As filed with the Securities and Exchange Commission on October 15, 2014

Registration No. 333-198277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BREITBURN ENERGY PARTNERS LP

(Exact Name of Registrant as Specified in its Charter)

Delaware	1311	74-3169953
(State or other jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

515 South Flower Street, Suite 4800

Los Angeles, California 90071

(213) 225-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory C. Brown

515 South Flower Street, Suite 4800

Los Angeles, California 90071

(213) 225-5900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sean T. Wheeler Michael E. Dillard Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Gregory S. Roden QRE GP, LLC 5 Houston Center 1401 McKinney Street, Suite 2400 Houston, Texas 77010 (713) 452-2200	Jeffery B. Floyd Jeffery K. Malonson Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. Breitburn Energy Partners LP may not issue the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED OCTOBER 15, 2014

QR Energy, LP

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Unitholder:

On July 23, 2014, QR Energy, LP (“QRE”) and Breitburn Energy Partners LP (“Breitburn”) entered into a merger agreement, pursuant to which a subsidiary of Breitburn will merge with and into QRE, with QRE continuing as the surviving entity and as a wholly-owned subsidiary of Breitburn. The QRE GP conflicts committee has determined that the merger agreement is fair and reasonable to, and advisable to and in the best interests of QRE and its unitholders who are not affiliates of QRE and has approved the merger agreement and recommended to QRE GP, LLC, the general partner of QRE (“QRE GP”) that the merger agreement be entered into by QRE. Based upon, among other things, such recommendation of the QRE GP conflicts committee, the board of directors of QRE GP has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are in the best interests of QRE and its unitholders, and has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and the board of directors of QRE GP has recommended that unitholders vote in favor of the adoption of the merger agreement.

Under the terms of the merger agreement, holders of QRE common units and Class B units will receive 0.9856 common units of Breitburn for each QRE unit held (the “unit consideration”), but in no event will Breitburn be obligated to issue in excess of 72,001,686 Breitburn common units as consideration for the merger. The exchange ratio for the unit consideration is fixed and will not be adjusted to reflect changes in the price of QRE or Breitburn units prior to the closing of the merger. The unit consideration is valued at $22.48 per QRE unit eligible to receive the unit consideration based on the closing price of Breitburn’s common units as of July 23, 2014, representing a 19% premium to the closing price of QRE’s common units of $18.87 on July 23, 2014. In addition, under the terms of the merger agreement, each Class C Convertible Preferred Unit (collectively, the “Class C units”) of QRE issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive cash in an amount equal to (i) $350 million divided by (ii) the number of Class C units outstanding immediately prior to the effective time of the merger (the “cash consideration”).

Immediately following completion of the merger, it is expected that QRE unitholders will own approximately 37% of the outstanding common units of Breitburn, based on the estimated number of common units of Breitburn that will be outstanding, on a fully diluted basis, immediately prior to the closing of the merger. The common units of QRE are traded on the New York Stock Exchange under the symbol “QRE,” and the common units of Breitburn are traded on the NASDAQ under the symbol “BBEP.”

We are holding a special meeting of unitholders on                     , 2014 at              a.m., local time, at                     , to obtain your vote to adopt the merger agreement and the transactions contemplated thereby. Your vote is very important, regardless of the number of units you own. The merger cannot be completed unless the holders of a majority of the outstanding QRE common units, QRE Class B units and QRE Class C units, voting together as a single class, vote for the adoption of the merger agreement and the transactions contemplated thereby at the QRE special meeting. The holders of all issued and outstanding QRE Class B units and QRE Class C units have entered into a transaction, voting and support agreement with Breitburn, pursuant to which they have agreed to vote all of such units as well as the QRE common units owned by such holders in favor of the adoption of the merger agreement and to take other actions in furtherance of the merger. Collectively, these QRE unitholders hold units representing approximately 37% of the votes of QRE’s outstanding units as of the date of the accompanying proxy statement/prospectus.

Based upon, among other things, the recommendation of the QRE GP conflicts committee, the board of directors of QRE GP recommends that QRE unitholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, “FOR” the merger-related compensation proposal and “FOR” the adjournment of the QRE special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the QRE special meeting.

On behalf of the board of directors of QRE GP, I invite you to attend the QRE special meeting. Whether or not you expect to attend the QRE special meeting in person, we urge you to submit your proxy as promptly as possible through one of the delivery methods described in the accompanying proxy statement/prospectus.

In addition, we urge you to read carefully the accompanying proxy statement/prospectus (and the documents contained in or incorporated by reference into the accompanying proxy statement/prospectus), which includes important information about the merger agreement, the proposed merger, QRE, Breitburn and the QRE special meeting. Please pay particular attention to the section titled “Risk Factors” beginning on page 30 of the accompanying proxy statement/prospectus.

On behalf of the QRE GP board of directors, thank you for your continued support.

Sincerely,

Alan L. Smith

Chief Executive Officer of QRE GP, LLC,

the general partner of QR Energy, LP

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated                     , 2014 and is first being mailed to the unitholders of QRE on or about                     , 2014.

QR Energy, LP

5 Houston Center

1401 McKinney Street, Suite 2400

Houston, Texas 77010

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

To the Unitholders of QR Energy, LP:

Notice is hereby given that a special meeting of unitholders of QR Energy, LP, a Delaware limited partnership (“QRE”), will be held on                     , 2014, at             a.m., local time, at             , solely for the following purposes:

•	Proposal 1: to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of July 23, 2014 (as such agreement may be amended from time to time, the “merger agreement”), by and among QRE, QRE GP, LLC, the general partner of QRE (“QRE GP”), Breitburn Energy Partners LP (“Breitburn”), Breitburn GP LLC, the general partner of Breitburn (“Breitburn GP”), and Boom Merger Sub, LLC, a subsidiary of Breitburn (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into QRE, with QRE surviving the merger as a wholly-owned subsidiary of Breitburn;

•	Proposal 2: to consider and vote on a proposal to approve, on an advisory, non-binding basis, the merger-related compensation payments that may become payable to QRE’s named executive officers in connection with the merger; and

•	Proposal 3: to consider and vote on a proposal to approve the adjournment of the QRE special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

These items of business, including the adoption of the merger agreement and the proposed merger, are described in detail in the accompanying proxy statement/prospectus. Among other things, the QRE GP conflicts committee has determined that the merger agreement is fair and reasonable to, and advisable to and in the best interests of QRE and its unitholders who are not affiliates of QRE and has approved the merger agreement and recommended to QRE GP that the merger agreement be entered into by QRE. Based upon, among other things, such recommendation of the QRE GP conflicts committee, the QRE GP board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are in the best interests of QRE and its unitholders and recommends that QRE unitholders vote “FOR” the proposal to adopt the merger agreement and the transactions contemplated thereby, “FOR,” on an advisory, non-binding basis, the merger-related compensation proposal and “FOR” the adjournment of the QRE special meeting, if necessary, to solicit additional proxies in favor of such adoption.

Only unitholders of record as of the close of business on                     , 2014, the record date for determination of holders entitled to notice of and to vote at the QRE special meeting, are entitled to notice of the QRE special meeting and to vote at the QRE special meeting or at any adjournment or postponement thereof. A list of unitholders entitled to vote at the QRE special meeting will be available in our offices located at 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010, during regular business hours for a period of ten days before the QRE special meeting, and at the place of the QRE special meeting during the meeting.

Adoption of the merger agreement and the transactions contemplated thereby by the QRE unitholders is a condition to the consummation of the merger and requires the affirmative vote of holders of a majority of the outstanding QRE common units, QRE Class B units and QRE Class C units, voting together as a single class. Therefore, your vote is very important. The holders of all issued and outstanding QRE Class B units and QRE Class C units have entered into a transaction, voting and support agreement with Breitburn, pursuant to which they have agreed to vote all of such units as well as the QRE common units owned by such holders in favor of the adoption of the merger agreement and to take other actions in furtherance of the merger. Collectively, these QRE unitholders hold units representing approximately 37% of the votes of QRE’s outstanding units as of the date of the accompanying proxy statement/prospectus.

Your failure to vote your units will have the same effect as a vote “AGAINST” the adoption of the merger agreement and the transactions contemplated thereby.

By order of the board of directors,

Gregory S. Roden

Sr. Vice President, Secretary and General Counsel

                    , 2014

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE QRE SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY TELEPHONE, (2) VIA THE INTERNET OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE PREPAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the QRE special meeting. If your units are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished to you by such record holder.

We urge you to read the accompanying proxy statement/prospectus, including all documents included in or incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the advisory, non-binding vote on the merger-related compensation payments that may become payable to QRE’s named executive officers in connection with the merger, the adjournment vote, the QRE special meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your QRE units, please contact QRE’s proxy solicitor:

Morrow & Co., LLC

470 West Avenue

Stamford CT, 06902

Unitholders, call toll-free: 855-201-1081

Banks and brokers, call collect: 203-658-9400

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Breitburn from other documents filed with the Securities and Exchange Commission, referred to as the SEC, that are not included in or delivered with this proxy statement/prospectus. See “Where You Can Find More Information.”

Documents incorporated by reference are available to you without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers.

Breitburn Energy Partners LP

Antonio D’Amico

Vice President, Investor Relations & Government Affairs

515 South Flower Street, Suite 4800

Los Angeles, California 90071

(213) 225-5900

To receive timely delivery of the requested documents in advance of the QRE special meeting, you should make your request no later than                     , 2014.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Breitburn (File No. 333-198277), constitutes a prospectus of Breitburn under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Breitburn common units to be issued pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the QRE special meeting, at which QRE unitholders will be asked to consider and vote on, among other matters, a proposal to adopt the merger agreement and the transactions contemplated thereby.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated                     , 2014. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to QRE unitholders nor the issuance by Breitburn of its common units pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Breitburn contained in this proxy statement/prospectus or incorporated by reference has been provided by Breitburn, and the information concerning QRE contained in this proxy statement/prospectus has been provided by QRE.

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QUESTIONS AND ANSWERS

Set forth below are questions that you, as a unitholder of QRE, may have regarding the vote on the merger, the advisory, non-binding vote on the merger-related compensation payments that may become payable to QRE’s named executive officers in connection with the merger, the adjournment proposal and the QRE special meeting, and brief answers to those questions. You are urged to read carefully this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety, including the merger agreement, which is attached as Annex A to this proxy statement/prospectus, and the documents contained in and incorporated by reference into this proxy statement/prospectus, because this section may not provide all of the information that is important to you with respect to the merger and the QRE special meeting. You may obtain a list of the documents incorporated by reference into this proxy statement/prospectus in the section titled “Where You Can Find More Information.”

Q: Why am I receiving this proxy statement/prospectus?

A: Breitburn and QRE have agreed to a merger, pursuant to which Merger Sub will merge with and into QRE, with QRE continuing as the surviving entity as a wholly-owned subsidiary of Breitburn. Following the completion of the merger, QRE will cease to be a publicly held limited partnership. In order to complete the merger, QRE unitholders must vote to adopt the merger agreement, dated as of July 23, 2014, among QRE, QRE GP, Breitburn, Breitburn GP and Merger Sub (the “merger agreement”), and the transactions contemplated thereby. QRE is holding a special meeting of unitholders to obtain such unitholder approval.

In the merger, Breitburn will issue Breitburn common units as the consideration to be paid to holders of QRE common units and Class B units, and Breitburn will pay certain cash consideration to the holders of QRE Class C units. This document is being delivered to you as both a proxy statement of QRE and a prospectus of Breitburn in connection with the merger. It is the proxy statement by which the QRE GP board of directors is soliciting proxies from you to vote on the adoption of the merger agreement and the transactions contemplated thereby at the QRE special meeting or at any adjournment or postponement of the QRE special meeting. It is also the prospectus by which Breitburn will issue Breitburn common units to you in the merger.

Q: What will happen in the merger?

A: In the merger, Merger Sub will merge with and into QRE. QRE will be the surviving limited partnership in the merger as a wholly-owned subsidiary of Breitburn. QRE will cease to be a publicly held limited partnership following completion of the merger.

Q: What will I receive in the merger for my common units and Class B units?

A: If the merger is completed, your QRE common units and Class B units will be cancelled and converted automatically into the right to receive a number of Breitburn common units (the “unit consideration”), equal to 0.9856 multiplied by the number of your QRE common units or Class B units. No fractional Breitburn common units will be issued. Holders of QRE common units or Class B units to whom fractional units would have otherwise been issued will be entitled to receive, subject to applicable withholding, a cash payment in lieu of such fractional interest based on the average trading prices of the Breitburn common units over the ten trading day period prior to the closing date of the merger. The exchange ratio for the unit consideration is fixed and will not be adjusted to reflect changes in the price of QRE or Breitburn units prior to the closing of the merger. See “Risk Factors” beginning on page 30 of this proxy statement/prospectus.

Q: Can I elect to receive cash for my QRE common units and Class B units?

A: No. Pursuant to the merger agreement, the consideration to be received by the holders of QRE common units and Class B units consists of the unit consideration and is fixed at the exchange ratio, in each case as described above.

Q: What will happen to my QRE LTIP awards in the merger?

A: If the merger is completed, each restricted unit issued under QRE’s Long-Term Incentive Plan (the “LTIP”) that is subject to time-based vesting (a “QRE Restricted unit”) that is outstanding and unvested immediately prior to the effective time will automatically become fully vested and convert into the right to receive the unit consideration. In the case of awards of performance units granted under the LTIP (a “QRE Performance unit”) that are outstanding immediately prior to the effective time, the awards will automatically vest and be settled in a number of QRE common units based on actual attainment of the applicable performance goal(s) as of two business days prior to the effective time, and such resulting QRE common units will be converted at the effective time into the right to receive the unit consideration. See “The Merger Agreement—Treatment of Equity Awards” beginning on page 108 of this proxy statement/prospectus.

Q: Why are the QRE Class C unitholders receiving cash instead of Breitburn units?

A: The terms of the QRE Class C units under QRE’s partnership agreement provide that in certain situations, including change of control transactions, holders of the QRE Class C units would be entitled to receive a cash payment per unit equal to the liquidation preference of $21.00 per unit.

Q: Are the QRE Class C unitholders receiving a higher price per unit than the implied value of each QRE common unit or Class B unit?

A: The QRE Class C units are being acquired at their liquidation preference, which is approximately $21.00 per unit. As of July 23, 2014 (the last trading day before the announcement of the merger), the implied value of the unit consideration for each QRE common unit and Class B unit was $22.48.

Q: What happens if the merger is not completed?

A: If the merger agreement is not adopted by QRE unitholders or if the merger is not completed for any other reason, you will not receive any form of consideration for your QRE units in connection with the merger. Instead, QRE will remain an independent publicly traded limited partnership and its common units will continue to be listed and traded on the New York Stock Exchange (the “NYSE”). Under specified circumstances, QRE may be required to pay Breitburn a termination fee of $64,875,000. In addition, following a termination of the merger agreement in specified circumstances, either QRE or Breitburn will be required to pay up to $16,425,000 in expenses to the other party as described in “The Merger Agreement—Expenses” and “—Termination Fee” beginning on page 112 of this proxy statement/prospectus.

Pursuant to the Transaction, Voting and Support Agreement entered into by Breitburn and the holders of all issued and outstanding QRE Class B units and QRE Class C units (the “support agreement”), if the merger agreement is terminated and QRE is obligated to pay a termination fee pursuant to the merger agreement under certain circumstances specified in the support agreement involving an alternative transaction, then certain of such holders may be required to pay an amount to Breitburn equal to the lesser of (i) 2% of the equity value of the alternative transaction multiplied by such holder’s pro rata share of the total consideration payable to all such holders in such alternative transaction and (ii) the aggregate excess consideration to be received by such holders as a result of the alternative transaction as compared to the consideration to be received by such holder as a result of the merger. See “Proposal 1: The Merger—Transaction, Voting and Support Agreement” beginning on page 88 of this proxy statement/prospectus.

Q: Will I continue to receive future distributions?

A: Before completion of the merger, QRE expects to continue to pay its regular monthly cash distributions on its common units and Class B units, which currently is $0.1625 per unit. However, QRE and Breitburn will coordinate the timing of distribution declarations leading up to the merger so that, in any month, a holder of QRE common units or Class B units will either receive distributions in respect of its QRE common units and Class B units or distributions in respect of Breitburn common units that such holder will receive in the merger (but will not receive distributions in respect of both in any month). Receipt of the regular monthly distribution will not reduce the merger consideration you receive. After completion of the merger, you will be entitled only to distributions on any Breitburn common units you receive in the merger and hold through the applicable distribution record date. Under the merger agreement, Breitburn has agreed to increase its monthly distributions to holders of its common units to at least $0.1733 per common unit per month, if permissible under its partnership agreement and Delaware law.

Q: What am I being asked to vote on?

A: QRE’s unitholders are being asked to vote on the following proposals:

•	Proposal 1: to adopt the merger agreement, as such agreement may be amended from time to time, a copy of which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby;

•	Proposal 2: to approve, on an advisory, non-binding basis, the merger-related compensation payments that may become payable to QRE’s named executive officers in connection with the merger; and

•	Proposal 3: to approve the adjournment of the QRE special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

The approval of the proposal to adopt the merger agreement and the transactions contemplated thereby by QRE unitholders is a condition to the obligations of QRE and Breitburn to complete the merger. Neither the approval (on an advisory, non-binding basis) of the merger-related compensation proposal nor the approval of the proposal to adjourn is a condition to the obligations of QRE or Breitburn to complete the merger.

Q: Does the board of directors of QRE’s general partner recommend that unitholders adopt the merger agreement and the transactions contemplated thereby?

A: Yes. The board of directors of QRE GP, the general partner of QRE, has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and determined that these transactions are in the best interests of the QRE unitholders. Therefore, the board of directors of QRE GP unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and the transactions contemplated thereby at the QRE special meeting. See “Proposal 1: The Merger—QRE’s Reasons for the Merger; Recommendation of QRE GP’s Board of Directors” beginning on page 12 of this proxy statement/prospectus. In considering the recommendation of the board of directors of QRE GP with respect to the merger agreement and the transactions contemplated thereby, including the merger, you should be aware that directors and executive officers of QRE are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or in addition to, your interests as a unitholder of QRE. You should consider these interests in voting on this proposal. These different interests are described under “Proposal 1: The Merger—Interests of Directors and Executive Officers of QRE GP in the Merger” beginning on page 93 of this proxy statement/prospectus.

Q: Does QRE GP’s board of directors recommend that unitholders approve the adjournment of the QRE special meeting, if necessary?

A: Yes. QRE GP’s board of directors unanimously recommends that you vote “FOR” the proposal to adjourn the QRE special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the QRE special meeting. See “Proposal 3: Adjournment of the QRE Special Meeting” beginning on page 184 of this proxy statement/prospectus.

Q: What unitholder vote is required for the approval of each proposal?

A: The following are the vote requirements for the proposals:

•	Proposal 1: Adoption of the Merger Agreement. The affirmative vote of holders of a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class. Accordingly, abstentions, broker non-votes (if any) and unvoted units will have the same effect as votes “AGAINST” adoption.

•	Proposal 2: Approval of Merger-Related Compensation. The affirmative vote of a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class. Accordingly, abstentions, broker non-votes (if any) and unvoted units will have the same effect as votes “AGAINST” adoption.

•	Proposal 3: Adjournment of the QRE Special Meeting (if necessary). If a quorum is present at the meeting, the affirmative vote of holders of at least a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class; provided that, if a quorum is not present at the meeting, the affirmative vote of holders of a majority of the outstanding QRE common units, Class B units and Class C units entitled to vote at such meeting represented either in person or by proxy, voting together as a single class, will be required to approve the proposal. Accordingly, if a quorum is present, abstentions, broker non-votes and unvoted units will have the same effect as votes “AGAINST” the proposal. If a quorum is not present, abstentions and broker non-votes will have the same effect as votes “AGAINST” the proposal, and unvoted units will have no effect on the adoption of the proposal.

Simultaneous with the execution of the merger agreement, Breitburn entered into the support agreement with Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP, Black Diamond Resources, LLC, QR Holdings (QRE), LLC and QR Energy Holdings, LLC (the “Holders”), who collectively hold all issued and outstanding QRE Class B units and QRE Class C units. Pursuant to the support agreement, the Holders have agreed to vote all of their units (including QRE common units owned by them) in favor of the merger agreement and to take certain other specified actions in furtherance of the merger. Collectively, the Holders hold units representing approximately 37% of the votes of QRE’s outstanding units as of the date of this proxy statement/prospectus.

Q: What constitutes a quorum for the QRE special meeting?

A: A majority of the outstanding QRE common units, Class B units and Class C units must be represented in person or by proxy at the meeting in order to constitute a quorum.

Q: When is this proxy statement/prospectus being mailed?

A: This proxy statement/prospectus and the proxy card are first being sent to QRE unitholders on or about                     , 2014.

Q: Who is entitled to vote at the QRE special meeting?

A: Holders of each of QRE’s common units outstanding, Class B units outstanding and Class C units outstanding (as each is defined in QRE’s agreement of limited partnership) as of the close of business on                     , 2014, the record date for the determination of unitholders entitled to notice of and to vote at the QRE special meeting, are entitled to one vote per unit at the QRE special meeting.

As of the record date, there were                     common units outstanding,                     Class B units outstanding and Class C units outstanding, all of which are entitled to vote at the QRE special meeting.

Q: When and where is the QRE special meeting?

A: The special meeting will be held at                     , on             , 2014, at         a.m., local time.

Q: How do I vote my units, or cause my units to be voted, at the QRE special meeting?

A: There are four ways you may cause your units to be voted at the QRE special meeting:

•	In Person. If you are a unitholder of record, you may vote in person at the QRE special meeting. Units held by a broker, bank or other nominee may be voted in person by you only if you obtain a legal proxy from the record holder (which is your broker, bank or other nominee) giving you the right to vote the units;

•	Via the Internet. You may submit a proxy electronically via the Internet by accessing the Internet address provided on each proxy card (if you are a unitholder of record) or vote instruction card (if your units are held by a broker, bank or other nominee);

•	By Telephone. You may submit a proxy by using the toll-free telephone number listed on the enclosed proxy card (if you are a unitholder of record) or vote instruction card (if your units are held by a broker, bank or other nominee); or

•	By Mail. You may submit a proxy by filling out, signing and dating the enclosed proxy card (if you are a unitholder of record) or vote instruction card (if your units are held by a broker, bank or other nominee) and returning it by mail in the prepaid envelope provided.

Even if you plan to attend the QRE special meeting in person, your plans may change, thus you are encouraged to submit your proxy as described above so that your vote will be counted if you later decide not to attend the QRE special meeting.

If your units are held by a broker, bank or other nominee, also known as holding units in “street name,” you should receive instructions from the broker, bank or other nominee that you must follow in order to have your units voted. Please review such instructions to determine whether you will be able to submit your proxy via Internet or by telephone. The deadline for submitting your proxy by telephone or electronically through the Internet is 11:59 p.m. Eastern Time                     , 2014 (the “Telephone/Internet deadline”).

Q: If my units are held in “street name” by my broker, will my broker automatically vote my units for me?

A: No. If your units are held in an account at a broker or through another nominee, you must instruct the broker or other nominee on how to vote your units by following the instructions that the broker or other nominee provides to you with these materials. Most brokers offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If you do not provide voting instructions to your broker, your units will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. Because the only proposals for consideration at the QRE special meeting are non-discretionary proposals, it is not expected that there will be any broker non-votes at the QRE special meeting. However, if there are any broker non-votes, they will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum, but the broker or other nominee will not be able to vote on those matters for which specific authorization is required. Under the current rules of the NYSE, brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement and the transactions contemplated thereby. A broker non-vote (if any) will have the same effect as a vote “AGAINST” adoption of the merger agreement and the transactions contemplated thereby, the merger-related compensation proposal and the adjournment proposal.

Q: How will my units be represented at the QRE special meeting?

A: If you submit your proxy by telephone, the Internet website or by signing and returning your proxy card, the officers named in your proxy card will vote your units in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your units, your units will be voted as the QRE GP board of directors recommends, which is:

•	Proposal 1: “FOR” the adoption of the merger agreement and the transactions contemplated thereby;

•	Proposal 2: “FOR” the approval, on an advisory, non-binding basis, the merger-related compensation payments that may become payable to QRE’s named executive officers in connection with the merger; and

•	Proposal 3: “FOR” the approval of the adjournment of the QRE special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

If you hold your QRE units through a broker or other nominee, you must follow the directions you receive from your broker or other nominee in order to revoke your proxy or change your voting instructions.

Q: Who may attend the QRE special meeting?

A: QRE unitholders (or their authorized representatives) and QRE’s invited guests may attend the QRE special meeting. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance.

Q: Is my vote important?

A: Yes, your vote is very important. If you do not submit a proxy or vote in person at the QRE special meeting, it will be more difficult for QRE to obtain the necessary quorum to hold the QRE special meeting. In addition, an abstention or your failure to submit a proxy or to vote in person will have the same effect as a vote “AGAINST” the adoption of the merger agreement and the transactions contemplated thereby. If you hold your units through a broker or other nominee, your broker or other nominee will not be able to cast a vote on such adoption without instructions from you. The QRE GP board of directors recommends that you vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby.

Q: Can I revoke my proxy?

A: Yes. If you are a unitholder of record, you may revoke or change your proxy at any time before the Telephone/Internet deadline or before the polls close at the QRE special meeting by:

•	sending a written notice, no later than the Telephone/Internet deadline, to QRE at 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Attn: Corporate Secretary, that bears a date later than the date of the proxy and is received prior to the QRE special meeting and states that you revoke your proxy;

•	submitting a valid, later-dated proxy by mail, telephone or Internet that is received prior to the QRE special meeting; or

•	attending the QRE special meeting and voting by ballot in person (your attendance at the QRE special meeting will not, by itself, revoke any proxy that you have previously given).

Q: What happens if I sell my units after the record date but before the QRE special meeting?

A: The record date for the QRE special meeting is earlier than the date of the QRE special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your QRE units after the record date but before the date of the QRE special meeting, you will retain your right to vote at the QRE special meeting. However, you will not have the right to receive the merger consideration to be received by QRE’s unitholders in the merger. In order to receive the merger consideration, you must hold your units through completion of the merger.

Q: What does it mean if I receive more than one proxy card or vote instruction card?

A: Your receipt of more than one proxy card or vote instruction card means that you have multiple accounts with QRE’s transfer agent or with a brokerage firm, bank or other nominee. If submitting your proxy by mail, please sign and return all proxy cards or vote instruction cards to ensure that all of your units are voted. Each proxy card or vote instruction card represents a distinct number of units, and it is the only means by which those particular units may be voted by proxy.

Q: Am I entitled to appraisal rights if I vote against the adoption of the merger agreement?

A: No. Appraisal rights are not available in connection with the merger under the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”), or under the QRE partnership agreement.

Q: Is completion of the merger subject to any conditions?

A: Yes. In addition to the adoption of the merger agreement by QRE unitholders, completion of the merger requires the receipt of the necessary governmental clearances and the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the merger agreement. See “The Merger Agreement—Conditions to Consummation of the Merger” beginning on page 102 of this proxy statement/prospectus.

Q: When do you expect to complete the merger?

A: QRE and Breitburn are working towards completing the merger promptly. QRE and Breitburn currently expect to complete the merger in                     2014, subject to receipt of QRE’s unitholder approval, regulatory approvals and clearances and other usual and customary closing conditions. On August 18, 2014, QRE and Breitburn were informed by the Federal Trade Commission that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) in connection with the transactions contemplated by the merger agreement was terminated. However, no assurance can be given as to when, or if, the merger will occur.

Q: What are the expected U.S. federal income tax consequences to a QRE common unitholder as a result of the transactions contemplated by the merger agreement?

A: It is anticipated that no gain or loss will be recognized by a holder of QRE common units solely as a result of the merger, other than (i) such unitholder’s distributive share of any gain recognized by QRE as a result of the merger (which, as described below, is expected to be zero) or (ii) to the extent the aggregate amount of any cash in lieu of fractional Breitburn common units received by such QRE unitholder, plus any net decrease in such QRE unitholder’s share of partnership liabilities pursuant to Section 752 of the Internal Revenue Code of 1986, as amended (the “Code”), exceeds such QRE unitholder’s adjusted tax basis in its QRE units at the closing of the merger.

Please read “Risk Factors—Risk Factors Relating to the Merger” and “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to QRE Unitholders.”

Q: Under what circumstances could the merger result in a holder of QRE common units recognizing taxable income or gain?

A: For U.S. federal income tax purposes, QRE will be deemed to contribute all of its assets to Breitburn in exchange for Breitburn common units, the assumption of QRE’s liabilities and cash in lieu of fractional Breitburn common units, followed by a liquidation of QRE in which Breitburn common units and cash are distributed to QRE unitholders. The actual receipt of cash and the deemed receipt of cash by QRE in the merger could trigger gain to QRE either because it would be treated as part of a sale or because it exceeds QRE’s adjusted tax basis in its assets at the closing of the merger, and any such gain would be allocated to the QRE unitholders pursuant to the QRE partnership agreement. The actual receipt of cash and the deemed receipt of cash by QRE will qualify for one or more exceptions to sale treatment, and QRE does not currently expect that it will recognize gain as a result of the deemed receipt of cash in the merger exceeding its adjusted tax basis in its assets. In addition, as a result of the merger, the holders of QRE common units who receive Breitburn common units will become limited partners of Breitburn for U.S. federal income tax purposes and will be allocated a share of Breitburn’s nonrecourse liabilities. Each holder of QRE common units will be treated as receiving a deemed cash distribution equal to the excess, if any, of such QRE unitholder’s share of nonrecourse liabilities of QRE immediately before the merger over such common unitholder’s share of nonrecourse liabilities of Breitburn immediately following the merger. If the amount of cash actually received plus any deemed cash distribution received by a holder of QRE common units exceeds such common unitholder’s basis in his QRE units, such common unitholder will recognize gain in an amount equal to such excess. While there can be no assurance, Breitburn and QRE expect that most holders of QRE common units will not recognize gain in this manner. The amount and effect of any gain that may be recognized by holders of QRE common units will depend on such unitholder’s particular situation, including the ability of such unitholder to utilize any suspended passive losses. For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to QRE,” “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to QRE Unitholders” and “Risk Factors Relating to the Merger.”

Q: What are the expected U.S. federal income tax consequences for a holder of QRE common units of the ownership of Breitburn common units after the merger is completed?

A: Each holder of QRE common units who becomes a Breitburn unitholder as a result of the merger will, as is the case for existing Breitburn common unitholders, be allocated such unitholder’s distributive share of Breitburn’s income, gains, losses, deductions and credits. In addition to U.S. federal income taxes, such a holder will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which Breitburn conducts business or owns property or in which the unitholder is resident. Please read “Material U.S. Federal Income Tax Consequences of Breitburn Common Unit Ownership.”

Q: Assuming the merger closes before December 31, 2014, how many Schedule K-1s will I receive if I am a QRE unitholder?

A: If you are a holder of QRE common units, you will receive two Schedules K-1, one from QRE, which will describe your share of QRE’s income, gain, loss and deduction for the portion of the tax year that you held QRE units prior to the effective time of the merger, and one from Breitburn, which will describe your share of Breitburn’s income, gain, loss and deduction for the portion of the tax year you held Breitburn common units following the effective time of the merger.

At the effective time, QRE will be treated as a terminated partnership under Section 708 of the Code. Therefore, as a result of the merger, QRE’s taxable year will end as of the date of the merger, and QRE will be required to file a final U.S. federal income tax return for the taxable year ending on the date the merger is effective. QRE expects to furnish a Schedule K-1 to each QRE unitholder, and Breitburn expects to furnish a Schedule K-1 to each Breitburn unitholder, within 90 days of the closing of Breitburn’s taxable year on December 31, 2014.

Q: What do I need to do now?

A: Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes. Then, please vote your QRE units or submit your proxy in accordance with the instructions described above.

If you hold units through a broker or other nominee, please instruct your broker or nominee to vote your units by following the instructions that the broker or nominee provides to you with these materials.

Q: Should I send in my unit certificates now?

A: No. QRE unitholders should not send in their unit certificates at this time. After completion of the merger, Breitburn’s exchange agent will send you a letter of transmittal and instructions for exchanging your QRE common units for the merger consideration. Unless you specifically request to receive Breitburn unit certificates, the Breitburn common units you receive in the merger will be issued in book-entry form.

Q: Who should I call with questions?

A: QRE unitholders should call Morrow & Co., LLC (“Morrow”), QRE’s proxy solicitor, toll-free at 855-201-1081 (banks and brokers call collect at 203-658-9400) with any questions about the merger or the QRE special meeting, or to obtain additional copies of this proxy statement/prospectus, proxy cards or voting instruction forms.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. You are urged to read carefully the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the QRE special meeting. See “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties (See page 45)

Breitburn Energy Partners, LP (“Breitburn”) is a Delaware limited partnership with common units traded on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “BBEP.” Breitburn is an independent oil and gas limited partnership focused on the acquisition, exploitation and development of oil and gas properties. Breitburn’s assets consist primarily of producing and non-producing oil, natural gas liquids (“NGLs”) and natural gas reserves located primarily in Michigan, Oklahoma, Texas, Wyoming, California, Florida and Kentucky. Breitburn GP LLC, a Delaware limited liability company (“Breitburn GP”), is Breitburn’s general partner. Breitburn GP is a wholly-owned subsidiary of Breitburn. Breitburn’s principal executive offices are located at 1515 South Flower Street, Suite 4800, Los Angeles, California 90071, and its telephone number is (213) 225-5900.

QR Energy, LP (“QRE”), is a Delaware limited partnership with common units traded on the NYSE under the symbol “QRE.” QRE acquires, owns and exploits producing oil and natural gas properties in North America. QRE’s properties are located across the following five producing regions: Permian Basin, Ark-La-Tex, Mid-Continent, Gulf Coast and Michigan. QRE GP, LLC, a Delaware limited liability company (“QRE GP”), is QRE’s general partner. QRE GP is a wholly-owned subsidiary of QRE. QRE’s principal executive offices are located at 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010, and its telephone number is (713) 452-2200.

Boom Merger Sub, LLC (“Merger Sub”) is a Delaware limited liability company and wholly-owned subsidiary of Breitburn. Merger Sub was created for purposes of the merger and has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the transactions contemplated by the merger agreement.

The Merger (See page 101)

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub with and into QRE. QRE will survive the merger as a wholly-owned subsidiary of Breitburn.

Merger Consideration (See page 108)

The merger agreement provides that, at the effective time of the merger (the “effective time”), (i) each QRE common unit and Class B unit issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.9856 Breitburn common units and (ii) each QRE Class C unit issued and outstanding immediately prior to the effective time will be converted into the right to receive an amount of cash equal to $350 million divided by the number of Class C units outstanding immediately prior to the effective time. However, in no event will Breitburn be obligated to issue in excess of 72,001,686 common units as unit consideration for the merger. Any QRE securities that are owned by QRE or Breitburn or any of their respective subsidiaries at the effective time will be cancelled without any conversion or payment of consideration in respect thereof.

Treatment of Equity Awards and Contingent Class B Units (See page 108)

Restricted Units. Each QRE Restricted unit that is outstanding and unvested immediately prior to the effective time, automatically and without any action on the part of the holder of such QRE Restricted unit, will vest in full and the restrictions with respect thereto will lapse, and will be converted into the right to receive the unit consideration in accordance with the terms of the merger agreement.

Performance Units. Each QRE Performance unit that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such QRE Performance unit, will vest and be settled in a number of QRE common units determined based on actual attainment of the applicable performance goal(s) as of two business days prior to the effective time. At the effective time, the resulting QRE common units will be converted into the right to receive the unit consideration in accordance with the terms of the merger agreement.

Contingent Class B Units. In connection with the merger, a number of QRE’s Contingent Class B units equal to the “Adjusted Class B Amount” will, automatically and without any action on the part of the holders of such Contingent Class B units, be issued, the performance-based conditions thereon shall lapse, and such Contingent Class B units will be treated as issued and outstanding Class B units as of immediately prior to the effective time. The “Adjusted Class B Amount” equals (x) 6,748,067 minus (y) the excess of (A) the number of QRE common units issued in respect of the QRE Performance units as described above over (B) 383,900 and minus (z) the number, if any, of Contingent Class B units issued pursuant to Section 7.4(d) of QRE’s partnership agreement (which provides that QRE should distribute Contingent Class B units on an annual basis if a certain three-part partnership performance test is met). The Contingent Class B units are owned by certain of QRE management and board members through ownership interests in QR Holdings (QRE), LLC and QR Energy Holdings, LLC, the former owners of QRE GP. Simultaneously with the execution of the merger agreement, QRE entered into letter agreements with each of QR Holdings (QRE), LLC and QR Energy Holdings, LLC, each of which provides for the waiver of their right to receive a portion of the QRE Class B units to which it would otherwise be entitled as a result of the satisfaction of the performance-based conditions applicable to certain Contingent Class B units upon the consummation of the merger. See “Interests of Directors and Executive Officers of QRE GP in the Merger—Contingent Class B Units.”

QRE Special Unitholder Meeting; Unitholders Entitled to Vote; Vote Required (See page 46)

Meeting. The special meeting will be held on                     , 2014, at          a.m., local time, at                 . At the QRE special meeting, QRE unitholders will be asked to vote on the following proposals:

•	Proposal 1: to adopt the merger agreement, as such agreement may be amended from time to time, and the transactions contemplated thereby;

•	Proposal 2: to approve, on an advisory, non-binding basis, the merger-related compensation payments that may become payable to QRE’s named executive officers in connection with the merger; and

•	Proposal 3: to approve the adjournment of the special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

Record Date. Only QRE unitholders of record at the close of business on                     , 2014, the record date for the determination of holders entitled to notice of and to vote at the QRE special meeting will be entitled to receive notice of and to vote at the QRE special meeting. As of the close of business on the record date of                     , 2014, there were              QRE common units,              Class B units and              Class C units outstanding and entitled to vote at the meeting. Each holder of QRE common units, Class B units and Class C units is entitled to one vote for each unit owned as of the record date.

Required Vote. To adopt the merger agreement and the transactions contemplated thereby, holders of a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, must vote in favor of such adoption. QRE cannot complete the merger unless its unitholders adopt the merger agreement and the transactions contemplated thereby. Simultaneous with the execution of the merger agreement, the holders of all issued and outstanding QRE Class B units and QRE Class C units entered into a transaction, voting and support agreement with Breitburn, pursuant to which they have agreed to vote all of their units, including QRE common units owned by such holders, in favor of the adoption of the merger agreement and to take other actions in furtherance of the merger. Collectively, these QRE unitholders hold approximately 37% of the votes of QRE’s outstanding units as of the date of the accompanying proxy statement/prospectus.

To approve (on an advisory, non-binding basis) the proposal regarding merger-related compensation payments that may become payable to QRE’s named executive officers in connection with the merger, holders of a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, must vote in favor of such adoption.

Because approval is based on the affirmative vote of a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, a QRE unitholder’s failure to vote, an abstention from voting or the failure of a QRE unitholder who holds his or her units in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” adoption of the merger agreement and the transactions contemplated thereby.

To approve the adjournment of the QRE special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting and if a quorum is present at the meeting, holders of at least a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, must vote in favor of the proposal; provided that, if a quorum is not present at the meeting, the affirmative vote of holders of a majority of the outstanding QRE common units, Class B units and Class C units entitled to vote at such meeting represented either in person or by proxy, voting together as a single class, is required to approve the proposal. Because approval of this proposal is based on the affirmative vote of at least a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, if a quorum is present, a QRE unitholder’s failure to vote, an abstention from voting or the failure of a QRE unitholder who holds his or her units in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” approval of this proposal.

Unit Ownership of and Voting by QRE GP’s Directors and Executive Officers. At the close of business on the record date for the QRE special meeting, QRE GP’s directors and executive officers and their affiliates beneficially owned and had the right to vote          QRE common units,          Class B units and          Class C units at the QRE special meeting, which represents approximately         % of the QRE units entitled to vote at the QRE special meeting. It is expected that QRE GP’s directors and executive officers will vote their units “FOR” the adoption of the merger agreement and the transactions contemplated thereby, although none of them has entered into any agreement requiring them to do so.

QRE Unitholder Proposals. Ownership of QRE common units does not entitle QRE common unitholders to make proposals at the QRE special meeting. Under the QRE partnership agreement, only its general partner can make a proposal at the special meeting.

QRE’s Reasons for the Merger; Recommendation of QRE GP’s Board of Directors and QRE GP’s Conflicts Committee (See page 61)

The QRE GP conflicts committee (the “conflicts committee”) has determined that the merger agreement is fair and reasonable to, and advisable to and in the best interests of QRE and its unitholders who are not affiliates of QRE and has approved the merger agreement and recommended to QRE GP that the merger agreement be entered into by QRE. Based upon, among other things, the recommendation of the conflicts committee, the board of directors of QRE GP recommends that QRE unitholders vote “FOR” adoption of the merger agreement and the transactions contemplated thereby.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the QRE GP board of directors considered a number of factors in its deliberations in addition to the recommendation of the conflicts committee. For a more complete discussion of these factors, see “Proposal 1: The Merger—Recommendation of QRE GP’s Board of Directors and Its Reasons for the Merger.”

Transaction, Voting and Support Agreement (See page 88)

Simultaneously with the execution of the merger agreement, Breitburn entered into a Transaction, Voting and Support Agreement (“the support agreement”) with Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP, Black Diamond Resources, LLC, QR Holdings (QRE), LLC and QR Energy Holdings, LLC (the “Holders”), who collectively hold all issued and outstanding QRE Class B units and QRE Class C units. Collectively, the Holders hold approximately 37% of the votes of QRE’s outstanding units as of the date of the accompanying proxy statement/prospectus.

In accordance with the support agreement, the Holders have agreed, among other things, subject to a change in recommendation by the QRE GP board of directors, to vote or cause to be voted all of their units, including QRE common units owned by such Holders, in favor of the merger and the adoption of the merger agreement and against alternative proposals or other proposals made in opposition to adoption of the merger agreement and other actions or transactions which might materially impede or interfere with the merger or the transactions contemplated by the merger agreement. The Holders also agreed to provide Breitburn with an irrevocable proxy over all of their QRE units, which will empower Breitburn, subject to the terms ofo the support agreement, to vote those units in favor of the merger and the transactions contemplated thereby on behalf of the Holders. The foregoing obligations and proxy will terminate upon the earliest to occur of (a) the consummation of the merger and (b) the termination of the merger agreement in accordance with its terms.

The Holders have also agreed to certain restrictions under the support agreement, including but not limited to: (i) a restriction on transferring their QRE units and (ii) a restriction on soliciting or encouraging alternative proposals. In addition, the Holders owning QRE Class C Units agreed not to convert such units for QRE common units. Furthermore, the Holders agreed to promptly notify Breitburn of any alternative proposal that they receive and to keep Breitburn reasonably informed on the material developments of any such alternative proposals. For a period beginning at the effective time of the merger and continuing for a period of 120 days thereafter, each of the Holders has also agreed not to sell, contract to sell, transfer or otherwise dispose of such Holder’s Breitburn common units (or any security exercisable or exchange for Breitburn common units) received in the merger. Breitburn and the Holders have also agreed to a mutual one-year non-solicitation of employees commencing at the effective time of the merger.

If the merger agreement is terminated and QRE is obligated to pay a termination fee pursuant to the merger agreement under certain circumstances specified in the support agreement involving an alternative transaction, then the Holders who hold the Class C units (comprised of Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC) (collectively, the “Fund Unitholders”) may be required to pay an amount to Breitburn equal to the lesser of (i) 2% of the equity value of the alternative transaction multiplied by such Fund Unitholder’s pro rata share of the total consideration payable to all Fund Unitholders in such alternative transaction and (ii) the aggregate excess consideration to be received by such Fund Unitholders as a result of the alternative transaction as compared to the consideration to be received by such Fund Unitholder as a result of the merger.

For a more complete discussion of the support agreement, see “Proposal 1: The Merger—Transaction, Voting and Support Agreement.”

Registration Rights Agreement (See page 90)

Simultaneously with the execution of the merger agreement, Breitburn entered into a Registration Rights Agreement (the “registration rights agreement”) with the Holders. Pursuant to the registration rights agreement, among other things, (i) no later than the 90th day following the closing date of the merger, Breitburn will file a shelf registration statement with the SEC to permit the public resale of the Breitburn units received by the Holders as consideration in the merger, (ii) the Holders will have the right to participate in future underwritten public offerings of Breitburn common units and (iii) Breitburn will be obligated to initiate an underwritten offering of the Breitburn units received by the Holders as consideration in the merger, subject to certain conditions. For a more complete discussion of the registration rights agreement, see “Proposal 1: The Merger—Registration Rights Agreement.”

Opinion of the Financial Advisors to the Board of Directors of QRE GP (See page 69)

In connection with the merger, on July 23, 2014, Greenhill & Co., LLC (“Greenhill”) delivered to the QRE GP board of directors its oral opinion, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the limitations and assumptions stated in its opinion, the aggregate unit consideration received by the holders of QRE common units and QRE Class B units pursuant to the merger agreement is fair, from a financial point of view, to such holders taken as a whole. The full text of Greenhill’s written opinion, dated as of July 23, 2014, which contains the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex C and is incorporated herein by reference. You are encouraged to read the opinion carefully in its entirety. Greenhill’s advisory services and opinion were provided for the information and assistance of the QRE GP board of directors in connection with its consideration of the proposed merger and the unit consideration and the opinion was not a recommendation to the members of the QRE GP board of directors as to whether they should approve the merger or the merger agreement, nor does it constitute a recommendation as to how any holders of QRE common units, QRE Class B units or QRE Class C units should vote with respect to any matter relating to the merger agreement or the merger. Greenhill was not requested to opine as to, and its opinion does not in any manner address, the relative merits of the proposed merger as compared to other business strategies or transactions that might have been available to QRE or QRE’s underlying business decision to proceed with or effect the proposed merger. Its opinion addresses only the fairness, from a financial point of view, to the holders of QRE common units and QRE Class B units of the aggregate unit consideration to be received by such holders taken as a whole pursuant to the merger agreement and does not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Specifically, Greenhill did not analyze or compare, and its opinion does not address the consideration to be received by holders of QRE common units, QRE Class B units, QRE Class C units and Contingent Class B units on a relative basis, including, without limitation (i) the allocation of the consideration among the holders of QRE common units, QRE Class B units and QRE Class C units, (ii) the determination or amount of the cash consideration payable to the holders of QRE Class C units, (iii) the Adjusted Class B Amount or (iv) the allocation of the unit consideration between the holders of QRE common units and QRE Class B units. Greenhill’s opinion did not address in any manner the price at which Breitburn units will trade at any future time.

See “The Merger—Opinion of the Financial Advisor to the QRE GP Board of Directors” beginning on page 69. See also Annex C to this proxy statement/prospectus.

Opinion of the Financial Advisors to the QRE GP Conflicts Committee (See page 77)

The conflicts committee retained Tudor, Pickering, Holt & Co. Securities, Inc. (“TPH”) to provide financial advice and assistance, as well as an opinion, to the conflicts committee in connection with the merger. The conflicts committee instructed TPH to evaluate the fairness, from a financial point of view, of the unit consideration to be paid in the merger to the holders of QRE common units other than QRE GP and its affiliates

(the “unaffiliated unitholders”). At a meeting of the conflicts committee held on July 23, 2014, TPH rendered its opinion orally to the conflicts committee that, as of July 23, 2014, based upon and subject to the factors and assumptions set forth in the opinion and based upon such other matters as TPH considered relevant, the unit consideration to be paid to the unaffiliated unitholders of QRE common units pursuant to the merger agreement was fair, from a financial point of view, to such unaffiliated unitholders. Upon execution of the merger agreement on July 23, 2014, TPH confirmed its opinion in writing to the conflicts committee. The full text of the TPH opinion, dated July 23, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by TPH in rendering its opinion, is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference. The summary of the TPH opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. QRE unitholders are urged to read the TPH opinion carefully and in its entirety. TPH provided its opinion for the information and assistance of the conflicts committee (in its capacity as such) in connection with its consideration of the merger. The TPH opinion does not constitute a recommendation as to how any holder of interests in QRE should vote or act with respect to the merger or any other matter. TPH’s opinion does not address the relative merits of the merger as compared to any alternative business transaction or strategic alternative that might be available to QRE, nor does it address the underlying business decision of QRE to engage in the merger. TPH did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or the merger or the other transactions contemplated by the merger agreement, including, without limitation, the fairness of the merger and the other transactions contemplated by the merger agreement to, or any consideration received in connection therewith by, creditors or other constituencies of QRE (including but not limited to holders of other classes of units of QRE) or Breitburn; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of QRE, QRE GP, Breitburn or Breitburn GP, or any class of such persons, or the issuance of any Contingent Class B units of QRE to any such person or class of such persons, in connection with the merger and the other transactions contemplated by the merger agreement, whether relative to the unit consideration pursuant to the merger agreement or otherwise. TPH was not asked to consider, and its opinion does not address, the price at which Breitburn common units will trade at any time.

See “The Merger—Opinion of the Financial Advisor to the QRE GP Conflicts Committee” beginning on page 77. See also Annex D to this proxy statement/prospectus.

Breitburn Unitholder Approval is Not Required (See page 99)

Breitburn unitholders are not required to adopt the merger agreement or approve the merger or the issuance of Breitburn common units in connection with the merger.

Ownership of Breitburn After the Merger (See page 99)

Breitburn will issue approximately 72 million Breitburn common units to former QRE unitholders pursuant to the merger. Based on the number of Breitburn units outstanding as of the date of this proxy statement/prospectus, immediately following the completion of the merger, Breitburn expects to have approximately 192 million common units outstanding. QRE unitholders are therefore expected to hold approximately 37% of the aggregate number of Breitburn common units outstanding immediately after the merger and approximately 36% of Breitburn’s total units of all classes.

Interests of Directors and Executive Officers of QRE GP in the Merger (See page 93)

QRE GP’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of QRE unitholders generally. The members of the QRE GP board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to QRE’s unitholders that the merger agreement be adopted.

These interests include:

•	QRE GP’s executive officers are participants in the LTIP and hold QRE Restricted units and/or QRE Performance units. Each QRE Restricted unit that is outstanding and unvested immediately prior to the effective time will vest in full and will be converted into the right to receive the unit consideration in accordance with the terms of the merger agreement. In addition, each QRE Performance unit that is outstanding immediately prior to the effective time will vest and be settled in a number of QRE common units determined based on actual attainment of the applicable performance goal(s) as of two business days prior to the effective time. At the effective time, the resulting QRE common units will be converted into the right to receive the unit consideration in accordance with the terms of the merger agreement. The aggregate payout to QRE GP’s executive officers in connection with the QRE Restricted units and QRE Performance units in connection with the merger is currently estimated to be $18,992,885 (based on performance through July 30, 2014).

•	One executive officer of QRE GP is expected to be terminated in connection with the merger and enter into a severance arrangement which would provide for an estimated cash severance payment of $549,120.

•	Certain of QRE GP’s directors and executive officers hold or are expected to be granted indirect equity interests in entities which will receive Contingent Class B units in connection with the merger.

•	QRE GP’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

Risks Relating to the Merger and Ownership of Breitburn Common Units (See page 37)

QRE unitholders should consider carefully all the risk factors together with all of the other information contained in or incorporated by reference in this proxy statement/prospectus before deciding how to vote. Risks relating to the merger and ownership of Breitburn common units are described in the section titled “Risk Factors.” Some of these risks include, but are not limited to, those described below:

•	Because the exchange ratio is fixed and because the market price of Breitburn common units will fluctuate prior to the consummation of the merger, QRE unitholders cannot be sure of the market value of the Breitburn common units they will receive as merger consideration relative to the value of QRE common units they exchange.

•	Breitburn and QRE may be unable to obtain the regulatory clearances required to complete the merger or, in order to do so, Breitburn and QRE may be required to comply with material restrictions or satisfy material conditions.

•	The merger agreement contains provisions that limit QRE’s ability to pursue alternatives to the merger, could discourage a potential competing acquirer of QRE from making a favorable alternative transaction proposal and, in specified circumstances, could require QRE to reimburse up to $16,425,000 of Breitburn’s out-of-pocket expenses or pay a termination fee to Breitburn of $64,875,000 less any expenses previously paid by QRE to Breitburn. Following payment of the termination fee, QRE will not be obligated to pay any additional expenses incurred by Breitburn or its affiliates.

•	Directors and executive officers of QRE GP have certain interests that are different from those of QRE unitholders generally.

•	QRE unitholders will have a reduced ownership and voting interest in the combined organization after the merger and will exercise less influence over management.

•	Breitburn common units to be received by QRE unitholders as a result of the merger have different rights from QRE common units.

•	No ruling has been requested with respect to the U.S. federal income tax consequences of the merger.

•	The intended U.S. federal income tax consequences of the merger are dependent upon Breitburn and QRE being treated as partnerships for U.S. federal income tax purposes.

•	QRE common unitholders could recognize taxable income or gain for U.S. federal income tax purposes as a result of the merger.

•	Breitburn common unitholders have limited voting rights and may not be able to remove Breitburn GP even if they are dissatisfied with the general partner’s management of the business.

•	Breitburn’s tax treatment depends on its status as a partnership for federal income tax purposes, as well as its not being subject to a material amount of entity-level taxation by individual states or local entities. If the IRS treats Breitburn as a corporation or Breitburn becomes subject to a material amount of entity-level taxation for state or local tax purposes, it would substantially reduce the amount of cash available for payment for distributions on Breitburn’s common units.

Material U.S. Federal Income Tax Consequences of the Merger (See page 131)

Tax matters associated with the merger are complicated. The U.S. federal income tax consequences of the merger to a QRE unitholder will depend, in part, on such unitholder’s own personal tax situation. The tax discussions contained herein focus on the U.S. federal income tax consequences generally applicable to individuals who are residents or citizens of the United States that hold their QRE units as capital assets and acquired their QRE units in exchange for cash, and these discussions have only limited application to other unitholders, including those subject to special tax treatment. QRE unitholders are urged to consult their tax advisors for a full understanding of the U.S. federal, state, local and foreign tax consequences of the merger that will be applicable to them.

In connection with the merger, QRE expects to receive an opinion from Vinson & Elkins L.L.P. to the effect that (i) except to the extent that cash received in the merger and any cash received in lieu of fractional common units of Breitburn is treated as part of a sale, QRE will not recognize any income or gain as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; (ii) except to the extent that cash received in the merger and any cash received in lieu of fractional common units of Breitburn is treated as part of a sale, a holder of QRE common units who acquired his units in exchange for cash will not recognize any income or gain as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; and (iii) at least 90% of the gross income of QRE for all of calendar year 2013 and all calendar quarters of 2014 ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

In connection with the merger, Breitburn expects to receive an opinion from Latham & Watkins LLP to the effect that (i) Breitburn will not recognize any income or gain as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; (ii) a holder of Breitburn common units will not recognize any gain or loss as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; and (iii) at least 90% of the combined gross income of each of Breitburn and QRE for all of calendar year 2013 and all calendar quarters of 2014 ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

Opinions of counsel, however, are subject to certain limitations and are not binding on the Internal Revenue Service (“IRS”) and no assurance can be given that the IRS would not successfully assert a contrary position regarding the merger and the opinions of counsel. In addition, such opinions will be based upon certain factual assumptions, representations, warranties and covenants made by the officers of Breitburn, Breitburn GP and QRE and any of their respective affiliates. Please read “Material U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of the U.S. federal income tax consequences of the merger.

Accounting Treatment of the Merger (See page 97)

In accordance with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805—Business Combinations, Breitburn will account for the merger as an acquisition of a business.

Listing of Breitburn Common Units; Delisting and Deregistration of QRE Common Units (See page 98)

Breitburn common units are currently listed on the NASDAQ under the symbol “BBEP.” It is a condition to closing that the Breitburn common units to be issued in the merger to QRE unitholders be approved for listing on the NASDAQ, subject to official notice of issuance.

QRE common units are currently listed on the NYSE under the ticker symbol “QRE.” If the merger is completed, QRE common units will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

No Appraisal Rights (See page 97)

Appraisal rights are not available in connection with the merger under the Delaware LP Act or under the QRE partnership agreement.

Conditions to Consummation of the Merger (See page 102)

Breitburn and QRE currently expect to complete the merger in the fourth quarter of 2014, subject to receipt of required QRE unitholder and regulatory approvals and clearances and to the satisfaction or waiver of the other conditions to the transactions contemplated by the merger agreement described below.

As more fully described in this proxy statement/prospectus, each party’s obligation to complete the transactions contemplated by the merger agreement depends on a number of customary closing conditions being satisfied or, where legally permissible, waived, including the following:

•	the merger agreement and the transactions contemplated thereby must have been approved by the affirmative vote or consent of the holders of a majority of the outstanding QRE common units, Class B units and Class C units as of the record date, voting together as a single class;

•	all waiting periods applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, must have been terminated or expired;

•	no law, injunction, judgment or order enacted, promulgated, issued, entered, or enforced by any governmental authority will be in effect restraining or prohibiting the consummation of the transactions contemplated by the merger agreement or making the consummation of such transactions illegal;

•	the registration statement of which this proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be subject to any stop order or proceedings initiated or threatened by the SEC; and

•	the Breitburn common units to be issued in the merger must have been approved for listing on the NASDAQ, subject to official notice of issuance.

The obligations of Breitburn to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of QRE in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under “The Merger Agreement—Conditions to Consummation of the Merger;”

•	QRE and QRE GP having performed, in all material respects, all agreements and covenants required to be performed by them under the merger agreement;

•	the receipt of an officer’s certificate executed by an executive officer of QRE certifying that the two preceding conditions have been satisfied;

•	Breitburn must have received from Latham & Watkins LLP, tax counsel to Breitburn, a written opinion regarding certain U.S. federal income tax matters, as described under “The Merger Agreement—Conditions to Consummation of the Merger”; and

•	Breitburn must have received the written resignation of each member of the board of directors of QRE GP and each officer of QRE GP, dated to be effective as of the effective time.

The obligation of QRE to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Breitburn in the merger agreement being true and correct both when made and at and as of the date of the closing of the merger, subject to certain standards, including materiality and material adverse effect qualifications, as described under “The Merger Agreement—Conditions to Consummation of the Merger;”

•	Breitburn, Breitburn GP and Merger Sub having performed, in all material respects, all agreements and covenants required to be performed by them under the merger agreement;

•	the receipt of an officer’s certificate executed by the Chief Executive Officer of Breitburn certifying that the two preceding conditions have been satisfied;

•	QRE must have received from Vinson & Elkins L.L.P., tax counsel to QRE, a written opinion regarding certain U.S. federal income tax matters, as described under “The Merger Agreement—Conditions to Consummation of the Merger.”

Regulatory Approvals and Clearances Required for the Merger (See page 98)

Consummation of the merger is subject to the expiration or termination of any applicable waiting period under the HSR Act. On August 8, 2014, Breitburn and QRE filed Notification and Report Forms with the Antitrust Division of the Department of Justice, which is referred to as the Antitrust Division, and the Federal Trade Commission, which is referred to as the FTC. On August 18, 2014, QRE and Breitburn were informed by the FTC that the waiting period under the HSR Act in connection with the transactions contemplated by the merger agreement was terminated. See “Proposal 1: The Merger—Regulatory Approvals and Clearances Required for the Merger.”

No Solicitation by QRE of Alternative Proposals (See page 105)

Under the merger agreement, QRE has agreed that it will not, and will cause its subsidiaries and use reasonable best efforts to cause its and its subsidiaries’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives not to, directly or indirectly:

•	initiate, solicit, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that would reasonably be expected to lead to an alternative proposal (as defined under “The Merger Agreement—QRE Unitholder Approval”); or

•	enter into or participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or that could reasonably be expected to lead to, any alternative proposal.

In addition, the merger agreement requires QRE and its subsidiaries to cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative proposal and request the return or destruction of all confidential information previously provided to any such persons.

Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances at any time prior to QRE unitholders voting in favor of adopting the merger agreement, QRE may furnish information, including confidential information, with respect to it and its subsidiaries to, and participate in discussions or negotiations with, any third party that makes a written alternative proposal (which was not solicited after the execution of the merger agreement and that did not result from a violation of the no solicitation restrictions described above) that the QRE GP board of directors believes is bona fide, and (after consultation with its financial advisors and outside legal counsel) that the QRE GP board of directors determines in good faith constitutes or would reasonably be expected to lead to or result in a superior proposal.

QRE has also agreed in the merger agreement that it will promptly, and in any event within 24 hours after receipt, (i) advise Breitburn in writing of any alternative proposal (and any changes thereto) and the material terms and conditions of any such alternative proposal, including the identity of the person making such alternative proposal and (ii) provide Breitburn with copies of all written proposals or draft agreements received by QRE or any representative of QRE setting forth the terms and conditions of, or otherwise relating to, such alternative proposal. In addition, QRE will keep Breitburn reasonably informed of all material developments with respect to the status and terms of any such alternative proposals, offers, inquiries or requests (and promptly provide Breitburn with copies of any written proposals received by QRE or that QRE has delivered to any third party making an alternative proposal that relate to such alternative proposal) and of the status of any such discussions or negotiations.

Change in QRE GP Board Recommendation (See page 106)

The merger agreement provides that the QRE GP board of directors will not (i) withdraw, modify or qualify in any manner adverse to Breitburn the recommendation of the QRE GP board of directors that QRE’s unitholders adopt the merger agreement, (ii) fail to include such QRE GP board recommendation in this proxy statement/prospectus, or (iii) publicly approve or recommend, or publicly propose to approve or recommend, any alternative proposal. QRE taking or failing to take, as applicable, any of the actions described in the preceding sentence is referred to as a “partnership change in recommendation.” In addition, the merger agreement provides that the QRE GP board of directors will not (i) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow QRE or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any alternative proposal, (ii) fail to announce publicly within 10 business days after a tender offer or exchange offer relating to the QRE units has been commenced that the QRE GP board of directors recommends rejection of such tender offer or exchange offer and reaffirming the recommendation of the QRE GP board of directors that QRE’s unitholders adopt the merger agreement, or (iii) resolve, agree or publicly propose to, or permit QRE or any of its representatives to agree or publicly propose to take any of the actions referred to in this paragraph.

Subject to the satisfaction of specified conditions in the merger agreement described under “The Merger Agreement—Change in QRE GP Board Recommendation,” the QRE GP board of directors may, at any time prior to the adoption of the merger agreement by the unitholders of QRE, effect a partnership change in recommendation in response to any alternative proposal if the QRE GP board of directors determines, after consultation with its outside legal counsel and financial advisors, that such alternative proposal constitutes a superior proposal.

Termination of the Merger Agreement (See page 111)

Breitburn or QRE may terminate the merger agreement at any time prior to the closing, whether before or after QRE unitholders have approved the merger agreement:

•	by mutual written consent;

•	by either Breitburn or QRE:

•	if the closing of the merger has not occurred on or before March 31, 2015; provided that such failure of the closing to occur is not due to the failure of such party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such party prior to the closing;

•	if there is in effect a final and nonappealable order of a governmental authority restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement; (unless such right to terminate is due to the failure of the terminating party to perform any of its obligations under the merger agreement); or

•	if the QRE special meeting has concluded and the QRE unitholder approval has not been obtained.

•	by Breitburn:

•	if a partnership change in recommendation has occurred; or

•	if there is a breach by QRE of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured by the earlier of March 31, 2015 and within 30 days following delivery of written notice of such breach by Breitburn, subject to certain exceptions discussed in “The Merger Agreement—Termination of the Merger Agreement;”

•	by QRE:

•	if there is a breach by Breitburn of any of its representations, warranties, covenants or agreements in the merger agreement such that certain closing conditions would not be satisfied, or if capable of being cured, such breach has not been cured by the earlier of March 31, 2015 and within 30 days following delivery of written notice of such breach by QRE, subject to certain exceptions discussed in “The Merger Agreement—Termination of the Merger Agreement;” or

•	in order to enter into a definitive agreement relating to a superior proposal as long as provided that QRE must concurrently with such termination pay to Breitburn the termination fee.

Expenses (See page 112)

Generally, all fees and expenses incurred in connection with the transactions contemplated by the merger agreement will be the obligation of the respective party incurring such fees and expenses, except that Breitburn and QRE will each pay one-half of the expenses incurred in connection with (i) the filings required to be made under the HSR Act and (ii) expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus.

In addition, following a termination of the merger agreement in specified circumstances, either QRE or Breitburn would be required to pay all of the reasonably documented out-of-pocket expenses incurred by the other party in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $16,425,000.

Termination Fee (See page 112)

Following termination of the merger agreement under specified circumstances, including by Breitburn due to a partnership change in recommendation having occurred, by QRE in order to enter into a superior proposal or by either party after an alternative proposal was received by QRE, and QRE enters into an definitive agreement with respect to an alternative proposal within 12 months after the date of the merger agreement, QRE will be required to pay Breitburn a termination fee of $64,875,000, less any expenses previously paid by QRE to Breitburn. Following payment of the termination fee, QRE will not be obligated to pay any additional expenses incurred by Breitburn or its affiliates.

Comparison of Rights of Breitburn Unitholders and QRE Unitholders (See page 159)

QRE unitholders will own Breitburn common units following the completion of the merger, and their rights associated with those Breitburn common units will be governed by the Breitburn partnership agreement, which differs in a number of respects from the QRE partnership agreement, and the Delaware LP Act.

Litigation Relating to the Merger (See page 100)

In connection with the merger, purported unitholders of QRE have filed putative class action lawsuits against QRE, QRE GP, the members of the QRE GP board of directors, Breitburn, Breitburn GP and Merger Sub. In addition, a purported overriding royalty owner of acreage operated by QRE has filed a lawsuit against QRE and some of its affiliates relating to royalty payments that the plaintiff has allegedly not received from QRE and its affiliates. Among other remedies, the plaintiffs in these actions seek to enjoin the merger. The outcome of any such litigation is uncertain.

These lawsuits are at a preliminary stage. QRE management believes that these lawsuits are without merit and intends to defend against them vigorously.

Selected Historical Consolidated Financial Data of Breitburn

The following summary historical consolidated data as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 are derived from Breitburn’s audited historical consolidated financial statements. The following selected historical consolidated financial data as of and for the six months ended June 30, 2014 and 2013 are derived from Breitburn’s unaudited condensed consolidated financial statements. In the opinion of Breitburn’s management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of Breitburn’s financial position at June 30, 2014 and 2013, and its operating results and cash flows for the six months ended June 30, 2014 and 2013 have been included.

You should read the following historical consolidated financial data in conjunction with Breitburn’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as well as Breitburn’s historical financial statements and notes thereto, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,
In thousands, except per unit amounts	2014	2013	2013	2012	2011	2010	2009
Statement of Operations Data:
Oil, natural gas and NGL sales	$442,607	$269,648	$660,665	$413,867	$394,393	$317,738	$254,917
Gain (loss) on commodity derivative instruments, net	(167,228)	42,817	(29,182)	5,580	81,667	35,112	(51,437)
Other revenue, net	2,655	1,460	3,175	3,548	4,310	2,498	1,382

Total revenue	278,034	313,925	634,658	422,995	480,370	355,348	204,862

Operating income (loss)	(54,538)	77,566	44,276	21,700	153,809	63,743	(82,811)

Net income (loss)	(114,483)	40,132	(43,671)	(40,739)	110,698	34,913	(107,257)
Less: Net income attributable to noncontrolling interest	—	—	—	(62)	(201)	(162)	(33)

Net income (loss) attributable to the partnership	(114,483)	40,132	(43,671)	(40,801)	110,497	34,751	(107,290)
Less: Distributions to preferred unitholders	1,833	—	—	—	—	—	—

Net income (loss) attributable to common unitholders	$(116,316)	$40,132	$(43,671)	$(40,801)	$110,497	$34,751	$(107,290)

Basic net income (loss) per unit	$(0.97)	$0.41	$(0.43)	$(0.56)	$1.80	$0.61	$(2.03)
Diluted net income (loss) per unit	$(0.97)	$0.41	$(0.43)	$(0.56)	$1.79	$0.61	$(2.03)

Cash Flow Data:
Net cash provided by operating activities	$191,109	$97,422	$257,166	$191,782	$128,543	$182,022	$224,358
Net cash used in investing activities	$(196,606)	$(185,433)	$(1,465,805)	$(697,159)	$(414,573)	$(68,286)	$(6,229)
Net cash provided by (used in) financing activities	$12,054	$85,640	$1,206,590	$504,556	$287,728	$(115,872)	$(214,909)

Balance Sheet Data (at period end):
Cash	$9,015	$2,136	$2,458	$4,507	$5,328	$3,630	$5,766
Other current assets	110,782	122,039	114,604	109,158	167,492	121,674	136,675
Net property, plant and equipment	3,970,293	2,733,065	3,915,376	2,711,893	2,072,759	1,722,295	1,741,089
Other assets	95,762	201,507	163,844	89,936	85,270	82,568	87,499

Total assets	$4,185,852	$3,058,747	$4,196,282	$2,915,494	$2,330,849	$1,930,167	$1,971,029

Current liabilities	$215,372	$123,393	$182,889	$115,240	$89,889	$101,317	$91,890
Long-term debt	1,812,118	990,698	1,889,675	1,100,696	820,613	528,116	559,000
Other long-term liabilities	178,735	109,566	133,898	110,022	93,133	91,477	91,338
Partners’ equity	1,979,627	1,835,090	1,989,820	1,589,536	1,326,764	1,208,803	1,228,373
Noncontrolling interest	—	—	—	—	450	454	428

Total liabilities and partners’ equity	$4,185,852	$3,058,747	$4,196,282	$2,915,494	$2,330,849	$1,930,167	$1,971,029

Cash dividends declared per common unit outstanding(1):	$0.9900	$0.9450	$1.9125	$1.8300	$1.6875	$1.1475	$0.5200

(1)	Breitburn changed its respective distribution payment policies from a quarterly payment schedule to a monthly payment schedule commencing with the distributions declared with respect to the fourth quarter of 2013. The distribution totals per common unit declared for the six months ended June 30, 2014 listed above reflect distributions declared for the first five months of 2014.

Selected Historical Consolidated Financial Data of QRE

The following selected historical consolidated financial data presented as of and for the years ended December 31, 2013, 2012 and 2011, and for the period from December 22, 2010 to December 31, 2010 is derived from QRE’s audited financial statements. The selected financial data for the period from January 1, 2010 to December 21, 2010 and as of and for the year ended December 2009 is derived from the audited financial statements of QRE’s Predecessor. The following selected historical condensed consolidated financial data as of and for the six months ended June 30, 2014 and 2013 are derived from QRE’s unaudited consolidated financial statements. QRE’s management believes that all adjustments necessary for a fair statement of the results for the interim periods are included. You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto for the year ended December 31, 2013 included in QRE’s Annual Report on Form 10-K for the year ended December 31, 2013 and the Quarterly Report on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, attached as Annex E, F and G, respectively, to this proxy statement/prospectus. See “Where You Can Find More Information.”

	Partnership						Predecessor
	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	December 22 to December 31, 2010	January 1 to December 21, 2010	Year Ended December 31, 2009
In thousands, except per unit amounts
Statement of Operations Data:
Revenues:
Oil and natural gas sales	$246,786	$208,806	$446,801	$368,189	$356,579	$8,927	$244,572	$69,823
Disposal, processing and other	9,143	1,510	8,828	3,809	4,325	59	8,814	2,978

Total Revenues	255,929	210,316	455,629	371,998	360,904	8,986	253,386	72,801
Operating costs and expenses:
Disposal and related expenses	7,708	—	6,597	—	—	—	—	—
Production expense	97,016	85,237	174,101	143,938	132,227	3,498	108,408	44,841
Impairment of oil and natural gas properties	—	—	—	—	—	—	—	28,338
Depreciation, depletion and amortization	60,592	57,478	115,184	105,796	94,993	2,588	66,482	16,993
Accretion of asset retirement obligations	4,313	3,490	7,456	5,648	4,593	130	3,674	3,585
Management fees(1)	—	—	—	—	—	—	10,486	12,018
General and administrative and other	19,616	20,194	41,901	42,275	37,315	925	25,701	19,279
Acquisition and transaction costs	4,306	620	1,487	4,000	—	—	6,340	—
Bargain purchase gain	—	—	—	—	—	—	—	(1,200)

Total operating costs and expenses	193,551	167,019	346,726	301,657	269,128	7,141	221,091	123,854

Income (loss) from operations	62,378	43,297	108,903	70,341	91,776	1,845	32,295	(51,053)
Other income (expense):
Gain (loss) on commodity derivative contracts, net	(88,922)	33,517	(1,217)	53,071	47,860	(12,682)	13,577	(63,120)
Loss on Deferred Class B unit obligation	(11,972)	—
Gain on equity share issuance	—	—	—	—	—	—	4,064	—
Interest expense, net	(26,669)	(21,323)	(48,000)	(43,133)	(50,491)	(1,266)	(22,179)	(3,716)
Other income	241	—	1,589	—	—	—	4,264	2,657

Total other income (expense)	(127,322)	12,194	(47,628)	9,938	(2,631)	(13,948)	(274)	(64,179)

	Partnership						Predecessor
	Six Months Ended June 30, 2014	Six Months Ended June 30, 2013	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	December 22 to December 31, 2010	January 1 to December 21, 2010	Year Ended December 31, 2009
In thousands, except per unit amounts
Income (loss) before income taxes	(64,944)	55,491	61,275	80,279	89,145	(12,103)	32,021	(115,232)
Income tax benefit (expense), net	(352)	(51)	353	(528)	(850)	66	(108)	(182)

Net income (loss)	(65,296)	55,440	$61,628	$79,751	$88,295	$(12,037)	$31,913	$(115,414)

Less: Net income (loss) attributable to noncontrolling interest	668	—	663	—	—	—

Net income (loss) attributable to QR Energy, LP	(65,964)	55,440	60,965	79,751	88,295	(12,037)

Net income (loss) attributable to QR Energy, LP per limited partner unit:
Common unitholders’ (basic)	$(3.91)	$0.58	$0.26	$0.19	$0.10	$(0.21)
Common unitholders’ (dilutive)	(3.91)	0.58	0.26	0.19	0.10	(0.21)
Subordinated unitholders’ (basic and dilutive)	—	—	—	0.11	0.10	(0.21)
Weighted average number of limited partner units outstanding:
Common (basic)	58,697	58,455	58,524	35,132	28,728	26,298
Common (diluted)	58,697	58,455	58,524	35,282	28,728	26,298
Subordinated units (basic and diluted)	—	—	—	6,970	7,146	7,146
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$79,149	$93,219	$202,145	$227,159	$112,557	$2,808	$95,945	$64,907
Investing activities	(113,130)	(41,238)	(218,195)	(592,279)	(72,143)	(78,670)	(956,877)	(55,458)
Financing activities	27,036	(64,151)	(2,426)	379,532	(25,176)	78,057	903,448	(13,328)
Balance Sheet Data:
Working capital	$(22,886)	$39,771	$9,473	$65,625	$26,418	$(6,421)	*	(74)
Total assets	1,825,745	1,695,919	1,815,927	1,686,527	1,154,344	1,033,848	*	226,770
Total debt	1,011,852	776,334	911,593	766,076	615,000	567,000	*	86,450
Non-controlling interests	9,332	—	8,549	—	—	—	*	14,733
Total Partners’ capital	361,033	702,026	637,459	714,564	362,698	326,694	*	(1,421)

(1)	Represents fees paid by the Fund Unitholders to QRE GP for the provision of certain administrative and acquisition services during the period from January 1, 2010 to December 21, 2010 and the year ended December 31, 2009.
*	These balance sheet amounts are not presented as they were as of December 21, 2010 and therefore are not included in the Predecessor’s financial statements included elsewhere in this proxy statement/prospectus.

Selected Unaudited Pro Forma Combined Financial Information

The following selected unaudited pro forma combined balance sheet as of June 30, 2014 reflects the merger as if it occurred on June 30, 2014. The unaudited pro forma combined statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 reflect the merger and certain acquisitions made by Breitburn in 2013 as if they occurred on January 1, 2013.

The following selected unaudited pro forma combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined organization’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined organization. Future results may vary significantly from the results reflected because of various factors. The following selected unaudited pro forma combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Combined Financial Information” and related notes included in this proxy statement/prospectus.

Unaudited Pro Forma Combined Balance Sheet Data as of June 30, 2014

	Historical		Pro Forma Adjustments	Breitburn Pro Forma Combined
(in millions)	Breitburn	QRE
Total assets	$4,186	$1,826	$980	$6,992

Long-term debt	$1,812	$1,012	$446	$3,270
Total liabilities	2,206	1,465	293	3,964
Total partners’ capital and noncontrolling interest	1,980	361	687	3,028
Total liabilities and partners’ capital and noncontrolling interest	$4,186	$1,826	$980	$6,992

Unaudited Pro Forma Combined Statement of Operations Data for the Year Ended December 31, 2013

(in millions except per unit data)	Breitburn	QRE	Whiting and Permian Basin	Pro Forma Adjustments	Pro Forma Combined
Revenues	$635	$454	$192	$—	$1,281
Net income (loss) attributable to common unitholders	(44)	61	148	(13)	152

Basic income (loss) per common unit	$(0.43)				$0.79
Diluted income (loss) per common unit	$(0.43)				$0.79

Unaudited Pro Forma Combined Statement of Operations Data for the Six Months Ended June 30, 2014

(in millions except per unit data)	Breitburn	QRE	Pro Forma Adjustments	Pro Forma Combined
Revenues	$278	$167	$—	$445
Net income (loss) attributable to common unitholders	(116)	(66)	28	(154)

Basic loss per common unit	$(0.97)			$(0.79)
Diluted loss per common unit	$(0.97)			$(0.79)

Unaudited Comparative Per Unit Information

The table below sets forth historical and unaudited pro forma combined per unit information of Breitburn and QRE.

Historical Per Unit Information of Breitburn and QRE

The historical per unit information of Breitburn and QRE set forth in the table below is derived from the audited consolidated financial statements as of and for the year ended December 31, 2013 and the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2014 for each of Breitburn and QRE.

Pro Forma Combined Per Unit Information of Breitburn

The unaudited pro forma combined per unit information of Breitburn set forth in the table below gives effect to the merger under the purchase method of accounting, as if the merger had been effective on January 1, 2013, in the case of income from continuing operations per unit and cash distributions data, and June 30, 2014, in the case of book value per unit data, and, in each case, assuming that 0.9856 Breitburn common units have been issued in exchange for each outstanding QRE common unit Class B unit, an aggregate amount of cash equal to $350 million has been exchanged for all outstanding QRE Class C units and after giving effect to the settlement of outstanding restricted units and performance units awarded under the LTIP in accordance with the merger agreement. The unaudited pro forma combined per unit information of Breitburn is derived from the audited consolidated financial statements as of and for the year ended December 31, 2013 and the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2014 for each of Breitburn and QRE.

General

You should read the information set forth below in conjunction with the selected historical financial information of Breitburn and QRE included elsewhere in this proxy statement/prospectus and the historical financial statements and related notes of Breitburn and QRE that are incorporated by reference into or contained in this proxy statement/prospectus. See “—Selected Historical Consolidated Financial Data of Breitburn,” “—Selected Historical Consolidated Financial Data of QRE” and “Where You Can Find More Information.”

The accounting for an acquisition of a business is based on the authoritative guidance for business combinations. Purchase accounting requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the date the merger is completed. The allocation of the purchase price is dependent upon certain valuations of QRE’s assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of QRE at their preliminary estimated fair values. Differences between these preliminary estimates and the final purchase accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per unit information set forth in the following table.

The unaudited pro forma per unit information of Breitburn does not purport to represent the actual results of operations that Breitburn would have achieved or distributions that would have been declared had the companies been combined during these periods or to project the future results of operations that Breitburn may achieve or the distributions it may pay after the merger.

	As of and for the Six Months Ended June 30, 2014	As of and for the Year Ended December 31, 2013
Historical—Breitburn
Income (loss) from continuing operations per common unit	$(0.97)	$(0.43)
Distribution per common unit declared for the period(1)	$0.9900	$1.9125
Book value per limited partner unit	$14.86	$16.70

	As of and for the Six Months Ended June 30, 2014	As of and for the Year Ended December 31, 2013
Historical—QRE
Income (loss) from continuing operations per common unit	$(3.91)	$0.26
Distribution per common unit declared for the period(1)	$0.8125	$1.95
Book value per limited partner unit	$(0.81)	$4.04

	As of and for the Six Months Ended June 30, 2014	As of and for the Year Ended December 31, 2013
Pro Forma Combined
Income (loss) from continuing operations per common unit	$(0.79)	$0.79
Distribution per common unit declared for the period(2)	$0.9900	$1.9125
Book value per limited partner unit	$14.75	(3)

(1)	Breitburn and QRE changed their respective distribution payment policies from a quarterly payment schedule to a monthly payment schedule commencing with the distributions declared with respect to the fourth quarter of 2013. The distribution totals per common unit declared for the year ended December 31, 2013 listed above include the monthly distributions paid in January, February and March of 2014 attributable to the fourth quarter of 2013. The distribution totals per common unit declared for the six months ended June 30, 2014 listed above reflect distributions declared for the first five months of 2014.
(2)	Pro forma distributions per unit are based solely on historical distributions for Breitburn.
(3)	Pro forma balance sheet as of December 31, 2013 is not presented in this proxy statement/prospectus.

Comparative Unit Prices and Distributions

Breitburn common units are currently listed on the NASDAQ under the ticker symbol “BBEP.” QRE common units are currently listed on the NYSE under the ticker symbol “QRE.” The table below sets forth, for the calendar quarters indicated, the high and low sale prices per Breitburn common unit on the NASDAQ and per QRE common unit on the NYSE.

	Breitburn Common Units		QRE Common Units
	High	Low	High	Low
2014
Fourth quarter (through October 13, 2014)	20.73	14.95	19.75	14.08
Third quarter	23.15	19.83	21.98	18.12
Second quarter	22.15	19.83	19.07	16.99
First quarter	21.19	19.77	18.89	16.82
2013
Fourth quarter	20.41	17.80	18.24	16.10
Third quarter	18.71	15.24	17.95	14.76
Second quarter	20.76	17.36	18.46	15.77
First quarter	21.75	19.03	18.69	16.25
2012
Fourth quarter	20.47	16.90	20.99	15.56
Third quarter	19.85	16.51	19.78	16.05
Second quarter	19.20	16.06	22.38	15.25
First quarter	20.19	18.65	23.88	20.24

The following table shows the amount of cash distributions declared on Breitburn common units and QRE common units, respectively, for the periods indicated. Both Breitburn and QRE changed their respective cash distribution policy from a quarterly payment schedule to a monthly payment schedule beginning with the distributions relating to the fourth quarter of 2013.

Relates to	Breitburn Cash Distributions	QRE Cash Distributions	Declared	Paid
2014
July 2014	0.1675	0.1625	September 2014	October 2014
June 2014	0.1675	0.1625	August 2014	September 2014
May 2014	0.1675	0.1625	July 2014	August 2014
April 2014	0.1675	0.1625	July 2014	July 2014
March 2014	0.1658	0.1625	May 2014	June 2014
February 2014	0.1658	0.1625	April 2014	May 2014
January 2014	0.1658	0.1625	April 2014	April 2014

2013
December 2014(a)	0.1642	0.1625	February 2014	March 2014
November 2014(a)	0.1642	0.1625	January 2014	February 2014
October 2014(a)	0.1642	0.1625	January 2014	January 2014
Third quarter	0.4875	0.4875	Fourth Quarter	Fourth Quarter
Second quarter	0.4800	0.4875	Third Quarter	Third Quarter
First quarter	0.4750	0.4875	Second Quarter	Second Quarter

2012
Fourth quarter	0.4700	0.4875	First Quarter	First Quarter
Third quarter	0.4650	0.4875	Fourth Quarter	Fourth Quarter
Second quarter	0.4600	0.4875	Third Quarter	Third Quarter
First quarter	0.4550	0.4750	Second Quarter	Second Quarter

(a)	Reflects the change in distribution policy where distributions attributable to the fourth quarter of 2013 were paid out in equal monthly payments in January, February and March of 2014.

The following table presents per unit closing prices for Breitburn common units and QRE common units on July 23, 2014, the last trading day before the public announcement of the merger agreement, and on             , 2014, the last practicable trading day before the date of this proxy statement/prospectus. This table also presents the equivalent market value per QRE common unit and Class B unit on such dates. The equivalent market value per QRE common unit and Class B unit has been determined by multiplying the closing prices of Breitburn common units on those dates by the exchange ratio of 0.9856 of a Breitburn common unit.

	Breitburn Common Units		QRE Common Units		Equivalent Market Value per QRE Common Unit
, 2014	$		$		$
July 23, 2014		$22.81		$18.87		$22.48

Although the exchange ratio is fixed, the market prices of Breitburn common units and QRE common units will fluctuate prior to the consummation of the merger and the market value of the merger consideration ultimately received by QRE unitholders will depend on the closing price of Breitburn common units on the day the merger is consummated. Thus, QRE unitholders will not know the exact market value of the merger consideration they will receive until the closing of the merger.

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the adoption of the merger agreement and the transactions contemplated thereby. In addition, you should read and carefully consider the risks associated with each of Breitburn and QRE and their respective businesses. These risks can be found in Breitburn’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus with respect to Breitburn and included in QRE’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q, which are included herewith as Annexes E, F and G, respectively, to this proxy statement/prospectus. The merger is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could have an adverse effect on the combined organization. For further information regarding the documents contained in or incorporated into this proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the documents contained in or incorporated by reference could have a material adverse effect on Breitburn’s, QRE’s or the combined organization’s respective businesses, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective common units.

Risk Factors Relating to the Merger

Because the exchange ratio is fixed and because the market price of Breitburn common units will fluctuate prior to the consummation of the merger, QRE unitholders cannot be sure of the market value of the Breitburn common units they will receive as merger consideration relative to the value of QRE common units they exchange.

The market value of the consideration that QRE unitholders will receive in the merger will depend on the trading price of Breitburn’s common units at the closing of the merger. The exchange ratio that determines the number of Breitburn common units that QRE unitholders will receive in the merger is fixed. This means that there is no mechanism contained in the merger agreement that would adjust the number of Breitburn common units that QRE unitholders will receive based on any decreases in the trading price of Breitburn common units. Unit price changes may result from a variety of factors (many of which are beyond Breitburn’s or QRE’s control), including:

•	changes in Breitburn’s business, operations and prospects;

•	changes in market assessments of Breitburn’s business, operations and prospects;

•	interest rates, general market, industry and economic conditions and other factors generally affecting the price of Breitburn common units; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Breitburn operates.

If Breitburn’s common unit price at the closing of the merger is less than Breitburn’s common unit price on the date that the merger agreement was signed, then the market value of the consideration received by QRE unitholders will be less than contemplated at the time the merger agreement was signed.

Breitburn and QRE may be unable to obtain the regulatory clearances required to complete the merger or, in order to do so, Breitburn and QRE may be required to comply with material restrictions or satisfy material conditions.

The merger is subject to review by the Antitrust Division and the FTC under the HSR Act, and potentially by state regulatory authorities. The closing of the merger is subject to the condition that there is no law, injunction, judgment or order by a governmental authority in effect restraining or prohibiting the merger contemplated by the merger agreement. Breitburn and QRE can provide no assurance that all required regulatory clearances will be obtained. If a governmental authority asserts objections to the merger, Breitburn may be required to divest some assets in order to obtain antitrust clearance. There can be no assurance as to the cost, scope or impact of the actions that may be required to obtain antitrust or other regulatory approval. In addition, the merger agreement provides that Breitburn is not required to commit to dispositions of assets in order to obtain regulatory clearance if such dispositions, individually and in the aggregate, would result in a material adverse effect on Breitburn and QRE taken together. If Breitburn must take such actions, it could be detrimental to it or to the combined organization following the consummation of the merger. Furthermore, these actions could have the effect of delaying or preventing completion of the proposed merger or imposing additional costs on or limiting the revenues or cash available for distribution of the combined organization following the consummation of the merger. See “The Merger Agreement—Regulatory Matters” and “Proposal 1: The Merger—Regulatory Approvals and Clearances Required for the Merger.”

Even if the parties receive early termination of the statutory waiting period under the HSR Act (and the parties received such early termination notice on August 18, 2014) or the waiting period expires, the Antitrust Division or the FTC could take action under the antitrust laws to prevent or rescind the merger, require the divestiture of assets or seek other remedies. Additionally, state attorneys general could seek to block or challenge the merger as they deem necessary or desirable in the public interest at any time, including after completion of the transaction. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Breitburn may not prevail and may incur significant costs in defending or settling any action under the antitrust laws.

The fairness opinions rendered to each of the QRE GP board of directors and the conflicts committee by the financial advisors were based on the financial analyses performed by the financial advisors, which considered factors such as market and other conditions then in effect, and financial forecasts and other information made available to the financial advisors, as of the date of the opinions. As a result, these opinions do not reflect changes in events or circumstances after the date of such opinions. Neither QRE GP nor the conflicts committee has obtained, or expects to obtain, an updated fairness opinion from the financial advisors reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

The fairness opinion rendered to the QRE GP board of directors by Greenhill & Co., LLC and the fairness opinion rendered to the conflicts committee by Tudor, Pickering, Holt & Co. Securities Inc. were provided in connection with, and at the time of, the evaluation of the merger and the merger agreement by the QRE GP board of directors and the conflicts committee, respectively. These opinions were based on the financial analyses performed by the financial advisors, which considered market and other conditions then in effect, and financial forecasts and other information made available to the financial advisors, as of the date of the opinions, which may have changed, or may change, after the date of the opinions. Neither QRE GP nor the conflicts committee has obtained an updated opinion from its respective financial advisor as of the date of this proxy statement/prospectus nor does it expect to obtain an updated opinion prior to completion of the merger. Changes in the operations and prospects of Breitburn or QRE, general market and economic conditions and other factors which may be beyond the control of Breitburn and QRE, and on which the fairness opinion was based, may have altered the value of Breitburn or QRE or the prices of Breitburn common units or QRE common units since the date of such opinion, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of any date other than the date of the opinions. For a description of the opinions that the board of directors of QRE GP and the conflicts committee received, please refer to “Proposal 1: The Merger—Opinion of the Financial Advisor to the QRE GP Board of Directors” and “Proposal 1: The Merger—Opinion of the Financial Advisor to the QRE GP Conflicts Committee.”

QRE is subject to provisions that limit its ability to pursue alternatives to the merger, could discourage a potential competing acquirer of QRE from making a favorable alternative transaction proposal and, in specified circumstances under the merger agreement, would require QRE to reimburse up to $16,425,000 of Breitburn’s out-of-pocket expenses and pay a termination fee to Breitburn of $64,875,000.

Under the merger agreement, QRE is restricted from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in “The

Merger Agreement—No Solicitation by QRE of Alternative Proposals”), QRE is restricted from initiating, soliciting, knowingly encouraging or knowingly facilitating any inquiry, proposal or offer for a competing acquisition proposal with any person. Under the merger agreement, in the event of a potential change by the QRE GP board of directors of its recommendation with respect to the proposed merger in light of a superior proposal, QRE must provide Breitburn with three business days’ notice to allow Breitburn to propose an adjustment to the terms and conditions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of QRE from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per unit market value than the merger consideration, or might result in a potential competing acquirer of QRE proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in specified circumstances.

If the merger agreement is terminated under specified circumstances, QRE will be required to pay all of the reasonably documented out-of-pocket expenses incurred by Breitburn and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $16,425,000. In addition, if the merger agreement is terminated by Breitburn due to a partnership change in recommendation having occurred by QRE in order to enter into a superior proposal or by either party after an alternative proposal was received by QRE, and QRE enters into an definitive agreement with respect to an alternative proposal within 12 months after the date of the merger agreement, QRE will be required to pay Breitburn a termination fee of $64,875,000, less any expenses previously paid by QRE to Breitburn. Following payment of the termination fee, QRE will not be obligated to pay any additional expenses incurred by Breitburn or its affiliates. Please read “The Merger Agreement—Expenses” and “The Merger Agreement—Termination Fee.” If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of QRE. For a discussion of the restrictions on QRE soliciting or entering into a takeover proposal or alternative transaction and the QRE GP board of directors’ ability to change its recommendation, see “The Merger Agreement—No Solicitation by QRE of Alternative Proposals” and “The Merger Agreement—Change in QRE GP Board Recommendation.”

Directors and executive officers of QRE GP have certain interests that are different from those of QRE unitholders generally.

Directors and executive officers of QRE GP are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or be in addition to, your interests as a unitholder of QRE. You should consider these interests in voting on the merger. These different interests are described under “Proposal 1: The Merger—Interests of Directors and Executive Officers of QRE GP in the Merger.”

Breitburn and QRE may have difficulty attracting, motivating and retaining executives and other employees in light of the merger.

The success of the combined organization after the merger will depend in part upon the ability of Breitburn and QRE to retain their respective key employees. Key employees may depart either before or after the merger because of issues relating to the uncertainty and difficulty of integration or a desire not to remain following the merger. Accordingly, no assurance can be given that the combined organization will be able to retain key Breitburn or QRE employees to the same extent as in the past.

The unaudited pro forma financial statements included in this document are presented for illustrative purposes only and may not be an indication of the combined entity’s financial condition or results of operations following the merger.

The unaudited pro forma financial statements contained in this document are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of the combined entity’s financial condition or results of operations following the merger for several reasons. The actual financial condition and results of operations of the combined entity following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined entity’s financial condition or results of operations following the merger. Any potential decline in the combined entity’s financial condition or results of operations may cause significant variations in the price of Breitburn common units after completion of the merger. See “Selected Unaudited Pro Forma Combined Financial Information.”

Lawsuits have been filed against QRE, QRE GP, the directors of QRE GP, Breitburn, Breitburn GP and Merger Sub, among others, challenging the merger, and any injunctive relief or adverse judgment for monetary damages could prevent the merger from occurring or could have a material adverse effect on Breitburn or QRE following the merger.

QRE, QRE GP and the directors of QRE GP are named defendants in putative class action complaints brought by purported unitholders of QRE, in the United States District Court for the Southern District of Texas, generally alleging claims of breach of fiduciary duties in connection with the merger transactions. In several of the complaints, plaintiffs further allege that Breitburn, Breitburn GP and Merger Sub aided and abetted the defendants’ pursuit of the merger by way of an allegedly conflicted and unfair process. Plaintiffs seek to enjoin the defendants from proceeding with or consummating the merger and, to the extent that the merger is implemented before relief is granted, plaintiffs seek to have the merger rescinded. Plaintiffs also seek money damages and attorneys’ fees.

Quantum Resources Management, LLC, QRE and QRE Operating LLC are also named defendants in an action brought by LL&E Royalty Trust, in the United States District Court for the Eastern District of Michigan, generally alleging that the defendants illegally and fraudulently failed to pay the plaintiff royalties from a certain oil producing property. In this action, the plaintiff seeks monetary damages and an order to enjoin the merger.

One of the conditions to the completion of the merger is that no order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no law shall have been enacted or adopted, that enjoins, prohibits or makes illegal consummation of any of the transactions contemplated by the merger agreement. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger. An adverse judgment for rescission or for monetary damages could have a material adverse effect on Breitburn and QRE following the merger. For more information on these lawsuits, see “Proposal 1: The Merger—Litigation Relating to the Merger.”

Breitburn and QRE are subject to business uncertainties and contractual restrictions while the proposed merger is pending, which could adversely affect each party’s business and operations.

In connection with the pending merger, it is possible that some customers, suppliers and other persons with whom Breitburn or QRE have business relationships may delay or defer certain business decisions or, might decide to seek to terminate, change or renegotiate their relationship with Breitburn or QRE as a result of the merger, which could negatively affect Breitburn’s and QRE’s respective revenues, earnings and cash available for distribution, as well as the market price of Breitburn common units and QRE common units, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of Breitburn and QRE is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies. Such limitations could negatively affect each party’s businesses and operations prior to the completion of the merger. Furthermore, the process of planning to integrate two businesses and organizations for the post-merger period can divert management attention and resources and could ultimately have an adverse effect on each party. For a discussion of these restrictions, see “The Merger Agreement—Conduct of Business Pending the Consummation of the Merger.”

Breitburn and QRE will incur substantial transaction-related costs in connection with the merger.

Breitburn and QRE expect to incur substantial expenses in connection with completing the merger and integrating the business, operations, networks, systems, technologies, policies and procedures of Breitburn and QRE. There are a large number of systems that must be integrated, including billing, management information, purchasing, accounting and finance, sales, payroll and benefits, fixed assets, lease administration and regulatory compliance, and there are a number of factors beyond Breitburn’s and QRE’s control that could affect the total amount or the timing of integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and integration expenses associated with the merger could, particularly in the near term, exceed the savings that the combined organization expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of two businesses following the completion of the merger.

Failure to successfully combine the businesses of QRE and Breitburn in the expected time frame may adversely affect the future results of the combined organization, and, consequently, the value of the Breitburn common units that QRE unitholders receive as part of the merger consideration.

The success of the proposed merger will depend, in part, on the ability of Breitburn to realize the anticipated benefits and synergies from combining the businesses of Breitburn and QRE. To realize these anticipated benefits, the businesses must be successfully combined. If the combined organization is not able to achieve these objectives, or is not able to achieve these objectives on a timely basis, the anticipated benefits of the merger may not be realized fully or at all. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the merger. These integration difficulties could result in declines in the market value of Breitburn’s common units and, consequently, result in declines in the market value of the Breitburn common units that QRE unitholders receive as part of the merger consideration.

The merger is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. Failure to complete the merger, or significant delays in completing the merger, could negatively affect the trading prices of Breitburn common units and QRE common units and the future business and financial results of Breitburn and QRE.

The completion of the merger is subject to a number of conditions. The completion of the merger is not assured and is subject to risks, including the risk that approval of the merger by the QRE unitholders or by governmental agencies is not obtained or that other closing conditions are not satisfied. If the merger is not completed, or if there are significant delays in completing the merger, the trading prices of Breitburn common units and QRE common units and the respective future business and financial results of Breitburn and QRE could be negatively affected, and each of them will be subject to several risks, including the following:

•	the parties may be liable for damages to one another under the terms and conditions of the merger agreement;

•	negative reactions from the financial markets, including declines in the price of Breitburn common units or QRE common units due to the fact that current prices may reflect a market assumption that the merger will be completed;

•	having to pay certain significant costs relating to the merger, including, in the case of QRE in certain circumstances, the termination fee of $64,875,000 less any expenses previously paid by QRE to Breitburn, and in the case of both QRE and Breitburn, the obligation to reimburse the other party of up to $16,425,000 if the merger agreement is terminated in specified circumstances, as described in “The Merger Agreement—Expenses” and “—Termination Fee”; and

•	the attention of management of Breitburn and QRE will have been diverted to the merger rather than each organization’s own operations and pursuit of other opportunities that could have been beneficial to that organization.

If the merger is approved by QRE unitholders, the date that those unitholders will receive the merger consideration is uncertain.

As described in this proxy statement/prospectus, completing the proposed merger is subject to several conditions, not all of which are controllable or waiveable by Breitburn or QRE. Accordingly, if the proposed merger is approved by QRE unitholders, the date that those unitholders will receive the merger consideration depends on the completion date of the merger, which is uncertain.

QRE’s financial estimates are based on various assumptions that may not prove to be correct.

The financial estimates set forth in the forecast included under “Proposal 1: The Merger—Certain Unaudited Prospective Financial and Operating Information” are based on assumptions of, and information available to, QRE at the time they were prepared and provided to the board of directors of QRE GP and QRE’s financial advisors. QRE and Breitburn do not know whether such assumptions will prove correct. Any or all of such estimates may turn out to be wrong. Such estimates can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond QRE’s and Breitburn’s control. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining Breitburn’s and/or QRE’s future results. As a result of these contingencies, actual future results may vary materially from QRE’s estimates. In view of these uncertainties, the inclusion of QRE’s financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will be achieved.

QRE’s financial estimates were not prepared with a view toward public disclosure, and QRE’s financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and QRE undertakes no obligation, other than as required by applicable law, to update its financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial estimates included in this proxy statement/prospectus have been prepared by, and are the responsibility of, QRE. Moreover, the prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, QRE’s management. None of Breitburn’s independent registered public accounting firm, QRE’s independent registered public accounting firm, or any other independent accountants, has compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, accordingly they have not expressed any opinion or any other form of assurance on such information. The report of the independent registered public accounting firm of QRE in its Annual Report on Form 10-K for the year ended December 31, 2013, which is included in Annex E in this proxy statement/prospectus, relates to QRE’s historical financial information. The report does not extend to the unaudited prospective financial and operating information and should not be read to do so. See “Proposal 1: The Merger—Certain Unaudited Prospective Financial and Operating Information” for more information.

The number of outstanding Breitburn common units and the distribution amount per unit will increase as a result of the merger, which could make it more difficult to pay distributions.

As of July 30, 2014, there were approximately 120 million Breitburn common units outstanding. Breitburn will issue approximately 72 million common units in connection with the merger. Accordingly, the aggregate dollar amount required to pay the current per unit distribution on all Breitburn common units will increase, which could increase the likelihood that Breitburn will not have sufficient funds to pay the current level of quarterly distributions to all Breitburn unitholders. Pursuant to the merger agreement, Breitburn agreed to increase its monthly distributions to the holders of its common units to at least $0.1733 per common unit following the effective time, subject to its partnership agreement and Delaware law. Based on this distribution amount on approximately 192 million Breitburn common units, the combined pro forma Breitburn monthly distribution with respect to the month ended May 31, 2014, had the merger been completed prior to such distribution, would have totaled approximately $33 million, which is an additional $13 million compared to the historical distribution amount for the month ended May 31, 2014.

QRE unitholders will have a reduced percentage ownership of the combined entity after the merger and will exercise less influence over management.

When the merger occurs, each QRE unitholder that receives Breitburn common units will become a unitholder of Breitburn with a percentage ownership of the combined organization that is much smaller than such unitholder’s percentage ownership of QRE. In addition, Breitburn unitholders have only limited voting rights on matters affecting Breitburn’s business and, therefore, limited ability to influence management’s decisions regarding Breitburn’s business.

Breitburn common units to be received by QRE unitholders as a result of the merger have different rights from QRE common units.

Following completion of the merger, QRE unitholders will no longer hold QRE common units, but will instead be unitholders of Breitburn. There are important differences between the rights of QRE unitholders and the rights of Breitburn unitholders. See “Comparison of Rights of Breitburn Unitholders and QRE Unitholders” for a discussion of the different rights associated with QRE common units and Breitburn common units.

No ruling has been obtained with respect to the U.S. federal income tax consequences of the merger.

No ruling has been or will be requested from the IRS with respect to the U.S. federal income tax consequences of the merger. Instead, Breitburn and QRE are relying on the opinions of their respective counsel as to the U.S. federal income tax consequences of the merger, and counsel’s conclusions may not be sustained if challenged by the IRS. Please read “Material U.S. Federal Income Tax Consequences of the Merger.”

The expected U.S. federal income tax consequences of the merger are dependent upon Breitburn and QRE being treated as partnerships for U.S. federal income tax purposes.

The treatment of the merger as nontaxable to holders of QRE common units is dependent upon Breitburn and QRE each being treated as a partnership for U.S. federal income tax purposes. If Breitburn or QRE were treated as a corporation for U.S. federal income tax purposes, the consequences of the merger would be materially different and the merger would likely be a fully taxable transaction to a holder of QRE common units.

QRE unitholders could recognize taxable income or gain for U.S. federal income tax purposes, in certain circumstances, as a result of the merger.

For U.S. federal income tax purposes, QRE will be deemed to contribute all of its assets to Breitburn in exchange for Breitburn common units, the assumption of QRE’s liabilities and cash in lieu of fractional Breitburn common units, followed by a liquidation of QRE in which Breitburn common units and cash are distributed to QRE unitholders. The actual receipt of cash and the deemed receipt of cash by QRE in the merger could trigger gain to QRE either because it would be treated as part of a sale or because it exceeds QRE’s adjusted tax basis in its assets at the closing of the merger, and any such gain would be allocated to the QRE unitholders pursuant to the QRE partnership agreement. The actual receipt of cash and the deemed receipt of cash by QRE will qualify for one or more exceptions to sale treatment and QRE does not currently expect that it will recognize gain as a result of the deemed receipt of cash in the merger exceeding its adjusted tax basis in its assets. Please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to QRE.” In addition, as a result of the merger, holders of QRE common units who receive Breitburn common units will become limited partners of Breitburn for U.S. federal income tax purposes and will be allocated a share of Breitburn’s nonrecourse liabilities. Each such QRE unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such QRE unitholder’s share of nonrecourse liabilities of QRE immediately before the merger over such QRE unitholder’s share of nonrecourse liabilities of Breitburn immediately following the merger. If the amount of cash actually received in the merger plus any deemed cash distribution received by such QRE unitholder exceeds the QRE unitholder’s basis in his QRE units, such QRE unitholder will recognize gain in an amount equal to such excess. While there can be no assurance, Breitburn and QRE expect that most holders of QRE common units will not recognize gain in this manner. The amount and effect of any gain that may be recognized by holders of QRE common units will depend on such unitholder’s particular situation, including the ability of such unitholder to utilize any suspended passive losses. For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to QRE Unitholders.”

A holder of QRE common units may have a holding period for Breitburn common units received in the merger that is shorter than such holder’s holding period in the surrendered QRE common units.

As a result of the merger, QRE will be deemed to contribute its assets to Breitburn in exchange for Breitburn common units, the assumption of QRE’s liabilities, and cash in lieu of fractional Breitburn common units followed by a liquidation of QRE in which Breitburn common units and cash are distributed to holders of QRE common units. Such unitholders’ holding period in the Breitburn common units received in the merger will not be determined by reference to their holding period in the surrendered QRE common units. Instead, such unitholders’ holding period in the Breitburn common units received in the merger that are attributable to QRE’s capital assets or assets used in its business as defined in Section 1231 of the Code will include QRE’s holding period in those assets. The holding period for Breitburn common units received by a holder of QRE common units attributable to other assets of QRE, such as inventory and receivables, will begin on the day following the merger.

Risk Factors Relating to the Ownership of Breitburn Common Units

The Breitburn partnership agreement limits Breitburn GP’s fiduciary duties to its unitholders and restricts the remedies available to unitholders for actions taken by Breitburn GP that might otherwise constitute breaches of fiduciary duty.

The Breitburn partnership agreement contains provisions that reduce the standards to which Breitburn GP might otherwise be held by state fiduciary duty law. For example, the Breitburn partnership agreement:

•	permits Breitburn GP to make a number of decisions in its individual capacity, as opposed to its capacity as Breitburn’s general partner. This entitles Breitburn GP to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting Breitburn, its affiliates or any limited partner. Examples include the exercise of its limited call right, its registration rights and its determination whether or not to consent to any merger or consolidation of Breitburn;

•	provides that Breitburn GP will not have any liability to Breitburn or Breitburn unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed the determination or other action was in the best interests of Breitburn;

•	provides generally that affiliated transactions and resolutions of conflicts of interest not approved by Breitburn GP’s conflicts committee and not involving a vote of Breitburn unitholders must be on terms no less favorable to Breitburn than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to Breitburn, as determined by Breitburn GP in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” Breitburn GP may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to Breitburn; and

•	provides that Breitburn GP and its officers and directors will not be liable for monetary damages to Breitburn or its limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that Breitburn GP or those other persons acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal.

Any Breitburn unitholder is bound by the provisions in the Breitburn partnership agreement, including those discussed above.

Breitburn unitholders have limited voting rights on matters affecting Breitburn’s business and may not be able to remove Breitburn GP even if they are dissatisfied with the general partner’s management of the business.

Unlike the holders of common stock in a corporation, Breitburn unitholders have only limited voting rights on matters affecting Breitburn’s business and, therefore, limited ability to influence management’s decisions. Furthermore, if the Breitburn unitholders are dissatisfied with the performance of Breitburn GP, they will have little ability to remove Breitburn GP. Under the Breitburn partnership agreement, a vote of the holders of at least 66 2⁄3% of all outstanding Breitburn common units is required to remove Breitburn GP. As a result of these limitations, the price at which Breitburn common units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The Breitburn partnership agreement restricts the voting rights of those unitholders owning 20% or more of Breitburn’s common units.

Breitburn unitholders’ voting rights are further restricted by the Breitburn partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than Breitburn GP, its affiliates, their transferees, and persons who acquired such units with the prior approval of Breitburn GP, cannot vote on any matter. The Breitburn partnership agreement also contains provisions limiting the ability of Breitburn unitholders to call meetings or to acquire information about its operations, as well as other provisions limiting Breitburn unitholders’ ability to influence the manner or direction of Breitburn’s management.

Breitburn may issue an unlimited number of additional units without unitholders’ approval, which would dilute the ownership interest of existing unitholders.

Breitburn GP, without the approval of Breitburn unitholders, may cause Breitburn to issue an unlimited number of additional common units or other equity securities (subject to obtaining the requisite consent of the holders of Breitburn’s 8.25% Series A Cumulative Redeemable Perpetual Preferred Units (the “Series A units”). The issuance by Breitburn of additional common units or other equity securities of equal or senior rank will have the following effects:

•	Breitburn unitholders’ proportionate ownership interest in Breitburn will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of Breitburn common units may decline.

Breitburn GP has a limited call right that may require unitholders to sell their units at an undesirable time or price.

If at any time Breitburn GP and its affiliates own more than 80% of Breitburn’s common units, Breitburn GP will have the right, but not the obligation (which it may assign to any of its affiliates or to Breitburn) to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, unitholders may be required to sell their Breitburn common units at an undesirable time or price and may not receive any return on their investment. Breitburn unitholders may also incur a tax liability upon a sale of their units.

Breitburn unitholders may not have limited liability if a court finds that unitholder actions constitute control of Breitburn’s business.

Under Delaware law, a unitholder could be held liable for Breitburn’s obligations to the same extent as a general partner if a court determined that the right of unitholders to remove Breitburn GP or to take other action under the Breitburn partnership agreement constituted participation in the “control” of Breitburn’s business.

Breitburn GP generally has unlimited liability for Breitburn’s obligations, such as its debts and environmental liabilities, except for those contractual obligations that are expressly made without recourse to Breitburn GP. The Breitburn partnership agreement allows the general partner to incur obligations on Breitburn’s behalf that are expressly non-recourse to the general partner. Breitburn GP has entered into such limited recourse obligations in most instances involving payment liability and intends to do so in the future.

In addition, Sections 17-607 and 17-804 of the Delaware LP Act provide that, under some circumstances, a unitholder may be liable to Breitburn for the amount of a distribution for a period of three years from the date of the distribution.

Breitburn has a holding company structure in which its subsidiaries conduct its operations and own its operating assets. Additionally, Breitburn is unable to control the amounts of cash that its subsidiaries may distribute to Breitburn.

Breitburn is a holding company, and its subsidiaries conduct all of its operations and own all of its operating assets. Breitburn has no significant assets other than the partnership interests and the equity in its subsidiaries. As a result, Breitburn’s ability to make required payments on its debt obligations and distributions on its common units depends on the performance of Breitburn’s subsidiaries and their ability to distribute funds to Breitburn. The ability of Breitburn’s subsidiaries to make distributions to Breitburn may be restricted by, among other things, Breitburn’s credit facility and applicable state partnership and limited liability company laws and other laws and regulations. Pursuant to Breitburn’s credit facility, Breitburn may be required to establish cash reserves for the future repayment of outstanding letters of credit under the revolving credit facility. If Breitburn is unable to obtain the funds necessary to pay the principal amount at maturity of its debt obligations, to repurchase its debt obligations upon the occurrence of a change of control or make distributions on its common units, Breitburn may be required to adopt one or more alternatives, such as a refinancing of its debt obligations or borrowing funds, to make distributions on its common units. Breitburn cannot assure unitholders that it would be able to borrow funds to make distributions on its common units.

Breitburn’s tax treatment depends on its status as a partnership for federal income tax purposes, as well as its not being subject to a material amount of entity-level taxation by individual states or local entities. If the IRS were to treat Breitburn as a corporation or if Breitburn were to become subject to a material amount of entity-level taxation for state or local tax purposes, it would substantially reduce the amount of cash available for payment for distributions on Breitburn’s common units.

The anticipated after-tax economic benefit of an investment in Breitburn’s common units depends largely on Breitburn being treated as a partnership for U.S. federal income tax purposes. A publicly traded partnership such as Breitburn may be treated as a corporation for U.S. federal income tax purposes unless it satisfies a “qualifying income” requirement. Based on its current operations Breitburn believes that it satisfies the qualifying income requirement and will be treated as a partnership. Failing to meet the qualifying income requirement or a change in current law could cause Breitburn to be treated as a corporation for federal income tax purposes or otherwise subject Breitburn to taxation as an entity. Breitburn has not requested, and does not plan to request, a ruling from the IRS with respect to its treatment as a partnership for federal income tax purposes.

If Breitburn were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to Breitburn’s common unitholders would generally be taxed again as corporate distributions and no income, gains, losses, or deductions would flow through to unitholders. Because a tax would be imposed on Breitburn as a corporation, its cash available for distribution to its unitholders would be substantially reduced. Therefore, treatment of Breitburn as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to its unitholders likely causing a substantial reduction in the value of its units.

At the state level, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such tax on Breitburn by any such state will reduce the cash available for distribution to its unitholders.

The tax treatment of publicly traded partnerships or an investment in Breitburn’s common units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including Breitburn, or an investment in Breitburn’s common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. One such legislative proposal would eliminate the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which Breitburn relies for its treatment as a partnership for U.S. federal income tax purposes. Breitburn is unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in Breitburn’s common units. Any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes.

If the IRS contests the federal income tax positions Breitburn takes, the market for Breitburn’s common units may be adversely impacted, and the cost of any IRS contest will reduce Breitburn’s cash available for distribution.

Breitburn has not requested a ruling from the IRS with respect to its treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the positions it takes. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions Breitburn takes. A court may not agree with some or all of the positions it takes. Any contest with the IRS may materially and adversely impact the market for Breitburn’s common units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by Breitburn’s unitholders because the costs will reduce its cash available for distribution.

Breitburn unitholders may be required to pay taxes on their share of income even if they do not receive any cash distributions from Breitburn.

Because Breitburn’s unitholders will be treated as partners to whom Breitburn will allocate taxable income that could be different in amount than the cash Breitburn distributes, they will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of Breitburn’s taxable income even if they receive no cash distributions from Breitburn. Breitburn’s unitholders may not receive cash distributions from Breitburn equal to their share of Breitburn’s taxable income or even equal to the tax liability that results from that income.

Tax gain or loss on the disposition of Breitburn common units could be more or less than expected.

If a unitholder sells his Breitburn common units, he will recognize a gain or loss equal to the difference between the amount realized and his tax basis in those common units. Prior distributions to a Breitburn unitholder in excess of the total net taxable income he was allocated for a Breitburn common unit, which decreased his tax basis in that common unit, will, in effect, become taxable income to him to the extent the common unit is sold at a price greater than his tax basis in that common unit, even if the price is less than his original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, because the amount realized includes a unitholder’s share of Breitburn’s nonrecourse liabilities, if a unitholder sells his Breitburn common units, he may incur a tax liability in excess of the amount of cash he receives from the sale.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning Breitburn common units that may result in adverse tax consequences to them.

Investment in Breitburn common units by tax-exempt entities, such as individual retirement accounts (“IRAs”), other retirement plans and non-U.S. persons raises issues unique to them. For example, virtually all of Breitburn’s income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of Breitburn’s taxable income. If a Breitburn unitholder is a tax-exempt entity or a non-U.S. person, he should consult his tax advisor before investing in Breitburn common units.

Breitburn will treat each purchaser of Breitburn common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Due to a number of factors, including its inability to match transferors and transferees of its common units, Breitburn will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to its unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of Breitburn’s common units and could have a negative impact on the value of Breitburn’s common units or result in audit adjustments to a unitholders’ tax returns.

Breitburn prorates its items of income, gain, loss and deduction between transferors and transferees of its units each month based upon the ownership of its units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among Breitburn’s unitholders.

Breitburn prorates its items of income, gain, loss and deduction between transferors and transferees of its units each month based upon the ownership of its units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, the U.S. Treasury Department issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. The proposed regulations do not, however, specifically authorize the use of the proration method Breitburn has adopted. If the IRS were to challenge its proration method or new Treasury Regulations were issued, Breitburn may be required to change the allocation of items of income, gain, loss and deduction among unitholders.

A Breitburn unitholder whose units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of units) may be considered to have disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the federal income tax consequences of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered to have disposed of the loaned units. In that case, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of Breitburn’s income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

The sale or exchange of 50% or more of Breitburn’s capital and profits interests during any twelve-month period will result in the termination of Breitburn for federal income tax purposes.

Breitburn will be considered to have constructively terminated its partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest are counted only once. Breitburn’s termination would, among other things, result in the closing of its taxable year for all unitholders, which would result in Breitburn filing two tax returns (and its unitholders receiving two Schedules K-1) for one calendar year and could result in a deferral of depreciation deductions allowable in computing its taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of Breitburn’s taxable year may also result in more than twelve months of its taxable income or loss being includable in such unitholder’s taxable income for the year of termination. Breitburn’s termination currently would not affect its classification as a partnership for federal income tax purposes, but instead, it would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, Breitburn must make new tax elections and could be subject to penalties if it is unable to determine in a timely manner that a termination occurred. The IRS has announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, the partnership may be permitted to provide only a single Schedule K-1 to its unitholders for the tax year in which the termination occurs.

Breitburn unitholders may be subject to state and local taxes and return filing requirements in jurisdictions where they do not live as a result of investing in Breitburn common units.

In addition to federal income taxes, Breitburn unitholders may be subject to return filing requirements and other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which Breitburn conducts business or owns property now or in the future, even if you do not live in any of those jurisdictions. Further, Breitburn unitholders may be subject to penalties for failure to comply with those return filing requirements. Breitburn currently conducts business and owns assets in many states. Several of these states currently impose a personal income tax on individuals, and all of these states impose an income tax on corporations and other entities. As Breitburn makes acquisitions or expands its business, it may conduct business or own assets in additional states that impose a personal income tax. It is the responsibility of each unitholder to file all U.S. federal, state and local tax returns.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, the documents included herein as Annexes E, F and G and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 21E of the Exchange Act. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Breitburn and QRE and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined entity, and plans and objectives of management for future operations, are forward-looking statements. When used in this proxy statement/prospectus, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Breitburn, QRE or of the combined entity. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results, the ability to generate sales, income or cash flow, to realize cost savings or other benefits associated with the merger, to service debt or to make distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine actual results are beyond the ability of Breitburn or QRE to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

•	the ability to complete the proposed transaction on anticipated terms and timetable;

•	the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the merger;

•	the potential impact of the announcement or consummation of the merger on relationships, including with employees, suppliers, customers, competitors and credit rating agencies;

•	Breitburn’s and QRE’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction;

•	the possibility that various closing conditions for the transaction may not be satisfied or waived;

•	risks relating to any unforeseen liabilities of Breitburn or QRE;

•	declines in oil, NGL or natural gas prices;

•	the level of success in exploitation, development and production activities;

•	adverse weather conditions that may negatively impact development or production activities;

•	the timing of exploitation and development expenditures;

•	the ability to obtain sufficient quantities of CO2 necessary to carry out enhanced oil recovery projects;

•	inaccuracies of reserve estimates or assumptions underlying them;

•	revisions to reserve estimates as a result of changes in commodity prices;

•	impacts to financial statements as a result of impairment write-downs;

•	risks related to level of indebtedness and periodic redeterminations of the borrowing base under Breitburn’s credit agreement;

•	ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget;

•	ability to obtain external capital to finance exploitation and development operations and acquisitions;

•	federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing;

•	the ability to successfully complete potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations;

•	failure of properties to yield oil or gas in commercially viable quantities;

•	uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments;

•	the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves;

•	any loss of senior management or technical personnel;

•	competition in the oil and gas industry;

•	risks arising out of hedging transactions; and

•	and other risks described under the caption “Risk Factors” in Breitburn’s and QRE’s Annual Reports on Form 10-K for the period ended December 31, 2013 and subsequent Quarterly Reports on Form 10-Q.

Unless expressly stated otherwise, forward-looking statements are based on the expectations and beliefs of the respective managements of Breitburn and QRE, based on information currently available, concerning future events affecting Breitburn and QRE. Although Breitburn and QRE believe that these forward-looking statements are based on reasonable assumptions, they are subject to uncertainties and factors related to Breitburn’s and QRE’s operations and business environments, all of which are difficult to predict and many of which are beyond Breitburn’s and QRE’s control. Any or all of the forward-looking statements in this proxy statement/prospectus may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. The foregoing list of factors should not be construed to be exhaustive. Many factors mentioned in this proxy statement/prospectus, including the risks outlined under the caption “Risk Factors” contained in Breitburn’s Exchange Act reports incorporated herein by reference or, with respect to QRE, contained in Annexes E, F and G attached herein, will be important in determining future results, and actual future results may vary materially. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on Breitburn’s or QRE’s results of operations, financial condition, cash flows or distributions. In view of these uncertainties, Breitburn and QRE caution that investors should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Breitburn and QRE undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

THE PARTIES

Breitburn Energy Partners LP

Breitburn Energy Partners LP is a limited partnership formed in Delaware in 2006 with common units listed and traded on the NASDAQ under the symbol “BBEP.” Breitburn is an independent energy company focused on the acquisition, exploitation and development of oil, NGL and gas properties in the United States. Breitburn’s assets consist primarily of producing and non-producing oil, NGL and natural gas reserves located primarily in:

•	the Antrim Shale and several non-Antrim formations in Michigan;

•	the Oklahoma Panhandle;

•	the Permian Basin in Texas;

•	the Evanston, Green River, Wind River, Big Horn and Powder River Basins in Wyoming;

•	the Los Angeles and San Joaquin Basins in California;

•	the Sunniland Trend in Florida; and

•	the New Albany Shale in Indiana and Kentucky.

As of December 31, 2013, Breitburn’s total estimated proved reserves were 214.3 MMBoe, of which approximately 53% was oil, 7% was NGLs and 40% was natural gas. Breitburn’s production in 2013 was 11.0 MMBoe, of which approximately 51% was oil, 6% was NGLs and 43% was natural gas.

The address of Breitburn’s and Breitburn GP’s principal executive offices is 515 South Flower Street, Suite 4800, Los Angeles, California 90071. Additional information about Breitburn and its subsidiaries is included in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

QR Energy, LP

QR Energy, LP is a Delaware limited partnership formed in September 2010 by affiliates of Quantum Resource Funds. QRE’s common units are listed and traded on the NYSE under the symbol “QRE.” QRE is an independent oil and natural company engaged in the acquisition, exploitation, development and production of oil and natural gas properties. QRE’s properties are located across the following five producing regions:

•	Permian Basin;

•	Ark-La-Tex;

•	Mid-Continent;

•	Gulf Coast; and

•	Michigan.

As of December 31, 2013, QRE’s total estimated proved reserves were approximately 109.1 MMBoe, of which approximately 77% were oil and NGLs and 85% were classified as proved developed reserves. As of December 31, 2013, QRE produced from 5,668 gross (3,270 net) wells across its properties, with an average working interest of 57.7%.

The principal executive offices of QRE are located at 1401 McKinney Street, Suite 2400, Houston, Texas 77010 and its telephone number is (713) 452-2200.

Additional information about QRE, including but not limited to information regarding its business, properties, legal proceedings, financial statements, financial condition and results of operations, changes in and disagreements with accountants on accounting and financial disclosure, market risk, unit ownership of beneficial owners and management, directors and executive officers, executive compensation and related party transactions is set forth in QRE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Quarterly Reports on Form 10-Q, which are included herewith as Annexes E, F and G, respectively, and which are incorporated herein by reference. See also “Where You Can Find More Information” beginning on page 185.

THE QRE SPECIAL MEETING

QRE is providing this proxy statement/prospectus to its unitholders in connection with the solicitation of proxies to be voted at the special meeting of unitholders that QRE has called for, among other things, the purpose of holding a vote upon a proposal to adopt the merger agreement and the transactions contemplated thereby and at any adjournment or postponement thereof. This proxy statement/prospectus constitutes a prospectus for Breitburn in connection with the issuance by Breitburn of its common units in connection with the merger. This proxy statement/prospectus is first being mailed to QRE’s unitholders on or about                     , 2014, and provides QRE unitholders with the information they need to know to be able to vote or instruct their vote to be cast at the QRE special meeting.

Date, Time and Place

The special meeting will be held at                     , on                     , 2014, at         a.m., local time.

Purpose

At the QRE special meeting, QRE unitholders will be asked to vote solely on the following proposals:

•	Proposal 1: to adopt the merger agreement, as such agreement may be amended from time to time, and the transactions contemplated thereby;

•	Proposal 2: to approve, on an advisory, non-binding basis, the merger-related compensation payments that may become payable to QRE’s named executive officers in connection with the merger; and

•	Proposal 3: to approve the adjournment of the QRE special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

QRE GP’s Board Recommendation

The board of directors of QRE GP recommends that unitholders of QRE vote:

•	Proposal 1: “FOR” adoption of the merger agreement and the transactions contemplated thereby;

•	Proposal 2: “FOR” the approval, on an advisory, non-binding basis, the merger-related compensation payments that may become payable to QRE’s named executive officers in connection with the merger; and

•	Proposal 3: “FOR” any adjournment of the QRE special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

Among other things, the conflicts committee has determined that the merger agreement is fair and reasonable to, and advisable to and in the best interests of QRE and its unitholders who are not affiliates of QRE and has approved the merger agreement and recommended to QRE GP that the merger agreement be entered into by QRE. Based upon, among other things, such recommendation of the conflicts committee, the board of directors of QRE GP unanimously (i) determined that the merger agreement and the merger are in the best interests of QRE and its unitholders, (ii) approved the merger and the merger agreement and (iii) resolved to recommend adoption of the merger agreement and the transactions contemplated thereby to the QRE unitholders. See “Proposal 1: The Merger—Recommendation of QRE GP’s Board of Directors and Its Reasons for the Merger.”

In considering the recommendation of the QRE GP board of directors with respect to the merger agreement and the transactions contemplated thereby, you should be aware that some of QRE GP’s directors and executive officers may have interests that are different from, or in addition to, the interests of QRE unitholders more generally. See “Proposal 1: The Merger—Interests of Directors and Executive Officers of QRE GP in the Merger.”

QRE Record Date; Outstanding Units; Units Entitled to Vote

The record date for the QRE special meeting is                     , 2014. Only QRE unitholders of record at the close of business on the record date will be entitled to receive notice of and to vote at the QRE special meeting or any adjournment or postponement of the meeting.

As of the close of business on the record date of                     , 2014, there were             QRE common units,             Class B units and             Class C units outstanding and entitled to vote at the meeting. Each QRE common unit, Class B unit and Class C unit is entitled to one vote.

If at any time any person or group (other than QRE GP and its affiliates) beneficially owns 20% or more of any class of QRE units, such person or group loses voting rights on all of its units in excess of and such units will not be considered “outstanding.” This loss of voting rights does not apply to (i) any person or group who acquired 20% or more of any class of QRE units from QRE GP or its affiliates (other than directly from QRE), (ii) any person or group who directly or indirectly acquired 20% or more of any class of QRE units from that person or group described in clause (i) provided QRE GP notified such transferee that such loss of voting rights did not apply, or (iii) any person or group who acquired 20% or more of any class of units issued by QRE if QRE GP notified such person or group in writing that such limitation shall not apply. As of July 30, 2014, no person or group (other than QRE GP and its affiliates) beneficially own 20% or more of any class of QRE units.

A complete list of QRE unitholders entitled to vote at the QRE special meeting will be available for inspection at the principal place of business of QRE during regular business hours for a period of no less than ten days before the QRE special meeting and at the place of the QRE special meeting during the meeting.

Quorum

A quorum of unitholders is required to adopt the merger agreement at the QRE special meeting, but not to approve any adjournment of the meeting. A majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, must be represented in person or by proxy at the meeting in order to constitute a quorum. Any abstentions and broker non-votes (if any) will be counted in determining whether a quorum is present at the QRE special meeting.

Required Vote

To adopt the merger agreement and the transactions contemplated thereby, holders of a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, must vote in favor of adoption of the merger agreement and the transactions contemplated thereby. To approve (on an advisory, non-binding basis) the proposal regarding merger-related compensation payments that may become payable to QRE’s named executive officers in connection with the merger, holders of a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, must vote in favor of such adoption.

Because approval is based on the affirmative vote of a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, a QRE unitholder’s failure to submit a proxy card or to vote in person at the QRE special meeting or an abstention from voting, or the failure of a QRE unitholder who holds his or her units in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” adoption of the merger agreement, the transactions contemplated thereby and the merger-related compensation payments that may become payable.

To approve the adjournment of the QRE special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting and if a quorum is present at the meeting, holders of at least a majority of the outstanding QRE common units, Class B units and

Class C units, voting together as a single class, must vote in favor of the proposal; provided that, if a quorum is not present at the meeting, the affirmative vote of holders of a majority of the outstanding QRE common units, Class B units and Class C units entitled to vote at such meeting represented either in person or by proxy, voting together as a single class, is required to approve the proposal. Because approval of this proposal is based on the affirmative vote of at least a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, if a quorum is present, a QRE unitholder’s failure to vote, an abstention from voting or the failure of a QRE unitholder who holds his or her units in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have the same effect as a vote “AGAINST” approval of this proposal.

Unit Ownership of and Voting by QRE GP’s Directors and Executive Officers

At the close of business on the record date for the QRE special meeting, QRE GP’s directors and executive officers and their affiliates beneficially owned and had the right to vote              QRE common units,              Class B units and              Class C units at the QRE special meeting, which represents approximately             % of the QRE units entitled to vote at the QRE special meeting. It is expected that QRE GP’s directors and executive officers will vote their units “FOR” the adoption of the merger agreement and the transactions contemplated thereby, although none of them has entered into any agreement requiring them to do so.

Voting of Units by Holders of Record

If you are entitled to vote at the QRE special meeting and hold your units in your own name, you can submit a proxy or vote in person by completing a ballot at the QRE special meeting. However, QRE encourages you to submit a proxy before the QRE special meeting even if you plan to attend the QRE special meeting in order to ensure that your units are voted. A proxy is a legal designation of another person to vote your QRE units on your behalf. If you hold units in your own name, you may submit a proxy for your units by:

•	calling the toll-free number specified on the enclosed proxy card and follow the instructions when prompted;

•	accessing the Internet website specified on the enclosed proxy card and follow the instructions provided to you; or

•	filling out, signing and dating the enclosed proxy card and mailing it in the prepaid envelope included with these proxy materials.

When a unitholder submits a proxy by telephone or through the Internet, his or her proxy is recorded immediately. QRE encourages its unitholders to submit their proxies using these methods whenever possible. If you submit a proxy by telephone or the Internet website, please do not return your proxy card by mail.

All units represented by each properly executed and valid proxy received before the QRE special meeting will be voted in accordance with the instructions given on the proxy. If a QRE unitholder executes a proxy card without giving instructions, the QRE units represented by that proxy card will be voted as the QRE GP board of directors recommends, which is:

•	Proposal 1: “FOR” the adoption of the merger agreement and the transactions contemplated thereby; and

•	Proposal 2: “FOR” the approval, on an advisory, non-binding basis, the merger-related compensation payments that may become payable to QRE’s named executive officers in connection with the merger; and

•	Proposal 3: “FOR” the approval of the adjournment of the QRE special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting.

Your vote is important. Accordingly, please submit your proxy by telephone, through the Internet or by mail, whether or not you plan to attend the meeting in person. Proxies must be received by 11:59 p.m., Eastern Time, on                     , 2014.

Voting of Units Held in Street Name

If your units are held in an account at a broker or through another nominee, you must instruct the broker or other nominee on how to vote your units by following the instructions that the broker or other nominee provides to you with these proxy materials. Most brokers offer the ability for unitholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet.

If you do not provide voting instructions to your broker, your units will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a broker non-vote. Because the only proposals for consideration at the QRE special meeting are non-discretionary proposals, it is not expected that there will be any broker non-votes at the QRE special meeting. However, if there are any broker non-votes, they will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum, but the broker or other nominee will not be able to vote your units on those matters for which specific authorization is required. Under the current rules of the NYSE, brokers do not have discretionary authority to vote on any of the proposals. Therefore, a broker non-vote (if any) will have the same effect as a vote “AGAINST” adoption of the merger agreement and the transactions contemplated thereby, the merger-related compensation proposal and the adjournment proposal.

If you hold units through a broker or other nominee and wish to vote your units in person at the QRE special meeting, you must obtain a proxy from your broker or other nominee and present it to the inspector of election with your ballot when you vote at the QRE special meeting.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy and/or change your vote at any time before your proxy is voted at the QRE special meeting. If you are a unitholder of record, you can do this by:

•	sending a written notice, no later than the Telephone/Internet deadline, to QRE at 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Attn: Corporate Secretary, that bears a date later than the date of the proxy and is received prior to the QRE special meeting and states that you revoke your proxy;

•	submitting a valid, later-dated proxy by mail, telephone or Internet that is received prior to the QRE special meeting; or

•	attending the QRE special meeting and voting by ballot in person (your attendance at the QRE special meeting will not, by itself, revoke any proxy that you have previously given).

If you hold your units through a broker or other nominee, you must follow the directions you receive from your broker or other nominee in order to revoke your proxy or change your voting instructions.

Solicitation of Proxies

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the QRE GP board of directors to be voted at the QRE special meeting. Under the merger agreement, Breitburn and QRE agreed to each pay one-half of the expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus. QRE will bear all other costs and expenses in connection with the solicitation of proxies. QRE has engaged Morrow & Co., LLC (“Morrow”) to assist in the solicitation of proxies for the meeting and QRE estimates it will pay Morrow a fee of approximately $             for these services. QRE has also agreed to reimburse Morrow for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Morrow against certain losses, costs and expenses. In addition, QRE may reimburse brokerage firms and other persons representing beneficial owners of QRE common units for their reasonable expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of QRE GP’s directors, officers and employees by telephone, electronic mail, letter, facsimile or in person, but no additional compensation will be paid to them.

Unitholders should not send unit certificates with their proxies. A letter of transmittal and instructions for the surrender of QRE common unit certificates will be mailed to QRE unitholders shortly after the completion of the merger.

No Other Business

Under the QRE partnership agreement, the business to be conducted at the QRE special meeting will be limited to the purposes stated in the notice to QRE unitholders provided with this proxy statement/prospectus.

Adjournments

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. To approve an adjournment if a quorum is present, holders of at least a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, must vote in favor of the proposal. If a quorum is not present, the affirmative vote of holders of a majority of the outstanding QRE common units, Class B units and Class C units entitled to vote at such meeting represented either in person or by proxy, voting together as a single class, is required to approve the proposal. QRE is not required to notify unitholders of any adjournment of 45 days or less if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, QRE may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned meeting. Proxies submitted by QRE unitholders for use at the QRE special meeting will be used at any adjournment or postponement of the meeting. References to the QRE special meeting in this proxy statement/prospectus are to such special meeting as adjourned or postponed.

QRE Unitholder Proposals

Ownership of QRE common units does not entitle QRE common unitholders to make proposals at the QRE special meeting. Under the QRE partnership agreement, only its general partner can make a proposal at the special meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the QRE special meeting, please contact Morrow toll-free at 855-201-1081 (banks and brokers call collect at 203-658-9400.

PROPOSAL 1: THE MERGER

This section of the proxy statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the merger agreement (which is attached as Annex A), for a more complete understanding of the merger. In addition, important business and financial information about each of Breitburn and QRE is contained in or incorporated into this proxy statement/prospectus by reference. See “Where You Can Find More Information.”

Effect of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub with and into QRE, with QRE continuing as the surviving entity as a wholly-owned subsidiary of Breitburn. QRE will cease to be a publicly held limited partnership following completion of the merger. After the completion of the merger, the certificate of limited partnership of QRE in effect immediately prior to the effective time will be the certificate of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law.

The merger agreement provides that, at the effective time, each QRE common unit and Class B unit issued and outstanding or deemed issued and outstanding as of immediately prior to the effective time will be converted into the right to receive 0.9856 Breitburn common units. However, in no event will Breitburn be obligated to issue in excess of 72,001,686 common units as consideration for the merger. In addition, under the terms of the merger agreement, each Class C unit of QRE issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive cash in an amount equal to (i) $350 million divided by (ii) the number of Class C units outstanding immediately prior to the effective time of the merger. Any QRE securities that are owned by QRE or Breitburn or any of their respective subsidiaries at the effective time will be cancelled without any conversion or payment of consideration in respect thereof.

Breitburn’s common units had a value of $22.48 per unit, based on the closing price of Breitburn common units as of July 23, 2014. Because the exchange ratio was fixed at the time the merger agreement was executed and because the market value of Breitburn common units and QRE common units will fluctuate prior to the consummation of the merger, QRE unitholders cannot be sure of the value of the merger consideration they will receive relative to the value of QRE common units that they are exchanging. For example, decreases in the market value of Breitburn common units will negatively affect the value of the merger consideration that they receive, and increases in the market value of QRE common units may mean that the merger consideration that they receive will be worth less than the market value of the common units of QRE such unitholders are exchanging. See “Risk Factors—Risk Factors Relating to the Merger—Because the exchange ratio is fixed and because the market price of Breitburn common units will fluctuate prior to the consummation of the merger, QRE unitholders cannot be sure of the market value of the Breitburn common units they receive as merger consideration relative to the value of QRE common units they exchange.”

Breitburn will not issue any fractional units in the merger. Instead, each holder of QRE common units or Class B units to whom fractional units would have otherwise been issued will be entitled to receive from the exchange agent appointed by Breitburn pursuant to the merger agreement, subject to applicable withholding, a cash payment in lieu of such fractional interest based on the average trading prices of the Breitburn common units over the ten-day period prior to the closing date of the merger.

Under the merger agreement, each QRE Restricted unit that is outstanding and unvested immediately prior to the effective time, automatically and without any action on the part of the holder of such QRE Restricted unit, will vest in full and the restrictions with respect thereto will lapse, and will be converted into the right to receive the unit consideration in accordance with the terms of the merger agreement. In addition, each Partnership Performance unit that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such Partnership Performance unit, will vest and be settled in a number of QRE common units determined based on actual attainment of the applicable performance goal(s) as of two business days prior to the effective time. At the effective time, the resulting QRE common units will be converted into the right to receive the unit consideration in accordance with the terms of the merger agreement.

Immediately prior to the effective time, a number of Contingent Class B units issuable upon a change of control transaction equal to the Adjusted Class B Amount (as defined below) automatically and without any action on the part of the holder thereof, shall vest and be issued, the restrictions with respect thereto shall lapse and such issued Contingent Class B units shall be treated as issued and outstanding QRE Class B units as of immediately prior to the effective time and otherwise subject to the terms of the merger agreement applicable to issued and outstanding QRE Class B units.

For purposes of the merger, the “Adjusted Class B Amount” equals (x) 6,748,067 minus (y) the excess of (A) the number of QRE common units issued in respect of the QRE Performance units over (B) 383,900 and minus (z) the number, if any, of Contingent Class B units issued pursuant to Section 7.4(d) of QRE’s partnership agreement (which provides that QRE should distribute Contingent Class B units on an annual basis if a certain three-part partnership performance test is met).

See the section entitled “The Merger Agreement” for further information.

Background of the Merger

The QRE GP board of directors has periodically evaluated and considered a variety of financial and strategic opportunities as part of its strategy to maximize unitholder value.

QRE has been approached from time-to-time by other upstream master limited partnerships (“MLPs”) regarding strategic opportunities. In August 2013, Alan L. Smith, Chief Executive Officer of QRE GP, was approached on an unsolicited basis by the Chief Executive Officer of another upstream MLP (which we refer to as “Partnership A”) regarding a potential strategic combination with Partnership A. At this time, QRE was not actively seeking to engage in a strategic transaction with an unaffiliated third party. No details were discussed and no offer was made by Partnership A at that time.

QRE management and board of directors have discussed from time to time the potential benefits of combining QRE with other upstream MLPs. QRE management concluded in early March 2014 that market conditions and recent developments at QRE made it constructive to discuss strategic alternatives, including a potential process to consider a merger of QRE with other upstream MLPs. QRE had recently simplified its capital structure on March 2, 2014 through the acquisition by QRE of its general partner and the termination of the management incentive fee, which QRE management believed enhanced its value to other upstream MLPs. Additionally, QRE management acknowledged that QRE’s assets were some of the lowest decline, longest lived and highest oil-weighted assets in the MLP sector and might be highly desirable to others in the upstream MLP space. QRE management also noted that the asset acquisition market had become very competitive and that this would likely be a good time to approach potential merger partners and allow them to capture size and scale along with high quality MLP assets instead of competing for assets in a highly competitive asset acquisition market. Finally, market conditions including a supportive commodity price environment and the fact that QRE’s common unit price began trending up and trading at a more attractive yield relative to its peers allowed QRE management to pursue strategic alternatives from a position of strength.

On and around March 11, 2014, Mr. Smith and representatives of RBC Capital Markets, LLC (“RBC”), which had acted as QRE’s financial advisor on various matters for several years and was very familiar with both QRE and the industry, approached six upstream MLPs, including Partnership A, to explore whether there was a possibility of a strategic combination that would make sense for QRE. The principal criteria used to identify the strategic merger parties included: (1) the size of the potential merger party relative to QRE; (2) similarity of reserve and production characteristics relative to QRE’s properties; (3) strength of balance sheet, financing capability and perceived ability to consummate a transaction expeditiously; and (4) strength of management team. After the list of upstream MLPs was developed, Mr. Smith telephoned the CEOs of five upstream MLPs, including Halbert S. Washburn, Chief Executive Officer of Breitburn, on March 11, 2014, and RBC contacted the representatives of one additional upstream MLP. No other strategic alternatives were considered at this time.

Following these initial conversations, and over the course of several weeks, Mr. Smith met in person with CEOs of five of the six upstream MLPs contacted, including a meeting with Mr. Washburn in Houston on March 26, 2014. In each meeting, the parties discussed potential combinations, and Mr. Smith provided an executive summary of QRE’s business and operations using exclusively publicly available information. All six parties were told that if they were interested, all further discussions would require board approval and the execution of a confidentiality agreement.

On April 10, 2014, the QRE GP board of directors held a meeting in executive session. During this executive session, Mr. Smith advised the board that QRE management desired to move forward with a formal process to evaluate the potential for a strategic transaction. Mr. Smith advised the board that he had met with CEOs of five upstream MLPs and they had each expressed an interest in further discussions. QRE management requested approval from the QRE GP board of directors to engage RBC and Greenhill & Co. (“Greenhill”) to evaluate and design a process to initiate discussions and evaluations with potential candidates regarding a strategic transaction. QRE management sought to retain RBC in light of its historical relationship with QRE and its affiliates and RBC’s extensive knowledge of the QRE business and assets. In addition, QRE management sought to retain an additional financial advisor with no prior material relationship with QRE or its affiliates to evaluate the transaction and, if appropriate, render a fairness opinion. QRE management recommended Greenhill for this role. The QRE GP board of directors approved the proposed process and authorized the engagement of RBC and Greenhill. QRE management began meeting with potential legal and financial advisors in March 2014, and the QRE GP board of directors subsequently retained RBC and Greenhill as financial advisors and Vinson & Elkins L.L.P., as legal advisor.

Four of the six MLPs previously contacted executed confidentiality agreements with QRE, including Partnership A and Breitburn, on April 17, 2014. Representatives of RBC and Greenhill subsequently provided the four MLPs with a confidential information memorandum, financial model and reserve report for QRE and asked each to provide similar information with respect to itself.

On April 28, 2014, representatives of RBC and Greenhill sent out indicative bid process letters requesting indications of interest by May 13, 2014. A request was made in the indications of interest to include specific items including the economic consideration for a prospective combination. The expectation for consideration was outlined as unit-for-unit exchanges of all QRE common units, Class B units, QRE Restricted units and QRE Performance units, and cash consideration of $350 million for the outstanding Class C units, which is equal to the liquidation preference of the Class C units.

On the same day, representatives of RBC and Greenhill reviewed with representatives of one of the MLPs (which we refer to as “Partnership B”) certain assumptions in QRE’s financial model. On May 2, 2014, representatives of RBC and Greenhill provided an information packet to representatives of Partnership B highlighting the benefits of a potential combination.

On May 1, 2014, Breitburn provided its financial model and reserve report to QRE, and on May 7, 2014, RBC and Greenhill reviewed with representatives of Breitburn certain assumptions in QRE’s financial model.

In early May, representatives of RBC and Greenhill also provided information packets to representatives of Partnership A and one of the other four MLPs highlighting the benefits of a potential combination.

On May 9, 2014, representatives of RBC and Greenhill approached a private company regarding a merger with QRE that would result in the private company becoming a publicly listed company. RBC and Greenhill had similar conversations with other large private and public companies from time-to-time during ordinary course investment banking meetings regarding various strategic combinations in order to gauge interest from a broader group of potential counterparties on an anonymous basis, including among others a potential combination with QRE.

On May 12, 2014, Mr. Washburn called Mr. Smith to convey Breitburn’s interest in a proposed combination and to provide the terms of its indicative offer. Breitburn proposed to acquire all of QRE’s outstanding common units, Class B units, QRE Restricted units and QRE Performance units in exchange for an aggregate of 69.5 million Breitburn common units, and to acquire all of QRE’s Class C units for $350 million in cash. Breitburn’s proposal also included the assumption by Breitburn of QRE’s outstanding debt. As of May 13, 2014, the implied equity value of Breitburn’s offer was $1.759 billion.

On May 13, 2014, Partnership A submitted an indicative offer to acquire QRE’s outstanding common units, Class B units, QRE Restricted units and QRE Performance units in exchange for 40.9 million units in Partnership A and to acquire QRE’s Class C units for $250 million in cash. Partnership A’s proposal also included the assumption by Partnership A of QRE’s outstanding debt. As of May 13, 2014, the implied equity value of Partnership A’s offer was $1.487 billion.

By the indicative process bid date of May 13, 2014, the other companies that were invited to participate in the process informed QRE or RBC and Greenhill that they had elected not to proceed in the QRE process.

On May 14, 2014, the QRE GP board of directors held a special meeting to discuss the indicative bids from Breitburn and Partnership A. Mr. Smith advised the QRE GP board of directors of the status of the two indicative bids received after reaching out to six MLPs, and Greenhill and RBC each presented preliminary evaluations of the two indicative bids.

On May 14, 2014, representatives of RBC notified Partnership A that its indicative bid was unacceptable and allowed Partnership A the opportunity to revise its indicative bid. Partnership A informed RBC that it would not revise its indicative bid.

Also on May 14, 2014, the QRE GP conflicts committee, consisting of Donald E. Powell, Stephen A. Thorington and Richard K. Hebert, discussed the status of the process and decided to engage Tudor, Pickering, Holt & Co. Securities Inc. (“TPH”) as its financial advisor, and Bracewell & Giuliani LLP (“Bracewell & Giuliani”) as its legal advisor, for purposes of evaluating any potential transaction presented to it by the QRE GP board of directors and subsequently notified Mr. Smith of such decisions.

On May 15, 2014, representatives of RBC and Greenhill invited Breitburn to participate in the second and final phase of the process and notified Partnership A that its proposal was not acceptable and that it would not be invited to participate in the second and final phase of the process.

On May 20, 2014, the conflicts committee held an organizational meeting with its financial and legal advisors.

On May 21, 2014, representatives of RBC and Greenhill met with representatives of TPH to provide an update on QRE’s process to date.

On May 22, 2014, representatives of QRE management met with representatives of Breitburn management in Houston to review management presentations prepared by each party with respect to its own assets. Also attending were representatives of RBC, Greenhill, TPH and UBS Securities (“UBS”), financial advisor to Breitburn.

On May 28, 2014, the conflicts commitee met with representatives of TPH and Bracewell & Giuliani to review the existing proposal and the information TPH had received from QRE and Breitburn management to date. TPH reviewed with the conflicts committee QRE’s process to date, various precedent transactions, and, on a preliminary basis, an overview of each of Breitburn and QRE, the summary projections for each partnership that it had received, a relative analysis of the two partnerships, and some pro forma information. Based on such preliminary analyses performed and its own review, the conflicts committee developed certain key principles that would be significant to the conflicts committee’s consideration of a potential strategic transaction. These principles included: (1) premium to unaffiliated holders of QRE common units, (2) accretion to distributable cash flow in 2015 and 2016, (3) immediate accretion to cash distribution per QRE common unit, (4) accretion to net asset value per QRE common unit and (5) representation on the combined entity’s board. Mr. Powell contacted Mr. Smith to advise him of these key principles.

On May 28 and May 29, 2014, representatives of QRE and Breitburn met at the offices of Netherland, Sewell & Associates, Inc., independent petroleum reserve engineers for both QRE and Breitburn (“Netherland Sewell”) (with representatives of RBC, Greenhill and TPH participating by telephone), to review information concerning each party’s reserves, including Breitburn’s reserves in California, Texas, Wyoming, Michigan and Florida.

On May 30, 2014, representatives of QRE met with representatives of Breitburn at the offices of Cawley, Gillespie & Associates, independent reserve engineers for Breitburn (“Cawley Gillespie”) (with representatives of RBC, Greenhill and TPH participating by telephone), to review Breitburn’s Oklahoma reserves. On the same day, representatives of Breitburn met with representatives of QRE and TPH at Netherland Sewell’s offices to review QRE’s Jay field reserves.

On May 31, 2014, representatives of RBC and Greenhill sent Breitburn a final bid process letter requesting best and final offer by June 4, 2014 and posted the proposed merger agreement to the virtual data room.

On June 3, 2014, Mr. Washburn telephoned Mr. Smith to advise him of his continued interest in a potential combination with QRE, but that Breitburn needed more time to evaluate QRE’s assets and would not be able to submit a proposal by the June 4 deadline. During this conversation, Mr. Washburn requested a 30-day exclusivity period for purposes of continuing due diligence on QRE’s assets.

Later that evening, Mr. Smith called Mr. Washburn and declined the proposed 30-day exclusivity period, noting that such a period was too long and inconsistent with market practice. Mr. Smith told Mr. Washburn that Breitburn was at or near the top of the list of companies QRE management desired to complete a strategic transaction with and that QRE management had a positive view of Breitburn’s assets, but that any transaction had to be accretive to both parties for a transaction to work. Mr. Smith indicated that QRE would be willing to work with Breitburn for seven to ten days while the process continued to allow Breitburn to further evaluate QRE’s assets, but that it was important for the two of them to meet to give Mr. Smith comfort that Breitburn remained committed to consummating a potential transaction. Mr. Washburn did not agree to move forward without the 30-day exclusivity period, and they had no further contact until June 17, 2014.

On June 17, 2014, Mr. Smith emailed Mr. Washburn requesting a call to update Mr. Washburn on the process. Mr. Washburn called Mr. Smith that evening and Mr. Smith informed Mr. Washburn that after reviewing the indications of interest received from other parties, QRE’s standalone case was a better option for QRE than the indicative proposals received from other parties. Before ending the process, however, Mr. Smith wanted to have a conversation with Mr. Washburn on the merits of a transaction with Breitburn. During the call, Mr. Smith noted that from previous conversations that Mr. Washburn was very interested in moving forward with a transaction. Mr. Smith recalled that Mr. Washburn liked QRE’s assets and strategy and the size that a combination would bring but that Breitburn needed more time and exclusivity.

Mr. Smith indicated that QRE management viewed Breitburn’s assets, management team and asset coverage very favorably, all of which were important considerations to QRE in potentially accepting Breitburn common units as consideration. Mr. Smith noted further his belief that a transaction with Breitburn would be a differentiating deal in the MLP space with numerous benefits to both sets of unitholders. Mr. Smith sought Mr. Washburn’s interest in moving forward with the process and recommended that QRE and Breitburn meet to review the financial models in more detail to ensure that Breitburn fully appreciated the value proposition associated with all of the assumptions included in the models. In addition, Mr. Smith noted that QRE would need to move quickly, noting that if QRE did not enter into a strategic combination in the near term, it would need to move forward on some acquisitions and issue equity to provide liquidity.

On June 18, 2014, representatives of UBS reached out to representatives of Greenhill to discuss next steps, and on June 20, 2014, representatives of UBS met with representatives of RBC and Greenhill to review Breitburn’s model of QRE.

On June 23, 2014, Mr. Washburn called Mr. Smith to discuss the process for finalizing due diligence expeditiously.

On July 2, 2014, representatives of QRE, including Mr. Smith, met with representatives of Breitburn, including Mr. Washburn, to provide an update with respect to QRE’s assets. Representatives of QRE provided an operational update, addressed Breitburn’s model calculation of QRE’s EBITDA that QRE believed had gaps, provided additional details on certain assets and illustrated the potential impact of all of these items on Breitburn’s pro forma 2015 distributable cash flow. The parties also discussed a projected timeline that targeted announcing a transaction by July 21, 2014. Later that day, Mr. Smith contacted Mr. Powell to provide him an update of QRE and Breitburn’s process. Mr. Powell then contacted representatives of TPH on behalf of the conflicts committee to communicate the substance of his conversation with Mr. Smith.

On July 3, 2014, representatives of TPH spoke with representatives of QRE and Greenhill to receive updated operational information regarding Breitburn and QRE.

On July 9, 2014, representatives of Breitburn and QRE participated in a conference call to provide a business and operational update on Breitburn’s assets.

On July 11, 2014, the conflicts committee discussed telephonically with representatives of TPH and Bracewell & Giuliani the status of TPH’s receipt of information from the managements of QRE and Breitburn. Representatives of TPH reviewed that status with the conflicts committee, and also updated the conflicts committee with respect to various aspects of its preliminary analyses.

Also on July 11, 2014, Mr. Washburn called Mr. Smith to inform him that Breitburn had concluded a board meeting to review the proposed combination with QRE and was prepared to acquire all of QRE’s common units, Class B units, QRE Restricted units and QRE Performance units for 69.5 million Breitburn common units, and all of its outstanding Class C units for $350 million in cash. In addition, Breitburn would agree, subject to the Breitburn partnership agreement and Delaware law, to increase its annualized distribution per unit by $0.05 to $2.06 per unit effective as of the first full calendar month following the effective time. Mr. Washburn also discussed Breitburn’s possible second quarter financial performance and provided Mr. Smith with a technical update on Breitburn’s drilling in the Permian Basin. As of July 11, 2014, the implied equity value of Breitburn’s revised offer was $1.864 billion.

Later that day, a representative of Latham & Watkins LLP, counsel to Breitburn, delivered a markup of the proposed merger agreement to representatives of Vinson & Elkins, which Vinson & Elkins subsequently provided to Bracewell & Giuliani. The markup included a request that certain QRE unitholders enter into a voting agreement, and that certain affiliates of QRE enter into non-competition agreements, a lock-up agreement and an indemnification agreement with respect to pre-closing liabilities relating to the Jay field. In addition, among other things, Breitburn’s markup significantly expanded the deal protection provisions in the proposed merger agreement, including by increasing the proposed termination fee from 2% of equity value to 4% and by requesting that QRE reimburse Breitburn’s out-of-pocket expenses up to a maximum value of 1% of equity value in certain circumstances, including where its unitholders failed to approve the transaction.

On July 12, 2014, representatives of Breitburn delivered a written indication of interest describing Breitburn’s offer.

Also on July 12, 2014, representatives of Breitburn held a conference call with representatives of QRE to provide an operational update on Breitburn and additional information on Breitburn’s Texas assets (with representatives of TPH, RBC and Greenhill also participating by telephone). Also on July 12, 2014, Mr. Smith placed individual calls to members of the QRE GP board of directors, including members of the conflicts committee, to update them on the latest offer received from Breitburn.

On July 13, 2014, representatives of QRE, Vinson & Elkins, RBC and Greenhill held a conference call to discuss Breitburn’s proposed revisions to the merger agreement. Among other issues, representatives of QRE and Vinson & Elkins discussed the requested voting agreement, the expanded deal protection provisions and the expanded scope of the representations and warranties. Representatives of Bracewell & Giuliani provided their initial views on the draft merger agreement to representatives of Vinson & Elkins.

Later that day, Mr. Smith telephoned Mr. Washburn to communicate that more Breitburn common units would be required for QRE’s unitholders, countering with 73.5 million Breitburn common units as the appropriate number to keep the transaction sufficiently accretive for both parties. Mr. Smith communicated that at 73.5 million Breitburn common units, any shortfall necessary for the distribution per QRE units to be at the required level would be addressed through a waiver of a number of Contingent Class B units that would otherwise be accelerated upon a change of control. Mr. Smith also expressed a desire that one director be added to Breitburn’s board of directors following completion of the transaction. In addition, Mr. Washburn discussed the potential for accelerating Breitburn’s second quarter earnings announcement to coincide with the merger announcement, which he expected would be between July 21 and July 23, 2014.

On July 14, 2014, Mr. Washburn called Mr. Smith and presented a revised offer of 71.325 million Breitburn units. Mr. Smith countered with 72.5 million units. Following a discussion, Mr. Washburn proposed 71.75 million Breitburn units, and Mr. Smith agreed to take Mr. Washburn’s offer to the QRE GP board of directors and the conflicts committee for approval. As of July 14, 2014, the implied equity value of Breitburn’s revised offer was $1.926 billion. Mr. Smith and Mr. Washburn also discussed certain issues relating to the merger agreement. Mr. Washburn also indicated that Breitburn would be agreeable to adding one member to Breitburn’s board of directors. Messrs. Washburn and Smith also discussed executing the merger agreement and making a public announcement on July 23, 2014.

On July 15, 2014, representatives of QRE met with representatives of TPH to review QRE’s standalone models of QRE and Breitburn.

Later on July 15, 2014, the conflicts committee held a telephonic meeting with representatives of TPH and Bracewell & Giuliani. At the meeting, representatives of TPH discussed Breitburn’s anticipated second quarter earnings. Representatives of TPH also discussed their preliminary financial analysis of the updated proposal, which included analyses incorporating the potential waiver of certain Contingent Class B units. Representatives of Bracewell & Giuliani gave an overview of the material terms of the draft merger agreement, noting among other things the revised deal protection and termination provisions and the expanded representations and warranties. The conflicts committee members agreed that the deal protection provisions proposed by Breitburn were inappropriate, and that the representations and warranties and other provisions of the agreement should be revised to be more reflective of a typical public company merger than an asset acquisition.

On July 16, 2014, the QRE GP board of directors held a special board meeting at the offices of Vinson & Elkins in Houston. Representatives of TPH and Bracewell & Giuliani were present in addition to representatives of QRE’s financial and legal advisors. QRE management presented the rationale for pursuing the merger, details of the proposed merger agreement, an update of current QRE operations and anticipated second quarter results, a review of QRE’s standalone model and a review of Breitburn’s assets and QRE’s due diligence on such assets. In addition, to increase the financial benefits of the transaction to all QRE unitholders, the owners of the Contingent Class B units offered to reduce the number of Class B units they would otherwise receive by 18.8%, or approximately 2.2 million units. Representatives of Vinson & Elkins, RBC and Greenhill also made presentations to the QRE GP board of directors. Before adjourning the meeting, the QRE GP board of directors authorized the conflicts committee to evaluate the transaction but not pursue alternatives. Specifically, the board delegated to the conflicts committee the power (1) to determine whether the proposed transaction with Breitburn is in the best interests of QRE and its unaffiliated unitholders, (2) to approve the transaction, both for purposes of special approval under QRE’s partnership agreement and also for purposes of determining whether the transaction would be a change of control that would trigger acceleration of the Contingent Class B units and (3) to recommend approval by the QRE GP board of directors.

Following the meeting of the QRE GP board of directors, the conflicts committee met with representatives of TPH and Bracewell & Giuliani at TPH’s offices. Representatives of TPH discussed their impressions on the presentations made earlier that day at the board meeting. The conflicts committee and its advisors further discussed the proposal as described at the board meeting, which included (i) an exchange ratio for unaffiliated QRE common unitholders of 0.946 of a Breitburn common unit per QRE common unit (representing a premium of approximately 13%) and (ii) implied distributions per QRE common unit of $1.95 after the merger (after giving effect to Breitburn’s agreement to increase its annualized distribution to $2.06). Members of the conflicts committee requested of TPH several additional analyses for the conflicts committee’s consideration at its next meeting.

Later that day, Vinson & Elkins distributed a revised merger agreement to representatives of Latham & Watkins. The revised merger agreement also reflected comments from Bracewell & Giuliani. Both QRE management and the conflicts committee believed that more limited deal protections were appropriate in light of the fact that approximately 37% of the units would be subject to the proposed voting agreement. Accordingly, among other things, the revised merger agreement limited the deal protection provisions proposed by Breitburn.

On July 18, 2014, representatives of QRE and Breitburn held a conference call to discuss employee matters.

On July 18, 2014, the conflicts committee met with representatives of TPH and Bracewell & Giuliani at TPH’s offices. Representatives of TPH presented a financial analysis of the existing proposal, including updated information regarding the number of Contingent Class B units to be waived and an analysis of the effect of future acquisitions by QRE and Breitburn on a standalone basis. Representatives of TPH also presented and discussed with the members of the conflicts committee materials showing the effect of incrementally waived Contingent Class B units and incremental units offered by Breitburn. The members of the conflicts committee then discussed and agreed that the existing proposal as a whole did not provide an acceptable increase in distribution per QRE unit or premium to the current trading price of QRE’s common units. The conflicts committee and its advisors agreed that they would meet again the following day.

Later that day, Mr. Powell informed Mr. Smith of the conflicts committee’s view that the proposed transaction as presented to the QRE GP board of directors on July 16 was unacceptable and reminded Mr. Smith of the key guiding principles he had previously discussed. Mr. Powell agreed to follow up with Mr. Smith to provide a detailed explanation after conferring with the conflicts committee’s financial and legal advisors.

On July 19 and July 20, 2014, the conflicts committee held meetings with representatives of TPH and Bracewell & Giuliani at TPH’s offices and telephonically. In these meetings, representatives of TPH reviewed their analyses and provided, among other things, additional information regarding transactions comparable to the existing proposal, focusing on transactions requiring public unitholder approval between unaffiliated parties. In these meetings, representatives of TPH reviewed and discussed with the conflicts committee its financial analyses of the proposed transaction and also discussed the distribution per QRE common unit and premium to be received per QRE common unit that would be implied by an exchange ratio of 1.0 Breitburn unit per QRE common unit. On July 20, 2014, the conflicts committee proposed that Mr. Powell communicate such a counterproposal to Mr. Smith.

Later on July 20, 2014, Mr. Powell contacted Mr. Smith to discuss the position of the conflicts committee. Mr. Powell confirmed that the current proposal was unacceptable and that, after reviewing other comparable transactions and assessing the current opportunity with Breitburn, the conflicts committee would seek an exchange ratio that would yield an implied distribution per QRE unit of $2.06, or $0.11 above the current $1.95 per unit level, which also would result in a premium of approximately 20% to the then current trading price for QRE unitholders.

Later on the evening of July 20, 2014, the QRE GP board of directors held a special telephonic meeting. Donald D. Wolf, Chairman of the QRE GP board of directors, requested that the conflicts committee provide an update regarding its concerns on the current proposal. On behalf of the conflicts committee, Mr. Powell indicated that the conflicts committee would not approve the transaction as proposed and reiterated the key principles the conflicts committee thought essential for a strategic transaction. Mr. Powell stated that the conflicts committee believed that a 1.00x exchange ratio would be acceptable, based on the proposed Breitburn distribution increase to $2.06, or $0.11 per unit above the current $1.95 per unit level.

In response to the position communicated by Mr. Powell, the owners of the Contingent Class B units offered to further reduce their Contingent Class B units so each unaffiliated QRE common unitholder would receive an increase in its distribution, resulting in a $2.00 annualized distribution per QRE unit to the unaffiliated QRE unitholders. After discussion of the revised proposal and upon a motion duly seconded, a vote on the merits of the revised proposal was submitted to the QRE GP board of directors. Prior to the vote, Mr. Powell requested that Gregory S. Roden, general counsel of QRE’s general partner, clarify the consequence of the proposed vote with respect to the conflicts committee’s authority regarding the proposed merger. In light of the authority delegated to the conflicts committee on July 16, 2014, Mr. Roden responded that a vote by the QRE GP board of directors would not alter the legal authority or responsibility of the conflicts committee to authorize the merger. A roll call was taken with respect to the question of whether to approve the merger as currently proposed. Five directors voted to approve the merger, while the three members of the conflicts committee voted against the proposal. The board meeting was temporarily adjourned to allow the members of the conflicts committee to caucus and reconsider the new proposal from the owners of the Contingent Class B units. Upon reconvening, the conflicts committee reiterated its unwillingness to approve the merger as proposed. The QRE GP board of directors agreed to reconvene the following morning.

Early in the morning on July 21, 2014, Mr. Wolf distributed an email to the members of the conflicts committee highlighting the perceived benefits to QRE unitholders of the proposed transaction and encouraging them to find an acceptable compromise between the deal as negotiated by QRE management with the $0.05 per QRE unit increase in annualized distributions and the $0.11 per QRE unit threshold sought by the conflicts committee. After discussing with the other members of the conflicts committee, Mr. Powell called Mr. Wolf prior to the scheduled board meeting indicating that the members of the conflicts committee did not think it would be productive to attend the reconvened board meeting but that, subject to appropriate documentation, they would support a transaction with an acceptable exchange ratio that provided an implied $2.05 per QRE unit distribution to the unaffiliated QRE common unitholders.

Later that morning, Messrs. Smith and Washburn spoke by telephone. Following a discussion, Mr. Washburn agreed to recommend to Breitburn’s board of directors a further increase in distribution commitment by $0.01 per Breitburn common unit and indicated that he might be able to go as high as a $0.02 per Breitburn unit increase.

The QRE GP board of directors held a telephonic meeting at approximately 10:30 a.m. Central time, with members of the conflicts committee not in attendance. Mr. Wolf described his conversation with Mr. Powell and the conflicts committee’s revised proposal. Mr. Smith also reported on his conversation with Mr. Washburn and Breitburn’s revised proposal to increase Breitburn’s distribution commitment.

At approximately 5:30 p.m., the QRE GP board of directors convened for a telephonic meeting. Mr. Smith presented a summary of his recent conversations with Mr. Washburn. Representatives of QRE management discussed the QRE Performance units issued under QRE’s long term incentive plan. The conflicts committee advised that it would take the performance unit calculation methodology under advisement and determine its impact on the deal structure.

Later that evening, the owners of the Contingent Class B units agreed, to achieve the conflicts committee’s targets, to reduce the number of Class B units which they otherwise might receive by 41.6%, or 4.8 million units. It was understood that this number would be adjusted as described below so that the results of QRE Performance units vesting above target would be absorbed by the Contingent Class B units and would not affect the exchange ratio for the unaffiliated QRE unitholders. Mr. Smith later contacted Mr. Washburn to advise him that the owners of the Contingent Class B units were willing to relinquish some of their Contingent Class B units but QRE required additional Breitburn common units to achieve an implied distribution per unit of $2.05 to meet the conflicts committee’s counterproposal. Mr. Washburn communicated he only had approval from his board to increase the number of Breitburn units to 72 million and that he was increasing the Breitburn offer to 72 million Breitburn common units. Mr. Smith then suggested increasing the post-closing distribution per Breitburn unit. In response, Mr. Washburn agreed to recommend increasing Breitburn’s distribution per unit at closing to $2.08. As of July 21, 2014, the implied equity value of Breitburn’s revised offer was $1.992 billion.

Later on the night of July 21, 2014, a representative of Latham & Watkins distributed a mark-up of the merger agreement along with an initial draft of the proposed voting agreement to representatives of Vinson & Elkins, which Vinson & Elkins then provided to representatives of Bracewell & Giuliani. In its markup, Breitburn, among other things, reaffirmed its request for a 4% termination fee, but agreed that QRE was not required to reimburse its expenses if its unitholders failed to approve the transaction. In addition, Breitburn deleted the provisions requiring non-competition and indemnification agreements in its markup.

On the evening of July 22, 2014, the conflicts committee held a special meeting with representatives of TPH and Bracewell & Giuliani at TPH’s offices. Members of the conflicts committee reviewed with its advisors the updated proposal, which would result in an exchange ratio per QRE common unit of 0.9856 and a distribution increase for QRE common unitholders to $2.05 per QRE common unit at the time of the merger (which would be announced by Breitburn in connection with announcement of the signing of the merger agreement). Representatives of Bracewell & Giuliani also provided an update regarding the status of the draft merger agreement, discussing the position of Vinson & Elkins and Bracewell & Giuliani with respect to certain deal protection and termination provisions. Members of the conflicts committee agreed that they were comfortable that the existing proposal in principle would be in the best interests of the unaffiliated QRE common unitholders, but that they would not approve a transaction until the transaction documentation reflected that proposal.

On July 22 and 23, 2014, Breitburn, QRE and their respective legal advisors finalized the terms of the merger agreement and related agreements. Among other things, the parties agreed that the termination fee would be 3.95% of equity value, and that under certain circumstances specified in the support agreement involving an alternative transaction, the holders of QRE Class C units may be required to pay an amount to Breitburn equal to the lesser of (1) 2% of the equity value of the alternative transaction multiplied by such holder’s pro rata share of the total consideration payable to all such holders in such alternative transaction and (2) the aggregate excess consideration to be received by such holders as a result of the alternative transaction as compared to the consideration to be received by such holders as a result of the merger. In addition, during this period, representatives of QRE management and Vinson & Elkins conferred with members of the conflicts committee and representatives of Bracewell & Giuliani, respectively, with respect to the terms of the merger agreement and related agreements. Negotiations continued until late in the evening on July 23, 2014.

On July 23, 2014, the Breitburn Board held a telephonic board meeting at which it approved the merger agreement.

Later in the evening, the Compensation Committee of the QRE GP board of directors met to consider the methodology for determining the vesting of the QRE Performance units. Any QRE Performance units that vested above target would result in a reduction of the Contingent Class B units so that any vesting above target would not affect the exchange ratio for the unaffiliated QRE common unitholders.

On July 23, 2014, the conflicts committee met telephonically with its financial and legal advisors. Before representatives of TPH joined the meeting, Bracewell & Giuliani again reviewed with the conflicts committee its applicable duties and the legal framework in which to consider the proposed transaction. Representatives of TPH then joined the meeting. Representatives of Bracewell & Giuliani summarized the material terms of the merger agreement and related agreements. TPH presented its final financial analyses of the proposed transaction, noting that the materials and financial analyses were substantially equivalent to those most recently presented to the conflicts committee, updated for developments since the prior materials. TPH also delivered its oral opinion, which opinion was later confirmed by delivery of its written opinion dated as of such date, that, based on and subject to the assumptions and limitations set forth therein, the merger consideration to be paid to the unaffiliated QRE common unitholders was fair, from a financial point of view, to such holders. After hearing from their advisors and review and discussion by the conflicts committee, the conflicts committee unanimously determined that the merger agreement and related documents to be entered into by QRE in connection therewith were fair and reasonable to, and advisable to and in the best interests of, QRE and the unaffiliated QRE common unitholders, approved the merger agreement and the merger and recommended approval by the QRE GP board of directors. In providing its approval, the conflicts committee intended such approval to constitute special approval for purposes of the QRE partnership agreement and the conflicts committee approval contemplated under the definition of “Change of Control.”

Promptly following the conflicts committee meeting, the QRE GP board of directors held a telephonic meeting. Representatives of Vinson & Elkins presented a summary of the key terms of the merger agreement and related agreements and reminded the board of its applicable duties. Representatives of Greenhill next presented the basis for its fairness opinion, and delivered to the QRE GP board of directors its view that the consideration payable to the holders of outstanding QRE common units and Class B units was fair, from a financial point of view. QRE GP’s Compensation Committee presented its recommendation for the determination of the final valuation of performance units under the QRE long-term incentive plan. The conflicts committee then reported its determination that the merger agreement was fair and advisable to and in the best interests of QRE and its unaffiliated unitholders, its approval of the same and recommended that the QRE GP board of directors approve the merger. Following a discussion, the QRE GP board of directors voted unanimously to approve the merger. The QRE GP board of directors also voted unanimously to approve the Compensation Committee’s recommendation for the treatment of performance units upon closing of the merger.

Early in the morning of July 24, 2014, the parties issued a joint press release announcing the merger. Each party also separately issued a press release reporting its respective second quarter earnings.

QRE’s Reasons for the Merger; Recommendation of QRE GP’s Board of Directors

On July 23, 2014, the QRE GP board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement were in the best interests of QRE and its unitholders, declared it advisable to enter into the merger agreement and approved the execution, delivery and performance of the merger agreement and the transactions contemplated thereby. The QRE GP board of directors unanimously recommends that the QRE unitholders vote “FOR” the proposal to adopt the merger agreement and the transactions contemplated thereby at the QRE special meeting.

The QRE GP board of directors considered many factors in making its determination and approval of the merger. The QRE GP board of directors consulted with QRE’s management, legal and financial advisors and with outside legal counsel regarding its obligations, legal due diligence matters and the terms of the merger agreement, and viewed the following factors as being generally positive or favorable in coming to its determination and related recommendation:

•	The aggregate value and composition of the consideration to be received in the merger by holders of QRE common units, Class B units and Class C units.

•	The Exchange Ratio of 0.9856 of a Breitburn common unit for each QRE common unit in the merger represents a premium of approximately 19% above the $18.87 closing price of QRE common units on July 23, 2014 (the last trading date before the execution of the merger agreement), and a premium of approximately 18% based on the average of the closing prices of each partnership’s units over the 30 trading days ended July 23, 2014.

•	Following the merger, QRE unitholders will have the opportunity as equity holders to participate in the value of the combined entity following the merger, including the future growth and expected synergies.

•	That, pursuant to the merger agreement, Breitburn agreed, subject to the Breitburn partnership agreement and Delaware law, to increase its monthly distributions to holders of Breitburn units to at least $0.1733 per unit effective as of the first full calendar month following the consummation of the merger.

•	The QRE GP board of directors’ belief that the combined entity offered better prospects for distribution growth than did QRE.

•	The QRE GP board of directors’ belief that the aggregate interest of former QRE common unitholders in the combined entity would be greater than the portion of the combined entity’s distributable cash flow in 2015 and 2016 and net asset value brought to the combined entity by QRE and that the pro forma distribution coverage ratio would be higher than QRE’s standalone coverage ratio.

•	The QRE GP board of directors’ belief that distributable cash flow attributable to the unaffiliated QRE common unitholders would be higher in the combined entity.

•	That the merger would increase the combined entity’s asset diversification and its ability to optimize maintenance capital through enhanced capital efficiency, as compared to QRE as a stand-alone entity prior to the merger.

•	Uncertainties regarding QRE unitholder value that might result from other alternatives available to QRE, including the alternative of entering into a transaction with another third party or remaining an independent public limited partnership, in each case, considering the potential for QRE unitholders to share in any future earnings growth of QRE’s businesses and continued costs, as well as the risks and uncertainties associated with its business plans or any alternative thereto and the ability to achieve a higher valuation than the proposed transactions.

•	The belief of the QRE GP board of directors in the shared core values of the two entities, including a shared engineering-centric management culture which is advantageous for the upstream MLP framework.

•	That the merger would improve the cost of capital and expand the scale, operational diversity and geographic footprint.

•	QRE management’s and Breitburn management’s identification of significant operational, general and administrative and financing synergies and the fact that QRE unitholders would benefit from any achieved synergies by becoming Breitburn unitholders.

•	The fact that in the absence of a transaction, significant future payment increases would be required with respect to the QRE Class C units beginning in the first quarter of 2015.

•	The support of the merger by Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP, Black Diamond Resources, LLC, QR Holdings (QRE), LLC and QR Energy Holdings, LLC, as evidenced by their execution of the Transaction, Voting and Support Agreement.

•	The unanimous approval of the merger agreement and the related agreements, and recommendation of the merger and the related transactions, by the conflicts committee, and the granting by the conflicts committee of (i) “Special Approval” for purposes of the QRE partnership agreement and (ii) the approval contemplated under the definition of “Change of Control” in the QRE partnership agreement.

•	The financial presentation and analysis of Greenhill presented to the QRE GP board of directors at the meeting held on July 23, 2013 and the oral opinion of that firm delivered to the QRE GP board of directors on that date, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the limitations and assumptions stated in its opinion, the unit consideration received by the holders of QRE common units and QRE Class B units pursuant to the merger agreement was fair, from a financial point of view, to such holders taken as a whole as more fully described in the section entitled “—Opinion of the Financial Advisor to the QRE GP Board of Directors.”

•	Breitburn’s business, assets, financial condition, results of operations, business plan and prospects, including the size and scale of the combined partnership and the expected pro forma effect of the proposed transactions on the combined partnership.

•	That the merger agreement has no financing condition and the belief of the QRE GP board of directors, following consultation with QRE’s financial advisor, that Breitburn would be able to pay the cash portion of the merger consideration payable to holders of QRE Class C units.

•	The review by the QRE GP board of directors with its legal and financial advisors of the structure of the proposed merger and the financial and other terms of the merger agreement, including Breitburn’s representations, warranties and covenants, the conditions to its obligations and the termination provisions, as well as the likelihood of consummation of the proposed merger and the QRE GP board of directors’ evaluation of the likely time period necessary to close the merger.

•	That, for U.S. federal income tax purposes, the merger is expected to be tax free to QRE and tax free to the holders of QRE common units (except to the extent of cash received in lieu of fractional Breitburn units or any other actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code).

•	That no vote of the Breitburn common unitholders would be required to approve the merger.

•	That QRE and Breitburn undertook extensive negotiations, resulting in increased merger consideration for QRE unitholders and the revision of terms in the merger agreement more favorable to QRE and its unitholders than initially proposed by Breitburn.

•	The belief of the QRE GP board of directors, following consultation with QRE’s financial advisor, that it was unlikely that an alternative bidder could offer QRE unitholders better terms and consideration than offered by Breitburn in the merger.

•	The nature of the closing conditions included in the merger agreement, including the exceptions to the events that would constitute a material adverse effect on QRE or Breitburn for purposes of the agreement.

•	That the merger agreement requires Breitburn to use reasonable best efforts to obtain approvals of applicable antitrust and competition authorities.

The QRE GP board of directors also considered the following specific aspects of the merger agreement:

•	QRE’s right to engage in negotiations with, and provide information to, a third party making an unsolicited written acquisition proposal, if the QRE GP board of directors determines in good faith, after consultation with its legal and financial advisors, that such proposal constitutes or would reasonably be expected to lead to or result in a transaction that is superior to the proposed transactions with Breitburn.

•	The right of the QRE GP board of directors to change its recommendation in favor of adoption of the merger and/or terminate the merger agreement in order to accept a superior proposal, subject to certain conditions (including considering any adjustments to the merger agreement proposed by Breitburn and payment to Breitburn of an approximately $64.9 million breakup fee).

•	The right of the QRE GP board of directors to change its recommendation in favor of the adoption of the merger agreement, subject to certain conditions, if, in response to a material event that arises after the date of the merger agreement, the QRE GP board of directors determines in good faith after consultation with outside counsel, that the failure to take such action would be inconsistent with its duties under applicable Delaware law, the QRE partnership agreement or the QRE GP company agreement.

•	That the breakup fee of approximately $64.9 million, or the expense reimbursement up to approximately $16.4 million, in each case payable by QRE to Breitburn under the circumstances specified in the merger agreement, were not unreasonable in the judgment of the QRE GP board of directors after consultation with its legal and financial advisors.

•	That the restrictions contemplated by the merger agreement on QRE’s actions between the date of the merger agreement and the effective time of the merger are not, in the judgment of the QRE GP board of directors, unreasonable.

•	That QRE unitholder approval is a condition to consummation of the transactions.

The QRE GP board of directors considered the following factors to be generally negative or unfavorable in making its determination and approval:

•	That because the merger consideration is a fixed exchange ratio, QRE unitholders could be adversely affected by a decrease in the trading price of Breitburn common units during the pendency of the transactions and the fact that the merger agreement does not provide QRE with a value-based termination right or other similar protection.

•	That, while the transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the transactions will be satisfied or waived, and as a result, it is possible that the transactions might not be completed even if approved by QRE’s unitholders.

•	That Breitburn is relying on its cash on hand and available borrowing to fund the cash portion of the merger consideration payable to the holders of QRE Class C units, and, while there is no financing condition in the merger agreement, Breitburn could fail to have sufficient cash to meet its obligations upon closing of the merger.

•	That the merger agreement contains restrictions (subject to specific exceptions) on the conduct of QRE’s business prior to completion of the proposed transactions, including requiring QRE to conduct its business only in the ordinary course, which could delay or prevent QRE from undertaking business opportunities that may arise pending completion of the transactions and could negatively affect QRE’s ability to attract and retain employees, customers and vendors.

•	That the merger agreement imposes limitations on QRE’s ability to solicit alternative transactions or terminate the merger agreement.

•	That, if the merger agreement is terminated under certain circumstances, QRE would be required to pay an approximate $64.9 million breakup fee or to reimburse Breitburn for its expenses up to approximately $16.4 million.

•	The risk that the merger will be delayed or will not be completed, including the risk that the affirmative vote of QRE unitholders or the required regulatory approvals may not be obtained, as well as the potential loss of value to QRE’s unitholders and the potential negative impact on the operations and prospects of QRE if the merger were delayed or were not completed for any reason.

•	The transaction costs to be incurred in connection with the proposed transactions.

•	Risks of the type and nature described under the section titled “Risk Factors.”

The QRE GP board of directors considered all of these factors as a whole and, on balance, concluded that the factors supported a determination to adopt the merger agreement. In view of the wide variety of factors considered by the QRE GP board of directors in connection with its evaluation of the proposed transactions and the complexity of these matters, the QRE GP board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The QRE GP board of directors evaluated the factors described above, among others, and reached a consensus that the proposed transactions were advisable to and in the best interests of QRE and its unitholders. In considering the factors described above and any other factors, individual members of the QRE GP board of directors may have viewed factors differently or given different weight or merit to different factors. The foregoing discussion of the information and factors considered by the QRE GP board of directors is not exhaustive.

In considering the recommendation of the QRE GP board of directors that the QRE unitholders vote to adopt the merger agreement, QRE unitholders should be aware that the executive officers and directors, and the holders of Class B units and Class C units, of QRE may have certain interests in the proposed transactions that may be different from, or in addition to, the interests of QRE unitholders generally. The QRE GP board of directors was aware of these interests and considered them when approving the merger agreement and recommending that QRE unitholders vote to adopt the merger agreement. See “—Interests of Directors and Executive Officers of QRE GP in the Merger.”

The Conflicts Committee’s Reasons for the Merger; Recommendation of the Conflicts Committee

The conflicts committee considered many factors in making its determination and approval of the merger. The committee consulted with its financial and legal advisors and viewed the following factors as being generally positive or favorable in coming to its determination and related recommendation to the QRE board of directors:

•	The exchange ratio of 0.9856 of a Breitburn common unit for each QRE common unit in the merger represents a premium of approximately 19% above the $18.87 closing price of QRE common units on July 23, 2014, based on the $22.81 closing price of Breitburn common units on July 23, 2014 (the last trading day before the announcement of the merger agreement and the date on which the conflicts committee approved the merger agreement), and a premium of approximately 18% based on the average of the closing prices of QRE common units over the 30 trading days ended July 23, 2014.

•	Breitburn’s agreement, subject to the Breitburn partnership agreement and Delaware law, to increase its monthly distribution following the closing of the merger to $0.1733 per common unit, which based on the exchange ratio, increases the distributions compared to what a QRE common unitholder would receive from QRE as a standalone entity.

•	The financial analysis presented on July 23, 2014 by TPH, as financial advisor to the conflicts committee, and the oral opinion of TPH delivered to the conflicts committee on July 23, 2014 and subsequently confirmed in writing, that, based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the unaffiliated QRE common unitholders.

•	That potential recipients of the Contingent Class B units agreed to forfeit between 4,804,117 and 5,283,992 of the Contingent Class B units (based on the number of QRE Performance units that vest as a result of the merger) otherwise issuable to them in connection with the merger in order to increase the aggregate merger consideration and other economic benefits to be received by unaffiliated QRE common unitholders.

•	That, in receiving Breitburn common units in the merger, the unaffiliated QRE common unitholders will be provided an opportunity to participate in the upside of a combined entity that, among other things, will be capable of pursuing larger and more meaningful growth opportunities than could have been pursued by QRE alone, and will participate in the increased scale, quality and diversification of the assets and operations of the combined entity compared to QRE as a standalone entity.

•	The premium to be received by the unaffiliated QRE common unitholders, who receive Breitburn common units in the merger, is greater than the value ascribed to the premium to be received by holders of QRE Class C units, who will receive cash in the merger.

•	That, in reviewing the trading history of QRE common units, the $22.48 per common unit implied by the exchange ratio was greater than any closing price of QRE common units since April 2012.

•	The conflicts committee’s belief that the combined entity offered better prospects for distribution growth than did QRE.

•	In the merger, QRE common unitholders will receive Breitburn common units, which have more liquidity than QRE common units because of the larger average daily trading volume and public float of Breitburn common units.

•	The potential synergies of $23 million from combining the operations of QRE and Breitburn, including decreased general and administrative expenses, according to estimates provided by management, as well as the elimination of the fees QRE currently pays Quantum Resources Management, LLC (“QRM”) pursuant to that certain Services Agreement between QRE GP and QRM.

•	That the conflicts committee viewed the exchange ratio as fair in light of its perception that future significant payments would be required with respect to the Class C units and that QRE would continue to incur future general and administrative cost allocations related to the holders of the Class C units (comprised of Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC) (collectively, the “Fund Unitholders”), thus reducing its future ability to maintain its current level of cash distributions.

•	The conflicts committee’s belief that distributable cash flow attributable to the unaffiliated QRE common unitholders would be higher in the combined entity.

•	The conflicts committee’s belief that the combined entity’s common units would continue to trade at a lower yield than QRE’s, contributing to a lower cost of capital than for QRE on a standalone basis.

•	The conflicts committee’s belief that the aggregate interest of QRE common unitholders in the combined entity would be greater than the portion of the combined entity’s distributable cash flow in 2015 and 2016 and net asset value brought to the combined entity by QRE and that the pro forma distribution coverage ratio would be higher than QRE’s standalone coverage ratio.

•	Through negotiation, QRE was able to increase by 4% the number of units offered by Breitburn from what Breitburn proposed on May 12, 2014.

•	The belief of the conflicts committee that the merger consideration represented the highest consideration that could be obtained from a potential business combination transaction with Breitburn, that the merger was more favorable to the unaffiliated QRE common unitholders than continuing to hold their common units, and that the merger presents the best available opportunity to maximize value for the unaffiliated QRE common unitholders.

•	The conflicts committee’s belief that no potential buyers for QRE would pay more than Breitburn, based in part on the fact that QRE solicited indications of interests from the 6 upstream MLPs that QRE believed were large enough to acquire QRE, four of which declined to participate, and of the two who made indications of interest, only Breitburn’s offer was high enough to justify further meaningful discussion.

•	The terms and conditions of the merger agreement allow QRE to continue to pay its regular monthly distribution of $0.1625 per unit prior to the consummation of the merger and provide that if the record date of an unpaid QRE monthly distribution is prior to the closing, that distribution will nevertheless be paid to former QRE common unitholders on the scheduled payment date.

•	The merger consideration to be received by unaffiliated QRE common unitholders would be tax-free, except to the extent of any cash received in lieu of fractional units.

•	The conflicts committee’s belief that it was fully informed of the extent to which interests of management and other members of the QRE Board in the merger differed from those of unaffiliated QRE common unitholders.

In the course of reaching the determinations and decisions and making the recommendation described above, the conflicts committee also considered the following factors related to procedural safeguards that the conflicts committee believes were and are present to help assure the fairness of the merger agreement and the merger and to permit the conflicts committee to represent the unaffiliated QRE common unitholders, each of which factors the conflicts committee believed supported its decision and provided assurance of the fairness of the merger to the unaffiliated QRE common unitholders:

•	That the conflicts committee consists solely of directors who are not officers, employees or controlling unitholders of QRE, or otherwise affiliated with the Fund Unitholders or members of their management.

•	That the compensation of the conflicts committee members was in no way contingent on their approving the merger agreement and taking other actions described in this proxy statement/prospectus.

•	That the members of the conflicts committee would not personally benefit from completion of the merger in a manner different from unaffiliated QRE common unitholders.

•	The conflicts committee retained its own financial and legal advisors with knowledge and experience with respect to MLP’s, public merger and acquisition transactions, and with respect to Breitburn’s and QRE’s industry.

•	That the conflicts committee had no obligation to recommend any transaction.

•	That any significant actions to be taken and decisions to be made by QRE and its board under the merger agreement would be determined by the conflicts committee.

•	The merger agreement affords QRE’s board flexibility to consider, evaluate and accept superior proposals prior to approval of the merger agreement by QRE unitholders as follows:

•	the QRE GP board of directors is permitted, subject to certain limitations, to participate in discussions or negotiations with, or provide non-public information to, any person in response to an unsolicited written acquisition proposal for QRE, if the QRE GP board of directors determines, after consultation with outside legal counsel and financial advisors, that such acquisition proposal constitutes, or could reasonably be expected to lead to or result in, a financially superior proposal;

•	the QRE GP board of directors is permitted, subject to certain limitations, to terminate the merger agreement to enter into an alternative transaction that is a financially superior proposal, subject to the payment of a termination fee to Breitburn of approximately $64.9 million;

•	the QRE GP board of directors is permitted, subject to certain limitations, to change its recommendation to unitholders with respect to the merger in response to an intervening event (as that term is defined in the merger agreement), subject to the payment of a termination fee to Breitburn of approximately $64.9 million if Breitburn terminates the merger agreement because of the change in recommendation;

•	the QRE GP board of directors is permitted, subject to certain limitations, to take, and disclose to unitholders, a position with respect to any tender or exchange offer by a third party; and

•	the conflicts committee’s belief that the termination fee of approximately $64.9 million payable to Breitburn in specified circumstances is reasonable and would not be likely to preclude another party that is so inclined from making a superior proposal.

•	That without the consent of at least two members of the conflicts committee, neither QRE nor QRE GP would be able to eliminate the conflicts committee, revoke or diminish its authority or remove or cause the removal of any director that is a member of the conflicts committee.

The conflicts committee considered the following factors to be generally negative or unfavorable in making its determination and approval:

•	At the time the exchange ratio was fixed, QRE was aware that Breitburn expected to announce (i) second quarter 2014 EDITDA approximately 10% below its internal budget and approximately 6% below the average consensus expectation of analysts, (ii) year to date production that was below budget, (iii) higher capital expenditures associated with acceleration/increased activity in Texas and (iv) greater than expected downtime in Florida and California.

•	That as a result of the second quarter 2014 announcement, the trading price in Breitburn units might be depressed (though it was anticipated to be short-lived if it occurred), which among other things would negatively impact the premium for QRE common units implied by the exchange ratio and the Breitburn unit distribution coverage ratio.

•	That QRE common unitholders are not entitled to appraisal rights in connection with the merger.

•	Certain members of management and QRE GP board of directors members, including those affiliated with the Fund Unitholders and the potential recipients of the Contingent Class B units, may have interests that are different from or in addition to those of the unaffiliated QRE common unitholders.

•	The merger agreement’s limitations on QRE’s ability to solicit or knowingly encourage other offers, and the conditions it places on QRE’s ability to negotiate or discuss alternative proposals with third parties, to change the recommendation of the QRE GP board of directors that QRE common unitholders vote to approve the merger agreement or to terminate the merger agreement to accept a superior proposal.

•	That QRE is generally required to give Breitburn notice of any third party acquisition proposal, and provide Breitburn with three business days’ notice and negotiate in good faith with Breitburn before the QRE GP board of directors changes its recommendation that QRE common unitholders vote to approve the merger agreement and/or to terminate the merger agreement to accept a superior proposal.

•	The trading price of Breitburn common units at the time the merger was approved was at its highest price in the past few years.

•	The merger agreement restricts the conduct of QRE’s business prior to the completion of the merger, which may delay or prevent QRE from pursuing business opportunities that may arise pending completion of the merger.

•	The risks and costs to QRE if the merger does not close, including the diversion of management and employee attention, the impact on employee morale and potential employee attrition and the potential effect on business relationships, as well as the possibility that failure to close the merger could negatively impact the trading price of QRE common units.

•	The conflicts committee did not conduct an auction process for the acquisition of QRE or of the QRE common units held by the unaffiliated QRE common unitholders, though QRE solicited indications of interest from the six upstream MLPs that QRE believed were large enough to acquire QRE.

•	Because the merger agreement can be approved by holders of a majority of the outstanding QRE units, and unitholders affiliated with the Fund Unitholders or the recipients of the Contingent Class B units in aggregate own 37% of the outstanding QRE common units and have entered into the support agreement with Breitburn to vote in favor of the merger proposal, the affirmative vote of unaffiliated QRE common unitholders holding only approximately 13% of outstanding QRE units is needed to approve the merger proposal.

•	There is risk that the potential benefits sought in the merger might not be fully realized.

•	Breitburn’s obligation to consummate the merger is subject to some conditions that are outside of QRE’s control.

•	There is risk that the merger might not be completed in a timely manner, or that the merger might not be consummated at all as a result of a failure to satisfy the conditions contained in the merger agreement, and a failure to complete the merger could negatively affect the trading price of the QRE common units.

•	QRE has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed merger, whether or not the merger is completed.

•	The possibility that, under certain circumstances, QRE will be obligated to pay Breitburn the approximate $64.9 million termination fee or reimburse up to $16.4 million of Breitburn’s expenses.

•	The risks of the type and nature described under the heading “Risk Factors” in the QRE Annual Report on Form 10-K for the year ended December 31, 2013. See “Where You Can Find More Information.”

•	Risks of the type and nature described under the section titled “Risk Factors.”

The conflicts committee considered all of these factors as a whole and, on balance, concluded that they supported the determination to approve the merger agreement. The foregoing discussion of the information and factors considered by the conflicts committee includes the material factors considered, but is not exhaustive. In view of the wide variety of factors considered by the conflicts committee in connection with its evaluation of the proposed merger and the complexity of these matters, the conflicts committee did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The conflicts committee evaluated the factors described above, among others, and reached a consensus that the proposed transaction is fair to, advisable to and in the best interest of QRE and the unaffiliated QRE common unitholders. Accordingly, the conflicts committee unanimously approved the merger agreement and recommended to the full QRE GP board of directors that it approve the merger agreement. In considering the factors described above and any other factors, individual members of the conflicts committee may have viewed factors differently or given different weight or merit to different factors. The conflicts committee approved and recommended the merger to the QRE GP board of directors based on the totality of the information presented to and considered by it.

In considering the approval of the merger agreement by the conflicts committee and its recommendation to the QRE Board, you should be aware that certain of QRE GP’s executive officers and directors may have had interests in the proposed transaction that may be different from, or in addition to, the interests of QRE unitholders generally. The conflicts committee was aware of these interests and considered them when approving the merger agreement. See “—Interests of Directors and Executive Officers of QRE GP in the Merger”.

Opinion of the Financial Advisor to the QRE GP Board of Directors

Greenhill acted as financial advisor to the QRE GP board of directors in connection with the proposed merger. On July 23, 2014, Greenhill delivered its oral opinion, subsequently confirmed in writing, to the QRE GP board of directors that, as of the date of the opinion and based upon and subject to the limitations and assumptions stated in its opinion, the proposed aggregate unit consideration to be received by the holders of QRE common units and QRE Class B units pursuant to the merger agreement is fair, from a financial point of view, to such holders taken as a whole.

The full text of Greenhill’s written opinion dated July 23, 2014, which contains the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The summary of Greenhill’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are urged to read the opinion in its entirety.

In arriving at its opinion, Greenhill, among other things:

•	reviewed the draft of the merger agreement dated as of July 23, 2014 and certain related documents;

•	reviewed certain publicly available financial statements of each of QRE and Breitburn that it deemed relevant;

•	reviewed certain other publicly available business, operating and financial information relating to each of QRE and Breitburn that it deemed relevant;

•	reviewed certain information, including financial forecasts and other financial and operating data concerning each of QRE and Breitburn, prepared by the management of each of QRE and Breitburn, respectively;

•	reviewed certain estimates of QRE’s oil and gas reserves, including (i) estimates as of December 31, 2013 prepared by Netherland, Sewell & Associates, Inc. (“QRE Consultant Estimates”) and (ii) estimates of proved, probable and possible reserves as of April 1, 2014 prepared by QRE management (the “QRE 3P Database”);

•	reviewed certain estimates of Breitburn’s oil and gas reserves, including (i) estimates as of December 31, 2013 prepared by Cawley, Gillespie & Associates, Inc., Netherland, Sewell & Associates, Inc. and Schlumberger Technology Corporation (“Breitburn Consultant Estimates”), (ii) estimates of proved, probable and possible reserves as of April 1, 2014 prepared by Breitburn management (“Breitburn Internal Estimates”), and (iii) estimates of proved, probable and possible reserves as of April 1, 2014 prepared by QRE management (the “Breitburn 3P Database”);

•	discussed the past and present operations and financial condition and the prospects of QRE with senior executives of QRE;

•	discussed the past and present operations and financial condition and the prospects of Breitburn with senior executives of Breitburn;

•	reviewed certain information regarding the amount and timing of potential cost efficiencies and financial benefits anticipated from the merger (“Synergies”) prepared by management of QRE;

•	compared QRE’s ownership in the pro forma combined entity with the relative contribution of QRE to the pro forma combined entity based upon a number of metrics that it deemed relevant, which relative contribution metrics were then used to derive an exchange ratio range which was compared to the exchange ratio implied by the unit consideration to be issued pursuant to the merger agreement;

•	derived a net asset value range for both QRE and Breitburn by discounting future cash flows provided, respectively, from the QRE 3P Database and Breitburn 3P Database at discount rates it deemed appropriate, and used the net asset value ranges to derive an exchange ratio range which was compared to the exchange ratio implied by the unit consideration to be issued pursuant to the merger agreement;

•	derived a relevant premium range from a list of historical transactions to compute an exchange ratio range which was then compared to the exchange ratio implied by the unit consideration to be issued pursuant to the merger agreement;

•	derived a unit value range based on the trading valuations of certain publicly traded partnerships in the oil and gas exploration and production sector for both QRE and Breitburn, and used these unit value ranges to derive an exchange ratio range which was compared to the exchange ratio implied by the unit consideration to be issued pursuant to the merger agreement;

•	reviewed the historical exchange ratio based upon the closing trading prices of the units for both QRE and Breitburn over several time periods, and compared those to the exchange ratio implied by the unit consideration to be issued pursuant to the merger agreement;

•	reviewed the range of Wall Street analyst price targets for both QRE and Breitburn, and used such price targets to derive an exchange ratio range which was compared to the exchange ratio implied by the unit consideration to be issued pursuant to the merger agreement;

•	participated in discussions and negotiations among representatives of QRE and its legal advisors and representatives of Breitburn and its legal and financial advisors; and

•	performed such other analyses and considered such other factors as it deemed appropriate.

Greenhill’s advisory services and opinion were provided for the information and assistance of the QRE GP board of directors in connection with its consideration of the proposed merger and the unit consideration and the opinion was not a recommendation to the members of the QRE GP board of directors as to whether they should approve the merger or the merger agreement nor does it constitute a recommendation as to how any holders of QRE common units, QRE Class B units or QRE Class C units should vote with respect to any matter relating to the merger or merger agreement. Greenhill was not requested to opine as to, and its opinion does not in any manner address, the relative merits of the proposed merger as compared to other business strategies or transactions that might have been available to QRE or QRE’s underlying business decision to proceed with or effect the proposed merger. Its opinion addresses only the fairness, from a financial point of view, to the holders of QRE common units and QRE Class B units of the aggregate unit consideration to be received by such holders taken as a whole pursuant to the merger agreement and does not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Specifically, Greenhill did not analyze or compare, and its opinion does not address the consideration to be received by holders of QRE common units, QRE Class B units, QRE Class C units and Contingent Class B units on a relative basis, including, without limitation (i) the allocation of the consideration among the holders of QRE common units, QRE Class B units and QRE Class C units, (ii) the determination or amount of the cash consideration payable to the holders of QRE Class C units, (iii) the Class B Unit Adjustment (as defined below), or (iv) the allocation of the unit consideration between the holders of QRE common units and QRE Class B units. Greenhill’s opinion did not address in any manner the price at which Breitburn units will trade at any future time.

In conducting its review and analysis and rendering its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to it by representatives and management of QRE and Breitburn for the purposes of this opinion and have further relied upon the assurances of the representatives and management of QRE and Breitburn, as applicable, that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts, estimates, projections, Synergies and other data that have been furnished or otherwise provided to it, Greenhill has assumed that such forecasts, estimates, projections, Synergies and other data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of QRE and Breitburn, as applicable, as to those matters, and it has relied upon such forecasts, estimates, projections and data in arriving at its opinion; provided, however, that it has not taken into account the Synergies in arriving at its opinion. With respect to the estimates of oil and gas reserves of QRE and Breitburn, including, without limitation, the QRE Consultant Estimates, QRE 3P Database, Breitburn Consultant Estimates, Breitburn Internal Estimates and Breitburn 3P Database, Greenhill has assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management and staff of QRE and Breitburn and their respective independent reserve engineers, as applicable, relating to the oil and gas properties of QRE and Breitburn, respectively, and it has relied upon such estimates in arriving at its opinion. Greenhill expresses no opinion with respect to any such forecasts, estimates, projections, Synergies or other data or the assumptions upon which they are based. It has not made any independent valuation or appraisal of the assets or liabilities of QRE or Breitburn, nor has it been furnished with any such appraisals.

Greenhill expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of QRE, or any class of such persons relative to the consideration to be received by the holders of QRE common units, QRE Class B units or QRE Class C units in the merger or with respect to the fairness of any such compensation. Greenhill also expressed no opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and assumed that opinions, counsel and interpretations regarding such matters have been or will be obtained from the appropriate professional sources.

Greenhill assumed, with the consent from the QRE GP board of directors, that: (i) the merger will be treated as a tax-free reorganization for federal income tax purposes; (ii) the merger will be consummated in accordance with the terms set forth in the final, executed merger agreement, which it further assumed was identical in all material respects to the latest draft thereof it reviewed, and without waiver of any material terms or conditions set forth in the merger agreement; (iii) all material governmental, regulatory and other consents and approvals necessary for the consummation of the merger will be obtained without any effect on QRE, Breitburn, the merger or the contemplated benefits of the merger meaningful to its analysis; (iv) the payment of the cash consideration and the unit consideration pursuant to the merger agreement will comply with the terms of the QRE partnership agreement and the terms of the relevant securities; and (v) that only 6,748,067 Contingent Class B units will vest and be issued immediately prior to the effective time pursuant to the merger agreement and all other Contingent Class B units will be forfeited and waived (the “Class B Unit Adjustment”), and that such Class B Unit Adjustment will comply with the terms of the QRE partnership agreement, the terms of the relevant securities and the waiver letter agreements executed and delivered by QRE and each of QR Energy Holdings, LLC and QR Holdings (QRE), LLC in connection with the merger agreement. Its opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and Greenhill does not have any obligation to update, revise, or reaffirm this opinion.

The following is a summary of the material financial and comparative analyses provided by Greenhill to the QRE GP board of directors in connection with rendering its opinion described above. The summary set forth below does not purport to be a complete description of the analyses performed by Greenhill, nor does the order of analyses described represent relative importance or weight given to those analyses by Greenhill. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are not alone a complete description of Greenhill’s analyses.

The proposed unit consideration is 0.9856 Breitburn units per QRE common unit and Class B unit (the “Proposed Exchange Ratio”). Based on Breitburn’s closing unit price of $22.81 per unit as reported on the NASDAQ on July 23, 2014, Greenhill calculated the implied value of the unit consideration to be $22.48 per QRE common unit and QRE Class B unit (0.9856 x $22.81). In the analyses, “Implied Exchange Ratio” means an exchange ratio derived by dividing the unit price of QRE implied by the various analyses outlined below by Breitburn’s unit price implied by the same analyses as of or for a period ending on the close of business on July 23, 2014.

Contribution Analysis of QRE and Breitburn

Greenhill examined the implied contribution of each of QRE and Breitburn to the combined entity’s estimated distributable cash flows and EBITDA for the years 2015 and 2016, in each case using projections derived from QRE’s management forecast (see “—Unaudited Prospective Financial and Operating Information of QRE”). In the analysis, “Implied Leverage Adjusted Exchange Ratio” means the Implied Exchange Ratio as defined above, adjusted for the relative leverage contributed by each of QRE and Breitburn. In Greenhill’s judgment, these are the two most relevant financial metrics for a business combination transaction involving upstream oil & gas MLPs. The following tables set forth the results of this analysis:

Metric	Contribution from Breitburn	Contribution from QR Energy	Implied Leverage Adjusted Exchange Ratio
2015E Distr. Cash Flow	65%	35%	0.8770x
2016E Distr. Cash Flow	64%	36%	0.9156x

Metric	Contribution from Breitburn	Contribution from QR Energy	Implied Exchange Ratio
2015E EBITDA	64%	36%	0.7983x
2016E EBITDA	63%	37%	0.8437x

Greenhill also examined the implied contribution of each of QRE and Breitburn to the combined entity’s risked 3P reserve PV-8 as of April 1, 2014, risked PDP reserve PV-8 as of April 1, 2014, estimated production (assuming 6:1 oil-to-gas energy equivalent ratio) for the years 2015 and 2016, and proved reserve volumes (assuming 6:1 oil-to-gas energy equivalent ratio) as of December 31, 2013. Estimated production for both QRE and Breitburn was derived from QRE management estimates, as were risked PDP and 3P reserve volumes and PV-8 estimates (see “—Unaudited Prospective Financial and Operating Information of QRE”). Proved reserve volumes as of December 31, 2013 were derived from Form 10-K filings by Breitburn and QRE. In Greenhill’s judgment, these are the most relevant operational metrics for a business combination transaction involving upstream oil & gas MLPs. The following table sets forth the results of this analysis:

Metric	Contribution from Breitburn	Contribution from QR Energy	Implied Leverage Adjusted Exchange Ratio
Risked 3P PV-8	64%	36%	0.7981x
Risked PDP PV-8	63%	37%	0.8931x
2015E Production (6:1)	64%	36%	0.7993x
2016E Production (6:1)	64%	36%	0.8188x
2013 YE Proved Reserve Volumes (6:1)	65%	35%	0.7146x

Combining the results of both the financial contribution metrics and the operational contribution metrics gives an implied exchange ratio range of 0.7146x to 0.9156x, which translates into an implied unit value range of $16.30 to $20.89 per QRE unit based upon Breitburn’s closing price of $22.81 on July 23, 2014. These metrics were compared to the Proposed Exchange Ratio of 0.9856x and the implied value of the unit consideration of $22.48 per QRE unit.

NAV Analysis of QR Energy and Breitburn

Greenhill examined the 3P Net Asset Value per unit of each of QRE and Breitburn, in each case using projections derived from QRE’s management forecast (see “—Unaudited Prospective Financial and Operating Information of QRE”). In Greenhill’s judgment, this analysis is a valuable long-term evaluation metric for a business combination transaction involving upstream oil & gas MLPs. The following table sets forth the results of this analysis:

Metric	Implied Breitburn NAV/Unit	Implied QR Energy NAV/Unit	Implied Exchange Ratio
Risked 3P PV-8	$14.00	$9.91	0.7077x
Risked 3P PV-6	$18.63	$14.44	0.7752x

These results provide an implied exchange ratio range of 0.7077x to 0.7752x, which translates into an implied value range of $16.14 to $17.68 per QRE unit based upon Breitburn’s closing price of $22.81 on July 23, 2014. These metrics were compared to the Proposed Exchange Ratio of 0.9856x and the implied value of the unit consideration of $22.48 per QRE unit.

Comparable Company Analyses

Greenhill examined the trading valuations of certain publicly traded partnerships in the oil and gas exploration and production sector and derived a unit value range for each of QRE and Breitburn. The upstream MLP companies included in the analysis are as follows:

•	Linn Energy, LLC

•	Vanguard Natural Resources, LLC

•	Legacy Reserves LP

•	Mid-Con Energy Partners LP

•	EV Energy Partners, L.P.

•	Memorial Production Partners LP

•	LRR Energy, L.P.

•	Atlas Resource Partners, LP

•	New Source Energy Partners LP

For each of the companies selected, Greenhill reviewed the ratio of enterprise value, or EV, which was calculated as equity value based on closing stock prices on July 23, 2014, plus book value of debt, less cash and cash equivalents, as a multiple of estimated EBITDA in calendar year 2015, and as a multiple of 2013 SEC PV-10. The EBITDA forecasts were derived from Wall Street consensus estimates and the PV-10 estimates were prepared by Netherland, Sewell & Associates, Inc. in the case of QRE, and Cawley, Gillespie & Associates, Inc., Netherland, Sewell & Associates, Inc. and Schlumberger Technology Corporation in the case of Breitburn. These figures were subsequently adjusted for acquisitions that had been made between January 1, 2014 and July 23, 2014. The following table sets forth the results of this analysis:

	EV/2015E EBITDA	EV/SEC PV-10
Linn Energy	9.0x	1.6x
Vanguard Natural Resources	8.9x	1.8x
Legacy Reserves	8.8x	1.9x
Mid-Con Energy Partners	8.6x	1.5x
EV Energy Partners	8.6x	2.8x
Memorial Production Partners	8.6x	1.3x
LRR Energy	7.6x	1.9x
Atlas Resource Partners	7.1x	1.8x
New Source Energy Partners	6.7x	2.3x

Following these analyses, Greenhill applied certain forward-looking comparable company trading multiples to Wall Street consensus forecast estimates for QRE’s and Breitburn’s 2015 EBITDA, as well as to 2013 SEC PV-10 estimates prepared by the independent reserve engineers listed above, and in the case of QRE, adjusted for acquisitions per QRE management. A summary of this analysis is set forth below.

	Breitburn Metric	Multiples Range	Enterprise Value Range ($MM)	Equity Value Range ($MM)	Implied Value per Unit
2015E EBITDA	$596	7.5x – 8.5x	$4,471 – $5,067	$2,510 – $3,106	$20.98 –$25.96
SEC PV-10	$3,226	1.4x – 1.8x	$4,516 – $5,807	$2,555 –$3,846	$21.36 – $32.14

	QR Energy Metric	Multiples Range	Enterprise Value Range ($MM)	Equity Value Range ($MM)	Implied Value per Unit
2015E EBITDA	$352	7.5x – 8.5x	$2,642 – $2,994	$1,327 –$1,679	$18.16 – $22.99
SEC PV-10	$2,072	1.4x – 1.8x	$2,901 –$3,730	$1,586 – $2,415	$21.71 –$33.06

Using the lower bound of the Implied Value per Unit range on 2015E EBITDA for both QRE and Breitburn, Greenhill derived an implied Exchange Ratio of 0.8659x ($18.16/$20.98) and using the higher bound on the same metric, derived an implied Exchange Ratio of 0.8854x ($22.99/$25.96).

Using the lower bound of the Implied Value per Unit range on SEC PV-10 for both QRE and Breitburn, Greenhill derived an implied Exchange Ratio of 1.0166x ($21.71/$21.36) and using the higher bound on the same metric, derived an implied Exchange Ratio of 1.0284x ($33.06/$32.14).

After combining these two sets of data, Greenhill derived a total range of implied Exchange Ratios of 0.8659x to 1.0284x, which translates into an implied unit value range of $19.75 to $23.46 per QRE unit based upon Breitburn’s closing price of $22.81 on July 23, 2014. These metrics were compared to the Proposed Exchange Ratio of 0.9856x and the implied value of the unit consideration of $22.48 per QRE unit.

Historical Exchange Ratio Analysis

Greenhill reviewed the historical exchange ratio based upon the closing trading prices of the units for each of QRE and Breitburn over several time periods, and compared those to the exchange ratio implied by the unit consideration to be issued pursuant to the merger agreement. The following table sets forth the results of this analysis:

Time Period	Exchange Ratio
Spot (July 23, 2014)	0.8273x
10-day average	0.8292x
30-day average	0.8327x
60-day average	0.8467x
90-day average	0.8665x

These results provide an implied exchange ratio range of 0.8273x to 0.8665x, which translates into an implied value range of $18.87 to $19.76 per QRE unit based upon Breitburn’s closing price of $22.81 on July 23, 2014. These metrics were compared to the Proposed Exchange Ratio of 0.9856x and the implied value of the unit consideration of $22.48 per QRE unit.

Premiums Paid Analyses

MLP-to-MLP Transactions: Greenhill performed an analysis of the premiums paid in precedent MLP-to-MLP business combinations since January 1, 2000. Although Greenhill analyzed the premiums implied by the selected transactions, none of these transactions or associated companies is identical to the merger or to QRE and Breitburn.

Using publicly available information at the time of the announcement of the relevant transaction, including company filings and third-party transaction databases, Greenhill reviewed the consideration paid in the transactions and analyzed the premium of each such transaction over the trading price on the last trading day and the average trading price over the 30 days and 60 days before the announcement of the applicable transaction.

The following table identifies the 8 MLP-to-MLP transactions reviewed by Greenhill in this analysis:

Announcement Date	Acquiror	Target	1-day Premium	30-day Premium	60-day Premium
10/9/2013	Regency Energy Partners, L.P.	PVR Partners, L.P.	26%	24%	19%
8/27/2013	Plains All American Pipeline, L.P.	PAA Natural Gas Storage, L.P.	9%	8%	9%
5/6/2013	Inergy Midstream, L.P.	Crestwood Midstream Partners LP	11%	14%	14%
1/29/2013	Kinder Morgan Energy Partners, L.P.	Copano Energy, LLC	23%	26%	30%
4/29/2011	Enterprise Products Partners L.P.	Duncan Energy Partners L.P.	36%	36%	37%
6/29/2009	Enterprise Products Partners L.P.	TEPPCO Partners LP	20%	31%	37%
6/12/2006	Plains All American Pipeline, L.P.	Pacific Energy Partners, L.P.	11%	14%	11%
12/15/2003	Enterprise Products Partners L.P.	GulfTerra Energy Partners, L.P.	2%	2%	2%

For these transactions, Greenhill observed the following:

•	For the three transactions where the target’s pro forma ownership was greater than or equal to 35%, the median premium over the closing price of the target one day prior to the announcement was 11%, the median premium over the average closing unit price of the target 30 days prior to announcement was 14%, and the median premium over the average closing unit price of the target 60 days prior to announcement was 14%

•

For the five transactions where the target’s pro forma ownership was less than 35%, the median premium over the closing price of the target one day prior to the announcement was 20%, the median premium over the average closing unit price of the target 30 days prior to announcement was 26%, and the median premium over the average closing unit price of the target 60 days prior to announcement was 30%

U.S. Corporate Transactions: Greenhill reviewed publicly available data from 33 transactions involving U.S. listed target companies since 2004 with transaction values between $500 million and $5 billion, where at least 70% of the consideration was stock in the acquirer, and where the target’s ownership in the pro forma entity was greater than or equal to 35%. Specifically, Greenhill reviewed the premiums represented by the acquisition price per share compared to the closing share price of the target company one day and 30 days prior to announcement.

For these transactions, Greenhill observed that the median premium over the closing price of the target one day prior to the announcement was 14% and the median premium over the average closing share price of the target 30 days prior to announcement was 20%.

Based upon the analysis of MLP-to-MLP transactions and U.S. corporate transactions above, Greenhill used a range of a 10% to 25% premium to QRE’s July 23, 2014 closing unit price of $18.87 to derive an implied value range of $20.76 to $23.59 per QRE unit. Greenhill then compared the implied value range to Breiburn’s unit price of $22.81 as of July 23, 2014 to derive an Implied Exchange Ratio range of 0.9100x to 1.0341x. These metrics were compared to the Proposed Exchange Ratio of 0.9856x and the implied value of the unit consideration of $22.48 per QRE unit.

Analyst Price Target Analysis

Greenhill determined a range of Wall Street price targets for each of QRE and Breitburn based on the mean, median, low and high targets of the analysts considered. A summary of this analysis is set forth below.

Price Target	Breitburn	QR Energy	Implied Exchange Ratio
High	$25.00	$23.00	0.9200x
Median	$23.00	$20.00	0.8696x
Mean	$22.71	$19.69	0.8670x
Low	$21.00	$18.00	0.8571x

These results provide an implied exchange ratio range of 0.8571x to 0.9200x, which translates into an implied value range of $19.55 to $20.99 per QRE unit based upon Breitburn’s closing price of $22.81 on July 23, 2014. These metrics were compared to the Proposed Exchange Ratio of 0.9856x and the implied value of the unit consideration of $22.48 per QRE unit.

Pro Forma Analysis

Greenhill analyzed the pro forma impact of the merger on QRE’s estimated distributable cash flow per unit for 2015 and 2016, using projections for each year derived from QRE’s management forecast. That analysis indicated that the transaction would be accretive on a pro forma basis to QRE’s distributable cash flow per unit in both 2015 and 2016. In addition, Greenhill analyzed the pro forma impact of the merger on QRE’s estimated distribution per unit in 2015, assuming Breitburn’s annual distribution per unit increases to $2.08 upon the closing of the merger as set forth in the merger agreement, and that it remains at that level for the duration of 2015. That analysis indicated that under the Proposed Exchange Ratio, QRE unitholders will receive an implied $2.05 distribution per unit on a pro forma basis, representing a $0.10 per unit increase over QRE’s standalone distribution per unit.

Other Considerations

The summary set forth above does not purport to be a complete description of the analyses performed by Greenhill, but simply describes, in summary form, the material analyses that Greenhill conducted in connection with rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Greenhill did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its opinion. Rather, Greenhill considered the totality of the factors and analyses performed in determining its opinion. Accordingly, Greenhill believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. Greenhill based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Analyses based on forecasts or projections of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties or their advisors. Accordingly, Greenhill’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated or implied. Moreover, Greenhill’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. In addition, no company or transaction used in Greenhill’s analysis as a comparison is directly comparable to QRE or Breitburn or the contemplated merger. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of QRE or Greenhill or any other person assumes responsibility if future results are materially different from those forecasts or projections.

The amount of the consideration to be paid in the merger was determined through arms’ length negotiations between the QRE and Breitburn. Greenhill provided advice to QRE during these negotiations. Greenhill did not, however, recommend any specific amount of consideration to QRE or the QRE GP board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

The QRE GP board of directors retained Greenhill based on its qualifications and expertise in providing financial advice and on its reputation as a nationally recognized investment banking firm. During the two years preceding the date of this opinion, Greenhill had no material relationship with QRE or any other parties to the merger agreement. Greenhill has received a fee of $1,000,000 from QRE in connection with the rendering of this fairness opinion and will receive an additional $5,500,000 transaction fee contingent on the closing of the merger. QRE has also agreed to reimburse Greenhill for certain out-of-pocket expenses incurred by it in connection with its engagement and will indemnify Greenhill against certain liabilities that may arise out of its engagement. Greenhill may in the future provide additional financial advisory services to QRE for which Greenhill would expect to receive compensation.

Greenhill’s opinion will be made available for inspection and copying at the principal executive offices of QRE during regular business hours by any interested QRE unitholder or such unitholder’s representative who has been so designated in writing.

Opinion of the Financial Advisor to the QRE GP Conflicts Committee

The conflicts committee retained Tudor, Pickering, Holt & Co. Securities, Inc., referred to as TPH, to provide financial advice and assistance to the conflicts committee and to provide an opinion to the conflicts committee in connection with the merger. The conflicts committee instructed TPH to evaluate the fairness, from a financial point of view, of the unit consideration to be paid in the merger to the holders of QRE common units other than the general partner of QRE and its affiliates, referred to as the unaffiliated unitholders. At a meeting of the conflicts committee held on July 23, 2014, TPH rendered its opinion orally to the conflicts committee that, as of July 23, 2014, based upon and subject to the factors and assumptions set forth in the opinion and based upon such other matters as TPH considered relevant, the unit consideration to be paid to the unaffiliated unitholders of QRE common units pursuant to the merger agreement was fair, from a financial point of view, to such unaffiliated unitholders. Upon execution of the merger agreement on July 23, 2014, TPH confirmed its opinion in writing to the conflicts committee.

The opinion speaks only as of the date it was delivered and not as of the time the merger will be consummated. The opinion does not reflect changes that may occur or may have occurred after July 23, 2014, which could significantly alter the value of QRE or Breitburn or the respective trading prices of their common units, which are factors on which TPH’s opinion was based.

The full text of the TPH opinion, dated July 23, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by TPH in rendering its opinion, is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference. The summary of the TPH opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. QRE unitholders are urged to read the TPH opinion carefully and in its entirety. TPH provided its opinion for the information and assistance of the conflicts committee (in its capacity as such) in connection with its consideration of the merger. The TPH opinion does not constitute a recommendation as to how any holder of interests in QRE should vote or act with respect to the merger or any other matter.

TPH’s opinion and its presentation to the conflicts committee were among many factors taken into consideration by the conflicts committee in approving the merger agreement and making its recommendation to the QRE GP board of directors regarding the merger.

In connection with rendering its opinion and performing its related financial analysis, TPH reviewed, among other things:

1.	the merger agreement;

2.	the letter agreements with each of QR Holdings (QRE), LLC and QR Energy Holdings, LLC, each of which provides for the waiver of their right to receive a portion of the QRE Class B units to which it would otherwise be entitled as a result of the immediate vesting of certain Contingent Class B units upon the consummation of the merger;

3.	Annual Reports on Form 10-K of QRE for each of the three years ended December 31, 2013;

4.	Annual Reports on Form 10-K of Breitburn for each of the three years ended December 31, 2013;

5.	certain Quarterly Reports on Form 10-Q of QRE and Breitburn;

6.	certain other communications from QRE and Breitburn to their respective unitholders or partners;

7.	certain internal financial, production, reserve and pricing information and forecasts for QRE and Breitburn prepared by the management of QRE and the management of Breitburn;

8.	certain other presentations prepared by management of QRE and Breitburn and their respective advisors;

9.	the estimated proved oil, gas, and natural gas liquids reserves and projected future net revenues as of March 31, 2014, attributable to QRE’s net interests in properties located in the continental United States, prepared by Netherland, Sewell & Associates and updated by QRE;

10.	the estimated proved oil, gas, and natural gas liquids reserves and projected future net revenues as of March 31, 2014, attributable to Breitburn’s net interests in properties located in the continental United States, prepared by Netherland, Sewell & Associates, Cawley & Gillespie and Associates, Inc. and Schlumberger LTD and updated by QRE;

11.	certain publicly available research analyst reports with respect to the future financial performance of QRE and Breitburn; and

12.	certain cost savings and operating synergies projected by the management of QRE to result from the merger and the other transactions contemplated by the merger agreement.

TPH also held discussions with members of the senior management of QRE regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the other transactions contemplated by the merger agreement and with members of the senior management of QRE and Breitburn regarding the past and current business operations, financial condition and future prospects of their respective entities. TPH also held discussions with both QRE’s and Breitburn’s reserve consultants. In addition, TPH reviewed the reported price and trading activity for the QRE common units and Breitburn common units, compared certain financial, stock market and reserve information for QRE and Breitburn with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the upstream oil and gas industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of its opinion, TPH assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the production, reserve, financial, accounting, legal, tax and other information provided to, discussed with or reviewed by or for it, or publicly available. In that regard, TPH assumed at the direction of the conflicts committee that the forecasts and synergies discussed above were reasonably prepared on a basis reflecting the best currently available estimates and judgments of QRE and Breitburn, and that such forecasts and synergies will be realized in the amounts and time periods contemplated thereby. Further, TPH assumed, at the direction of the conflicts committee, that the merger and the other transactions contemplated by the merger agreement will be consummated in accordance with the merger agreement and the waiver without any adverse waiver or amendment of any material term or condition thereof. TPH also assumed that all governmental, regulatory or other consents or approvals necessary for the consummation of the merger and the other transactions contemplated by the merger agreement will be obtained without any material adverse effect on QRE, Breitburn, Merger Sub, the holders of QRE common units or the expected benefits of the merger in any way meaningful to its analysis. In addition, TPH did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of QRE or any of its subsidiaries or Breitburn or any of its subsidiaries, and TPH was not furnished with any such evaluation or appraisal. TPH did not express any opinion as to any tax or other consequences that might result from the merger and the other transactions contemplated by the merger agreement, nor does its opinion address any legal, regulatory, tax or accounting matters.

TPH’s opinion is necessarily based upon economic, monetary, market and other conditions as in effect on, and the information made available to it as of July 23, 2014. TPH has disclaimed any undertaking or obligation to update, revise or reaffirm its opinion or to advise any person of any change in any matter affecting its opinion which may be brought to its attention after the date of its opinion.

The estimates contained in TPH’s analysis and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, TPH’s analysis and estimates are inherently subject to substantial uncertainty.

In arriving at its opinion, TPH did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by TPH in its analyses, and no one single method of analysis should be regarded as critical to the overall conclusion reached by TPH. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, TPH believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by TPH, therefore, is based on the application of TPH’s own experience and judgment to all analyses and factors considered by TPH, taken as a whole. TPH’s opinion was reviewed and approved by its fairness opinion committee.

TPH’s opinion relates solely to the fairness, from a financial point of view, to the holders of the outstanding QRE common units (other than the general partner of QRE and its affiliates) of the unit consideration to be paid to such unaffiliated unitholders in the merger as contemplated by the merger agreement.

TPH’s opinion does not address the relative merits of the merger as compared to any alternative business transaction or strategic alternative that might be available to QRE, nor does it address the underlying business decision of QRE to engage in the merger. TPH did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or the merger or the other transactions contemplated by the merger agreement, including, without limitation, the fairness of the merger and the other transactions contemplated by the merger agreement to, or any consideration received in connection therewith by, creditors or other constituencies of QRE (including but not limited to holders of other classes of units of QRE) or Breitburn; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of QRE or Breitburn, or any class of such persons, or the issuance of any contingent Class B units of QRE to any such person or class of such persons, in connection with the merger and the other transactions contemplated by the merger agreement, whether relative to the unit consideration pursuant to the merger agreement or otherwise. TPH was not asked to consider, and its opinion does not address, the price at which Breitburn common units will trade at any time. TPH is not rendering any legal or accounting advice and understands QRE is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the merger.

The data and analyses summarized herein are from TPH’s presentation to the conflicts committee delivered on July 23, 2014, which primarily utilized market closing prices as of July 18, 2014. The analyses summarized herein include information presented in tabular format. In order to fully understand the financial analyses performed, the tables must be read with the text of each summary. For purposes of its analysis, TPH defined EBITDA as net income plus income taxes, interest expense (less interest income), depreciation and amortization. Distributable cash flow represents EBITDA less maintenance capex and interest expense.

Summary of TPH’s Analysis

In the merger, holders of QRE common units will receive 0.9856 Breitburn common units for each QRE common unit, which is referred to in this section as the “unit consideration.” Based on the last trading price of Breitburn common units of $22.59 on July 18, 2014, the value of the Merger Consideration to be received by QRE unitholders was $22.26 per common unit.

Commodity Price Assumptions

The annual commodity price assumptions used by TPH in certain of its analyses are summarized below:

Provided by QRE management:

Year	WTI Crude (per Bbl)	Henry Hub Gas (per MMBtu)
Q4 2014	$102.07	$4.20
2015	96.96	4.10
2016	92.53	4.19
2017 and Thereafter	90.45	4.34

Research Consensus per Bloomberg:

Year	WTI Crude (per Bbl)	Henry Hub Gas (per MMBtu)
Q4 2014	$100.00	$4.50
2015	99.00	4.50
2016	94.70	4.80
2017	94.00	4.53
2018 and Thereafter	88.50	4.55

10 Year Historical Average:

	WTI Crude (per Bbl)	Henry Hub Gas (per MMBtu)
Average (rounded)	$79.97	$5.53

Historical Unit Exchange Ratio Analysis

TPH derived implied historical exchange ratios by dividing the average closing price of the QRE common units by the average closing price of the Breitburn common units over varying time periods. Such derived exchange ratios were used by TPH as a basis for comparison with the proposed 0.9856x exchange ratio comprising the Merger Consideration. The following table sets forth the results of this analysis:

Exchange Ratio
Ratio As Of July 18, 2014	0.8269x
1-Month Average	0.8375x
3-Month Average	0.8531x
6-Month Average	0.8678x
1-Year Average	0.8845x
2-Year Average	0.9065x
Since QRE IPO	0.9793x

Net Asset Valuation Analysis

TPH performed an illustrative Net Asset Value analysis of QRE. TPH calculated the present value of the after-tax future cash flows that QRE could be expected to generate from its existing base of estimated proved reserves, probable reserves and possible reserves as of March 31, 2014, as provided by the management of QRE. The reserve reports were based on the reserve reports prepared by QRE’s outside reserve engineers and updated and risked by QRE management (the “QRE Reserve Reports”). TPH estimated Net Asset Value by adding (i) the present value of the cash flows generated by these estimated proved, probable and possible reserves, plus (ii) the present value of existing hedges, less (iii) the present value of net profits interest burdens, less (iv) the expected income taxes to be paid, less (v) other corporate adjustments including net debt (total debt less cash), preferred and minority interests. All cash flows were discounted at a rate of 8% to 10%. The commodity prices utilized to derive the cash flows through 2017 were based on the pricing assumptions provided by QRE management. The commodity prices utilized to derive cash flows in 2018 and beyond, referred to as the “Tail Price”, were based on 2017 commodity prices. Taken together, the foregoing sensitivities applied to the Net Asset Value calculation resulted in an implied QRE common unit valuation range of $6.01 to $9.52 per unit.

Discounted Cash Flow Analysis

TPH performed a discounted cash flow analysis of QRE using reserve reports and financial forecasts through 2017 as provided by QRE. The commodity prices utilized to derive the cash flows were based on the pricing assumptions provided by QRE management. Terminal values were calculated at December 31, 2017 using a multiple range of 7.5x to 9.5x 2018E EBITDA. Discount rates of 8% to 10% were used to calculate the present value of the annual free cash flows and the terminal value. The resulting enterprise value was then adjusted by subtracting net debt, preferred equity and minority interests to calculate common equity value. Taken together, the foregoing sensitivities resulted in a QRE common unit valuation range of $9.54 to $17.54 per unit.

Present Value of Future Unit Price

TPH performed a discounted cash flow analysis of projected standalone distributions to be received by the holders of the QRE common units using financial forecasts through 2018 as provided by QRE to derive an implied per unit value range in 2018 for the QRE common units. TPH calculated the implied per unit value range for the QRE common units by utilizing a range of assumed yields through 2018 from 8% to 11%, and calculated the present value of the resulting 2018 QRE common unit price using a range of unlevered discount rates of 11% to 13%. The discounted cash flow analysis based on the projected standalone distributions to be received by the holders of the QRE common units indicated a present value of $13.64 to $17.66 per QRE common unit.

Wall Street Research Price Targets

TPH analyzed Wall Street equity research analyst estimates of the potential future value (commonly referred to as “price targets”) of the QRE common units based on publicly available equity research published on QRE. These targets reflect each analyst’s estimate of the future public market trading price of the QRE common units and are not discounted to reflect present values. TPH noted that the range of undiscounted equity analyst price targets of the QRE common units published from August 8, 2013 to July 14, 2014 ranged from $18.00 to $23.00 per QRE common unit. The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the QRE common units and these estimates are subject to uncertainties, including the future financial performance of QRE and future market conditions.

Relative Valuation Analysis

TPH compared the unit consideration exchange ratio of 0.9856x to the exchange ratios implied by the ranges of QRE and Breitburn common unit prices across a range of analyses.

TPH analyzed Wall Street equity research analyst price targets for Breitburn common units and calculated an implied range of exchange ratios based on Wall Street price estimates for the QRE common units of from 0.8571x to 0.9200x.

TPH derived implied historical exchange ratios by dividing the daily closing price of the QRE common units by the daily closing price of the Breitburn common units over the 52-week period preceding July 18, 2014. These implied exchange ratios ranged from 0.8098x to 0.9783x.

TPH also calculated the Net Asset Value of Breitburn using a methodology consistent with that used to calculate the Net Asset Value of QRE and using reserve information provided by QRE based on the reserve reports prepared by Breitburn’s outside reserve engineers and updated and risked by QRE management (the “Breitburn Reserve Reports”). Taken together, these sensitivities applied to the Net Asset Value calculation resulted in an implied Breitburn common unit valuation range of $7.93 to $11.74 per unit.

Additionally, TPH performed a discounted cash flow analysis of Breitburn using a methodology consistent with that used to calculate the discounted cash flow of QRE and using reserve reports and financial forecasts through 2017 as provided by Breitburn. These sensitivities resulted in a Breitburn common unit valuation range of $12.76 to $21.42 per unit.

To complete its relative valuation analysis, TPH performed a discounted cash flow analysis of projected standalone distributions to be received by the holders of the Breitburn common units using financial forecasts through 2018 as provided by Breitburn to derive an implied per unit value range in 2018 for the Breitburn common units, and then calculated the present value of the resulting 2018 QRE common unit price using a methodology consistent with that used to calculate the present value of future unit prices of QRE common units. The discounted cash flow analysis based on the projected standalone distributions to be received by the holders of the Breitburn common units indicated a present value of $16.18 to $21.17 per Breitburn common unit.

TPH also applied (i) 10 year historical monthly average commodity prices, and (ii) research consensus commodity prices to the Net Asset Value, discounted cash flows and present value of future unit price analyses of both QRE and Breitburn. The implied exchange ratio ranges for each commodity case is summarized below:

Implied Exchange Ratio Range
Commodity Price Case	Net Asset Value	Discounted Cash Flow	PV of Future Unit Price
QRE Management	0.7576x to 0.8110x	0.7473x to 0.8187x	0.8343x to 0.8435x
Research Consensus	0.7236x to 0.7823x	0.7378x to 0.8113x	0.8087x to 0.8210x
10-year Monthly Average	0.3652x to 0.5488x	0.5802x to 0.7250x	0.7272x to 0.7416x

Contribution Analysis

TPH performed an analysis of the relative contributions of QRE and Breitburn to the combined entity resulting from the merger, without giving effect to any synergies, of select business metrics, including:

•	2013 production and 2014, 2015 and 2016 estimated production based on management projections;

•	proved reserves, as reflected in the 2013 10-K filings of QRE and Breitburn;

•	proved reserves, as reflected in the QRE Reserve Reports and Breitburn Reserve Reports;

•	proved, probable and possible reserves as reflected in the QRE Reserve Reports and Breitburn Reserve Reports;

•	2013 distributable cash flow and 2014, 2015 and 2016 estimated distributable cash flow based on management projections;

•	2013 EBITDA and 2014, 2015 and 2016 estimated EBITDA based on management projections;

•	Discounted Cash Flows;

•	present value of future unit price;

•	PV-10 of proved reserves; and

•	PV-10 of proved, probable and possible reserves.

For commodity price sensitivities, TPH applied (i) ten year historical monthly average prices and (ii) research consensus prices. This comparative analysis implied a range of exchange ratios from 0.3652x to 1.2498x.

Select Public Company Trading Statistics Analysis

TPH reviewed and compared certain financial, operating and stock market information of QRE and Breitburn to corresponding information of selected publicly traded MLPs focused in the upstream oil and gas industry with market capitalizations in excess of $250 million: Atlas Resource Partners LP, EV Energy Partners LP, Legacy Reserves LLC, Linn Energy LLC, LRR Energy, Mid-Con Energy Partners, Memorial Production Partners, New Source Energy Partners LP, and Vanguard Natural Resources LLC.

For the public trading analysis, select trading multiples were analyzed including:

•	enterprise value over current year and forward year EBITDAX;

•	enterprise value over proved reserves;

•	enterprise value over current production;

•	enterprise value over 2014 estimated production; and

•	enterprise value over PV-10 value of proved reserves.

The observed multiple ranges from the public trading analysis as compared to the resulting implied transaction multiples resulting from the proposed unit consideration are summarized below:

	Selected MLPs		Merger Consideration
	Range	Median
Ratio Of Enterprise Value Over:
2014E EBITDAX	7.8x to 10.1x	9.6x	9.8x
2015E EBITDAX	5.7x to 9.0x	7.8x	8.3x
Proved Reserves ($/Boe)	$12.08 to $40.78	$16.95	$25.99
Current Production ($/Boe)	$64,239 to $221,935	$95,921	$155,384
2014E Production ($/Boe)	$65,675 to $218,090	$101,472	$142,250
Proved Reserves PV-10	1.6x to 2.9x	2.1x	1.4x

Premiums Paid Analysis

TPH reviewed certain transactions with equity consideration in the upstream energy industry with the following criteria: (i) greater than 90% equity consideration, (ii) announced since 2010, and (iii) consideration greater than $100 million. For each of the following transactions, TPH compared the premium implied by the unit consideration (calculated by multiplying the 0.9856 exchange ratio by Breitburn’s closing price as of July 18, 2014 and the closing price as of July 18, 2014 to the premium as of the last trading day prior and the trading day 30 days prior to the announcement of the transaction. The selected transactions and results of the analysis are summarized below:

•	Kodiak Oil and Gas / Whiting Petroleum (2014)

•	Forest Oil Corp. / Sabine Oil & Gas LLC (2014)

•	PVR Partners LP / Regency Energy Partners LP (2013)

•	PAA Natural Gas Storage LP / Plains All American Pipeline LP (2013)

•	Pioneer Southwest Energy Partners LP / Pioneer Natural Resources Co. (2013)

•	Crestwood Midstream Partners LP / Inergy Midstream LP (2013)

•	Crimson Exploration Inc. / Contango Oil & Gas Co. (2013)

•	Berry Petroleum Co. / LinnCo. LLC; LINN Energy LLC (2013)

•	Copano Energy LLC / Kinder Morgan Energy Partners LP (2013)

•	GenOn Energy Inc. / NRG Energy Inc. (2012)

•	Constellation Energy Group Inc. / Exelon Corp. (2011)

•	Encore Energy Partners LP / Vanguard Natural Resources LLC (2011)

•	TGC Industries / Dawson Geophysical (2011)

•	Duncan Energy Partners LP / Enterprise Products Partners LP (2011)

•	Frontier Oil Corporation / Holly Corporation (2011)

•	Progress Energy / Duke Energy (2011)

•	NGAS Resources Inc. / Magnum Hunter Resources Corp. (2010)

•	NSTAR / Northeast Utilities (2010)

•	Penn Virginia GP Holdings LP / Penn Virginia Resources LP (2010)

•	Enterprise GP Holdings LP / Enterprise Products Partners LP (2010)

•	Allis-Chalmers Energy Inc. / Seawell Ltd. (2010)

•	Inergy Holdings LP / Inergy LP (2010)

•	American Oil & Gas Inc. / Hess Corp. (2010)

•	Buckeye GP Holdings LP / Buckeye Partners LP (2010)

•	Mirant Corp. / RRI Energy Inc. (2010)

•	Arena Resources Inc. / SandRidge Energy Inc. (2010)

•	Smith International Inc. / Schlumberger Ltd. (2010)

•	Allegheny Energy Inc. / FirstEnergy Corp. (2010)

	Range	Median	Merger Consideration
Premium to 1 Day	-4% to 81%	16%	19%
Premium to 30 Days	-12% to 97%	21%	18%

TPH also reviewed certain transactions with equity consideration between MLPs in the energy sector with the following criteria: (i) greater than 90% equity consideration, (ii) announced since 2010, and (iii) consideration greater than $200 million. For each of the following transactions, TPH calculated the premium of the $22.26 per QRE common unit Merger Consideration (calculated by multiplying the 0.9856 exchange ratio by Breitburn’s closing price as of July 18, 2014) to the last trading day prior and the trading day 30 days prior to the announcement of the transaction. The selected transactions and results of the analysis are summarized below:

•	PVR Partners LP / Regency Energy Partners LP (2013)

•	PAA Natural Gas Storage LP / Plains All American LP (2013)

•	Pioneer Southwest Energy Partners LP / Pioneer Natural Resources Co. (2013)

•	Crestwood Midstream Partners LP / Inergy Midstream LP (2013)

•	Copano Energy LLC / Kinder Morgan Energy Partners LP (2013)

•	Encore Energy Partners LP / Vanguard Natural Resources LLC (2011)

•	Duncan Energy Partners LP / Enterprise Products Partners LP (2011)

•	Penn Virginia GP Holdings LP / Penn Virginia Resources LP (2010)

•	Enterprise GP Holdings LP / Enterprise Products Partners LP (2010)

•	Inergy Holdings LP / Inergy LP (2010)

•	Buckeye GP Holdings LP / Buckeye Partners LP (2010)

	Range	Median	Merger Consideration
Premium to 1 Day	4% to 36%	16%	19%
Premium to 30 Days	4% to 35%	19%	18%

TPH also reviewed certain U.S. corporate-level transactions with equity consideration between upstream companies in the energy sector with the following criteria: (i) greater than 90% equity consideration, (ii) announced since 2010, and (iii) consideration greater than $200 million. The selected transactions and results of the analysis are summarized below:

•	Kodiak Oil and Gas / Whiting Petroleum (2014)

•	Pioneer Southwest Energy Partners LP / Pioneer Natural Resources Co. (2013)

•	Crimson Exploration Inc. / Contango Oil & Gas Co. (2013)

•	Berry Petroleum Co. / LinnCo. LLC; LINN Energy LLC (2013)

•	Encore Energy Partners LP / Vanguard Natural Resources LLC (2011)

•	American Oil & Gas Inc. / Hess Corp. (2010)

•	Arena Resources Inc. / SandRidge Energy Inc. (2010)

	Range	Median	Merger Consideration
Premium to 1 Day	-2% to 23%	9%	19%
Premium to 30 Days	1% to 32%	12%	18%

Select Corporate Transaction Statistics Analysis

TPH reviewed certain corporate transactions in the upstream energy industry with the following criteria: (i) greater than 90% equity consideration, (ii) announced since 2010, and (iii) consideration greater than $200 million. TPH conducted a comparable transactions analysis to assess how similar transactions were valued.

•	Kodiak Oil and Gas / Whiting Petroleum (2014)

•	Pioneer Southwest Energy Partners / Pioneer Natural Resources (2013)

•	Crimson Exploration / Contango Oil & Gas (2013)

•	Berry Petroleum / Linn Energy (2013)

•	Encore Energy Partners LP / Vanguard Natural Resources LLC (2011)

•	American Oil & Gas Inc. / Hess Corporation (2010)

•	Arena Resources Inc. / SandRidge Energy Inc. (2010)

For the comparable transactions analysis, select transaction multiples were analyzed including:

•	the transaction value (defined as the equity purchase price plus assumed net debt obligations, if any) over proved reserves;

•	the transaction value over daily production; and

•	the transaction value over last 12 months’ EBITDA.

The observed multiple ranges from the comparable transaction analysis as compared to the resulting implied transaction multiples resulting from the proposed unit consideration are summarized below:

	Comparable Transactions		Merger Consideration
	Range	Median
Ratio Of Transaction Value Over:
Proved Reserves ($/Boe)	$18.17 to 35.87	$22.49	$25.99
Current Production ($/Boe/d)	$52,671 to $177,028	$139,584	$155,384
LTM EBITDA	5.6x to 11.9x	9.5x	11.0x

Pro Forma Accretion / (Dilution) Analysis

TPH analyzed the accretion / (dilution) to QRE unitholders on a distributable cash flow per unit basis. For purposes of the analysis, each common unit of QRE was converted to an equivalent number of Breitburn common units using the proposed exchange ratio of 0.9856x. The analysis was performed using QRE and Breitburn management projections.

% Accretion / (Dilution) to QRE Unitholders
Accretion / (Dilution)
2015E DCF/Unit	12.5%
2016E DCF/Unit	16.3%
2017E DCF/Unit	34.0%
2018E DCF/Unit	28.8%

General

TPH and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes.

TPH also engages in securities trading and brokerage, private equity activities, equity research and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of QRE, Breitburn or any of the other parties to the transactions contemplated by the merger agreement, and any of their respective affiliates and (ii) any currency or commodity that may be involved in the transactions contemplated by the merger agreement.

In addition, TPH and its affiliates and certain of its employees, including members of the team performing services in connection with the merger, as well as certain private equity funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including QRE and Breitburn, other prospective purchasers and their respective affiliates. TPH was not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of QRE or any alternative transaction.

The conflicts committee selected TPH to provide financial advice and assistance to the conflicts committee and to provide a fairness opinion in connection with the merger because of TPH’s expertise, reputation and familiarity with the oil and gas industry generally and the upstream oil and gas industry specifically and because its investment banking professionals have substantial experience in transactions comparable to the merger and are regularly engaged in the analysis of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and for corporate and other purposes.

In the past two years, TPH has acted as financial advisor to the conflicts committee and has delivered fairness opinions in connection with previous, unrelated transactions and has advised certain portfolio companies of Quantum Energy Partners, an affiliate of QRE GP, for which TPH received fees of $5.3 million in the aggregate. TPH may provide investment banking or other financial services to the QRE, Breitburn, Quantum Energy Partners or any of the other parties or their respective unitholders, affiliates or portfolio companies in the future. In connection with such investment banking or other financial services, TPH may receive compensation. No such engagements were in effect or solicited during the period of TPH’s engagement by the conflicts committee.

The description set forth above constitutes a summary of the analyses employed and factors considered by TPH in rendering its opinion to the conflicts committee. TPH believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

No company or transaction used in the analyses of comparable transactions summarized above is identical or directly comparable to QRE, Breitburn or the merger. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered.

Pursuant to the terms of the engagement of TPH, QRE agreed to pay TPH a retainer fee of $250,000 (creditable against the transaction fee discussed below) upon the engagement of TPH, a $1.5 million fee (also creditable against the transaction fee discussed below) upon delivery of its opinion, and a transaction fee of $3.0 million upon closing of the merger. In addition, QRE has agreed to reimburse TPH for its reasonable out-of-pocket, reasonably documented expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel. QRE has also agreed to indemnify TPH, its affiliates and their respective officers, directors, partners, agents, employees and controlling persons for liabilities arising in connection with or as a result of its rendering of services under its engagement, including liabilities under the federal securities laws or to contribute to payments TPH may be required to make in respect of these liabilities.

TPH’s opinion will be made available for inspection and copying at the principal executive offices of QRE during regular business hours by any interested QRE unitholder or such unitholder’s representative who has been so designated in writing.

Transaction, Voting and Support Agreement

Simultaneously with the execution of the merger agreement, Breitburn entered into the support agreement with the Holders, who collectively hold all issued and outstanding QRE Class B units and Class C units, which hold units representing approximately 37% of the votes of QRE’s outstanding units as of the date of this proxy statement/prospectus.

Covenants of Supporting Unitholders

Under the support agreement, each of the Holders agreed, among other things, to the following covenants:

•	Voting. Each Holder has agreed to vote or cause to be voted, subject to the terms of the support agreement, all units of QRE which such Holder owns, either beneficially or of record (the “covered units”) (i) in favor of the merger and the adoption of the merger agreement, and (ii) against the approval or adoption of (A) any alternative proposal or any other transaction, proposal, agreement or action made in opposition to the merger, (B) any action, agreement or transaction that is intended, or that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the merger or any of the other transactions contemplated by the merger agreement or the performance by such unitholder of its obligations under the support agreement, including certain specified categories of actions specified therein and (C) any other action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of QRE or QRE GP, or any Holder, contained in the merger agreement or support agreement, respectively.

•	Irrevocable Proxy. Each Holder irrevocably granted to, and appointed, Breitburn and any of its designees as such unitholder’s proxy and attorney-in-fact (with full power of substitution) to vote or cause to be voted such unitholder’s covered units in accordance with the voting provisions summarized above.

•	Restrictions on Transfer. Each Holder has agreed not to (i) transfer, assign, tender, pledge or otherwise dispose such covered units (except in connection with the merger) or (ii) enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect to such covered units that is inconsistent with the support agreement.

•	Limitation on Conversion of Class C Units. Each Holder holding QRE Class C units has agreed not to exercise such unitholder’s right under the QRE partnership agreement to convert the QRE Class C units into QRE Common units.

•

No Solicitation. Each Holder has agreed not to (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that would reasonably be expected to lead to an alternative proposal; (ii) enter into or participate in any discussions or negotiations regarding, or furnish to any third party any non-public information with respect to, or that could reasonably be expected to lead to, any alternative proposal; (iii) take any action to release or permit the release of any person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which QRE is or becomes a party or under which QRE has any rights; or (iv) resolve or agree to do any of the foregoing.

•	Notification of Alternative Proposal. Each Holder has agreed to (i) immediately cease and cause to be terminated any discussions or negotiations with any third party conducted heretofore with respect to an alternative proposal, and request or cause to be requested the return or destruction of all confidential information previously provided to such third party by QRE or its subsidiaries, (ii) promptly advise Breitburn in writing of any alternative proposal it receives and provide Breitburn with copies of all related written proposals or draft agreements, and (iii) keep Breitburn reasonably informed of all material developments with respect to the status and terms of any such alternative proposal, offers, inquiries or requests.

•	Employee Non-Solicitation. Each Holder has agreed that, during the one-year period following the effective time, it would not (and would cause its affiliates and representatives no to) solicit hire, anywhere in North America, certain persons who commence employment with Breitburn or one of its affiliates. Breitburn also agreed to (and agreed to cause its affiliates and representatives to) refrain from soliciting or hiring, anywhere in North America, any person employed, as of immediately following the closing of the Merger, by or on behalf of the Holders or their respective affiliates.

Partnership Change in Recommendation

Upon a partnership change in recommendation, the voting and irrevocable proxy covenants described above will have no further effect. The other covenants described above shall continue in full force and effect until the support agreement is validly terminated.

Lock-up Agreement

Each Holder has agreed not to, without Breitburn’s prior consent, for a period commencing on the closing date of the merger and continuing for 120 days thereafter (the “Lock-up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Breitburn common units or any securities convertible into or exercisable or exchangeable for Breitburn common units (including without limitation, Breitburn common units or such other securities which may be deemed to be beneficially owned by such Fund Unitholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of an option or warrant) (collectively, the “Lock-up Securities”) or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Breitburn common units or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Breitburn common units or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any of the Lock-up Securities except in accordance with the Registration Rights Agreement.

Alternative Proposal Payment

If the merger agreement is terminated and QRE is obligated to pay a termination fee pursuant to the merger agreement under certain circumstances specified in the support agreement involving an alternative transaction, then certain of such holders may be required to pay an amount to Breitburn equal to the lesser of (i) 2% of the equity value of the alternative transaction multiplied by such holder’s pro rata share of the total consideration payable to all such holders in such alternative transaction and (ii) the aggregate excess consideration to be received by such holders as a result of the alternative transaction as compared to the consideration to be received by such holder as a result of the merger.

Termination of Support Agreement

The support agreement will terminate upon the earlier to occur of (x) the consummation of the merger or (y) the valid termination of the merger agreement.

Registration Rights Agreement

Simultaneously with the execution of the merger agreement, Breitburn entered into a registration rights agreement with the Holders. The registration rights agreement will become effective automatically upon, and only upon, the closing of the merger. Pursuant to the registration rights agreement, Breitburn will prepare and file a shelf registration statement with the SEC under Rule 415 of the Securities Act providing for the public resale and distribution of the Holders’ Breitburn common units received as consideration in the merger. Breitburn is required to file or cause to be filed the shelf registration statement within 90 days following the closing of the merger and is required to cause the registration statement to become effective as soon as reasonably practicable thereafter but in no event later than 120 days after the closing of the merger. At the election of the Holders, Breitburn will initiate an underwritten offering under the shelf registration statement to dispose of the Holders’ Breitburn common units. The Holders will also receive “piggyback” rights under the registration rights agreement to participate in future underwritten public offerings of Breitburn common units effected under a registration statement other than the registration statement required under the registration rights agreement. This summary of the registration rights agreement is qualified by reference to the complete text of the registration rights agreement, a copy of which is attached as an exhibit to this proxy statement/prospectus and is incorporated herein by reference.

Unaudited Prospective Financial and Operating Information of QRE

Neither Breitburn nor QRE as a matter of course makes public long-term projections as to its future revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, QRE is including the following summaries of the unaudited prospective financial and operating information because such information was made available to the board of directors of QRE, Greenhill and RBC in connection with their respective evaluations of the merger, and Greenhill and RBC were authorized by QRE to rely upon such information for purposes of their respective analyses and opinions. The inclusion of this information should not be regarded as an indication that any of QRE, the conflicts committee, Greenhill and RBC or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial and operating information prepared by the management of QRE was, in general, prepared solely for its internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. QRE unitholders are urged to review QRE’s SEC filings for a description of risk factors with respect to QRE’s business as well as the section of this proxy statement/prospectus entitled “Risk Factors” and Annexes E, F and G. See also “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial and operating information. In addition, the unaudited prospective financial and operating information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of QRE. The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, QRE’s management. The report of the independent registered public accounting firm of QRE in its Annual Report on Form 10-K for the year ended December 31, 2013, which is included in Annex E in this proxy statement/prospectus, relate to QRE’s historical financial information. The report does not extend to the unaudited prospective financial and operating information and should not be read to do so. Furthermore, the following unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date such information was prepared.

Unaudited Prospective Financial and Operating Information of QRE

The following table reflects the material unaudited prospective financial and operating data regarding QRE’s operations provided to the QRE GP board of directors, Greenhill and RBC in connection with its evaluation of the merger. The data reflects certain oil and gas pricing assumptions of QRE.

	2014	2015	2016	2017	2018
QRE daily production (Boe/d)	20,162	21,968	23,010	23,455	23,976
QRE EBITDA ($ in millions)	294	298	292	289	303
Key Assumption
Oil Price ($/Bbl)	102.07	96.96	92.53	90.45	90.45
Gas Price ($/Mmbtu)	4.20	4.10	4.19	4.34	4.34

For purposes of the table set forth above, EBITDA, which QRE refers to as Adjusted EBITDA, is defined as net income from which we add or subtract the following:

•	Net interest expense, including gains and losses on interest rate derivative contracts;

•	Depreciation, depletion, and amortization;

•	Accretion of asset retirement obligations;

•	Gains or losses due to effects of change in prices on natural gas imbalances;

•	Gains or losses on commodity derivative contracts, net;

•	Cash received or paid on the settlement of commodity derivative contracts, net

•	Income tax expense or benefit;

•	Other income or expense;

•	Interest income

•	Impairments;

•	Non-cash general and administrative expenses, and acquisition and transaction costs;

•	Pension and postretirement expense or credit; and

Beginning with third quarter 2013, noncontrolling interest amounts attributable to each of the items above, as applicable, which revert the calculation back to the Adjusted EBITDA attributable to QRE.

The prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, QRE’s management. None of Breitburn’s independent registered public accounting firm, QRE’s independent registered public accounting firm, or any other independent accountants, has compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, accordingly they have not expressed any opinion or any other form of assurance on such information. The report of the independent registered public accounting firm of QRE in its Annual Report on Form 10-K for the year ended December 31, 2013, which is included in Annex E in this proxy statement/prospectus, relates to QRE’s historical financial information. The report does not extend to the unaudited prospective financial and operating information and should not be read to do so.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial and operating information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial and operating information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of Breitburn and QRE and will be beyond the control of the combined entity following the merger. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial and operating information, whether or not the merger is completed.

In addition, although presented with numerical specificity, the above unaudited prospective financial and operating information reflects numerous assumptions and estimates as to future events made by QRE management it believed were reasonable at the time the unaudited prospective financial and operating information was prepared. The above unaudited prospective financial and operating information does not give effect to the merger or the related transactions. QRE unitholders are urged to review QRE’s most recent SEC filings for a description of QRE’s reported results of operations and financial condition and capital resources during 2013, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in QRE’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, which are included as Annexes E and G, respectively, in this proxy statement/prospectus.

Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial and operating information set forth above. No representation is made by Breitburn, QRE, their respective financial advisors or any other person to any QRE unitholder regarding the ultimate performance of QRE compared to the information included in the above unaudited prospective financial and operating information. The inclusion of unaudited prospective financial and operating information in this proxy statement/prospectus should not be regarded as an indication that such prospective financial and operating information will be an accurate prediction of future events, and such information should not be relied on as such.

BREITBURN AND QRE DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL AND OPERATING INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL AND OPERATING INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Breitburn’s Reasons for the Merger

Breitburn believes the merger will create enhanced long-term value for its unitholders. Key strategic benefits include the following:

•	Basin Diversification. QRE’s assets represent a strategic presence in two prolific oil and gas producing regions where Breitburn currently does not operate—the “Ark-La-Tex” area, which includes properties located in east Texas, northern Louisiana and southern Arkansas and the Gulf Coast area, which includes properties located in southern Alabama, southeast Texas and Florida. As a result, upon the completion of the merger, Breitburn and its subsidiaries will have a more diverse asset base, which Breitburn believes will reduce geologic and geographic risks associated with its properties and current operations.

•	Long-lived Assets. QRE’s assets represent a portfolio of high quality, long-lived and mature oil and natural gas exploration and production assets with existing infrastructure, lease holdings and development prospects to drive future growth. Breitburn believes these assets will provide consistent and predictable cash flow volumes that will enable Breitburn to continue to make consistent monthly cash distributions to its unitholders.

•	Scale of Operations. Breitburn believes that the combined business will permit it to compete more effectively and facilitate future development projects and acquisitions through increased cash flow and lower cost of capital investment. As a result of this larger size, Breitburn could consider future strategic transactions that might not otherwise currently be possible.

•	Long-Term Cash Distribution Growth. Breitburn expects that the combined operations of Breitburn and QRE, taking into account the anticipated successful completion of existing and identified growth projects, will result in greater cash distributions per Breitburn common unit over the long-term than Breitburn could achieve on a stand-alone basis.

•	Financial Ratios and Credit Rating. Breitburn expects to improve a number of its financial ratios commonly used to assess its credit rating. The predominantly unit-for-unit nature of the transaction allows Breitburn to reduce leverage and strengthen its balance sheet. In addition, because size is a key contributor to credit ratings for oil and natural gas exploration and production companies, increased scale could result in improved credit ratings for the combined entity.

The explanation of the reasoning of Breitburn and certain information presented in this section are forward-looking in nature and, therefore, this section should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Interests of Directors and Executive Officers of QRE GP in the Merger

In considering the recommendation of the QRE GP board of directors that you vote to adopt the merger agreement, you should be aware that aside from their interests as unitholders of QRE, QRE GP’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other unitholders of QRE generally. The members of the QRE GP board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the unitholders of QRE that the merger agreement be adopted. See “—Background of the Merger” and “—Recommendation of the QRE GP Board of Directors and Its Reasons for the Merger.” QRE’s unitholders should take these interests into account in deciding whether to vote “FOR” the adoption of the merger agreement. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Treatment of LTIP Unit Awards

Under the merger agreement, outstanding LTIP awards held by QRE GP’s executive officers immediately prior to the effective time will be treated as described below. For an estimate of the amounts that would be payable to QRE GP’s named executive officers on settlement of their unvested equity-based awards, see the table below entitled “Quantification of Payments with Respect to LTIP Unit Awards”.

Restricted Common Units. Each QRE Restricted unit that is outstanding and unvested immediately prior to the effective time, automatically and without any action on the part of the holder of such QRE Restricted unit, will vest in full and the restrictions with respect thereto will lapse, and will be converted into the right to receive the unit consideration in accordance with the terms of the merger agreement.

Performance Units. Each QRE Performance unit that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such QRE Performance unit, will vest and be settled in a number of QRE common units determined based on actual attainment of the applicable performance goal(s) as of two business days prior to the effective time. At the effective time, the resulting QRE common units will be converted into the right to receive the unit consideration in accordance with the terms of the merger agreement.

Quantification of Payments for LTIP Unit Awards.

The following table sets forth, as of July 30, 2014 for each of QRE GP’s directors and executive officers, the aggregate number of QRE Restricted units and number of common units subject to outstanding QRE Performance units held by such individuals and the estimated value payable in the Merger with respect to such awards. For purposes of this table, the per unit value of the Merger Consideration was estimated to be equal to $21.62, determined by multiplying the exchange ratio by $21.94, the average closing price of Breitburn common units over the first five business days following the first public announcement of the transaction.

	Value of Restricted Units		Value of Performance Units		Total Estimated Value of Awards ($)
Name (1)	Number of Units (#)	Value ($)	Number of Units (#) (2)	Value ($) (3)
Executive Officers
Alan L. Smith	26,258	$567,698	187,026	$4,598,693	$5,166,391
John H. Campbell, Jr.	20,795	$449,588	147,879	$3,635,118	$4,084,706
Cedric W. Burgher	96,889	$2,094,740	144,630	$3,522,253	$5,616,993
Mark P. Castiglione	26,835	$580,173	19,879	$489,024	$1,069,197
Gregory S. Roden	27,975	$604,820	20,427	$502,646	$1,107,466
Non-Employee Directors
Toby R. Neugebauer	—	$—	—	$—	$—
Donald E. Powell	—	$—	—	$—	$—
Stephen A. Thorington	—	$—	—	$—	$—
S. Wil VanLoh, Jr.	—	$—	—	$—	$—
Richard K. Hebert	—	$—	—	$—	$—
Donald D. Wolf	—	$—	—	$—	$—

(1)	No amounts are reflected with respect to Paul W. Geiger, III or Patrick Wagner, QRE’s former Senior Vice Presidents for the Eastern and Western Business Units, respectively, as such former executive officers do not currently hold unvested restricted units or unvested performance units.
(2)	The number of units reflected in this column are based upon the performance as of July 30, 2014 of QR and its peer group. The actual number of units issuable (and thus the value of the awards) will not be finally determined until two business days prior to the Effective Time.
(3)	Also includes the settlement of cash distributions relating to QRE Performance units, which will paid in cash at the time of settlement of the QRE Performance unit.

Other Equity Interests

Pursuant to the terms of the merger agreement and in accordance with the QRE partnership agreement, immediately prior to the effective time, up to 6,748,067 additional QRE Class B units will be issued to QR Energy Holdings, LLC (“QREH”) and QR Holdings (QRE), LLC (“QRH”), entities which are indirectly controlled by certain of QRE GP’s executive officers and directors. These additional Class B units will be converted at the effective time into the right to receive the Merger Consideration. For a more detailed discussion of these Contingent Class B units, see “Treatment of Equity Awards and Contingent Class B Units—Contingent Class B Units”.
Currently, Alan L. Smith, QRE GP’s chief executive officer and director, John H. Campbell, Jr., QRE GP’s president, chief operating officer and director and S. Wil VanLoh, Jr. and Toby Neugebauer, directors of QRE GP indirectly own the majority of the outstanding equity interests in the two entities which will be issued additional Class B units upon the effective time.

However, it is currently expected that prior to the effective time Cedric W. Burgher, Mark P. Castiglione and Gregory S. Roden will receive additional grants of equity interests in QREH, which would result in them receiving an indirect benefit from the conversion of the Contingent Class B units upon the effective time of the merger. These additional units in QREH and QRH will vest based upon the individual’s continued service as an employee or consultant with QREH or QRH, as applicable, through the expiration of the lock-up period.

In addition, it is expected that as of the effective time of the merger, Cedric W. Burgher will have been granted additional equity interests in QRH which will result in him receiving an indirect benefit from the conversion of the contingent Class B units upon the effective time of the merger.

The following table sets forth, with respect to each of Messrs. Burgher, Castiglione and Roden, the estimated value of the new equity interests in QREH and, in the case of Mr. Burgher, QRH, expected to be granted prior to the effective time:

Name	Total Estimated Value (1)
Cedric W. Burgher	$2,135,724
Mark P. Castiglione	$3,265,454
Gregory S. Roden	$3,265,454

(1)	The values in this column reflect the executive officer’s expected pro rata interest in the total value of all Class B units estimated to be held by QREH and QRH as of the effective time of the merger. The values were determined assuming (a) a value of the Merger Consideration of $21.62 (determined in the manner described above) and (b) the settlement of performance units based upon performance as of July 30, 2014 (as described above). As described above under “Treatment of Equity Awards and Contingent Class B Units—Contingent Class B units” the ultimate number of Contingent Class B Units issued to QREH and QRH will vary based upon the number of performance units which vest upon the effective time.

Severance Arrangements

None of QRE GP’s executive officers or directors are currently party to any plan or contractual arrangement which would provide for severance benefits upon such officer or director’s termination of employment or service with QRE or its affiliates in connection with the merger.

However, it is currently anticipated that QRE GP’s Chief Financial Officer, Cedric Burgher, will be terminated in connection with the Merger and be granted, subject to his execution of a release of claims, a severance payment in an amount equal to one-year’s salary plus his estimated 2014 bonus (which has been determined to be 65% of his 2014 salary), resulting in an estimated severance payment of $549,120.

No other executive officer or director of QRE GP is entitled to or expected to receive any severance payments in connection with the merger.

Indemnification and Insurance

The QRE partnership agreement requires QRE, among other things, to indemnify the directors and executive officers of QRE GP against certain liabilities that may arise by reason of their service as directors or officers; provided, that such director or officer shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the director or officer is seeking indemnification, the director or officer acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the director’s or officer’s conduct was unlawful.

In addition, the merger agreement provides that, for a period of six years from the effective time, Breitburn shall indemnify, defend and hold harmless an officer or director of QRE or any of its subsidiaries and also with respect to any such person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with QRE) serving at the request of or on behalf of QRE or any of its subsidiaries and together with such person’s heirs, executors or administrators against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

In addition, pursuant to the terms of the merger agreement, QRE GP’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving entity. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification and Insurance.”

Quantification of Payments and Benefits to QRE’s Named Executive Officers

The table set forth below details the amount of payments and benefits that each of QRE’s named executive officer would receive in connection with the merger, assuming the consummation of the merger occurred on July 30, 2014. These payments are comprised of the payments described above, are not in addition to those described in previous sections, but are specifically identified in this fashion to allow for a non-binding advisory vote of QRE’s unitholders regarding these payments and benefits. For purposes of this table, the per unit value of the unit consideration was estimated to be equal to $21.62, determined by multiplying the exchange ratio by $21.94, the closing price of Breitburn’s common units over the first five business days following the first public announcement of the transaction.

Golden Parachute Compensation

Name (1)	Cash ($)(2)	Equity ($) (3)	Total ($)(4)
Alan L. Smith	—	$5,166,391	$5,166,391
Cedric W. Burgher	$549,120	$7,752,717	$8,301,837
Mark Castiglione	—	$4,334,651	$4,334,651
Gregory S. Roden	—	$4,372,920	$4,372,920

(1)	No amounts are reflected with respect to Paul W. Geiger, III or Patrick Wagner, QRE GP’s former Senior Vice Presidents for the Eastern and Western Business Units, respectively, as such individuals are no longer employed by QRE or its affiliates and are not entitled to any compensation in connection relating to the transaction.
(2)	Represents the estimated lump sum cash severance payment Mr. Burgher is expected to receive under the severance arrangements expected to be entered into in connection with the transaction. This benefit is “double trigger” in nature, meaning that eligibility to receive this benefit is conditioned upon both the occurrence of a change in control and Mr. Burgher experiencing a qualifying termination of employment, as described in greater detail above.
(3)	Represents the value of unvested QRE Restricted units and QRE Performance units held by QRE’s named executive officers that will be converted into the unit consideration at the effective time of the merger, including cash payments with respect accumulated cash distributions on QRE Performance units which will be settled in cash upon the effective time of the merger. These amounts are “single trigger” because they will be paid upon or following the effective time without regard to whether the named executive officer experiences a termination of employment. The individual components of the amounts set forth above for each of QRE’s named executive officers are set forth below:

Name	Restricted Units	Performance Units (a)	Accumulated Distribution on Performance Units (a)	Additional Indirect Units (b)
Alan L. Smith	$567,698	$4,043,497	$555,196	—
Cederic W. Burgher	$2,094,740	$3,126,899	$395,355	$2,135,724
Mark Castiglione	$580,173	$429,780	$59,244	$3,265,454
Gregory S. Roden	$604,820	$441,622	$61,024	$3,265,454

(a)	The value relating to performance units reflected in these columns have been estimated based upon the performance as of July 30, 2014 of QRE and its peer group. The actual number of units issuable (and thus the value of the awards) will not be finally determined until two business days prior to the Effective Time.

(b)	Reflect interests in QREH expected to be granted to certain of our named executive officers in connection with the Merger. For Mr. Burgher, this amount also reflects the value of interests in QRH which have been or will be granted prior to the effective time of the merger. The values were determined based upon the executive officer’s expected pro rata interest in the total value of all Class B units estimated to be held by QREH and QRH as of the effective time of the merger assuming (i) a value of the Merger Consideration of $21.62 (determined in the manner described above) and (ii) the settlement of performance units based upon performance as of July 30, 2014 (as described above). As described above under “Treatment of Equity Awards and Contingent Class B Units – Contingent Class B units” the ultimate number of Contingent Class B Units issued to QREH and QRH will vary based upon the number of performance units which vest upon the effective time. No amounts have been reflected with respect to Mr. Smith’s existing indirect equity interest in QREH of the Contingent Class B units.

No amounts have been reflected in this column with respect to fully-vested common units or Mr. Smith’s existing indirect equity interest in QREH.

(4)	The “single trigger” component and “double trigger” components of the amounts reflected in this column are set forth below:

Name	“Single Trigger” Amounts ($)	“Double Trigger” Amounts ($)
Alan L. Smith	$5,166,391	—
Cederic W. Burgher	$7,752,717	$549,120
Mark Castiglione	$4,334,651	—
Gregory S. Roden	$4,372,920	—

Contingent Class B Units.

In connection with the merger, a number of QRE’s Contingent Class B units, equal to the “Adjusted Class B Amount” will, automatically and without any action on the part of the holders of such Contingent Class B units, be issued, the performance-based conditions thereon shall lapse, and such Contingent Class B units will be treated as issued and outstanding Class B units as of immediately prior to the effective time. The “Adjusted Class B Amount” equals (x) 6,748,067 minus (y) the excess of (A) the number of QRE common units issued in respect of the QRE Performance units as described above over (B) 383,900 and minus (z) the number, if any, of Contingent Class B units issued pursuant to Section 7.4(d) of QRE’s partnership agreement (which provides that QRE should distribute Contingent Class B units on an annual basis if a certain three-part partnership performance test is met). The Contingent Class B units are owned by certain of QRE management and board members through ownership interests in QR Holdings (QRE), LLC and QR Energy Holdings, LLC, the former owners of QRE GP. Simultaneously with the execution of the merger agreement, QRE entered into letter agreements with each of QR Holdings (QRE), LLC and QR Energy Holdings, LLC, each of which provides for the waiver of their right to receive a portion of the QRE Class B units to which it would otherwise be entitled as a result of the satisfaction of the performance-based conditions applicable to certain Contingent Class B units upon the consummation of the merger.

No Appraisal Rights

Appraisal rights are not available in connection with the merger under the Delaware LP Act or under the QRE partnership agreement.

Accounting Treatment of the Merger

In accordance with accounting principles generally accepted in the United States and in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805—Business Combinations, Breitburn will account for the merger as an acquisition of a business.

Regulatory Approvals and Clearances Required for the Merger

The following is a summary of the material regulatory requirements for completion of the transactions contemplated by the merger agreement. There can be no guarantee if and when any of the consents or approvals required for the transactions contemplated by the merger agreement will be obtained or as to the conditions that such consents and approvals may contain.

Under the HSR Act, and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. On August 8, 2014, Breitburn and QRE filed Notification and Report Forms, which are referred to as HSR Forms, with the Antitrust Division and the FTC and on August 18, 2014, Breitburn and QRE received notice of early termination of the waiting period under the HSR Act.

At any time before or after the effective time, the Antitrust Division or the FTC could take action under the antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of Breitburn or QRE or subject to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Breitburn and QRE have agreed to (including to cause their respective subsidiaries to) use their reasonable best efforts to resolve any objections that a governmental authority may assert under antitrust laws with respect to the merger, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the merger, in each case, so as to enable the closing of the merger to occur as promptly as practicable and in any event no later than March 31, 2015. Notwithstanding anything in the merger agreement to the contrary, nothing in the merger agreement requires Breitburn or Breitburn GP or any of their respective subsidiaries to take or agree to take any Divestiture Action if doing so would, individually or in the aggregate, result in a material adverse effect on QRE and Breitburn, taken together.

Directors and Executive Officers of Breitburn After the Merger

Breitburn GP has direct responsibility for conducting Breitburn’s business and for managing its operations. Because Breitburn GP is a limited partnership, its general partner, Breitburn GP, is ultimately responsible for the business and operations of Breitburn GP and conducts its business and operations. Thus, the board of directors and officers of Breitburn GP make decisions on Breitburn’s behalf. Prior to closing of the merger, Breitburn will take all action necessary to increase the size of its general partner’s board of directors by one and appoint as a member of the board of directors one individual mutually agreed upon by it and QRE prior to closing. The directors and executive officers of Breitburn GP immediately prior to the merger will continue as the directors and executive officers of Breitburn GP after the merger.

Listing of Breitburn Common Units

It is a condition to closing that the common units to be issued in the merger to QRE unitholders be approved for listing on the NASDAQ, subject to official notice of issuance.

Delisting and Deregistration of QRE Common Units

If the merger is completed, QRE common units will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

Breitburn Unitholder Approval is Not Required

Breitburn unitholders are not required to adopt the merger agreement or approve the merger or the issuance of Breitburn common units in connection with the merger.

Ownership of Breitburn After the Merger

Breitburn will issue approximately 72 million Breitburn common units to former QRE unitholders pursuant to the merger. Further, the number of Breitburn common units outstanding will increase after the date of this proxy statement/prospectus if Breitburn sells additional common units to the public. Based on the number of Breitburn common units outstanding as of the date of this proxy statement/prospectus, immediately following the completion of the merger, Breitburn expects to have approximately 192 million common units outstanding. QRE unitholders are therefore expected to hold approximately 37% of the aggregate number of Breitburn common units outstanding immediately after the merger and approximately 36% of Breitburn’s total units of all classes. Holders of Breitburn common units are not entitled to elect Breitburn’s general partner and have only limited voting rights on matters affecting Breitburn’s business.

Restrictions on Sales of Breitburn Common Units Received in the Merger

Breitburn common units issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for Breitburn common units issued to any QRE unitholder who may be deemed to be an “affiliate” of Breitburn after the completion of the merger. This proxy statement/prospectus does not cover resales of Breitburn common units received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Board of Directors and Executive Officers Following the Merger

The directors and executive officers of Breitburn GP prior to the merger will continue as the directors and executive officers of Breitburn GP immediately after the merger. In addition, the merger agreement provides that Breitburn will take all action necessary to increase the size of the Breitburn board of directors by one and elect an additional director who is mutually agreeable to Breitburn and QRE to the Breitburn GP board of directors prior to the closing of the merger.

The following table sets forth certain information with respect to the members of the board of directors and the executive officers of Breitburn GP. Executive officers and directors of Breitburn GP will serve until their successors are duly appointed or elected.

Name	Age	Position with BreitBurn GP, LLC
Halbert S. Washburn	54	Chief Executive Officer, Director
Mark L. Pease	58	President and Chief Operating Officer
James G. Jackson	50	Executive Vice President and Chief Financial Officer
Gregory C. Brown	63	Executive Vice President, General Counsel and Chief Administrative Officer
W. Jackson Washburn	52	Senior Vice President
David D. Baker	42	Senior Vice President
Bruce D. McFarland	57	Vice President and Treasurer
Lawrence C. Smith	60	Vice President, Controller and Chief Accounting Officer
John R. Butler, Jr.*	75	Chairman of the Board
Randall H. Breitenbach	54	Vice Chairman of the Board
David B. Kilpatrick*	64	Director
Gregory J. Moroney*	63	Director
Charles S. Weiss*	61	Director

Litigation Relating to the Merger

Following the July 24, 2014 announcement that QRE and Breitburn had entered into a definitive merger agreement, purported unitholders of QRE filed putative class action lawsuits, on behalf of the common unitholders of QRE, asserting claims challenging the merger. Four purported class action lawsuits were filed in the United States District Court for the Southern District of Texas and were consolidated under the caption In re QR Energy LP Unitholder Litigation, No. 4:14-cv-02195 (the “Consolidated Unitholder Action”). Plaintiffs in the Consolidated Unitholder Action bring claims against QRE, QRE GP, the members of the QRE GP board of directors, Breitburn, Breitburn GP and Merger Sub.

Plaintiffs in the Consolidated Unitholder Action each allege that the director defendants breached their fiduciary duties of loyalty, due care, good faith, and independence owed to the QRE unitholders by allegedly approving the merger agreement at an unfair price and through an unfair process. Plaintiffs in the Consolidated Unitholder Action specifically allege that the director defendants failed to maximize the value of QRE and took steps to avoid competitive bidding, failed to properly value QRE, acted in bad faith and for improper motives, and ignored or failed to protect against numerous conflicts of interest arising out of the merger. The plaintiffs further allege that Breitburn, Breitburn GP and Merger Sub aided and abetted the alleged breaches of fiduciary duties by the director defendants.

Plaintiffs in the Consolidated Unitholder Action further allege that the named defendants violated Section 14(a), and SEC Rule 14a-9 promulgated thereunder, and Section 20(a) of the Securities Exchange Act of 1934 by disseminating a false and materially misleading proxy statement in connection with the merger.

Plaintiffs in the Consolidated Unitholder Action seek, among other relief, to enjoin the merger, rescission in the event the merger is consummated, an order directing defendants to account to plaintiffs and other members of the putative class for all damages caused by their alleged breaches, and an award of costs and disbursements, including reasonable attorneys’ and experts’ fees.

In addition, on October 3, 2014, the LL&E Royalty Trust (the “Trust”) filed a lawsuit in the United States District Court for the Eastern District of Michigan against QRM, QRE and QRE Operating, LLC claiming that the defendants illegally and fraudulently failed to pay the Trust royalties to which it was contractually entitled from a certain oil producing property. The Trust also claimed that the defendants fraudulently manipulated oil production and production costs to drive down the value of the Trust’s interest in the royalties in an attempt to purchase the Trust’s interest at an artificially low price. The Trust seeks, among other relief, monetary damages of at least $18 million, plus interest, attorney fees and costs, statutory treble damages, and an order requiring the defendants to begin making monthly royalty payments to the Trust. The Trust also seeks an order enjoining the merger until QRM has complied with its obligations to pay royalties to the Trust.

Each of the lawsuits described above is at a preliminary stage. QRE management cannot predict the outcome of these or any other lawsuit that might be filed, nor can it predict the amount of time and expense that will be required to resolve these or other lawsuits. QRE management believes these lawsuits are without merit and intends to defend against them vigorously.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Breitburn and QRE encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the merger as it is the legal document governing the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Breitburn, QRE or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures about Breitburn, QRE or their respective subsidiaries or affiliates contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by Breitburn and QRE were qualified and subject to important limitations agreed to by Breitburn and QRE in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to unitholders and reports and documents filed with the SEC and in some cases were qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone.

The Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub with and into QRE, with QRE continuing as the surviving entity as a wholly-owned subsidiary of Breitburn. QRE will cease to be a publicly held limited partnership following completion of the merger. After the completion of the merger, the certificate of limited partnership of QRE in effect immediately prior to the effective time will be the certificate of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law, and the QRE partnership agreement in effect immediately prior to the effective time will be the agreement of limited partnership of the surviving entity, until amended in accordance with its terms and applicable law. The general partner interest in QRE issued and outstanding immediately prior to the effective time will remain outstanding in the surviving entity, and QRE GP, as the holder of such general partner interest, will continue as the sole general partner of the surviving entity.

Effective Time; Closing

The effective time will be at such time that QRE files with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with the relevant provisions of Delaware law, or at such other date or time as is agreed to by QRE and Breitburn and specified in the certificate of merger in accordance with Delaware law.

The closing of the merger will occur at 10:00 a.m. (central time), on the third business day after the satisfaction or waiver of the conditions to the merger provided in the merger agreement (other than conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions), or at such other date or time as Breitburn and QRE agree in writing. For further discussion of the conditions to the merger, see “—Conditions to Consummation of the Merger.”

Breitburn and QRE currently expect to complete the merger in the fourth quarter of 2014, subject to receipt of required unitholder and regulatory approvals and to the satisfaction or waiver of the other conditions to the transactions contemplated by the merger agreement described below. On August 18, 2014, QRE and Breitburn were informed by the FTC that the waiting period under the HSR Act in connection with the transactions contemplated by the merger agreement was terminated.

Conditions to Consummation of the Merger

Breitburn and QRE may not complete the merger unless each of the following conditions is satisfied or waived, if waiver is permitted by applicable law:

•	the merger agreement and the transactions contemplated thereby must have been approved by the affirmative vote or consent of the holders, as of the record date for the QRE special meeting, of a majority of the outstanding QRE common units, QRE Class B units and QRE Class C units, voting together as a single class;

•	all waiting periods applicable to the merger under the HSR Act must have been terminated or expired;

•	no law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, entered or enforced by any a court of competent jurisdiction or other governmental authority restraining, prohibiting or rendering illegal the consummation of the transactions contemplated by the merger agreement (brought by a third party) is in effect;

•	the registration statement of which this proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be subject to any stop order or proceedings initiated or threatened by the SEC; and

•	the Breitburn common units to be issued in the merger must have been approved for listing on the NASDAQ, subject to official notice of issuance.

The obligations of Breitburn to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of QRE in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to material adverse effect or materiality contained in any individual representation or warranty), would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on QRE; provided that: (i) the representation and warranty of QRE with respect to its capitalization must be true and correct in all respects other than de minimis inaccuracies as of the date of the merger agreement and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) the representation and warranty of QRE that there has not been any change, event, development, circumstance, condition, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on QRE must be true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger.

•	QRE and QRE GP having performed, in all material respects, all agreements and covenants required to be performed by them under the merger agreement;

•	the receipt of an officer’s certificate executed by the Chief Executive Officer of QRE certifying that the two preceding conditions (the “Additional Breitburn Conditions”) have been satisfied;

•

Breitburn must have received from Latham & Watkins LLP, tax counsel to Breitburn, a written opinion dated as of the closing date of the merger to the effect that for U.S. federal income tax purposes (i) Breitburn will not recognize any income or gain as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; (ii) a holder of Breitburn common units will not recognize gain or loss as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; and (iii) at least 90% of the combined gross income of each of Breitburn and QRE for all of calendar year 2013 and all calendar quarters of 2014 ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code; and

•	Breitburn must have received the written resignation of each member of the board of directors and each officer of QRE GP, dated to be effective as of the effective time.

The obligations of QRE to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Breitburn in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to material adverse effect or materiality contained in any individual representation or warranty), would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Breitburn; provided that: (i) the representation and warranty of Breitburn with respect to its capitalization must be true and correct in all respects other than de minimis inaccuracies as of the date of the merger agreement and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) the representation and warranty of Breitburn that there has not been any change, event, development, circumstance, condition, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Breitburn must be true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger.

•	Breitburn, Breitburn GP and Merger Sub having performed, in all material respects, all agreements and covenants required to be performed by them under the merger agreement;

•	the receipt of an officer’s certificate executed by the Chief Executive Officer of Breitburn certifying that the two preceding conditions (the “Additional QRE Conditions”) have been satisfied; and

•	QRE must have received from Vinson & Elkins L.L.P., tax counsel to QRE, a written opinion dated as of the date of the closing of the merger to the effect that for U.S. federal income tax purposes, (i) except to the extent the cash consideration received by holders of the QRE Class C units and any cash received in lieu of fractional Breitburn common units causes the transaction to be treated as a disguised sale transaction described in Section 707(a)(2)(B) (a “Disguised Sale”), QRE will not recognize any income or gain as a result of the merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); (ii) except to the extent the cash consideration received by holders of the QRE Class C units and any cash received in lieu of fractional Breitburn common units causes the transaction to be treated as a Disguised Sale, holders of QRE common units will not recognize any income or gain as a result of the merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); provided that such opinion shall not extend to any holder who acquired common units from QRE in exchange for property other than cash; and (iii) at least 90% of the gross income of QRE for all of calendar year 2013 and all calendar quarters of 2014 ending before the closing date of the merger for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

For purposes of the merger agreement, the term “material adverse effect” means, when used with respect to a party to the merger agreement, any change, event, development, circumstance, condition, occurrence or effect that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets (tangible or intangible), liabilities (contingent or otherwise) or results of operations of such party and its subsidiaries taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a material adverse effect has occurred:

(i)	changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, including changes in price differentials;

(ii)	changes in general economic conditions in the:

(a)	oil and gas exploration and production industry;

(b)	the natural gas gathering, compressing, treating, processing and transportation industry generally;

(c)	the natural gas liquids fractionating and transportation industry generally;

(d)	the crude oil and condensate logistics and marketing industry generally; and

(e)	the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);

(iii)	the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism;

(iv)	any hurricane, tornado, flood, earthquake or other natural disaster;

(v)	with respect to QRE only, actions or omissions of Breitburn, or its affiliates, or any action taken at the request of or with the consent of Breitburn;

(vi)	the announcement or pendency of the merger agreement (including, for the avoidance of doubt, performance of obligations under the merger agreement);

(vii)	any change in the market price or trading volume of the common units representing limited partner interests of such party (it being understood and agreed that the exception in this clause (vii) shall not preclude any party from asserting that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change should be deemed to constitute, or be taken into account in determining whether there has been a material adverse effect);

(viii)	any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (viii) shall not preclude any party from asserting that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure should be deemed to constitute, or be taken into account in determining whether there has been, a material adverse effect);

(ix)	changes in any laws or regulations applicable to such party or applicable accounting regulations or the interpretations thereof; and

(x)	any legal proceedings commenced by or involving any current or former member, partner, unitholder or stockholder of such party (on their own behalf or on behalf of such party) arising out of or related to the merger agreement or the transactions contemplated hereby;

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in clauses (i), (ii), (iii) or (iv) will be taken into account for purposes of determining whether or not a material adverse effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately and adversely affects such party, as compared to other similarly situated companies operating in the industries in which such party operates.

QRE Unitholder Approval

QRE has agreed to hold a special meeting of QRE unitholders as soon as is practicable after the date of the merger agreement for the purpose of such unitholders voting on the adoption of the merger agreement and the transactions contemplated thereby. The merger agreement requires QRE to call, give notice of and hold the QRE special meeting (i) even if the board of directors of QRE GP no longer recommends adoption of the merger agreement and (ii) irrespective of the making, commencement, disclosure, announcement or submission of any alternative proposal (as defined below) or superior proposal (as defined below). In addition, unless the merger agreement is validly terminated as described in “—Termination of the Merger Agreement,” QRE will not submit any superior proposal to a vote of the QRE unitholders or (without Breitburn’s prior written consent) adjourn, postpone or cancel (or propose, publicly or otherwise, or resolve to, to adjourn, postpone or cancel) the QRE special meeting except for such postponements or adjournments made (i) in the absence of proxies sufficient to obtain the QRE unitholder approval, to solicit additional proxies for the purpose of obtaining QRE unitholder approval, (ii) in the absence of a quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that QRE has determined after consultation with outside legal counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by QRE unitholders prior to the QRE special meeting.

For purposes of the merger agreement, the term “alternative proposal” means any proposal or offer, which was not solicited after the date of the merger agreement, from any “person” (as defined in the merger agreement) or “group” (as defined in Section 13(d) of the Exchange Act), other than Breitburn and its subsidiaries, relating to any direct or indirect acquisition (whether in a single transaction or a series of related transactions), of assets of QRE equal to 20% or more of the consolidated assets of QRE or to which 20% or more of QRE’s revenues or earnings are attributable, direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of any class of QRE’s equity securities, tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of QRE’s equity securities, or merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving QRE which is structured to permit such person or group to acquire beneficial ownership of at least 20% of QRE’s consolidated assets or equity interests; in each case, other than the transactions contemplated by the merger agreement.

For purposes of the merger agreement, the term “superior proposal” means a written offer, which was not solicited after the date of the merger agreement, obtained after the date of the merger agreement, to acquire, directly or indirectly, more than 75% of the outstanding equity securities of QRE or more than 75% of the assets of QRE and its subsidiary, made by a third party, which did not result from a breach of the “no solicitation” provisions (as described below) and which is on terms and conditions which the board of directors of QRE GP determines in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable from a financial point of view to QRE unitholders than the transactions contemplated by the merger agreement, taking into account at the time of determination relevant financial considerations, the identity of the person making such offer, the anticipated timing, conditions and prospects for completion of the transactions contemplated by such offer, the other terms and conditions of such offer and the implications thereof on QRE, including relevant legal, regulatory and other aspects of such offer and any changes to the terms of the merger agreement that as of that time had been committed to by Breitburn in writing.

No Solicitation by QRE of Alternative Proposals

The merger agreement contains detailed provisions prohibiting QRE from seeking an alternative proposal to the merger. Under these “no solicitation” provisions, QRE has agreed that it will not, and will cause its subsidiaries and its and their respective directors, officers and employees not to, and will use its reasonable best efforts to cause their respective other representatives not to, directly or indirectly:

•	initiate, solicit, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that would reasonably be expected to lead to an alternative proposal; or

•	enter into or participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or that could reasonably be expected to lead to, any alternative proposal.

In addition, the merger agreement requires QRE to, and to cause its subsidiaries and its and their respective directors, officers and employees to, and to use its reasonable best efforts to cause their respective other representatives to, cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative proposal and request the return or destruction of all confidential information previously provided to any such persons.

Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances at any time prior to QRE unitholders voting in favor of adopting the merger agreement, QRE may furnish information, including confidential information, with respect to it and its subsidiaries to, and participate in discussions or negotiations with, any third party that makes a written alternative proposal (which was not solicited after the execution of the merger agreement and that did not result from a violation of the no solicitation restrictions described above) that the QRE GP board of directors believes is bona fide, and (after consultation with its financial advisors and outside legal counsel) that the QRE GP board of directors determines in good faith constitutes or would reasonably be expected to lead to or result in a superior proposal, provided that:

•	at least 24 hours prior to furnishing any such non-public information to, or entering into discussions or negotiations with, such person, QRE gives Breitburn written notice of the identity of such person and QRE’s intention to furnish non-public information to, or enter into discussions or negotiations with, such person, and QRE receives from such person, and delivers to Breitburn a copy of, an executed confidentiality agreement containing provisions, including limitations on the use and disclosure of non-public written and oral information furnished to such person by or on behalf of QRE, not materially less favorable to QRE than the provisions of the confidentiality agreement in effect between QRE and Breitburn; and

•	QRE provides Breitburn with any non-public information about QRE and its subsidiaries that was not previously provided or made available to Breitburn prior to or substantially concurrently with providing or making available such non-public information to such other person.

QRE has also agreed in the merger agreement that it (i) will promptly, and in any event within 24 hours after receipt, advise Breitburn in writing of any alternative proposal (or any changes thereto) and the material terms and conditions of any such alternative proposal, including the identity of such person making such alternative proposal and (ii) will provide Breitburn with copies of all written proposals or draft agreements received by QRE or its representatives setting forth the terms and conditions of, or otherwise relating to, such alternative proposal. In addition, QRE will keep Breitburn reasonably informed of all material developments with respect to the status and terms of any such alternative proposals, offers, inquiries or requests (and promptly provide Breitburn with copies of any written proposals received by it or that QRE has delivered to any third party making an alternative proposal that relate to such alternative proposal) and of the status of any such discussions or negotiations.

QRE has also agreed in the merger agreement that neither it, QRE GP nor any of the subsidiaries of QRE will enter into any agreement with any person subsequent to the date of the merger agreement that prohibits QRE from providing any information to Breitburn in accordance with the “no solicitation” provisions (including those described above).

Change in QRE GP Board Recommendation

The merger agreement provides that the board of directors of QRE GP will not (i) withdraw, modify or qualify, in a manner adverse to Breitburn, the recommendation of the QRE GP board of directors that QRE’s unitholders adopt the merger agreement, (ii) fail to include such recommendation in this proxy statement/prospectus or (iii) publicly approve or recommend, or publicly propose to approve or recommend, any alternative proposal. QRE taking or failing to take, as applicable, any of the actions described above is referred to as a “partnership change in recommendation.” The merger agreement also provides that the board of directors of QRE GP will not: (i) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow

QRE or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with any alternative proposal; (ii) fail to announce publicly within 10 business days after a tender offer or exchange offer relating to the QRE units shall have been commenced that the QRE GP board of directors recommends rejection of such tender offer or exchange offer and reaffirming the recommendation of the QRE GP board of directors that QRE’s unitholders adopt the merger agreement; or (iii) resolve, agree or publicly propose to, or permit QRE or any of its representatives to agree or publicly propose to, take any of the actions referred to in this paragraph.

Notwithstanding the terms described above, if (i) QRE receives a written alternative proposal (and such proposal is not withdrawn) that the board of directors of QRE GP believes is bona fide, (ii) such alternative proposal did not result from a violation of the no solicitation provisions described above and (iii) the QRE GP board of directors determines, after consultation with its financial advisors and outside legal counsel, that such alternative proposal constitutes a superior proposal, then the QRE GP board of directors may at any time prior to obtaining the QRE unitholder approval, terminate the merger agreement and pay Breitburn the termination fee (described below in “—Termination Fee”) and/or effect a partnership change in recommendation; provided, however, that the board of directors of QRE GP may not take such action pursuant to the foregoing unless, prior to taking such action:

•	QRE has provided prior written notice to Breitburn, generally at least three business days in advance, specifying in reasonable detail the reasons for such action (including a description of the material terms, and any amendment to the material terms, of such superior proposal and delivering Breitburn a copy of the proposed definitive agreement providing for the alternative proposal for such superior proposal in the form to be entered into and any other relevant proposed transaction agreements); and

•	QRE has negotiated with Breitburn in good faith (to the extent Breitburn desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that such superior proposal ceases to constitute (in the determination of the QRE GP board of directors, after consultation with its financial advisors and outside legal counsel) a superior proposal;

Other than in connection with an alternative proposal, the merger agreement also permits the board of directors of QRE GP to make a partnership change in recommendation in response to an “intervening event” (as described below) at any time prior to obtaining the approval of the QRE unitholders of the merger agreement, but only if:

•	prior to making such partnership change in recommendation, the QRE GP board of directors determines in good faith, after consultation with and considering the advice of QRE’s outside legal counsel, that failure to take such action would be inconsistent with its duties under applicable Delaware law, QRE’s partnership agreement or QRE GP’s limited liability company agreement;

•	QRE has given at least three business days’ advance written notice to Breitburn that the QRE GP board of directors intends to take such action (which notice shall specify in reasonable detail the reasons for such action); and

•	During the aforementioned period, QRE has negotiated, and has used reasonable best efforts to cause its financial advisors and outside legal counsel to negotiate, with Breitburn in good faith (to the extent Breitburn desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so as to permit the QRE GP board of directors (in its judgment, after consultation with its financial advisors and outside legal counsel) to determine that it would not be inconsistent with its duties under applicable Delaware law, QRE’s partnership agreement and QRE GP’s limited liability company agreement for the QRE GP board of directors not to make such partnership change in recommendation;

After compliance with the foregoing procedures, if the board of directors of QRE GP still determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make a partnership change in recommendation would be inconsistent with its duties under applicable Delaware law, QRE’s partnership agreement or QRE GP’s operating agreement, then the QRE GP board of directors may, at any time prior to obtaining the QRE unitholder approval, effect a partnership change in recommendation.

As used in the merger agreement, subject to certain exceptions set forth therein, an “intervening event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the board of directors of QRE GP on the date of the merger agreement (or if known, the consequences of which were not known or reasonably foreseeable by the QRE GP board of directors as of such date), which becomes known to the QRE GP board of directors prior to the receipt of QRE unitholder approval (excluding, among other things as further set forth in the merger agreement, the receipt, existence, potential for or terms of an alternative proposal or any matter relating thereto or consequence thereof).

Notwithstanding the restrictions discussed above, QRE and the QRE GP board of directors may disclose information to QRE’s unitholders as contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or as otherwise required by law. Any “stop-look-and-listen” communication by QRE of the QRE GP board of directors to QRE’s unitholders pursuant to Rule 14d-9(f) will not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Breitburn of, the recommendation of the QRE GP board of directors that QRE’s unitholders adopt the merger agreement.

Merger Consideration

The merger agreement provides that, at the effective time of the merger, (i) each QRE common unit and Class B unit issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.9856 Breitburn common units and (ii) each QRE Class C unit issued and outstanding immediately prior to the effective time will be converted into the right to receive an amount of cash equal to $350 million divided by the number of QRE Class C units outstanding immediately prior to the effective time. However, in no event will Breitburn be obligated to issue in excess of 72,001,686 common units as consideration for the merger. Any QRE securities that are owned by QRE or Breitburn or any of their respective subsidiaries at the effective time will be cancelled without any conversion or payment of consideration in respect thereof.

Breitburn will not issue any fractional units in the merger. Instead, each holder of QRE common units or Class B units that are converted pursuant to the merger agreement who otherwise would have received a fraction of a Breitburn common unit will be entitled to receive, from the exchange agent appointed by Breitburn pursuant to the merger agreement, a cash payment in lieu of such fractional units in an amount equal to the product of (i) the average trading prices of the Breitburn common units over the ten-day period prior to the closing date of the merger and (ii) the fraction of the Breitburn unit that such holder would otherwise be entitled to receive based on exchange ratio discussed above.

Treatment of Equity Awards and Contingent Partnership Class B Units

Under the merger agreement, each QRE Restricted unit that is outstanding and unvested immediately prior to the effective time, automatically and without any action on the part of the holder of such QRE Restricted unit, will vest in full and the restrictions with respect thereto will lapse, and will be converted into the right to receive the unit consideration in accordance with the terms of the merger agreement. In addition, each QRE Performance unit that is outstanding immediately prior to the effective time, automatically and without any action on the part of the holder of such QRE Performance unit, will vest and be settled in a number of QRE common units determined based on actual attainment of the applicable performance goal(s) as of two business days prior to the effective time. At the effective time, the resulting QRE common units will be converted into the right to receive the unit consideration in accordance with the terms of the merger agreement.

Immediately prior to the effective time, a number of Contingent Class B units (as such term is defined in QRE’s partnership agreement) issuable upon a change of control transaction equal to the Adjusted Class B Amount (as defined below) automatically and without any action on the part of the holder thereof, will vest and be issued, the restrictions with respect thereto will lapse and such issued Contingent Class B units will be treated as issued and outstanding QRE Class B units as of immediately prior to the effective time and otherwise subject to the terms of the merger agreement applicable to issued and outstanding QRE Class B units.

For purposes of the merger, the “Adjusted Class B Amount” equals (x) 6,748,067 minus (y) the excess of (A) the number of QRE common units issued in respect of the QRE Performance units as described above over (B) 383,900 and minus (z) the number, if any, of Contingent Class B units issued pursuant to Section 7.4(d) of QRE’s partnership agreement (which provides that QRE should distribute Contingent Class B units on an annual basis if a certain three-part partnership performance test is met).

Adjustments to Prevent Dilution

In the event the outstanding QRE units or Breitburn common units shall have been changed into a different number of units or a different class after the date of the merger agreement by reason of any subdivisions, reclassifications, splits, unit distributions, combinations or exchanges of QRE units or Breitburn common units, the exchange ratio will be correspondingly adjusted to provide to the holders of such QRE common units and QRE Class B units the same economic effect as contemplated by the merger agreement prior to such event.

Withholding

Breitburn, Merger Sub and the exchange agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of QRE units such amounts or securities as Breitburn, Merger Sub or the exchange agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local, or foreign tax law, with respect to the making of such payment or issuance; provided, however, that the exchange agent will provide reasonable notice to the applicable holders of QRE units prior to deducting and withholding any amounts or securities. To the extent that amounts or securities are so deducted and withheld such amounts will be treated for all purposes of the merger agreement as having been paid or issued to the holder of QRE units in respect of whom such deduction and withholding was made by Breitburn or the exchange agent, as the case may be.

Distributions

No distributions declared or made with respect to Breitburn common units with a record date after the effective time will be paid to the holder of any QRE common units or QRE Class B units with respect to the Breitburn common units that such holder would be entitled to receive in accordance with the merger agreement and no cash payment in lieu of fractional Breitburn common units will be paid to any such holder until such holder has delivered the required documentation and surrendered any certificates or book-entry units as contemplated by the merger agreement. Subject to applicable law, each such holder, following compliance with the requirement to deliver the required documentation and surrender any certificates or book-entry units as contemplated by the exchange procedures set forth in the merger agreement, there will be paid to such holder, without interest, promptly after the time of such compliance, the amount of any cash payable in lieu of fractional Breitburn common units to which such holder is entitled and the amount of distributions with a record date after the effective time theretofore paid with respect to Breitburn common units and payable with respect to such Breitburn common units, and promptly after such compliance, or, if later, at the appropriate payment date, the amount of distributions with a record date after the effective time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such Breitburn common units.

Regulatory Matters

See “Proposal 1: The Merger—Regulatory Approvals and Clearances Required for the Merger” for a description of the material regulatory requirements for the completion of the merger.

Breitburn and QRE have agreed to (including to cause their respective subsidiaries to) cooperate with each other and use their reasonable best efforts: (i) to generally take all actions necessary to cause the closing conditions of the merger agreement to be satisfied as promptly as practicable and to consummate the merger (including preparing all necessary documentation to effect all necessary filings, reports, and other documentation), (ii) to obtain promptly (and in any event no later than March 31, 2015) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the merger; (iii) to defend lawsuits or other legal proceedings challenging the merger agreement or the consummation of the merger; (iv) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the merger agreement as promptly as practicable and in any event within 15 business days after the date of the merger agreement and to supply as promptly as practicable any additional information and documentary material that may be requested by any governmental authority pursuant to the HSR Act or any other antitrust law; (iii) promptly inform the other party (and supply the other party with) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other governmental authority and any material communication received or given in connection with any proceeding by a private person, in each case regarding the merger; (v) permit the other party to review in advance and incorporate the other party’s reasonable comments in any communication to be given by it to any governmental authority with respect to obtaining any clearances required under any antitrust law in connection with the transactions contemplated in the merger agreement; (vi) and consult with the other party in advance of any meeting or teleconference with any governmental authority or, in connection with any proceeding by a private person, with any other person, and, to the extent not prohibited by the governmental authority or other person, give the other party the opportunity to attend and participate in such meetings and teleconferences; and (vii) to use reasonable best efforts to cooperate with any filing or submission with a governmental authority in connection with the transaactions contemplated by the merger agreement, including in connection with any investigation or other inquiries by or before a governmental authority relating to the merger.

In addition, Breitburn agrees to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to resolve such objections, if any, that a governmental authority may assert under any antitrust law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any antitrust law that may be asserted by any governmental authority with respect to the merger, in each case, so as to enable the closing to occur as promptly as practicable and in any event no later than March 31, 2015, including, without limitation:

•	proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of Breitburn (or any of its subsidiaries) or QRE or any equity interest in any joint venture held by Breitburn (or any of its subsidiaries) or QRE;

•	creating, terminating or divesting relationships, ventures, contractual rights or obligations of Breitburn (or any of its subsidiaries) or QRE; and

•	otherwise taking or committing to take any action that would limit Breitburn’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Breitburn (including any of its subsidiaries) or QRE or any equity interest in any joint venture held by Breitburn (or any of its subsidiaries) or QRE;

in each case as may be required in order to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations required directly or indirectly under any antitrust law or to avoid the commencement of any action to prohibit the transactions contemplated hereby under any antitrust law, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the merger or delay the closing beyond March 31, 2015.

To assist Breitburn in complying with these obligations, QRE will enter into one or more agreements requested by Breitburn to be entered into prior to the closing of the merger with respect to any transaction to divest, hold separate or otherwise take any action that limits QRE’s freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of QRE or any equity interest in any joint venture held by QRE; provided, however, that the consummation of the transactions provided for in any such agreement will be conditioned upon the closing or satisfaction of all of the conditions to the closing in a case where the closing will occur immediately following such action (and where Breitburn has irrevocably committed to effect the closing immediately following such action).

Notwithstanding anything in the merger agreement to the contrary, nothing in the merger agreement requires Breitburn or Breitburn GP or any of their respective subsidiaries to take or agree to take any divestiture action if doing so would, individually or in the aggregate, result in a material adverse effect on QRE and Breitburn, taken together.

In furtherance of the above, Breitburn and QRE agreed to use reasonable best efforts to contest and resist any administrative or judicial actions or preceedings challenging the merger.

Termination of the Merger Agreement

Breitburn or QRE may terminate the merger agreement at any time prior to the closing by mutual written consent.

In addition, either Breitburn or QRE may terminate the merger agreement at any time prior to the effective time by written notice to the other party:

•	if the closing of the merger has not occurred on or before March 31, 2015 (unless such failure of the closing to occur is due to the failure of the terminating party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such party prior to the closing);

•	if there is in effect a final and nonappealable order of a governmental authority restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement (unless such right to terminate is due to the failure of the terminating party to perform any of its obligations under the merger agreement); or

•	if the QRE special meeting has concluded and the QRE unitholder approval has not been obtained.

In addition, Breitburn may terminate the merger agreement:

•	if a partnership change in recommendation shall have occurred;

•	if QRE has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, or any representation or warranty of QRE becomes untrue, which breach, failure to perform or untruth if it was continuing as of the closing date of the merger agreement would result in the failure of the Additional Breitburn Conditions to be satisfied, and such breach, failure to perform or untruth is incapable of being cured (or become true) or, if capable of being cured (or become true), is not cured (or become true) by the earlier of (i) March 31, 2015 or (ii) within 30 days following receipt by QRE of notice of such breach, failure or untruth from Breitburn;

In addition, QRE may terminate the merger agreement:

•

if Breitburn has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, or any representation or warranty of Breitburn becomes untrue, which breach, failure to perform or untruth if it was continuing as of the closing date of the merger agreement would result in the failure of the Additional QRE Conditions to be satisfied, and such breach, failure to perform or untruth is incapable of being cured (or become true) or, if capable of being cured (or become true), is not cured (or become true) by the earlier of (i) March 31, 2015 or (ii) within 30 days following receipt by Breitburn of notice of such breach, failure or untruth from QRE (such a breach, whether committed by QRE (providing Breitburn a right of termination as described in the above discussion of Breitburn’s termination rights under the merger agreement) or Breitburn (providing QRE a right of termination as described in this paragraph) being referred to herein as a “terminable breach”);

•	in order to enter into a definitive agreement relating to a superior proposal, as long as provided that QRE must concurrently with such termination pay to Breitburn the termination fee (as described below).

In some cases, termination of the merger agreement will (i) require QRE or Breitburn, as the case may be, to reimburse up to $16,425,000 of the other party’s expenses as described below under “—Expenses” and (ii) QRE to pay a termination fee of $64,875,000 to Breitburn, as described below under “—Termination Fee.” Following payment of the termination fee, QRE will not be obligated to pay any additional expenses incurred by Breitburn or its affiliates.

Termination Fee

The merger agreement provides that QRE is required to pay a termination fee of $64,875,000, which is referred to as the termination fee, minus the expenses previously paid or reimbursed by QRE (as described below under “—Expenses”), to Breitburn if:

•	Breitburn terminates the agreement due to a partnership change in recommendation having occurred;

•	QRE terminates the agreement in order to enter into a definitive agreement relating to a superior proposal; or

•	Each of the following occurs:

•	an alternative proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the QRE special meeting (or, if such special meeting has not occurred, prior to the termination of the merger agreement as a result of the failure to consummate the merger prior to March 31, 2015); and

•	the merger agreement is terminated:

•	By either QRE or Breitburn as a result of the failure to consummate the merger prior to March 31, 2015; or

•	By either QRE or Breitburn because the merger agreement was not adopted at the QRE special meeting called for such purpose; or

•	By Breitburn because QRE has committed a “terminable breach” (as described above); and

•	QRE enters into a definitive agreement with respect to, or consummates, an alternative proposal within 12 months after the date the merger agreement is terminated (provided that for purposes of the payment of the termination fee described above, the term “alternative proposal” has the meaning provided under “—QRE Unitholder Approval,” except that the references to “20% or more” will be deemed to be references to “50% or more”).

Following payment of the termination fee, QRE will not be obligated to pay any additional expenses incurred by Breitburn or its affiliates.

Expenses

Generally, all fees and expenses incurred in connection with the transactions contemplated by the merger agreement will be the obligation of the respective party incurring such fees and expenses, except that Breitburn and QRE will each pay one-half of the expenses incurred in connection with (i) the filings required to be made under the HSR Act and (ii) expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus.

In addition, in the event that the merger agreement is terminated by either party because the other party has committed a terminable breach (as described above), then the non-terminating party will pay the terminating party, within two business days, the reasonable and documented out-of-pocket expenses of the terminating party incurred in connection with the negotiation, execution and delivery of the merger agreement and the performance of the transactions contemplated hereby up to an aggregate amount equal to $16,425,000.

Conduct of Business Pending the Consummation of the Merger

Under the merger agreement, QRE has agreed that, until the earlier of the effective time and the termination of the merger, and except (i) as expressly provided by the merger agreement, (ii) as may be required by applicable law or the terms of any QRE employee benefit plan, (iii) as set forth in the disclosure letter delivered by QRE to Breitburn or (iv) with the prior written consent of Breitburn (which consent cannot be unreasonably withheld, conditioned or delayed), QRE will not (and QRE GP will not take any such action on its own behalf or on behalf of QRE), and will cause each of its respective subsidiaries not to:

•	(i) conduct its business and the business of its subsidiaries other than in the ordinary course, including by operating in accordance with its 2014 capital budget as most recently furnished by QRE to Breitburn and/or Breitburn’s representatives prior to the date of the merger agreement, (ii) fail to use reasonable best efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of any party to obtain any approvals required under the HSR Act for the transactions contemplated by the merger agreement;

•	(i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional rights or (ii) enter into any agreement with respect to the foregoing;

•	split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or rights, subject to certain exceptions;

•	sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties, other than (i) in the ordinary course of business, (ii) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $7,500,000, or (iii) any distributions otherwise permitted under the merger agreement;

•	acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity, merge, consolidate or enter into any other business combination transaction with any party, or convert from a limited partnership or limited liability company, as the case may be, to any other business entity;

•	make or declare dividends or distributions (i) to the holders of QRE common units or QRE Class B units that are special or extraordinary distributions or that are in a cash amount in excess of $0.1625 per QRE common unit or QRE Class B unit per month, or (ii) to the holders of QRE Class C units or any other units of or interests in the QRE, other than distributions required under its partnership agreement by reason of regular monthly cash distributions to the holders of QRE common units;

•	amend its Certificate of Limited Partnership or its partnership agreement, or the organizational documents of any subsidiary of QRE;

•	other than in connection with matters contemplated by its 2014 capital budget, enter into any material contract, agreement or arrangement;

•	modify, amend, terminate or assign, or waive or assign any rights under any material agreement or any permit, in each case, in a manner which is materially adverse to QRE and its subsidiaries, taken as a whole, or which would reasonably be expected to prevent or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement;

•	waive, release, assign, settle or compromise any material claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or any injunction or other equitable relief;

•	implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

•	fail to use reasonable best efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

•	(i) change any of its express or deemed elections relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, (iii) amend in any material respect any tax return, or (iv) change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law;

•	take any action or fail to take any action that would reasonably be expected to cause it or any of its subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation;

•	(i) increase in any respect the compensation of its officers or employees whose annual base compensation exceeds $200,000 (provided that QRE will provide prompt written notice to Breitburn of any increase in compensation to any officers or employees), (ii) take any action to increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under, any employee benefit plan, (iii) grant any severance or termination pay to any officer or director of QRE GP or any employee, or (iv) establish, adopt, enter into or materially amend any QRE employee benefit plan;

•	(i) incur, assume, guarantee or otherwise become liable for any indebtedness, other than borrowings under existing revolving credit facilities that is not in excess of $110,000,000 in the aggregate or trade credit in the ordinary course of business, (ii) redeem, repurchase, cancel or otherwise acquire any indebtedness, (iii) enter into any material lease, (iv) create any lien on its property or the property of its subsidiaries in connection with any pre-existing indebtedness or lease, or (v) make or commit to make any capital expenditures in excess of $10,000,000 in the aggregate other than such capital expenditures as are contemplated in QRE’s 2014 budget;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

•	enter into any related party transaction (as such term is defined in the merger agreement); and

•	agree or commit to do anything prohibited in the list above.

Under the merger agreement, the foregoing does not limit or restrict the ability of QRE or its subsidiaries to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with environmental laws, including the release or threatened release of hazardous materials, provided that prompt notice is given to Breitburn.

Under the merger agreement, Breitburn has agreed that, until the earlier of the effective time and the termination of the merger, and except (i) as expressly provided by the merger agreement, (ii) as may be required by applicable law, (iii) as set forth in the disclosure letter delivered by Breitburn to QRE or (iv) with the prior written consent of QRE (which consent cannot be unreasonably withheld, conditioned or delayed), Breitburn will not (and Breitburn GP will not take any such action on its own behalf or on behalf of Breitburn), and will cause each of its respective subsidiaries not to:

•

(i) conduct its business and the business of its subsidiaries other than in the ordinary course, (ii) fail to use reasonable best efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or

(iii) take any action that adversely affects the ability of any party to obtain any approvals required under the HSR Act for the transactions contemplated by the merger agreement;

•	(i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional rights other than such issuances as would not reasonably be expected to adversely affect Breitburn’s ability to comply with its obligations under the merger agreement to increase its monthly distributions to the holders of Breitburn’s common units to at least $0.1733 per unit per month or (ii) enter into any agreement with respect to the foregoing;

•	(i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or rights, except for net unit settlements made in connection with the vesting of restricted units or as required by the terms of its securities outstanding on the date of the merger agreement by any existing Breitburn employee benefit plan;

•	(i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties other than (A) in the ordinary course of business, (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $20,000,000, (C) any acreage swap, joint venture, partnership, joint marketing, joint development or similar strategic transaction or (D) any distributions expressly permitted under the merger agreement; (ii) convert from a limited partnership or limited liability company, as the case may be, to any other business entity or (iii) (A) make any acquisition of any other person or business, or (B) purchase any securities or ownership interests of, or make any investment in or make loans or capital contributions to, any person, in the case of (A) and (B), other than any individual acquisition, purchase, investment or capital contribution not in excess of $400,000,000;

•	make or declare dividends or distributions to the holders of Breitburn common units that are special or extraordinary distributions or that are in a cash amount in excess of $0.1675 per Breitburn common unit per month, other than increases made consistent with past practice pursuant to applicable approvals of Breitburn GP’s board of directors;

•	amend the Breitburn Certificate of Limited Partnership or Breitburn’s partnership agreement other than such amendments as would not reasonably be expected to adversely affect the voting rights of holders of Breitburn common units or Breitburn’s ability to comply with its obligations under the merger agreement to increase its monthly distributions to the holders of Breitburn’s common units to at least $0.1733 per unit per month;

•	modify, amend, terminate or assign, or waive or assign any rights under any material agreement or any permit, in each case, in a manner which would result in a material adverse effect for Breitburn, or which would reasonably be expected to prevent or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement;

•	implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

•	(i) change in any material respect any of its express or deemed elections relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, (iii) amend in any material respect any tax return, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law;

•	take any action or fail to take any action that would reasonably be expected to cause Breitburn or any of its subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; and

•	agree or commit to do anything prohibited in the list above.

Under the merger agreement, the foregoing does not limit or restrict the ability of Breitburn or its subsidiaries to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with environmental laws, including the release or threatened release of hazardous materials, provided that prompt notice is given to QRE.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that, from and after the effective time, to the fullest extent permitted by law, Breitburn and the surviving entity in the merger will indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the effective time, an officer, director or employee of QRE GP, QRE or any of its subsidiaries and also with respect to any such person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not affiliated with QRE) serving at the request of or on behalf of QRE GP, QRE or any of its subsidiaries and together with such person’s heirs, executors or administrators against any losses, claims, damages, liabilities, costs, indemnification expenses, judgments, fines, penalties and amounts paid in settlement resulting therefrom. Additionally, Breitburn will advance to any indemnified party any indemnification expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any claim or action in advance of the final disposition of such claim or action without the requirement of any bond or other security.

The indemnification and advancement obligations of Breitburn and the surviving entity in the merger pursuant to the merger agreement extend to acts or omissions occurring at or before the effective time and any claim or action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the merger and the transactions contemplated by the merger agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any claim or action relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to each indemnified party who has ceased to be a director or officer of QRE or any of its subsidiaries after the date of the merger agreement and inure to the benefit of such person’s heirs, executors and personal and legal representatives.

For a period of six years from the effective time, as required by the merger agreement, Breitburn will maintain in effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the indemnified parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the indemnified parties so long as that substitution does not result in gaps or lapses in coverage or are alleged to have occurred) with respect to matters occurring on or before the effective time, but Breitburn is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date of the merger agreement and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage would cost in excess of that amount. Breitburn may, in its sole discretion, on or prior to the effective time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the effective time that were committed or alleged to have been committed by such indemnified parties in their capacity as such so long as ; provided that in no event shall the cost of such policy, if purchased by Breitburn, exceed six times an amount equal to 300% of the last annual premiums paid thereof prior to the date of the merger agreement by QRE for directors’ and officers’ liability insurance policies and, if such a “tail policy” is purchased, neither Breitburn nor the surviving entity in the merger shall have any further obligations with respect to maintaining directors’ and officers’ liability insurance.

Employee Matters

Pursuant to the merger agreement, Breitburn has agreed that, after completion of the merger, it (or one of its affiliates) will, subject to certain exceptions as provided in the merger agreement:

•	extend offers of employment, which offers shall be effective as of the closing of the merger, to each employee of QRE, Quantum Resources Management, LLC (“QRM”), or any of their respective affiliates that is a field-level employee and certain other business employees;

•	during the 12 months period following the effective time, provide each continuing employee (as defined below) with (i) a base salary or wage rate, as applicable, that is no less favorable than such employee’s base salary or wage rate as of immediately prior to the effective time, (ii) a target annual cash bonus opportunity that is no less favorable than the target annual cash bonus opportunity provided to such employee as of immediately prior to the effective time, and (iii) other health and welfare employee benefits that are substantially comparable, in the aggregate, to the employee benefits provided to such employee as of immediately prior to the effective time;

•	provide to the continuing employees whose employment is terminated at or following the effective time with the severance payments and benefits in accordance with the terms and conditions mutually agreed to between Breitburn and QRE prior to the closing of the merger;

•	cause each compensation or employee benefit plan maintained by Breitburn or any of its affiliates and in which any continuing business employee becomes eligible to participate in, to treat the prior service of such employee with QRM as service rendered to Breitburn or its affiliates, as the case may be, for all purposes (other than vesting under an equity compensation plan or benefit accrual under any defined benefit plan or retiree welfare plan) to the extent that such service crediting does not violate any applicable law or result in duplication of benefits for the same period of service;

•	for purposes of each benefit plan of Breitburn and its subsidiaries providing benefits to the continuing employees after the effective time providing health or welfare benefits to such employees, use commercially reasonable efforts to (i) cause all pre-existing condition exclusions and/or waiting periods, actively-at-work requirements and requirements to show evidence of good health to be waived unless such conditions would not have been waived under the comparable QRE benefit plans in which such employee participated immediately prior to the effective time and (ii) credit each continuing employee and his or her eligible dependents with all deductible payments, co-payments and co-insurance paid by such employee and covered dependents under the medical plans of QRE, QRM or any of their respective affiliates prior to the effective time during the year in which the effective time occurs for the purpose of determining the extent to which any such employee and his or her dependents have satisfied their deductible and whether they have reached the out-of-pocket maximum under the applicable medical plan of Breitburn or any affiliate of Breitburn for such year;

•	to the extent permitted by applicable law, assume and honor all vacation and other paid time off days accrued or earned by but not yet taken by such continuing employee as of the effective time; and

•	take or cause to be taken any and all actions necessary or appropriate, including board approvals, to terminate the QRE LTIP effective as of and contingent upon the closing of the merger;

For purposes of the merger agreement, a “continuing employee” means a business employee of QRE, QRE GP or their affiliates or subsidiaries who commences employment with Breitburn or an affiliate therefor, effective as of the closing of the merger.

Financing Matters

Pursuant to the merger agreement, prior to the effective time of the merger QRE and QRE GP have agreed, at Breitburn’s sole cost and expense, to cooperate, and to cause their respective subsidiaries and representatives to cooperate, as is reasonably necessary with Breitburn in connection with any financing by Breitburn or Breitburn’s subsidiaries in connection with the merger as may be reasonably requested by Breitburn or its representatives.

Breitburn Distributions

Pursuant to the merger agreement, Breitburn agreed to increase its monthly distributions to the holders of its common units to at least $0.1733 per common unit per month, subject to its partnership agreement and Delaware law, effective as of the first full calendar month following the effective time.

Amendment of Merger Agreement

At any time prior to the effective time, whether before or after adoption of the merger agreement by QRE unitholders, the parties may, by written agreement, amend the merger agreement; provided, however, that following approval of the merger and the other transactions contemplated by the merger agreement by QRE unitholders, no amendment or change to the provisions of the merger agreement will be made which by law would require further approval by QRE unitholders without such approval. The merger agreement also provides that, in addition to any approvals required by QRE’s or QRE GP’s partnership documents or pursuant to the merger agreement, any waivers by QRE or QRE GP of, or any amendment or modification of any provisions in the merger agreement other than relating to the conduct of business covenants (except relating to equity issuances) or of the Contingent Class B Waiver or the Class C Agreement must be approved by the conflicts committee.

Remedies; Specific Performance

Under the merger agreement, each of the parties agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms, and each agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided in the merger agreement on the basis that (x) any party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Representations and Warranties

The merger agreement contains representations and warranties made by Breitburn and QRE. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may be intended not as statements of fact or of the condition of the parties to the merger agreement or their respective subsidiaries, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures may not be reflected in the merger agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the merger agreement or such other date or dates as may be specified in the merger agreement and are subject to more recent developments.

The representations and warranties made by both Breitburn and QRE relate to:

•	organization, general authority, standing and similar matters;

•	capitalization;

•	equity interests in other entities;

•	approval and authorization of the merger agreement and the transactions contemplated by the merger agreement and any conflicts created by such transactions;

•	no violations or defaults resulting from the consummation of the transactions contemplated by the merger agreement;

•	required consents and approvals of governmental authorities in connection with the transactions contemplated by the merger agreement;

•	documents filed with the SEC and financial statements included in those documents;

•	internal controls and procedures;

•	absence of undisclosed liabilities since March 31, 2014;

•	absence of certain changes or events from March 31, 2014 through the date of the merger agreement and from the date of the merger agreement through the closing date;

•	compliance with applicable laws and permits;

•	material contracts;

•	environmental matters;

•	reserve reports;

•	title to properties;

•	litigation;

•	information supplied in connection with this proxy statement/prospectus;

•	tax matters;

•	employee benefits;

•	intellectual property;

•	related party transactions;

•	insurance;

•	regulatory matters;

•	derivatives;

•	financial advisors; and

•	absence of additional representations and warranties.

Additional representations and warranties made only by Breitburn relate to the operations of Merger Sub and the financing of the merger.

Additional representations and warranties made only by QRE relate to state takeover statutes and unitholder approval of the merger.

Additional Agreements

The merger agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of specified matters and public announcements. The merger agreement also obligates Breitburn to have Breitburn common units to be issued in connection with the merger approved for listing on the NASDAQ, subject to official notice of issuance, prior to the date of the consummation of the merger.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, the merger agreement provides for the merger of Merger Sub, a subsidiary of Breitburn, with and into QRE, with QRE surviving the merger as a wholly-owned subsidiary of Breitburn.

The pro forma financial statements have been prepared using the acquisition method of accounting for business combinations under U.S. GAAP.

The historical financial information included in the columns entitled “Breitburn” was derived from the unaudited financial statements included in Breitburn’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and its Annual Report on Form 10-K for the year ended December 31, 2013 which are incorporated by reference into this proxy statement/prospectus. The historical financial information included in the columns entitled “QRE” was derived from QRE’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, and Annual Report on Form 10-K for the year ended December 31, 2013, which are attached as Annex E and G, respectively, to this proxy statement/prospectus.

On December 30, 2013, Breitburn completed acquisitions of oil and natural gas properties located in the Permian Basin in Texas from CrownRock, L.P. for approximately $282 million in cash, and in December 2013, Breitburn completed the acquisition of additional interests in certain of the acquired assets in the Permian Basin from other sellers for an additional $20 million (collectively, the “Permian Basin Acquisitions”).

On July 15, 2013, Breitburn completed the acquisition of certain oil and natural gas and midstream assets located in Oklahoma, New Mexico and Texas, certain CO2 supply contracts, certain crude oil swaps and interests in certain entities from Whiting Oil and Gas Corporation (“Whiting”) for approximately $845 million in cash (the “Whiting Acquisition”), including post-closing adjustments.

The unaudited pro forma combined balance sheet at June 30, 2014 has been presented to show the effect as if the merger and the pro forma adjustments had occurred on June 30, 2014. The Whiting Acquisition and the Permian Basin Acquisitions were included in Breitburn’s historical balance sheet at June 30, 2014, and, as such, there are no pro forma adjustments related to the Permian Basin Acquisitions and the Whiting Acquisition.

The unaudited pro forma combined statement of operations for the six months ended June 30, 2014 and for the year ended December 31, 2013 have been presented based on Breitburn’s individual statement of operations, and reflect the pro forma operating results attributable to the merger agreement, the Permian Basin Acquisitions and the Whiting Acquisition as if the merger and acquisitions and the related transactions had occurred on January 1, 2013. Breitburn’s historical statements of operations include operating results from the Permian Basin Acquisitions for the six months ended June 30, 2014 and, as such, there are no pro forma adjustments related to the Permian Basin Acquisitions for this period. Breitburn’s historical statements of operations include operating results from the Whiting Acquisition for the period from July 15, 2013 to June 30, 2014 and, as such, the pro forma adjustments related to the Whiting Acquisition for the period January 1, 2013 to July 15, 2013 are included for the year ended December 31, 2013.

Pro forma data is based on currently available information and certain estimates and assumptions as explained in the notes to the unaudited pro forma combined financial statements. Pro forma data is not necessarily indicative of the financial results that would have been attained had the merger agreement and Permian Basin and Whiting acquisitions occurred on January 1, 2013. As actual adjustments may differ from the pro forma adjustments, the pro forma amounts presented should not be viewed as indicative of operations in future periods.

The unaudited pro forma combined financial information is based on assumptions that Breitburn believes are reasonable under the circumstances and are intended for informational purposes only. Actual results may differ from the estimates and assumptions used. The unaudited pro forma combined financial information is not necessarily indicative of the financial results that would have occurred if these transactions had taken place on the dates indicated, nor is it indicative of future consolidated results.

Breitburn Energy Partners LP and Subsidiaries

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2014

Thousands of dollars	Breitburn Historical	QRE Historical (Note 1)	Pro Forma Adjustments (Note 2)		Breitburn Pro Forma Combined
ASSETS
Current assets
Cash	$9,015	$6,415	$743,174	(b)(c)(d)(e)	$15,430
			(743,174	)(b)(c)(d)(e)
Accounts and other receivables, net	97,630	56,116	—		153,746
Derivative instruments	2,240	15,065	—		17,305
Related party receivables	1,282	4,380	—		5,662
Inventory	9,237	—	—		9,237
Prepaid expenses	393	4,122	—		4,515

Total current assets	119,797	86,098	—		205,895
Equity investments	6,360	—	—		6,360
Property, plant and equipment
Oil and gas properties	4,988,859	2,031,538	(23,818	)(a)	6,996,579
Non-oil and gas assets	30,932	15,033	(277	)(a)	45,688

Property, plant and equipment	5,019,791	2,046,571	(24,095)		7,042,267
Accumulated depletion and depreciation	(1,049,498)	(379,083)	379,083	(a)	(1,049,498)

Net property, plant and equipment	3,970,293	1,667,488	354,988		5,992,769
Other long-term assets
Intangibles	10,282	—	—		10,282
Goodwill	—	—	614,631	(a)	614,631
Derivative instruments	3,631	14,265	—		17,896
Other long-term assets	75,489	57,894	(9,016	)(a)(b)	143,941
			19,574	(c)

Total assets	$4,185,852	$1,825,745	$980,177		$6,991,774

Thousands of dollars	Breitburn Historical	QRE Historical (Note 1)	Pro Forma Adjustments (Note 2)		Breitburn Pro Forma Combined
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$64,329	$42,192	$—		$106,521
Current portion of asset retirement obligation	—	4,356	—		4,356
Derivative instruments	48,827	26,009	—		74,836
Distributions payable	1,833	14,221	—		16,054
Revenue and royalties payable	36,308	—	—		36,308
Wages and salaries payable	10,817	—	—		10,817
Accrued interest payable	19,515	11,563	—		31,078
Accrued liabilities	33,743	10,643	—		44,386

Total current liabilities	215,372	108,984	—		324,356
Credit facility	655,500	715,000	333,600	(a)(b)	2,113,674
			350,000	(d)
			40,000	(e)
			19,574	(c)
Senior notes, net	1,156,618	296,852	(296,852	)(b)	1,156,618
Deferred Class B unit obligation	—	153,749	(153,749	)(f)	—
Deferred income taxes	2,468	2,352	—		4,820
Asset retirement obligation	129,394	156,447	—		285,841
Derivative instruments	41,951	19,471	—		61,422
Other long-term liabilities	4,922	11,857	—		16,779

Total liabilities	2,206,225	1,464,712	292,573		3,963,510
Commitments and contingencies
Equity
Series A preferred units, 8.0 million units issued and outstanding at June 30, 2014 and 0 at December 31, 2013	193,226	—	—		193,226
Common units, 120.2 million units issued and outstanding at June 30, 2014 and 119.2 million at December 31, 2013	1,786,401	—	1,079,305	(f)	2,825,706
			(40,000	)(e)
Class C convertible preferred unitholders (16,666,667 units issued and outstanding as of June 30, 2014 and December 31, 2013)	—	396,639	(396,639	)(d)	—
Public common unitholders (51,618,330 and 51,483,263 units issued and outstanding as of June 30, 2014 and December 31, 2013)	—	63,438	(63,438	)(f)	—
Affiliated common unitholders (7,145,866 units issued and outstanding as of June 30, 2014 and December 31, 2013)	—	(111,288)	111,288	(f)	—
Accumulated other comprehensive income	—	2,912	(2,912	)(a)	—
Noncontrolling interest	—	9,332	—	(a)	9,332

Total equity	1,979,627	361,033	687,604		3,028,264

Total liabilities and equity	$4,185,852	$1,825,745	$980,177		$6,991,774

See the accompanying notes to the unaudited pro forma combined financial statements.

Breitburn Energy Partners LP and Subsidiaries

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2014

Thousands of dollars, except per unit amounts	Breitburn Historical	QRE Historical (Note 1)	Pro Forma Adjustments (Note 3)		Breitburn Pro Forma Combined
Revenues and other income items
Oil, NGLs and natural gas sales	$442,607	$246,786	$—		$689,393
Loss on commodity derivative instruments, net	(167,228)	(88,922)	—		(256,150)
Other revenue, net	2,655	9,143	—		11,798

Total revenues and other income items	278,034	167,007	—		445,041
Operating costs and expenses
Operating costs	165,257	104,724	149	(g)	270,130
Depletion, depreciation and amortization	131,746	64,905	(4,588	)(h)	192,063
General and administrative expenses	35,149	23,922	—		59,071
Loss on sale of assets	420	—	—		420

Total operating costs and expenses	332,572	193,551	(4,439)		521,684

Operating income (loss)	(54,538)	(26,544)	4,439		(76,643)
Interest expense, net of capitalized interest	60,866	26,669	(12,342	)(k)	75,193
Loss on Deferred Class B unit obligation	—	11,972	(11,972	)(l)	—
Other income, net	(773)	(241)	—		(1,014)

Total other expense	60,093	38,400	(24,314)		74,179

Income (loss) before taxes	(114,631)	(64,944)	28,753		(150,822)
Income tax expense (benefit)	(148)	352	—		204

Net income (loss)	(114,483)	(65,296)	28,753		(151,026)
Less: Net income attributable to noncontrolling interest	—	668	—		668

Net income (loss) attributable to the partnership	(114,483)	(65,964)	28,753		(151,694)

Less: Distributions to preferred unitholders	1,833	—	—		1,833

Net income (loss) attributable to common unitholders	$(116,316)	$(65,964)	$28,753		$(153,527)

Basic net loss per unit	$(0.97)				$(0.79)

Diluted net loss per unit	$(0.97)				$(0.79)

Weighted average number of units used to calculate (d)
Basic net income per unit	119,466		72,002	(m)	191,468

Diluted net income per unit	119,466		72,002	(m)	191,468

See the accompanying notes to the unaudited pro forma combined financial statements.

Breitburn Energy Partners LP and Subsidiaries

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2013

Thousands of dollars, except per unit amounts	Breitburn Historical	QRE Historical (Note 1)	Whiting and Permian Basin Acquisitions Historical	Pro Forma Adjustments (Note 3)		Breitburn Pro Forma Combined
Revenues and other income items
Oil, NGLs, and natural gas sales	$660,665	$446,801	$191,648	$—		$1,299,114
Gain (loss) on commodity derivative instruments, net	(29,182)	(1,217)	—	—		(30,399)
Other revenue, net	3,175	8,828	—	—		12,003

Total revenues and other income items	634,658	454,412	191,648	—		1,280,718
Operating costs and expenses
Operating costs	262,822	180,698	43,648	614	(g)	487,782
Depletion, depreciation and amortization	216,495	122,640	—	(11,943	)(h)	373,724
				46,532	(i)
Impairments	54,373	—	—	—		54,373
General and administrative expenses	58,707	43,388	—	(3,397	)(j)	98,698
Loss (gain) on sale of assets	(2,015)	—	—	—		(2,015)

Total operating costs and expenses	590,382	346,726	43,648	31,806		1,012,562

Operating income (loss)	44,276	107,686	148,000	(31,806)		268,156
Interest expense, net of capitalized interest	87,067	48,000	—	(18,952	)(k)	116,115
Other expense, net	(25)	(1,589)	—	—		(1,614)

Total other expense	87,042	46,411	—	(18,952)		114,501

Income (loss) before taxes	(42,766)	61,275	148,000	(12,854)		153,655
Income tax expense (benefit)	905	(353)	—	—		552

Net income (loss)	(43,671)	61,628	148,000	(12,854)		153,103
Less: Net income (loss) attributable to noncontrolling interest	—	(663)	—	—		(663)

Net income (loss) attributable to the partnership	$(43,671)	$60,965	$148,000	$(12,854)		$152,440

Basic net income (loss) per unit	$(0.43)					$0.79

Diluted net income (loss) per unit	$(0.43)					$0.79

Weighted average number of units used to calculate
Basic net income (loss) per unit	101,604			90,724	(m)	192,328

Diluted net income (loss) per unit	101,604			91,088	(m)	192,692

See the accompanying notes to the unaudited pro forma combined financial statements.

Notes to the Unaudited Pro Forma Combined Financial Statements

1.	The QRE Historical Financial Statements

The QRE historical financial statements reflect the balance sheet and results of operations derived from QRE’s audited financial statements as of and for the year ended December 31, 2013 and the unaudited financial statements for the six months ended June 30, 2014. The QRE historical financial statements as presented include the following reclassifications to conform to Breitburn’s financial statement presentation.

Thousands of dollars	QRE Historical As filed	QRE Historical As presented
Balance Sheet as of June 30, 2014
Other property, plant and equipment	$15,033	$—
Non-oil and gas assets	—	15,033

Accrued and Other Liabilities	$78,619	$—
Accounts Payable	—	42,192
Distributions payable	—	14,221
Accrued interest payable	—	11,563
Accrued liabilities	—	10,643

Long-term debt	$1,011,852	$—
Credit facility	—	715,000
Senior notes, net	—	296,852

Income Statement for the Six Months ended June 30, 2014
Other income (expense)
Gain (loss) on commodity derivative contracts, net	$(88,922)	$—
Revenues and other income items
Gain (loss) on commodity derivative instruments, net	—	(88,922)

Production expenses	$97,016	$—
Disposal and related expenses	7,708	—
Operating costs	—	104,724

Depreciation, depletion and amortization	$60,592	$64,905
Accretion of asset retirement obligation	4,313	—

General and administrative expenses	$19,616	$23,922
Acquisition and transaction costs	4,306	—

Income Statement for the Year ended December 31, 2013
Other income (expense)
Gain (loss) on commodity derivative contracts, net	$(1,217)	$—
Revenues and other income items
Gain (loss) on commodity derivative instruments, net	—	(1,217)

Production expenses	$174,101	$—
Disposal and related expenses	6,597	—
Operating costs	—	180,698

Depreciation, depletion and amortization	$115,184	$122,640
Accretion of asset retirement obligation	7,456	—

General and administrative expenses	$41,901	$43,388
Acquisition and transaction costs	1,487	—

2.	Pro Forma Adjustments to the Unaudited Combined Balance Sheet

The merger agreement provides that, at the effective date, each QRE common unit and Class B unit issued and outstanding, or deemed issued (including Contingent Class B units) and outstanding as of immediately prior to the effective time will be converted into the right to receive 0.9856 Breitburn common units. However, in no event will Breitburn be obligated to issue in excess of 72,001,686 common units as consideration for the merger. Using a closing Breitburn unit price at October 13, 2014 of $14.99, the estimated value of Breitburn’s common unit consideration is $1,079.3 million. The final value of Breitburn’s common unit consideration will be determined based on the actual number of Breitburn units issued and the market price of Breitburn’s common units as of the date of acquisition. A five percent increase or decrease in the closing price of Breitburn’s common units, compared to the October 13, 2014 closing price of $14.99, would increase or decrease the value of Breitburn’s common unit consideration by approximately $54 million.

In addition, under the terms of the merger agreement, the holders of QRE Class C units will receive an amount of cash equal to $350 million divided by the number of Class C units outstanding immediately prior to the effective time.

The preliminary estimated purchase price allocation is based on discounted cash flows, quoted market prices and estimates made by management, the most significant assumptions related to the estimated fair values assigned to oil and gas properties. To estimate the fair values of the properties, estimates of oil and gas reserves were prepared by management in consultation with independent engineers. We apply strip pricing to the estimated reserve quantities acquired and used the strip prices available on October 13, 2014 in our valuation below. We also estimate future operating and development costs to arrive at estimates of future net revenues. For estimated proved reserves, the future net revenues are discounted using a weighted average cost of capital of approximately 9%. Accordingly, the pro forma fair value adjustments are preliminary and have been made solely for the purpose of providing pro forma financial statements. The actual fair values of the assets acquired and liabilities assumed may differ materially from the amounts presented in the below purchase price allocation as further analysis is completed. Accordingly, the final allocation of the purchase price may result in different adjustments than those shown in the unaudited pro forma financial statements, and these differences may have a material impact on the accompanying pro forma financial statements and the combined future results of operations and financial position.

(a)	Pro forma adjustments to the Unaudited Combined Balance Sheet at June 30, 2014 reflect the merger and the preliminary estimated purchase price for the QRE merger. The preliminary allocation of the purchase price for the QRE merger is as follows:

Thousands of dollars
Oil and gas properties	$2,007,720 (i)
Non-oil and gas assets—ETSWDC	14,756 (i)
Goodwill	614,631
Other assets acquired net of liabilities assumed	10,933
Current portion of asset retirement obligation	(4,356)
Long-term portion of asset retirement obligation	(156,447)
Credit facility debt assumed	(715,000)
Senior Notes assumed—at fair value	(333,600)
Non-controlling interest	(9,332)

Total common unit and cash consideration	$1,429,305

i.	The estimated fair value of the oil and gas properties is $2,007.7 million. QRE Historical accumulated depletion and depreciation was eliminated by a pro forma adjustment of $379.1 million, resulting in a fair value pro forma adjustment of $355.0 million.

QRE owns a 59% ownership interest in East Texas Salt Water Disposal Company (“ETSWDC”), a saltwater disposal company, and it consolidates the results for this company as it holds a majority interest. At June 30, 2014, the fair value was approximately $14.8 million, which is reflected in non-oil and gas assets. The non-controlling interest for ETSWDC at June 30, 2014 was $9.3 million.

(b)	QRE’s senior notes have a face value of $300 million, a net book value of $296.9 million and a fair value of $333.6 million. We assume the senior notes are retired and are refinanced with borrowings under our credit facility, and, as such, pro forma adjustments include a reduction to senior notes of $296.9 million, an increase to credit facility debt of $333.6 million and a reduction of other long-term assets by $9.0 million, to eliminate QRE’s debt issuance costs associated with its senior notes and existing credit facility, which will be refinanced under our new credit facility (see (c) below).

(c)	Other long-term assets and credit facility debt reflect $19.6 million in pro forma adjustments for borrowings to fund estimated debt issuance costs related to the expected increase in our borrowing base from $1.6 billion to $2.5 billion. The debt issuance costs are amortized over an assumed five-year term.

(d)	Reflects $350 million of pro forma borrowings under our credit facility to pay the holders of QRE Class C convertible preferred units and a pro forma adjustment of $396.6 million to eliminate the book value of QRE Class C convertible preferred units.

(e)	Reflects borrowings to pay $40 million in estimated transaction costs, consisting of investment banking fees, legal fees and other merger-related transaction costs. The transaction costs are excluded from the pro forma statements of operations, and instead included as an adjustment to common unit equity, as they reflect non-recurring charges not expected to have a continuing impact on the combined results.

(f)	Based on the terms of the merger agreement, holders of QRE common units and Class B units (including Contingent Class B units) will receive approximately 72 million Breitburn common units, or 0.9856 Breitburn common unit for each QRE common unit or Class B unit. As such, pro forma adjustments include $1,079.3 million for the issuance of Breitburn common units. In addition, pro forma adjustments to eliminate QRE’s historical equity accounts include $153.7 million for the Class B unit obligation, $63.4 million for QRE common units held by the public and $111.3 million for QRE common units held by affiliates.

3.	Pro Forma Adjustments to the Unaudited Combined Statements of Operations

The unaudited pro forma combined statements of operations have been adjusted as follows:

(g)	For the six months ended June 30, 2014 and the year ended December 31, 2013:

Reflects an increase in operating costs of $0.1 million and $0.6 million, respectively, to account for geological, geophysical and delay rental expenditures using the successful efforts method rather than the full cost method used by QRE.

(h)	For the six months ended June 30, 2014:

Reflects a $4.6 million decrease in depletion, depreciation and amortization (“DD&A”) calculated using the fair value of QRE’s oil and gas properties.

For the year ended December 31, 2013:

Reflects an $11.9 million decrease in DD&A calculated using the fair value of QRE’s oil and gas properties.

(i)	Reflects $46.5 million of incremental DD&A related to the oil and gas properties acquired in the Permian Basin and Whiting acquisitions.

(j)	Reflects $1.1 million in incremental general and administrative (“G&A”) expenses for the Permian Basin and Whiting acquisitions and an adjustment to remove acquisition transaction costs from G&A expenses related to the Whiting assets of $4.5 million.

(k)	For the six months ended June 30, 2014:

Reflects a $12.3 million decrease in interest expense associated with QRE’s debt, assuming the retirement of QRE’s senior notes and the refinancing of all debt under our new credit facility (as detailed in 2 (a) through 2 (e) above). The assumed variable rate was 2.279% for the six months ended June 30, 2014. If the variable interest rate increased or decreased by 0.125% from the assumed variable rate, the six month ended June 30, 2014 pro forma interest expense would have increased or decreased by $2.4 million.

For the year ended December 31, 2013:

Reflects a $19.0 million decrease in interest expense attributable to the elimination of QRE’s historical interest expense of $48.0 million, partially offset by $29.0 million of interest expense associated with borrowings to fund the QRE merger and the Whiting and Permian Basin acquisitions. The assumed variable rate was 2.189% for the year ended December 31, 2013. If the variable interest rate increased or decreased by 0.125% from the assumed variable rate, the year ended December 31, 2013 pro forma interest expense would have increased or decreased by $2.2 million.

(l)	For the six months ended June 30, 2014:

Eliminate the $12.0 million loss on Deferred Class B unit obligation based on the terms of the merger agreement (see 4 (f) above for a discussion of the Class B units).

(m)	For the six months ended June 30, 2014:

Give effect, as of January 1, 2013, of the 72.0 million Breitburn common units issued as partial consideration for the merger to the denominator for calculating net income (loss) per unit.

For the year ended December 31, 2013:

Give effect, as of January 1, 2013, of the 72.0 million Breitburn common units issued as partial consideration for the merger to the denominator for calculating net income (loss) per unit, and the Breitburn common units issued for the February 2013 and November 2013 equity offerings. Also, include weighted average participating securities and dilutive units (previously not included in the denominator of net income (loss) per unit) as the pro forma combined statement of operations is in an income position compared to a loss position for Breitburn’s historical statement of operations.

4. Supplemental Oil and Gas Information (Unaudited)

The following table sets forth certain unaudited pro forma information regarding estimates of Breitburn’s proved crude oil, natural gas and NGL reserves for the year ended December 31, 2013, giving effect to the merger as if it had occurred on January 1, 2013. Because reserve estimates are inherently imprecise and require extensive judgments of reservoir engineering data, they are generally less precise than estimates made in conjunction with financial disclosures.

	Breitburn Historical				QRE Historical				Breitburn Pro Forma
	Total (MBoe)	Crude oil (in MBbls)	NGL (in MBbls)	Natural Gas (in MMcf)	Total (MBoe)	Crude oil (in MBbls)	NGL (in MBbls)	Natural Gas (in MMcf)	Total (MBoe)	Crude oil (in MBbls)	NGL (in MBbls)	Natural Gas (in MMcf)
Net proved reserves

Beginning Balance	149,398	73,593	5,381	422,545	99,110	56,838	10,552	190,320	248,508	130,431	15,933	612,865
Revision of previous estimates	13,696	(3,312)	2,678	85,985	3,671	8,429	241	(29,997)	17,367	5,117	2,919	55,988
Purchase of previous reserves in-place	60,933	47,655	8,223	30,331	7,393	7,229	163	3	68,326	54,884	8,386	30,334
Sale of reserves in-place	(91)	(91)	—	—	—	—	—	—	(91)	(91)	—	—
Extensions, discoveries and other	1,317	1,014	48	1,527	5,443	4,342	616	2,912	6,760	5,356	664	4,439
Production	(10,983)	(5,651)	(640)	(28,156)	(6,535)	(3,823)	(796)	(11,497)	(17,518)	(9,474)	(1,436)	(39,653)

Ending Balance	214,271	113,208	15,690	512,233	109,081	73,015	10,776	151,741	323,352	186,223	26,467	663,974

Proved developed reserves
Beginning Balance	119,721	56,688	2,469	363,378	74,562	44,487	8,125	131,700	194,283	101,175	10,594	495,078
Ending Balance	173,421	86,271	10,236	461,485	92,696	61,492	9,505	130,201	266,117	147,763	19,741	591,686

Proved undeveloped reserves
Beginning Balance	29,677	16,905	2,912	59,167	24,549	12,351	2,427	58,620	54,226	29,256	5,339	117,787
Ending Balance	40,850	26,938	5,454	50,748	16,385	11,524	1,272	21,540	57,235	38,462	6,726	72,288

Unweighted average first-day-of-the-month oil and natural gas prices used to determine our total estimated proved reserves as of December 31, 2013 were $96.94 per Bbl of oil and $3.67 per MMBtu of gas.

Summarized in the following table is information for Breitburn’s unaudited pro forma standardized measure of discounted cash flows relating to estimated proved reserves as of December 31, 2013, giving effect to the merger. The standardized measure of discounted future net cash flows was determined based on the economic conditions in effect at December 31, 2013. The disclosures below do not purport to present the fair market value of Breitburn’s oil and gas reserves. An estimate of the fair market value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future changes in prices and costs, a discount factor more representative of the time value of money and risks inherent in reserve estimates. The pro forma standardized measure of discounted future net cash flows is presented as follows:

Thousands of dollars	Breitburn Historical	QRE Historical	Breitburn Pro Forma
Future cash inflows	$13,187,507	$8,264,552	$21,452,059
Future production and development costs	(6,666,514)	(4,108,224)	(10,774,738)

Future net cash flows	6,520,993	4,156,328	10,677,321
Discounted at 10% per year	(3,295,145)	(2,112,944)	(5,408,089)

Standardized measure of discounted future net cash flows	$3,225,848	$2,043,384	$5,269,232

The following table sets forth unaudited pro forma information for the principal sources of changes in the standardized measure of discounted future net cash flows for the year ended December 31, 2013, giving effect to the merger:

Thousands of dollars	Breitburn Historical	QRE Historical	Breitburn Pro Forma
Beginning balance	$1,989,895	$1,606,841	$3,596,736

Sales, net of production expense	(397,843)	(272,700)	(670,543)
Net change in sales and transfer prices, net of production expense	259,186	121,459	380,645
Previously estimated development costs incurred during year	176,253	12,146	188,399
Changes in estimated future development costs	(140,105)	38,493	(101,612)
Extensions, discoveries and improved recovery, net of costs	28,445	171,240	199,685
Purchase of reserves in place	1,044,004	170,811	1,214,815
Sale of reserves in-place	(2,694)	—	(2,694)
Revision of quantity estimates and timing of estimated production	69,718	34,410	104,128
Accretion of discount	198,989	160,684	359,673

Ending balance	$3,225,848	$2,043,384	$5,269,232

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the merger that may be relevant to QRE unitholders and Breitburn common unitholders. Unless otherwise noted, the legal conclusions set forth in the discussion relating to the consequences of the merger to QRE and its unitholders are the opinion of Vinson & Elkins L.L.P., counsel to QRE, as to the material U.S. federal income tax consequences relating to those matters. Unless otherwise noted, the legal conclusions set forth in the discussion relating to the consequences of the merger to Breitburn and its unitholders are the opinion of Latham & Watkins, LLP, counsel to Breitburn, as to the material U.S. federal income tax consequences relating to those matters. This discussion is based upon current provisions of the Code, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

This discussion does not purport to be a complete discussion of all U.S. federal income tax consequences of the merger. Moreover, the discussion focuses on QRE unitholders and Breitburn common unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes) and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, employee benefit plans, foreign persons, financial institutions, insurance companies, real estate investment trusts (REITs), individual retirement accounts (IRAs), mutual funds, traders in securities that elect mark-to-market, persons who hold QRE units or Breitburn common units as part of a hedge, straddle or conversion transaction, persons who acquired QRE units or Breitburn common units by gift, or directors and employees of QRE that received (or are deemed to receive) QRE units as compensation or through the exercise (or deemed exercise) of options, unit appreciation rights, phantom units or restricted units granted under a QRE equity incentive plan. Also, the discussion assumes that the QRE units and Breitburn common units are held as capital assets at the time of the merger (generally, property held for investment).

Neither QRE nor Breitburn has sought a ruling from the IRS with respect to any of the tax consequences discussed below, and the IRS would not be precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below. Some tax aspects of the merger are not certain, and no assurance can be given that the below-described opinions and/or the statements contained herein with respect to tax matters would be sustained by a court if contested by the IRS. Furthermore, the tax treatment of the merger may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Accordingly, QRE and Breitburn strongly urge each QRE unitholder and Breitburn common unitholder to consult with, and depend upon, such unitholder’s own tax advisor in analyzing the U.S. federal, state, local and foreign tax consequences particular to the unitholder of the merger.

Tax Opinions Required as a Condition to Closing

No ruling has been or will be requested from the IRS with respect to the tax consequences of the merger. Instead, QRE and Breitburn will rely on the opinions of their respective counsel regarding the tax consequences of the merger.

It is a condition of Breitburn’s obligation to complete the merger that Breitburn receive an opinion of its counsel, Latham & Watkins, LLP, to the effect that for U.S. federal income tax purposes:

•	Breitburn will not recognize any income or gain as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code;

•	no gain or loss will be recognized by a holder of Breitburn common units as a result of the merger other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code; and

•	at least 90% of the combined gross income of Breitburn and QRE for all of calendar year 2013 and all calendar quarters of 2014 ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

It is a condition of QRE’s obligation to complete the merger that QRE receive an opinion of its counsel, Vinson & Elkins L.L.P., to the effect that for U.S. federal income tax purposes:

•	except to the extent the cash consideration received by holders of the QRE Class C units and any cash received in lieu of fractional Breitburn common units causes the transaction to be treated as a Disguised Sale, QRE will not recognize any income or gain as a result of the merger other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code;

•	except to the extent the cash consideration received by holders of the QRE Class C units and any cash received in lieu of fractional Breitburn common units causes the transaction to be treated as a Disguised Sale, holders of QRE common units will not recognize any income or gain as a result of the merger other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code; and

•	at least 90% of the gross income of QRE for all of calendar year 2013 and all calendar quarters of 2014 ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

The opinion of Vinson & Elkins L.L.P. will not extend to any QRE common unitholder who acquired common units from QRE in exchange for property other than cash.

The opinions of counsel will assume that the merger will be consummated in the manner contemplated by, and in accordance with, the terms set forth in the merger agreement and described in this proxy statement/prospectus. In addition, the tax opinions delivered to Breitburn and QRE at closing will be based upon certain factual assumptions, representations and covenants made by the officers of Breitburn, Breitburn GP, QRE and QRE GP and any of their respective affiliates. If either Breitburn or QRE waives the receipt of the requisite tax opinion as a condition to closing and the changes to the tax consequences would be material, then this proxy statement/prospectus will be amended and recirculated and unitholder approval will be resolicited. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, no assurance can be given that the above-described opinions will be sustained by a court if contested by the IRS.

Assumptions Related to the U.S. Federal Income Tax Treatment of the Merger

The discussion below assumes that Breitburn will be classified as a partnership for U.S. federal income tax purposes at the time of the merger. Please read the discussion of the opinion of Latham & Watkins, LLP that Breitburn is classified as a partnership for U.S. federal income tax purposes under “Material U.S. Federal Income Tax Consequences of Breitburn Common Unit Ownership—Partnership Status” below. The discussion below also assumes that QRE will be classified as a partnership for U.S. federal income tax purposes at the time of the merger. Please read the discussion of the opinion of Vinson & Elkins L.L.P. that QRE is classified as a partnership for U.S. federal income tax purposes under “Material U.S. Federal Income Tax Consequences of the Merger—U.S. Federal Income Tax Treatment of the Merger.” Following the merger, a holder of QRE common units that receives Breitburn common units will be treated as a partner in Breitburn regardless of the U.S. federal income tax classification of QRE.

Additionally, the discussion below assumes that all of the liabilities of QRE that are deemed assumed by Breitburn in the merger qualify for an exception to the “disguised sale” rules. Breitburn and QRE believe that such liabilities qualify for one or more of the exceptions to the “disguised sale” rules and intend to take the position that neither Breitburn nor QRE will recognize any income or gain as a result of the “disguised sale” rules.

U.S. Federal Income Tax Treatment of the Merger

Upon the terms and subject to the conditions set forth in the merger agreement, QRE will merge with and into Breitburn and all QRE units will be converted into the right to receive Breitburn common units and cash. For U.S. federal income tax purposes, the merger will be a “merger” of Breitburn and QRE within the meaning of Treasury Regulations promulgated under Section 708 of the Code, with Breitburn being treated as the continuing partnership and QRE being treated as the terminated partnership.

As a result, the following is deemed to occur for U.S. federal income tax purposes: (1) the Class C unitholders will be treated selling their interests in QRE to Breitburn in a taxable transaction (2) QRE will be deemed to contribute its assets (subject to its liabilities) to Breitburn in exchange for the issuance to QRE of (i) Breitburn common units (ii) the assumption of QRE’s liabilities and (iii) any cash received in lieu of fractional Breitburn units, and (3) QRE will be deemed to liquidate, distributing Breitburn common units and cash to the holders of QRE common units in exchange for such QRE units (the “Assets-Over Form”). QRE will take the position that the cash received in lieu of fractional Breitburn common units will be treated as received by QRE in connection with the merger. If the treatment of the cash in lieu of fractional Breitburn common units were challenged, a QRE unitholder may be treated as having made a taxable sale of a portion of its QRE units to Breitburn in exchange for the fractional cash and would recognize gain or loss equal to the difference between the cash received and such unitholder’s tax basis in its QRE units deemed sold to Breitburn.

The remainder of this discussion, except as otherwise noted, assumes that the merger and the transactions contemplated thereby will be treated for U.S. federal income tax purposes in the manner described above. For the purposes of this discussion under “U.S. Federal Income Tax Treatment of the Merger” with respect to QRE and its unitholders and based upon the factual representations made by QRE and its general partner, Vinson & Elkins L.L.P. is of the opinion that QRE will be treated as a partnership for federal income tax purposes immediately preceding the merger. The representations made by QRE and its general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation: (a) neither QRE nor any of its operating subsidiaries has elected to be treated as a corporation for federal income tax purposes; (b) for each taxable year, more than 90% of QRE’s gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and (c) each hedging transaction that QRE treats as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas, or products thereof that are held or to be held by QRE in activities that Vinson & Elkins L.L.P. has opined result in qualifying income.

Tax Consequences of the Merger to QRE

Under the Assets-Over Form, QRE will be deemed to contribute all of its assets to Breitburn in exchange for Breitburn common units, the assumption of QRE’s liabilities, and cash in lieu of fractional Breitburn common units. In general, the deemed contribution of assets from QRE to Breitburn in exchange for Breitburn common units will not result in the recognition of gain or loss by QRE. The deemed receipt of cash by QRE, however, could give rise to the recognition of taxable gain by QRE, and any such taxable gain would be allocated to the QRE unitholders pursuant to the QRE partnership agreement. First, the deemed receipt of cash by QRE could give rise to a partial taxable “disguised sale” of assets from QRE to Breitburn under section 707(a)(2)(B) of the Code. Under Section 707 of the Code and the Treasury Regulations thereunder, a transfer of property by a partner to a partnership, coupled with a related transfer of money or other consideration (other than a partnership interest) by the partnership to such partner (including the partnership’s assumption of, or taking of property subject to, certain liabilities), may be characterized, in part, as a “disguised sale” of property, rather than as a non-taxable contribution of the property to the partnership. If the merger were characterized, in part, as a “disguised sale” of property by QRE, such disguised sale could result in substantial additional amounts of taxable gain being allocated to the QRE unitholders. The deemed receipt of cash from Breitburn qualifies for one or more exceptions to “disguised sale” treatment and therefore will not be treated as part of a disguised sale of property by QRE to Breitburn. Second, the deemed receipt of cash by QRE could also result in the recognition of taxable gain if the amount of such cash exceeds QRE’s adjusted tax basis in its interest in Breitburn. QRE expects that the amount of cash it will be deemed to receive in the merger will not exceed its adjusted tax basis in Breitburn.

Tax Consequences of the Merger to QRE Unitholders

Under the Assets-Over Form, holders of QRE common units will be deemed to receive distributions in liquidation of QRE consisting of Breitburn common units and any cash in lieu of fractional Breitburn units. In general, the receipt of Breitburn common units will not result in the recognition of taxable gain or loss to such unitholders. The receipt of cash by a holder of QRE common units (including, as discussed below, a deemed distribution of cash resulting from a net reduction in the amount of nonrecourse liabilities allocated to such unitholder) will result in the recognition of taxable gain if such receipt exceeds the adjusted tax basis in the QRE common units surrendered in the merger. The receipt of Breitburn units and cash may trigger taxable gain under the disguised sale rules of section 707(a)(2)(B) of the Code for a holder of QRE common units that contributed property in exchange for QRE units.

As a partner in QRE, a holder of QRE common units is entitled to include the nonrecourse liabilities of QRE attributable to its QRE units in the tax basis of its QRE units. As a partner in Breitburn after the merger, a holder of QRE common units units will be entitled to include the nonrecourse liabilities of Breitburn attributable to the Breitburn common units received in the merger in the tax basis of such units received. The nonrecourse liabilities of Breitburn will include the nonrecourse liabilities of QRE after the merger. The amount of nonrecourse liabilities attributable to a QRE unit or a Breitburn common unit is determined under complex regulations under Section 752 of the Code.

If the nonrecourse liabilities attributable to the Breitburn common units received by a holder of QRE common units in the merger exceed the nonrecourse liabilities attributable to the QRE units surrendered by such QRE unitholder in the merger, such QRE unitholder’s tax basis in the Breitburn common units received will be correspondingly higher than such unitholder’s tax basis in the QRE units surrendered. If the nonrecourse liabilities attributable to the Breitburn common units received by a holder of QRE common units in the merger are less than the nonrecourse liabilities attributable to the QRE units surrendered by such QRE unitholder in the merger, such QRE unitholder’s tax basis in the Breitburn common units received will be correspondingly lower than the unitholder’s tax basis in the QRE units surrendered. Please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Basis and Holding Period of the Breitburn Common Units Received” below.

Any reduction in liabilities described in the preceding paragraph will be treated as a deemed cash distribution to a holder of QRE common units. Additionally, a holder of QRE common units will be treated as receiving a cash distribution as a result of the receipt of cash in lieu of fractional units in the merger. If the amount of any such actual or deemed distributions of cash to a holder of QRE common units exceeds such QRE unitholder’s tax basis in the QRE units surrendered, such QRE unitholder will recognize taxable gain in an amount equal to such excess. While there can be no assurance, Breitburn and QRE expect that most holders of QRE common units will not recognize gain in this manner. However, the application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty. There can be no assurance that a holder of QRE common units will not recognize gain as a result of the distributions deemed received by such QRE unitholder as a result of a net decrease in the amount of nonrecourse liabilities allocable to such QRE unitholder as a result of the merger and the amount of cash actually received by such QRE unitholder in the merger. The amount and effect of any gain that may be recognized by an affected QRE unitholder will depend on the affected QRE unitholder’s particular situation, including the ability of the affected QRE unitholder to utilize any suspended passive losses. Depending on these factors, any particular affected QRE unitholder may, or may not, be able to offset all or a portion of any gain recognized. Each holder of QRE common units should consult such unitholder’s own tax advisor in analyzing whether the merger causes such unitholder to recognize actual and/or deemed distributions in excess of the tax basis of his QRE units surrendered in the merger.

Tax Basis and Holding Period of the Breitburn Common Units Received

A holder of QRE common units has an initial tax basis in its QRE units, which consists of the amount such QRE unitholder paid for such QRE units plus such QRE unitholder’s share of QRE’s nonrecourse liabilities. That basis has been and will be increased by such QRE unitholder’s share of income and by any increases in such QRE unitholder’s share of nonrecourse liabilities. That basis has been and will be decreased, but not below zero, by distributions, by such QRE unitholder’s share of losses, by any decreases in such QRE unitholder’s share of nonrecourse liabilities and by such QRE unitholder’s share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

A holder of QRE common units will have an initial aggregate tax basis in the Breitburn common units such QRE unitholder will receive in the merger that will be equal to such QRE unitholder’s adjusted tax basis in the QRE units exchanged therefor, decreased by (i) any basis attributable to such QRE unitholder’s share of QRE’s nonrecourse liabilities and (ii) any cash received in the merger, and increased by such QRE unitholder’s share of Breitburn’s nonrecourse liabilities immediately after the merger. In addition, the tax basis in the Breitburn common units received in the merger by a holder of QRE common units will be increased by the amount of any income or gain recognized by such QRE unitholder pursuant to the transactions contemplated by the merger.

As a result of the Assets-Over Form, a holder of QRE common units will have a holding period in the Breitburn common units received in the merger that will not be determined by reference to its holding period in the QRE units exchanged therefor. Instead, such QRE unitholder’s holding period in the Breitburn common units received in the merger that are attributable to QRE’s capital assets or assets used in its business as defined in Section 1231 of the Code will include QRE’s holding period in those assets. The holding period for Breitburn common units received by a holder of QRE common units attributable to other assets of QRE, such as inventory and receivables, will begin on the day following the merger.

Effect of Termination of QRE’s Tax Year at Closing of Merger

QRE uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. As a result of the merger, QRE’s taxable year will end as of the effective date of the merger, and QRE will be required to file a final U.S. federal income tax return for the taxable year ending upon the effective date of the merger. Each QRE unitholder will receive a Schedule K-1 from QRE for the taxable year ending upon the effective date of the merger and will be required to include in income its share of income, gain, loss and deduction for this period. In addition, a QRE unitholder who has a taxable year ending on a date other than December 31 and after the date the merger is effected must include its share of income, gain, loss and deduction in income for its taxable year, with the result that the QRE unitholder will be required to include in income for its taxable year its share of more than one year of income, gain, loss and deduction from QRE.

Tax Consequences of the Merger to Breitburn and Its Unitholders

Neither Breitburn nor its unitholders will recognize any income or gain, or loss, for federal income tax purposes as a result of the merger other than any gain recognized as a result of decreases in partnership liabilities pursuant to Section 752 of the Code. Each Breitburn unitholder’s share of Breitburn’s nonrecourse liabilities will be recalculated following the merger. Any resulting increase or decrease in a Breitburn unitholder’s nonrecourse liabilities will result in a corresponding increase or decrease in such unitholder’s adjusted tax basis in its Breitburn common units. A reduction in a unitholder’s share of nonrecourse liabilities would, if such reduction exceeds the unitholder’s tax basis in his or her Breitburn common units, under certain circumstances, result in the recognition of taxable gain by a Breitburn unitholder. While there can be no assurance, Breitburn and QRE do not expect any Breitburn common unitholders to recognize gain in this manner.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF BREITBURN COMMON UNIT OWNERSHIP

This section is a summary of the material federal income tax consequences that may be relevant to individual citizens or residents of the United States owning Breitburn common units received in the merger and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to Breitburn GP and Breitburn, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Code existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to Breitburn include its operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting Breitburn or its unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-U.S. persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding their units as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments, to a limited extent, on state, local, and foreign tax consequences. Accordingly, Breitburn encourages each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable laws.

No ruling has been or will be requested from the IRS regarding any matter affecting Breitburn following the merger or the consequences of owning Breitburn common units received in the merger. Instead, Breitburn will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to Breitburn’s unitholders and Breitburn GP and thus will be borne indirectly by Breitburn’s unitholders and its general partner. Furthermore, the tax treatment of Breitburn, or of an investment in Breitburn, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by Breitburn and QRE.

For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (ii) whether Breitburn’s monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); (iii) whether percentage depletion will be available to a unitholder or the extent of the percentage depletion deduction available to any unitholder (please read “—Tax Treatment of Operations—Oil and Natural Gas Taxation—Depletion Deductions”); (iv) whether the deduction related to U.S. production activities will be available to a unitholder or the extent of any such deduction to any unitholder (please read “—Tax Treatment of Operations—Oil and Natural Gas Taxation—Deduction for U.S. Production Activities”); (v) whether Breitburn’s method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”); and (vi) whether a QRE unitholder will be able to utilize suspended passive losses related to its QRE units to offset income from Breitburn (please read “—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses” and “—Uniformity of Common Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest. Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation, and marketing of natural resources, including oil, gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Breitburn estimates that less than 2% of its current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by Breitburn, Breitburn GP, QRE and QRE GP and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of Breitburn’s current gross income constitutes qualifying income. The portion of Breitburn’s income that is qualifying income may change from time to time.

The IRS has made no determination as to Breitburn’s status or the status of its operating subsidiaries for federal income tax purposes. Instead, Breitburn will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below that:

•	Breitburn will be classified as a partnership for federal income tax purposes; and

•	Except for Phoenix Production Company, Alamitos Company, Breitburn Management Company LLC and Breitburn Finance Corporation, each of Breitburn’s operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from it for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by Breitburn, Breitburn GP, QRE and QRE GP. The representations made by Breitburn, Breitburn GP, QRE and QRE GP upon which Latham & Watkins LLP has relied include:

•	Except for Phoenix Production Company, Alamitos Company, Breitburn Management Company LLC and Breitburn Finance Corporation, neither Breitburn nor any of its operating subsidiaries has elected or will elect to be treated, or is otherwise treated, as a corporation for federal income tax purposes; and

•	For each taxable year, more than 90% of Breitburn’s gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code; and

•	Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Latham & Watkins LLP has opined or will opine result in qualifying income.

Breitburn and QRE believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If Breitburn fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require Breitburn to make adjustments with respect to its unitholders or pay other amounts), Breitburn will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which Breitburn fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in Breitburn. This deemed contribution and liquidation should be tax-free to unitholders and Breitburn so long as Breitburn, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, Breitburn would be treated as a corporation for federal income tax purposes.

If Breitburn were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to its unitholders, and Breitburn’s net income would be taxed to Breitburn at corporate rates. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of Breitburn’s current and accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in his common units, and thereafter (iii) taxable capital gain. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Latham & Watkins LLP’s opinion that Breitburn will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders of Breitburn will be treated as partners of Breitburn for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Breitburn for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding common units in Breitburn. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Breitburn for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections,” Breitburn will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of Breitburn’s income, gains, losses and deductions without regard to whether Breitburn makes cash distributions to him. Consequently, Breitburn may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of Breitburn’s income, gains, losses and deductions for its taxable year ending with or within his taxable year. Breitburn’s taxable year ends on December 31.

Treatment of Distributions

Distributions by Breitburn to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Breitburn’s cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units.” Any reduction in a unitholder’s share of Breitburn’s liabilities for which no partner, including Breitburn GP, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by Breitburn of cash to that unitholder. To the extent Breitburn’s distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in Breitburn because of its issuance of additional common units will decrease his share of Breitburn’s nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of Breitburn’s “unrealized receivables,” including depreciation, recapture and/or substantially appreciated “inventory items,” each as defined in the Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with Breitburn in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units

Please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Basis and Holding Period of Breitburn Common Units Received” for a discussion of how to determine the initial tax basis of Breitburn common units received in the merger. That basis will be increased by his share of Breitburn’s income and by any increases in his share of Breitburn’s nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from Breitburn, by the unitholder’s share of Breitburn’s losses, by any decreases in his share of Breitburn’s nonrecourse liabilities and by his share of Breitburn’s expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have a share, generally based on his share of profits, of Breitburn’s nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of Breitburn’s losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to Breitburn’s activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of Breitburn’s nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in Breitburn, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of Breitburn’s nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses Breitburn generates will only be available to offset its passive income generated in the future and will not be available to offset income from other passive activities or investments, including Breitburn’s investments or a unitholder’s investments in other publicly traded partnerships, or the unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder’s share of income Breitburn generates may be deducted in full when he disposes of his entire investment in Breitburn in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of Breitburn’s net income may be offset by any of its suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

There is no guidance as to whether suspended passive activity losses of QRE common units will be available to offset passive activity income that is allocated from Breitburn after the merger to a former QRE unitholder. The IRS may contend that since Breitburn is not the same partnership as QRE, the passive loss limitation rules would not allow a former QRE unitholder to utilize such losses until such time as all of the former QRE unitholder’s Breitburn units are sold. A Breitburn unitholder may take the position, however, that Breitburn should be deemed a continuation of QRE for this purpose such that any suspended QRE losses would be available to offset Breitburn taxable income allocated to such unitholder. Because of the lack of guidance with respect to this issue, Latham & Watkins, LLP is unable to opine as to whether suspended passive activity losses arising from QRE activities will be available to offset Breitburn taxable income allocated to a former QRE common unitholder following the merger. If a unitholder has losses with respect to QRE units, it is urged to consult its own tax advisor.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	Breitburn’s interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of Breitburn’s portfolio income will be treated as investment income.

Entity-Level Collections

If Breitburn is required or elects under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or Breitburn GP or any former unitholder, Breitburn is authorized to pay those taxes from its funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, Breitburn is authorized to treat the payment as a distribution to all current unitholders. Breitburn is authorized to amend its partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under its partnership agreement is maintained as nearly as is practicable. Payments by Breitburn as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

If Breitburn has a net profit, its items of income, gain, loss and deduction will be allocated among its holders of units other than Series A units in accordance with their percentage interests in Breitburn. If Breitburn has a net loss, its items of income, gain, loss and deduction will be allocated among all of its unitholders in accordance with their percentage interests in Breitburn to the extent of their positive capital accounts. Holders of Breitburn’s Series A units will only be allocated net loss in the event that the capital accounts of the common unitholders have been reduced to zero. Because holders of Series A units will not receive allocations of Breitburn’s gross income, such holders will not be entitled to deductions for percentage depletion.

Generally, holders of Series A units will have a capital account equal to the liquidation preference of each Series A unit, or $25.00, without regard to the price paid for such units, but will have an initial tax basis with respect to the Series A units equal to the price paid for such units. To the extent the purchase price paid for a Series A unit exceeds the liquidation preference of such unit, Breitburn will have income that will be allocated to the holders of its common units.

Specified items of Breitburn’s income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property contributed to Breitburn that exists at the time of such contribution, referred to in this discussion as the “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from Breitburn in an offering will be essentially the same as if the tax bases of its assets were equal to their fair market values at the time of the offering. Former QRE unitholders that receive Breitburn units in the merger will receive the Section 704(c) Allocations that otherwise would have been allocated to QRE pursuant to Section 704(c) of the Code had QRE simply contributed its assets to Breitburn in exchange for units. Under these rules for example, following the merger in the event that Breitburn divests itself of certain assets formerly owned by QRE (including through a distribution of such assets), all or a portion of any gain recognized as a result of a divestiture of such assets may be required to be allocated to the former QRE unitholders. In addition, a former QRE unitholder may also be required to recognize its share of QRE’s remaining “built-in gain” upon certain distributions by Breitburn to that unitholder of other Breitburn property (other than money) within seven years following the merger. No special distributions will be made to the former QRE common unitholders with respect to any tax liability from such transactions.

In the event Breitburn issues additional common units or engages in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all of Breitburn’s unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by Breitburn at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although Breitburn does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of its income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of Breitburn’s items of income, gain, loss or deduction, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in Breitburn, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to Breitburn;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Latham & Watkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under Breitburn’s partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of Breitburn’s income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax Rates

Currently, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax (NIIT) on certain net investment income earned by individuals, estates and trusts currently applies. For these purposes, net investment income generally includes a unitholder’s allocable share of Breitburn’s income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for such taxable year. The Department of the Treasury and the IRS have issued guidance in the form of proposed and final Treasury Regulations regarding the NIIT. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in Breitburn’s units.

Section 754 Election

Breitburn has made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read “—Disposition of Common Units—Constructive Termination.” The election will generally permit Breitburn to adjust a common unit purchaser’s tax basis in its assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from Breitburn. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in Breitburn’s assets with respect to a unitholder will be considered to have two components: (i) his share of Breitburn’s tax basis in its assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

Under Breitburn’s partnership agreement, Breitburn GP is authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. Breitburn has adopted the remedial allocation method as to all of its properties. Where the remedial allocation method is adopted, a literal application of Treasury Regulations governing a 743(b) adjustment attributable to properties depreciable under Section 167 of the Internal Revenue Code may give rise to differences in the taxation of unitholders purchasing units from Breitburn and unitholders purchasing from other unitholders. If Breitburn has any such properties, it intends to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Latham & Watkins LLP has not opined on the validity of this approach. Please read “—Uniformity of Units.”

The IRS may challenge Breitburn’s position with respect to depreciating or amortizing the Section 743(b) adjustment it takes to preserve the uniformity of the units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of Breitburn’s items of deduction or loss, any position Breitburn takes that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of Breitburn’s assets immediately prior to the transfer. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of Breitburn’s assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in Breitburn if it has a substantial built-in loss immediately after the transfer, or if it distributes property and has a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of Breitburn’s assets and other matters. For example, the allocation of the Section 743(b) adjustment among Breitburn’s assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by Breitburn to its tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than Breitburn’s tangible assets. Breitburn cannot assure you that the determinations it makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in Breitburn’s opinion, the expense of compliance exceed the benefit of the election, Breitburn may seek permission from the IRS to revoke its Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

Breitburn uses the year ending December 31 as its taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of Breitburn’s income, gain, loss and deduction for its taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of Breitburn’s taxable year but before the close of his taxable year must include his share of Breitburn’s income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of Breitburn’s income, gain, loss and deduction.

Each holder of Series A units will be required to include in its tax return its income from Breitburn’s guaranteed payments for each taxable year ending within or with its taxable year. A holder of Series A units that has a taxable year ending on a date other than December 31 and that disposes of all its units following the close of Breitburn’s taxable year but before the close of its taxable year will be required to include in income for its taxable year its income from more than one year of guaranteed payments.

Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Oil and Natural Gas Taxation

Depletion Deductions. Subject to the limitations on deductibility of losses discussed above (please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses”), unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to Breitburn’s oil and natural gas interests. Although the Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, Breitburn intends to furnish each of its unitholders with information relating to this computation for federal income tax purposes. Each unitholder, however, remains responsible for calculating his own depletion allowance and maintaining records of his share of the adjusted tax basis of the underlying property for depletion and other purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative contracts or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average net daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (1) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of natural gas) remaining as of the beginning of the taxable year and (2) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by Breitburn of some or all of Breitburn’s oil and natural gas interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by Breitburn, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. Moreover, the availability of percentage depletion may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “—Recent Legislative Developments.” Breitburn encourages each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs. Breitburn elects to currently deduct intangible drilling and development costs (“IDCs”). IDCs generally include its expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although Breitburn will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount in respect of those IDCs will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and natural gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in oil or natural gas properties and also carries on substantial retailing or refining operations. An oil or natural gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. To qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of oil and natural gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in Breitburn. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read “—Disposition of Units—Recognition of Gain or Loss.”

The election to currently deduct IDCs may be restricted or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “—Recent Legislative Developments.”

Deduction for U.S. Production Activities. Subject to the limitations on the deductibility of losses discussed above and the limitations discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 9% of the lesser of (1) Breitburn’s qualified production activities income that is allocated to such unitholder or (2) the unitholder’s taxable income, but not to exceed 50% of such unitholder’s IRS Form W-2 wages for the taxable year allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from Breitburn with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from Breitburn’s qualified production activities regardless of whether Breitburn otherwise has taxable income. However, Breitburn’s expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of Breitburn’s activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from Breitburn equal to the unitholder’s allocable share of Breitburn’s wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that Breitburn or its subsidiaries will pay material wages that will be allocated to its unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

A unitholder’s otherwise allowable Section 199 deduction for each taxable year is reduced by 3% of the least of (1) the oil related qualified production activities income of the taxpayer for the taxable year, (2) the qualified production activities income of the taxpayer for the taxable year, or (3) the taxpayer’s taxable income for the taxable year (determined without regard to any Section 199 deduction). For this purpose, the term “oil related qualified production activities income” means the qualified production activities income attributable to the production, refining, processing, transportation, or distribution of oil, gas, or any primary production thereof. Breitburn expects that most or all of its qualified production activities income will consist of oil related qualified production activities income.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Moreover, the availability of Section 199 deductions may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “—Recent Legislative Developments.” Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs. The cost of acquiring oil and natural gas lease or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “—Tax Treatment of Operations—Oil and Natural Gas Taxation—Depletion Deductions.”

Geophysical Costs. The cost of geophysical exploration incurred in connection with the exploration and development of oil and natural gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred. This 24-month period is extended to 7 years in the case of major integrated oil companies.

Operating and Administrative Costs. Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Recent Legislative Developments. The present federal income tax treatment of publicly traded partnerships, including Breitburn, or an investment in its units, may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception upon which Breitburn relies for its treatment as a partnership for U.S. federal income tax purposes. Please read “—Taxation of the Partnership—Partnership Status.” Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. Although Breitburn is unable to predict whether any of these changes, or other proposals, will ultimately be enacted, any such changes could negatively impact the value of an investment in its units.

The Obama Administration’s budget proposal for fiscal year 2015 includes proposals that would, among other things, eliminate or reduce certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (1) the repeal of the percentage depletion allowance for oil and natural gas properties, (2) the elimination of current deductions for intangible drilling and development costs and certain environmental clean-up costs, (3) the elimination of the deduction for certain domestic production activities, and (4) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to Breitburn’s unitholders and negatively impact the value of an investment in its units.

Tax Basis, Depreciation and Amortization

The tax bases of Breitburn’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of Breitburn’s assets and their tax bases immediately prior to an offering will be borne by unitholders holding interests in Breitburn prior to any such offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, Breitburn may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property it subsequently acquires or constructs may be depreciated using accelerated methods permitted by the Code.

If Breitburn disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property Breitburn owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in Breitburn. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs Breitburn incurs in selling its units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon its termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by Breitburn, and as syndication expenses, which may not be amortized by Breitburn. The underwriting discounts and commissions Breitburn incurs will be treated as syndication expenses.

Valuation and Tax Basis of Breitburn’s Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on Breitburn’s estimates of the relative fair market values, and the initial tax bases, of Breitburn’s assets. Although Breitburn may from time to time consult with professional appraisers regarding valuation matters, Breitburn will make many of the relative fair market value estimates itself. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of Breitburn’s nonrecourse liabilities. Because the amount realized includes a unitholder’s share of Breitburn’s nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from Breitburn that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture, depletion recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation and depletion recapture. Ordinary income attributable to unrealized receivables and inventory items and depreciation and depletion recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests (presumably including both common units and Series A units) and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, Breitburn’s taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which Breitburn refers to in this proxy statement/prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of Breitburn’s assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Holders of Series A units owning Series A units as of the opening of the Allocation Date will be entitled to receive the distribution of the guaranteed payment payable with respect to their units on or about the 15th business day of the month. Purchasers of Series A units after the Allocation Date will therefore not be entitled to a cash distribution on their Series A units until the next Allocation Date.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, Breitburn’s taxable income or losses might be reallocated among the unitholders. Breitburn is authorized to revise its method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of Breitburn’s income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify Breitburn in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify Breitburn in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, Breitburn is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify Breitburn of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

Breitburn will be considered to have technically terminated its partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Breitburn’s technical termination would, among other things, result in the closing of its taxable year for all unitholders, which would result in Breitburn filing two tax returns (and its unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing its taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of Breitburn’s taxable year may also result in more than twelve months of Breitburn’s taxable income or loss being includable in his taxable income for the year of termination. Breitburn’s termination currently would not affect its classification as a partnership for federal income tax purposes, but instead Breitburn would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, Breitburn must make new tax elections, including a new election under Section 754 of the Code, and could be subject to penalties if it is unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because Breitburn cannot match transferors and transferees of units, it must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, Breitburn may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” Breitburn takes into account the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of Breitburn’s assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Breitburn will apply the rules described in the Treasury Regulations and legislative history. If Breitburn determines that this position cannot reasonably be taken, it may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in Breitburn’s assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if Breitburn determines that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If Breitburn chooses not to utilize this aggregate method, it may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Latham &

Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in Breitburn’s common units. Employee benefit plans and most other organizations exempt from federal income tax, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of Breitburn’s income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of Breitburn’s income, gain, loss or deduction and pay federal income tax at regular rates on their share of Breitburn’s net income or gain. Moreover, under rules applicable to publicly traded partnerships, Breitburn’s quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to Breitburn’s transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require Breitburn to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of Breitburn’s earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of Breitburn’s common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of Breitburn’s assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50% of Breitburn’s assets consist of U.S. real property interests and it does not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units. Recent changes in law may affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

Breitburn intends to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes such unitholder’s share of its income, gain, loss and deduction for Breitburn’s preceding taxable year. In preparing this information, which will not be reviewed by counsel, Breitburn will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. Breitburn cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither Breitburn nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit Breitburn’s federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to Breitburn’s returns as well as those related to Breitburn’s returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Breitburn’s partnership agreement names Breitburn GP as its Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on Breitburn’s behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in Breitburn’s returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in Breitburn to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on Breitburn’s return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S.

Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

These rules generally will apply to payments of FDAP Income made on or after July 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent Breitburn has FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), unitholders who are foreign financial institutions or certain other non-US entities may be subject to withholding on distributions they receive from Breitburn, or their distributive share of Breitburn’s income, pursuant to the rules described above.

Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in Breitburn’s units.

Nominee Reporting

Persons who hold an interest in Breitburn as a nominee for another person are required to furnish to Breitburn:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Code for failure to report that information to Breitburn. The nominee is required to supply the beneficial owner of the units with the information furnished to Breitburn.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, Breitburn must disclose the pertinent facts on its return. In addition, Breitburn will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which Breitburn does not believe includes it, or any of its investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40%. Breitburn does not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions.

If Breitburn were to engage in a “reportable transaction,” it (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Breitburn’s participation in a reportable transaction could increase the likelihood that its federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if Breitburn were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

Breitburn does not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which Breitburn does business or owns property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in Breitburn. Breitburn currently owns property or does business in many states. Several of these states impose a personal income tax on individuals; certain of these states also impose an income tax on corporations and other entities. Breitburn may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which Breitburn does business or owns property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require Breitburn, or Breitburn may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by Breitburn. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and Breitburn’s estimate of its future operations, Breitburn GP anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in Breitburn. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local, alternative minimum tax or foreign tax consequences of an investment in Breitburn

DESCRIPTION OF BREITBURN COMMON UNITS

Breitburn common units represent limited partner interests in Breitburn. Breitburn common units entitle the holders to participate in partnership distributions and to exercise the rights and privileges available to limited partners under the Breitburn partnership agreement.

Where Common Units Are Traded

Breitburn’s outstanding common units are listed on the NASDAQ under the symbol “BBEP.” The common units received by QRE unitholders in the merger will also be listed on the NASDAQ.

Restrictions on Ownership of Common Units

In order to comply with certain U.S. laws relating to the ownership of interests in oil and gas leases on federal lands, Breitburn has adopted requirements regarding its owners. Breitburn partnership agreement requires that a transferee of common units properly complete and deliver to us a transfer application containing a certification as to a number of matters, including the status of the transferee, or all its owners, as being an eligible holder (as defined below under “—Transfer of Common Units”). If a transferee or a common unitholder, as the case may be, is not an eligible holder, the transferee or common unitholder may not have any right to receive any distributions or allocations of income or loss on its common units or to vote its common units on any matter, and we have the right to redeem such common units at a price that is equal to the then-current market price of such common units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by Breitburn’s general partner. Please read “—Transfer of Common Units” below.

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the registrar and transfer agent for the common units. Breitburn will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by common unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges

There is no charge to common unitholders for disbursements of Breitburn’s cash distributions. Breitburn will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

By transfer of common units in accordance with Breitburn’s partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer is recorded in Breitburn’s books and records. Each transferee who has completed and delivered a transfer application:

•	represents that the transferee has the capacity, power and authority to become bound by Breitburn’s partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, Breitburn’s partnership agreement;

•	grants the powers of attorney set forth in Breitburn’s partnership agreement;

•	gives the consents and approvals contained in Breitburn’s partnership agreement; and

•	certifies that the transferee is an eligible holder.

As used in this proxy statement/prospectus, an eligible holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, an eligible holder means: (i) a citizen of the United States; (ii) a corporation organized under the laws of the United States or of any state thereof; or (iii) an association of U.S. citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof and only for so long as the alien is not from a country that the U.S. federal government regards as denying similar privileges to citizens or corporations of the United States.

A transferee will become a substituted limited partner of Breitburn’s partnership for the transferred common units automatically upon the recording of the transfer on Breitburn’s books and records. Breitburn general partner will cause any transfers to be recorded on Breitburn’s books and records no less frequently than quarterly.

Breitburn may, at its discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities and in accordance with Breitburn’s partnership agreement. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to seek to become a substituted limited partner in Breitburn’s partnership for the transferred common units subject to the conditions of, and in the manner provided under, Breitburn’s partnership agreement.

Until a common unit has been transferred and recorded on Breitburn’s books and records, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Summary of Partnership Agreement

A summary of the important provisions of the Breitburn partnership agreement is included in the reports filed with the SEC, particularly Breitburn’s Form S-1 filed on May 12, 2006, and under the caption “Comparison of the Rights of Breitburn Unitholders and QRE Unitholders” in this proxy statement/prospectus.

COMPARISON OF RIGHTS OF BREITBURN UNITHOLDERS AND QRE UNITHOLDERS

The rights of Breitburn unitholders are currently governed by Breitburn’s Second Amended and Restated Agreement of Limited Partnership, as amended, which is referred to as the Breitburn partnership agreement, and the Delaware Revised Uniform Limited Partnership Act, which is referred to as the Delaware LP Act. The rights of QRE’s unitholders are currently governed by QRE’s First Amended and Restated Agreement of Limited Partnership, as amended, which is referred to as the QRE partnership agreement, the Amended and Restead Limited Liability Company Agreement of QRE GP, LLC and the Delaware LP Act. If the merger is completed, the rights of former QRE unitholders will be governed by the Breitburn partnership agreement and the Delaware LP Act.

There are many differences between the rights of QRE unitholders and the rights of Breitburn unitholders. Some of these, such as distribution and voting rights, are significant. The following description summarizes the material differences that may affect the rights of Breitburn common unitholders and QRE common unitholders but does not purport to be a complete statement of all those differences or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. QRE unitholders should read carefully the relevant provisions of the Breitburn partnership agreement and the QRE partnership agreement. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

Purpose

Breitburn	QRE
Breitburn’s stated purpose is to engage in any business activities that are approved by its general partner. Breitburn’s general partner, however, may not cause Breitburn to engage in any business activities that it determines would cause Breitburn to be treated as a corporation for federal income tax purposes.	QRE’s stated purpose is to engage in any business activities that are approved by its general partner. QRE’s general partner, however, may not cause QRE to engage in any business activities that it determines would be reasonably likely to cause QRE to be treated as a corporation for federal income tax purposes.

Outstanding Units

Breitburn	QRE
As of July 30, 2014, Breitburn had outstanding (a) 120,473,366 common units and (b) 8,000,000 Series A cumulative redeemable preferred units.

As of July 30, 2014, QRE had outstanding (a) 58,840,314 common units, (b) 6,133,558 Class B units and (c) 16,666,667 Class C convertible preferred units, which are referred to as Class C units.

The Class B and Class C units are convertible by the holders thereof at any time into common units on a one-for-one basis.

Issuance of Additional Securities

Breitburn	QRE
Breitburn may issue an unlimited number of additional equity securities, including in additional classes or series, with such designations, preferences, rights,	QRE may issue an unlimited number of additional equity securities, including in additional classes or series, with such designations, preferences, rights,

Breitburn	QRE

powers and duties, which, except with respect to the Series A units, may be senior or in addition to those of its existing classes and series of its equity securities, as its general partner shall determine, all without the approval of any unitholders. Without the affirmative vote of at least 66 2/3% of the outstanding Series A units, Breitburn may not issue any units that are (A) senior to the Series A units or (b) on parity with the Series A units if the cumulative distributions owed to the outstanding Series A units are in arrears.

It is possible that Breitburn will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional limited partner units it issues will be entitled to share equally with the then-existing holders of such limited partner units and other partnership securities on parity with such limited partner units in distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of limited partner units in Breitburn’s net assets.

In accordance with Delaware law and the provisions of the partnership agreement, Breitburn may also issue additional partnership securities that, as determined by the general partner, may have special voting rights to which the common units are not entitled.

powers and duties, which, except with respect to the Class C units, may be senior or in addition to those of its existing classes and series of its equity securities, as its general partner shall determine, all without the approval of any unitholders. Without the affirmative vote of a majority of the outstanding Class C units, QRE may not issue any units that are senior to the Class C units.

It is possible that QRE will fund acquisitions through the issuance of additional common units or other partnership securities. Holders of any additional limited partner units issued by QRE will be entitled to share equally with the then-existing holders of such limited partner units and other partnership securities on parity with such limited partner units in distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of limited partner units in QRE’s net assets.

In accordance with Delaware law and the provisions of the partnership agreement, QRE may also issue additional partnership interests that, in the sole discretion of the general partner, have special voting rights to which the limited partner units are not entitled.

Distributions of Available Cash

Breitburn	QRE

General. Breitburn will, subject to Section 17-607 of the Delaware LP Act, distribute all available cash to unitholders of record on the applicable record date in three equal installments within 17, 45 and 75 days following the end of each quarter.

The Series A units receive the distribution preference described below. References to “unitholders” made in the context of the recipients of cash distributions refer to common unitholders.

Definition of Available Cash. Available cash is defined in the Breitburn partnership agreement and generally means, for each fiscal quarter, all cash on hand at the end of the quarter, less the amount of cash reserves established by its general partner to:

•   provide for the proper conduct of Breitburn’s business;

General. Within 45 days after the end of each quarter or, at the discretion of QRE GP, in three equal installments within 15, 45 and 75 days following the end of each quarter, QRE will, subject to Section 17-607 of the Delaware LP Act, distribute all available cash to unitholders of record on the applicable record date.

Definition of Available Cash. Available cash is defined in the QRE partnership agreement and generally means, for each fiscal quarter: all cash on hand at the end of the quarter,

•   less, the amount of cash reserves established by the general partner to:

•   provide for the proper conduct of QRE’s business, which could include, but is not limited to, amounts reserved for capital expenditures, working capital and operating expenses;

Breitburn	QRE

•   comply with applicable law, any of Breitburn’s debt instruments or other agreements;

•   provide funds for payments on Series A units; and

•   provide funds for distribution to unitholders and to its general partner for any one or more of the next four quarters;

Distributions of Available Cash. Breitburn will make distributions of available cash from operating surplus in the following manner:

•   first, to the holders of the Series A units to the extent of the distribution preference on the Series A units, as described below; and

•   second, 100% to all unitholders, in accordance with their respective percentage interests.

The Breitburn partnership agreement does not define operating surplus or capital surplus or make any distinction between distributions from operating surplus or capital surplus.

Series A Unit Distribution Preference. Holders of Series A units will be entitled to receive, when, as and if declared by the general partner out of legally available funds for such purpose, cumulative cash monthly distributions. The distribution rate for the Series A units will be 8.25% per annum of the $25.00 liquidation preference per unit (equal to $2.0625 per unit per annum). The “Distribution Payment Dates” for the Series A units is the 15th day of each month, commencing on July 15, 2014.

Distributions will accumulate in each monthly distribution period from and including the preceding Distribution Payment Date or the initial issue date, as the case may be, to but excluding the applicable Distribution Payment Date for such monthly distribution period. Distributions will accrue on accumulated distributions at a rate of 8.25% per annum per $25.00 stated liquidation preference per Series A unit.

•   comply with applicable law, any of QRE’s debt instruments or other agreements; or

•   provide funds for distributions to unitholders for any one or more of the next four quarters;

•   less, the aggregate Class C preferred unit distribution accrued and payable for the quarter;

•   plus, if the general so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under QRE’s credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution. QRE intends to distribute to the holders of common and Class B units on a quarterly basis at least the minimum quarterly distribution of $0.4125 per unit, or $1.65 per unit on an annualized basis, to the extent it has sufficient cash from operations after the establishment of cash reserves and payment of fees and expenses, including payments (or reserving for payment) of fees and expenses to the general partner and its affiliates. However, there is no guarantee that QRE will pay the minimum quarterly distribution on such units in any quarter. Even if QRE’s cash distribution policy is not modified or revoked, the amount of distributions paid under the policy and the decision to make any distribution is determined by the general partner, taking into consideration the terms of the partnership agreement.

Deferred Class B Unit Issuances. The former owners of the general partner are entitled to receive Class B units in up to four annual installments during the next six calendar years, beginning with respect to the year ending December 31, 2014. The former owners are entitled to receive an annual installment of such units with respect to any calendar year in which QRE pays a distribution of at least $0.4744 per unit (as proportionately adjusted for splits (including those effected by unit distributions), distributions, combinations and subdivisions of units) with respect

Breitburn	QRE

to each quarter (whether such distribution is made once in such quarter or in installments in such quarter) achieved a Distribution Coverage Ratio (as defined in the partnership agreement) for the year of at least 1.0 and achieved a Total Debt to EBITDAX (as defined in the partnership agreement) of no greater than 4.0 as of March 31, June 30, September 30 and December 31 of the applicable calendar year, unless the conflicts committee of the general partner has given its unanimous consent to specifically waive the application of this condition to the particular debt incurrences during such year that caused the excess.

Class C Preferred Units Distribution Preference. Class C units will receive a quarterly cash distribution of $0.21 per Class C unit, equal to a 4.0% annual coupon on the par value of $21.00, for each fiscal quarter during the period beginning on October 3, 2011 and ending December 31, 2014. After December 31, 2014, the Class C units will receive a quarterly cash distribution equal to the greater of (a) $0.475 per Class C unit or (b) the cash distribution payable on each common unit for such quarter. Cash distributions on the Class C units are deducted from the calculation of the amount of available cash. Holders may convert the Class C units to common units on a one-to-one basis without regard to the trading price of the QRE common units.

Distributions of Cash upon Liquidation

Breitburn	QRE
If Breitburn dissolves in accordance with the Breitburn partnership agreement, it will sell or otherwise dispose of its assets in a process called liquidation. Upon dissolution, subject to Section 17-804 of the Delaware LP Act, the holders of the Series A units will be entitled to receive any accrued and unpaid distributions in respect of the Series A units, if any, and will have the status of, and will be entitled to all remedies available to, a creditor of Breitburn, and will have priority over any entitlement of any other unitholders with respect to any distributions by Breitburn. Breitburn will distribute any remaining proceeds to the unitholders and its general partner in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation.	If QRE dissolves in accordance with the partnership agreement, QRE will sell or otherwise dispose of its assets in a process called liquidation. QRE will first apply the proceeds of liquidation to the payment of its creditors. QRE will distribute any remaining proceeds to its unitholders and its general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of its assets in liquidation. The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding Class B units upon QRE liquidation (after the holders of outstanding Class C units receive a like preference over the holders of outstanding common units), to the extent required to permit common unitholders to receive the price paid

Breitburn	QRE
for common units that were issued in the initial public offering, less any prior distributions of capital surplus in respect of common units, which QRE refers to as the “unrecovered initial unit price,” plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon the liquidation to enable the holders of common units to fully recover all of these amounts.

Merger, Sale or Other Disposition of Assets

Breitburn	QRE

A merger or consolidation of Breitburn requires the prior consent of the general partner. The general partner, however, will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to Breitburn or the limited partners, including any duty to act in good faith or in the best interest of Breitburn or the limited partners.

The Breitburn partnership agreement generally prohibits the general partner, without the prior approval of the holders of a majority of the outstanding common units, from causing Breitburn, among other things, to sell, exchange or otherwise dispose of all or substantially all of Breitburn’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on Breitburn’s behalf the sale, exchange or other disposition of all or substantially all of the assets of its subsidiaries. Further, if any such sale, merger, consolidation or other combination would effect an amendment to the Breitburn partnership agreement having a material adverse effecting on the existing terms of the Series A units, the affirmative vote of 66 2/3% of the Series A units voting as a single class is required. The general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Breitburn’s assets without such approval. The general partner may also sell all or substantially all of Breitburn’s assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, the general partner may consummate any merger without the prior approval of unitholders if Breitburn is the surviving entity in the

A merger, consolidation or conversion of QRE requires the prior consent of the general partner. However, the general partner has no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to QRE or the limited partners, including any duty to act in good faith or in the best interest of QRE or the limited partners.

In addition, the partnership agreement generally prohibits the general partner, without the prior approval of the holders of a unit majority (as defined in the QRE partnership agreement), from causing QRE to sell, exchange or otherwise dispose of all or substantially all of the assets in a single transaction or a series of related transactions. The general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the partnership’s assets without that approval. The general partner may also sell all or substantially all of the assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, the general partner may consummate any merger without the prior approval of the unitholders if QRE is the surviving entity in the transaction, the general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction will not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of the units will be an identical unit of the partnership following the transaction, and the partnership interests to be issued

Breitburn	QRE

transaction, the general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of Breitburn’s units will be an identical unit of Breitburn following the transaction, and the units to be issued do not exceed 20% of the outstanding units immediately prior to the transaction.

If the conditions specified in the Breitburn partnership agreement are satisfied, the general partner may convert Breitburn or any of its subsidiaries into a new limited liability entity or merge Breitburn or any of its subsidiaries into, or convey all of its assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in Breitburn’s legal form into another limited liability entity.

Unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of Breitburn’s assets or any other transaction or event.

do not exceed 20% of the outstanding partnership interests immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, the general partner may convert QRE or any of its subsidiaries into a new limited liability entity or merge QRE or any of its subsidiaries into, or convey all of QRE assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in the legal form into another limited liability entity, the general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement.

Unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of QRE’s assets or any other transaction or event.

Election of General Partner and Directors of the General Partner

Breitburn	QRE

An annual meeting of Breitburn’s limited partners for the election of directors to the board of directors of the general partner will be held in June of each year or at such other date and time as may be fixed from time to time by the general partner. Notice of the annual meeting will be given not less than 10 days nor more than 60 days prior to the date of such meeting.

Breitburn’s limited partners holding common units vote together as a single class for the election of directors. The limited partners entitled to vote will elect by a plurality of the votes cast at such meeting persons to serve as directors on the board of directors of the general partner who are nominated in accordance with the provisions of Breitburn’s partnership agreement. The exercise by a limited partner of the right to elect the directors and any other rights afforded to such limited partner under Breitburn’s partnership agreement will be in such limited partner’s capacity as a limited partner of Breitburn and are not intended to cause a limited partner to be deemed to be taking part in the management and control of the business and affairs of Breitburn.

Solely with respect to the election of directors, the partnership agreement provides that (x) the general partner and Breitburn will not be entitled to vote their

An annual meeting of QRE’s limited partners for the election of directors to the board of directors of the general partner will be held in June of each year beginning in 2015 or at such other date and time as may be fixed from time to time by the general partner. Notice of the annual meeting will be given not less than 10 days nor more than 60 days prior to the date of such meeting.

QRE’s limited partners vote together as a single class for the election of directors. The limited partners shall elect by a plurality of the votes cast at such meeting persons to serve as directors on the board of directors of the general partner who are nominated in accordance with the provisions of QRE’s partnership agreement. The exercise by a limited partner of the right to elect the directors and any other rights afforded to such limited partner under QRE’s partnership agreement will be in such limited partner’s capacity as a limited partner of QRE and is not intended to cause a limited partner to be deemed to be taking part in the management and control of the business and affairs of QRE.

A director may be removed only at a meeting of the limited partners upon the affirmative vote of the

Breitburn	QRE

units, if any, and (y) if at any time any person or group beneficially owns 20% or more of Breitburn’s outstanding securities of any class of then outstanding and otherwise entitled to vote, then all Breitburn securities owned by such person or group in excess of 20% of Breitburn’s outstanding securities of the applicable class may not be voted, and in each case, the foregoing units will not be counted when calculating the required votes for such matter and will not be deemed to be outstanding for purposes of determining a quorum for such meeting. Such units will not be treated as a separate class of securities for purposes of Breitburn’s partnership agreement. Notwithstanding the foregoing, the board of directors of the general partner may, by action specifically referencing votes for the election of directors, determine that the limitation set forth in clause (y) above will not apply to a specific person or group.

Unitholders are not entitled to remove directors.

limited partners holding a majority of the outstanding units; provided, however, that a director may only be removed if, at the same meeting, limited partners holding a majority of the outstanding units nominate a replacement director (and any such nomination shall not be subject to the nomination procedures otherwise set forth in the QRE partnership agreement).

Meetings; Voting

Breitburn	QRE

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by the general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Special meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called (including outstanding units deemed owned by the general partner), represented in person or by proxy, will constitute a quorum unless otherwise provided in Breitburn’s partnership agreement in connection with the election of director to the board of directors of the general partner or unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Please see “—Election of General Partner and Directors of the General Partner” for a description of the rights of limited partners to nominate and elect members of the board of directors of the general partner at meetings.

Each record holder of a unit has a vote according to his percentage interest in the partnership; however, the

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of the limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Any action that is required or permitted to be taken by the unitholders may, if authorized by the general partner, be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by the general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or

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holders of the Series A units have special voting rights, and additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” The affirmative vote of 66 2/3% of the Series A units voting as a single class with one vote per Series A unit, is necessary on any amendment to Breitburn’s partnership agreement that would have a material adverse effect on the existing terms of the Series A units.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by Breitburn or by the transfer agent.

by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in the partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates or a person or group who acquires the units with the prior approval of the board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the QRE partnership agreement will be delivered to the record holder by QRE or by the transfer agent.

Advance Notice Requirements for Nominations and Other Proposals

Breitburn	QRE
Nominations of persons for election to the board of directors of the general partner may be made at an annual meeting of Breitburn’s limited partners only (a) pursuant to the general partner’s notice of meeting (or any supplement thereto), (b) by or at the direction of the board of directors or any committee thereof, or (c) by any limited partner who (1) was a record holder at the time the notice provided for in Breitburn’s partnership agreement is delivered to the general partner, (2) is entitled to vote at the meeting, and (3) complies with the	Nominations of persons for election of directors to the board of directors of the general partner may be made at an annual meeting of the limited partners only pursuant to the general partner’s notice of meeting (or any supplement thereto) (a) by or at the direction of a majority of the directors (b) by a limited partner, or a group of limited partners, that holds or beneficially owns, and has continuously held or beneficially owned without interruption for the prior 18 months, 2% of the outstanding units (in

Breitburn	QRE

notice procedures set forth in Breitburn’s partnership agreement.

For any nominations brought before an annual meeting by a limited partner, the limited partner must give timely notice thereof in writing to the general partner. The notice must contain certain information as described in the partnership agreement. To be timely, a limited partner’s notice must be delivered to the general partner not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the limited partner must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Breitburn or the general partner). The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a limited partner’s notice as described above.

In the event that the number of directors to be elected to the board of directors of the general partner is increased effective at the annual meeting and there is no public announcement by Breitburn or the general partner naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a limited partner’s notice will also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to the general partner not later than the close of business on the 10th day following the day on which such public announcement is first made by Breitburn or the general partner.

Nominations of persons for election to the board of directors also may be made at a special meeting of limited partners at which directors are to be elected in accordance with the provisions of the partnership agreement.

Only such persons who are nominated in accordance with the procedures set forth in Breitburn’s partnership agreement will be eligible to be elected at an annual or special meeting of limited partners to serve as directors. Notwithstanding the foregoing, unless otherwise required by law, if the limited partner (or a qualified either case, a “Limited Partner Group”) if each member of the Limited Partner Group was a record holder at the time the notice provided for in the QRE partnership agreement is delivered to the general partner, and if the Limited Partner Group complies with the notice procedures set forth in the QRE partnership agreement.

For any nominations brought before an annual meeting by a Limited Partner Group, the Limited Partner Group must give timely notice thereof in writing to the general partner. The notice must contain certain information as described in the QRE partnership agreement. To be timely, a Limited Partner Group’s notice must be delivered to the general partner not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the Limited Partner Group must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by QRE or the general partner). The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a Limited Partner Group’s notice as described above.

In the event that the number of directors to be elected to the board of directors of the general partner is increased effective after the time period for which nominations would otherwise be due under the QRE partnership agreement and there is no public announcement by QRE or the general partner naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a limited partner’s notice will also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to the general partner not later than the close of business on the 10th day following the day on which such public announcement is first made by QRE or the general partner.

Nominations of persons for election to the board of directors also may be made at a special meeting of limited partners at which directors are to be elected in

Breitburn	QRE

representative of the limited partner) does not appear at the annual or special meeting of limited partners to present a nomination, such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the general partner or Breitburn.

In addition to the provisions described above and in the partnership agreement, a limited partner must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder; provided, however, that any references in Breitburn’s partnership agreement to the Exchange Act or the rules promulgated thereunder are not intended to and do not limit any requirements applicable to nominations pursuant to the partnership agreement, and compliance with the partnership agreement is the exclusive means for a limited partner to make nominations.

accordance with the provisions of the QRE partnership agreement.

Only such persons who are nominated in accordance with the procedures set forth in the QRE partnership agreement will be eligible to be elected at an annual or special meeting of limited partners to serve as directors. Notwithstanding the foregoing, unless otherwise required by law, if the Limited Partner Group (or a qualified representative of each member of the Limited Partner Group) does not appear at the annual or special meeting of limited partners to present a nomination, such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the general partner or QRE.

In addition to the provisions described above and in the QRE partnership agreement, a limited partner must also comply with all applicable requirements of the Exchange Act; provided, however, that any references in the QRE partnership agreement to the Exchange Act or the rules promulgated thereunder are not intended to and do not limit any requirements applicable to nominations pursuant to the QRE partnership agreement, and compliance with the QRE partnership agreement is the exclusive means for a limited partner to make nominations.

Withdrawal or Removal of the General Partner

Breitburn	QRE
Except as described below, Breitburn’s general partner has agreed not to withdraw voluntarily as the general partner prior to December 31, 2016 without obtaining the approval of the holders of a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2016, the general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, the general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits the general partner in some instances	Except as described below, the general partner has agreed not to withdraw voluntarily as the general partner prior to December 31, 2020 without obtaining the approval of the holders of a majority of the outstanding units and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2020, the general partner may withdraw as the general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, the general partner may withdraw as the general partner without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the QRE partnership agreement permits the general partner in some instances to sell

Breitburn	QRE

to sell or otherwise transfer all of its general partner interest in Breitburn without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon the voluntary withdrawal of the general partner, other than as a result of a transfer by the general partner of all or a part of its general partner interest in us, the holders of a unit majority of the outstanding units, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, the partnership will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of the outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, agree to continue Breitburn’s business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

The general partner may not be removed unless that removal is approved by not less than 66 2/3% of the outstanding units, including units held by the general partner and its affiliates, and Breitburn receives an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by a majority of the outstanding common units, including those held by the general partner and its affiliates. The ownership of more than 33 1/3% of the outstanding units by the general partner and its affiliates would give them the practical ability to prevent the general partner’s removal.

The partnership agreement also provides that if the general partner is removed as the general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal, the general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In addition, Breitburn will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for Breitburn’s benefit.

or otherwise transfer all of its general partner interest in QRE without the approval of the unitholders.

Upon withdrawal of the general partner under any circumstances, other than as a result of a transfer by the general partner of all or a part of its general partner interest in QRE, the holders of a unit majority may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters is not obtained, QRE will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue the business and to appoint a successor general partner.

The general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, including units held by the general partner and its affiliates, and QRE receives an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common and preferred units, including common and Class C preferred units held by the general partner and its affiliates, voting as a single class. The ownership of more than 33 1/3% of the outstanding units by the general partner and its affiliates would give them the practical ability to prevent the general partner’s removal.

The QRE partnership agreement also provides that if the general partner is removed as the general partner under circumstances where cause does not exist: (i) all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and (ii) if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of removal of the general partner under circumstances where cause exists or withdrawal of the general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest in QRE for a cash payment equal to the fair market value of that

Breitburn	QRE

interest. Under all other circumstances where the general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the departing general partner’s general partner in QRE for its fair market value. This fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest in QRE will automatically convert into common units equal to the fair market value of such interest as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, QRE will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for QRE’s benefit.

Transfer of General Partner Interests

Breitburn	QRE

Except for transfer by the general partner of all, but not less than all, of its general partner interest to:

•   an affiliate of the general partner (other than an individual); or

•   another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, the general partner may not transfer all or any part of its general partner interest in the partnership to another person prior to December 31, 2016 without the approval of the holders of a majority of the outstanding common

Except for the transfer by the general partner of all, but not less than all, of its general partner units to:

•   an affiliate of the general partner (other than an individual); or

•   another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, the general partner may not transfer all or any part of its general partner units to another person prior to December 31, 2020, without the approval of the holders of a majority of the outstanding common and

Breitburn	QRE
units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Class C preferred units, excluding common and Class C preferred units held by the general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of the general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

At any time, the members of the general partner may sell or transfer all or part of their membership interests in the general partner to an affiliate or a third-party without the approval of the unitholders.

Limited Preemptive Right

Breitburn	QRE
Not applicable.	QRE’s general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership interests whenever, and on the same terms that, QRE issues those interests to persons other than the general partner and its affiliates, to the extent necessary to maintain the aggregate percentage interest in QRE of the general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units do not have preemptive rights to acquire additional common units or other partnership interests.

Limited Call Right

Breitburn	QRE
If at any time the general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, the general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to Breitburn, to purchase all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of such a purchase is the greater of (a) the highest cash price paid by either of the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those limited partner interests, and (b) the current market price as of the date three days prior to the date the notice is mailed.	If at any time the general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, the general partner will have the right, which it may assign in whole or in part to any of its affiliates or to QRE, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of (a) the highest cash price paid by the general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which the general partner first mails notice of its election to purchase those limited partner interests; and (b) the average of the daily closing prices of the limited partner interests of such class over the 20 trading days preceding the date three days prior to the date the notice is mailed.

Amendment of Partnership Agreement

Breitburn	QRE

General. Amendments to the partnership agreement may be proposed only by or with the consent of the general partner. The general partner, however, will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to Breitburn or the limited partners, including any duty to act in good faith or in the best interests of Breitburn or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by the general partner and a majority of the outstanding units.

Prohibited Amendments. Generally, no amendment may be made that would:

•   have the effect of reducing the voting percentage of outstanding units required to take any action under the provisions of Breitburn’s partnership agreement without the approval of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced;

•   enlarge the obligations of any limited partner without its consent; or

•   enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable, or otherwise payable by Breitburn to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option.

The provision of the partnership agreement restricting the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Unitholder Approval. The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

•   a change in Breitburn’s name, the location of its principal place of business, the registered agent or registered office;

General. Amendments to the QRE partnership agreement may be proposed only by the general partner. However, the general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to the partnership or the limited partners, including any duty to act in good faith or in the best interests of the partnership or the limited partners. To adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” the general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments. No amendment may be made that would:

•   enlarge the obligations of any limited partner without its consent, unless approved by a majority of the type or class of limited partner interests so affected; or

•   enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by QRE to the general partner or any of its affiliates without the consent of the general partner, which consent may be given or withheld in its sole discretion.

The provision of the QRE partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by the general partner and its affiliates).

No Unitholder Approval. The general partner may generally make amendments to the QRE partnership agreement without the approval of any limited partner to reflect:

•   a change in QRE’s name, the location of its principal place of business, the registered agent or registered office;

•   the admission, substitution, withdrawal or removal of partners in accordance with the QRE partnership agreement;

Breitburn	QRE

•   the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

•   a change that the general partner determines to be necessary or appropriate to qualify or continue the qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership and any of its subsidiaries will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•   an amendment that is necessary, in the opinion of Breitburn’s counsel, to prevent the partnership or the general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•   an amendment that the general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•   any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

•   an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

•   any amendment that the general partner determines to be necessary or appropriate for the formation by the partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

•   an amendment that is necessary to require the limited partners to provide a statement, certification or other proof to Breitburn regarding whether such limited partner is subject to U.S. federal income taxation on the income generated by the partnership;

•   a change in Breitburn’s fiscal year or taxable year and related changes;

•   mergers with or conveyances to another limited liability entity that is newly formed and has no

•   a change that the general partner determines to be necessary or advisable to qualify or continue QRE’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither the partnership nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•   a change in QRE’s fiscal year or taxable year and related changes;

•   an amendment that is necessary, in the opinion of QRE’s counsel, to prevent the partnership or the general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•   an amendment that the general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or rights to acquire partnership interests;

•   any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

•   an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the QRE partnership agreement;

•   any amendment that the general partner determines to be necessary or appropriate for the formation by the partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the QRE partnership agreement;

•   any amendment necessary to require the limited partners to provide a statement, certification or other evidence to QRE regarding whether such limited partner is subject to United States federal income taxation on the income generated by us and to provide for the ability of the general partner to redeem the units of any limited partner who fails to provide such statement, certification or other evidence;

Breitburn	QRE

assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•   any other amendments substantially similar to any of the matters described in the clauses above.

In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or transferee (subject to the voting rights of the Series A units discussed below) in connection with a merger or consolidation approved in connection with the partnership agreement, or if the general partner determines that those amendments:

•   do not adversely affect the limited partners (or any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•   are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•   are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•   are necessary or appropriate for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

•   are required to effect the intent expressed in the registration statement relating to Breitburn’s initial public offering or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

Opinion of Counsel and Unitholder Approval. The general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in the partnership being treated as an entity for federal income tax purposes in connection with any of the amendments described under “—No Unitholder Approval.” No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless Breitburn first obtains an opinion of counsel to the effect

•   conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•   any other amendments substantially similar to any of the matters described in the clauses above.

In addition, the general partner may make amendments to the QRE partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:

•   do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•   are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•   are necessary or advisable to facilitate the trading of the limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the general partner deems to be in the best interests of QRE and the limited partners;

•   are necessary or advisable for any action taken by the general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

•   are required to effect the intent of the provisions of the QRE partnership agreement or are otherwise contemplated by the QRE partnership agreement.

Opinion of Counsel and Unitholder Approval. For amendments of the type not requiring unitholder approval, the general partner is not required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in QRE being treated as an

Breitburn	QRE

that the amendment will not affect the limited liability under applicable law of any of the limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. The affirmative vote of 66 2/3% of the Series A units voting as a single class with one vote per Series A unit is necessary on any matter (including a merger, consolidation or business combination) that would adversely affect any of the rights, preferences and privileges of the Series A units in any respect. Please read “—Meetings; Voting.”

association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units unless QRE first obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of the limited partners.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Indemnification

Breitburn	QRE

Under the partnership agreement, in most circumstances, Breitburn will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•   the general partner;

•   any departing general partner;

•   any person who is or was an affiliate of a general partner or any departing general partner;

•   any person who is or was a director, officer, member, partner, fiduciary or trustee of us or the partnership’s subsidiaries or any entity set forth in the preceding three bullet points;

•   any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of the general partner or any departing general partner or any affiliate of the general partner or any departing general partner, provided that a person will not be an indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services; and

•   any person designated by the general partner.

Any indemnification under these provisions will only be out of Breitburn’s assets. Unless it otherwise agrees, the

Under the QRE partnership agreement, in most circumstances, QRE will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•   the general partner;

•   any departing general partner;

•   any person who is or was an affiliate of a general partner or any departing general partner;

•   any person who is or was a director, officer, manager, managing member, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•   any person who is or was serving as a director, officer, manager, managing member, fiduciary or trustee of another person at the request of the general partner or any departing general partner; and

•   any person designated by the general partner.

Any indemnification under these provisions will only be out of QRE’s assets. Unless it otherwise agrees, the general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to QRE to enable QRE to effectuate

Breitburn	QRE
general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to Breitburn to enable Breitburn to effectuate, indemnification. Breitburn may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under the partnership agreement.	indemnification. QRE is authorized to purchase insurance covering liabilities asserted against and expenses incurred by persons for QRE’s activities, regardless of whether it would have the power to indemnify the person against liabilities under the QRE partnership agreement.

Conflicts of Interest

Breitburn	QRE

The partnership agreement contains provisions that modify and limit the general partner’s fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

The general partner will not be in breach of its obligations under the partnership agreement or its duties to Breitburn or unitholders if the resolution of the conflict is:

•   approved by the conflicts committee of the board of directors, although the general partner is not obligated to seek such approval;

•   approved by the vote of a majority of the outstanding common units, excluding any common units owned by the general partner or any of its affiliates;

•   on terms no less favorable to Breitburn than those generally being provided to or available from unrelated third parties; or

•   fair and reasonable to Breitburn, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to Breitburn.

The general partner may, but is not required to, seek the approval of such resolution from the conflicts committee. If the general partner does not seek approval from the conflicts committee and the board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited

The QRE partnership agreement contains provisions that modify and limit the general partner’s fiduciary duties to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

The general partner will not be in breach of its obligations under the QRE partnership agreement or its duties to QRE or unitholders if the resolution of the conflict is:

•   approved by the conflicts committee of the board of directors, although the general partner is not obligated to seek such approval;

•   approved by the vote of a majority of the outstanding common units, excluding any common units owned by the general partner or any of its affiliates;

•   on terms no less favorable to QRE than those generally being provided to or available from unrelated third parties; or

•   fair and reasonable to QRE, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to Breitburn.

The general partner may, but is not required to, seek the approval of such resolution from the conflicts committee. If the general partner does not seek approval from the conflicts committee and the board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding

Breitburn	QRE

partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Unless the resolution of a conflict is specifically provided for in the partnership agreement, the general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When the partnership agreement provides that someone act in good faith, it requires that person to believe he is acting in the best interests of the partnership.

brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Unless the resolution of a conflict is specifically provided for in the QRE partnership agreement, the general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When the QRE partnership agreement provides that someone act in good faith, it requires that person to believe he is acting in the best interests of the partnership.

Change of Management Provisions

Breitburn	QRE
The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change Breitburn’s management. If any person or group other than the general partner and its affiliates acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes except such units may be considered to be outstanding for purposes of the voluntary withdrawal of the general partner. This loss of voting rights does not apply to any person or group that acquires the units from the general partner or its affiliates and any transferees of that person or group approved by the general partner or to any person or group who acquires the units with the prior approval of the general partner.	The QRE partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change the management of the general partner. If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from the general partner or its affiliates and any transferees of that person or group approved by the general partner or to any person or group who acquires the units with the prior approval of the board of directors of the general partner.

Termination and Dissolution

Breitburn	QRE

Breitburn will continue as a limited partnership until terminated under the partnership agreement. Breitburn will dissolve upon:

•   the election of the general partner to dissolve the partnership, if approved by the holders of units representing a unit majority;

•   there being no limited partners, unless the partnership continued without dissolution in accordance with applicable Delaware law;

QRE will continue as a limited partnership until terminated under the QRE partnership agreement. QRE will dissolve upon:

•   the election of the general partner to dissolve the partnership, if approved by the holders of a unit majority;

•   there being no limited partners, unless the partnership are continued without dissolution in accordance with applicable Delaware law;

Breitburn	QRE

•   the entry of a decree of judicial dissolution of the partnership; or

•   the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to reconstitute the partnership and continue its business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to Breitburn’s receipt of an opinion of counsel to the effect that:

•   the action would not result in the loss of limited liability of any limited partner; and

•   neither the partnership, the reconstituted limited partnership, Breitburn’s operating company nor any of its other subsidiaries, would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

•   the entry of a decree of judicial dissolution of the partnership; or

•   the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to reconstitute the partnership and continue its business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the existing partnership agreement and having as general partner an entity approved by a unit majority, subject to QRE’s receipt of an opinion of counsel to the effect that:

•   the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•   neither the partnership nor any of QRE’s subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation

Breitburn	QRE
Upon its dissolution, unless Breitburn is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up Breitburn’s affairs will, acting with all of the powers of the general partner that are necessary or appropriate to liquidate Breitburn’s assets and apply the proceeds of the liquidation as provided in “—Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of Breitburn’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.	Upon its dissolution, unless QRE’s business is continued, the liquidator authorized to wind up QRE’s affairs will, acting with all of the powers of the general partner that are necessary or appropriate, liquidate the QRE’s assets and apply the proceeds of the liquidation as described in “—Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of QRE’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Non-Citizen Assignees; Redemption

Breitburn	QRE

To comply with certain U.S. laws relating to the ownership of interests in oil and gas leases on federal lands, transferees may be required to fill out a properly completed transfer application certifying, and the general partner, acting on the partnership’s behalf, may at any time require each unitholder to re-certify that the unitholder is an eligible holder. As used herein, an eligible holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, eligible holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; or (3) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding, or control in a corporation organized under the laws of the United States or of any state thereof and only for so long as the alien is not from a country that the United States federal government regards as denying similar privileges to citizens or corporations of the United States. This certification can be changed in any manner the general partner determines is necessary or appropriate to implement its original purpose.

If a transferee or unitholder, as the case may be:

•   fails to furnish a transfer application containing the required certification;

•   fails to furnish a re-certification containing the required certification within 30 days after request; or

•   provides a false certification;

then, as the case may be, such transfer will, to the fullest extent permitted by law, be void or Breitburn will have the right to redeem the units held by such unitholder. Further, the units held by such unitholder may not be entitled to any allocations of income or loss, distributions, or voting rights.

QRE currently owns interests in oil and natural gas leases on United States federal lands and may acquire additional interests in the future. To comply with certain U.S. laws relating to the ownership of interests in oil and natural gas leases on federal lands, the general partner, acting on the partnership’s behalf, may request that transferees fill out a properly completed transfer application certifying, and the general partner, acting on the partnership’s behalf, may at any time require each unitholder to re-certify, that the unitholder is an eligible holder. As used in the QRE partnership agreement, an eligible holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. As of the date hereof, eligible holder means:

•   a citizen of the United States;

•   a corporation organized under the laws of the United States or of any state thereof;

•   a public body, including a municipality; or

•   an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. This certification can be changed in any manner the general partner determines is necessary or appropriate to implement its original purpose.

If, following a request by the general partner, a transferee or unitholder, as the case may be, fails to furnish:

•   a transfer application containing the required certification;

•   a re-certification containing the required certification within 30 days after request; or

•   provides a false certification,

Breitburn	QRE

The purchase price will be paid in cash or delivery of a promissory note, as determined by the general partner. Any such promissory note will bear interest at the rate of 10% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

then, as the case may be, such transfer will be void or we will have the right, which we may assign to any of QRE’s affiliates, to acquire all, but not less than all, of the units held by such unitholder. Further, the units held by such unitholder will not be entitled to any voting rights.

The purchase price will be paid in cash or delivery of a promissory note, as determined by the general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Transfer of Common Units; Status as Unitholder or Assignee

Breitburn	QRE

By transfer of common units in accordance with the partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in Breitburn’s books and records. The general partner will cause any transfers to be recorded on Breitburn’s books and records no less frequently than quarterly. Each transferee:

•   represents that the transferee has the capacity, power and authority to become bound by the partnership agreement;

•   automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, the partnership agreement;

•   gives the consents and approvals contained in the partnership agreement; and

•   certifies that the transferee is an eligible holder.

A transferee will become a substituted limited partner of the partnership for the transferred common units automatically upon the recording of the transfer on Breitburn’s books and records. The general partner will cause any transfers to be recorded on Breitburn’s books and records no less frequently than quarterly.

Breitburn may, at its discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial owner’s rights are limited solely to those that it has against the nominee holder as a result of any

By transfer of common units in accordance with the QRE partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in the partnership’s books and records. Each transferee:

•   represents that the transferee has the capacity, power and authority to become bound by the QRE partnership agreement;

•   automatically agrees to be bound by the terms and conditions of the QRE partnership agreement; and

•   gives the consents, waivers and approvals contained in the QRE partnership agreement.

The general partner may request that a transferee of common units certify that such transferee is an eligible holder. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in the partnership for the transferred common units. A transferee will become a substituted limited partner of the partnership for the transferred common units automatically upon the

Breitburn	QRE

agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, a transferor of common units gives a transferee of common units the right to become a substituted limited partner in the partnership for the transferred common units.

Until a common unit has been transferred on its books, Breitburn and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations recording of the transfer on the partnership’s books and records. The general partner will cause any transfers to be recorded on the books and records no less frequently than quarterly.

Until a common unit has been transferred on the partnership’s books, QRE and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

QRE may, at its discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing transfers of securities.

PROPOSAL 2: ADVISORY VOTE ON MERGER-RELATED NAMED EXECUTIVE OFFICER COMPENSATION

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, QRE is required to submit a proposal to its unitholders for a non-binding, advisory vote to approve the payment by QRE of certain compensation to the named executive officers of QRE that is based on or otherwise relates to the merger. This proposal, commonly known as “say-on-golden parachutes,” and which we refer to as the “merger-related compensation proposal,” gives QRE’s unitholders the opportunity to vote, on a non-binding, advisory basis, on the compensation that the QRE named executive officers may be entitled to receive from QRE that is based on or otherwise relates to the merger. This compensation is summarized in the table and narrative disclosure under “Proposal 1: The Merger—Interests of Directors and Executive Officers of QRE GP in the Merger” under the sub-headings “Treatment of LTIP Unit Awards”, “Severance Arrangements”, “Quantification of Payments and Benefits to QRE’s Named Executive Officers” and “Golden Parachute Compensation”, including the footnotes to the table.

The QRE GP board of directors encourages you to review carefully information disclosed in this proxy statement/prospectus regarding the merger-related compensation payable to QRE’s named executive officers.

The QRE GP board of directors unanimously recommends that QRE’s unitholders approve the following resolution:

“RESOLVED, that the unitholders of QR Energy, LP hereby approve, on a non-binding, advisory basis, the compensation to be paid or become payable by QR Energy, LP to its named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the Golden Parachute Compensation table and the footnotes to that table.”

The vote on the merger-related compensation proposal is a vote separate and apart from the vote on the proposal to adopt the merger agreement. Accordingly, you may vote to adopt the merger agreement and vote not to approve the compensation proposal and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either the QRE or Breitburn. Accordingly, if the merger agreement is adopted and the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of QRE’s unitholders.

To adopt the above resolution approving the merger-related compensation of the QRE’s named executive officers on a non-binding, advisory basis, holders of a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, must vote in favor of such adoption.

The QRE GP board of directors unanimously recommends you vote “FOR” the compensation proposal.

PROPOSAL 3: ADJOURNMENT OF THE QRE SPECIAL MEETING

QRE unitholders are being asked to approve a proposal that will give the QRE GP board of directors authority to adjourn the QRE special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the QRE special meeting. If this proposal is approved, the QRE special meeting could be adjourned to any date. If the QRE special meeting is adjourned, QRE unitholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the merger agreement but do not indicate a choice on the adjournment proposal, your units will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your units will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal. If a quorum is present at the meeting, the affirmative vote of holders of at least a majority of the outstanding QRE common units, Class B units and Class C units, voting together as a single class, will be required to approve the adjournment of the QRE special meeting, provided that, if a quorum is not present at the meeting, the affirmative vote of holders of a majority of the outstanding QRE common units, Class B units and Class C units entitled to vote at such meeting represented either in person or by proxy, voting together as a single class, will be required to approve the proposal.

The QRE GP board of directors unanimously recommends that you vote “FOR” the adjournment of the QRE special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the QRE special meeting.

LEGAL MATTERS

The validity of the Breitburn common units to be issued in connection with the merger and being offered hereby, certain tax matters relating to those common units and certain U.S. federal income tax consequences of the merger will be passed upon for Breitburn by Latham & Watkins LLP, Houston, Texas. Certain U.S. federal income tax consequences of the merger will be passed upon for QRE by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of Breitburn Energy Partners LP for the year ended December 31, 2013 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion from management’s assessment of internal control over financial reporting as of December 31, 2013 of the oil and natural gas properties acquired in the Oklahoma Panhandle and Permian Basin acquisitions) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The statements of revenues and direct operating expenses of certain oil and gas properties of CrownRock L.P. and Lynden USA Inc., for the year ended December 31, 2012, incorporated in this proxy statement/prospectus by reference from Breitburn Energy Partners LP’s Current Report on Form 8-K/A dated February 27, 2014, have been audited by Johnson Miller & Co., CPA’s PC, independent auditors, as stated in their report incorporated herein by reference, and are incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statements of revenues and direct operating expenses of certain oil and gas producing properties and the related gathering and processing assets located in the Postle and Northeast Hardesty fields in Texas County, Oklahoma of Whiting Oil and Gas Corporation, a wholly owned subsidiary of Whiting Petroleum Corporation, for each of the three years in the period ended December 31, 2012, incorporated in this proxy statement/prospectus by reference from Breitburn Energy Partners LP’s Current Report on Form 8-K/A dated August 29, 2013, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statements), and are incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended June 30, 2013 and 2012, which is incorporated herein by reference, Deloitte & Touche LLP, independent auditors, have applied limited procedures in accordance with auditing standards generally accepted in the United States of America for a review of such information. However, as stated in their report included in Breitburn Energy Partners LP’s Current Report on Form 8-K/A dated August 29, 2013 and incorporated by reference herein (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

The information included or incorporated by reference in this proxy statement/prospectus, including the information included or incorporated by reference in the Annual Report on Form 10-K of Breitburn Energy Partners LP for the year ended December 31, 2013, concerning estimates of Breitburn’s oil and gas reserves was prepared by Cawley, Gillespie & Associates, Inc., Netherland, Sewell & Associates, Inc. and Schlumberger Technology Corporation, independent engineering firms, and has been included herein upon the authority of each such firm as experts.

The consolidated financial statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 and management’s assessment of the effectiveness of internal control over financial reporting of QR Energy, LP (which is included in Management’s Report on Internal Control over Financial Reporting) included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion from management’s assessment of internal control over financial reporting as of December 31, 2013 of a business acquired by QR Energy, LP during 2013) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimated quantities of QRE’s proved oil and natural gas reserves and the net present value of such reserves as of December 31, 2013 and December 31, 2012, as part of QRE’s Annual Report on Form 10-K attached herein as Annex E, are based upon reserve reports prepared by Netherland, Sewell & Associates, Inc. and Miller and Lents, Ltd., respectively.

WHERE YOU CAN FIND MORE INFORMATION

Breitburn has filed with the SEC a registration statement under the Securities Act of which this proxy statement/prospectus forms a part, which registers the Breitburn common units to be issued to QRE unitholders in connection with the merger. The registration statement, including the exhibits and schedules attached to the registration statement, contains additional relevant information about Breitburn and its common units. The rules and regulations of the SEC allow Breitburn and QRE to omit certain information that is included in the registration statement from this proxy statement/prospectus.

Breitburn files annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC allows Breitburn to “incorporate by reference” into this proxy statement/prospectus the information they file with the SEC, which means that Breitburn can disclose important information to you by referring you to those documents. This proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and information that Breitburn files later with the SEC will automatically update and supersede this information as well as the information included in this proxy statement/prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus. Breitburn incorporates by reference the documents listed below that it has previously filed with the SEC:

Breitburn’s Filings (SEC File No. 001-33055)

•	Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 28, 2014;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2014, filed on May 8, 2014 and for the quarter ended June 30, 2014, filed on August 5, 2014;

•	Current Reports on Form 8-K or 8-K/A filed on August 29, 2013, February 27, 2014, March 19, 2014, March 20, 2014, April 28, 2014, May 20, 2014, May 21, 2014, June 23, 2014, July 2, 2014, July 29, 2014 and August 4, 2014;

•	the description of the Breitburn common units contained in the Registration Statement filed on Form 8-A filed on May 21, 2014, and including any other amendments or reports filed for the purpose of updating such description.

Breitburn also incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of the initial registration statement and prior to the effectiveness of the registration statement, as well as between the date of this proxy statement/prospectus and the date on which the QRE special meeting is held. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. To the extent that any information contained in any Current Report on Form 8-K incorporated by referenced into this document (or any exhibit thereto) was furnished under Item 2.02 or 7.01 of Form 8-K, rather than filed, with the SEC, such information or exhibit is specifically not incorporated by reference into this proxy statement/prospectus.

Breitburn will provide a copy of any document incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to Breitburn at the following address and telephone number:

Breitburn Energy Partners LP

515 South Flower Street, Suite 4800

Los Angeles, California 90071

Attention: Gregory C. Brown, Esq.

Executive Vice President and General Counsel

Tel: (213) 225-5900

QRE’s Filings (SEC File No. 001-35010)

QRE files annual, quarterly and special reports, proxy statements and other information with the SEC. Copies of the annual report on Form 10-K of QRE for the year ended December 31, 2013 and the quarterly reports on Form 10-Q of QRE for the quarters ended March 31, 2014 and June 30, 2014 are attached to this proxy statement/prospectus as Annexes E, F and G, respectively. These reports contain additional information about QRE. QRE will make these materials available for inspection and copying by any of its unitholders, or a representative of any unitholder who is so designated in writing, at its principal executive offices during regular business hours, at the following address:

QR Energy, LP

5 Houston Center

1401 McKinney Street

Suite 2400

Houston, Texas 77010

(713) 452-2200

Breitburn and QRE also make available free of charge on their internet websites at www.breitburn.com and www.qrenergylp.com, respectively, the reports and other information filed by Breitburn and QRE with the SEC, as soon as reasonably practicable after such material is electronically filed or furnished to the SEC. Neither Breitburn’s nor QRE’s websites, nor the information contained on their websites, is part of this proxy statement/prospectus or the documents incorporated by reference.

The SEC maintains an Internet website that contains reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at www.sec.gov. You can find information that Breitburn and QRE file with the

SEC by reference to their names or to their SEC file numbers. You also may read and copy any document Breitburn or QRE files with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room and its copy charges.

The information concerning Breitburn contained in this proxy statement/prospectus or incorporated by reference has been provided by Breitburn, and the information concerning QRE contained in this proxy statement/prospectus has been provided by QRE.

In order to receive timely delivery of requested documents in advance of the QRE special meeting, your request should be received no later than                     , 2014. If you request any documents, Breitburn or QRE will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

Neither Breitburn nor QRE has authorized anyone to give any information or make any representation about the merger, Breitburn or QRE that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, if any one distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types or activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of its date, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BREITBURN ENERGY PARTNERS LP,

BREITBURN GP LLC

BOOM MERGER SUB, LLC,

QR ENERGY, LP

AND

QRE GP, LLC

DATED AS OF JULY 23, 2014

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 23, 2014 (this “Agreement”), is entered into by and among Breitburn Energy Partners LP, a Delaware limited partnership (“Parent”), Breitburn GP LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), Boom Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub” and, with Parent and Parent GP, the “Parent Entities”), QR Energy, LP, a Delaware limited partnership (the “Partnership”), and QRE GP, LLC, a Delaware limited liability company (“Partnership GP” and, with the Partnership, the “Partnership Entities”).

RECITALS

WHEREAS, the Conflicts Committee has (a) determined that this Agreement is advisable to and in the best interests of the Partnership and the Partnership Unitholders who are not affiliates of the Partnership, (b) approved this Agreement and the transactions contemplated hereby and (c) recommended adoption of this Agreement by the Board of Directors of Partnership GP (the “Partnership Board”);

WHEREAS, the Partnership Board has (a) determined that it is in the best interests of the Partnership and the Partnership Unitholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (c) resolved to submit this Agreement to a vote of the Partnership Unitholders and recommend adoption of this Agreement by the Partnership Unitholders;

WHEREAS, the Board of Directors of Parent GP (the “Parent Board”) and the Board of Directors of Merger Sub have approved and declared advisable this Agreement and the transactions contemplated hereby;

WHEREAS, as a condition to the Parent Entities’ willingness to enter into this Agreement, certain holders of the issued and outstanding Partnership Common Units and the holders of the issued and outstanding Partnership Class B Units and Partnership Class C Units have entered into a Voting and Support Agreement, dated as of the date of this Agreement (the “Support Agreement”), pursuant to which, among other things, they have agreed to vote to adopt this Agreement and take certain other actions in furtherance of the Merger, in each case on the terms and subject to the conditions provided for in the Support Agreement;

WHEREAS, concurrently with execution of this Agreement, certain holders of the issued and outstanding Partnership Common Units, Partnership Class B Units and Partnership Class C Units have entered into a Registration Rights Agreement with Parent (the “Registration Rights Agreement”), pursuant to which, among other things, Parent will file a registration statement with the SEC to register for resale certain New Common Units issued pursuant to Section 3.1.

WHEREAS, concurrently with execution of this Agreement, the holders of the Contingent Class B Units have waived the right to receive certain Contingent Class B Units otherwise issuable upon a Change of Control (as used in Section 7.4 of the Existing Partnership Agreement) (the “Contingent Class B Waiver”);

WHEREAS, concurrently with execution of this Agreement, the holders of the issued and outstanding Partnership Class C Units have consented to the Merger and the other transactions contemplated by this Agreement, including the payment of the Cash Consideration as provided herein, and agreed not to convert any of their Partnership Class C Units into Partnership Common Units (the “Class C Agreement”);

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling”, “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise.

“Average Closing Price” means, as of any date, the average of the closing sale prices of a Parent Common Unit as reported on the NASDAQ for the 10 consecutive full trading days (in which such Parent Common Units are traded on the NASDAQ) ending at the close of trading on the full trading day immediately preceding such date.

“Business Day” means any day which is not a Saturday, Sunday or other day on which banks are authorized or required to be closed in the City of New York, New York.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement entered into by and between Parent and the Partnership dated as of April 17, 2014.

“Conflicts Committee” has the meaning set forth in the Existing Partnership Agreement.

“Contingent Class B Units” has the meaning set forth in the Existing Partnership Agreement.

“Derivative” means a derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transaction.

“Director and Officer Indemnification Agreement” means, those certain Director Indemnification Agreements between the directors and officers of the Partnership GP, on the one hand, and the Partnership, on the other hand.

“DLLCA” means the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“Employee Benefit Plan” means:

(a) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and

(b) any personnel policy (oral or written), unit option, restricted unit, unit purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan or agreement, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and other employee benefit plan, agreement, arrangement, program, practice, or understanding.

“Employees” means all individuals employed by the Partnership, QRM, or any of their respective Affiliates or their respective Subsidiaries, in any case, whose employment relationship, as of the Closing Date, primarily relates to the Partnership, including any such individual who is absent due to vacation, family leave, short-term disability or other approved leave of absence.

“Environmental Law” means any Law that relates to:

(a) the protection of occupational health and safety;

(b) the protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life, any other natural resource or any matter arising out of or relating to pollution or contamination), or

(c) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of Hazardous Materials, in each case as in effect at the date of this Agreement.

“Environmental Permit” means any permit, license, regulation, consent, certification, variance, exemption, approval or other authorization required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with the Partnership or Parent, as applicable, within the meaning of Section 414(b), (k), or (m) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of December 22, 2010, as amended by Amendment No. 1 dated October 3, 2011, Amendment No. 2 dated December 12, 2013 and Amendment No. 3 dated March 2, 2014, and as it may be amended prior to the Effective Time to implement the Contingent Class B Waiver.

“Financial Advisors” means RBC Capital Markets, LLC and Greenhill & Co., financial advisors to the Partnership, and Tudor, Pickering, Holt & Co. Securities, Inc., financial advisor to the Conflicts Committee.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any national, state, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator or arbitral body, in each case that has jurisdiction over Parent or the Partnership, as the case may be, or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ properties or assets.

“Hazardous Material” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” pursuant to any Environmental Law, including petroleum and petroleum by-products, PCBs, and asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or any combination thereof produced or associated therewith.

“Indebtedness” of any Person means:

(a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property);

(b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person;

(c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;

(e) indebtedness of others as described in clauses (a) through (d) above in any manner guaranteed by such Person or for which it is or may become contingently liable;

but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnitees” means (i) the Partnership GP or any predecessor thereof and (ii) any Person who is or was manager, managing member, director, officer or employee of the Partnership GP or any predecessor thereof, the Partnership or its Subsidiaries.

“Knowledge” means the actual knowledge after reasonable inquiry of, in the case of the Partnership, the individuals listed in Section 1.1 of the Partnership Disclosure Schedule and, in the case of Parent, the individuals listed on Section 1.1 of the Parent Disclosure Schedule.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Authority, including common law.

“Lien” means any mortgage, lien, charge, restriction (including restrictions on transfer), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any third party, covenant, right of way, easement, encroachment or encumbrance.

“Material Adverse Effect” means, when used with respect to a Person, any change, event, development, circumstance, condition, occurrence or effect that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets (tangible or intangible), liabilities (contingent or otherwise) or results of operations of such Person and its

Subsidiaries taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred:

(a) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, including changes in price differentials.

(b) changes in general economic conditions in the:

(i) oil and gas exploration and production industry;

(ii) the natural gas gathering, compressing, treating, processing and transportation industry generally;

(iii) the natural gas liquids fractionating and transportation industry generally;

(iv) the crude oil and condensate logistics and marketing industry generally; and

(v) the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);

(c) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism;

(d) any hurricane, tornado, flood, earthquake or other natural disaster;

(e) with respect to the Partnership only, actions or omissions of Parent, or its Affiliates, or any action taken at the request of or with the consent of Parent;

(f) the announcement or pendency of this Agreement (including, for the avoidance of doubt, performance of obligations under this Agreement);

(g) any change in the market price or trading volume of the common units representing limited partner interests of such Person (it being understood and agreed that the exception in this clause (g) shall not preclude any Party from asserting that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change should be deemed to constitute, or be taken into account in determining whether there has been a Material Adverse Effect);

(h) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (h) shall not preclude any Party from asserting that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(i) changes in any Laws or regulations applicable to such Person or applicable accounting regulations or the interpretations thereof; and

(j) any legal proceedings commenced by or involving any current or former member, partner, unitholder or stockholder of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or the transactions contemplated hereby;

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in clauses (a), (b), (c) or (d) will be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately and adversely affects such Person, as compared to other similarly situated Persons operating in the industries in which such Person operates.

“NASDAQ” means the NASDAQ Stock Market.

“NYSE” means the New York Stock Exchange.

“Other Parties” means (i) with respect to the Partnership and Partnership GP, Parent, Parent GP and Merger Sub, and (ii) with respect to Parent and Merger Sub, the Partnership and Partnership GP.

“Parent Agreement” means the Second Amended and Restated Agreement of Limited Partnership of Parent, dated as of May 21, 2014, as amended by Amendment No. 1 dated July 1, 2014.

“Parent Common Units” means the common units representing limited partner interests in Parent having the rights and obligations specified with respect to “Common Units” as set forth in the Parent Agreement.

“Parent Preferred Units” means the 8.25% Series A Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in Parent having the rights and obligations specified in the Parent Agreement.

“Parent Restricted Units” means any award of Parent Common Units issued under the First Amended and Restated Breitburn Energy Partners LP 2006 Long Term Incentive Plan that is subject to vesting or forfeiture conditions.

“Parent Unitholders” means the holders of outstanding Parent Common Units and Parent Preferred Units.

“Partnership Certificate of Limited Partnership” means the certificate of limited partnership of the Partnership as filed with the Secretary of State of the State of Delaware on September 20, 2010.

“Partnership Class B Units” means the class B units representing limited partner interests in the Partnership having the rights and obligations specified with respect to “Class B Units” as set forth in the Existing Partnership Agreement.

“Partnership Class C Units” means the class C convertible preferred units representing limited partner interests in the Partnership having the rights and obligations specified with respect to “Class C Convertible Preferred Units” as set forth in the Existing Partnership Agreement.

“Partnership Common Units” means the common units representing limited partner interests in the Partnership having the rights and obligations specified with respect to “Common Units” as set forth in the Existing Partnership Agreement.

“Partnership GP” means QRE GP, LLC.

“Partnership GP Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Partnership GP, dated as of March 2, 2014.

“Partnership LTIP” means the QR Energy Long-Term Incentive Plan, as amended from time to time.

“Partnership Unitholders” means the holders of outstanding Partnership Common Units, Partnership Class B Units and Partnership Class C Preferred Units.

“Partnership Units” means the Partnership Common Units, Partnership Class B Units and Partnership Class C Units.

“Party” means a party to this Agreement.

“Permitted Encumbrances” means:

(a) to the extent waived prior to the Effective Time by the person entitled to exercise such right, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established by the party responsible for payment thereof;

(c) lease burdens payable to third parties which are deducted in the calculation of discounted present value in the Partnership Reserve Report or the Parent Reserve Report, as applicable, including, without limitation, any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(d) (i) contractual or statutory Liens securing obligations for labor, services, materials and supplies furnished to mineral interests, or (ii) Liens on pipeline or pipeline facilities which arise out of operation of Law, or (iii) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business, provided, however, that, in the case of any Lien described in the foregoing clauses (i), (ii) or (iii), such Lien (A) secures obligations that are not Indebtedness and are not delinquent and (B) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(e) Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(f) pre-judgment Liens and judgment Liens in existence less than 15 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance;

(g) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Partnership or any of its Subsidiaries, to the extent existing on the date of this Agreement;

(h) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(i) such title defects as Parent (in the case of title defects with respect to properties or assets of the Partnership or its Subsidiaries) or the Partnership (in the case of title defects with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing;

(j) rights reserved to or vested in any Governmental Authority to control or regulate any of the Partnership’s or Parent’s or their respective Subsidiaries’ properties or assets in any manner;

(k) Liens existing on the date of this Agreement securing any Indebtedness;

(l) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Partnership or Parent or any of their respective Subsidiaries that are customarily granted in the oil and gas industry and (i) do not materially interfere with the operation, value or use of the property or asset affected or (ii) increase the burdens payable to third parties which are deducted in the calculation of discounted present value in the Partnership Reserve Report or the Parent Reserve Report, as applicable, including, without limitation, any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest; and

(m) any Liens discharged at or prior to the Effective Time; and

(n) all other Liens, charges, encumbrances, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on an accurate survey of any real property, that are not such as to (i) materially interfere with the operation, value or use of the property or asset affected or (ii) increase the burdens payable to third parties which are deducted in the calculation of discounted present value in the Partnership Reserve Report or the Parent Reserve Report, as applicable, including, without limitation, any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest.

“Person” or “person” means any individual, corporation, limited liability company (or any series thereof), limited or general partnership (or any series thereof), limited liability partnership, limited liability limited partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority, or any group comprised of two or more of the foregoing.

“QRM” means Quantum Resources Management, LLC, a Delaware limited liability company.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Rights” means, with respect to any person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such person (or the general partner of such person) to issue, transfer or sell any partnership or other equity interest of such person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such person (or the general partner of such person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Partnership or any of its Subsidiaries and used for the conduct of the business of the Partnership or any of its Subsidiaries as presently conducted.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal law.

“Tax Law” means any Law relating to Taxes.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, or other similar assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority, whether disputed or not.

1.2 Terms Defined Elsewhere. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
Action	7.10(a)
Adjusted Class B Amount	3.5
Affiliate	1.1
Agreement	Preamble
Alternative Proposal	7.3(j)(i)
Antitrust Laws	7.1(a)
Average Closing Price	1.1
Balance Sheet Date	5.9
Book-Entry Units	3.2
Business Day	1.1
Business Employee	7.15(a)
Cash Consideration	3.1(d)
CERCLA	1.1
Certificate	3.2
Certificate of Merger	2.1(b)
Claim	7.10(a)
Class C Agreement	Recitals
Closing	2.2
Closing Date	2.2
Code	1.1
Confidentiality Agreement	1.1
Conflicts Committee	1.1
Contingent Class B Units	1.1
Contingent Class B Waiver	Recitals
Continuing Employees	7.15(a)

Term	Section
control	1.1
controlled by	1.1
controlling	1.1
Derivative	1.1
Director and Officer Indemnification Agreement	1.1
Disguised Sale	3.3(k)
Divestiture Action	7.1(d)
DLLCA	1.1
DRULPA	1.1
Effective Time	2.1(b)
Employee Benefit Plan	1.1
Employees	1.1
Environmental Law	1.1
Environmental Permit	1.1
ERISA	1.1
ERISA Affiliate	1.1
Exchange Act	1.1
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(c)
Existing Partnership Agreement	1.1
Expenses	9.4(f)
Financial Advisors	1.1
Finance Related Parties	10.13
Financing Sources	10.13
GAAP	1.1
Governmental Authority	1.1
Hazardous Material	1.1
HSR Act	1.1
Hydrocarbons	1.1
Indebtedness	1.1
Indemnification Expenses	7.10(a)
Indemnified Parties	7.10(a)
Indemnitees	1.1
Intervening Event	7.3(e)
Knowledge	1.1
Law	1.1
Letter of Transmittal	3.3(b)
Lien	1.1
Material Adverse Effect	1.1
Maximum Amount	7.10(d)
Merger	2.1(a)
Merger Consideration	3.1(c)
Merger Sub	Preamble
NASDAQ	1.1
New Common Units	3.1(c)
Notice Period	7.3(d)(i)
NYSE	1.1
Other Parties	1.1
Outside Date	9.1(e)
Parent	Preamble

Term	Section
Parent Agreement	1.1
Parent Board	Recitals
Parent Common Units	1.1
Parent Disclosure Schedule	4.2
Parent Employee	6.19(a)
Parent Employee Benefit Plan	6.19(a)
Parent Entities	Preamble
Parent Financial Statements	6.7(b)
Parent GP	Preamble
Parent Intellectual Property	6.20
Parent Material Adverse Effect	Article VI
Parent Material Agreement	6.12
Parent Permits	6.11(b)
Parent Preferred Units	1.1
Parent Reserve Report	6.14
Parent SEC Documents	Article VI
Parent Unitholders	1.1
Partnership	Preamble
Partnership 2014 Budget	4.1(a)
Partnership Board	Recitals
Partnership Board Recommendation	7.2(b)
Partnership Certificate of Limited Partnership	1.1
Partnership Change in Recommendation	7.3(c)
Partnership Class B Units	1.1
Partnership Class C Units	1.1
Partnership Common Units	1.1
Partnership Disclosure Schedule	4.1
Partnership Employee Benefit Plan	5.19(a)
Partnership Entities	Preamble
Partnership Equity Awards	3.5
Partnership Financial Statements	5.7(b)
Partnership GP	Preamble, 1.1
Partnership GP Agreement	1.1
Partnership Intellectual Property	5.19(e)
Partnership LTIP	1.1
Partnership Material Adverse Effect	Article V
Partnership Material Agreement	5.12(a)
Partnership Meeting	5.6
Partnership Parties	10.13
Partnership Performance Units	3.5
Partnership Permits	5.11(b)
Partnership Related Party Transaction	5.21
Partnership Reserve Report	5.14
Partnership Restricted Units	3.5
Partnership SEC Documents	Article V
Partnership Unitholder Approval	8.1(a)
Partnership Unitholders	1.1
Partnership Units	1.1
Party	1.1
PBGC	5.19(f)
Pension Plan	5.19(f)

Term	Section
Permitted Encumbrances	1.1
person	1.1
Person	1.1
Proceedings	5.16
Proxy Statement	5.6
Registration Rights Agreement	Recitals
Registration Statement	6.6
Regular Distribution	3.2
Related Party Transaction	5.21
Release	1.1
Representatives	1.1
Rights	1.1
SEC	1.1
Securities Act	1.1
Subsidiary	1.1
Superior Proposal	7.3(j)(ii)
Support Agreement	Recitals
Surviving Entity	2.1(a)
Systems	1.1
Takeover Law	1.1
Tax Law	1.1
Tax Return	1.1
Taxes	1.1
Termination Fee	9.4(f)
under common control with	1.1
Willful Breach	9.3
4062(e) Event	5.19(f)

1.3 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;

(f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(i) this Agreement has been jointly prepared by the Parties, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(k) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(l) the Annexes and Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(m) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(n) all references to days mean calendar days unless otherwise provided; and

(o) all references to time mean Houston, Texas time.

ARTICLE II

THE MERGER; EFFECTS OF THE MERGER

2.1 The Merger.

(a) The Merger and Surviving Entity. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, Merger Sub will merge with and into the Partnership (the “Merger”), the separate existence of Merger Sub will cease, and the Partnership will survive and continue to exist as a Delaware limited partnership (the Partnership, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).

(b) Effectiveness and Effects of the Merger. Subject to provisions of this Agreement, the Merger will become effective upon the filing of a properly executed certificate of merger (the “Certificate of Merger”) with the office of the Secretary of State of the State of Delaware or such later date and time as may be agreed to by Parent and the Partnership and set forth in such Certificate of Merger (the “Effective Time”), in accordance with the DRULPA and the DLLCA. The Merger will have the effects set forth in this Agreement and the applicable provisions of the DRULPA and the DLLCA.

(c) Certificate of Limited Partnership and Agreement of Limited Partnership. At the Effective Time, (i) the Partnership Certificate of Limited Partnership will remain unchanged and will be the certificate of limited partnership of the Surviving Entity until duly amended in accordance with applicable Law and (ii) the Existing Partnership Agreement will remain unchanged and will be the agreement of limited partnership of the Surviving Entity until duly amended in accordance with the terms thereof and applicable Law.

(d) Admission as Partner. At the Effective Time, (a) by virtue of the Merger, notwithstanding anything to the contrary in the Existing Partnership Agreement, Parent is hereby admitted as the sole limited partner of the Partnership and will hold all limited partner interests in the Partnership, (b) Partnership GP shall continue as the general partner of the Partnership, and (c) the Partnership shall continue without dissolution.

2.2 Closing. Subject to the provisions of Article VIII, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) will occur on (a) the third Business Day after the day on which the last of the conditions set forth in Article VIII (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the terms of this Agreement or (b) such other date to which Parent and the Partnership may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing of the transactions contemplated by this Agreement will take place at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, Houston, Texas 77002-6760, at 10:00 a.m. Houston time on the Closing Date.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

3.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Parent GP Merger Sub, the Partnership, Partnership GP or any holder of Parent securities or Partnership Common Units, Partnership Class B Units or Partnership Class C Units:

(a) All of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time will be automatically converted into the sole limited partner interest in the Partnership.

(b) The general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time will remain outstanding in the Surviving Entity in the form set forth in the Existing Partnership Agreement, and the Partnership GP, as the holder of such general partner interest, will continue as the sole general partner of the Surviving Entity as set forth in the Existing Partnership Agreement. At the Effective Time, the books and records of the Partnership will be revised to reflect that all limited partners of the Partnership immediately prior to the Effective Time cease to be limited partners of the Partnership pursuant to the terms of this Agreement and that Parent is the sole limited partner of the Partnership, and the Partnership will continue without dissolution.

(c) Each Partnership Common Unit and Partnership Class B Unit issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.9856 Parent Common Units (the “Merger Consideration,” and such ratio, the “Exchange Ratio”), which Parent Common Units will be duly authorized and validly issued in accordance with applicable Laws and the Parent Agreement, as applicable (such Parent Common Units described in this clause (c) are referred to herein as the “New Common Units”). Notwithstanding anything to the contrary in this Agreement, in no event will Parent be obligated to issue in excess of 72,001,686 New Common Units as part of the Merger Consideration.

(d) Each Partnership Class C Unit issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to (i) $350 million divided by (ii) the number of Partnership Class C Units outstanding immediately prior to the Effective Time (the “Cash Consideration”), which shall be treated as a purchase of the Class C Units by Parent from such holders in accordance with Treas. Reg. §1.708-1(c)(4).

(e) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all Partnership Common Units, Partnership Class B Units and Partnership Class C Units (if any) owned by the Partnership or its wholly-owned Subsidiaries or by Parent or its wholly-owned Subsidiaries will automatically be cancelled and no consideration will be received therefor.

3.2 Rights As Unitholders; Unit Transfers. All Partnership Common Units and Partnership Class B Units converted into the right to receive the Merger Consideration pursuant to Section 3.1(c) and all Partnership Class C Units converted into the right to receive the Cash Consideration pursuant to Section 3.1(d) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Partnership Common Units, Partnership Class B Units or Partnership Class C Units (a “Certificate”) and each holder of non-certificated Partnership Common Units, Partnership Class B Units or Partnership Class C Units represented by book-entry (“Book-Entry Units”) will cease to be a limited partner of the Partnership and cease to have any rights with respect thereto, except the right to receive, in the case of a holder of Partnership Common Units or Partnership Class B Units, (a) the Merger Consideration, and the right to be admitted as an additional limited partner of Parent in connection therewith, (b) any cash to be paid in lieu of any fractional New Common Unit in accordance with Section 3.3(d), and (c) any distributions in accordance with Section 3.3(c), and, in the case of a holder of Partnership Class C Units, the Cash Consideration, in each case, to be issued or paid, without interest, in consideration therefor in accordance with Section 3.3; provided, however, that the rights of (i) any holder of the Partnership Equity Awards will be as set forth in Section 3.5, and (ii) Parent and its Subsidiaries, and the Partnership and its Subsidiaries will be as set forth in Section 3.1(e). In addition holders as of the relevant record date of Partnership Common Units, Partnership Class B Units and Partnership Class C Units outstanding immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such Partnership Common Units, Partnership Class B Units and Partnership Class C Units with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership with respect to such units in accordance with the terms of the Existing Partnership Agreement and this Agreement and which remains unpaid as of the Effective Time (a “Regular Distribution”). Regular Distributions by the Partnership are not part of the Merger Consideration or Cash Consideration, and will be paid on the payment date set therefor to such holders of Partnership Common Units, Partnership Class B Units and Partnership Class C Units whether or not they exchange their Partnership Common Units, Partnership Class B Units and Partnership Class C Units pursuant to Section 3.3. At the Effective Time, the unit transfer books of the Partnership will be closed immediately and there will be no further registration of transfers on the unit transfer books of the Partnership with respect to Partnership Common Units, Partnership Class B Units and Partnership Class C Units.

3.3 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent will appoint a commercial bank or trust company reasonably acceptable to the Partnership to act as exchange agent hereunder for the purpose of exchanging Partnership Units for the Merger Consideration or Cash Consideration as required by this Article III (the “Exchange Agent”). Promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Partnership Units, for exchange in accordance with this Article III, through the Exchange Agent, New Common Units and cash as required by this Article III. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 3.3(c) and to make payments in lieu of any fractional New Common Units pursuant to Section 3.3(d), in each case without interest. Any cash (including as payment for any fractional New Common Units in accordance with Section 3.3(d) and any distributions with respect to such fractional New Common Units in accordance with Section 3.3(c)) and New Common Units deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration and Cash Consideration contemplated to be paid for Partnership Units pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 3.3(c) and 3.3(d), the Exchange Fund will not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time, Parent will instruct the Exchange Agent to mail to each record holder of Partnership Units as of the Effective Time (other than the Partnership and its Subsidiaries and Parent and its Subsidiaries) (i) a letter of transmittal (specifying that in respect of certificated Partnership Units, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and the Partnership prior to the Effective Time) (the “Letter of Transmittal”) and (ii) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration or Cash Consideration payable in respect of Partnership Units represented by such Certificates or Book-Entry Units, as applicable. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required pursuant to such instructions, (A) each holder who held Partnership Common Units or Partnership Class B Units immediately prior to the Effective Time (other than the Partnership and its Subsidiaries and Parent and its Subsidiaries) will be entitled to receive upon surrender of the Certificates or Book-Entry Units therefor (x) New Common Units representing, in the aggregate, the whole number of New Common Units that such holder has the right to receive pursuant to Section 3.1(c) (after taking into account all Partnership Common Units or Partnership Class B Units then held by such holder) and (y) a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Partnership Common Units or Partnership Class B Units pursuant to Section 3.3(c) and Section 3.3(d), and (B) each holder who held Partnership Class C Units immediately prior to the Effective Time (other than the Partnership and its Subsidiaries and Parent and its Subsidiaries) will be entitled to receive upon surrender of the Certificates or Book-Entry Units therefor a check in an amount equal to the aggregate amount of the Cash Consideration, if any, payable in respect of such Partnership Class C Units that such holder has the right to receive pursuant to Section 3.1(d). No interest will be paid or accrued on any Merger Consideration, Cash Consideration, any cash payment in lieu of fractional New Common Units, any Parent distributions payable pursuant to Section 3.3(c) or any Regular Distribution. In the event of a transfer of ownership of Partnership Units that is not registered in the transfer records of the Partnership, the Merger Consideration or Cash Consideration, as applicable, and any Parent distributions payable pursuant to Section 3.3(c) payable in respect of such Partnership Units may be paid to a transferee, if the Certificate representing such Partnership Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both certificated and book-entry Partnership Units, accompanied by all documents reasonably required to evidence and effect such transfer and the Person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration or Cash Consideration, as applicable, in any name other than that of the record holder of such Partnership Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section 3.3, each Certificate or Book-Entry Unit will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Merger Consideration or Cash Consideration, as applicable, payable in respect of Partnership Units, and any cash or distributions to which such holder is entitled pursuant to Section 3.3(c), Section 3.3(d) and (without the necessity of such surrender) Regular Distributions.

(c) Distributions with Respect to Unexchanged Partnership Common Units and Partnership Class B Units. No distributions declared or made with respect to Parent Common Units with a record date after the Effective Time will be paid to the holder of any Partnership Common Units or Partnership Class B Units with respect to New Common Units that such holder would be entitled to receive in accordance herewith and no cash payment in lieu of fractional New Common Units will be paid to any such holder until such holder has delivered the required documentation and surrendered any Certificates or Book-Entry Units as contemplated by this Section 3.3. Subject to applicable Law, following compliance with the requirements of Section 3.3(b), there will be paid to such holder of New Common Units issuable in exchange therefor, without interest, (i) promptly after the time of such compliance, the amount of any cash payable in lieu of fractional New Common Units to which such holder is entitled pursuant to Section 3.3(d) (which shall be paid by the Exchange Agent as provided therein) and the amount of distributions with a record date after the Effective Time theretofore paid with respect to New Common Units and payable with respect to such New Common Units, and (ii) promptly after such compliance, or, if later, at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such New Common Units (which shall be paid by Parent).

(d) Fractional New Common Units. No certificates or scrip of New Common Units representing fractional New Common Units or book entry credit of the same will be issued upon the surrender of Partnership Common Units or Partnership Class B Units outstanding immediately prior to the Effective Time in accordance with Section 3.3(b), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of any New Common Units. Notwithstanding any other provision of this Agreement, each holder of Partnership Common Units or Partnership Class B Units converted in the Merger who would otherwise have been entitled to receive a fraction of a New Common Unit (after taking into account all Partnership Common Units and Partnership Class B Units exchanged by such holder) will receive, in lieu thereof, cash (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the Average Closing Price as of the Closing Date and (ii) the fraction of a New Common Unit that such holder would otherwise be entitled to receive pursuant to this Article III. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, Parent will cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(e) Further Rights in Partnership Common Units.

(i) The Merger Consideration issued upon conversion of a Partnership Common Unit or Partnership Class B Unit in accordance with the terms hereof (including any cash paid pursuant to Section 3.3(d)) and any declared distributions to be paid on Parent Common Units as described in Section 3.3(c) will be deemed to have been issued in full satisfaction of all rights pertaining to such Partnership Common Unit or Partnership Class B Unit.

(ii) The Cash Consideration paid upon conversion of a Partnership Class C Unit in accordance with the terms hereof will be deemed to have been paid in full satisfaction of all rights pertaining to such Partnership Class C Units.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Partnership Units after 180 days following the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of Partnership Units who have not theretofore complied with this Article III will thereafter look only to Parent for the Merger Consideration or Cash Consideration, as the case may be, payable in respect of such Partnership Units, any cash in lieu of fractional New Common Units to which they are entitled pursuant to Section 3.3(d), or any distributions with respect to New Common Units to which they are entitled pursuant to Section 3.3(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of Partnership Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity will, to the extent permitted by applicable Law, be held by Parent. Without limitation of the foregoing, after 180 days following the Effective Time any amounts remaining unclaimed by holders of Partnership Units will become the property of Parent, subject to the legitimate claims of any Person previously entitled thereto under abandoned property, escheat or similar laws.

(g) Lost Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in such amount reasonably determined by Parent, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration or Cash Consideration, as applicable, payable in respect of Partnership Units represented by such Certificate, any distributions to which the holders thereof are entitled pursuant to Section 3.3(c) and any cash payable in lieu of fractional New Common Units to which the holders thereof are entitled pursuant to Section 3.3(d).

(h) Withholding. Each of Parent, Merger Sub and the Exchange Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Partnership Units such amounts or securities as Parent, Merger Sub or the Exchange Agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment or issuance; provided, however, that the Exchange Agent will provide reasonable notice to the applicable holders of Partnership Units prior to deducting and withholding any amounts or securities pursuant to this Section 3.3(h). To the extent that amounts or securities are so deducted and withheld such amounts will be treated for all purposes of this Agreement as having been paid or issued to the holder of Partnership Units in respect of whom such deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be.

(i) Book Entry and Admission of Holders of New Common Units as Additional Limited Partners of Parent. All New Common Units to be issued in the Merger will be issued in book-entry form, without physical certificates. Upon the issuance of New Common Units to the holders of Partnership Common Units and Partnership Class B Units in accordance with this Section 3.3, and the compliance by such holders with the requirements of the Parent Agreement, which requirements may be satisfied by each holder of New Common Units by the execution and delivery by such holder of a completed and executed Letter of Transmittal, Parent GP will be deemed to have automatically consented to the admission of such holder as a limited partner of Parent in respect of its New Common Units and will reflect such admission on the books and records of Parent.

(j) Investment of the Exchange Fund. Parent will cause the Exchange Agent to invest the Exchange Fund as directed by Parent on a daily basis, in Parent’s sole discretion; provided, however, that no such investment or loss thereon affects the amounts payable or the timing of the amounts payable to the Partnership Unitholders pursuant to the other provisions of this Section 3.3. Any interest and other income resulting from such investments will be paid promptly to Parent.

(k) Tax Characterization of Merger and Cash Received. The Partnership and Parent each acknowledges and agrees that for federal income Tax purposes the transactions consummated pursuant to this Agreement will be treated as an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i), whereby the Partnership will be the terminating partnership and Parent will be the resulting partnership. As a result, the transactions consummated pursuant to this Agreement shall be treated for U.S. federal income Tax purposes as a contribution of all of the assets of the Partnership to Parent in exchange for the Merger Consideration, the cash received in lieu of fractional Parent Common Units and the assumption of liabilities. To the maximum extent possible, any cash received in lieu of fractional Parent Common Units shall be treated as a reimbursement of preformation capital expenditures described in Treasury Regulation Section 1.707-4(d). To the extent the any cash received in lieu of fractional Parent Common Units exceeds the amount that can be so treated, such excess cash will be treated as proceeds of a disguised sale transaction described in Section 707(a)(2)(B) of the Code (a “Disguised Sale”). Each holder of Partnership Class C Units will be deemed to have consented for U.S. federal income tax purposes (and to the extent applicable, state or local income tax purposes) to report the Cash Consideration received in the Merger as proceeds from the sale of the holder’s Partnership Class C Units to Parent consistent with Treasury Regulation Section 1.708-1(c)(4). Each of the Partnership and Parent agrees to prepare and file all U.S. federal income Tax Returns in accordance with the foregoing and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal income Taxes, except as otherwise required by applicable Laws following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

3.4 Anti-Dilution Provisions. Without limiting the covenants in Sections 4.1 and 4.2, in the event the outstanding Partnership Units or Parent Common Units shall have been changed into a different number of units or a different class after the date of this Agreement by reason of any subdivisions, reclassifications, splits, unit distributions, combinations or exchanges of Partnership Units or Parent Common Units, the Exchange Ratio will be correspondingly adjusted to provide to the holders of such Partnership Common Units and Partnership Class B Units the same economic effect as contemplated by this Agreement prior to such event.

3.5 Treatment of Awards under the Partnership LTIP. Immediately prior to the Effective Time, any award of Partnership Common Units issued under the Partnership LTIP that is subject to vesting or forfeiture conditions (“Partnership Restricted Units”), that is subject to time-based vesting and that is outstanding and unvested immediately prior to the Effective Time will, automatically and without any action on the part of the holder thereof, become fully vested and the restrictions with respect thereto shall lapse and such Partnership Restricted Units shall be converted into the right to receive the Merger Consideration pursuant to Section 3.1(c) on the terms applicable to issued and outstanding Partnership Common Units. Immediately prior to the Effective Time, any award of performance units with respect to Partnership Common Units that is outstanding immediately prior to the Effective Time (“Partnership Performance Units” and, together with the Partnership Restricted Units, “Partnership Equity Awards”) will, automatically and without action on the part of the holder thereof, vest and be settled in a number of Partnership Common Units determined based on actual attainment of the applicable performance goal(s) as of two Business Days prior to the Effective Time, and such resulting Partnership Common Units shall be converted at the Effective Time into the right to receive the Merger Consideration pursuant to Section 3.1(c) on the terms applicable to other issued and outstanding Partnership Common Units.

3.6 Treatment of Contingent Partnership Class B Units. Immediately prior to the Effective Time, a number of Contingent Class B Units issuable upon a Change of Control transaction (as used in Section 7.4 of the Existing Partnership Agreement) equal to the Adjusted Class B Amount automatically and without any action on the part of the holder thereof, shall vest and be issued, the restrictions with respect thereto shall lapse and such issued Contingent Class B Units shall be treated as issued and outstanding Partnership Class B Units as of immediately prior to the Effective Time and otherwise subject to the terms of this Agreement applicable to issued and outstanding Partnership Class B Units. For purposes of this Agreement, the “Adjusted Class B Amount” equals (x) 6,748,067 minus (y) the excess of (A) the number of Partnership Common Units issued in respect of the Partnership Performance Units in accordance with Section 3.5 over (B) 383,900 and minus (z) the number, if any, of Contingent Class B Units issued pursuant to Section 7.4(d) of the Existing Partnership Agreement.

ARTICLE IV

ACTIONS PENDING MERGER

4.1 Conduct of Business by the Partnership. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly provided by this Agreement, (ii) as may be required by applicable Law or the terms of any Partnership Employee Benefit Plan, (iii) as set forth in the disclosure letter delivered by the Partnership to Parent (the “Partnership Disclosure Schedule”), or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), the Partnership will not (and Partnership GP will not take any such action on its own behalf or on behalf of the Partnership), and will cause each of its respective Subsidiaries not to:

(a) (i) conduct its business and the business of its Subsidiaries other than in the ordinary course, including by operating in accordance with the Partnership’s 2014 capital budget as most recently furnished by the Partnership to Parent and/or Parent’s Representatives prior to the date of this Agreement (the “Partnership 2014 Budget”), (ii) fail to use reasonable best efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of any Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby; provided, however, that no action by the Partnership or its Subsidiaries with respect to matters specifically addressed by any provision of Sections 4.1(b) through (r) shall be deemed a breach of this Section 4.1(a);

(b) (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights or (ii) enter into any agreement with respect to the foregoing;

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except for upon the forfeiture of Partnership Restricted Units in connection with the terms thereof or to satisfy any Tax withholding obligations of the holder thereof or net unit settlements made in connection with the vesting of Partnership Equity Awards or as required by the terms of its securities outstanding on the date of this Agreement by any existing Partnership Employee Benefit Plan;

(d) (i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties, other than (A) in the ordinary course of business (including for the avoidance of doubt, sales, transfers and dispositions of commodities and produced Hydrocarbons, crude oil and refined products), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $7,500,000, or (C) any distributions expressly permitted under Section 4.1(e); (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity, (iii) merge, consolidate or enter into any other business combination transaction with any Person, or (iv) convert from a limited partnership or limited liability company, as the case may be, to any other business entity;

(e) make or declare dividends or distributions (i) to the holders of Partnership Common Units or Partnership Class B Units that are special or extraordinary distributions or that are in a cash amount in excess of $0.1625 per Partnership Common Unit or Partnership Class B Unit per month, or (ii) to the holders of Partnership Class C Units or any other units of or interests in the Partnership, other than distributions required under the Existing Partnership Agreement by reason of regular monthly cash distributions to the holders of Partnership Common Units;

(f) amend (i) the Partnership Certificate of Limited Partnership or the Existing Partnership Agreement, or (ii) the organizational documents of any Subsidiary of the Partnership;

(g) other than in connection with matters contemplated by the Partnership 2014 Capital Budget, enter into any contract, agreement or arrangement that would be a Partnership Material Agreement;

(h) modify, amend, terminate or assign, or waive or assign any rights under any Partnership Material Agreement or any Partnership Permit, in each case, in a manner which is materially adverse to the Partnership and its Subsidiaries, taken as a whole, or which would reasonably be expected to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(i) waive, release, assign, settle or compromise any material claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or any injunction or other equitable relief;

(j) implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

(k) fail to use reasonable best efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(l) (i) change any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend in any material respect any Tax Return, or (iv) change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law;

(m) take any action or fail to take any action that would reasonably be expected to cause the Partnership or any of its Subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation;
(n) (i) increase in any respect the compensation of its officers or employees whose annual base compensation exceeds $200,000 (provided that the Partnership shall provide prompt written notice of any increase in the compensation of its officers or employees), (ii) take any action to increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under, any Partnership Employee Benefit Plan, (iii) grant any severance or termination pay to any officer or director of the Partnership or any Employee, or (iv) establish, adopt, enter into or amend any Partnership Employee Benefit Plan;

(o) (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than borrowings under existing revolving credit facilities that is not in excess of $110,000,000 in the aggregate or trade credit in the ordinary course of business, (ii) redeem, repurchase, cancel or otherwise acquire any Indebtedness (directly, contingently or otherwise), (iii) enter into any material lease (whether operating or capital), (iv) create any Lien on its property or the property of its Subsidiaries in connection with any pre-existing Indebtedness or lease, or (v) make or commit to make any capital expenditures in excess of $10,000,000 in the aggregate other than such capital expenditures as are contemplated in the Partnership 2014 Budget;

(p) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

(q) enter into any Related Party Transaction; and

(r) agree or commit to do anything prohibited by clauses (a) through (q) of this Section 4.1.

provided, however, that the foregoing does not limit or restrict the ability of the Partnership or any of its Subsidiaries to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with any Environmental Law, including with respect to any Release or threatened Release of Hazardous Materials; provided that the Partnership promptly notifies Parent of the same.

4.2 Conduct of Business by Parent. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (i) as expressly provided by this Agreement, (ii) as may be required by applicable Law, (iii) as set forth in the disclosure letter delivered by Parent to the Partnership (the “Parent Disclosure Schedule”), or (iv) with the prior written consent of the Partnership Board (which consent will not be unreasonably withheld, conditioned or delayed), Parent will not (and Parent GP will not take any such action on its own behalf or on behalf of Parent), and will cause each of its respective Subsidiaries not to:

(a) (i) conduct its business and the business of its Subsidiaries other than in the ordinary course, (ii) fail to use reasonable best efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of any Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Sections 4.2(c) through (l) shall be deemed a breach of this Section 4.2(a);

(b) (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights other than such issuances the Parent Board determines in good faith would not reasonably be expected to adversely affect Parent’s ability to comply with its obligations under Section 7.18 or (ii) enter into any agreement with respect to the foregoing;

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except for net unit settlements made in connection with the vesting of restricted units or as required by the terms of its securities outstanding on the date of this Agreement by any existing Parent Employee Benefit Plan;

(d) (i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of its assets, business or properties other than (A) in the ordinary course of business (including for the avoidance of doubt sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products), (B) any individual sales, leases, dispositions or discontinuances for consideration not in excess of $20,000,000, (C) any acreage swap, joint venture, partnership, joint marketing, joint development or similar strategic transaction or (D) any distributions expressly permitted under Section 4.2(e); (ii) convert from a limited partnership or limited liability company, as the case may be, to any other business entity or (iii) (A) make any acquisition of any other Person or business (whether by merger, business combination or otherwise), or (B) purchase any securities or ownership interests of, or make any investment in or make loans or capital contributions to, any Person, in each case other than any individual acquisition, purchase, investment or capital contribution not in excess of $400,000,000;

(e) make or declare dividends or distributions to the holders of Parent Common Units that are special or extraordinary distributions or that are in a cash amount in excess of $0.1675 per Parent Common Unit per month, other than increases made consistent with past practice pursuant to applicable Parent Board approvals;

(f) amend the Parent Certificate of Limited Partnership or the Parent Agreement other than such amendments as would not reasonably be expected to adversely affect Parent’s ability to comply with its obligations under Section 7.18 or the voting rights of holders of Parent Common Units;

(g) modify, amend, terminate or assign, or waive or assign any rights under any Parent Material Agreement or any Parent Permit, in each case, in a manner which would result in a Parent Material Adverse Effect, or which would reasonably be expected to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(h) implement or adopt any material change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

(i) (i) change in any material respect any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend in any material respect any Tax Return, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law;

(j) take any action or fail to take any action that would reasonably be expected to cause Parent or any of its Subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation;

(k) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; and

(l) agree or commit to do anything prohibited by clauses (a) through (l) of this Section 4.2.

provided, however, that the foregoing does not limit or restrict the ability of Parent or any of its Subsidiaries to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with any Environmental Law, including with respect to any Release or threatened Release of Hazardous Materials; provided that Parent promptly notifies the Partnership of the same.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed by the Partnership with the SEC under the Exchange Act or the Securities Act since January 1, 2013 and prior to the date of this Agreement, and in each case excluding all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Partnership SEC Documents”) (but excluding any disclosure contained in any such Partnership SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements)) or (b) the Partnership Disclosure Schedule prior to the execution of this Agreement (provided that (i) disclosure in any section of such Partnership Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Partnership Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Partnership Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Partnership (a “Partnership Material Adverse Effect”)), the Partnership represents and warrants to Parent as follows:

5.1 Organization, General Authority and Standing. The Partnership is a limited partnership validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Section 5.1(a) of the Partnership Disclosure Schedule sets forth a true and complete list of the Partnership’s Subsidiaries. Each of the Partnership’s Subsidiaries (i) is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

5.2 Capitalization.

(a) As of July 16, 2014, there are 59,788,134 Partnership Common Units (including 947,820 Partnership Restricted Units), 6,133,558 Partnership Class B Units and 16,666,667 Partnership Class C Units issued and outstanding, and all such Partnership Common Units, Partnership Class B Units and Partnership Class C Units and limited partner interests represented thereby were duly authorized and are validly issued in accordance with the Existing Partnership Agreement, and are not subject to any preemptive or similar rights in connection with the transactions contemplated hereby (and were not issued in violation of any preemptive or similar rights). In addition, as of July 16, 2014 there are Partnership Performance Units outstanding with respect to a maximum of 863,775 Partnership Common Units. The Partnership GP is the sole general partner of the Partnership, owning all of the outstanding general partner interests in the Partnership, and such general partner interests were duly authorized and validly issued in accordance with the Existing Partnership Agreement and are solely non-economic interests. Schedule 5.2(a) of the Partnership Disclosure Schedule sets forth, for each outstanding Partnership Equity Award, (i) the name of the holder of the Partnership Equity Award and (ii) the number of outstanding Partnership Common Units subject to awards held by such individual. Except as would not reasonably be expected to result in a Partnership Material Adverse Effect, each grant of a Partnership Equity Award was made in accordance with the terms of the Partnership LTIP and applicable Law.

(b) As of the date of this Agreement, except as set forth above in this Section 5.2, (A) there are no partnership interests, limited liability company interests or other equity securities of the Partnership or any of its Subsidiaries issued or authorized and reserved for issuance, (B) there are no outstanding options, Partnership

LTIP units or profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Partnership or any of its respective Subsidiaries to issue, transfer or sell any partnership or other equity interest of the Partnership or such Subsidiary or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (C) there are no contractual obligations of the Partnership or any of its respective Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in the Partnership or any of its Subsidiaries or any such securities or agreements listed in clause (B) of this sentence.

(c) Neither the Partnership nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Partnership Unitholders on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Partnership or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of the Partnership or any of its Subsidiaries.

5.3 Equity Interests in other Entities. Other than ownership interests in its Subsidiaries as set forth in Schedule 5.1(a) of the Partnership Disclosure Schedule, the Partnership does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind. The Partnership owns such interests in its Subsidiaries free and clear of all Liens except for Permitted Encumbrances.

5.4 Power, Authority and Approvals of Transactions. The Partnership has the requisite limited partnership power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the Partnership Unitholder Approval, to consummate the transactions contemplated hereby. Subject to the Partnership Unitholder Approval, this Agreement and the transactions contemplated hereby have been authorized by all necessary limited partnership action by the Partnership. The Partnership Board has (a) determined that it is in the best interests of the Partnership and the Partnership Unitholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (c) resolved to submit this Agreement to a vote of the Partnership Unitholders and recommend adoption of this Agreement by the Partnership Unitholders. This Agreement has been duly executed and delivered by the Partnership and, assuming due authorization, execution and delivery by the Other Parties, constitutes the Partnership’s valid and binding obligation, enforceable against the Partnership in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

5.5 No Violations or Defaults. Subject to required filings under federal and state securities laws and with the NYSE, assuming the other consents and approvals contemplated by Section 5.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.9(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Partnership do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which the Partnership or any of its respective Subsidiaries is a party or by which the Partnership or any of its Subsidiaries or properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations which, either individually or in the aggregate, would not reasonably be expected to have a Partnership Material Adverse Effect, (ii) constitute a breach or violation of, or a default under the Existing Partnership Agreement or the Partnership Certificate of Limited Partnership, (iii) materially contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to the Partnership or any of their respective Subsidiaries or (iv) result in the creation of any material Lien on any of the assets of the Partnership or any of their respective Subsidiaries’ assets.

5.6 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (i) the execution and delivery by the Partnership of this Agreement or (ii) the consummation by the Partnership of the transactions contemplated by this Agreement, except for (A) the filing with the SEC of a proxy statement relating to the matters to be submitted to the Partnership Unitholders (the “Proxy Statement”) at a meeting of such holders for the purpose of approving this Agreement and the Merger (including any adjournment or postponement thereof, the “Partnership Meeting”) and other filings required under federal or state securities laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (D) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect or prevent or materially delay consummation of the Merger.

5.7 Financial Reports and the Partnership SEC Documents.

(a) Since January 1, 2013, the Partnership has filed or furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Partnership SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Partnership SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be and, did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of the Partnership included in the Partnership SEC Documents (the “Partnership Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (A) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (B) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations), and (C) fairly present in all material respects the consolidated financial position of the Partnership and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not individually or in the aggregate material).

5.8 Internal Controls and Procedures. The Partnership has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Partnership, including its Subsidiaries, required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Partnership’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Partnership’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Partnership’s auditors and the audit committee of the Partnership Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Partnership’s ability to record, process, summarize and report financial data and have identified for the Partnership’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal controls. The principal executive officer and the principal financial officer of the Partnership have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Partnership SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

5.9 Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements (or notes thereto) included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013, the unaudited financial statements (or notes thereto) included in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 (the “Balance Sheet Date”), and in the financial statements (or notes thereto) included in subsequent Partnership SEC Documents filed by the Partnership prior to the date of this Agreement, neither the Partnership nor any of its consolidated Subsidiaries had at the Balance Sheet Date or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (i) liabilities, obligations or contingencies that (A) are accrued or reserved against in the financial statements of the Partnership included in the Partnership SEC Documents filed prior to the date of this Agreement, or reflected in the notes thereto, (B) were incurred since the Balance Sheet Date and prior to the date of this Agreement in the ordinary course of business and consistent with past practices, or (C) were incurred in accordance with this Agreement or (ii) liabilities, obligations or contingencies that (A) would not reasonably be expected to have, either individually or in the aggregate, a Partnership Material Adverse Effect or (B) that have been discharged or paid in full prior to the date of this Agreement.

5.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, condition, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, except for this Agreement and the transactions contemplated hereby, (i) the Partnership has carried on and operated its businesses in all material respects in the ordinary course of business and (ii) none of the Partnership nor any Subsidiary of the Partnership has undertaken any action that would be prohibited by clauses (d), (e), (g), (h), (i), (l), (m), (p) or (to the extent related to any of the foregoing clauses) (r) of Section 4.1 if such provisions were in effect at all times since the Balance Sheet Date.

5.11 Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are provided for in Section 5.18) and environmental matters (which are provided for in Section 5.13), the Partnership is in compliance with all, and is not in default under or in violation of any, applicable Law, other than any noncompliance, default or violation which would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. The Partnership has not received any written communication since the Balance Sheet Date and prior to the date of this Agreement from a Governmental Authority that alleges that the Partnership is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

(b) The Partnership is in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Partnership Permits”), except where the failure to be in possession of such Partnership Permits would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. All Partnership Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. No suspension or cancellation of any of the Partnership Permits is pending or threatened, except where such suspension or cancellation would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.12 Material Contracts.

(a) Section 5.12 of the Partnership Disclosure Schedule contains a listing of the following contracts to which the Partnership or any of its Subsidiaries is a party in effect on the date of this Agreement (each such contract being a “Partnership Material Agreement”); provided, that any Partnership Material Agreement filed as an exhibit in the Partnership SEC Documents shall deemed to be disclosed in Section 5.12(a) of the Partnership Disclosure Schedule for purposes of this Section 5.12:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by the Partnership, in excess of $7,500,000;

(iii) each contract that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property by the Partnership (whether incurred, assumed, guaranteed or secured by any asset) in excess of $7,500,000, and any contract securing the obligations of the Partnership or its Subsidiaries with respect to such commitment, in each case other than agreements solely between or among the Partnership and its Subsidiaries;

(iv) each contract for lease of personal property or real property involving aggregate payments in excess of $7,500,000 in any calendar year that are not terminable within 60 days, other than contracts related to drilling rigs;

(v) each contract containing a non-compete or similar type of provision that, following the Closing, by virtue of Parent becoming Affiliated with the Partnership as a result of this transaction, would by its terms materially restrict the ability of Parent to compete in any line of business or with any Person or in any geographic area during any period of time after the Closing;

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Partnership or its Subsidiaries, taken as a whole;

(vii) each Derivative contract or other contract that is intended to reduce or eliminate the fluctuations in the prices of commodities, including, without limitation, natural gas, natural gas liquids, crude oil and condensate or fluctuations in interest rates;

(viii) each partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the oil and gas properties of the Partnership;

(ix) each contract expressly limiting or restricting the ability of the Partnership or its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(x) each contract entered into in connection with a Partnership Related Party Transaction;

(xi) each contract requiring the Partnership to make expenditures that would reasonably be expected to be in excess of $7,500,000 in the aggregate during the 12-month period following the date of this Agreement;

(xii) each collective bargaining agreement to which the Partnership or any of its Subsidiaries is a party or is subject; and

(xiii) each agreement under which the Partnership or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $10,000.

(b) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity, and provided that any indemnity, contribution and exoneration provisions contained in any such Partnership Material Agreement may be limited by applicable Law and public policy, each of the Partnership Material Agreements (i) constitutes the valid and binding obligation of the Partnership and constitutes the valid and binding obligation of the other parties thereto and (ii) is in full force and effect as of the date of this Agreement, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

(c) There is not under any Partnership Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.13 Environmental Matters. Except as reflected in the Partnership Financial Statements, and except for any such matter that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect:

(a) The Partnership and its Subsidiaries and their respective assets, real properties and operations are in compliance with all Environmental Laws and Environmental Permits;

(b) Neither the Partnership nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging any such Person’s violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit, with respect to the Partnership’s assets, real properties (whether owned or leased) and operations that remains pending or unresolved;

(c) There are no actions, suits, proceedings (including civil, criminal, administrative and dispute resolution proceedings), claims, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of the Partnership, threatened by a Governmental Authority against the Partnership which allege a violation of or liability under any Environmental Law, and, to the Knowledge of the Partnership, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit, proceeding, claim, investigation, order, decree or judgment;

(d) There has been no Release of any Hazardous Material by the Partnership at, on, under, or from any real properties as a result of the operations of the Partnership that has not been remediated as required by any Environmental Law or otherwise adequately reserved for in the Partnership Financial Statements; and

(e) This Section 5.13 constitutes the sole and exclusive representation and warranty of the Partnership with respect to Environmental Permits, Hazardous Materials and Environmental Law.

5.14 Reserve Report. The factual, non-interpretive data relating to the oil and gas properties of the Partnership on which the reserve report prepared by Netherland, Sewall & Associates, Inc. referred to in the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Partnership Reserve Report”) was based was accurate in all material respects at the time such data was provided to Netherland, Sewell & Associates, Inc. With respect to the proved reserves reflected in the Partnership Reserve Report, the Partnership Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Partnership Reserve Report that would, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.15 Title to Properties. The Partnership has good and indefeasible title to all real and personal properties which are material to the business of Partnership, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except (a) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Partnership, (b) for Permitted Encumbrances and (c) such as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.16 Litigation. There are no civil, criminal or administrative actions, suits, litigation, claims, causes of action, investigations, arbitrations, mediations or other proceedings (collectively, “Proceedings”) pending or threatened, against the Partnership or to which the Partnership is otherwise a party or threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect or to prevent or materially delay consummation of the Merger.

5.17 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of the Partnership specifically for inclusion in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Proxy Statement is first mailed to Partnership Unitholders, and at the time of the Partnership Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Partnership makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

5.18 Tax Matters. Except as would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect:

(a) Each of the Partnership and its Subsidiaries has filed when due (taking into account extensions of time for filing) all Tax Returns required to be filed by or with respect to the Partnership or any of its Subsidiaries, and all such Tax Returns are true, correct and complete;

(b) all Taxes owed by the Partnership or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid in full or an adequate reserve for the payment of such Taxes has been established in accordance with GAAP;

(c) there is no Proceeding now pending against the Partnership or any of its Subsidiaries in respect of any Tax or Tax Return, nor has any written adjustment with respect to a Tax Return or written claim for additional Tax been received by the Partnership or any of its Subsidiaries that is still pending;

(d) no written claim has been made by any Tax authority in a jurisdiction where the Partnership or one of its Subsidiaries do not currently file a Tax Return that the Partnership or such Subsidiary is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Partnership;

(e) there is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes due from the Partnership or any of its Subsidiaries;

(f) each of the Partnership and its Subsidiaries has complied in all respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other party;

(g) none of the Partnership or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the Partnership or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement;

(h) none of the Partnership or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than the Partnership or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise;

(i) the Partnership and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code;

(j) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation; and

(k) each Subsidiary of the Partnership is currently (and has been since its respective formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

5.19 Employee Benefits.

(a) Section 5.19(a) of the Partnership Disclosure Schedule sets forth a complete and accurate list of each material Employee Benefit Plan that is (i) sponsored or maintained for the benefit of one or more Business Employees, (ii) sponsored, maintained or contributed to by the Partnership or any of its ERISA Affiliates, or (iii) for which the Partnership or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Partnership Employee Benefit Plan”).

(b) With respect to each Partnership Employee Benefit Plan, as of the Closing, the Partnership shall have theretofore made available to Parent a true and complete copy, or summary if no plan document exists, as of the date of this Agreement, of (i) each Partnership Employee Benefit Plan, (ii) each trust agreement or annuity contract, if any, in effect as of the date of this Agreement that relates to any Partnership Employee Benefit Plan, (iii) the most recently prepared actuarial valuation report in connection with each Partnership Employee Benefit Plan for which an actuarial valuation report was required to be prepared under applicable Law, and (iv) all material filings and correspondence with any Governmental Authority within the prior three (3) years.

(c) Each Partnership Employee Benefit Plan has been administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Partnership Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a

Partnership Material Adverse Effect. There are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Partnership Employee Benefit Plans) or proceedings pending or, to the Knowledge of the Partnership, threatened against or involving any Partnership Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Partnership Employee Benefit Plan that would be reasonably expected to have a Partnership Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, there do not now exist, nor do any circumstances exist that would result in, any liabilities to the Partnership or any of its ERISA Affiliates under (i) Section 302 of ERISA, (ii) Sections 412 and 4971 of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code), in each case, that would reasonably be expected to be a liability of Parent and its Affiliates following the Effective Time. Except as, individually or in the aggregate, would not reasonably be expected to have a Partnership Material Adverse Effect, each Partnership Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the Knowledge of the Partnership, nothing has occurred that could adversely affect the qualified status of any such Partnership Employee Benefit Plan.

(e) Except as set forth on Schedule 5.19(e), to the Knowledge of the Partnership, no Partnership Employee Benefit Plan or any other arrangement maintained by the Partnership or its Subsidiaries provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits, except as required by (i) the applicable requirements of Section 4980B of the Code or any similar state law or (ii) company-paid or subsidized healthcare coverage pursuant to an employment, severance or similar agreement, plan or arrangement. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, each of the Partnership and each its ERISA Affiliates is in compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(f) Except as set forth on Schedule 5.19(f), to the Knowledge of the Partnership, no Partnership Employee Benefit Plan is, and none of the Partnership, its Subsidiaries or any of their respective ERISA Affiliates contributes to, during the past six years has contributed to or has any liability or obligation, whether actual or contingent, with respect to any (x) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (y) pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code (each, a “Pension Plan”). With respect to each Pension Plan, except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect: (i) no liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred (other than for premiums not yet due); (ii) no notice of intent to terminate any such Pension Plan has been filed with the PBGC or distributed to participants therein and no amendment terminating any such Pension Plan has been adopted; (iii) no proceedings to terminate any such Pension Plan instituted by the PBGC are pending or, to the Knowledge of the Partnership, are threatened and no event or condition has occurred which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Pension Plan; (iv) no such Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (v) no “reportable event” within the meaning of Section 4043 of ERISA (for which the 30-day notice requirement has not been waived by the PBGC) has occurred within the last six (6) years; (vi) no lien has arisen or would reasonably be expected to arise as a result of actions or inactions under ERISA or the Code on the assets of the Partnership or its Subsidiaries (other than any lien imposed by the PBGC to the extent arising under Section 4062(e) of ERISA as a result of the Merger); (vii) to the Knowledge of the Partnership, there has been no cessation of operations at a facility subject to the provisions of Section 4062(e) of ERISA (“4062(e) Event”) within the last six (6) years (other than a 4062(e) Event to the extent arising from the execution and delivery of this Agreement and the Merger); and (viii) no such Pension Plan has failed to satisfy the minimum funding standards set forth in Sections 412 and 430 of the Code or Sections 302 and 303 of ERISA.

(g) Except as (i) expressly contemplated by the terms of this Agreement, (ii) set forth in Schedule 5.19(g) or, (iii) in the case of clauses (x), (y) or (z) below, for such payments and benefits for which the Partnership and its Subsidiaries has no liability (including without limitation liability with respect to any reimbursement under an applicable management or services agreement with QRM), neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event, (w) result in the imposition of sanctions imposed under Sections 280G and 4999 of the Code to the Partnership, its Subsidiaries or any Business Employee, (x) result in or entitle any Employee to any payment or benefit, (y) accelerate the vesting, funding or time of payment of any compensation or other benefit payable pursuant to any Partnership Employee Benefit Plan or to any Employee, or (z) increase the amount or value of any payment, compensation or benefit to any Employee.

(h) The Partnership is, and has been, in compliance in all respects with all applicable Law relating to the employment of labor, including all such applicable Law relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. There are no pending or, to the Knowledge of the Partnership, threatened material investigations, audits, complaints or proceedings against the Partnership by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing that would be reasonably expected to result in a Partnership Material Adverse Effect.

(i) Except as set forth in Schedule 5.19(i), no Employees are covered by a collective bargaining agreement, and, to the Knowledge of the Partnership, none of the Employees are represented by a labor organization and no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the Employees. There are no pending or, to the Knowledge of the Partnership, threatened, labor disputes, strike, lock-out, work stoppages, requests for representation, pickets or work slow-downs, nor has such event or labor difficulty occurred within the past three (3) years, except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect.

5.20 Intellectual Property. The Partnership owns or has the right to use all Intellectual Property necessary for the operation of the businesses of the Partnership as presently conducted (collectively, the “Partnership Intellectual Property”) free and clear of all encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect. The use of the Partnership Intellectual Property by the Partnership in the operation of the business of the Partnership as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, be reasonably expected to have a Partnership Material Adverse Effect.

5.21 Related Party Transactions. Section 5.21 of the Partnership Disclosure Schedule sets forth a correct and complete list of (a) any transaction or arrangement under which any (i) present or former executive officer or director of the Partnership or any Subsidiary of the Partnership, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the Partnership Units or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Partnership or any Subsidiary of the Partnership or any of their respective properties or assets or has any interest in any property owned by the Partnership or any Subsidiary of the Partnership, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (i), (ii) or (iii) in connection with the operation of the business of the Partnership or any of its Subsidiaries (each of the foregoing, a “Partnership Related Party Transaction”), and (b) identifies each Partnership Related Party Transaction that is in existence as of the date of this Agreement.

5.22 Insurance. The Partnership and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Partnership believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) all material insurance policies maintained by or on behalf of the Partnership or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Partnership or its Subsidiaries and (ii) the Partnership and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Partnership or any of its Subsidiaries as of the date of this Agreement, and neither the Partnership nor any of its Subsidiaries is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

5.23 Regulatory Matters.

(a) The Partnership is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline Systems and related facilities constituting the Partnership’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

5.24 Derivatives. The Partnership SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of the Partnership and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the production and marketing of the Partnership and its Subsidiaries, as of the dates reflected therein.

5.25 State Takeover Statutes. The Partnership Board has taken all action necessary to render inapplicable to this Agreement, the Support Agreement and the transactions contemplated hereby and thereby, including the Merger, all potentially applicable state anti-takeover statutes or regulations and any similar provisions in the Partnership Certificate of Limited Partnership, the Existing Partnership Agreement or other organizational documents of the Partnership.

5.26 Partnership Unitholder Approval. The adoption of this Agreement and the Merger by the holders of a majority of the outstanding Partnership Common Units, Partnership Class B Units and Partnership Class C Units, voting together as a single class, is the only vote or approval of any class or series of securities of the Partnership necessary to adopt this Agreement and to approve the transactions contemplated hereby, including the Merger.

5.27 Financial Advisors. The Partnership has not incurred any liability for fees of any broker, finder or financial advisor in respect of the transactions contemplated by this Agreement for which the Partnership will have any responsibility or liability whatsoever, excluding fees to be paid to the Financial Advisors, pursuant to letter agreements, the existence of which have been heretofore disclosed to Parent and which fees have been disclosed to Parent.

5.28 No Other Representations and Warranties. Except for the representations and warranties set forth in this Article V, neither the Partnership nor any other Person makes or has made any express or implied representation or warranty with respect to the Partnership or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, neither the Partnership nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub (including their respective Representatives), or Parent’s or Merger Sub’s (or such

Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Merger.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed by Parent with the SEC under the Exchange Act or the Securities Act since January 1, 2013 and on or prior to the date of this Agreement, and in each case excluding all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Parent SEC Documents”) (but excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements)) or (b) the Parent Disclosure Schedule prior to the execution of this Agreement (provided that (i) disclosure in any section of such Parent Disclosure Schedule is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Parent Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”)), Parent and Merger Sub represent and warrant to the Partnership as follows:

6.1 Organization, General Authority and Standing. Parent is a limited partnership validly existing and in good standing under the Laws of the state of Delaware, and Merger Sub is a limited liability company validly existing and in good standing under the Laws of the state of Delaware. Each of Parent and Merger Sub has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Section 6.1(a) of the Parent Disclosure Schedules sets forth a true and complete list of Parent’s Subsidiaries. Each of Parent’s Subsidiaries (i) is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in the case of clauses (ii) and (iii) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

6.2 Capitalization.

(a) As of July 22, 2014 , there are 120,473,366 Parent Common Units (including 2,651,533 Parent Restricted Units) and 8,000,000 Parent Preferred Units issued and outstanding, and all such Parent Common Units and Parent Preferred Units and the limited partner interests represented thereby were duly authorized and are validly issued in accordance with the Parent Agreement, and are not subject to any preemptive or similar rights (and were not issued in violation of any preemptive or similar rights). Parent GP is the sole general partner of Parent, owning all of the outstanding general partner interests in Parent, and such general partner interests were duly authorized and validly issued in accordance with the Parent Agreement. Except as would not reasonably be expected to result in a Parent Material Adverse Effect, each grant of Parent Restricted Units was made in accordance with the terms of the applicable plan and applicable Law.

(b) As of the date of this Agreement, except as set forth above in this Section 6.2, (A) there are no partnership interests, limited liability company interests or other equity securities of Parent or any of its

Subsidiaries issued or authorized and reserved for issuance, (B) there are no outstanding options, LTIP units or profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating any Parent or any of its respective Subsidiaries to issue, transfer or sell any partnership or other equity interest of Parent or such Subsidiary or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (C) there are no contractual obligations of Parent or any of its respective Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in Parent or any of its Subsidiaries or any such securities or agreements listed in clause (B) of this sentence.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Parent Unitholders on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of Parent or any of its Subsidiaries.

6.3 Equity Interests in other Entities. Other than ownership interests in its Subsidiaries as set forth on Section 6.1(a) of Parent Disclosure Schedule, Parent does not own beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind. Parent owns such interests in its Subsidiaries free and clear of all Liens except for Permitted Encumbrances.

6.4 Power, Authority and Approvals of Transactions. Parent has the requisite limited partnership or limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and, to consummate the transactions contemplated hereby. This Agreement and the transactions contemplated hereby have been authorized by all necessary limited partnership or limited liability company, as applicable, action by Parent. The Parent Board has approved and declared advisable this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Other Parties, constitutes, as applicable, Parent and Merger Sub’s valid and binding obligations, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Law affecting the enforcement of creditors’ rights generally or by general equitable principles).

6.5 No Violations or Defaults. Subject to required filings under federal and state securities laws and with the NASDAQ, assuming the other consents and approvals contemplated by Section 6.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.9(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent do not and will not (i) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its respective Subsidiaries is a party or by which the Parent or any of its Subsidiaries or properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations which, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (ii) constitute a breach or violation of, or a default under the Parent Agreement or Parent’s Certificate of Limited Partnership, (iii) materially contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or (iv) result in the creation of any material Lien on any of the assets of Parent or any of its Subsidiaries’ assets.

6.6 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with (i) the execution and delivery by Parent and Merger Sub of this Agreement or (ii) the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for (A) the filing with the SEC of the registration statement on Form S-4 by Parent in connection with the issuance of New Common Units in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) and other filings under federal and state securities laws, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (C) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NASDAQ, (D) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (E) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay consummation of the Merger.

6.7 Financial Reports and Parent SEC Documents.

(a) Since January 1, 2013, Parent has filed and furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Parent SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (A) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (B) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations), and (C) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not, individually or in the aggregate, material).

6.8 Internal Controls and Procedures. Parent has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Parent Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

6.9 Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements (or notes thereto) included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2013, the unaudited financial statements (or notes thereto) included in Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, and in the financial statements (or notes thereto) included in subsequent Parent SEC Documents filed by Parent prior to the date of this Agreement, neither Parent nor any of its consolidated subsidiaries had at March 31, 2014 or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (i) liabilities, obligations or contingencies that (A) are accrued or reserved against in the financial statements of Parent included in the Parent SEC Documents filed prior to the date of this Agreement, or reflected in the notes thereto, (B) were incurred since March 31, 2014 and prior to the date of this Agreement in the ordinary course of business and consistent with past practices or (C) were incurred in accordance with this Agreement or (ii) liabilities, obligations or contingencies that (A) would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect or (B) have been discharged or paid in full prior to the date of this Agreement.

6.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, condition, contribution, occurrence or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, except for this Agreement and the transactions contemplated hereby, (i) Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business and (ii) none of Parent nor any Subsidiary of Parent has undertaken any action that would be prohibited by clauses (d), (e), (f), (j), (k) or (to the extent related to any of the foregoing clauses) (l) of Section 4.2 if such provisions were in effect at all times since the Balance Sheet Date.

6.11 Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are provided for in Section 6.18) and environmental matters (which are provided for in Section 6.13), each of Parent and its Subsidiaries is in compliance with all, and is not in default under or in violation of any, applicable Law, other than any noncompliance, default or violation which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written communication since the Balance Sheet Date and prior to the date of this Agreement from a Governmental Authority that alleges that Parent or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Parent Permits”), except where the failure to be in possession of such Parent Permits would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or threatened, except where such suspension or cancellation would not individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.12 Material Contracts. (a) Section 6.12 of the Parent Disclosure Schedule contains a listing of the following contracts to which Parent or any of its Subsidiaries is a party in effect on the date of this Agreement

(each such contract being a “Parent Material Agreement”); provided, that any Parent Material Agreement filed as an exhibit in the Parent SEC Documents shall deemed to be disclosed in Section 6.12(a) of the Parent Disclosure Schedule for purposes of this Section 6.12:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by Parent, in excess of $20,000,000;

(iii) each contract that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property by Parent (whether incurred, assumed, guaranteed or secured by any asset) in excess of $20,000,000, and any contract securing the obligations of Parent or its Subsidiaries with respect to such commitment, other than agreements solely between or among Parent and its Subsidiaries;

(iv) each contract for lease of personal property or real property involving aggregate payments in excess of $20,000,000 in any calendar year that are not terminable within 60 days, other than contracts related to drilling rigs;

(v) each joint development agreement, exploration agreement, participation or program agreement or similar agreement that contractually requires Parent to make expenditures that would reasonably be expected to be in excess of $20,000,000 in the aggregate during the 12-month period following the date of this Agreement;

(vi) each contract expressly limiting or restricting the ability of the Parent or its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vii) each collective bargaining agreement to which the Partnership is a party or is subject; and

(viii) each agreement under which Parent has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $100,000.

(b) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity, and provided that any indemnity, contribution and exoneration provisions contained in any such Parent Material Agreement may be limited by applicable Law and public policy, each of the Parent Material Agreements (i) constitutes the valid and binding obligation of Parent and constitutes the valid and binding obligation of the other parties thereto and (ii) is in full force and effect as of the date of this Agreement, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

(c) There is not under any Parent Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.13 Environmental Matters. Except as reflected in the Parent Financial Statements, and except for any such matter that would not, individually or in the aggregate, be reasonably be expected to have a Parent Material Adverse Effect:

(a) Each of Parent and its Subsidiaries and their respective assets, real properties and operations are in compliance with all Environmental Laws and Environmental Permits;

(b) Neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging any such Person’s violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit, with respect to the Parent’s assets, real properties (whether owned or leased) and operations that remains pending or unresolved;

(c) There are no actions, suits, proceedings (including civil, criminal, administrative and dispute resolution proceedings), claims, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of Parent, threatened by a Governmental Authority against Parent which allege a violation of or liability under any Environmental Law, and, to the Knowledge of Parent, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit, proceeding, claim, investigation, order, decree or judgment;

(d) There has been no Release of any Hazardous Material by Parent at, on, under, or from any real properties as a result of the operations of Parent that has not been remediated as required by any Environmental Law or otherwise adequately reserved for in the Parent Financial Statements; and

(e) This Section 6.13 constitutes the sole and exclusive representation and warranty of Parent with respect to Environmental Permits, Hazardous Materials and Environmental Law.

6.14 Reserve Report. The factual, non-interpretive data relating to the oil and gas properties of Parent on which the reserve reports prepared by Netherland, Sewell & Associates, Inc., Schlumberger PetroTechnical Services and Cawley, Gillespie & Associates, Inc. referred to in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Parent Reserve Report”) was based was accurate in all material respects at the time such data was provided to Netherland, Sewell & Associates, Inc., Schlumberger PetroTechnical Services and Cawley, Gillespie & Associates, Inc., as applicable. With respect to the proved reserves reflected in the Parent Reserve Report, the Parent Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.15 Title to Properties. Parent and its Subsidiaries have good and indefeasible title to all real and personal properties which are material to the business of Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except (a) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Parent and its Subsidiaries, (b) for Permitted Encumbrances and (c) such as would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.16 Litigation. There are no Proceedings pending or threatened against Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries is otherwise a party or a threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect or to prevent or materially delay consummation of the Merger.

6.17 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion in (i) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Proxy Statement is first mailed to Partnership Unitholders, and at the time of the Partnership Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Partnership for inclusion or incorporation by reference in any of the foregoing documents.

6.18 Tax Matters. Except as would not, individually or in the aggregate, be reasonably be expected to have a Parent Material Adverse Effect:

(a) each of Parent and its Subsidiaries has filed when due (taking into account extensions of time for filing) all Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries, and all such Tax Returns are true, correct and complete;

(b) all Taxes owed by the Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been duly and timely paid in full or an adequate reserve for the payment of such Taxes has been established in accordance with GAAP;

(c) there is no Proceeding now pending against the Parent or any of its Subsidiaries in respect of any Tax or Tax Return, nor has any written adjustment with respect to a Tax Return or written claim for additional Tax been received by Parent or any of its Subsidiaries that is still pending;

(d) no written claim has been made by any Tax authority in a jurisdiction where Parent or one of its Subsidiaries does not currently file a Tax Return that Parent or such Subsidiaries is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Parent or any of its Subsidiaries;

(e) there is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of Taxes due from the Parent or any of its Subsidiaries;

(f) each of the Parent and its Subsidiaries has complied in all respects with all applicable Law relating to the payment and withholding of Taxes and has duly and timely withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other party;

(g) none of Parent or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by Parent or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement;

(h) none of Parent or any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise;

(i) Parent and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code;

(j) Parent is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation; and

(k) except for Phoenix Production Company, Alamitos Company, Breitburn Management Company LLC and Breitburn Finance Corporation, each Subsidiary of Parent is currently (and has been since its respective formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

6.19 Employee Benefits.

(a) Section 6.19(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of each material Employee Benefit Plan that is (i) sponsored or maintained for the benefit of one or more employees of Parent or its Subsidiaries (a “Parent Employee”), (ii) sponsored, maintained or contributed to by the Parent or any of its ERISA Affiliates, or (iii) for which the Parent or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Parent Employee Benefit Plan”).

(b) With respect to each Parent Employee Benefit Plan, as of the Closing, Parent shall have made available to the Partnership a true and complete copy, or summary if no plan document exists, as of the date of this Agreement, of (i) each Parent Employee Benefit Plan, (ii) each trust agreement or annuity contract, if any, in effect as of the date of this Agreement that relates to any Parent Employee Benefit Plan, (iii) the most recently prepared actuarial valuation report in connection with each Parent Employee Benefit Plan for which an actuarial valuation report was required to be prepared under applicable Law, and (iv) all material filings and correspondence with any Governmental Authority within the prior three (3) years.

(c) Each Parent Employee Benefit Plan has been administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Parent Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. There are no investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Parent Employee Benefit Plans) or proceedings pending or, to the Knowledge of the Parent, threatened against or involving any Parent Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Parent Employee Benefit Plan that would be reasonably expected to have a Parent Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, there do not now exist, nor do any circumstances exist that would result in, any liabilities to the Parent or any of its ERISA Affiliates under (i) Section 302 of ERISA, (ii) Sections 412 and 4971 of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code), in each case, that would reasonably be expected to be a liability of Partnership and its Affiliates following the Effective Time. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the Knowledge of Parent, nothing has occurred that could adversely affect the qualified status of any such Parent Employee Benefit Plan.

(e) To the Knowledge of Parent, no Parent Employee Benefit Plan provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits, except as required by (i) the applicable requirements of Section 4980B of the Code or any similar state law or (ii) company-paid or subsidized healthcare coverage pursuant to an employment, severance or similar agreement, plan or arrangement. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, each of Parent and each its ERISA Affiliates is in compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(f) To the knowledge of Parent no Parent Employee Benefit Plan is, and none of Parent, its Subsidiaries or any of their respective ERISA Affiliates contributes to, during the past six years has contributed to or has any liability or obligation, whether actual or contingent, with respect to any (x) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (y) pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(g) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, individually or together with the occurrence of any other event, (i) result in or entitle any Parent Employee to any payment or benefit, (iii) accelerate the vesting, funding or time of payment of any compensation or other benefit payable pursuant to any Parent Employee Benefit Plan or to any Parent Employee, or (iv) increase the amount or value of any payment, compensation or benefit to any Parent Employee.

(h) Parent is, and has been, in compliance in all respects with all applicable Law relating to the employment of labor, including all such applicable Law relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. There are no pending or, to the Knowledge of the Parent, threatened material investigations, audits, complaints or proceedings against the Parent by or before any Governmental Authority involving any applicant for employment, any current or former employee or any class of the foregoing that would be reasonably expected to result in a Parent Material Adverse Effect.

(i) No Employees are covered by a collective bargaining agreement, and, to the Knowledge of Parent, none of the Employees are represented by a labor organization and no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to the Employees. There are no pending or, to the Knowledge of Parent, threatened, labor disputes, strike, lock-out, work stoppages, requests for representation, pickets or work slow-downs, nor has such event or labor difficulty occurred within the past three (3) years, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

6.20 Intellectual Property. Parent and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of its business as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, be reasonably be expected to have a Parent Material Adverse Effect. The use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of Parent’s business as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.21 Financial Advisors. Parent has not incurred any liability for fees of any broker, finder or financial advisor in respect of the transactions contemplated by this Agreement for which the Partnership will have any responsibility or liability whatsoever, excluding fees to be paid to Parent’s financial advisors, pursuant to letter agreements, the existence of which have been heretofore disclosed to the Partnership and which fees have been disclosed to the Partnership.

6.22 Related Party Transactions. Except as disclosed in the Parent SEC Documents, neither Parent nor any of its Subsidiaries are party to any transaction or arrangement under which any (i) present or former executive officer or director of Parent or any Subsidiary of Parent, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of Parent or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon the Parent or any Subsidiary of Parent or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

6.23 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the transactions contemplated hereby.

6.24 Insurance. Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as Parent believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not reasonably be expected to have, individually or in the aggregate, a

Parent Material Adverse Effect, (i) all material insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by Parent or its Subsidiaries and (ii) Parent and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement, and neither Parent nor any of its Subsidiaries is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

6.25 Regulatory Matters.

(a) Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline Systems and related facilities constituting the Parent’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

6.26 Derivatives. The Parent SEC Documents accurately summarize, in all material respects, the outstanding Derivative positions of Parent and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

6.27 Availability of Funds. Parent and Merger Sub will have available at the Closing all of the funds required for the consummation of the transactions contemplated by this Agreement, including payment of the Cash Consideration pursuant to Section 3.1(d).

6.28 No Other Representations and Warranties. Except for the representations and warranties set forth in this Article VI, neither Parent nor any other Person makes or has made any express or implied representation or warranty with respect to Parent or with respect to any other information provided to the Partnership in connection with the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Partnership or any other Person resulting from the distribution to the Partnership (including its respective Representatives), or the Partnership’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to the Partnership in certain “data rooms” or management presentations in expectation of the Merger.

ARTICLE VII

COVENANTS

The Partnership Entities hereby covenant to and agree with the Parent Entities, and the Parent Entities and Merger Sub hereby covenant to and agree with the Partnership Entities, that:

7.1 Consummation of the Merger.

(a) Subject to the terms and conditions of this Agreement (including Section 7.1(d)), each of the Parent Entities, on the one hand, and the Partnership Entities, on the other hand, will cooperate with the other and use (and will cause their respective Subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Merger, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and (iv) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(b) In furtherance and not in limitation of the foregoing, each Party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 15 Business Days after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 7.1 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date). Parent will pay any HSR Act filing fee.

(c) Each of the Parties hereto will use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Merger, including any proceeding initiated by a private Person, (ii) promptly inform the Other Parties of (and supply to the Other Parties) any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Merger, (iii) permit the Other Parties to review in advance and incorporate the Other Parties’ reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and (iv) consult with the Other Parties in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the Other Parties the opportunity to attend and participate in such meetings and teleconferences. Subject to Section 7.4(b), the Parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.1 in a manner so as to preserve the applicable privilege.

(d) Parent agrees to take, or cause to be taken (including by its Subsidiaries), any and all steps and to make, or cause to be made (including by its Subsidiaries), any and all undertakings necessary to resolve such objections, if any, that a Governmental Authority may assert under any Antitrust Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the Merger, in each case, so as to enable the Closing to occur as promptly as practicable and in any event no later than the Outside Date, including, without limitation, (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of Parent (or any of its Subsidiaries) or the Surviving Entity or any equity interest in any joint venture held by Parent (or any of its Subsidiaries) or the Surviving Entity, (y) creating, terminating or divesting relationships, ventures, contractual rights or obligations of Parent (or any of its Subsidiaries) or the Surviving Entity and (z) otherwise taking or committing to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Parent (including any of its Subsidiaries) or the Surviving Entity or any equity interest in any joint venture held by Parent (or any of its Subsidiaries) or the Surviving Entity, in each case as may be required in order to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations required directly or indirectly under any Antitrust Law or to avoid the commencement of any action to prohibit the transactions contemplated hereby under any Antitrust Law, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Merger or delay the Closing beyond the Outside Date. To assist Parent in complying with its obligations set forth in this Section 7.1, the Partnership will enter into one or more agreements requested by Parent to be entered into prior to the Closing with respect to any transaction to divest, hold separate or otherwise take any action that limits the Surviving Entity’s freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of the Surviving Entity or any equity interest in any joint venture held by the Surviving Entity (each, a “Divestiture Action”); provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action will be conditioned upon the Closing or satisfaction of all of the conditions to the Closing in a case where the Closing will occur immediately following such Divestiture Action (and where Parent has irrevocably committed to effect the Closing immediately following such Divestiture Action). Notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.1 or elsewhere shall require, or be deemed to require, any Parent Entity or any of their respective Subsidiaries to take or agree to take any Divestiture Action if doing so would, individually or in the aggregate, result in a Material Adverse Effect on the Partnership and Parent, taken together.

(e) In furtherance and not in limitation of the covenants of the Parties contained in this Section 7.1, if any administrative or judicial action or proceeding, including any proceeding by a private Person, is instituted (or threatened to be instituted) challenging the Merger as violative of any Antitrust Law, each of Parent and the Partnership will use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

7.2 Registration Statement; Proxy Statement.

(a) As soon as practicable following the date of this Agreement (but no later than 20 Business Days after the date of this Agreement unless otherwise mutually agreed by the Parties), the Partnership will prepare and file with the SEC the Proxy Statement and Parent will prepare and Parent will file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of the Partnership and Parent will use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. Parent also agrees to use commercially reasonable efforts to obtain any necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. The Partnership will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Partnership Unitholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Partnership without providing the Other Parties a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Partnership or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Partnership or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the Other Parties and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Law, disseminated to the Partnership Unitholders. The Parties will notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and will supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement.

(b) The Partnership will, as soon as reasonably practicable following the date of this Agreement, establish a record date for, and as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, duly call, give notice of, convene and hold, the Partnership Meeting. The Partnership Meeting shall be held as promptly as practicable, and, if reasonably practicable, shall be held within 45 days after the mailing of the Proxy Statement. Subject to Section 7.3, the Partnership will, through the Partnership Board, (i) determine that the Merger is in the best interests of the Partnership and the Partnership Unitholders and (ii) recommend that the Partnership Unitholders approve this Agreement and the transactions contemplated hereby, including the Merger (the “Partnership Board Recommendation”). The Proxy Statement shall (subject to Section 7.3) include the Partnership Board Recommendation. The Partnership’s obligations to call, give notice of and hold the Partnership Meeting in accordance with Section 7.2(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Superior Proposal or Alternative Proposal, or by any Partnership Change in Recommendation. Without limiting the generality of the foregoing, the Partnership agrees that: (i) unless this Agreement is validly terminated in accordance with Article IX (including, if applicable, upon payment of the Termination Fee and Parent Expenses), the Partnership shall not submit any Superior Proposal to a vote of the Partnership Unitholders; and (ii) the Partnership shall not (without Parent’s prior written consent) adjourn, postpone or cancel (or propose, publicly or otherwise, or resolve to, to adjourn, postpone or cancel) the Partnership Meeting. Notwithstanding anything in this Agreement to the contrary, the Partnership may postpone or adjourn the Partnership Meeting (i) in the absence of proxies sufficient to obtain the Partnership Unitholder Approval, to solicit additional proxies for the purpose of obtaining Partnership Unitholder Approval, (ii) in the absence of a quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Partnership has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Partnership Unitholders prior to Partnership Meeting. Notwithstanding anything to the contrary in this Agreement, if there occurs a Partnership Change in Recommendation, the Partnership shall remain required to call, hold and convene the Partnership Meeting unless this Agreement has been terminated in accordance with its terms.

7.3 Alternative Proposals; Change in Recommendation.

(a) The Partnership will, and will cause its Subsidiaries and its and their respective directors, officers, and employees, and will use its reasonable best efforts to cause their respective other Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to an Alternative Proposal, and request the return or destruction of all confidential information previously provided to such Persons by or on behalf of the Partnership or its Subsidiaries. Except as permitted by this Section 7.3, the Partnership will not, and will cause its Subsidiaries and its and their respective directors, officers and employees not to, and will use reasonable best efforts to cause their respective other Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that would reasonably be expected to lead to an Alternative Proposal, or (ii) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or that could reasonably be expected to lead to, any Alternative Proposal. Notwithstanding anything to the contrary contained in this Section 7.3, if at any time following the date of this Agreement and prior to obtaining the Partnership Unitholder Approval, (i) the Partnership has received a written Alternative

Proposal which was not solicited after the date of this Agreement and that the Partnership Board believes is bona fide, and that did not result from a breach of this Section 7.3 and (ii) the Partnership Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or would reasonably be expected to lead to or result in a Superior Proposal, then the Partnership may, subject to clauses (x) and (y) below, (A) furnish information, including confidential information, with respect to the Partnership and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations regarding such Alternative Proposal; provided that (x) (I) at least 24 hours prior to furnishing any such non-public information to, or entering into discussions or negotiations with, such Person, the Partnership gives Parent written notice of the identity of such Person and the Partnership’s intention to furnish non-public information to, or enter into discussions or negotiations with, such Person and (II) the Partnership receives from such Person, and delivers to Parent a copy of, an executed confidentiality agreement containing provisions, including limitations on the use and disclosure of non-public written and oral information furnished to such Person by or on behalf of the Partnership, not materially less favorable to the Partnership than the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, and (y) the Partnership will provide to Parent any non-public information about the Partnership and its Subsidiaries that was not previously provided or made available to Parent prior to or substantially concurrently with providing or making available such non-public information to such other Person.

(b) In addition to the obligations of the Partnership set forth in this Section 7.3, the Partnership will promptly (and in no event later than 24 hours after receipt) (i) advise Parent in writing of any Alternative Proposal (and any changes thereto) and the material terms and conditions of any such Alternative Proposal, including the identity of such Person making such Alternative Proposal, and (ii) provide Parent with copies of all written proposals or draft agreements received by the Partnership or any Representative of the Partnership setting forth the terms and conditions of, or otherwise relating to, such Alternative Proposal. The Partnership will keep Parent reasonably informed of all material developments with respect to the status and terms of any such Alternative Proposal, offers, inquiries or requests (and the Partnership shall promptly provide Parent with copies of any additional written proposals received by the Partnership or that the Partnership has delivered to any third party making an Alternative Proposal relating to such Alternative Proposal) and of the status of any such discussions or negotiations. The Partnership Parties agree that neither Partnership Party nor any of the Subsidiaries of the Partnership will enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Partnership from providing any information to Parent in accordance with this Section 7.3.

(c) Except as otherwise provided in this Section 7.3, the Partnership Board shall not: (i) (A) withdraw, modify or qualify in any manner adverse to Parent the Partnership Board Recommendation, (B) fail to include the Partnership Board Recommendation in the Proxy Statement or (C) publicly approve or recommend, or publicly propose to approve or recommend, any Alternative Proposal (any action described in this Section 7.3(c)(i) being referred to as a “Partnership Change in Recommendation”); (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Partnership or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any Alternative Proposal; (iii) fail to announce publicly within 10 Business Days after a tender offer or exchange offer relating to the Partnership Units shall have been commenced that the Partnership Board recommends rejection of such tender offer or exchange offer and reaffirming the Partnership Board Recommendation; or (iv) resolve, agree or publicly propose to, or permit the Partnership or any Representative of the Partnership to agree or publicly propose to take any of the actions referred to in this Section 7.3(c). For the avoidance of doubt, a public statement that describes the Partnership’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a Partnership Change in Recommendation.

(d) Notwithstanding the foregoing, if (i) the Partnership receives a written Alternative Proposal (and such proposal is not withdrawn) that the Partnership Board believes is bona fide, (ii) such Acquisition Proposal did not result from a breach of this Section 7.3 and (iii) the Partnership Board determines, after consultation with its financial advisors and outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal, then the Partnership Board may at any time prior to obtaining the Partnership Unitholder Approval, terminate this Agreement and pay Parent a Termination Fee and/or effect a Partnership Change in Recommendation; provided, however, that the Partnership Board may not take such action pursuant to the foregoing unless:

(i) the Partnership has provided prior written notice to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of such Superior Proposal and delivering to Parent a copy of the proposed definitive agreement providing for the Alternative Proposal for such Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements, at least three Business Days in advance of its intention to take such action with respect to a Partnership Change in Recommendation, unless at the time such notice is otherwise required to be given there are less than three Business Days prior to the Partnership Meeting, in which case the Partnership will provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Notice Period”) (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 7.3(d)(i) and a new Notice Period, except that such new Notice Period in connection with any amendment shall be for two Business Days from the time Parent receives such notice (as opposed to three Business Days)); and

(ii) during the Notice Period the Partnership has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute (in the determination of the Partnership Board, after consultation with its financial advisors and outside legal counsel) a Superior Proposal.

(e) The Partnership Board is permitted, at any time prior to obtaining the Partnership Unitholder Approval, other than in connection with an Alternative Proposal, to make a Partnership Change in Recommendation in response to an Intervening Event but only if (i) prior to taking any such action, the Partnership Board determines in good faith, after consultation with and considering the advice of the Partnership’s outside legal counsel, that failure to take such action would be inconsistent with its duties under applicable Delaware law, the Existing Partnership Agreement or the Partnership GP Agreement, (ii) the Partnership has given at least three Business Days’ advance written notice to Parent that the Partnership Board intends to take such action (which notice shall specify in reasonable detail the reasons for such action) and (iii) during such period the Partnership has negotiated, and has used reasonable best efforts to cause its financial advisors and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so as to permit the Partnership Board (in its judgment, after consultation with its financial advisors and outside legal counsel) not to make the determination described in clause (i). If after compliance with the foregoing clauses (i) – (iii) the Partnership Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to make a Partnership Change in Recommendation would be inconsistent with its duties under applicable Delaware law, the Existing Partnership Agreement or the Partnership GP Agreement, then the Partnership Board may, at any time prior to obtaining the Partnership Unitholder Approval, effect a Partnership Change in Recommendation. An “Intervening Event” means a material event, circumstance, state of facts, occurrence, development or change that did not exist or was not known to the Partnership Board on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable by the Partnership Board as of the date of this Agreement), which event, circumstance, state of facts, occurrence, development or change, or any material consequences thereof, becomes known to the Partnership Board prior to the receipt of the Partnership Unitholder Approval; provided, however, that (A) in no event shall the receipt, existence, potential for or terms of an Alternative Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event and (B) if the Intervening Event relates to a change, event, development, circumstance, condition, occurrence or effect involving the Partnership, then none of the following changes, events, developments, circumstances, conditions, occurrences or effects shall constitute an Intervening Event: (1) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or prices of other commodities, including changes in price differentials; (2) changes in general economic conditions in the (v) oil and gas exploration and production industry, (w) natural gas gathering, compressing, treating, processing and transportation industry generally, (x) the natural gas liquids fractionating and transportation industry generally, (y) the crude oil and condensate logistics and marketing industry generally, and (z) the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries); (3) the announcement or pendency of this Agreement (including, for the avoidance of doubt, performance of obligations under this Agreement); and (4) changes in any Laws or regulations applicable to the Partnership or applicable accounting regulations or the interpretations thereof.

(f) Nothing contained in this Agreement will prevent the Partnership or the Partnership Board from taking and disclosing to the Partnership Unitholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to the Partnership Unitholders) or from making any legally required disclosure to Partnership Unitholders. Any “stop-look-and-listen” communication by the Partnership or the Partnership Board to the Partnership Unitholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Partnership Unitholders) will not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Parent of, all or a portion of the Partnership Board Recommendation.

(g) The Partnership agrees that it will not release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which the Partnership is or becomes a party or under which the Partnership has any rights, and will use its reasonable best efforts to enforce each such agreement or provision at the request of Parent.

(h) The Partnership acknowledges and agrees that any action inconsistent with any provision set forth in this Section 7.3 that is taken by a Representative of the Partnership that, if taken by the Partnership would have been a breach of this Section 7.3, shall be deemed to constitute a breach of such provision by the Partnership.

(i) Promptly, but in any event no later than 24 hours after the date of this Agreement, the Partnership shall request each Person that has executed a confidentiality or similar agreement in connection with such Person’s consideration of a possible Alternative Proposal to return or destroy all confidential information previously furnished to such Person by or on behalf of the Partnership.

(j) For purposes of this Agreement:

(i) “Alternative Proposal” means any proposal or offer, which was not solicited after the date of this Agreement, from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions), of assets of the Partnership equal to 20% or more of the consolidated assets of the Partnership or to which 20% or more of the Partnership’s revenues or earnings are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of any class of the Partnership’s equity securities, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of any class of the Partnership’s equity securities, or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Partnership which is structured to permit such Person or group to acquire beneficial ownership of at least 20% of the Partnership’s consolidated assets or equity interests; in each case, other than the transactions contemplated by this Agreement.

(ii) “Superior Proposal” means a written offer, which was not solicited after the date of this Agreement and which was obtained after the date of this Agreement, to acquire, directly or indirectly, more than 75% of the outstanding equity securities of the Partnership or more than 75% of the assets of the Partnership and its Subsidiary, made by a third party, which did not result from a breach of Section 7.3, is on terms and conditions which the Partnership Board determines in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable from a financial point of view to the Partnership Unitholders than the transactions contemplated by this Agreement, taking into account at the time of determination (a) relevant financial considerations, (b) the identity of the person making such offer, (c) the anticipated timing, conditions and prospects for completion of the transactions contemplated by such offer, (d) the other terms and conditions of such offer and the implications thereof on the Partnership, including relevant legal, regulatory and other aspects of such offer and (e) any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing.

7.4 Access to Information; Confidentiality.

(a) Upon reasonable notice, each Party shall, and shall cause each of its Subsidiaries to afford to the Other Parties and their respective Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries’ properties, commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives. Each Party shall furnish promptly to the Other Parties (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such Party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the Other Parties may reasonably request, including information necessary to prepare the Proxy Statement and the Registration Statement. Without limiting the foregoing, the Partnership shall deliver or cause to be delivered to Parent (1) on a monthly basis reports specifying the capital expenditures, operating expenses, production and completed and in-progress activities of the Partnership and its Subsidiaries, together with a comparison to the relevant items in the Partnership 2014 Budget, and (2) weekly operating reports, in each case, to the extent as prepared by the Partnership in the ordinary course of business consistent with past practice. Except for disclosures permitted by the terms of the Confidentiality Agreement, each Party and its Representatives shall hold information received from the Other Parties pursuant to this Section 7.4 in confidence in accordance with the terms of the Confidentiality Agreement.

(b) This Section 7.4 shall not require any Party to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such Party would reasonably be expected to result in (i) any violation of any contract or Law to which such Party or its Subsidiaries is a party or subject or cause any privilege (including attorney-client privilege) that such Party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such Party’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such Party’s position in any pending or, what such Party believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (ii) if such Party or any of its Subsidiaries, on the one hand, and any Other Party or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided that, in the case of clause (i), the Parties shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) reasonably be expected to result in the violation of any such contract or Law or reasonably be expected to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the Other Party shall be provided access to such information; provided, further, that the Party being requested to disclose the information shall (x) notify the Other Parties that such disclosures would reasonably be expected to violate its or its Subsidiaries’ obligations under any such contract or Law or would reasonably be expected to cause such privilege to be undermined and (y) communicate to the Other Parties in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 7.4(b)) and (z) in the case where such disclosures would be reasonably expected to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

7.5 Public Statements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Partnership. Parent and the Partnership will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Parties; provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s or its Parent entity’s capital stock is traded, provided such Party uses reasonable best efforts to afford the Other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same; provided, however, that this Section 7.5 shall not be deemed to restrict in any manner the Partnership’s ability to communicate with its employees and that the Partnership shall not be required by this Section 7.5 to consult with any Other Party with respect to a public announcement in connection with the receipt and existence of an Alternative Proposal and matters related thereto or a Partnership Change in Recommendation, but nothing in this Section 7.5 shall limit the Partnership’s obligations under Section 7.3.

7.6 Confidentiality. The obligations of Parent and the Partnership under the Confidentiality Agreement shall remain in full force and effect and all information provided to any Party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement; provided, however, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Partnership Parties or the Parent Parties of their respective obligations under this Agreement, and in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement the terms of this Agreement shall control.

7.7 Takeover Laws. Neither the Partnership nor Parent will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from the Takeover Laws of any state that purport to apply to this Agreement or the transactions contemplated hereby.

7.8 New Common Units Listed. Parent will use its commercially reasonable efforts to list, prior to the Closing, on the NASDAQ, upon official notice of issuance, the New Common Units.

7.9 Third-Party Approvals.

(a) Subject to the terms and conditions of this Agreement, Parent and the Partnership and their respective Subsidiaries will cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all Governmental Authorities and third parties necessary to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the Merger to be consummated as expeditiously as practicable. Each of Parent and the Partnership has the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authorities in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties agrees to act reasonably and promptly. Each Party agrees that it will consult with the Other Parties with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the Other Parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each of Parent and the Partnership agrees, upon request, to furnish the Other Party with all information concerning itself, its Subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any filing, notice or application made by or on behalf of such Other Party or any of such Other Party’s Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby.

(c) This Section 7.9 shall not apply to (i) approval under Antitrust Laws or (ii) approval of the SEC of the Registration Statement and Proxy Statement.

7.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Existing Partnership Agreement, the Director and Officer Indemnification Agreements, this Agreement or, if applicable, similar organizational documents or agreements of any of the Partnership’s Subsidiaries, from and after the Effective Time, Parent and the Surviving Entity, jointly and severally, will: (i) indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of the Partnership GP, the Partnership or any of its Subsidiaries and also with respect to any such Person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Partnership) serving at the request of or on behalf of the Partnership GP, the Partnership or any of its Subsidiaries and together with such Person’s heirs, executors or administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law in connection with any Claim or Action against any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or, within 15 days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim or Action in advance of the final disposition of such Claim or Action, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security. The indemnification and advancement obligations of Parent and the Surviving Entity pursuant to this Section 7.10(a) extend to acts or omissions occurring at or before the Effective Time and any Claim or Action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim or Action relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of the Partnership or any of its Subsidiaries after the date of this Agreement and inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 7.10: (x) the term “Claim” means any threatened, asserted, pending or completed action or proceeding, whether instituted by any Party, any Governmental Authority or any other person, that any Indemnified Party in good faith believes might lead to the institution of any action or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism (“Action”), arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of the Partnership GP or of any of its Subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof; (y) the term “Indemnification Expenses” means documented out-of-pocket attorneys’ fees and expenses and all other reasonable and documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is sought pursuant to this Section 7.10(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party; and (z) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to (1) to the fullest extent authorized or permitted by any provision of the DRULPA and the DLLCA that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DRULPA and the DLLCA and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DRULPA and the DLLCA adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors, officers, trustees, employees, agents, or fiduciaries or persons serving in any capacity in which any Indemnified Party serves. Any amendment, alteration or repeal of the DRULPA or the DLLCA that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Neither Parent nor the Surviving Entity will settle, compromise or consent to the entry of any judgment in any actual or threatened Claim or Action in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or Action without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto.

(b) Without limiting the foregoing, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnitees as provided in the Existing Partnership Agreement (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Partnership GP or the Partnership’s Subsidiaries) and indemnification agreements (including, without limitation, the Director and Officer Indemnification Agreements) of the Partnership GP, the Partnership or any of its Subsidiaries will be assumed by the Surviving Entity and Parent in the Merger, without further action, at the Effective Time and will survive the Merger and continue in full force and effect in accordance with their terms.

(c) For a period of six years from the Effective Time, the Existing Partnership Agreement and the organizational documents of the Partnership’s Subsidiaries, including any applicable amendments thereto or restatements thereof, will contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in the Existing Partnership Agreement and Director and Officer Indemnification Agreements, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were Indemnified Parties, unless such modification is required by Law and then only to the minimum extent required by Law; provided, however, that any such modification shall be prospective only and shall not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to modification; and provided further that all rights to indemnification in respect of any Action pending or asserted or any Claim made within such period continue until the disposition of such Action or resolution of such Claim.

(d) For a period of six years from the Effective Time, Parent will maintain in effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the Indemnified Parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage or are alleged to have occurred) with respect to matters occurring on or before the Effective Time, but Parent is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date of this Agreement (the “Maximum Amount”) and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 7.10(d) would cost in excess of that amount. If Parent elects, then Parent may, on or prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by the Partnership, exceed six times the Maximum Amount and, if such a “tail policy” is purchased, neither Parent nor the Surviving Entity shall have any further obligations under this Section 7.10(d).

(e) If Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Entity assume the obligations set forth in this Section 7.10.

(f) Parent will cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 7.10.

(g) This Section 7.10 survives the consummation of the Merger and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties and the Indemnitees and their respective heirs and personal representatives, and will be binding on Parent, the Surviving Entity and their respective successors and assigns.

7.11 Notification of Certain Matters. The Partnership shall give prompt notice to Parent, and Parent shall give prompt notice to the Partnership, to the extent in each case it obtains Knowledge thereof of (i) any notice or other communication received by such Party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Partnership or Parent, (ii) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries and that relate to the Merger, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII and (iv) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII; provided that, in the case of clauses (iii) and (iv), the failure to comply with this Section 7.11 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VIII, or give rise to any right to terminate this Agreement under Article IX, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

7.12 Section 16 Matters. Prior to the Effective Time, Parent and the Partnership will take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Partnership Common Units (including derivative securities with respect to Partnership Common Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.13 [Intentionally Omitted]

7.14 Distributions. Each of the Partnership and Parent will consult with the Other Party regarding the declaration and payment of distributions in respect of Partnership Common Units, Partnership Class B Units, Partnership Class C Units and the Parent Common Units and the record and payment dates relating thereto, so that no Partnership Unitholder receives two distributions, or fails to receive one distribution, for any single calendar month with respect to its applicable Partnership Common Units, Partnership Class B Units, Partnership Class C Units or any Parent Common Units any such Partnership Unitholder receives in exchange therefor pursuant to the Merger.

7.15 Employee Benefits.

(a) At least five business days prior to the Closing, Parent or an Affiliate of Parent shall extend offers of employment, which offers shall be effective as of the Closing, to (i) each Employee that is a field-level Employee and (ii) each Employee employed in the positions to be offered on Schedule 7.15(a) (collectively, the “Business Employees”). The Partnership shall cooperate with Parent to make the Business Employees reasonably accessible to the Parent and to assist Parent in its efforts to secure satisfactory employment arrangements with any Business Employees. The Partnership shall, or shall use reasonable efforts to cause QRM to, terminate for all purposes (including under all Partnership Employee Benefit Plan) the employment of each Business Employee. Each Business Employee who commences employment with Parent or an Affiliate thereof, effective as of the Closing, shall hereinafter be referred to as a “Continuing Employee” as of the Closing.

(b) For a period of twelve months following the Effective Time, Parent shall, and shall cause its Affiliates to, provide each of the Continuing Employees with (i) a base salary or wage rate, as applicable, that is no less favorable than such Continuing Employee’s base salary or wage rate as of immediately prior to the Effective Time, (ii) a target annual cash bonus opportunity that is no less favorable than the target annual cash bonus opportunity provided to such Continuing Employee as of immediately prior to the Effective Time, and (iii) other health and welfare employee benefits (but, for clarity, excluding equity-based compensation and retiree welfare and defined benefit plans) that are substantially comparable, in the aggregate, to the employee benefits provided to such Continuing Employee as of immediately prior to the Effective Time.

(c) Without limiting Section 7.15(b), Parent shall, or shall cause its Affiliates to , provide to the Business Employees whose employment is terminated at or following the Effective Time with the severance payments and benefits in accordance with the terms and conditions mutually agreed to between Parent and the Partnership prior to Closing.

(d) Effective as of the Effective Time, Parent will, or will cause its Affiliates to, cause each compensation or employee benefit plan maintained by Parent or any of its Affiliates and in which any Continuing Employee becomes eligible to participate in, to treat the prior service of such Continuing Employee with any of Partnership, QRM and their respective Affiliates as service rendered to Parent or its Affiliates, as the case may be, for all purposes (including vesting, eligibility, level of benefit and benefit accrual purposes, but other than for purposes of benefit accrual under any defined benefit plan or retiree welfare plan or vesting under any equity compensation plan) to the extent that such service crediting does not violate any applicable Law or result in duplication of benefits for the same period of service.

(e) Parent will, or will cause its Affiliates to, use commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Continuing Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements, and requirements to show evidence of good health under the applicable health and welfare plan of Parent or any Affiliate of Parent to the extent such Continuing Employee and his or her eligible dependents are covered under a health and welfare benefit plan of the Partnership, QRM or any of their respective Affiliates (as the case may be), and such conditions, periods or requirements are satisfied or waived under such plan, immediately prior to the Effective Time and (ii) credit each Continuing Employee and his or her eligible dependents with all deductible payments, co-payments and co-insurance paid by such employee and covered dependents under the medical employee benefit plan of the Partnership, QRM or any of their respective Affiliates (as the case may be) prior to the Effective Time during the year in which the Effective Time occurs for the purpose of determining the extent to which any such employee and his or her dependents have satisfied their deductible and whether they have reached the out-of-pocket maximum under the applicable medical plan of Parent or any Affiliate of Parent for such year.

(f) For purposes of determining the number of vacation days and other paid time off to which each Continuing Employee is entitled during the calendar year in which the Effective Time occurs, Parent will, to the extent permitted by applicable Law, assume and honor all vacation and other paid time off days accrued or earned but not yet taken by such Continuing Employee as of the Effective Time.

(g) Unless otherwise notified by Parent in writing, prior to the Effective Time, the Partnership shall take or cause to be taken any and all actions necessary or appropriate, including board approvals, to terminate the Partnership LTIP effective as of and contingent upon the Closing.

(h) The provisions of this Section 7.15 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any person (including, for the avoidance of doubt, any Employee, Business Employee or Continuing Employee or other current or former employee of the Partnership, QRM or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.15) under or by reason of any provision of this Agreement. Nothing in this Section 7.15 amends, or will be deemed to amend (or prevent the amendment or termination of) any Partnership Employee Benefit Plan or any Parent Employee Benefit Plan. Parent has no obligation to continue to employ or retain the services of any Continuing Employee for any period of time following the Effective Time and, except as specifically provided in this Section 7.15, Parent will be entitled to modify any compensation or benefits provided to, and any other terms or conditions of employment of, any such employees in its absolute discretion.

7.16 Transaction Litigation. The Partnership shall give Parent the opportunity to participate in the defense or settlement of any security holder litigation against the Partnership, the Partnership GP and/or its respective directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Partnership shall cooperate, shall cause the Partnership Subsidiaries to cooperate, and shall use its reasonable best efforts to cause their respective Representatives to cooperate, in the defense against such litigation.

7.17 Financing Cooperation. Prior to the Effective Time, the Partnership Entities shall, and shall cause their respective Subsidiaries and their respective Representatives to, at Parent’s sole cost and expense, provide all cooperation that is reasonably necessary, proper or advisable in connection with any financing by Parent or any of its Subsidiaries in connection with the Merger as may be reasonably requested by Parent or its Representatives. Without limiting the generality of the foregoing, the Partnership Entities shall, and shall cause their respective Subsidiaries and use commercially reasonable efforts to cause their respective Representatives to (i) furnish, as promptly as practicable, the report of the Company’s auditor on the most recently available audited consolidated financial statements of the Company and its Subsidiaries and use its commercially reasonable efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice and use commercially reasonable efforts to cause such auditor to provide customary comfort letters (providing “negative assurance” comfort) and drafts thereof to the underwriters, initial purchasers or placement agents, as applicable, in connection with such financing by Parent; (ii) use commercially reasonable efforts to furnish, as promptly as practicable, financial statements and other financial data of the Partnership as would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering to consummate any offering(s) of securities contemplated by such financing; and (iii) provide reasonable and customary assistance in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda, private placement memoranda and other marketing and syndication materials (including the provision of authorization letters and a representation with respect to the presence or absence of material non-public information) reasonably requested by Parent, including by making available, at reasonable times and on reasonable advance notice, employees and advisors of the Partnership Entities; provided that (x) none of the Partnership or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with such financing or to take any action that would be prohibited by any applicable Law or cause a default of, or breach under, or otherwise violate any Partnership Material Agreement, in each case except for any payment, incurrence or action that is conditioned upon, and shall not take effect until, the Effective Time, (y) no obligations of the Partnership or any of its Subsidiaries under any certificate, opinion, contract, indenture or other document or instrument delivered pursuant to this Section 7.17 shall be effective until the Effective Time, and none of the Partnership or any of its Subsidiaries shall be required to take any action pursuant to this Section 7.17 under any certificate, opinion, contract, indenture or other document or instrument that is not contingent upon the Closing or that would be effective prior to the Effective Time and (z) none of the Partnership or its senior officers shall be required to engage in any action that would interfere unreasonably with the business of the Partnership and its Subsidiaries. Parent shall indemnify and hold harmless the Partnership and its Subsidiaries and their respective officers, directors and other Representatives from and against any and all losses or damages suffered or incurred by them in connection with the arrangement of any financing by Parent or any of its Subsidiaries in connection with the Merger and any information utilized in connection therewith except (A) with respect to information supplied by the Partnership, its Subsidiaries and Representatives specifically for inclusion or incorporation by reference therein and/or (B) to the extent such losses and damages arise from the willful misconduct of the Partnership or any of its Subsidiaries’ officers, directors, employees or Representatives.

7.18 Parent Distributions. Subject to the Parent Partnership Agreement and Delaware law, effective as of the first full calendar month following the Effective Time, Parent shall increase its monthly distributions to the holders of Parent Common Units to at least $0.1733 per Parent Common Unit per month.

7.19 Director Appointment. Prior to the Closing, Parent shall take all action necessary to increase the size of the Parent Board by one, and elect as a member of the Parent Board effective as of the Effective Time one individual mutually agreed by Parent and the Partnership prior to Closing, with such person to hold office in accordance with the Parent Partnership Agreement.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Mutual Closing Conditions. The obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction at or prior to the Closing (or, waiver by both the Partnership Entities on the one hand and Parent Entities on the other hand) of each of the following:

(a) This Agreement and the Merger has been approved by the affirmative vote or consent of holders, as of the record date for the Partnership Meeting, of a majority of the outstanding Partnership Common Units, Partnership Class B Units and Partnership Class C Units voting as a single class (the “Partnership Unitholder Approval”).

(b) All applicable waiting periods under the HSR Act have expired or been terminated.

(c) No Law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the transactions contemplated by this Agreement (brought by a third party) is in effect.

(d) The Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

(e) The New Common Units deliverable to the holders of Partnership Common Units (including Partnership Restricted Units) and Partnership Class B Units as contemplated by this Agreement have been approved for listing on the NASDAQ, subject to official notice of issuance.

8.2 Additional Partnership Conditions to Closing. The obligation of the Partnership Entities to consummate the Merger is further conditioned upon satisfaction (or waiver by the Partnership Entities) at or prior to the Closing of each of the following:

(a) The representations and warranties of Parent contained in (i) this Agreement (other than in Section 6.2(a) and Section 6.10(a)) are true and correct as of the date of this Agreement and as of the Closing

Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) Section 6.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 6.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Parent Entities to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) The Partnership has received a certificate signed by the Chief Executive Officer of Parent, dated as of the Closing Date, to the effect set forth in Section 8.2(a) and Section 8.2(b).

(d) The Partnership has received opinions of Vinson & Elkins L.L.P., dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that for U.S. federal income tax purposes,

(i) except to the extent the Cash Consideration and any cash received in lieu of fractional Parent Common Units pursuant to Section 3.3(d) causes the transaction to be treated as a Disguised Sale, the Partnership will not recognize any income or gain as a result of the Merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code);

(ii) except to the extent the Cash Consideration and any cash received in lieu of fractional Parent Common Units pursuant to Section 3.3(d) causes the transaction to be treated as a Disguised Sale, holders of Partnership Common Units will not recognize any income or gain as a result of the Merger (other than any gain resulting from any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code); provided that such opinion shall not extend to any holder who acquired Common Units from the Partnership in exchange for property other than cash;

(iii) at least 90% of the gross income of the Partnership for all of calendar year 2013 and all calendar quarters of 2014 ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code; and

In rendering such opinions, Vinson & Elkins L.L.P. shall be entitled to receive and rely upon representations, warranties and covenants of officers of the Parent Entities and the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request.

8.3 Additional Parent Conditions to Closing. The obligations of Parent to consummate the Merger is further conditioned on satisfaction (or waiver by Parent) at or prior to the Closing of each of the following:

(a) The representations and warranties of the Partnership contained in (i) this Agreement (other than in Section 5.2(a) and Section 5.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect, (ii) Section 5.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 5.10(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Partnership Entities to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) Parent has received a certificate signed by the Chief Executive Officer of the Partnership, dated the Closing Date, to the effect set forth in Section 8.3(a) and Section 8.3(b).

(d) Parent has received an opinion from Latham & Watkins LLP, dated as of the Closing Date, and based on facts, representations, assumptions and exclusions set forth or referred to in such opinion, to the effect that for U.S. federal income tax purposes (i) no Parent Entity will recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), (ii) no gain or loss will be recognized by holders of Parent Common Units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), and (iii) at least 90% of the combined gross income of each of Parent and the Partnership for all of calendar year 2013 and all calendar quarters of 2014 ending before the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of the Parent Entities and the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request.

(e) Parent has received the written resignation of each member of the Partnership Board and each officer of the Partnership GP, dated to be effective as of the Effective Time.

ARTICLE IX

TERMINATION

9.1 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) by the mutual written consent of the Partnership and Parent;

(b) by the Partnership or Parent if there is in effect a final nonappealable order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, that the right to terminate this Agreement under this Section 9.1(b) is not available to the Partnership, on the one hand, or Parent, on the other hand, if such order was primarily due to the failure of the Partnership, on the one hand, or any of Parent or Merger Sub, on the other hand, to perform any of its obligations under this Agreement;

(c) by Parent if (i) the Partnership has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of the Partnership becomes untrue, and, with respect to either clause (i) or (ii) above, which breach, failure to perform or untruth if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Sections 8.3(a) or (b) to be satisfied and such breach, failure to perform or untruth is incapable of being cured (or become true) or, if capable of being cured (or become true), is not cured (or become true) by the earlier of (x) the Outside Date or (y) within 30 days following receipt by the Partnership of notice of such breach, failure or untruth from Parent;

(d) by the Partnership if (i) Parent has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of Parent becomes untrue, and, with respect to either clause (i) or (ii) above, which breach, failure to perform or untruth if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Sections 8.2(a) or (b) to be satisfied and such breach, failure to perform or untruth is incapable of being cured (or become true) or, if capable of being cured (or become true), is not cured (or become true) by the earlier of (x) the Outside Date or (y) within 30 days following receipt by Parent of notice of such breach, failure or untruth from the Partnership;

(e) by the Partnership or Parent if the Closing does not occur on or before March 31, 2015 (the “Outside Date”); provided, however, that such failure of the Closing to occur is not due to the failure of such Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Party prior to the Closing;

(f) by the Partnership or Parent if the Partnership Meeting has concluded and the Partnership Unitholder Approval has not been obtained;

(g) by Parent, if a Partnership Change in Recommendation has occurred; or

(h) by the Partnership, if the Partnership is terminating to enter into a definitive agreement relating to a Superior Proposal in accordance with Section 7.3, provided that the Partnership has complied with Section 9.4(c).

9.2 Procedure Upon Termination. In the event of termination of this Agreement by Parent or the Partnership, or both, pursuant to Section 9.1, written notice thereof will forthwith be given to the Other Party or Parties, and this Agreement will terminate without further action by Parent or the Partnership.

9.3 Effect of Termination. In the event that this Agreement is validly terminated as provided in Section 9.1, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Parent or the Partnership; provided, that the agreements and obligations of the Parties set forth in Section 7.6, this Section 9.3, Section 9.4 and Article X hereof will survive any such termination and are enforceable hereunder; provided further, that nothing in this Section 9.3 relieves any of Parent or the Partnership of any liability for fraud or any Willful Breach of any covenant or agreement contained herein occurring prior to termination, or as provided in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity (including, in the case of the Parent, liability for damages based on the consideration that would have otherwise been payable to the holders of Partnership Units). “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

9.4 Fees and Expenses.

(a) In the event that (i) an Alternative Proposal is publicly submitted, publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the Partnership Meeting (or, if the Partnership Meeting has not occurred, prior to the termination of this Agreement pursuant to Section 9.1(e)) and (ii) this Agreement is terminated by the Partnership or Parent pursuant to Section 9.1(c), Section 9.1(e) or Section 9.1(f) and (iii) the Partnership enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within twelve months after the date this Agreement is terminated, then the Partnership will pay to Parent the Termination Fee minus the Expenses previously paid or reimbursed by the Partnership, upon the earlier of the public announcement that the Partnership has entered into such definitive agreement or the consummation of any such transaction. For purposes of this Section 9.4(a), the term “Alternative Proposal” has the meaning assigned to such term in Section 7.3(j)(i), except that the references to “20% or more” are deemed to be references to “50% or more.”

(b) In the event this Agreement is terminated (i) by Parent pursuant to Section 9.1(c) or (ii) by the Partnership pursuant to Section 9.1(d), in each of cases (i) and (ii), the non-terminating party will pay the terminating party, within two Business Days after the date of termination, the Expenses.

(c) In the event this Agreement is terminated by (i) Parent pursuant to Section 9.1(g), then the Partnership will pay to Parent, within two Business Days after the date of termination, the Termination Fee or (ii) the Partnership pursuant to Section 9.1(h), then the Partnership will immediately prior to or simultaneously with such termination pay to Parent, the Termination Fee.

(d) Any payment of the Termination Fee or Expenses (or applicable portion thereof) will be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment.

(e) The Partnership acknowledges that the provisions of this Section 9.4 are an integral part of the transactions contemplated hereby and that, without these agreements, Parent would not enter into this Agreement. The parties agree that in the event that the Partnership pays the Termination Fee to Parent, the Partnership has no further liability to Parent of any kind in respect of this Agreement and the transactions contemplated hereby.

(f) As used herein, (i) “Termination Fee” means a cash amount equal to $64,875,000, and (ii) “Expenses” means the reasonable and documented out-of-pocket expenses of a party incurred in connection with the negotiation, execution and delivery of this Agreement and the performance of the transactions contemplated hereby up to an aggregate amount equal to $16,425,000. In no event will the Partnership or the Parent be required to pay the other Party’s Expenses on more than one occasion.

(g) In no event shall Parent be entitled to more than one payment of the Termination Fee in connection with this Agreement pursuant to which the Termination Fee is payable, and if the Termination Fee is payable at such time as Parent has already received payment or concurrently receives payment from the Partnership in respect of Parent’s Expenses, the amount of such Expenses actually received by Parent shall be deducted from the Termination Fee.

(h) Except as otherwise provided in this Agreement, including in this Section 9.4, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated by this Agreement; provided, that Parent and the Partnership shall each bear and pay one-half of (i) the fees payable in connection with the filings required to be made under the HSR Act and (ii) the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and Proxy Statement.

(i) Each of the Parties acknowledges that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not enter into this Agreement.

ARTICLE X

MISCELLANEOUS

10.1 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Partnership Unitholder Approval, by written agreement of the Parties, by action taken or authorized by the respective boards of directors of their general partners; provided, however, that following receipt of the Partnership Unitholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by the Partnership Unitholders without such approval. Notwithstanding the foregoing, in addition to any other approvals required by the Partnership’s or the Partnership GP’s constituent documents or under this Agreement, any waivers by the Partnership or the Partnership GP of, or any amendment, supplement, modification or change of any of the provisions of this Agreement other than the provisions in Article IV (except those relating to issuances of equity) or of the Contingent Class B Waiver or the Class C Agreement must be approved by the Conflicts Committee prior to such action by the Partnership Board or the Partnership GP. Further, unless otherwise expressly set forth in this Agreement, whenever a determination, decision, approval or consent of the Partnership, the Partnership Board or the Partnership GP is required pursuant to this Agreement, such determination, decision, approval or consent must be authorized by the Conflicts Committee.

10.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

10.3 Governing Law. This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.

10.4 Notices. All notices and other communications hereunder will be in writing and deemed given if delivered personally or by a nationally recognized overnight courier, by facsimile transmission, or mailed by registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other address for a Party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

(a)	If to Parent or Merger Sub, to:

Breitburn Energy Partners LP

515 South Flower Street, Suite 4800

Los Angeles, CA 90071

Attention: Gregory C. Brown

Facsimile: (213) 225-5916

With copies to (which does not constitute notice):

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention: Sean T. Wheeler / Michael E. Dillard

Facsimile: (713) 546-5401

(b)	If to the Partnership, to:

QR Energy, LP

5 Houston Center

1401 McKinney Street, Suite 2400

Houston, Texas 77010

Attention: Gregory S. Roden

Facsimile: (713) 452-2231

With copies to (which does not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attention: Jeffery B. Floyd / Jeffery Malonson

Facsimile: (713) 615-5660

Notices will be deemed to have been received (a) on the date of receipt if (i) delivered by hand or overnight courier service or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by fax (to such number specified above or another number or numbers as such Person may subsequently designate by notice given hereunder) or (b) on the date five Business Days after dispatch by certified or registered mail.

10.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the Other Parties, except that (i) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly-owned Subsidiary of Parent and (ii) Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly-owned Subsidiaries of Parent, but no such assignment shall relieve Parent, Parent GP or Merger Sub of any of its obligations hereunder. Any purported assignment not permitted under this Section 10.5 shall be null and void.

10.6 Entire Understanding; No Third-Party Beneficiaries. This Agreement together with the Registration Rights Agreement, the Lock-up Agreement and the Confidentiality Agreement constitute the entire agreement and understanding of the Parties with respect to the matters therein and supersedes all prior agreements and understandings on such matters. The provisions of this Agreement are binding upon, inure to the benefit of the Parties and, subject to Section 10.5, their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and, except (a) as provided in Section 7.10 (which will be to the benefit of and enforceable by the Persons referred to in such Section), (b) following the Effective Time, the rights of holders of Partnership Common Units and Partnership Class B Units to receive the Merger Consideration and the right of the holders of Partnership Class C Units to receive the Cash Consideration and (c) as provided in Section 10.13 (which will be to the benefit of and enforceable by the Financing Sources).

10.7 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

10.8 Jurisdiction.

(a) Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder shall be brought and determined exclusively in the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim shall be heard and determined in such Delaware court or in such Federal court, as applicable. The Parties agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law.

(b) Each of the Parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or Federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(c) Each of the Parties agrees that it will not, and it will not permit any of its controlled Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source or any Financing Related Party, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the financing or the performance thereof, in any forum other than the U.S. District Court for the Southern District of New York or, if such court does not have subject matter jurisdiction, in any state court located in the Borough of Manhattan (and the Parties hereto agree to submit to the exclusive jurisdiction of, and venue in, such court in connection therewith), and that the provisions Section 10.9 relating to waiver of jury trial shall apply to such action, cause of action, claim, cross-claim or third-party claim.

10.9 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.9 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.10 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any Party has any liability for any obligations or liabilities of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

10.11 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 10.11 in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.12 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing or the termination of this Agreement if this Agreement is validly terminated in accordance with Article IX prior to the Closing; provided, however, that if the Closing occurs, the agreements of the Parties in Sections 3.2, 3.3, 3.4, 3.5, 7.10, 7.15, 7.16, 7.18 and Article X will survive the Closing, and if this Agreement is terminated prior to the Closing, the agreements of the Parties in Sections 7.6, 9.2, 9.3 and 9.4, and this Article X will survive such termination. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

10.13 No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, the Partnership Entities agree, on behalf of themselves and each of their former, current or future officers, directors, managers, employees, members, partners, Partnership Unitholders, agents and other representatives and controlled Affiliates (the “Partnership Parties”) that Parent’s, Parent GP’s and Merger Sub’s financial institutions and their respective Affiliates (collectively “Financing Sources”), and each of their respective former, current or future general or limited partners, stockholders, managers, members, agents, representatives and Affiliates, and each of their successors and assigns (collectively, “Finance Related Parties”) shall be subject to no liability or claims to the Partnership Parties in connection with the financing of or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary in this Agreement, (a) no amendment or modification to Section 10.6(c), Section 10.8(c) or this Section 10.13 (or amendment or modification with respect to any related definitions as they affect the second paragraph of Section 10.6(c), Section 10.8(c) or this Section 10.13) shall be effective without the prior written consent of each Financing Source (on behalf of themselves and the applicable Financing Related Parties), (b) no amendment or modification to Section 9.4 (or any amendment or modification with respect to any related definitions as they affect Section 9.4) that would be adverse to the Financing Sources or the Financing Related Parties shall be effective without the prior written consent of each Financing Source (on behalf of themselves and the applicable Financing Related Parties), and (c) each Financing Source and Financing Related Party shall be an express third party beneficiary of, and shall have the right to enforce, the second paragraph of Section 10.6(c), Section 10.8(c) or this Section 10.13. Each of the Parties hereto agrees that Section 10.3 notwithstanding, this Section 10.13 shall be interpreted and any action relating to this provision shall be governed by the laws of the State of New York.

[signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts, all as of the day and year first written above.

BREITBURN ENERGY PARTNERS LP

By:	Breitburn GP LLC, its general partner

	By:	/s/ Halbert S. Washburn

Name: Halbert S. Washburn
Title: CEO

BREITBURN GP LLC

By:	/s/ Halbert S. Washburn
Name:	Halbert S. Washburn
Title:	CEO

BOOM MERGER SUB, LLC

By:	/s/ Halbert S. Washburn
Name:	Halbert S. Washburn
Title:	CEO

QR ENERGY, LP

By:	/s/ Alan L. Smith
Name:	Alan L. Smith
Title:	Chief Executive Officer

QRE GP, LLC

By:	/s/ Alan L. Smith
Name:	Alan L. Smith
Title:	Chief Executive Officer

ANNEX B

TRANSACTION, VOTING AND SUPPORT AGREEMENT

This TRANSACTION, VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of July 23, 2014, among Breitburn Energy Partners LP, a Delaware limited partnership (“Parent”), each of Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC (collectively, the “Fund Unitholders” and each, a “Fund Unitholder”), and each of QR Holdings (QRE), LLC and QR Energy Holdings, LLC (collectively, the “Management Unitholders” and each, a “Management Unitholder”). The Fund Unitholders and the Management Unitholders are collectively referred to herein as the “Unitholders” and individually as a “Unitholder.” The parties to this Agreement are sometimes referred to herein collectively as the “parties,” and individually as a “party.”

WHEREAS, the Unitholders, collectively, own all of the issued and outstanding Class B Units (the “Class B Units”) and Class C Convertible Preferred Units (the “Class C Units”) of QR Energy, LP, a Delaware limited partnership (the “Partnership”);

WHEREAS, the Unitholders, collectively, own certain Common Units of the Partnership (the “Common Units” together with the Class B Units, the Class C Units and any other partnership interests in the Partnership or Rights with respect thereto acquired (whether beneficially or of record) by the Unitholders after the date hereof and prior to the earlier of the Closing or the termination of all of the Unitholders’ obligations under this Agreement, including any partnership interests in the Partnership or Rights acquired by means of purchase, dividend or distribution, or issued upon the exercise of any options or warrants or the conversion of any convertible securities or otherwise, being collectively referred to herein as the “Securities”);

WHEREAS, Parent, Breitburn GP LLC, a Delaware limited liability company and the general partner of Parent, Boom Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger Sub”), the Partnership and QRE GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “Partnership GP”), propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”; capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement), pursuant to which, among other things, Merger Sub will be merged with and into the Partnership, with the Partnership surviving as a wholly-owned Subsidiary of Parent, all upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”);

WHEREAS, the approval of the Merger and the adoption of the Merger Agreement by the holders of a majority of the issued and outstanding Common Units, Class B Units and Class C Units entitled to vote as of the record date, voting together as a single class, is a condition to the consummation of the Merger; and

WHEREAS, as a condition to the willingness of the Parent Entities to enter into the Merger Agreement and as an inducement and in consideration therefor, the Unitholders have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

VOTING; GRANT AND APPOINTMENT OF PROXY

Section 1.1 Voting. From and after the date hereof until the earlier of (x) the consummation of the Merger or (y) the termination of the Merger Agreement pursuant to and in compliance with the terms therein (such earlier date, the “Expiration Date”), each Unitholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each adjourned or postponed meeting) of the Partnership Unitholders, however called, or in connection with any written consent of the Partnership Unitholders, each Unitholder (in such capacity and not in any other capacity) will (i) appear at such meeting or otherwise cause all of the Securities owned by such Unitholder (whether beneficially or of record) to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of the Securities owned by such Unitholder (whether beneficially or of record):

(a) with respect to each meeting at which a vote of the Unitholders on the Merger is requested (a “Merger Proposal”), in favor of the Merger Proposal (and, in the event that the Merger Proposal is presented as more than one proposal, in favor of each proposal that is part of the Merger Proposal), and in favor of any other matter presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions or matters contemplated by the Merger Agreement;

(b) against any Alternative Proposal, without regard to the terms of such Alternative Proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions or matters contemplated by the Merger Agreement;

(c) against any other action, agreement or transaction, that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the performance by such Unitholder of its obligations under this Agreement, including: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Partnership or any of its Subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Partnership or any of its Subsidiaries (other than the Merger or any other transactions contemplated by the Merger Agreement) or a reorganization, recapitalization or liquidation of the Partnership or any of its Subsidiaries; (iii) an election of new members to the board of directors of the Partnership GP, other than nominees to the board of directors of the Partnership GP who are serving as directors of the Partnership GP on the date of this Agreement or as otherwise provided in the Merger Agreement; (iv) any material change in the present capitalization or distribution policy of the Partnership or any amendment or other change to the Partnership Certificate of Limited Partnership, the Existing Partnership Agreement or other organizational documents of the Partnership or its Subsidiaries, except if approved in writing by Parent or as otherwise expressly provided in the Merger Agreement; or (v) any other material change in the Partnership’s organizational structure or business, except if approved in writing by Parent or as otherwise expressly provided in the Merger Agreement;

(d) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Partnership Entities contained in the Merger Agreement, or of any Unitholder contained in this Agreement; and

(e) in favor of any other matter necessary or desirable to the consummation of the transactions contemplated by the Merger Agreement, including the Merger (clauses (a) through (e), the “Required Votes”).

Section 1.2 Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, each Unitholder hereby irrevocably and unconditionally grants to, and appoints, Parent and any designee thereof as such Unitholder’s proxy and attorney-

in-fact (with full power of substitution), for and in the name, place and stead of such Unitholder, to vote or cause to be voted (including by proxy or written consent, if applicable) its Securities in accordance with the Required Votes.

(b) Each Unitholder hereby represents that any proxies heretofore given in respect of the Securities, if any, are revocable, and hereby revokes such proxies.

(c) Each Unitholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Unitholder under this Agreement. Each Unitholder hereby further affirms that the irrevocable proxy set forth in this Section 1.2 is coupled with an interest and, except upon the occurrence of the Expiration Date, is intended to be irrevocable. Each Unitholder agrees, until the Expiration Date, to vote its Securities in accordance with Section 1.1(a) through Section 1.1(e) above as instructed by Parent in writing. The parties agree that the foregoing is a voting agreement.

Section 1.3 Restrictions on Transfers. Each Unitholder hereby agrees that, from the date hereof until the Expiration Date, it shall not, directly or indirectly, except in connection with the consummation of the Merger, (a) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, Lien, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of Law or otherwise), any Securities, (b) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect thereto that is inconsistent with this Agreement, or (c) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (a) or (b).

Section 1.4 Restrictions on Conversion. Each Unitholder who holds Class C Units as of the date hereof or at any time following the date hereof hereby agrees that, from the date hereof until the Expiration Date, it shall not, directly or indirectly, exercise such Unitholder’s right to convert the Class C Units held by such Unitholder into Common Units under Section 5.12(b)(vii) pursuant to the Existing Partnership Agreement or otherwise.

Section 1.5 Partnership Change in Recommendation. Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Date there occurs a Partnership Change in Recommendation pursuant to Section 7.3(c) of the Merger Agreement, then the obligations of the Unitholders set forth in Section 1.1 and the irrevocable proxy and power of attorney in Section 1.2 shall be of no force and effect. Notwithstanding anything to the contrary in this Section 1.5, the restrictions set forth in Section 1.3 and Section 1.4 shall continue to apply with respect to the Securities until the Expiration Date.

ARTICLE II

NO SOLICITATION

Section 2.1 Restricted Activities. Prior to the Expiration Date, no Unitholder shall, and each Unitholder shall cause its Affiliates and Representatives not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that would reasonably be expected to lead to an Alternative Proposal, (b) enter into or participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or that could reasonably be expected to lead to, any Alternative Proposal or (c) take any action to release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which the Partnership is or becomes a party or under which the Partnership has any rights, or (d) resolve or agree to do any of the foregoing (the activities specified in clauses (a) through (d) being hereinafter referred to as the

“Restricted Activities”). For the purposes of this Agreement, “Representatives” means, with respect to any Person, the officers, directors, employees, agents, advisors and other representatives of such Person (in each case, acting in their capacity as such to such Person).

Section 2.2 Notification. Each Unitholder shall, and shall cause its Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to an Alternative Proposal, and request or cause to be requested the return or destruction of all confidential information previously provided to such Persons by or on behalf of the Partnership or its Subsidiaries. From and after the date hereof until the Expiration Date, each Unitholder will promptly (and in no event later than 24 hours after receipt) (a) advise Parent in writing of any Alternative Proposal (and any changes thereto) it receives in its capacity as a Partnership Unitholder and the material terms and conditions of any such Alternative Proposal, including the identity of such Person making such Alternative Proposal, and (b) provide Parent with copies of all written proposals or draft agreements received by such Unitholder in its capacity as a Partnership Unitholder setting forth the terms and conditions of, or otherwise relating to, such Alternative Proposal. Each Unitholder will keep Parent reasonably informed of all material developments with respect to the status and terms of any such Alternative Proposal, offers, inquiries or requests (and such Unitholder shall promptly provide Parent with copies of any additional written proposals received by such Unitholder in its capacity as a Partnership Unitholder or that such Unitholder has delivered to any third party making an Alternative Proposal relating to such Alternative Proposal) and of the status of any such discussions or negotiations. Each Unitholder agrees not to enter into any agreement with any Person subsequent to the date of this Agreement which prohibits such Unitholder from providing any information to Parent in accordance with this Section 2.2. This Section 2.2 shall not apply to any Alternative Proposal received by the Partnership.

Section 2.3 Capacity. Each Unitholder is signing this Agreement solely in its capacity as a Partnership Unitholder, and nothing contained herein shall in any way limit or affect any actions taken by any Representative of such Unitholder in his or her capacity as a director, officer or employee of the Partnership GP, and no action taken in any such capacity as a director, officer or employee shall be deemed to constitute a breach of this Agreement.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS

OF THE UNITHOLDERS

Section 3.1 Representations and Warranties. Each Unitholder represents and warrants to Parent as follows: (a) such Unitholder has full legal right and capacity to execute and deliver this Agreement, to perform such Unitholder’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by such Unitholder and the execution, delivery and performance of this Agreement by such Unitholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Unitholder and no other actions or proceedings on the part of such Unitholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of such Unitholder, enforceable against such Unitholder in accordance with its terms, (d) the execution and delivery of this Agreement by such Unitholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreements binding upon such Unitholder or the Securities owned by such Unitholder, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except for filings with the SEC by such Unitholder, (e) such Unitholder owns, beneficially and of record, or controls the Securities set forth opposite such Unitholder’s name on Exhibit A attached hereto and (f) such Unitholder owns, beneficially and of record, or controls all of its Securities free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement) and has sole voting power with respect to the Securities and sole power of disposition with respect to all of the Securities, with no restrictions on such Unitholder’s rights of voting or disposition pertaining thereto, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various states of the United States, and no person other than such Unitholder has any right to direct or approve the voting or disposition of any of the Securities.

Section 3.2 Employee Non-Solicitation.

(a) During the period beginning on the Effective Time and ending on the first anniversary of the Closing Date (the “Restricted Period”), the Unitholders shall not, and shall cause their respective Affiliates and Representatives not to, anywhere in North America, directly or indirectly, hire, engage, or solicit for employment (or engagement as a consultant) any Continuing Employee, the Partnership or their respective Subsidiaries, or encourage or induce or attempt to encourage or induce any such Person to leave such employment or engagement; provided, that the foregoing restriction shall not prohibit general advertising not specifically directed at any such Person or the hiring of any such Person who responds to such general advertising.

(b) During the Restricted Period, Parent shall not, and shall cause its Affiliates and Representatives not to, anywhere in North America, directly or indirectly, hire, engage, or solicit for employment (or engagement as a consultant) any Person employed by or on behalf of the Unitholders or their Affiliates as of immediately following the Closing, or encourage or induce or attempt to encourage or induce any such Person to leave such employment or engagement; provided, that the foregoing restriction shall not prohibit general advertising not specifically directed at any such Person or the hiring of any such Person who responds to such general advertising.

(c) The parties hereto acknowledge and agree that Parent and its Affiliates, successors and assigns, in the case of Section 3.2(a), and the Unitholders and each of their Affiliates, successors, and assigns, in the case of Section 3.2(b), would suffer irreparable harm from a breach of Section 3.2(a) or Section 3.2(b), respectively, by any Unitholder or Parent, as applicable, and that money damages would not be an adequate remedy for any such breach. Therefore, in the event of a breach or threatened breach of this Section 3.2, (x) Parent and each of its Affiliates or their respective successors and assigns, in the case of a breach of Section 3.2(a), and (y) the Unitholders and each of their Affiliates or their respective successors and assigns, in the case of a breach of Section 3.2(b), in each case of the foregoing clauses (x) and (y), in addition to other rights and remedies available at Law or in equity, shall be entitled to specific performance, injunctive, and other equitable relief in order to enforce or prevent any breach of the provisions of this Section 3.2. The restrictive covenants set forth in this Section 3.2 shall be construed as agreements independent of any other provision in this Agreement, and the existence of any claim or cause of action against a party, whether predicated upon this Agreement, the Merger Agreement or otherwise, shall not constitute a defense to the enforcement of the covenants contained in this Section 3.2.

(d) If the final judgment of a court of competent jurisdiction declares any term or provision of this Section 3.2 to be invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified to cover the maximum duration, scope or area permitted by Law. In addition, in the event of a breach of this Section 3.2 by any party, the Restricted Period shall be tolled with respect to such breaching until such breach has been duly cured. Each party agrees that the restrictions contained in this Section 3.2 are reasonable and necessary to protect all parties’ legitimate business interests.

Section 3.3 Lock-up Agreement.

(a) Without the prior written consent of the Partnership, none of the Unitholders (collectively, the “Restricted Unitholders” and each, a “Restricted Unitholder”) shall, during the period commencing on the Closing Date and continuing for 120 days after the Closing Date (the “Lock-up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any New Common Units or any securities convertible into or exercisable or exchangeable for New Common Units (including without limitation, New Common Units or such other securities which may be deemed to be beneficially owned by such Restricted Unitholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of an option or warrant) (collectively, the “Lock-up Securities”) or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the New Common Units or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of New Common Units or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any of the Lock-up Securities except in accordance with the Registration Rights Agreement.

(b) In furtherance of the foregoing, Parent and any duly appointed transfer agent for the registration or transfer of the Lock-up Securities described herein, are hereby authorized to decline to make any transfer of Lock-up Securities if such transfer would constitute a violation or breach of this Section 3.3.

Section 3.4 Alternative Proposal Payment.

(a) If the Partnership is obligated to pay to Parent a Termination Fee pursuant to Section 9.4(a), Section 9.4(c)(i) (except where such obligation arises from Parent’s right to terminate the Merger Agreement due to a Partnership Change in Recommendation pursuant to Section 7.3(e) of the Merger Agreement) or Section 9.4(c)(ii) of the Merger Agreement (any such circumstance applicable to the Partnership, an “Obligation”), then each Fund Unitholder severally (and not jointly) shall be obligated to tender and pay to Parent, within two Business Days after the closing of the applicable Alternative Transaction, an amount in cash equal to the lesser of (i) the product of (A) 2% of the equity value of the Alternative Transaction multiplied by (B) the Pro Rata Share of such Fund Unitholder and (ii) the aggregate Profit, if any, received, directly or indirectly, as a result of an Alternative Transaction by such Fund Unitholder with respect to the Securities held by such Fund Unitholder.

(b) For purposes of this Section 3.4, the following terms shall have the meanings specified below:

(i) “Alternative Transaction” means a transaction or transactions effected directly or indirectly to consummate the Alternative Proposal giving rise to the Obligation.

(ii) “Alternative Transaction Consideration” means, with respect to the Securities of any Fund Unitholder, the aggregate consideration that the Fund Unitholders received, directly or indirectly, as a result of the consummation of such Alternative Transaction, valuing any noncash consideration (including any residual interest in the Partnership or any successor of the Partnership whether represented by Partnership Units or any other securities) at its fair market value as of the date of such consummation. The fair market value of any noncash consideration consisting of (A) securities listed on a national securities exchange shall be equal to the average of the closing price per units of such security as reported on such exchange for each of the 10 trading days prior to the date of determination, provided that such securities are not subject by law or agreement to any transfer restrictions and such securities do not represent in the aggregate 10% or more of the outstanding securities of the same class of securities of which such securities are a part; and (B) consideration which is other than cash or securities of the type specified in subclause (A) above shall be the amount a reasonable, willing seller would pay a reasonable, willing buyer, taking into account the nature and terms of such property. In the event of a dispute as to the fair market value of such property, such disputed amounts shall be determined by a nationally recognized independent investment banking firm mutually agreed upon by Parent and the Fund Unitholders, within 10 Business Days of the consummation of the Alternative Transaction; provided, however, that if Parent and the Fund Unitholders are unable to agree within two Business Days after the date of such event as to the investment banking firm, then Parent, on the one hand, and the Fund Unitholders, on the other hand, shall each select one firm, and those firms shall select a third investment banking firm, which third firm shall make a determination; provided further, that the fees and expenses of such investment banking firm(s) shall be borne by the Fund Unitholders. The determination of the investment banking firm shall be binding upon the parties hereto.

(iii) “Current Transaction Consideration” means, the aggregate Merger Consideration and Cash Consideration which would have been received for Securities of the Fund Unitholders under the Merger Agreement, valuing the Common Units and Class B Units at a per unit value equal to $22.48.

(iv) “Pro Rata Share” means, with respect to any Fund Unitholder, a fraction (expressed as a percentage), the numerator of which is equal to the aggregate Alternative Transaction Consideration received by such Fund Unitholder in such Alternative Transaction and the denominator of which is equal to the aggregate Alternative Transaction Consideration paid in such Alternative Transaction.

(v) “Profit” means an amount equal to the excess, if any, of (A) the Alternative Transaction Consideration over (B) the Current Transaction Consideration.

(c) In the event that the outstanding Partnership Units shall have been changed into a different number of units or a different class after the date of this Agreement by reason of any subdivisions, reclassifications, splits, unit distributions, combinations or exchanges, the calculations set forth in this Section 3.4 and the definitions referenced herein shall be adjusted to reflect fully such subdivision, reclassification, split, unit distribution, combination or exchange and shall be considered in determining the Profit as provided in this Section 3.4.

Section 3.5 Certain Related Party Agreements.

(a) Effective as of the Closing, each applicable Fund Unitholder shall, or shall cause its applicable Affiliates to, terminate the contracts evidencing the Partnership Related Party Transactions set forth on Exhibit B attached hereto, in each case without any further obligation or liability of the Partnership or its Subsidiaries of any kind or nature, and the Fund Unitholders shall deliver to Parent in connection with the Closing evidence reasonably satisfactory to Parent of such termination.

(b) Effective as of the Closing, the applicable Management Unitholders shall cause Quantum Resources Management, LLC to assign to the Partnership that certain Office Lease, dated November 29, 2010, by and between Wells REIT II-5 Houston Center, L.P., as landlord, and Quantum Resources Management, LLC, as tenant (as amended, the “Office Lease”), and Parent shall cause the Partnership to accept such assignment. Such Management Unitholders and Parent shall cooperate and use their respective commercially reasonable efforts to obtain from the landlord any applicable consent to such assignment and to otherwise satisfy any other applicable conditions to such assignment.

(c) In order to ensure the orderly transition of the business of the Partnership and its Subsidiaries to Parent, the applicable Fund Unitholders, on the one hand, and Parent, on the other hand, shall negotiate in good faith a Transition Services Agreement between Parent and the applicable Fund Unitholders or their Affiliates in substantially the form attached hereto as Exhibit C, with such modifications as may be agreed among Parent and such Fund Unitholders, and which shall be executed and delivered by the parties thereto and become effective as of the Closing.

Section 3.6 Certain Other Agreements. Each Unitholder hereby:

(a) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that such Unitholder may have with respect to the Securities;

(b) agrees to promptly notify Parent of the number of any new Securities acquired by such Unitholder after the date hereof and prior to the Expiration Date; and, for the avoidance of doubt, any such Securities shall be subject to the terms of this Agreement as though owned by such Unitholder on the date hereof;

(c) agrees to permit Parent to publish and disclose in the Proxy Statement such Unitholder’s identity and ownership of the Securities and the nature of the such Unitholder’s commitments, arrangements and understandings under this Agreement; and

(d) shall and does authorize Parent or its counsel to notify Parent’s transfer agent that there is a stop transfer order with respect to all of the Securities (and that this Agreement places limits on the voting and transfer of such Securities); provided that Parent or its counsel further notifies Parent’s transfer agent to lift and vacate the stop transfer order with respect to the Securities following the Expiration Date.

ARTICLE IV

TERMINATION

This Agreement shall terminate and be of no further force or effect upon the Expiration Date. Notwithstanding the preceding sentence, (a) the obligations contained in Section 3.2 and Section 3.3 shall survive the occurrence of the Expiration Date only if the Merger is consummated, and (b) the obligations contained in Section 3.4, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article IV shall relieve or otherwise limit any party of liability for willful breach of this Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1 Expenses. Each party shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Merger and the other transactions contemplated by the Merger Agreement are effected.

Section 5.2 Notices. All notices and other communications hereunder will be in writing and deemed given if delivered personally or by facsimile transmission, or mailed by a nationally recognized overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other address for a party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

If to Parent, to:

Breitburn Energy Partners LP

515 South Flower Street, Suite 4800

Los Angeles, CA 90071

Attention: Gregory C. Brown

Facsimile: (213) 225-5916

With a copy to (which does not constitute notice):

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention: Sean T. Wheeler

Facsimile: (713) 546-5401

If to any Unitholder:

Quantum Resources A1, LP

Quantum Resources B, LP

Quantum Resources C, LP

QAB Carried W1, LP

QAC Carried WI, LP

Black Diamond Resources, LLC

(each of the above c/o Quantum Resources Management, LLC)

QR Holdings (QRE), LLC

QR Energy Holdings, LLC

1401 McKinney Street, Suite 2400

Attention: General Counsel

With a copy to (which does not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attention: Jeffery B. Floyd / Jeffery Malonson

Facsimile: (713) 615-5660

Section 5.3 Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Parent and each Unitholder, and (ii) in the case of a waiver, by the party (or parties) against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 5.4 Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other party hereto; provided that Parent may assign its rights and obligations under this Agreement without the consent of any other party to an Affiliate of Parent as of the date hereof, so long as Parent remains liable for its obligations hereunder.

Section 5.5 No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 5.6 Entire Agreement. This Agreement together with the Merger Agreement and the Confidentiality Agreement constitute the entire agreement and understanding of the parties hereto with respect to the matters therein and supersede all prior agreements and understandings on such matters.

Section 5.7 No Third-Party Beneficiaries. Subject to Section 5.4, the provisions of this Agreement are binding upon, inure to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors.

Section 5.8 Jurisdiction; Specific Performance; Waiver of Jury Trial.

(a) The parties hereto submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim shall be heard and determined in such Delaware court or in such Federal court, as applicable. The Parties agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Each of the Parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or Federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(b) The parties hereto agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that, to the fullest extent permitted by Law, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 5.8 in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. To the fullest extent permitted by Law, each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party hereto has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party hereto further agrees that no other party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.8(b), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 5.8(c) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 5.9 Governing Law. This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the applicable of any Law other than the Law of the State of Delaware.

Section 5.10 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions: (a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used; (b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate; (c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation; (d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings; (e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”; (f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;(g) all references to prices, values or monetary amounts refer to United States dollars; (h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders; (i) this Agreement has been jointly prepared by the Parties, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement; (j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement; (k) any references herein to a particular Section, Article or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless otherwise expressly stated herein; the Exhibit attached hereto is incorporated herein by reference and will be considered part of this Agreement; (l) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis; (m) all references to days mean calendar days unless otherwise provided; and (n) all references to time mean Houston, Texas time.

Section 5.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

Section 5.12 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT:

BREITBURN ENERGY PARTNERS LP

By:	Breitburn GP LLC, its general partner

By:	/s/ Halbert S. Washburn

Name: Halbert S. Washburn

Title: CEO

FUND UNITHOLDERS:

QUANTUM RESOURCES A1, LP

By:	The Quantum Aspect Partnership, LP, its general partner

By:	QA GP, LLC, its general partner

By:	QA Holdings, LP, its general partner

By:	QA Global GP, LLC, its general partner

By:	/s/ Alan L. Smith

Name:	Alan L. Smith

Title: Chief Executive Officer

QUANTUM RESOURCES B, LP

By:	The Quantum Aspect Partnership, LP, its general partner

By:	QA GP, LLC, its general partner

By:	QA Holdings, LP, its general partner

By:	QA Global GP, LLC, its general partner

By:	/s/ Alan L. Smith

Name:	Alan L. Smith

Title: Chief Executive Officer

QUANTUM RESOURCES C, LP

By:	The Quantum Aspect Partnership, LP, its general partner

By:	QA GP, LLC, its general partner

By:	QA Holdings, LP, its general partner

By:	QA Global GP, LLC, its general partner

By:	/s/ Alan L. Smith

Name:	Alan L. Smith

Title: Chief Executive Officer

QAB CARRIED WI, LP

By:	Black Diamond GP, LLC, its general partner

By:	Black Diamond Resources 2, LLC, its sole member

By:	/s/ Alan L. Smith

Name:	Alan L. Smith

Title: Chief Executive Officer

QAC CARRIED WI, LP

By:	Black Diamond GP, LLC, its general partner

By:	Black Diamond Resources 2, LLC, its sole member

By:	/s/ Alan L. Smith

Name:	Alan L. Smith

Title: Chief Executive Officer

BLACK DIAMOND RESOURCES, LLC

By:	/s/ Alan L. Smith

Name:	Alan L. Smith

Title: Chief Executive Officer

MANAGEMENT UNITHOLDERS:

QR HOLDINGS (QRE), LLC

By:	/s/ S. Wil Vanloh, Jr.

Name:	S. Wil VanLoh, Jr.

Title: President

QR ENERGY HOLDINGS, LLC

By:	/s/ Alan L. Smith

Name:	Alan L. Smith

Title: Member

ANNEX C

CONFIDENTIAL

July 23, 2014

Board of Directors

QR Energy, LP

1401 McKinney Street

Suite 2700

Houston, TX 77010

Members of the Board of Directors:

We understand that QR Energy, LP, a Delaware limited partnership (the “Partnership”), QRE GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “Partnership GP”), Breitburn Energy Partners LP, a Delaware limited partnership (“Parent”), Breitburn GP LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), and Boom Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Partnership, as a result of which the Partnership will become a wholly-owned subsidiary of Parent. In the Merger, (i) each Partnership Common Unit and Partnership Class B Unit issued and outstanding immediately prior to the Effective Time, other than Partnership Common Units and Partnership Class B Units owned by the Partnership or any of its wholly-owned subsidiaries or by Parent or any of its wholly-owned subsidiaries, shall be converted into the right to receive a number of Parent Common Units equal to the Exchange Ratio (the “Unit Consideration”) and (ii) each Partnership Class C Unit issued and outstanding immediately prior to the Effective Time, other than Partnership Class C Units owned by the Partnership or any of its wholly-owned subsidiaries or by Parent or any of its wholly-owned subsidiaries, shall be converted into the right to receive an amount in cash equal to $350 million divided by the number of Partnership Class C Units outstanding immediately prior to the Effective Date (the “Cash Consideration” and, together with the Unit Consideration, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. Capitalized terms used but not separately defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the aggregate Unit Consideration to be received by the holders of Partnership Common Units and Partnership Class B Units pursuant to the Merger Agreement is fair, from a financial point of view, to such holders taken as a whole. We have not been requested to opine as to, and our opinion does not in any manner address the underlying business decision to proceed with or effect the Merger.

For purposes of the opinion set forth herein, we have:

1.	reviewed the draft of the Merger Agreement dated as of July 23, 2014 and certain related documents;

2.	reviewed certain publicly available financial statements of each of the Partnership and Parent that we deemed relevant;

3.	reviewed certain other publicly available business, operating and financial information relating to each of the Partnership and Parent that we deemed relevant;

4.	reviewed certain information, including financial forecasts and other financial and operating data concerning each of the Partnership and Parent, prepared by the management of each of the Partnership and Parent, respectively;

5.	reviewed certain estimates of the Partnership’s oil and gas reserves, including (i) estimates as of December 31, 2013 prepared by Netherland, Sewell & Associates, Inc. (“Partnership Consultant Estimates”) and (ii) estimates of proved, probable and possible reserves as of April 1, 2014 prepared by Partnership management (the “Partnership 3P Database”);

6.	reviewed certain estimates of Parent’s oil and gas reserves, including (i) estimates as of December 31, 2013 prepared by Cawley, Gillespie & Associates, Inc., Netherland, Sewell & Associates, Inc. and Schlumberger Technology Corporation (“Parent Consultant Estimates”), (ii) estimates of proved, probable and possible reserves as of April 1, 2014 prepared by Parent management (“Parent Internal Estimates”), and (iii) estimates of proved, probable and possible reserves as of April 1, 2014 prepared by Partnership management (the “Parent 3P Database”);

7.	discussed the past and present operations and financial condition and the prospects of the Partnership with senior executives of the Partnership;

8.	discussed the past and present operations and financial condition and the prospects of Parent with senior executives of Parent;

9.	reviewed certain information regarding the amount and timing of potential cost efficiencies and financial benefits anticipated from the Merger (“Synergies”) prepared by management of the Partnership;

10.	compared the Partnership’s ownership in the pro forma combined company with the relative contribution of the Partnership to the pro forma combined company based upon a number of metrics that we deemed relevant, which relative contribution metrics were then used to derive an exchange ratio range which was compared to the exchange ratio implied by the Unit Consideration to be issued pursuant to the Merger Agreement;

11.	derived a net asset value range for both the Partnership and Parent by discounting future cash flows provided, respectively, from the Partnership 3P Database and Parent 3P Database at discount rates we deemed appropriate, and used the net asset value ranges to derive an exchange ratio range which was compared to the exchange ratio implied by the Unit Consideration to be issued pursuant to the Merger Agreement;

12.	derived a relevant premium range from a list of historical transactions to compute an exchange ratio range which was then compared to the exchange ratio implied by the Unit Consideration to be issued pursuant to the Merger Agreement;

13.	derived a unit value range based on the trading valuations of certain publicly traded partnerships in the oil and gas exploration and production sector for both the Partnership and Parent, and used these unit value ranges to derive an exchange ratio range which was compared to the exchange ratio implied by the Unit Consideration to be issued pursuant to the Merger Agreement;

14.	reviewed the historical exchange ratio based upon the closing trading prices of the units for both the Partnership and Parent over several time periods, and compared those to the exchange ratio implied by the Unit Consideration to be issued pursuant to the Merger Agreement;

15.	reviewed the range of Wall Street analyst price targets for both the Partnership and Parent, and used such price targets to derive an exchange ratio range which was compared to the exchange ratio implied by the Unit Consideration to be issued pursuant to the Merger Agreement;

16.	participated in discussions and negotiations among representatives of the Partnership and its legal advisors and representatives of Parent and its legal and financial advisors; and

17.	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to us by representatives and management of the Partnership and Parent for the purposes of this opinion and have further relied upon the assurances of the representatives and management of the Partnership and Parent, as applicable, that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts, estimates, projections, Synergies and other data that have been furnished or otherwise provided to us, we have assumed that such forecasts, estimates, projections, Synergies and other data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Partnership and Parent, as applicable, as to those matters, and we have relied upon such forecasts, estimates, projections and data in arriving at our opinion; provided, however, that we have not taken into account the Synergies in arriving at our opinion. With respect to the estimates of oil and gas reserves of the Partnership and Parent, including, without limitation, the Partnership Consultant Estimates, Partnership 3P Database, Parent Consultant Estimates, Parent Internal Estimates and Parent 3P Database, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management and staff of the Partnership and Parent and their respective independent reserve engineers, as applicable, relating to the oil and gas properties of the Partnership and Parent, respectively, and we have relied upon such estimates in arriving at our opinion. We express no opinion with respect to any such forecasts, estimates, projections, Synergies or other data or the assumptions upon which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of the Partnership or Parent, nor have we been furnished with any such appraisals.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Partnership Common Units and Partnership Class B Units of the aggregate Unit Consideration to be received by such holders taken as a whole pursuant to the Merger Agreement and does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. Specifically, we did not analyze or compare, and our opinion does not address the Consideration to be received by holders of Partnership Common Units, Partnership Class B Units, Partnership Class C Units and Contingent Class B Units on a relative basis, including, without limitation (i) the allocation of the Consideration among the holders of Partnership Common Units, Partnership Class B Units and Partnership Class C Units, (ii) the determination or amount of the Cash Consideration payable to the holders of Partnership Class C Units, (iii) the Class B Unit Adjustment (as defined below) or (iv) the allocation of the Unit Consideration between the holders of Partnership Common Units and Partnership Class B Units.

We have assumed, with your consent, that: (i) the Merger will be treated as a tax-free reorganization for federal income tax purposes; (ii) the Merger will be consummated in accordance with the terms set forth in the final, executed Merger Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof we have reviewed, and without waiver of any material terms or conditions set forth in the Merger Agreement; (iii) all material governmental, regulatory and other consents and approvals necessary for the consummation of the Merger will be obtained without any effect on the Partnership, Parent, the Merger or the contemplated benefits of the Merger meaningful to our analysis; (iv) the payment of the Cash Consideration and the Unit Consideration pursuant to the Merger Agreement will comply with the terms of the Existing Partnership Agreement and the terms of the relevant securities; and (v) that only 6,748,067 Contingent Class B Units will vest and be issued immediately prior to the Effective Time pursuant to the Merger Agreement and all other Contingent Class B Units will be forfeited and waived (the “Class B Unit Adjustment”), and that such Class B Unit Adjustment will comply with the terms of the Existing Partnership Agreement, the terms of the relevant securities and the waiver letter agreements executed and delivered by the Partnership and each of QR Energy Holdings, LLC and QR Holdings (QRE), LLC in connection with the Merger Agreement. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors (the “Board”) of the Partnership in connection with the Merger and will receive a fee for rendering this opinion and for other services rendered in connection with the Merger, a portion of which is contingent on the consummation of the Merger. In addition, the Partnership has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this opinion we have not been engaged by, performed any services for or received any compensation from the Partnership or any other parties to the Merger (other than any amounts that were paid to us under the letter agreement pursuant to which we were retained as a financial advisor to the Partnership in connection with the Merger).

It is understood that this letter is solely for the information of the Board and is rendered to the Board in connection with their consideration of the Merger and may not be used for any other purpose or relied upon by any other person without our prior written consent, except that this opinion may, if required by law, be included in its entirety in any proxy or information statement or registration statement to be mailed to the holders of Partnership Units in connection with the Merger. We are not expressing an opinion as to any aspect of the Merger, other than the fairness, from a financial point of view, to the holders of Partnership Common Units and Partnership Class B Units of the aggregate Unit Consideration to be received by such holders taken as a whole. In particular, we express no opinion as to the prices at which the Parent Common Units will trade at any future time. We express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Partnership, or any class of such persons relative to the Consideration to be received by the holders of Partnership Units in the Merger or with respect to the fairness of any such compensation. We also express no opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and we assume that opinions, counsel and interpretations regarding such matters have been or will be obtained from the appropriate professional sources. This opinion has been approved by our fairness committee. This opinion is not intended to be and does not constitute a recommendation to the members of the Board of Directors as to whether they should approve the Merger or the Merger Agreement, nor does it constitute a recommendation as to how any holder of Partnership Units should vote or act on any matter relating to the Merger Agreement or the Merger.

Based upon and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that, as of the date hereof, the aggregate Unit Consideration to be received by the holders of Partnership Common Units and Partnership Class B Units pursuant to the Merger Agreement is fair, from a financial point of view, to such holders taken as a whole.

Very best regards,

GREENHILL & CO., LLC

By:	/s/ Aaron R. Hoover
Aaron R. Hoover
Managing Director

By:	/s/ Christopher D. Mize
Christopher D. Mize
Managing Director

ANNEX D

July 23, 2014

The Conflicts Committee of the Board of Directors

QRE GP LLC

5 Houston Center

1401 McKinney Street, Suite 2400

Houston, Texas 77010

Attention:	Mr. Donald E. Powell
Chairman

Dear Mr. Powell:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common units (the “Partnership Common Units”) of QR Energy LP, a Delaware limited partnership (the “Partnership”) (other than QRE GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “Partnership GP”), and its affiliates) (such holders, the “Unaffiliated Unitholders”), of the Merger Consideration (as defined below) to be paid to the Unaffiliated Unitholders pursuant to the Agreement and Plan of Merger, dated as of July 23, 2014 (the “Agreement”), by and among BreitBurn Energy Partners, LP, a Delaware limited partnership (“Parent”), BreitBurn GP, LLC, a Delaware limited liability company and the general partner of Parent (“Parent GP”), Boomer Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), the Partnership GP and the Partnership. The Agreement provides for, among other things, (i) the merger of Merger Sub with and into the Partnership (the “Merger”) pursuant to which the Partnership will be the surviving entity as a wholly owned subsidiary of Parent, (ii) each issued and outstanding Partnership Common Unit (other than any Partnership Common Units held by the Partnership or its wholly-owned subsidiaries or by Parent or its wholly-owned subsidiaries) will be converted into the right to receive 0.9856 common units of Parent (“Parent Common Units”) (the “Merger Consideration”), (iii) each issued and outstanding Class B Unit of the Partnership (other than any Class B Units held by the Partnership or its wholly-owned subsidiaries or by Parent or its wholly-owned subsidiaries) will be converted into the right to receive the Merger Consideration, (iv) each issued and outstanding Class C Unit of the Partnership (other than any Class C Units held by the Partnership or its wholly-owned subsidiaries or by Parent or its wholly-owned subsidiaries) will be converted into the right to receive cash in an amount equal to $350 million divided by the number of Class C Units outstanding immediately prior to the Effective Time (as defined in the Agreement), and (v) each Partnership Equity Award (as defined in the Agreement) shall vest and be settled in Partnership Common Units as set forth in the Agreement and be converted into the right to receive the Merger Consideration. Concurrently with the entry into the Agreement, the holders of the Contingent Class B Units (as defined in the Agreement) will waive their right to receive certain Contingent Class B Units otherwise issuable upon a change of control, as set forth in that certain letter agreement, dated as of July 23, 2014, between the Partnership and the holders of the Contingent Class B Units (the “Waiver”). The transactions contemplated by the Agreement and the Waiver are referred to herein as the “Transactions.” The terms and conditions of the Transactions are set forth in more detail in the Agreement and the Waiver, and references to the Transactions set forth herein are qualified in their entirety by the terms of the Agreement and the Waiver.

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Tudor, Pickering, Holt & Co. Securities, Inc. (“TPH”) and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. TPH also engages in securities trading and brokerage, private equity activities, equity research and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Partnership, any of the other parties to the Agreement and any of their respective affiliates and (ii) any currency or commodity that may be involved in the Transactions and the other matters contemplated by the Agreement. In addition, TPH and its affiliates and certain of its employees, including members of the team performing services in connection with the Transactions, as well as certain private equity funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including the Partnership, other prospective purchasers and their respective affiliates. We have acted as financial advisor to the Conflicts Committee of the Board of Directors of the Partnership GP (the “Conflicts Committee”) in connection with the Transactions. We expect to receive fees for our services, a portion of which is payable upon delivery of this opinion, and a portion of which is contingent upon the consummation of the Transaction, and the Partnership has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have previously acted as financial advisor to the Conflicts Committee and have delivered fairness opinions in connection with previous, unrelated transactions, for which we received compensation. Additionally, we have advised certain portfolio companies of Quantum Energy Partners (“Quantum”), an affiliate of the Partnership GP in the past two years, and we may provide investment banking or other financial services to the Partnership, Parent, Quantum or any of the other Parties or their respective shareholders, affiliates or portfolio companies in the future. In connection with such investment banking or other financial services, we may receive compensation.

In connection with this opinion, we have reviewed, among other things, (i) the Agreement; (ii) the Waiver, (iii) Annual Reports on Form 10-K of the Partnership for each of the three years ended December 31, 2013, 2012 and 2011; (iv) Annual Reports on Form 10-K of Parent for each of the three years ended December 31, 2013, 2012 and 2011; (v) certain Quarterly Reports on Form 10-Q of the Partnership and Parent; (vi) certain other communications from the Partnership and Parent to their respective unitholders or partners, (vii) certain internal financial, production, reserve and pricing information and forecasts for the Partnership and Parent prepared by the management of the Partnership and the management of Parent (the “Forecasts”); (viii) certain other presentations prepared by management of the Partnership and Parent and their respective advisors; (ix) the estimated proved oil, gas, and natural gas liquids reserves and projected future net revenues as of March 31, 2014, attributable to the Partnership’s net interests in properties located in the continental United States, prepared by Netherland, Sewell & Associates and updated by the Partnership; (x), the estimated proved oil, gas, and natural gas liquids reserves and projected future net revenues as of March 31, 2014, attributable to the Parent’s net interests in properties located in the continental United States, prepared by Netherland, Sewell & Associates, Cawley & Gillespie and Associates, Inc. and Schlumberger LTD and updated by the Partnership; (xi) certain publicly available research analyst reports with respect to the future financial performance of the Partnership and Parent; and (xii) certain cost savings and operating synergies projected by the management of the Partnership to result from the Transactions (the “Synergies”). We also have held discussions with members of the senior

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management of the Partnership regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and with members of the senior management of the Partnership and Parent regarding the past and current business operations, financial condition and future prospects of their respective entities and of Merger Sub, and we held discussions with both the Partnership’s and the Parent’s reserve consultants. In addition, we have reviewed the reported price and trading activity for the Partnership Common Units and the Parent Common Units, compared certain financial, stock market and reserve information for the Partnership and Parent with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the upstream oil and gas industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the production, reserve, financial, accounting, legal, tax and other information provided to, discussed with or reviewed by or for us, or publicly available. In that regard, we have assumed with your consent that the Forecasts and Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Partnership, and that such Forecasts and Synergies will be realized in the amounts and time periods contemplated thereby. Further, we have assumed, with your consent, that the Transactions will be consummated in accordance with the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents or approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on the Partnership, Parent, Merger Sub, the holders of Partnership Common Units or the expected benefits of the Transactions in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Partnership or any of its subsidiaries or Parent or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. We do not express any opinion as to any tax or other consequences that might result from the Transactions, nor does our opinion address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Partnership to engage in the Transactions, or the relative merits of the Transactions as compared to any other alternative transaction that might be available to the Partnership. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Merger Consideration to be paid to the Unaffiliated Unitholders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, creditors or other constituencies of the Partnership (including but not limited to holders of Class B Units or Class C Units of the Partnership) or Parent; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Partnership or Parent, or any class of such persons, or the issuance of any Contingent Class B Units (as defined in the Agreement) to any such person or class of such persons, in connection with the Transactions, whether relative to the Merger Consideration pursuant to the Agreement or otherwise. We are not expressing any opinion as to the price at which the Parent Common Units will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion and expressly disclaim any responsibility to do so based on circumstances, developments or events occurring after the date hereof. Our

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advisory services and the opinion expressed herein are provided for the information and assistance of the Conflicts Committee of the Partnership in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to how any holder of interests in the Partnership should vote with respect to such Transactions or any other matter. This opinion has been reviewed and approved by TPH’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the Unaffiliated Unitholders pursuant to the Agreement is fair from a financial point of view to such Unaffiliated Unitholders.

Very truly yours,

Tudor, Pickering, Holt & Co. Securities Inc.

By:	/s/ Lance Gilliland
Name:	Lance Gilliland
Title:	Managing Director

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ANNEX E

Annual Report on Form 10-K of QR Energy, LP

for the fiscal year ended December 31, 2013

[see attached]

E-1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10–K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35010

QR ENERGY, LP

(Exact name of registrant as specified in its charter)

Delaware	90-0613069
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1401 McKinney Street, Suite 2400, Houston, Texas	77010
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 452-2200

Securities registered pursuant to Section 12(b) of the Act:

Common Units Representing Limited Partner Interests	New York Stock Exchange
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act.    YES  ☒    NO  ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    YES  ☐    NO  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    YES  ☒    NO  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III or any amendment to the Form 10–K  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b–2 of the Exchange Act. Check one:

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Exchange Act).    YES  ☐    NO  ☒

As of June 28, 2013, the last business day of the registrant’s most recently completed second fiscal quarter; the aggregate market value of the Common Units held by non-affiliates was approximately $902,773,769, based on the closing price of $17.59 per unit on that date.

As of March 2, 2014, the registrant had 6,133,558 Class B Units, 16,666,667 Class C Convertible Preferred Units, and 58,629,353 Common Units Outstanding.

1

GLOSSARY OF OIL AND NATURAL GAS TERMS

API: American Petroleum Institute is the main U.S. trade association for the oil and natural gas industry whose functions include establishment and certification of industry standards like the gravity (density) of petroleum.

Basin: A low area in the Earth’s crust in which sediments have accumulated.

Bbl: One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bbl/d: One Bbl per day.

Bcf: One billion cubic feet of natural gas.

Boe: One barrel of oil equivalent, calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Bbl of oil.

Boe/d: One Boe per day.

Btu: One British thermal unit, the quantity of heat required to raise the temperature of a one-pound mass of water by one degree Fahrenheit.

Completion: The installation of permanent equipment for production of oil or gas, or, in the case of a dry well, to report to the appropriate authority the well has been abandoned.

Condensate: A mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

Developed Acreage: The number of acres which are allocated or assignable to producing wells or wells capable of production.

Developed Oil and Natural Gas Reserves: Reserves of any category that can be expected to be recovered:

•	through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well, and

•	through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Development Costs: Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

•	gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining water, road building and relocating public roads, gas lines and power lines, to the extent necessary in developing the proved reserves;

•	drill and equip development wells, development-type stratigraphic test wells and service wells, including the costs of platforms and well equipment such as casing, tubing, pumping equipment and the wellhead assembly;

•	acquire, construct and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

•	provide improved recovery systems.

2

Development Project: The means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

Development Well: A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry Hole or Well: A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

Economically Producible: A resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation.

Enhanced Recovery: Any method used to drive oil from reservoirs into a well in excess of that which could be produced through natural reservoir pressure, energy, or drive.

Exploitation: A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

FASB: Financial Accounting Standards Board

Field: An area consisting of a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations. This definition has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X.

Gross Acres or Gross Wells: The total acres or wells, as the case may be, in which we have a working interest.

LLS: Louisiana Light Sweet

MBbls: One thousand Bbls.

MBbls/d: One thousand Bbls per day.

MBoe: One thousand Boe.

MBoe/d: One thousand Boe per day.

Mcf: One thousand cubic feet of natural gas.

MMBbls: One million barrels of oil or other liquid hydrocarbons.

MMBoe: One million Boe.

MMBtu: One million British thermal units.

MMcf: One thousand Mcf.

Net Acres or Net Wells: Gross acres or wells, as the case may be, multiplied by our working interest ownership percentage.

Net Production: Production that is owned by us less royalties and production due others.

3

Net Revenue Interest: A working interest owner’s gross working interest in production less the royalty, overriding royalty, production payment and net profits interests.

NGLs: The combination of ethane, propane, butane and natural gasolines which, when removed from natural gas, become liquid under various levels of higher pressure and lower temperature.

Novate: To substitute by mutual agreement one obligation for another, such as the substitution of one party to a contract for another, with the intent to extinguish the old obligation. For example, the substitution of one party to a derivative contract for another party upon mutual consent of the original counterparties and the concurrence of the new party.

NYMEX: New York Mercantile Exchange

Oil: Oil and condensate.

Productive Well: A well that produces commercial quantities of hydrocarbons, exclusive of its capacity to produce at a reasonable rate of return.

Proved Developed Reserves: Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. This definition has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X.

Proved Reserves: Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. This definition has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X.

Proved Undeveloped Reserves: Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. This definition has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X.

Realized Price: The cash market price less all expected quality, transportation and demand adjustments.

Recompletion: The operation whereby a completion in one zone is abandoned in order to attempt a completion in a different zone within the existing wellbore.

Reserves: Estimated remaining quantities of mineral deposits anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.

Reservoir: A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

SEC: The U.S. Securities and Exchange Commission

Spacing: The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres (e.g., 40-acre spacing) and is often established by regulatory agencies.

Standardized Measure: The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using the unweighted arithmetic average first-day of-the-month prices for the prior 12 months), less future development costs and, production and income tax expenses and discounted at 10% per annum to reflect the timing of future net revenue. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no

4

provision for federal or state income taxes in the calculation of our standardized measure. Standardized measure does not give effect to derivative transactions.

Undeveloped Acreage: Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Wellbore: The hole drilled by the bit that is equipped for oil or gas production on a completed well. Also called well or borehole.

Working Interest: The operating interest that gives the owner the right to drill, produce and conduct operating activities on a property and a share of its production.

Workover: Operations on a producing well to restore or increase production.

WTI: West Texas Intermediate

5

NAMES OF ENTITIES

As used in this Form 10-K, unless we indicate otherwise:

•	“QR Energy,” “the Partnership,” “we,” “us” or “our” or like terms refer collectively to QR Energy, LP and its subsidiaries;

•	our “general partner” or “QRE GP” refers to QRE GP, LLC, the general partner of the Partnership;

•	the “Fund,” or “Fund Entities” refer collectively to, or in any combination of Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC; or referred to individually as a “Fund Entity;”

•	the “Predecessor” refers to QA Holdings, LP, our predecessor for accounting purposes and the indirect owner of the general partner interests of the Fund Entities;

•	“QA Global” refers to QA Global GP, LLC, the general partner of QA Holdings, LP and the Fund Entities above;

•	“Quantum Energy Partners” refers collectively to Quantum Energy Partners, LLC, its affiliated private equity funds and their respective portfolio investments;

•	“Quantum Resources Management” or “QRM” refers to Quantum Resources Management, LLC, the entity that provides certain administrative and operational services to both us and the Fund and employs all of our general partner’s officers;

•	“OLLC” refers to QRE Operating, LLC, our wholly owned subsidiary through which we operate our properties;

•	“QRE FC” refers to QRE Finance Corporation, LLC, our wholly owned subsidiary formed for the sole purpose of serving as a co-issuer of our debt securities;

•	“ETSWDC” refers to East Texas Salt Water Disposal Company, a saltwater disposal business in which we acquired a majority interest as part of the 2013 East Texas Acquisition;

•	“October 2011 Transferred Properties” refers to the net assets we received as a result of our acquisition of approximately $578.8 million of oil and natural gas properties from the Fund in October 2011 accounted for as a transaction between entities under common control; and

•	“December 2012 Transferred Properties” refers to the net assets we received as a result of our acquisition of approximately $143.6 million of oil and natural gas properties from the Fund in December 2012 accounted for as a transaction between entities under common control.

6

CAUTIONARY STATEMENT REGARDING FORWARD–LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategies;

•	ability to replace the reserves we produce through drilling and property acquisitions;

•	drilling locations;

•	oil, natural gas and NGLs reserves;

•	technology;

•	realized oil, natural gas and NGLs prices;

•	production volumes;

•	lease operating expenses;

•	general and administrative expenses;

•	future operating results; and

•	plans, objectives, expectations and intentions.

These types of statements, other than statements of historical fact included in this Form 10-K, are forward-looking statements. These forward-looking statements may be found in Part I, Item 1. Business, Part I, Item 1A. Risk Factors, Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Form 10-K. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. These statements also involve risks and uncertainties that could cause our actual results or financial condition to materially differ from our expectations as expressed in this Form 10-K including, but not limited to:

•	our ability to generate sufficient cash to pay the minimum quarterly distribution or any distribution on our common units;

•	our substantial future capital requirements, which may be subject to limited availability of financing;

•	uncertainty inherent in estimating our reserves;

•	our need to make accretive acquisitions or substantial capital expenditures to maintain our declining asset base;

•	cash flows and liquidity;

•	potential shortages of drilling and production equipment;

•	potential difficulties in the marketing of, and volatility in the prices for, oil, natural gas and NGLs;

•	uncertainties surrounding the success of our secondary and tertiary recovery efforts;

•	competition in the oil and natural gas industry;

7

•	general economic conditions, globally and in the jurisdictions in which we operate;

•	legislation and governmental regulations, including climate change legislation and federal or state regulation of hydraulic fracturing;

•	the risk that our hedging strategy may be ineffective or may reduce our income;

•	actions of third-party co-owners of interest in properties in which we also own an interest; and

•	risks related to potential acquisitions, including our ability to make acquisitions on favorable terms or to integrate acquired properties.

The forward-looking statements contained in this report are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this report are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in Part I, Item 1A. Risk Factors and elsewhere in this Form 10-K. All forward-looking statements speak only as of the date of this report. We do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

8

PART I

ITEM 1. BUSINESS

Overview

QR Energy, LP is a Delaware limited partnership formed in September 2010 by affiliates of the Fund to own and exploit producing oil and natural gas properties.

We operate in one reportable segment engaged in the acquisition, exploitation, development and production of oil and natural gas properties, and our business activities are conducted through OLLC. Our properties are located in Alabama, Arkansas, Florida, Kansas, Louisiana, Michigan, New Mexico, Oklahoma and Texas.

Our properties consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, predictable production profiles. As of December 31, 2013, our total estimated proved reserves were approximately 109.1 MMBoe, of which approximately 77% were oil and NGLs and 85% were classified as proved developed reserves. As of December 31, 2013, our estimated proved reserves had a standardized measure of $2.0 billion. As of December 31, 2013, we produced from 5,668 gross (3,270 net) wells across our properties, with an average working interest of 57.7%.

Oil and natural gas reserve information included in this Form 10-K is derived from our reserve report prepared by Netherland, Sewell & Associates, Inc., our independent reserve engineers for the year ended December 31, 2013 and Miller and Lents, LTD, our independent reserve engineers for the years ended December 31, 2012 and 2011. The following table summarizes information about our proved oil and natural gas reserves by geographic region as of December 31, 2013 and our average net production for the year ended December 31, 2013:

	Estimated Net Proved Reserves					Production
	Oil & Cond. (MBbls)	NGLs (MBbls)	Natural Gas (MMcf)	MBoe	Standardized Measure (1) ($ millions)	Average Net Production
						Boe/d	% of Total	% Oil and NGLs	Producing Wells
									Gross	Net
Ark-La-Tex	29,430.0	4,721.4	90,726.7	49,272.5	858.6	6,799	38	59	2,486	2,161
Permian Basin	23,627.0	3,337.0	40,501.9	33,714.3	$611.6	5,962	33	73	2,720	855
Gulf Coast	18,024.1	2,396.2	2,668.6	20,865.1	498.0	3,677	21	97	63	50
Mid-Continent	1,620.7	321.4	17,844.0	4,916.1	68.0	1,384	8	44	381	186
Michigan	313.5	—	—	313.5	7.2	82	—	100	18	18

Total	73,015.3	10,776.0	151,741.2	109,081.5	$2,043.4	17,904	100	71	5,668	3,270

(1)	As of December 31, 2013 our standardized measure was $2.0 billion. Because we are a limited partnership, we are generally not subject to federal or state income tax and thus make no provision for federal or state income taxes in the calculation of our standardized measure.

Recent Developments

GP Buyout Transaction

On March 2, 2014, we completed a transaction related to our general partner interest pursuant to a Contribution Agreement, by and among the Partnership, the general partner, QR Holdings (QRE), LLC (“QRH”) and QR Energy Holdings, LLC (“QREH” and, together with QRH, the “QR Parties”), the former owners of our general partner, pursuant to which (i) the general partner reclassified its 0.1% general partner interest in the Partnership, formerly represented by 51,036 general partner units, in exchange for a non-economic general partner interest, (ii) the QR Parties contributed 100% of the limited liability company interests of the general partner to the Partnership, and (iii) the partnership agreement was amended, to, among other things, (a) terminate the management incentive fee and provide for the future issuance of up to 11.6 million Class B units, subject to certain tests, to the QR Parties and (b) provide for the election of all of the members of the board of directors of the general partner by our limited partners beginning in June 2015 (the “GP Buyout Transaction”).

9

East Texas Acquisition

On August 6, 2013, we closed the acquisition of primarily oil properties located in East Texas (the “2013 East Texas Acquisition”) from a private seller for $107.8 million in cash subject to customary purchase price adjustments. The acquired properties (the “2013 East Texas Properties”) had estimated proved reserves of 5.9 MMBoe as of the acquisition date utilizing SEC case pricing. The acquisition had an effective date of June 1, 2013. In addition, the 2013 East Texas Acquisition included a controlling interest in ETSWDC. See Part II, Item 8. Financial Statements and Supplementary Data – Note 4 – Acquisitions for further details.

Presentation

Because the October 2011 Transferred Properties and the December 2012 Transferred Properties were acquired from the Predecessor or its affiliates, the acquisitions were accounted for as transactions between entities under common control, whereby the Partnership’s accompanying consolidated financial statements included in Part II, Item 8. Financial Statements and Supplementary Data have been revised for the years ended December 31, 2012 and 2011, similar to a pooling of interests, to include the financial position, results of operations, and cash flows of the net assets attributable to the October 2011 Transferred Properties and the December 2012 Transferred Properties. See Part II, Item 8. Financial Statements and Supplementary Data – Note 11 – Commitments and Contingencies and Note 2 – Summary of Significant Accounting Policies for more information on the Partnership’s accounting presentation.

Business Strategy

Our primary business objective is to generate predictable cash flows which will allow us to make quarterly or monthly cash distributions to our unitholders and, over time, to increase our quarterly or monthly cash distributions. To achieve our objective, we intend to execute the following business strategies:

•	Pursue accretive acquisitions of long-lived, low-risk producing oil and natural gas properties throughout North America;

•	Strategically utilize our relationship with the Fund to gain access to, and from time to time, acquire its producing oil and natural gas properties that meet our acquisition criteria;

•	Leverage our relationship with the Fund and Quantum Energy Partners to participate in acquisitions of third-party legacy assets and to increase the size and scope of our potential third-party acquisition targets;

•	Reduce costs and maximize recovery to drive value creation in our producing properties;

•	Mitigate commodity price risk and maximize cash flow visibility through a disciplined commodity hedging strategy; and

•	Maintain a balanced capital structure to provide financial flexibility for acquisitions.

Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and achieve our objective of generating and growing cash available for distribution:

•	Our diversified asset portfolio is characterized by relatively low geologic risk, well-established production histories and low production decline rates;

•	Our relationship with the Fund, which provides us with access to a portfolio of additional mature producing oil and natural gas properties that meet our acquisition criteria;

•	Our relationship with QRM, which provides us with extensive technical expertise in and familiarity with our core focus areas;

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•	Our relationship with Quantum Energy Partners, which will help us in the evaluation and execution of future acquisitions;

•	Our substantial operational control of our assets, which will allow us to manage our operating costs and better control capital expenditures, as well as the timing of development activities; and

•	Our management team’s extensive experience in the acquisition, development and integration of oil and natural gas assets.

Our Relationship with the Fund

The Fund is a collection of limited partnerships formed by two of the co-founders of Quantum Energy Partners and Don Wolf, the Chairman of the Board of our general partner, for the purpose of acquiring mature, legacy producing oil and natural gas properties with long-lived production profiles. The Fund is managed by Quantum Resources Management, a full service management company formed to manage the oil and natural gas interests of the Fund. Our general partner has entered into a Services Agreement (the “Services Agreement”) with Quantum Resources Management in which Quantum Resources Management has agreed to provide the administrative and acquisition advisory services that we believe are necessary to allow our general partner to manage, operate and grow our business.

The Fund is contractually committed to providing us with opportunities to purchase additional proved reserves in future periods under specified circumstances. Under the terms of the Omnibus Agreement (the “Omnibus Agreement”), the Fund has committed to offer us the first opportunity to purchase properties that it may offer for sale, so long as the properties consist of at least 70% proved developed producing reserves, as measured by value.

The Fund will determine whether any group of properties offered for sale meets the 70% threshold, and therefore, whether it is obligated to offer such properties to us. The 70% threshold is a value-weighted determination made by the Fund, acting in good faith pursuant to the terms of our Omnibus Agreement, and is subject to a number of subjective assumptions. As such, other than the Fund’s obligation to act in good faith, there are no additional safeguards in place to prevent the Fund from selecting a subset of assets that do not meet this standard or allocating value in a manner where the proved developed producing assets are below the 70% threshold. Given the Fund’s significant ownership in us, we believe there is a sufficient economic incentive to deter the Fund from structuring its asset dispositions in an attempt to circumvent our contractual rights under the Omnibus Agreement.

We believe the Fund has a vested interest in our ability to increase our reserves and production since it holds an aggregate 29.2% limited partner interest in us including all of our Class C preferred units as of March 2, 2014. Except as provided in the Omnibus Agreement, as described above, the Fund has no obligation to offer additional properties to us. If the Fund fails to present us with, or successfully competes against us for acquisition opportunities, then we may not be able to replace or increase our estimated proved reserves, which would adversely affect our cash flow from operations and our ability to make cash distributions to our unitholders.

Quantum Energy Partners

Quantum Energy Partners is a private equity firm that was founded in 1998 to make investments in the energy sector. Two of the co-founders and certain other employees of Quantum Energy Partners own interests in the general partner of the Fund. Two of the co-founders also own interests in our general partner. The employees of Quantum Energy Partners are experienced energy professionals with expertise in finance and operations and broad technical skills in the oil and natural gas business. In connection with the business of Quantum Energy Partners, these employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which Quantum Energy Partners owns interests. Although there is no obligation to do so, to the extent not inconsistent with their fiduciary duties and obligations to the investors and other parties involved with Quantum Energy Partners, Quantum Energy Partners may refer to us or allow us to participate in new acquisitions by its portfolio companies and may cause its portfolio companies to sell oil and natural

11

gas assets to us in transactions that would be beneficial to all parties. Given this potential alignment of interests and the overlapping ownership of the management and general partners of Quantum Energy Partners, the Fund and us, we believe we will benefit from the collective expertise of the employees of Quantum Energy Partners, their extensive network of industry relationships and the access to potential acquisition opportunities that would not otherwise be available to us.

Our Areas of Operation

We operate our business in certain fields in the Permian Basin, Ark-La-Tex, Mid-Continent, Gulf Coast and Michigan areas. We continue to grow our oil and natural gas assets with strategic acquisitions from third parties and from acquisitions from the Fund. The table below summarizes our average net production, average sales prices by product and average production costs for the years ended December 31, 2013, 2012 and 2011 and our reserves as of December 31, 2013, 2012 and 2011 for each of our areas:

2013	Ark-La- Tex	Permain Basin	Gulf Coast	Mid- Continent	Michigan (1)	Total
Production:
Oil (MBbl)	1,127	1,297	1,174	195	30	3,823
Natural Gas (MMcf)	6,067	3,513	223	1,694	—	11,497
NGL (MBbl)	344	293	131	28	—	796
MBoe	2,482	2,176	1,342	505	30	6,535
Boe/d	6,799	5,962	3,677	1,384	82	17,904

Average sales price per unit:
Oil (per Bbl)	$100.68	$92.69	$104.29	$95.19	$90.13	$98.68
Natural gas (per Mcf)	$3.49	$3.59	$3.70	$3.75	$—	$3.49
Natural gas liquids (per Bbl)	$37.40	$29.37	$52.69	$37.10	$—	$36.96

Lease operating expense (per Boe)	$17.07	$21.38	$31.87	$18.44	$43.83	$21.72

Reserves:
MBoe	49,272.5	33,714.3	20,865.1	4,916.1	313.5	109,081.5
Liquids	69%	80%	98%	40%	100%	77%
Proved Developed	89%	71%	95%	100%	100%	85%
Proved Operated	100%	77%	96%	73%	100%	91%
Total Proved	45%	31%	19%	5%	—%	100%

2013 Actual Capital Expenditures	$27,304	$48,380	$21,654	$1,027	$172	$98,537
2014 Expected Capital Budget (2)	$36,600	$40,000	$23,300	$1,700	$—	$101,600

2012	Ark-La- Tex	Permian Basin	Gulf Coast	Mid- Continent	Michigan (1)	Total
Production:
Oil (MBbl)	459	1,341	1,055	227	24	3,106
Natural Gas (MMcf)	7,247	4,305	211	1,712	—	13,475
NGL (MBbl)	259	333	124	27	—	743
MBoe	1,925	2,393	1,214	539	24	6,095
Boe/d	5,260	6,539	3,316	1,473	65	16,653

Average sales price per unit:
Oil (per Bbl)	$93.93	$88.01	$107.11	$91.13	$77.67	$95.52
Natural gas (per Mcf)	$2.73	$3.01	$3.09	$2.19	$—	$2.76
Natural gas liquids (per Bbl)	$45.93	$38.90	$67.27	$42.11	$—	$46.21

Lease operating expense (per Boe)	$12.67	$18.23	$29.93	$16.94	$31.04	$18.74

Reserves:
MBoe	48,450.0	34,778.0	10,318.3	5,196.0	367.9	99,110.2
Liquids	54%	82%	96%	49%	85%	68%
Proved Developed	74%	67%	100%	90%	100%	75%
Proved Operated	99%	74%	94%	72%	100%	88%
Total Proved	49%	35%	10%	5%	1%	100%

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2011	Ark-La- Tex	Permian Basin	Gulf Coast	Mid- Continent	Michigan (1)	Total
Production:
Oil (MBbl)	185	1,120	951	238	—	2,594
Natural Gas (MMcf)	7,886	5,188	309	1,723	—	15,106
NGL (MBbl)	158	370	126	26	—	680
MBoe	1,657	2,455	1,129	551	—	5,792
Boe/d	4,540	6,726	3,093	1,509	—	15,868

Average sales price per unit:
Oil (per Bbl)	$93.48	$90.74	$108.20	$91.78	$—	$97.43
Natural gas (per Mcf)	$4.02	$4.58	$4.39	$5.15	$—	$4.35
Natural gas liquids (per Bbl)	$54.19	$50.81	$74.99	$49.04	$—	$56.02

Lease operating expense (per Boe)	$9.79	$16.20	$35.03	$16.61	$—	$18.07

Reserves:
MBoe	29,078.2	37,390.9	8,130.1	6,721.0	—	81,320.2
Liquids	26%	81%	89%	48%	—%	59%
Proved Developed	62%	66%	97%	99%	—%	70%
Proved Operated	99%	73%	87%	78%	—%	84%
Total Proved	36%	46%	10%	8%	—%	100%

(1)	Acquired through the 2012 Prize Acquisition.
(2)	The 2014 Expected Capital Budget is our current expectation and is subject to change as conditions warrant.

Ark-La-Tex

The Ark-La-Tex area includes properties located in east Texas, northern Louisiana and southern Arkansas. These properties produce from formations such as the Cotton Valley Sand, Haynesville Sand, Woodbine Sand and Smackover Carbonate at depths ranging from 1,000 to 11,000 feet. During 2013, we acquired an additional interest in the East Texas Oil Field. In 2013, we invested $27.3 million in capital in this area, primarily on recompletions, returning wells to production, artificial lift enhancements and facility upgrades in the Dorcheat Macedonia, East Texas Oil Field, Gladewater, Neches and Shongaloo fields. In 2013, we drilled 2 net (2 gross) wells in the Ark-La-Tex area, both in the East Texas Oil Field.

The East Texas Oil Field is a significant field which constituted approximately 17% of our estimated proved reserves as of December 31, 2013. The Partnership’s production from the East Texas Oil Field is presented for the years ended December 31, 2013, 2012, and 2011.

	2013 (1)	2012 (2)	2011
Production:
Oil (MBbl)	602.3	32.6	—
Gas (MMcf)	—	25.2	—
NGL (MBbl)	20.6	—	—
MBoe	622.9	36.8	—
Boe/d	2,403.5	1,174.7	—

(1)	The 2012 volumes and calculations represent the first 28 days of production from the December 4, 2012 acquisition date of the 2012 East Texas Acquisition.
(2)	The 2013 volumes and calculations represent a full year of the 2012 East Texas Acquisition, five months of the 2013 East Texas Acquisition, and the partial effect of various small acquisitions completed in the fourth quarter of 2013.

During 2014, we expect our Ark-La-Tex capital budget to be approximately $36.6 million, which is expected to be spent on development drilling programs in the Dorcheat Macedonia, East Texas Oil Field and Overton fields, and on continued well reactivations, recompletions, artificial lift enhancements, workovers and facility upgrades, primarily in the East Texas Oil Field, Gladewater, and Neches fields.

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Permian Basin

The Permian Basin area includes properties located in west Texas and southeast New Mexico and produces from a variety of reservoirs such as the San Andres, Grayburg and Clearfork formations at depths ranging from 4,000 to 11,000 feet. Many of these properties are under secondary recovery waterflood operations. During 2013, we invested $48.4 million in capital in the Permian Basin, primarily on development drilling in the Blineberry-Drinkard, Garden City South, Turner Gregory, and Wasson fields. In 2013, we drilled or participated in the drilling of 18 net (66 gross) wells in the Permian Basin. Other Permian Basin capital was spent on recompletions, artificial lift enhancements and facility upgrades, primarily in our Fuhrman Mascho, East Corrigan, G P M, North Cowden and Turner Gregory fields.

During 2014, we expect to invest approximately $40 million in capital in the Permian Basin, primarily on further development drilling, recompletions, workovers, and facility upgrades.

Gulf Coast

The Gulf Coast area includes properties located in southern Alabama, southeast Texas and Florida. These properties produce from formations such as the Yegua Sand and Smackover Carbonate at depths ranging from 8,000 to 15,000 feet. During 2013, we invested $21.7 million in this area, primarily on well work and facility upgrades at the Jay Field.

The Jay Field is a significant field which constituted approximately 18% of our estimated proved reserves as of December 31, 2013. The Partnership’s production from the Jay Field is presented for the years ended December 31, 2013, 2012, and 2011.

	2013	2012	2011
Production:
Oil (MBbl)	1,144.1	1,026.8	918.2
Gas (MMcf)	—	0.4	1.1
NGL (MBbl)	110.4	109.8	112.7
MBoe	1,254.5	1,136.7	1,031.1
Boe/d	3,437.0	3,105.6	2,824.9

During 2014, we expect our Gulf Coast capital budget to be approximately $23.3 million, primarily for well work, workovers, and plant and facility upgrades at the Jay field.

Mid-Continent

The Mid-Continent area includes properties located in Oklahoma, southwestern Kansas and the Texas panhandle. These properties produce from formations such as the Cottage Grove Sand, Atoka, Redfork and Lansing at depths ranging from 3,000 to 15,000 feet. During 2013, we invested $1.0 million in capital in this area, primarily on well work and facility upgrades in our Adams Ranch and Apache fields, and in the drilling of less than 1 net (2 gross) wells in the Mills Ranch field.

During 2014, we expect our Mid-Continent capital budget to be approximately $1.7 million, primarily for drilling, well work, artificial lift enhancements, workovers and facility upgrades.

Michigan

We acquired the Rich Field in Michigan as part of the Prize Acquisition in 2012. During 2014, we plan to continue evaluating further development options in this area.

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Our Oil and Natural Gas Data

Our Reserves

Internal Controls. Our proved reserves, which are estimated at the well or unit level, are compiled for reporting purposes by Quantum Resources Management’s corporate reservoir engineering staff, all of whom are independent of Quantum Resources Management operating teams. Quantum Resources Management maintains internal evaluations of our reserves in a secure reserve engineering database. The corporate reservoir engineering staff interacts with Quantum Resources Management’s internal petroleum engineers and geoscience professionals in each of our operating areas and with operating, accounting and marketing employees to obtain the necessary data for the reserves estimation process. Reserves are reviewed and approved internally by our senior management on a semi-annual basis. Our reserve estimates are prepared annually by our independent third-party reserve engineers, Netherland, Sewell & Associates, Inc., for the year ended December 31, 2013 and Miller and Lents, Ltd., for the years ended December 31, 2012 and 2011.

Our internal professional staff works closely with our independent third-party reserve engineers to ensure the integrity, accuracy and timeliness of data that is furnished to them for their reserve estimation process. All of the reserve information maintained in our secure reserve engineering database is provided to the external engineers. In addition, we provide our independent third-party reserve engineers other pertinent data, such as seismic information, geologic maps, well logs, production tests, material balance calculations, well performance data, operating procedures and relevant economic criteria. We make all requested information, as well as our pertinent personnel, available to the external engineers as part of their evaluation of our reserves.

Qualifications of Responsible Technical Persons

Internal Quantum Resources Management Person. Our Vice President of Strategic Planning is the technical person primarily responsible for overseeing the preparation of our reserves estimates and is also responsible for liaison with and oversight of our third-party reserve engineer. He has more than 20 years of industry experience working in a wide variety of technical and supervisory positions. His background includes the preparation and/or review of reserves at Quantum Resources Management, Exxon, Chevron, Unocal, Huber Energy and Credo Petroleum. He has a B.S. in Chemical Engineering from Texas A&M University, an MBA from the UCLA Anderson School of Management, and is a registered professional engineer in California.

Netherland, Sewell & Associates, Inc. The reserves estimates shown herein as of December 31, 2013 have been independently evaluated by Netherland, Sewell & Associates, Inc. (“NSAI”), a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein are Mr. Connor Riseden and Mr. Mike Norton. Mr. Riseden has been practicing consulting petroleum engineering at NSAI since 2006. Mr. Riseden is a Licensed Professional Engineer in the State of Texas (No. 100566) and has over 12 years of practical experience in petroleum engineering, with over 12 years experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 2001 with a Bachelor of Science Degree in Petroleum Engineering and from Tulane University in 2005 with a Master of Business Administration Degree. Mr. Norton has been practicing consulting petroleum geology at NSAI since 1989. Mr. Norton is a Licensed Professional Geoscientist in the State of Texas, Geology (No. 441) and has over 34 years of practical experience in petroleum geosciences, with over 24 years of experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1978 with a Bachelor of Science Degree in Geology. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Miller & Lents. Miller & Lents, Ltd is an independent oil and natural gas consulting firm. The preparation of the Miller & Lents, Ltd. reserve report as of December 2012 and 2011 was overseen by the firm’s Vice President who is an experienced reservoir engineer having been a practicing petroleum engineer since June of 1981. He has

15

more than 20 years of experience in reserves evaluation. He holds a Bachelors of Science Degree in Chemical Engineering and is a registered professional engineer in Texas.

No director, officer, or key employee of Netherland, Sewell & Associates, Inc. or Miller & Lents, Ltd. has any financial ownership in us, Quantum Resources Management, the Fund or any of their respective affiliates. Compensation for the required investigations and preparation of third party reserve reports are not contingent upon the results obtained and reported, and the third party reserve engineers have not performed other work for Quantum Resources Management, the Fund or us that would affect its objectivity.

Estimated Proved Reserves. The following table presents the estimated net proved oil and natural gas reserves attributable to our properties and the standardized measure amounts associated with the estimated proved reserves attributable to our properties as of December 31, 2013 based on reserve reports prepared by Netherland, Sewell & Associates, Inc. The standardized measure amounts shown in the table are not intended to represent the current market value of our estimated oil and natural gas reserves.

	Oil & Cond. (MBbls)	NGLs (MBbls)	Natural Gas (MMcf)	Total MBoe	Standardized Measure ($ thousands)
Ark-La-Tex
Developed	27,845.4	4,003.1	71,435.3	43,754.4	$817,689
Undeveloped	1,584.6	718.3	19,291.4	5,518.1	40,950

Total	29,430.0	4,721.4	90,726.7	49,272.5	$858,639

Permian Basin
Developed	14,622.0	2,907.5	38,253.2	23,905.0	$443,326
Undeveloped	9,005.0	429.5	2,248.7	9,809.3	168,280

Total	23,627.0	3,337.0	40,501.9	33,714.3	$611,606

Gulf Coast
Developed	17,089.9	2,272.5	2,668.6	19,807.2	$474,560
Undeveloped	934.2	123.7	—	1,057.9	23,414

Total	18,024.1	2,396.2	2,668.6	20,865.1	$497,974

Mid-Continent
Developed	1,620.7	321.4	17,844.0	4,916.1	$67,960
Undeveloped	—	—	—	—	—

Total	1,620.7	321.4	17,844.0	4,916.1	$67,960

Michigan
Developed	313.5	—	—	313.5	$7,204
Undeveloped	—	—	—	—	—

Total	313.5	—	—	313.5	$7,204

Total
Developed	61,491.5	9,504.5	130,201.1	92,696.2	$1,810,739
Undeveloped	11,523.8	1,271.5	21,540.1	16,385.3	232,645

Total	73,015.3	10,776.0	151,741.2	109,081.5	$2,043,384

The data in the table above represents estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. For a discussion of risks associated with internal and external reserve estimates, see Part I, Item 1A. Risk Factors – Risks Related to Our Business. Our estimated proved reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The standardized measure amounts shown above should not be construed

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as the current market value of our estimated oil and natural gas reserves. The 10% discount factor used to calculate standardized measure, which is required by SEC and FASB guidance, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

Production, Revenue and Price History

For a description of our historical production, revenues and average sales prices and unit costs, see Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations.

Development of Proved Undeveloped Reserves

Recovery of proved undeveloped (“PUD”) reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we can and will make these expenditures and conduct these operations successfully, but future events, including commodity price changes, may cause these assumptions to change. In addition, estimates of PUD reserves and proved developed non-producing reserves are inherently subject to greater uncertainties than estimates of proved developed producing reserves. For further discussion of our reserves, see Part II, Item 8. Financial Statements and Supplementary Data – Supplemental Oil and Natural Gas Information.

We currently have 245 proved undeveloped locations, including 69 injection wells for secondary and tertiary recovery operations.

We assess our PUD reserves on a semiannual basis. At December 31, 2013, we had 16,385 MBoe, or 15% of total proved reserves, of consolidated PUD reserves – a net decrease of 8,164 MBoe from our prior year-end PUD reserves. In 2013, we spent approximately $32 million to convert 740 MBoe of our prior year-end PUD reserves to proved developed reserves. As a result of revised technical and economic assessments done in 2013, our prior year-end PUD reserves were reduced by approximately 9,039 MBoe, while approximately 1,615 MBoe of new PUD reserves were added in 2013 through our drilling programs, optimization efforts and acquisitions.

In our December 31, 2013 reserve report, the amounts estimated to be spent over the next five years to develop our consolidated PUD reserves are $215 million or an average of $43 million per year. The amounts estimated to be spent to develop our PUD reserves are a result of our capital focus to develop our core projects. The amounts and timing of these expenditures will depend on a number of factors, including actual drilling results, service costs and commodity prices.

All of the 16,385 MBoe of PUD reserves at December 31, 2013, and since their initial recording, are inside of our current five-year development plan.

Productive Wells

Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we own an interest, and net wells are the sum of our fractional working interests owned in gross wells. The following table sets forth information relating to the productive wells in which we owned a working interest as of December 31, 2013.

	Oil		Natural Gas
	Gross	Net	Gross	Net
Operated	2,747	2,620	712	511
Non-operated	1,908	58	301	82

Total	4,655	2,678	1,013	593

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Developed Acreage

The typical oil and natural gas lease agreement covering our properties provides for the payment of royalties to the mineral owner for all oil and natural gas produced from any well drilled on the lease premises. The lessor royalties and other leasehold burdens on our properties range from less than 1% to 66%, resulting in a net revenue interest to us ranging from 34% to 100%, or 47.5% on average. As of December 31, 2013, all of our leases are held by production except 2,640 gross and net acres, subject to continuous drilling programs.

The following table sets forth information as of December 31, 2013 relating to our leasehold acreage. Acreage related to royalty, overriding royalty and other similar interests is excluded from this summary.

	Developed Acreage
	Gross	Net
Ark-La-Tex	104,661	64,429
Permian Basin	96,391	44,836
Gulf Coast	16,990	14,903
Mid-Continent	111,435	52,565
Michigan	2,840	2,840

Total	332,317	179,573

Title to Properties

Prior to completing an acquisition of producing oil and natural gas properties, we perform title reviews on significant leases, and depending on the materiality of properties, we may obtain a title opinion or review previously obtained title opinions. As a result, title examinations have been obtained on a significant portion of our properties. After an acquisition, we review the assignments from the seller for scrivener’s and other errors and execute and record corrective assignments as necessary.

As is customary in the oil and natural gas industry, we initially conduct only a cursory review of the titles to our properties on which we do not have proved reserves. Prior to the commencement of drilling operations on those properties, we conduct a thorough title examination and perform curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our own expense. We generally will not commence drilling operations on a property until we have cured any material title defects on such property.

We believe that we have satisfactory title to all of our material assets. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, we believe that none of these liens, restrictions, easements, burdens or encumbrances will materially detract from the value of these properties or from our interest in these properties or materially interfere with our use of these properties in the operation of our business. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects as described in this Form 10-K.

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Drilling Activities

Our drilling activities consist entirely of development wells. The following table sets forth information with respect to development wells drilled and completed by us during the periods indicated. The information should not be considered indicative of future performance, nor should a correlation be assumed between the number of productive wells drilled, quantities of reserves found or economic value. As of December 31, 2013, we had drilling activities in progress at one field, and had 3 wells drilled but not yet completed. During 2013, we drilled one well that was a dry hole due to mechanical failure.

	Year Ended December 31,
	2013		2012		2011
	Gross	Net	Gross	Net	Gross	Net
Productive	69	19	93	47	88	11
Dry	1	1	—	—	—	—

Total	70	20	93	47	88	11

Operations

General

We operated approximately 93% of our assets as determined by value, based on standardized measure as of December 31, 2013. We design and manage the development, recompletion or workovers for all of the wells we operate including the supervision of operation and maintenance activities. We do not own the drilling rigs or other oil field services equipment used for drilling or maintaining wells on the properties we operate. Independent contractors provide all the equipment and personnel associated with these activities. Pursuant to our general partner’s Services Agreement, Quantum Resources Management provides certain administrative services to us. Quantum Resources Management employs production and reservoir engineers, geologists and other specialists, as well as field personnel that may perform work on our behalf. See Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence – Services Agreement. We charge the non-operating partners a contractual administrative overhead charge for operating the wells. Some of our non-operated wells are managed by third-party operators who are typically independent oil and natural gas companies.

Administrative Services Fee

Beginning on January 1, 2013, QRM was entitled to a quarterly reimbursement of general and administrative charges based on the allocation of charges between the Fund and us based on the estimated use of such services by each party. The fee includes direct expenses plus an allocation of compensation costs based on employee time expended and other indirect expenses based on multiple operating metrics. If the Fund or its affiliates raise a second fund, the quarterly administrative services costs will be further divided to include an allocation to the second fund as well. QRM has discretion to determine in good faith the proper allocation of the charges pursuant to the Services Agreement.

Prior to January 1, 2013, QRM was entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee, through December 31, 2012.

These fees are included in general and administrative expenses in our consolidated statements of operations.

For a detailed description of the administrative services fee paid to QRM pursuant to the Services Agreement, see Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence – Services Agreement.

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Marketing, Major Customers and Delivery Commitments

The following table indicates our significant customers which accounted for 10% or more of our total revenues for the periods indicated:

	December 31, 2013	December 31, 2012	December 31, 2011
Customer A	27%	33%	29%
Customer B	21%	13%	(1)
Customer C	17%	(1)	(1)
Customer D	(1)	12%	11%
Customer E	(1)	(1)	12%

(1)	These customers accounted for less than 10% of total revenues for the periods indicated.

Customer A, Customer B, and Customer C purchase oil production pursuant to existing marketing agreements with terms that are currently on “evergreen” status and renew on a month-to-month basis until either party gives 30-day advance written notice of non-renewal.

If we were to lose any one of our customers, the loss could temporarily delay production and sale of our oil and natural gas in the related producing region. If we were to lose any single customer, we believe we could identify a substitute customer to purchase the impacted production volumes. However, if one or more of our larger customers ceased purchasing oil or natural gas altogether, the loss could have a detrimental effect on our production volumes in general and on our ability to find substitute customers to purchase our production volumes.

We have no commitments to deliver a fixed and determinable quantity of our oil or natural gas production in the near future under our existing contracts.

Derivatives Activities

We enter into commodity derivative contracts with unaffiliated third parties to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in oil and natural gas prices. Our current commodity derivative contracts include fixed price swaps, basis swaps, and collars on future oil production at WTI and LLS prices, fixed price swaps and basis swaps on future natural gas production with NYMEX prices, natural gas puts, collars on future natural gas production with Henry Hub prices and floors on future natural gas production with Henry Hub prices.

Periodically, we enter into interest rate swaps to mitigate exposure to market rate fluctuations by converting variable interest rates (such as those in our credit facility) to fixed interest rates. It is our policy to enter into derivative contracts, including interest rate swaps, only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market makers. We will continue to evaluate the benefit of employing derivatives in the future. See Part II, Item 7A. Quantitative and Qualitative Disclosures About Market Risk for additional information.

Competition

We operate in a highly competitive environment for acquiring properties, leasing acreage, contracting for drilling equipment and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. As a result, our competitors may be able to pay more for productive oil and natural gas properties and exploratory prospects, as well as evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional properties and to find and develop reserves will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry.

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Seasonal Nature of Business

The demand for natural gas generally, but not always, decreases during the summer months and increases during the winter months, resulting in seasonal fluctuations in the price we receive for our natural gas production. Seasonal anomalies such as mild winters or cooler summers sometimes lessen this fluctuation. Seasonal weather changes may also affect our operations. Tropical storms and hurricanes in the Gulf Coast area may cause us to temporarily shut-in production. Periodic storms in the winter may also impede our operations.

Environmental and Occupational Safety and Health Matters

General

Our oil and natural gas production operations are subject to stringent and complex federal, regional, state and local laws and regulations governing occupational safety and health, the discharge of materials into the environment and environmental protection. Numerous governmental entities, including the U.S. Environmental Protection Agency, or EPA, and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. These laws and regulations may, among other things (i) require the acquisition of permits to conduct drilling and other regulated activities; (ii) restrict the types, quantities and concentration of various substances that can be released into the environment or injected into formations in connection with oil and natural gas drilling and production activities; (iii) limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; (iv) require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells; (v) impose specific safety and health criteria addressing worker protection; and (vi) impose substantial liabilities for pollution resulting from drilling and production operations. Any failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil and criminal penalties, the imposition of corrective or remedial obligations and the issuance of orders enjoining performance of some or all of our operations.

These laws and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly well construction, drilling, water management or completion activities, or waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our financial position and results of operations. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property or natural resources or for personal injuries. While we believe that we are in substantial compliance with existing environmental laws and regulations and that continued compliance with existing requirements will not materially affect us, there is no assurance that we will be able to remain in compliance in the future with such existing or any new laws and regulations or that such future compliance will not have a material adverse effect on our business and operating results.

The following is a summary of the more significant existing environmental and occupational health and safety laws and regulations to which our business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous Substances and Wastes

The Resource Conservation and Recovery Act, as amended, or RCRA, and comparable state statutes and their implementing regulations, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous solid wastes. Under the auspices of the EPA, most states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Federal and state regulatory agencies can seek to impose administrative, civil and criminal penalties for alleged non-compliance with RCRA and analogous state requirements. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of oil or natural gas, if properly handled, are exempt from

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regulation as hazardous waste under Subtitle C of RCRA. These wastes, instead, are regulated under RCRA’s less stringent nonhazardous solid waste provisions, state laws or other federal laws. However, it is possible that certain oil and natural gas exploration, development and production wastes now classified as nonhazardous solid wastes could be classified as hazardous wastes in the future. A loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our costs to manage and dispose of generated wastes, which could have a material adverse effect on our results of operations and financial position. In addition, in the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents and waste oils that may be regulated as hazardous wastes.

The Comprehensive Environmental Response, Compensation and Liability Act, as amended, or CERCLA, also known as the Superfund law, and comparable state laws impose liability, without regard to fault or legality of conduct, on classes of persons considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current and past owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several or strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, neighboring landowners and other third-parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.

We currently own, lease, or operate numerous properties that have been used for oil and natural gas exploration, production and processing for many years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or petroleum hydrocarbons may have been released on, under or from the properties owned or leased by us, or on, under or from other locations, including off-site locations, where such substances have been taken for recycling or disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or petroleum hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to undertake response or corrective measures, which could include removal of previously disposed substance wastes or petroleum hydrocarbons, cleanup of contaminated property or performance of remedial plugging or pit closure operations to prevent future contamination.

Water Discharges and Subsurface Injections

The Federal Water Pollution Control Act, as amended, also known as the Clean Water Act, and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including oil and hazardous substances, into state waters and waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. Spill prevention, control and countermeasure, or SPCC, plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The Clean Water Act also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by permit.

The Oil Pollution Act of 1990, as amended, or OPA, amends the Clean Water Act and sets minimum standards for prevention, containment and cleanup of oil spills. The OPA applies to vessels, offshore facilities, and onshore facilities, including exploration and production facilities that may affect waters of the United States. Under OPA, responsible parties including owners and operators of onshore facilities may be held strictly liable for oil cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills. The OPA also requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst-case discharge of oil into waters of the United States.

Our oil and natural gas exploration and production operations generate produced water, drilling muds, and other waste streams, some of which may be disposed via injection in underground wells situated in non-producing

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subsurface formations. The disposal of oil and natural gas wastes into underground injection wells are subject to the Safe Drinking Water Act, as amended, or SDWA, and analogous state laws. The Underground Injection Well Program under the SDWA requires that we obtain permits from the EPA or analogous state agencies for our disposal wells, establishes minimum standards for injection well operations, restricts the types and quantities that may be injected, and prohibits the migration of fluid containing any contaminants into underground sources of drinking water. Any leakage from the subsurface portions of the injection wells may cause degradation of freshwater, potentially resulting in cancellation of operations of a well, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation of the affected resource, and imposition of liability by third parties for alternative water supplies, property damages and personal injuries. While we believe that we have obtained the necessary permits from the applicable regulatory agencies for our underground injection wells and that we are in substantial compliance with applicable permit conditions and federal and state rules, any changes in the laws or regulations or the inability to obtain permits for new injection wells in the future may affect our ability to dispose of produced waters and ultimately increase the cost of our operations, which costs could be significant. Furthermore, in response to recent seismic events near underground injection wells used for the disposal of oil and gas-related wastewaters, federal and some state agencies have begun investigating whether such wells have caused increased seismic activity, and some states have shut down or imposed moratoria on the use of such injection wells. If new regulatory initiatives are implemented that restrict or prohibit the use of underground injection wells in areas where we rely upon the use of such wells in our operations, our costs to operate may significantly increase and our ability to continue production may be delayed or limited, which could have a material adverse effect on our results of operations and financial position.

Hydraulic Fracturing

Hydraulic fracturing is an important and common industry practice that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand, and chemicals under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate production. We routinely use hydraulic fracturing techniques in many of our drilling and completion programs. Hydraulic fracturing typically is regulated by state oil and natural gas commissions, but the EPA has asserted federal regulatory authority pursuant to the federal SDWA over certain hydraulic fracturing activities involving the use of diesel fuels and issued revised permitting guidance in February 2014 addressing the performance of such activities using diesel fuels. In November 2011, the EPA announced its intent to develop and issue regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing and in the Semi-annual Regulatory Agenda published on July 3, 2013, the agency continues to project the issuance of an Advance Notice of Proposed Rulemaking that would seek public input on the design and scope of such disclosure regulations. In addition, Congress from time to time has considered the adoption of legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. Some states where we operate, including Louisiana, New Mexico, Oklahoma and Texas have adopted, and other states are considering adopting legal requirements that could impose more stringent permitting, public disclosure or well construction requirements on hydraulic fracturing activities. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular. We believe that we follow applicable standard industry practices and legal requirements for groundwater protection in our hydraulic fracturing activities. Nevertheless, if new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

In addition, certain governmental reviews have been conducted or are underway that focus on environmental aspects of hydraulic fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with a draft final report drawing conclusions about the potential impacts of hydraulic fracturing on drinking water resources expected to be available for public comment and peer review in 2014. Moreover, the EPA has announced that it will develop effluent limitations for the treatment and discharge of wastewater resulting from hydraulic fracturing activities in 2014. Also, in May 2013, the federal Bureau of Land Management, or BLM, published a supplemental notice of proposed rulemaking governing hydraulic fracturing on federal and Indian oil and gas leases that would require public disclosure of chemicals used in hydraulic fracturing, confirmation that wells used in fracturing operations meet

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appropriate construction standards, and development of appropriate plans for managing flowback water that returns to the surface. These studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the federal SDWA or other regulatory mechanisms.

To our knowledge, there have been no citations, suits, or contamination of potable drinking water arising from our hydraulic fracturing operations. We do not have insurance policies in effect that are intended to provide coverage for losses solely related to hydraulic fracturing operations.

Air Emissions

The federal Clean Air Act, or CAA, as amended, and comparable state laws, regulate emissions of various air pollutants through air emissions standards, construction and operating permitting programs and the imposition of other compliance requirements. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay the development of oil and natural gas projects. Over the next several years, we may be required to incur certain capital expenditures for air pollution control equipment or other air emissions related issues. For example, in 2012, the EPA published final rules under the CAA that subject oil and natural gas production, processing, transmission and storage operations to regulation under the New Source Performance Standards, or NSPS, and National Emission Standards for Hazardous Air Pollutants, or NESHAP, programs. With regard to production activities, these final rules require, among other things, the reduction of volatile organic compound emissions from three subcategories of fractured and refractured gas wells for which well completion operations are conducted: wildcat (exploratory) and delineation gas wells; low reservoir pressure non-wildcat and non-delineation gas wells; and all “other” fractured and refractured gas wells. All three subcategories of wells must route flow back emissions to a gathering line or be captured and combusted using a combustion device such as a flare. In addition, the “other” wells must use reduced emission completions, also known as “green completions,” with or without combustion devices, after January 1, 2015. These regulations also establish specific new requirements regarding emissions from production-related wet seal and reciprocating compressors and from pneumatic controllers and storage vessels. We currently do not believe that compliance with these requirements has a material adverse effect on our results of operations or financial condition.

Climate Change

Based on findings made by the EPA in December 2009 that emissions of carbon dioxide, or CO2, methane and other greenhouse gases, or GHGs, present an endangerment to public health and the environment, the EPA adopted regulations under existing provisions of the CAA that establish Prevention of Significant Deterioration, or PSD, construction and Title V operating permit reviews for certain large stationary sources that are potential major sources of GHG emissions. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet “best available control technology” standards that will be established by the states or, in some cases, by the EPA on a case-by-case basis. These EPA rulemakings could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources that exceed GHG emission threshold levels. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the United States, including, among others, certain oil and natural gas production facilities on an annual basis, which include the majority of our operations. We are monitoring GHG emissions from our operations in accordance with the GHG emissions reporting rule and believe that our monitoring activities are in substantial compliance with applicable reporting obligations.

While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. If Congress undertakes comprehensive tax reform in the coming year, it is possible that such reform may include a carbon tax, which could impose additional direct costs on operations and reduce demand for refined products. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations that require reporting of

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GHGs or otherwise limit emissions of GHGs from our equipment and operations could require us to incur costs to monitor and report on GHG emissions or reduce emissions of GHGs associated with our operations, and such requirements also could adversely affect demand for the oil and natural gas that we produce.

Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. If any such effects were to occur in areas where we operate, they could have an adverse effect on our assets and operations.

Activities on Federal Lands

Oil and natural gas exploration, development and production activities on federal lands are subject to the National Environmental Policy Act, as amended, or NEPA. NEPA requires federal agencies, including the U.S. Department of the Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. Currently, we have minimal exploration and production activities on federal lands. However, for those current activities as well as for future or proposed exploration and development plans on federal lands, governmental permits or authorizations that are subject to the requirements of NEPA are required. This process has the potential to delay, limit or increase the cost of developing oil and natural gas projects. Authorizations under NEPA are also subject to protest, appeal or litigation, any or all of which may delay or halt projects.

Endangered Species Act Considerations

The Endangered Species Act, as amended, or ESA, and analogous state laws may impact exploration, development and production activities on public or private lands. These laws provide broad protections for species of fish, wildlife and plants that are listed as threatened or endangered in the United States, and prohibits taking of endangered species. Federal agencies are required to ensure that any action authorized, funded or carried out by them is not likely to jeopardize the continued existence of listed species or modify their critical habitat. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. While some of our facilities may be located in areas that are designated as habitat for endangered or threatened species, we believe that we are in substantial compliance with the ESA. If endangered species are located in areas of the underlying properties where we wish to conduct seismic surveys, development activities or abandonment operations, such work could be prohibited or delayed or expensive mitigation may be required. Moreover, as a result of a settlement approved by the U.S. District Court for the District of Columbia in September 2011, the U.S. Fish and Wildlife Service is required to make a determination on listing of numerous species as endangered or threatened under the ESA by no later than completion of the agency’s 2017 fiscal year. The designation of previously unprotected species as threatened or endangered in areas where underlying property operations are conducted could cause us to incur increased costs arising from species protection measures or could result in limitations on our exploration and production activities that could have an adverse impact on our ability to develop and produce reserves.

OSHA

We are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Other Regulation of the Oil and Natural Gas Industry

The oil and natural gas industry is extensively regulated by federal, state and local authorities. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Additionally, numerous departments and agencies, both federal and state, are

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authorized by statute to issue rules and regulations that are binding on the oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. These burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the oil and natural gas industry with similar types, quantities and locations of production.

Legislation continues to be introduced in Congress, and the development of regulations continues in the Department of Homeland Security and other agencies concerning the security of industrial facilities, including oil and natural gas facilities. Our operations may be subject to such laws and regulations. Presently, we do not believe that compliance with these laws will have a material adverse impact on us.

Drilling and Production

Our operations are subject to various types of regulation at federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. Most states, and some counties and municipalities, in which we operate also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

State laws regulate the size and shape of drilling and spacing units or proration units governing the pooling of oil and natural gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration, while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of oil and natural gas we can produce from our wells or limit the number of wells or the locations at which we can drill. Moreover, most states and many local authorities generally impose taxes related to the production and sale of oil, natural gas and NGLs within its jurisdiction.

Natural Gas Regulation

The availability, terms and cost of transportation significantly affect sales of natural gas. The interstate transportation and sale for resale of natural gas is subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by the Federal Energy Regulatory Commission. Federal and state regulations govern the price and terms for access to natural gas pipeline transportation. The Federal Energy Regulatory Commission’s regulations for interstate natural gas transmission in some circumstances may also affect the intrastate transportation of natural gas.

Although natural gas prices are currently unregulated, Congress historically has been active in the area of natural gas regulation. We cannot predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of our properties. Sales of condensate and NGLs are not currently regulated and are made at market prices.

State Regulation

The various states regulate the drilling for, and the production, gathering and sale of, oil and natural gas, including imposing severance taxes and requirements for obtaining drilling permits. For example, Texas currently imposes a 4.6% severance tax on oil production and a 7.5% severance tax on natural gas production. States also

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regulate the method of developing new fields, the spacing and operation of wells and the prevention of waste of natural gas resources. States may regulate rates of production and may establish maximum daily production allowables from natural gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulation, but there can be no assurance that they will not do so in the future. The effect of these regulations may be to limit the amount of natural gas that may be produced from our wells and to limit the number of wells or locations we can drill.

The petroleum industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to resource conservation and equal employment opportunity. We do not believe that compliance with these laws has a material adverse effect on us.

Employees

The officers of our general partner manage our operations and activities. However, neither we, our subsidiaries, nor our general partner have employees. Our general partner has entered into a Services Agreement with Quantum Resources Management pursuant to which Quantum Resources Management performs services for us, including the operation of our properties. See Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence for further details.

As of December 31, 2013, Quantum Resources Management had 355 employees, including 16 engineers, 7 geologists and 22 land professionals. None of these employees are represented by labor unions or covered by any collective bargaining agreement. We believe that Quantum Resources Management’s relations with its employees are satisfactory. We will also contract for the services of independent consultants involved in land, engineering, regulatory, accounting, finance and other disciplines as needed.

Offices

Our principal executive office is located at 1401 McKinney Street, Suite 2400, Houston, Texas 77010. Our main telephone number is (713) 452-2200.

Available Information

Our annual reports on Form 10–K, quarterly reports on Form 10–Q, current reports on Form 8–K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are made available free of charge on our website at www.qrenergylp.com as soon as reasonably practicable after these reports have been electronically filed with, or furnished to, the SEC. These documents are also available on the SEC’s website at www.sec.gov or you may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington DC 20549. Our website also includes our Code of Business Conduct, our Corporate Governance Guidelines, our Financial Code of Ethics and the charters of our audit committee, conflicts committee and compensation committee. No information from either the SEC’s website or our website is incorporated herein by reference.

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ITEM 1A. RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we may not be able to pay distributions on our common units, the trading price of our common units could decline and our unitholders could lose all or part of their investment. Other risks are also described in Part I, Item 1. Business and Part I, Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Risks Related to Our Business

We may not have sufficient cash to pay distributions on our common units, following the establishment of cash reserves and payment of fees and expenses.

We may not have sufficient available cash each quarter to pay distributions to our common units.

Under the terms of our partnership agreement, the amount of cash available for distribution will be reduced by our operating expenses and the amount of any cash reserves established by our general partner to provide for future operations, future capital expenditures, including acquisitions of additional oil and natural gas properties, future debt service requirements and future cash distributions to our unitholders. We intend to reserve a portion of our cash generated from operations to develop our oil and natural gas properties and to acquire additional oil and natural gas properties to maintain and grow our oil and natural gas reserves.

The amount of cash we actually generate will depend upon numerous factors related to our business that may be beyond our control, including, among other things, the risks described in this section.

In addition, the actual amount of cash that we will have available for distribution to our unitholders will depend on other factors, including:

•	the amount of oil, NGLs and natural gas we produce;

•	the prices at which we sell our oil, NGLs and natural gas production;

•	the effectiveness of our commodity price hedging strategy;

•	the cost to produce our oil and natural gas assets;

•	the level of our capital expenditures, including scheduled and unexpected maintenance expenditures;

•	the cost of acquisitions;

•	our ability to borrow funds under our credit facility;

•	prevailing economic conditions;

•	sources of cash used to fund acquisitions;

•	distributions on our preferred units, debt service requirements and restrictions on distributions contained in our credit facility, indenture or future debt agreements;

•	interest payments;

•	fluctuations in our working capital needs;

•	general and administrative expenses; and

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•	the amount of cash reserves, which we expect to be substantial, established by our general partner for the proper conduct of our business.

As a result of these factors, the amount of cash we distribute to our unitholders may fluctuate significantly from quarter to quarter and may be less than the distribution that we have announced. For a description of additional restrictions and factors that may affect our ability to make cash distributions to our unitholders, see Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Oil and natural gas prices are very volatile. A decline in oil or natural gas prices will cause a decline in our cash flow from operations, which could cause us to reduce our distributions or cease paying distributions altogether.

The oil and natural gas markets are very volatile, and we cannot predict future oil and natural gas prices. For example, market prices for natural gas in the United States have declined substantially from 2008 price levels, and the rapid development of shale plays throughout North America has contributed significantly to this trend. Lower prices also may reduce the amount of oil or natural gas that we can produce economically. Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	domestic and foreign supply of and demand for oil and natural gas;

•	weather conditions and the occurrence of natural disasters;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil and natural gas producing countries globally, including terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil price and production controls;

•	the effect of increasing liquefied natural gas, or LNG, deliveries to and exports from the United States;

•	the impact of the U.S. dollar exchange rates on oil and natural gas prices;

•	technological advances affecting energy supply and energy consumption, including improved drilling techniques for unconventional resource areas;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the proximity, capacity, cost and availability of oil and natural gas pipelines and other transportation facilities;

•	the availability of refining capacity; and

•	the price and availability of alternative fuels.

In the past, oil and natural gas prices have been extremely volatile, and we expect this volatility to continue. For example, during 2013, the NYMEX–WTI oil price ranged from a high of $110.53 per Bbl to a low of $86.68 per Bbl, while the NYMEX–Henry Hub natural gas price ranged from a high of $4.52 per MMBtu to a low of $3.08 per MMBtu. For the five years ended December 31, 2013, the NYMEX–WTI oil price ranged from a high of $113.39 per Bbl to a low of $34.03 per Bbl, while the NYMEX–Henry Hub natural gas price ranged from a high of $7.51 per MMBtu to a low of $1.82 per MMBtu. Future decreases in the oil or natural gas market price could have a negative impact on revenues, profitability, and cash flow. Declines in future oil and natural gas market prices could also have a negative impact on our reserves values. See Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates for further discussion.

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Our revenue, profitability and cash flow depend upon the prices of and demand for oil and natural gas, and a drop in prices can significantly affect our financial results and impede our growth. In particular, declines in commodity prices will:

•	limit our ability to enter into commodity derivative contracts at attractive prices;

•	negatively impact the value and quantities of our reserves, because declines in oil and natural gas prices would reduce the amount of oil and natural gas that we can economically produce;

•	reduce the amount of cash flow available for capital expenditures;

•	limit our ability to borrow money or raise additional capital; and

•	impair our ability to pay distributions to our unitholders.

If we raise our distribution levels in response to increased cash flow during periods of relatively high commodity prices, we may not be able to sustain those distribution levels during subsequent periods of lower commodity prices.

Our estimated oil and natural gas reserves will naturally decline over time, and it is unlikely that we will be able to sustain distributions at the level of our minimum quarterly distribution without making accretive acquisitions or substantial capital expenditures that maintain our asset base.

Our future oil and natural gas reserves, production volumes, cash flow and ability to make distributions to our unitholders depend on our success in developing and exploiting our current reserves efficiently and finding or acquiring additional recoverable reserves economically. Based on our December 31, 2013 reserve report, the average decline rate for our existing proved developed producing reserves is approximately 10% for 2014, approximately 8% compounded average decline for the subsequent five years and approximately 7% thereafter. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations and reduce cash available for distribution to our unitholders.

We will need to make substantial capital expenditures to maintain our asset base, which will reduce our cash available for distribution. Because the timing and amount of these capital expenditures may fluctuate each quarter, we will reserve substantial amounts of cash each quarter to finance these expenditures over time. We estimate that an average annual capital expenditure of $72.0 million will enable us to maintain the current level of production from our assets through December 31, 2018. We may use the reserved cash to reduce indebtedness until we make the capital expenditures. Over a longer period of time, if we do not set aside sufficient cash reserves or make sufficient expenditures to maintain our asset base, we may be unable to pay distributions at the minimum quarterly distribution rate from cash generated from operations and would therefore have to reduce our distributions. If our reserves decrease and we do not reduce our distribution, then a portion of the distribution may be considered a return of part of a unitholder’s investment in us as opposed to a return on his investment. If we do not make sufficient growth capital expenditures, we will be unable to sustain our business operations and would therefore have to reduce our distributions to our unitholders.

Our acquisition and development operations will require substantial capital expenditures. We expect to fund these capital expenditures using cash generated from our operations, additional borrowings or the issuance of additional partnership interests, or some combination thereof, which could adversely affect our ability to pay distributions at the then-current distribution rate or at all.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial growth capital expenditures in our business for the development, production and acquisition of oil and natural gas reserves. These expenditures will reduce the amount of cash available for distribution to our unitholders. We intend to finance our future growth capital expenditures with cash flows from operations, borrowings under our new credit facility and the issuance of debt and equity securities.

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Our cash flows from operations and access to capital are subject to a number of variables, including:

•	our estimated proved oil and natural gas reserves;

•	the amount of oil, NGLs and natural gas we produce from existing wells;

•	the prices at which we sell our production;

•	the costs of developing and producing our oil, NGLs and natural gas;

•	our ability to acquire, locate and produce new reserves;

•	the ability and willingness of banks to lend to us; and

•	our ability to access the equity and debt capital markets.

The use of cash generated from operations to fund growth capital expenditures will reduce cash available for distribution to our unitholders. If the borrowing base under our credit facility or our revenues decrease as a result of lower oil or natural gas prices, operating difficulties, declines in estimated reserves or production or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed to fund our growth capital expenditures, our ability to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.

Our failure to obtain the funds for necessary future growth capital expenditures could have a material adverse effect on our business, results of operations, financial condition and ability to pay distributions to our unitholders. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional partnership interests may result in significant unitholder dilution, thereby increasing the aggregate amount of cash required to maintain the then-current distribution rate, which could adversely affect our ability to pay distributions to our unitholders at the then-current distribution rate or at all.

An increase in the differential between the NYMEX or other benchmark prices of oil and natural gas and the wellhead price we receive for our production could significantly reduce our cash available for distribution and adversely affect our financial condition.

The prices that we receive for our oil and natural gas production sometimes reflect a discount to the relevant benchmark prices, such as NYMEX, that are used for calculating derivative positions. The difference between the benchmark price and the price we receive is called a differential. Increases in the differential between the benchmark prices for oil and natural gas and the wellhead price we receive could significantly reduce our cash available for distribution to our unitholders and adversely affect our financial condition. In 2013, we entered into basis differential derivative contracts to reduce the impact of these differentials with respect to our production. The prices at which we enter into basis differential derivative contracts in the future will be dependent upon price differentials at the time we enter into these transactions, which may be substantially higher or lower than the current differentials. Accordingly, our differential hedging strategy may not protect us from significant increases in price differentials.

Future price declines of oil and natural gas may result in a write-down of the carrying values of our oil and natural gas  properties, which could adversely affect our results of operations.

We may be required under full cost accounting rules to write down the carrying value of our oil and natural gas properties if oil and natural gas prices decline or if we have substantial downward adjustments to our estimated proved reserves, capital expenditures that do not generate equivalent or greater value in estimated proved reserves, increases in our estimated future operating, development or abandonment costs or deterioration in our exploitation results.

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We utilize the full cost method of accounting for oil and natural gas exploration and development activities. Under this method, all costs associated with property exploration and development (including costs of surrendered and abandoned leaseholds, delayed lease rentals, dry holes and direct overhead related to exploration and development activities) and the fair value of estimated future costs of site restoration, dismantlement and abandonment activities are capitalized. Under full cost accounting, we are required by SEC regulations to perform a ceiling test each quarter. The ceiling test is an impairment test and generally establishes a maximum, or “ceiling,” of the book value of our oil and natural gas properties that is equal to the expected present value (discounted at 10%) of the future net cash flows from estimated proved reserves, including the effect of derivative instruments, if applicable, calculated using the applicable price calculation for the period tested, as adjusted for “basis” or location differentials, or net wellhead prices held constant over the life of the reserves. Under current rules the ceiling limitation calculation uses the SEC methodology to calculate the present value of future net cash flows from estimated proved reserves. If the net book value of our oil and natural gas properties exceeds our ceiling limitation, SEC regulations require us to impair or “write down” the book value of our oil and natural gas properties.

A ceiling test write-down would not impact cash flow from operating activities, but it would reduce partners’ equity on our balance sheet. The risk of a required ceiling test write-down of the book value of oil and natural gas properties increases when oil and natural gas prices are low. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period incurred.

Our hedging strategy may be ineffective in mitigating the impact of commodity price volatility from our cash flows, which could result in financial losses or could reduce our income.

To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, we use commodity derivative contracts for a significant portion of our oil and natural gas production that could result in both realized and unrealized hedging losses. The extent of our commodity price exposure is related largely to the effectiveness and scope of our commodity derivative contracts. For example, some of the commodity derivative contracts we utilize are based on quoted market prices, which may differ significantly from the actual prices we realize in our operations for oil and natural gas. Our credit facility also limits the amount of commodity derivative contracts we can enter into and, as a result, we will continue to have direct commodity price exposure on the unhedged portion of our production volumes. In accordance with our hedging strategy, for 2014, and over a three-to-five year period at a given point in time, approximately 15% to 35% of our estimated total oil and natural gas production will not be covered by commodity derivative contracts. In addition, none of our estimated total NGL production is covered by commodity derivative contracts. See Part II, Item 7A. Quantitative and Qualitative Disclosures About Market Risk for further details.

We have adopted a hedging strategy to reduce the impact to our cash flows from commodity price volatility. In 2013, we entered into basis differential derivative contracts to reduce the impact of differentials we experience in respect of our production. We intend to enter into commodity derivative contracts at times and on terms desired to maintain a portfolio of commodity derivative contracts covering approximately 65% to 85% of our current and anticipated production over a three-to-five year period. As opposed to entering into commodity derivative contracts at predetermined times or on prescribed terms, we intend to enter into commodity derivative contracts in connection with material increases in our estimated reserves and at times when we believe market conditions or other circumstances suggest that it is prudent to do so. Additionally, we may take advantage of opportunities to modify our commodity and differential derivative portfolio to change the percentage of our hedged production volumes when circumstances suggest that it is prudent to do so. However, our price hedging strategy and future hedging transactions will be determined at the discretion of our general partner, which is not under an obligation to enter into commodity and differential derivative contracts covering a specific portion of our production. The prices at which we enter into commodity and differential derivative contracts covering our production in the future will be dependent upon oil and natural gas prices at the time we enter into these transactions, which may be substantially higher or lower than current oil and natural gas prices. Accordingly, our price hedging strategy may not protect us from significant declines in oil and natural gas prices received for our future production. Conversely, our hedging strategy may limit our ability to realize cash flows from commodity price increases. It is also possible that a substantially larger percentage of our future production will not be hedged as compared with the next few years, which would result in our oil and natural gas revenues becoming more sensitive to commodity price changes.

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In addition, our actual future production may be significantly higher or lower than we estimate at the time we enter into commodity and differential derivative contracts for such period. If the actual production is higher than estimated, we will have greater commodity price exposure than we intended. If the actual production is lower than the notional amount of our commodity derivative contracts, we might be forced to satisfy all or a portion of our commodity and differential derivative contracts without the benefit of the cash flow from our sale of the underlying physical commodity, substantially diminishing our liquidity. There may be a change in the expected differential between the underlying commodity price in the commodity derivative contract and the actual price received, which may result in payments to our derivative counterparty that are not offset by our receipt of higher prices from our production in the field.

As a result of these factors, our commodity derivative activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows, which could adversely affect our ability to pay distributions to our unitholders.

Our hedging transactions expose us to counterparty credit risk.

Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a derivative contract. Disruptions in the financial markets could lead to sudden changes in a counterparty’s liquidity, which could impair their ability to perform under the terms of the derivative contract. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform under contracts with us. Even if we do accurately predict sudden changes, our ability to mitigate that risk may be limited depending upon market conditions.

Our estimated proved reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our estimated reserves.

It is not possible to measure underground accumulations of oil or natural gas in an exact way. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, future production levels and operating and development costs. In estimating our level of oil and natural gas reserves, we and our independent reserve engineers make certain assumptions that may prove to be incorrect, including assumptions relating to:

•	the level of oil and natural gas prices;

•	future production levels;

•	capital expenditures;

•	operating and development costs;

•	the effects of regulation;

•	the accuracy and reliability of the underlying engineering and geologic data; and

•	the availability of funds.

If these assumptions prove to be incorrect, our estimates of proved reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and our estimates of the future net cash flows from our estimated proved reserves could change significantly. For example, a hypothetical 10% decrease in the unweighted arithmetic average first day of-the-month prices for the prior 12 month average of oil prices used in our December 31, 2013 reserve report would cause the standardized measure of our estimated proved reserves as of that date to decrease by $301 million, from $2.04 billion to $1.74 billion, and a hypothetical 10% decrease in the 12 month average of natural gas prices would cause the standardized measure of our estimated proved reserves to decrease by $24 million, from $2.04 billion to $2.02 billion.

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Our standardized measure is calculated using unhedged oil, natural gas and NGL prices and is determined in accordance with the rules and regulations of the SEC and FASB guidance. Over time, we may make material changes to reserve estimates to take into account changes in our assumptions and the results of actual development and production.

The reserve estimates we make for fields that do not have a lengthy production history are less reliable than estimates for fields with lengthy production histories. A lack of production history may contribute to inaccuracy in our estimates of proved reserves, future production rates and the timing of development expenditures.

The standardized measure of our estimated proved reserves is not necessarily the same as the current market value of our estimated proved oil and natural gas reserves.

We base the estimated discounted future net cash flows from our estimated proved reserves on prices and costs in effect as of the date of the estimate. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	the actual prices we receive for oil, natural gas and NGLs;

•	our actual operating costs in producing oil, natural gas and NGLs;

•	the amount and timing of actual production;

•	the amount and timing of our capital expenditures;

•	the supply of and demand for oil, natural gas and NGLs; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from estimated proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows in compliance with SEC and FASB guidance may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Secondary and tertiary recovery techniques may not be successful, which could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

Approximately 39% of our 2013 production was derived from and 41% of our estimated proved reserves as of December 31, 2013 rely upon secondary and tertiary recovery techniques, which include waterfloods and injecting gases into producing formations to enhance hydrocarbon recovery. If production response to these techniques is less than forecasted for a particular project, then the project may be uneconomic or generate less cash flow and reserves than we had estimated prior to investing the capital to employ these techniques. Risks associated with secondary and tertiary recovery techniques include the following:

•	lower-than-expected production;

•	longer response times;

•	higher-than-expected operating and capital costs;

•	shortages of equipment; and

•	lack of technical expertise.

If any of these risks occur, it could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

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Developing and producing oil and natural gas are costly and high-risk activities with many uncertainties that could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

The cost of developing, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a well. Our efforts will be uneconomical if we drill dry holes or wells that are productive but do not produce as much oil and natural gas as we had estimated. Furthermore, our development and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of rigs, equipment, labor or other services or in obtaining water for hydraulic fracturing activities;

•	composition of sour gas, including sulfur and mercaptan content;

•	unexpected operational events and conditions;

•	reductions in oil and natural gas prices;

•	increases in severance taxes;

•	adverse weather conditions and natural disasters;

•	facility or equipment malfunctions and equipment failures or accidents, including acceleration of the deterioration of our facilities and equipment due to the highly corrosive nature of sour gas;

•	title problems;

•	pipe or cement failures and casing collapses;

•	compliance with environmental and other governmental requirements;

•	environmental hazards, such as natural gas leaks, oil spills, pipeline and tank ruptures, encountering naturally occurring radioactive materials, and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases or other pollutants into the surface and subsurface environment;

•	lost or damaged oilfield development and service tools;

•	unusual or unexpected geological formations and pressure or irregularities in formations;

•	loss of drilling fluid circulation;

•	fires, blowouts, surface craterings and explosions;

•	uncontrollable flows of oil, natural gas, formation water or well fluids;

•	loss of leases due to incorrect payment of royalties; and

•	other hazards, including those associated with sour gas such as an accidental discharge of hydrogen sulfide gas, that could also result in personal injury and loss of life, pollution and suspension of operations.

If any of these factors were to occur with respect to a particular field, we could lose all or a part of our investment in the field, or we could fail to realize the expected benefits from the field, either of which could materially and adversely affect our revenue and cash available for distribution to our unitholders.

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Additionally, drilling, transportation and processing of hydrocarbons bear an inherent risk of loss of containment. Potential consequences include loss of reserves, loss of production, loss of economic value associated with the affected wellbore, contamination of soil, ground water and surface water, as well as potential fines, penalties or damages associated with any of the foregoing consequences.

Our expectations for future drilling activities are planned to be realized over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of such activities.

We have identified drilling, recompletion and development locations and prospects for future drilling, recompletion and development. These drilling, recompletion and development locations represent a significant part of our future drilling and enhanced recovery opportunity plans. Our ability to drill, recomplete and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, negotiation of agreements with third parties, commodity prices, costs, the generation of additional seismic or geological information, the availability of drilling rigs and drilling results. Because of these uncertainties, we cannot give any assurance as to the timing of these activities or that they will ultimately result in the realization of estimated proved reserves or meet our expectations for success. As such, our actual drilling and enhanced recovery activities may materially differ from our current expectations, which could have a significant adverse effect on our estimated reserves, financial condition and results of operations.

Shortages of rigs, equipment and crews could delay our operations and reduce our cash available for distribution to our unitholders.

Higher oil and natural gas prices generally increase the demand for rigs, equipment and crews and can lead to shortages of, and increasing costs for, development equipment, services and personnel. Shortages of, or increasing costs for, experienced development crews and oilfield equipment and services could restrict our ability to drill the wells and conduct the operations that we currently have planned. Any delay in the development of new wells or a significant increase in development costs could reduce our revenues and reduce our cash available for distribution to our unitholders.

If we do not make acquisitions on economically acceptable terms, our future growth and ability to pay or increase distributions will be limited.

Our ability to grow and to increase distributions to our unitholders depends in part on our ability to make acquisitions that result in an increase in available cash per unit. We may be unable to make such acquisitions because we are:

•	unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with their owners;

•	unable to obtain financing for these acquisitions on economically acceptable terms; or

•	outbid by competitors.

If we are unable to acquire properties containing estimated proved reserves, our total level of estimated proved reserves will decline as a result of our production, and we will be limited in our ability to increase or possibly even to maintain our level of cash distributions to our unitholders.

Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to unitholders.

Even if we do make acquisitions that we believe will increase available cash per unit, these acquisitions may nevertheless result in a decrease in available cash per unit. Any acquisition involves potential risks, including, among other things:

•	the validity of our assumptions about estimated proved reserves, future production, revenues, capital expenditures, operating expenses and costs, including synergies;

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•	an inability to successfully integrate the businesses we acquire;

•	a decrease in our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs including, for example, historical spills or releases for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of management’s attention from other business concerns;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets;

•	facts and circumstances that could give rise to significant cash and certain non-cash charges;

•	unforeseen difficulties encountered in operating in new geographic areas; and

•	customer or key employee losses at the acquired businesses.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations.

Also, our reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition, given time constraints imposed by sellers. Even a detailed review of records and assessment of properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken.

If our acquisitions do not generate the expected increases in available cash per unit, our ability to make distributions to our unitholders could be reduced.

We may experience a financial loss if Quantum Resources Management is unable to sell a significant portion of our oil and natural gas production.

Under our Services Agreement, Quantum Resources Management sells our oil, natural gas and NGL production on our behalf. Quantum Resources Management’s ability to sell our production depends upon the demand for oil, natural gas and NGLs from Quantum Resources Management’s customers.

In recent years, a number of energy marketing and trading companies have discontinued their marketing and trading operations, which has significantly reduced the number of potential purchasers for our production. This reduction in potential customers has reduced overall market liquidity. If any one or more of Quantum Resources Management’s significant customers reduces the volume of oil and natural gas production it purchases and Quantum Resources Management is unable to sell those volumes to other customers, then the volume of our production that Quantum Resources Management sells on our behalf could be reduced, and we could experience a material decline in cash available for distribution.

In addition, a failure by any of these companies, or any purchasers of our production, to perform their payment obligations to us could have a material adverse effect on our results of operation. To the extent that purchasers of our production rely on access to the credit or equity markets to fund their operations, there could be an increased risk that those purchasers could default in their contractual obligations to us. If for any reason we were to determine that it was probable that some or all of the accounts receivable from any one or more of the purchasers of our production were uncollectible, we would recognize a charge in the earnings of that period for the probable loss and could suffer

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a material reduction in our liquidity and ability to make distributions to our unitholders.

We may be unable to compete effectively with larger companies, which may adversely affect our ability to generate sufficient revenue to allow us to pay distributions to our unitholders.

The oil and natural gas industry is intensely competitive with respect to acquiring prospects and productive properties, marketing oil and natural gas and securing equipment and trained personnel. Many of our competitors are large independent oil and natural gas companies that possess and employ financial, technical and personnel resources of substantially greater size than ours. Those companies may be able to develop and acquire more properties than our financial or personnel resources permit. Our ability to acquire additional properties and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many of our larger competitors not only drill for and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for oil and natural gas properties and evaluate, bid for and purchase a greater number of properties than our financial, technical or personnel resources permit. In addition, there is substantial competition for investment capital in the oil and natural gas industry. These larger companies may have a greater ability to continue development activities during periods of low oil and natural gas prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Any inability to compete effectively with larger companies could have a material adverse impact on our business activities, financial condition and results of operations.

We may incur substantial additional debt to enable us to pay our quarterly distributions, which may negatively affect our ability to pay future distributions or execute our business plan.

We may be unable to pay the minimum quarterly distribution or the then-current distribution rate without borrowing under our credit facility. When we borrow to pay distributions to our unitholders, we are distributing more cash than we are generating from our operations on a current basis. This means that we are using a portion of our borrowing capacity under our credit facility to pay distributions to our unitholders rather than to maintain or expand our operations. If we use borrowings under our credit facility to pay distributions to our unitholders for an extended period of time rather than to fund capital expenditures and other activities relating to our operations, we may be unable to maintain or grow our business. Such a curtailment of our business activities, combined with our payment of principal and interest on our future indebtedness to pay these distributions, will reduce our cash available for distribution on our units and will have a material adverse effect on our business, financial condition and results of operations. If we borrow to pay distributions to our unitholders during periods of low commodity prices and commodity prices remain low, we may have to reduce our distribution to our unitholders to avoid excessive leverage.

Our future debt levels may limit our ability to obtain additional financing and pursue other business opportunities.

We had $911.6 million of debt outstanding as of December 31, 2013. We have the ability to incur debt, including under our credit facility, subject to anticipated borrowing base limitations in our credit facility. The level of our future indebtedness could have important consequences to us, including:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	covenants contained in our credit facility and future debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to our unitholders; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

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Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions to our unitholders, reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms or at all, which may have an adverse effect on our ability to make cash distributions.

Our credit facility and the indenture governing our senior notes have substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to pay distributions to our unitholders.

The operating and financial restrictions and covenants in our credit facility, the indenture governing our senior notes and any future financing agreements may restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities or to pay distributions to our unitholders. See Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources. Our future ability to comply with these restrictions and covenants is uncertain and will be affected by the levels of cash flow from our operations and other events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any provision of our credit facility or indenture that is not cured or waived within the appropriate time periods, our indebtedness may become immediately due and payable, our ability to make distributions to our unitholders will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit facility will be secured by substantially all of our assets, and if we are unable to repay our indebtedness under our credit facility, the lenders could seek to foreclose on our assets.

Our credit facility is reserve-based, and thus we are permitted to borrow under the credit facility in an amount up to the borrowing base, which is primarily based on the estimated value of our oil and natural gas properties and our commodity derivative contracts as determined semi-annually by our lenders in their sole discretion. These borrowing base redeterminations are based on an engineering report with respect to our estimated natural gas, NGL and oil reserves, which will take into account the prevailing natural gas, NGL and oil prices at such time, as adjusted for the impact of our commodity derivative contracts. In the future, we may be unable to access sufficient capital under our credit facility as a result of (i) a decrease in our borrowing base due to a subsequent borrowing base redetermination, or (ii) an unwillingness or inability on the part of our lenders to meet their funding obligations.

A future decline in commodity prices could result in a redetermination that lowers our borrowing base and, in such case, we could be required to repay any indebtedness in excess of the borrowing base, or we could be required to pledge other oil and natural gas properties as additional collateral. We do not anticipate having any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under our credit facility. Additionally, we anticipate that if, at the time of any distribution, our borrowings equal or exceed the maximum percentage allowed of the then-specified borrowing base, we will not be able to pay distributions to our unitholders in any such quarter without first making the required repayments of indebtedness under our credit facility.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

There are a variety of operating risks inherent in our wells, gathering systems, pipelines, natural gas processing plants and other facilities, such as leaks, explosions, mechanical problems and natural disasters, all of which could cause substantial financial losses. Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses. The location of our wells, gathering systems, pipelines, natural gas processing plants and other facilities near populated areas, including residential areas, commercial business centers and industrial sites, could significantly increase the level of damages resulting from these risks.

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Insurance against all operational risk is not available to us. We are not fully insured against all risks, including development and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets due to weather and adverse economic conditions have made it more difficult for us to obtain certain types of coverage. As a result, we may not be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes, and we cannot be sure the insurance coverage we do obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders.

Our business depends in part on pipelines, gathering systems and processing facilities owned by others. Any limitation in the availability of those facilities could interfere with our ability to market our oil and natural gas production and could harm our business.

The marketability of our oil and natural gas production depends in part on the availability, proximity and capacity of pipelines, gathering systems and processing facilities. The amount of oil and natural gas that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system or pipeline or processing facility capacity could reduce our ability to market our oil and natural gas production and harm our business.

Because we do not control the development of certain of the properties in which we own interests, but do not operate, we may not be able to achieve any production from these properties in a timely manner.

As of December 31, 2013, 10.1 MMBoe of our estimated proved reserves and 0.4 MMBoe of our estimated proved undeveloped reserves, or 9% of our estimated proved reserves as determined by volume (7% as determined by value based on standardized measure) and 3% of our estimated proved undeveloped reserves as determined by volume and by value based on standardized measure, were attributable to properties for which we were not the operator. As a result, the success and timing of drilling and development activities on such nonoperated properties depend upon a number of factors, including:

•	the nature and timing of drilling and operational activities;

•	the timing and amount of capital expenditures;

•	the operators’ expertise and financial resources;

•	the approval of other participants in such properties; and

•	the selection and application of suitable technology.

If drilling and development activities are not conducted on these properties or are not conducted on a timely basis, we may be unable to increase our production or offset normal production declines, or we will be required to write off the estimated proved reserves attributable thereto, any of which may adversely affect our production, revenues and results of operations and our cash available for distribution. Any such write-offs of our reserves could reduce our ability to borrow money and could adversely impact our ability to pay distributions on the common units.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.

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Our oil and natural gas exploration, production and processing operations are subject to complex and stringent laws and regulations. To conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations.

Our business is subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration for, and production and processing of, oil and natural gas. Failure to comply with such laws and regulations, as interpreted and enforced, could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders. See Part I, Item 1. Business – Environmental and Occupational Safety and Health Matters and Regulation and – Other Regulation of the Oil and Natural Gas Industry for a description of the laws and regulations that affect us.

Climate change legislation and regulatory initiatives restricting emissions of GHGs could result in increased operating costs and reduced demand for the oil and natural gas that we produce.

In December 2009, the EPA published its findings that emissions of GHGs present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the Earth’s atmosphere and other climatic changes. Based on these findings, the EPA adopted regulations under existing provisions of the CAA that establish PSD construction and Title V operating permit reviews for GHG emissions from certain large stationary sources and that may require the installation of “best available control technologies” for new or modified sources that exceed GHG emission threshold levels. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the United States, including, among others, certain oil and natural gas production facilities on an annual basis, which includes certain of our operations.

While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. If Congress undertakes comprehensive tax reform in the coming years, it is possible that such reform may include a carbon tax, which could impose additional direct costs on operations and reduce demand for refined products. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations could require us to incur costs to monitor and report on GHG emissions or reduce emissions of GHGs associated with our operations, and such requirements also could adversely affect demand for the oil and natural gas that we produce. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our financial condition and results of operations. See Part I, Item 1. Business – Environmental and Occupational Safety and Health Matters for more information.

Our operations are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

Our oil and natural gas exploration and production operations are subject to stringent and complex federal, regional, state and local laws and regulations governing the discharge of materials into the environment, occupational health and safety aspects of our operations, or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations including the acquisition of a permit before conducting regulated drilling activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Numerous governmental authorities, such as the EPA, and analogous state agencies have the power to enforce

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compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly compliance or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations and the issuance of orders limiting or prohibiting some or all of our operations.

There is inherent risk of incurring significant environmental costs and liabilities in the performance of our operations as a result of our handling of petroleum hydrocarbons and wastes, because of air emissions and wastewater discharges related to our operations and due to historical industry operations and waste disposal practices. In addition, our operations include disposal operations into injection wells that pose risks of environmental liability, including leakage from the wells to surface or subsurface soils, surface water or groundwater. Under certain environmental laws and regulations, we could be subject to joint and several or strict liability for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination or if the operations were not in compliance with all applicable laws at the time those actions were taken. Private parties, including the owners of properties upon which our wells are drilled and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. In addition, the risk of accidental spills or releases could expose us to significant liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly well drilling, construction, completion or water management activities, or waste control, handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our results of operations, competitive position or financial condition. For example, in response to recent seismic events near underground injection wells used for the disposal of oil and gas-related wastewaters, federal and some state agencies have begun investigating whether such wells have caused increased seismic activity, and some states have shut down or imposed moratoria on the use of such injection wells; if new regulatory initiatives are implemented that restrict or prohibit the use of underground injection wells in areas where we rely upon the use of such wells in our operations, our costs to operate may significantly increase and our ability to continue production may be delayed or limited, which could have a material adverse effect on our results of operations and financial position. We may not be able to recover some or any of these costs from insurance. See Part I, Item 1. Business – Environmental and Occupational Safety and Health Matters for more information.

The third parties on whom we rely for gathering and transportation services are subject to complex federal, state and other laws that could adversely affect the cost, manner or feasibility of conducting our business.

The operations of the third parties on whom we rely for gathering and transportation services are subject to complex and stringent laws and regulations that require obtaining and maintaining numerous permits, approvals and certifications from various federal, state and local government authorities. These third parties may incur substantial costs in order to comply with existing laws and regulations. If existing laws and regulations governing such third party services are revised or reinterpreted, or if new laws and regulations become applicable to their operations, these changes may affect the costs that we pay for such services. Similarly, a failure to comply with such laws and regulations by the third parties on whom we rely could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders. See Part I, Item 1. Business – Environmental and Occupational Safety and Health Matters and – Other Regulation of the Oil and Natural Gas Industry for a description of the laws and regulations that affect the third parties on whom we rely.

The adoption of derivatives legislation could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted on July 21, 2010, established federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. Dodd-Frank Act requires the Commodity Futures Trading Commission (the “CFTC”) and the SEC to promulgate rules and regulations implementing Dodd-Frank Act. Although the CFTC has finalized certain regulations, others remain to be finalized or implemented and it is not possible at this time to predict when this will be accomplished.

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In October 2011, the CFTC issued regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. The initial position limits rule was vacated by the United States District Court for the District of Columbia in September 2012. However, in November 2013, the CFTC proposed new rules that would place limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions. As these new position limit rules are not yet final, the impact of those provisions on us is uncertain at this time.

The CFTC has designated certain interest rate swaps and credit default swaps for mandatory clearing and the associated rules also will require us, in connection with covered derivative activities, to comply with clearing and trade-execution requirements or take steps to qualify for an exemption to such requirements. Although we expect to qualify for the end-user exception from the mandatory clearing requirements for swaps entered to hedge our commercial risks, the application of the mandatory clearing and trade execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that we use for hedging. In addition, for uncleared swaps, the CFTC or federal banking regulators may require end-users to enter into credit support documentation and/or post initial and variation margin. Posting of collateral could impact liquidity and reduce cash available to us for capital expenditures, therefore reducing our ability to execute hedges to reduce risk and protect cash flows. The proposed margin rules are not yet final, and therefore the impact of those provisions on us is uncertain at this time.

Dodd-Frank Act also may require the counterparties to our derivative instruments to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the current counterparty.

The full impact of Dodd-Frank Act and related regulatory requirements on our business will not be known until the regulations are implemented and the market for derivatives contracts has adjusted. Dodd-Frank Act and any new regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts or increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of Dodd-Frank Act and regulations implementing Dodd-Frank Act, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures.

Finally, Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of Dodd-Frank Act and implementing regulations is to lower commodity prices.

Any of these consequences could have a material adverse effect on us, our financial condition and our results of operations.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells and adversely affect our production.

Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand, and chemicals under pressure into the targeted subsurface formations to fracture the surrounding rock and stimulate production. We routinely use hydraulic fracturing techniques in many of our drilling and completion programs. Hydraulic fracturing typically is regulated by state oil and natural gas commissions, but the EPA has asserted federal regulatory authority pursuant to the federal Safe Drinking Water Act over certain hydraulic fracturing activities involving the use of diesel fuels and issued revised permitting guidance in February 2014 addressing the performance of such activities using diesel fuels. In November 2011, the EPA announced its intent to develop and issue regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing and in the Semi-annual Regulatory Agenda published on July 3, 2013, the agency continues to project the issuance of an Advance Notice of Proposed Rulemaking that would seek public input on the design and scope of such disclosure regulations. In addition, Congress from time to time has considered adopting legislation to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. Some states, including Louisiana, New Mexico, Oklahoma and Texas, where we operate, have adopted, and other states are considering adopting legal requirements that could

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impose more stringent permitting, public disclosure or well construction requirements on hydraulic fracturing activities. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular. In the event new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

In addition, certain governmental reviews have been conducted or are underway that focus on environmental aspects of hydraulic fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with a draft final report drawing conclusions about the potential impacts of hydraulic fracturing on drinking water resources expected to be available for public comment and peer review in 2014. Moreover, the EPA has announced that it will develop effluent limitations for the treatment and discharge of wastewater resulting from hydraulic fracturing activities in 2014. Also, in May 2013, the BLM published a supplemental notice of proposed rulemaking governing hydraulic fracturing on federal and Indian oil and gas leases that would require public disclosure of chemicals used in hydraulic fracturing, confirmation that wells used in fracturing operations meet appropriate construction standards, and development of appropriate plans for managing flowback water that returns to the surface. These ongoing or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the federal SDWA or other regulatory mechanisms.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity and incur debt.

As with other yield oriented securities, our unit price is impacted by the level of our cash distributions to our unitholders and implied distribution yield. The distribution yield is often used by investors to compare and rank similar yield oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity or incur debt.

A failure in our operational systems or cyber security attacks on any of our facilities, or those of third parties, may adversely affect our financial results.

Our business is dependent upon our operational systems to process a large amount of data and complex transactions. If any of our financial, operational, or other data processing systems fail or have other significant shortcomings, our financial results could be adversely affected. Our financial results could also be adversely affected if an employee causes our operational systems to fail, either as a result of inadvertent error or by deliberately tampering with or manipulating our operational systems. In addition, dependence upon automated systems may further increase the risk operational system flaws, employee tampering or manipulation of those systems will result in losses that are difficult to detect.

Due to increased technology advances, we have become more reliant on technology to help increase efficiency in our business. We use computer programs to help run our financial and operations sectors, and this may subject our business to increased risks. Any future cyber security attacks that affect our facilities, our customers and any financial data could have a material adverse effect on our business. In addition, cyber attacks on our customer and employee data may result in a financial loss and may negatively impact our reputation. Third-party systems on which we rely could also suffer operational system failure. Any of these occurrences could disrupt our business, result in potential liability or reputational damage or otherwise have an adverse effect on our financial results.

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Risks Inherent in an Investment in Us

The Fund, Quantum Energy Partners and their respective affiliates will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses.

Our partnership agreement provides that the Fund and Quantum Energy Partners and their respective affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, except for the limited obligations of the Fund described below with respect to our omnibus agreement, the Fund and Quantum Energy Partners and their respective affiliates may acquire, develop or dispose of additional oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets. Under the terms of our omnibus agreement, the Fund is only obligated to offer us the first option to acquire 25% of each acquisition that becomes available to the Fund, so long as at least 70% of the allocated value (as determined in good faith by the Fund) is attributable to proved developed producing reserves. The terms of our omnibus agreement require the Fund to give us a preferential opportunity to bid on any oil or natural gas properties that the Fund intends to sell only if such properties are at least 70% proved developed producing reserves (as determined in good faith by the Fund). These provisions of the omnibus agreement will expire December 22, 2015.

The Fund and Quantum Energy Partners are established participants in the oil and natural gas industry, and have resources greater than ours, factors which may make it more difficult for us to compete with the Fund and Quantum Energy Partners with respect to commercial activities as well as for potential acquisitions. As a result, competition from these affiliates could adversely impact our results of operations and cash available for distribution to our unitholders. See Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence for more information.

Neither we nor our general partner have any employees and we rely solely on the employees of Quantum Resources Management to manage our business. Quantum Resources Management will also provide substantially similar services to the Fund, and thus will not be solely focused on our business.

Neither we nor our general partner have any employees and we rely solely on Quantum Resources Management to operate our assets. Our general partner has entered into a Services Agreement with Quantum Resources Management, pursuant to which Quantum Resources Management has agreed to make Quantum Resources Management’s personnel available to our general partner in a manner that will allow us to carry on our business in the same manner in which it was carried on by our Predecessor.

Quantum Resources Management provides substantially similar services to the Fund. Should Quantum Energy Partners form other funds, Quantum Resources Management may enter into similar arrangements with those new funds. Because Quantum Resources Management provides services to us that are substantially similar to those provided to the Fund and, potentially, other funds, Quantum Resources Management may not have sufficient human, technical and other resources to provide those services at a level that Quantum Resources Management would be able to provide to us if it did not provide those similar services to the Fund and those other funds. Additionally, Quantum Resources Management may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to those of the Fund or other funds. There is no requirement that Quantum Resources Management favor us over the Fund or other funds in providing its services. If the employees of Quantum Resources Management and their affiliates do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

The former owners of our general partner are entitled to receive Class B units in the future upon the achievement of certain criteria.

Following the GP Buyout Transaction, the former owners of our general partner are entitled to receive up to an aggregate of 11.6 million Class B units in up to four annual installments during the next six calendar years, beginning with respect to the year ending December 31, 2014. The former owners are entitled to receive an annual installment of such units with respect to any calendar year in which we pay a distribution of $0.4744 per unit with respect to each quarter, achieved a Distribution Coverage Ratio (as defined in our Partnership Agreement) for the year of at least 1.0 and achieve a Total Debt to EBITDAX (as defined in our Partnership Agreement) of no greater

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than 4.0 for each quarter during such year, unless any excess has been approved by the conflicts committee of our general partner. The Class B units have the same rights, preferences and privileges of our common units and are entitled to the same cash distributions per unit as our common units, except in liquidation where distributions are made in accordance with the respective capital accounts of the units and are convertible into an equal number of common units at the election of the holder. These Class B units may be issued as incentives without any corresponding increase in the cash distributions we pay to our unitholders, and any such Class B units issued to the former owners of our general partner will not be subject to forfeiture should we fail to meet the issuance criteria in future periods.

Many of the directors and officers who have responsibility for our management have significant duties with, and will spend significant time serving, entities that compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

To maintain and increase our levels of production, we will need to acquire oil and natural gas properties. Several of the officers and directors of our general partner, who are responsible for managing our operations and acquisition activities, hold similar positions with other entities that are in the business of identifying and acquiring oil and natural gas properties. For example, Mr. Smith is the Chief Executive Officer and a director of our general partner and Chief Executive Officer and a director of Quantum Resources Management and Mr. Campbell is the President and Chief Operating Officer and a director of our general partner and President, Chief Operating Officer and a director of Quantum Resources Management. Mr. Smith and Mr. Campbell manage the Fund, and the Fund is also in the business of acquiring oil and natural gas properties. In addition Mr. Neugebauer and Mr. VanLoh, who are directors of our general partner are also managing partners of Quantum Energy Partners. Mr. Burgher, the Chief Financial Officer of our general partner, serves on the board of a Quantum Energy Partners portfolio company. Quantum Energy Partners is in the business of investing in oil and natural gas companies with independent management, and those companies also seek to acquire oil and natural gas properties. Mr. Neugebauer and Mr. VanLoh are also directors of several oil and natural gas producing entities that are in the business of acquiring oil and natural gas properties. Mr. Wolf, the Chairman of the board of directors of our general partner, is also the chief executive officer and a director of the general partner of the Fund and is on the board of directors of other companies who also seek to acquire oil and natural gas properties. Several officers of our general partner continue to devote significant time to the other businesses, including businesses to which Quantum Resources Management provides management and administrative services. The existing positions held by these directors and officers may give rise to fiduciary duties that are in conflict with fiduciary duties they owe to us. We cannot assure our unitholders that these conflicts will be resolved in our favor. As officers and directors of our general partner these individuals may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present them to us. For a complete discussion of our management’s business affiliations and the potential conflicts of interest of which our unitholders should be aware, see Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence.

Our right of first offer to purchase certain of the Fund’s producing properties and right to participate in acquisition opportunities with the Fund are subject to risks and uncertainty, and thus may not enhance our ability to grow our business.

Under the terms of our omnibus agreement, the Fund has committed to offer us the first opportunity to purchase properties that it may offer for sale, so long as the properties consist of at least 70% proved developed producing reserves. Additionally, the Fund has committed to offer us the first option to acquire at least 25% of each acquisition available to it, so long as at least 70% of the allocated value is attributable to proved developed producing reserves. The consummation and timing of any future transactions pursuant to either such right with respect to any particular acquisition opportunity will depend upon, among other things, our ability to negotiate definitive agreements with respect to such opportunities and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future transactions pursuant to these rights. Additionally, the Fund is under no obligation to accept any offer made by us to purchase properties that it may offer for sale. Furthermore, for a variety of reasons, we may decide not to exercise these rights when they become available, and our decision

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will not be subject to unitholder approval. The contractual obligations under the omnibus agreement automatically terminate on December 22, 2015. See Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence.

We reimburse Quantum Resources Management for all allocable expenses it incurs on our behalf in its performance under the Services Agreement, which amounts may be substantial.

Beginning on January 1, 2013, Quantum Resources Management was entitled to a quarterly administrative services fee based on the allocation of charges between the Fund and us based on the estimated use of such services by each party. The fee includes direct expenses plus an allocation of compensation costs based on employee time expended and other indirect expenses based on multiple operating metrics. If the Fund or its affiliates raise a second fund, the quarterly administrative services costs will be further divided to include an allocation to the second fund as well. These fees will be included in general and administrative expenses in our consolidated statement of operations. Quantum Resources Management will have discretion to determine in good faith the proper allocation of the charges pursuant to the Services Agreement.

Units held by persons who our general partner determines are not eligible holders will be subject to redemption.

To comply with U.S. laws with respect to the ownership of interests in oil and natural gas leases on federal lands, we have adopted certain requirements regarding those investors who may own our common units. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. As of the date hereof, Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body, including a municipality; or

•	an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

Onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. Unitholders who are not persons or entities who meet the requirements to be an Eligible Holder, will run the risk of having their common units redeemed by us at the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Our general partner will be required to deduct estimated maintenance capital expenditures from our operating surplus, which may result in less cash available for distribution to unitholders from operating surplus than if actual maintenance capital expenditures were deducted.

Maintenance capital expenditures are those capital expenditures required to maintain our long-term asset base, including expenditures to replace our oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil or natural gas property. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus in determining cash available for distribution from operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus will be subject to review and change by our conflicts committee at least once a year. Our partnership agreement does not cap the amount of maintenance capital expenditures that our general partner may estimate. In years when our estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders from operating surplus will be lower than if actual maintenance capital expenditures had been deducted from operating surplus. On the other hand, if our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we will have more cash available for distribution from operating surplus in the short term but will

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have less cash available for distribution from operating surplus in future periods when we have to increase our estimated maintenance capital expenditures to account for the previous underestimation. In addition, the ability of our general partner to receive a management incentive fee is based on the amount of cash distributed to our unitholders from operating surplus, which in turn is partially dependent upon its determination of our estimated maintenance capital expenditures. If estimated maintenance capital expenditures are lower than actual maintenance capital expenditures, then our general partner may be entitled to the management incentive fee at times when cash distributions to our unitholders would not have come from operating surplus if operating surplus was reduced by actual maintenance capital expenditures.

Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation involving us or to any amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner’s board of directors or the conflicts committee of our general partner’s board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a unitholder will become bound by the provisions in the partnership agreement, including the provisions discussed above.

We may not make cash distributions during periods when we record net income.

The amount of cash we have available for distribution to our unitholders depends primarily on our cash flow, including cash from reserves established by our general partner, working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions to our unitholders during periods when we record net losses and may not make cash distributions to our unitholders during periods when we record net income.

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We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute unitholders’ ownership interests.

Our partnership agreement does not limit the number of additional common units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. For example, in October 2011, we completed an acquisition of oil and natural gas properties from the Fund and issued preferred units as a portion of the transaction consideration that rank prior to our common units as to distributions upon liquidation. These preferred units are convertible into common units upon the achievement of certain common unit trading price criteria prior to the second anniversary of their issuance, and are convertible without having to satisfy any such criteria following the second anniversary of their issuance. See Part II, Item 8. Financial Statements and Supplementary Data – Note 2 –Summary of Significant Accounting Policies for information on the terms of our preferred units. On February 22, 2013, our general partner elected to convert the full 80% of the fourth quarter 2012 management incentive fee to which it was formally entitled and, on March 4, 2013, received 6,133,558 Class B units, which are convertible into common units at their owners’ election. Additionally, following the GP Buyout Transaction, the former owners of our general partner are entitled to receive up to 11.6 million Class B units in up to four installments over a six calendar year period upon achievement of certain criteria. See Part I, Item 1A. “Business - Recent Developments – GP Buyout Transaction.” As of March 2, 2014, the Fund and the general partner collectively owned a 36.4% limited partner interest in us.

The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

Certain of our investors may sell units in the public market, which could reduce the market price of our outstanding common units.

We have agreed to file a registration statement on Form S-3 to cover sales by the Fund of all common units it currently owns and common units issuable upon conversion of our outstanding Class C preferred units. If the Fund or any transferee were to dispose of a substantial portion of these common units in the public market, whether in a single transaction or series of transactions, it could adversely affect the market price for our common units. In addition, these sales, or the possibility that these sales may occur, could make it more difficult for us to sell our common units in the future.

Our partnership agreement restricts the limited voting rights of unitholders, other than our general partner and its affiliates, owning 20% or more of our common units, which may limit the ability of significant unitholders to influence the manner or direction of management.

Our partnership agreement restricts unitholders’ limited voting rights by providing that any common units held by a person, entity or group that owns 20% or more of any class of common units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such common units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting unitholders’ ability to influence the manner or direction of management.

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Our general partner has a call right that may require common unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our outstanding common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is the greater of (i) the highest cash price paid by either of our general partner or any of its affiliates for any common units purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those common units; and (ii) the average daily closing prices of our common units over the 20 days preceding the date three days before the date the notice is mailed. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Our unitholders also may incur a tax liability upon a sale of their common units. As of March 2, 2014, the Fund owned a 29.2% limited partner interest in us including preferred and common units. All of our subordinated units converted to common units on December 22, 2012, and our preferred units may be converted into common units upon the achievement of certain common unit trading price criteria prior to the second anniversary of their issuance, and are convertible without having to satisfy any such criteria following the second anniversary of their issuance. See Part II, Item 8. Financial Statements and Supplementary Data – Note 2 – Summary of Significant Accounting Policies for information on the terms of our preferred units.

If we distribute cash from capital surplus, which is analogous to a return of capital, the target distribution relating to our general partner’s management incentive fee will be proportionately decreased.

Our cash distributions will be characterized as coming from either operating surplus or capital surplus. Operating surplus is defined in our partnership agreement, and generally means amounts we receive from operating sources, such as sale of our oil and natural gas production, less operating expenditures, such as production costs and taxes and any payments in respect of the management incentive fee, and less estimated average capital expenditures, which are generally amounts we estimate we will need to spend in the future to maintain our production levels over the long term. Capital surplus is defined in the glossary and generally would result from cash received from nonoperating sources such as sales of properties and issuances of debt and equity interests. Cash representing capital surplus, therefore, is analogous to a return of capital. Distributions of capital surplus are made to our unitholders and our general partner in proportion to their percentage interests in us, or 99.9% to our unitholders and 0.1% to our general partner, and will result in a decrease in the Target Distribution used in calculating the management incentive fee paid to our general partner, which may have the effect of increasing the likelihood that our general partner would earn the management incentive fee in future periods.

Our unitholders’ liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. A unitholder could be liable for our obligations as if it was a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	a unitholder’s right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Our unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make distributions to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

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Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to us are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to us that are known to such purchaser of common units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Tax Risks to Unitholders

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service (“IRS”) were to treat us as a corporation for federal income tax purposes or if we were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the units depends largely on our being treated as a partnership for federal income tax purposes.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes unless it satisfies a “qualifying income” requirement. Based on our current operations, we believe we satisfy the qualifying income requirement. However, we have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us. Failing to meet the qualifying income requirement or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to unitholders would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our units.

At the state level, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. For example, we are required to pay Texas franchise tax each year at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of any similar taxes by any other state may substantially reduce the cash available for distribution to our unitholders and, therefore, negatively impact the value of an investment in our units. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to additional amounts of entity-level taxation for state or local income tax purposes, the minimum quarterly distribution amount and the Target Distribution may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that would affect publicly traded partnerships. One such legislative proposal would eliminate the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units. Any modification to the federal income tax laws may be applied retroactively and could

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make it more difficult or impossible to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes.

Certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and production may be eliminated as a result of future legislation.

Legislation has been proposed in a prior session of Congress that would, if enacted into law, make significant changes to United States tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

If the IRS contests any of the federal income tax positions we take, the market for our units may be adversely affected, and the costs of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Because our unitholders are treated as partners to whom we allocate taxable income, which could be different in amount than the cash we distribute, our unitholders may be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income even if they receive no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our units could be more or less than expected.

If our unitholders sell their units, they will recognize a gain or loss equal to the difference between the amount realized and their tax basis in those units. Because distributions in excess of their allocable share of our total net taxable income decrease their tax basis in their units, the amount, if any, of such prior excess distributions with respect to the units they sell will, in effect, become taxable income to them if they sell such units at a price greater than their tax basis in those units, even if the price they receive is less than their original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation, depletion and IDC recapture. In addition, because the amount realized may include a unitholder’s share of our nonrecourse liabilities, if they sell their units, they may incur a tax liability in excess of the amount of cash they receive from the sale.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our units that may result in adverse tax consequences to them.

Investment in our units by tax-exempt entities, such as employee benefit plans and individual retirement accounts, or IRAs, and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be subject

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to withholding taxes imposed at the highest effective tax rate applicable to such non-U.S. persons and each non-U.S. person will be required to file federal tax returns and pay tax on their share of our taxable income. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units.

We will treat each purchaser of units as having the same tax benefits without regard to the units actually purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

Because we cannot match transferors and transferees of units and because of other reasons, we will adopt depreciation, depletion, and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of units and could have a negative impact on the value of our units or result in audit adjustments to a unitholder’s tax returns.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, however, the U.S. Treasury Department issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders.

A unitholder whose units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of units) may be considered to have disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and could recognize gain or loss from the disposition.

Because there are no specific rules governing the federal income tax consequences of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered to have disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the securities loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same unit will be counted only once. While we would continue our existence as a Delaware limited partnership, our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1) for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A technical

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termination would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a technical termination occurred. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the Partnership will be required to provide only a single Schedule K-1 to unitholders for the tax years in which the termination occurs.

As a result of investing in our units, our unitholders may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire property.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future even if such unitholders do not live in those jurisdictions. Our unitholders likely will be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We initially will own property and conduct business in a number of states, most of which currently impose a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. We may own property or conduct business in other states or foreign countries in the future. It is a unitholder’s responsibility to file all U.S. federal, state and local tax returns.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Information regarding our properties is contained in Part I, Item 1. Business – Our Areas of Operation and – Our Oil and Natural Gas Data and Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations contained herein.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of business, we are involved in various legal proceedings. To the extent we are able to assess the likelihood of a negative outcome for these proceedings, our assessments of such likelihood range from remote to probable. If we determine that a negative outcome is probable and the amount of loss is reasonably estimable, we accrue the estimated amount. We currently have no legal proceedings with a probable adverse outcome. Therefore, we do not believe that the outcome of these legal proceedings, individually or in the aggregate, will have a materially adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

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PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED UNITHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common units are listed and traded on the NYSE under the symbol “QRE.” As of the close of business on March 2, 2014, based upon information received from our transfer agent and brokers and nominees, we had 156 common unitholders of record. This number does not include owners for whom common units may be held in “street name.” The table below represents the daily high and low sales prices per common unit for the quarters indicated.

	Common Unit Price Range
	High	Low
2013
October 1 - December 31	$18.24	$16.10
July 1 - September 30	$17.95	$14.76
April 1 - June 30	$18.46	$15.77
January 1 - March 31	$18.69	$16.25
2012
October 1 - December 31	$20.99	$15.56
July 1 - September 30	$19.78	$16.05
April 1 - June 30	$22.38	$15.25
January 1 - March 31	$23.88	$20.24

We have also issued 16,666,667 preferred units and 6,133,558 Class B units for which there is no established public trading market. The preferred units are held by the Fund and, subsequent to the GP Buyout Transaction, the Class B units are held by the former owners of our general partner.

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Unitholder Return Performance Presentation

The performance graph below compared the total unitholder return on the Partnership’s units, with the total return on the Standard & Poor’s 500 Index (the “S&P 500”) and the Alerian MLP Index, a weighted composite of 50 prominent energy master limited partnerships. Total return includes the changes in market price, adjusted for reinvested dividends or distributions, for the period shown on the performance graph and assumes that $100 was invested in the Partnership, S&P 500, and the Alerian MLP Index on December 31, 2010. The results shown in the graph below are not necessarily indicative of future performance.

	December 31,
	2013	2012	2011	2010
QR Energy, LP	113	98	107	100
Alerian MLP Index	151	119	114	100
S&P 500 Index	156	118	102	100

Notwithstanding anything to the contrary set forth in any of the Partnership’s previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this Annual Report on Form 10-K or future filings with the SEC, in whole or in part, the preceding performance information shall not be deemed to be “soliciting material” or to be “filed” with the SEC or incorporated by reference into any filing except to the extent this performance presentation is specifically incorporated by reference therein.

Class B Units

On February 22, 2013, our general partner elected to convert 80% of the fourth quarter 2012 management incentive fee to which it was entitled and, on March 4, 2013, received 6,133,558 Class B units which were issued and outstanding upon conversion. Our general partner received a reduced fourth quarter management incentive fee of $0.7 million and received a distribution of $3.0 million on the Class B units related to the fourth quarter 2012.

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In connection with the GP Buyout Transaction, these Class B units were distributed to the former owners of our general partner. Additionally, 51,036 general partner units were converted into Class B units and distributed to the former owners of our general partner.

Class C Preferred Units

In connection with the acquisition of the October 2011 Transferred Properties, we issued to the Fund 16,666,667 Class C Convertible Preferred Units. The preferred units receive a preferred quarterly distribution of $0.21 per preferred unit equal to a 4.0% annual coupon on the par value of $21.00, for the first three years following the date of issuance. Beginning on January 1, 2015, distributions on Preferred Units will be the greater of $0.475 per unit or the distribution payable on Common Units with respect to such quarter. The Preferred Units are only redeemable for cash in a complete liquidation. The Preferred Units are convertible into common units under specific circumstances at the option of either the holder or the Partnership into common units representing limited partner interests in us on a one-to-one basis, subject to adjustment. The Preferred Units have the same voting rights as common units.

Cash Distribution Policy

Our partnership agreement, as amended, requires that within 45 days after the end of each quarter, or at our general partner’s sole discretion, in three equal installments within 15, 45, and 75 days following the end of each quarter, we distribute all of our available cash to preferred unitholders, in arrears, and common unitholders and Class B unitholders of record on the applicable record date, as determined by QRE GP.

Available cash, for any quarter prior to liquidation, consists of all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by QRE GP to:

(i.)	provide for the proper conduct of our business;

(ii.)	comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation; and

(iii.)	provide funds for distribution to our unitholders and to QRE GP for any one or more of the next four quarters.

•	less, the aggregate Preferred Unit distribution accrued and payable for the quarter;

•	plus, if QRE GP so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter.

Effective December 22, 2012 the subordinated period ended. As a result, each outstanding subordinated unit converted into one common unit. We distribute available cash to the general partner and all unitholders (other than holders of preferred units) pro rata.

Commencing with respect to the fourth quarter of 2013, we distribute available cash to common unitholders on a monthly basis. We intend to continue to make regular cash distributions to unitholders on a monthly or quarterly basis, although there is no assurance as to the future cash distributions since they are dependent upon future earnings, cash flows, capital requirements, financial condition and other factors. Our credit facility prohibits us from making cash distributions if any potential default or event of default, as defined in our credit facility, occurs or would result from the cash distribution.

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Cash Distributions to Unitholders

						Limited Partners
							Affiliated
For the period ended	Distributions to Preferred Unitholders	Distributions per Preferred Unit(1)	General Partner	Class B		Public Common	Common	Subordinated	Total Distributions to Other Unitholders	Distributions per other units
December 31, 2011 (2)	$3,424	$0.21	$16	$		$8,344	$5,368	$3,393	$17,121	$0.4750
March 31, 2012 (2)	3,500	0.21	20			17,892	—	3,394	21,306	0.4750
June 30, 2012 (2)	3,500	0.21	20			18,584	—	3,484	22,088	0.4875
September 30, 2012 (2)	3,500	0.21	20			18,529	—	3,484	22,033	0.4875
December 31, 2012 (2)	3,500	0.21	25			25,275	3,484	—	28,784	0.4875
December 31, 2012 (3)	—	—	—		2,990	—	—	—	2,990	0.4875
March 31, 2013 (2)	3,500	0.21	25		2,990	25,480	3,484	—	31,979	0.4875
June 30, 2013 (2)	3,500	0.21	25		2,990	25,475	3,484	—	31,974	0.4875
September 30, 2013 (2)	3,500	0.21	25		2,881	25,465	3,484	—	31,855	0.4875
December 31, 2013 (2)	3,500	0.21	—		—	—	—	—	—	—
December 31, 2013 (4)	—	—	8		987	8,489	1,161	—	10,645	0.1625
December 31, 2013 (5)	—	—	8		997	8,489	1,161	—	10,655	0.1625
December 31, 2013 (6)			8		997	8,489	1,161	—	10,655	0.1625

(1)	Preferred Units were prorated a quarterly distribution for the portion of the fourth quarter beginning on October 3, 2011 through December 31, 2011 in accordance with the Partnership Agreement.
(2)	Distributions were made within 45 days after the end of each quarter.
(3)	The December 31, 2012 and March 31, 2013 distributions to the Class B units were paid 45 days after the end of the first quarter 2013.
(4)	In December 2013, the Board of Directors approved the first monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in January 2014 to the unitholders of record as of January 13, 2014. This distribution was recorded in the fourth quarter 2013.
(5)	In January 2014, the Board of Directors approved the second monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in February 2014 to the unitholders of record as of February 10, 2014. For more information see Part II, Item 8. Financial Statements and Supplementary Data – Note 22 – Subsequent Events for further details.
(6)	In February 2014, the Board of Directors approved the third monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which will be paid in March 2014 to the unitholders of record as of March 10, 2014. For more information see Note 22 – Subsequent Events for further details.

Common Unit Distributions. In February 2014, the Board of Director’s approved the third monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which will be paid in March 2014 to the unitholders of record as of March 10, 2014. The third monthly distribution, with the first and second monthly distributions, will aggregate to a total distribution of $0.4875 per unit with respect to the fourth quarter 2013.

Preferred Unit Distribution. For the period beginning on October 3, 2011 and ending on December 31, 2014, we will distribute $0.21 per preferred unit on a quarterly basis. As of December 31, 2013 we had accrued a fourth quarter distribution payable of $3.5 million to preferred unitholders which was paid in February 2014.

Class B Unit Distribution. Class B unitholders are entitled to distributions as if they were outstanding on the first day of any quarter. As a result of the general partner’s conversion election, the general partner received a distribution of $3.0 million on its Class B units related to the fourth quarter of 2012.

We intend to make cash distributions to unitholders on a quarterly basis, although there is no assurance as to the future cash distributions since they are dependent upon future earnings, cash flows, capital requirements, financial condition and other factors. Our credit agreement prohibits us from making cash distributions if any potential default or event of default, as defined in the credit agreement, occurs or would result from the cash distribution.

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Management Incentive Fee

During 2013, for each quarter for which we paid cash distributions that equaled or exceeded the Target Distribution, our general partner was entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of our management incentive fee base, which was equal to the sum of:

•	the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum and calculated based on SEC methodology, adjusted for our commodity derivative contracts; and

•	the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be determined by the board of directors of our general partner and approved by the conflicts committee of our general partner’s board of directors.

This management incentive fee base was calculated as of December 31 (with respect to the first and second calendar quarters and based on a fully engineered reserve report) or June 30 (with respect to the third and fourth calendar quarters and based on an internally engineered reserve report), immediately preceding the quarter in respect of which payment of a management incentive fee is due.

Deferred Class B Unit Issuances

The former owners of the general partner are entitled to receive an annual installment of Class B units with respect to any calendar year in which we pay a distribution of $0.4744 per unit with respect to each quarter, achieved a Distribution Coverage Ratio (as defined in our Partnership Agreement) for the year of at least 1.0 and achieve a Total Debt to EBITDAX (as defined in our Partnership Agreement) of no greater than 4.0 for each quarter during such year, unless any excess has been approved by the conflicts committee of our general partner

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters for information regarding our equity compensation plans as of December 31, 2013.

Unregistered Sales of Equity Securities

None. For a description of unregistered equity securities that will be and may continue to be issued to our general partner in the future, please see “Deferred Class B Unit Issuances” above.

Issuer Purchases of Equity Securities

None.

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ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data presented as of and for the years ended December 31, 2013, 2012 and 2011, and for the period from December 22, 2010 to December 31, 2010 is derived from our audited financial statements. The selected financial data for the period from January 1, 2010 to December 21, 2010 and as of and for the year ended December 2009 is derived from the audited financial statements of our Predecessor. The selected financial data should be read in conjunction with Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 8. Financial Statements and Supplementary Data, both contained herein. The following table shows selected financial data of the Partnership and the Predecessor for the periods and as of the dates indicated.

	Partnership				Predecessor
	Year Ended	Year Ended	Year Ended	December 22 to	January 1 to		Year Ended
	December 31,	December 31,	December 31,	December 31,	December 21,		December 31,
In thousands, except per unit amounts	2013	2012	2011	2010	2010		2009
Statement of Operations Data:
Revenues:
Oil and natural gas sales	$446,801	$368,189	$356,579	$8,927	$244,572		$69,823
Disposal, processing and other	8,828	3,809	4,325	59	8,814		2,978

Total Revenues	455,629	371,998	360,904	8,986	253,386		72,801
Operating costs and expenses:
Disposal and related expenses	6,597	—	—	—	—		—
Production expense	174,101	143,938	132,227	3,498	108,408		44,841
Impairment of oil and natural gas properties	—	—	—	—	—		28,338
Depreciation, depletion and amortization	115,184	105,796	94,993	2,588	66,482		16,993
Accretion of asset retirement obligations	7,456	5,648	4,593	130	3,674		3,585
Management fees (1)	—	—	—	—	10,486		12,018
General and administrative and other	41,901	42,275	37,315	925	25,701		19,279
Acquisition and transaction costs	1,487	4,000	—	—	6,340		—
Bargain purchase gain	—	—	—	—	—		(1,200)

Total operating costs and expenses	346,726	301,657	269,128	7,141	221,091		123,854

Income (loss) from operations	108,903	70,341	91,776	1,845	32,295		(51,053)
Other income (expense):
Gain (loss) on commodity derivative contracts, net	(1,217)	53,071	47,860	(12,682)	13,577		(63,120)
Gain on equity share issuance	—	—	—	—	4,064		—
Interest expense, net	(48,000)	(43,133)	(50,491)	(1,266)	(22,179)		(3,716)
Other income	1,589	—	—	—	4,264		2,657

Total other income (expense)	(47,628)	9,938	(2,631)	(13,948)	(274)		(64,179)

Income (loss) before income taxes	61,275	80,279	89,145	(12,103)	32,021		(115,232)
Income tax benefit (expense), net	353	(528)	(850)	66	(108)		(182)

Net income (loss)	$61,628	$79,751	$88,295	$(12,037)	$31,913		$(115,414)

Less: Net income (loss) attributable to noncontrolling interest	663	—	—	—

Net income (loss) attributable to QR Energy, LP	60,965	79,751	88,295	(12,037)

Net income (loss) attributable to QR Energy, LP per limited partner unit:
Common unitholders’ (basic)	$0.26	$0.19	$0.10	$(0.21)
Common unitholders’ (dilutive)	0.26	0.19	0.10	(0.21)
Subordinated unitholders’ (basic and dilutive)	—	0.11	0.10	(0.21)
Weighted average number of limited partner units outstanding:
Common (basic)	58,524	35,132	28,728	26,298
Common (diluted)	58,524	35,282	28,728	26,298
Subordinated units (basic and diluted)	—	6,970	7,146	7,146
Other Financial Data:
Adjusted EBITDA (2)	$265,323	$272,099	$237,175	$5,144	$116,152		$48,513
Distributable cash flow (3)	131,935	152,476	148,714	3,314
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$202,145	$227,150	$112,557	$2,808	$95,945		$64,907
Investing activities	(218,195)	(592,279)	(72,143)	(78,670)	(956,877)		(55,458)
Financing activities	(2,426)	379,532	(25,176)	78,057	903,448		(13,328)
Balance Sheet Data:
Working capital	$9,473	$65,625	$26,418	$(6,421)		(4)	(74)
Total assets	1,815,927	1,686,527	1,154,344	1,033,848		(4)	226,770
Total debt	911,593	766,076	615,000	567,000		(4)	86,450
Non-controlling interests	8,549	—	—	—		(4)	14,733
Total Partners’ capital	637,459	714,564	362,698	326,694		(4)	(1,421)

(1)	Represents fees paid by the Fund to its general partner for the provision of certain administrative and acquisition services during the period from January 1, 2010 to December 21, 2010 and the year ended December 31, 2009.

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(2)	Adjusted EBITDA is a Non-GAAP financial measure. See the reconciliation to its most comparable GAAP measure directly below.
(3)	Distributable Cash Flow is a Non-GAAP financial measure. See the reconciliation to its most comparable GAAP measure directly below.
(4)	These balance sheet amounts are not presented as they are as of December 21, 2010 and therefore are not included in the Predecessor’s financial statements included in Part II, Item 8. Financial Statements and Supplementary Data.

Non-GAAP Financial Measures

We include in this report the non-GAAP financial measures Adjusted EBITDA and Distributable Cash Flow and provide our calculations of Adjusted EBITDA and Distributable Cash Flow and reconciliations to their most directly comparable financial measures calculated and presented in accordance with GAAP. In the second quarter 2012, we revised our calculation of Adjusted EBITDA from prior periods, as discussed below.

Adjusted EBITDA

We define Adjusted EBITDA as net income from which we add or subtract the following:

•	Net interest expense, including gains and losses on interest rate derivative contracts;

•	Depreciation, depletion, and amortization;

•	Accretion of asset retirement obligations;

•	Gains or losses due to effects of change in prices on natural gas imbalances;

•	Gains or losses on commodity derivative contracts, net;

•	Cash received or paid on the settlement of commodity derivative contracts, net

•	Income tax expense or benefit;

•	Other income or expense;

•	Interest income

•	Impairments;

•	Non-cash general and administrative expenses, and acquisition and transaction costs;

•	Pension and postretirement expense or credit; and

•	Beginning with third quarter 2013, noncontrolling interest amounts attributable to each of the items above, as applicable, which revert the calculation back to the Adjusted EBITDA attributable to the Partnership.

In 2012 and 2011, we used Adjusted EBITDA, as defined under the Services Agreement, to calculate the quarterly administrative services fee our general partner paid to QRM under the Services Agreement between our general partner and QRM. See Part I, Item 1. Business – Operations – Administrative Services Fee.

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess:

•	the cash flow generated by our assets, without regard to financing methods, capital structure or historical cost basis; and

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness.

In addition, management uses Adjusted EBITDA to evaluate cash available to pay distributions to our unitholders, develop existing reserves or acquire additional oil and natural gas properties.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner.

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The following table presents our calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income and cash flows provided by operating activities, our most directly comparable GAAP financial measures, for each of the periods indicated.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
Thousands of Dollars	2013	2012	2011
Reconciliation of Net Income to Adjusted EBITDA:
Net income (loss)	$61,628	$79,751	$88,295
Loss (gain) on commodity derivative contracts, net (1)	1,217	(53,071)	(47,860)
Cash received (paid) to settle commodity derivative contracts, net (2)	24,920	49,800	(72,053)
Loss on modification of derivative contracts	—	—	83,399
Loss (gain) on effect of change in prices on gas imbalances	862	1,341	(1,446)
Depletion, depreciation and amortization	115,184	105,796	94,993
Accretion of asset retirement obligations	7,456	5,648	4,593
Interest expense, net	48,000	43,133	50,491
Other (income)/expense	(1,589)	—	—
Income tax expense (benefit)	(353)	528	850
Noncash general and administrative expenses and acquisition and transaction costs	8,367	39,173	35,913
Noncontrolling interest	(369)	—	—

Adjusted EBITDA	$265,323	$272,099	$237,175

Reconciliation of Net Cash from Operating Activities to Adjusted EBITDA:
Net cash provided by operating activities	$202,145	$227,150	$112,557
(Increase) decrease in working capital	18,349	(4,269)	19,347
Loss (gain) on effect of change in prices on gas imbalances	862	1,341	(1,446)
Timing differences related to general and administrative allocation	—	(2,155)	(159)
Acquisitions costs	1,487	—	—
Loss on modification of derivative contracts / other	—	—	83,399
Other (income)	(270)	—	—
Net income attributable to noncontrolling interests	(369)	—	—
Interest expense (3)	46,905	51,735	23,537
Other amortization	(3,737)	(1,859)	(61)
Income tax expense (benefit), current	(49)	156	1

Adjusted EBITDA	$265,323	$272,099	$237,175

(1)	Represents total derivative loss (gain) reported on our consolidated statements of operations.
(2)	Represents the net cash received (paid) on commodity derivative contracts that were settled during the respective periods and does not include any cost recovery.
(3)	Interest expense adjusted for noncash items comprised of amortization of deferred financing costs and gains (losses) on interest rate derivative instruments.

The decrease in Adjusted EBITDA of $6.8 million to $265.3 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012 is mainly attributable to an increase in allocated G&A expense being reimbursed by us to QRM, partially offset by higher cash operating margins. The increase in Adjusted EBITDA of $34.9 million to $272.1 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011 is mainly attributable to higher cash operating margins, partially offset by higher G&A administrative fees paid to QRM.

Distributable Cash Flow

We define Distributable Cash Flow as Adjusted EBITDA less cash interest expense, estimated maintenance capital expenditures, distributions to preferred unitholders, and the management incentive fee applicable to the period. Estimated maintenance capital expenditures are calculated based on our estimate of the capital required to maintain our current production for five years, on average. This estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business.

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Distributable Cash Flow is a significant performance metric used by us and by external users of our financial statements, such as investors, commercial banks, research analysts and others to compare basic cash flows generated by us (prior to the establishment of any retained cash reserve by our general partner) to the cash distributions we expect to pay our unitholders. Distributable Cash Flow is also an important financial measure for our unitholders as it serves as an indicator of our success in providing a cash return on investment. Specifically, distributable cash flow indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. Distributable Cash Flow is a quantitative standard used throughout the investment community with respect to publicly-traded partnerships and limited liability companies because the yield is based on the amount of cash distributions the entity pays to a unitholder compared to the unit price.

Distributable Cash Flow may not be comparable to similarly titled measures of another company because all companies may not calculate Distributable Cash Flow in the same manner. The table below summarizes our distributable cash flow for each of the periods indicated.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Adjusted EBITDA	$265,323	$272,099	$237,175
Maintenance capital expenditures	(68,834)	(62,750)	(61,000)
Cash interest expense	(46,504)	(36,004)	(22,465)
Distributions to preferred unitholders	(14,000)	(14,000)	(3,424)
Management incentive fee earned (1)	(4,050)	(6,869)	(1,572)

Distributable cash flow	$131,935	$152,476	$148,714

(1)	The management incentive fee is not recognized until the corresponding quarter’s common unit distribution is declared. The 2013 fourth quarter’s common unit distribution was not declared, and therefore the management incentive fee was not recognized, until the first quarter of 2014. Therefore, the management incentive fee earned for the full year 2013 includes $1.3 million earned with respect to, but not recognized in, the fourth quarter 2013.

The decrease in Distributable Cash Flow of $20.5 million to $131.9 million for the year ended December 31, 2013 compared to the year ended December 31, 2012 is mainly attributable to the decrease in Adjusted EBITDA, an increase in maintenance capital expenditures, and an increase in cash interest expense due to additional borrowings, partially offset by lower management incentive fee earned by QRE GP. The increase in Distributable Cash Flow of $3.8 million to $152.5 million for the year ended December 31, 2012 compared to the year ended December 31, 2011 is mainly attributable to the increase in Adjusted EBITDA partially offset by the full year effect of distributions to preferred unitholders and the management incentive fee earned by QRE GP that were not present during the year ended December 31, 2011 and interest on the Senior Notes issued in July 2012.

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ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements and related notes Part II, Item 8. Financial Statements and Supplementary Data contained herein. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences are discussed in “Risk Factors” contained in Part I, Item 1A. of this Form 10-K. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. See “Cautionary Statement Regarding Forward-Looking Information” in the front of this Form 10-K.

Overview

We are a Delaware limited partnership formed in September 2010 by affiliates of the Fund to own and acquire producing oil and natural gas properties in North America.

Our properties are located in Alabama, Arkansas, Florida, Kansas, Louisiana, Michigan, New Mexico, Oklahoma and Texas. As of December 31, 2013, we had estimated net proved reserves of 73.0 MMBbl of oil and condensate, 151.7 Bcf of natural gas and 10.8 MMBbl of NGLs, or 109.1 MMBoe and a standardized measure of $2.0 billion.

GP Buyout Transaction

On March 2, 2014, we completed a transaction related to our general partner interest pursuant to a Contribution Agreement, by and among the Partnership, the general partner, QR Holdings (QRE), LLC (“QRH”) and QR Energy Holdings, LLC (“QREH” and, together with QRH, the “QR Parties”), the former owners of our general partner, pursuant to which (i) the general partner reclassified its 0.1% general partner interest in the Partnership, formerly represented by 51,036 general partner units, in exchange for a non-economic general partner interest, (ii) the QR Parties contributed 100% of the limited liability company interests of the general partner to the Partnership, and (iii) the partnership agreement was amended, to, among other things, (a) terminate the management incentive fee and provide for the future issuance of up to 11.6 million Class B units, subject to certain tests, to the QR Parties and (b) provide for the election of all of the members of the board of directors of the general partner by our limited partners beginning in June 2015 (the “GP Buyout Transaction”).

Acquisitions and Conveyances

On August 6, 2013, we closed the acquisition of primarily oil properties located in East Texas (the “2013 East Texas Acquisition”) from a private seller for $107.8 million in cash subject to customary purchase price adjustments. The acquired properties (the “2013 East Texas Properties”) had estimated proved reserves of 5.9 MMBoe as of the acquisition date utilizing SEC case pricing. The acquisition had an effective date of June 1, 2013. In addition, the 2013 East Texas Acquisition included an interest in a saltwater disposal company, ETSWDC, that resulted in us owning a controlling interest. See Part II, Item 8. Financial Statements and Supplementary Data – Note 4 – Acquisitions for further details.

On December 28, 2012, we completed the acquisition of the December 2012 Transferred Properties consisting of certain oil and natural gas properties from the Fund, pursuant to a purchase and sale agreement for $28.6 million in cash, after customary purchase price adjustments, and the assumption of $115 million in debt. The December 2012 Transferred Properties consisted of working interests in 50 gross (46 net) producing wells, of which we owned an approximate 92.46% average working interest.

On December 4, 2012, we closed the acquisition of primarily oil properties located in East Texas (the “2012 East Texas Properties”) from a private seller for $214.3 million in cash, after customary purchase price adjustments (the “2012 East Texas Acquisition”). The acquisition had an effective date of November 1, 2012. During the first

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quarter 2013, we received the $2.3 million receivable from the seller that was recorded as a purchase price adjustment at the date of the sale.

On April 20, 2012, we closed the acquisition of primarily oil properties, almost all of which are located in the Ark-La-Tex area, from Prize Petroleum, LLC and Prize Petroleum Pipeline, LLC (collectively “Prize”) for $225.1 million in cash after customary purchase price adjustments (the “Prize Acquisition”). The acquisition had an effective date of January 1, 2012.

On October 3, 2011, we completed the acquisition of the October 2011 Transferred Properties located in the Permian Basin, Ark-La-Tex, and MidContinent areas from the Fund pursuant to a purchase and sale agreement (the “October 2011 Purchase Agreement”) having an effective date of October 1, 2011 in exchange for 16,666,667 Class C Convertible Preferred Units and the assumption of $227 million in debt. The October 2011 Transferred Properties consisted of working interests in 1,669 gross (1,026 net) producing wells, of which we owned an approximate 61.46% average working interest.

Business Environment and Operational Focus

Our primary business objective is to generate stable cash flows allowing us to make quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions.

We use a variety of financial and operational metrics to assess the performance of our oil and natural gas operations including:

•	Production volumes;

•	Settlement prices on the sale of oil and natural gas, including the effect of our commodity derivative contracts;

•	Production expenses and general and administrative expenses; and

•	Adjusted EBITDA and Distributable Cash Flow, each of which is a non-GAAP financial measure.

Production Volumes

Production volumes directly impact our results of operations. For more information about our production volumes and our Predecessor’s production volumes, see “Results of Operations” below.

Realized Prices on the Sale of Oil and Natural Gas

We market our oil and natural gas production to a variety of purchasers based on regional pricing. The relative prices of oil and natural gas are determined by the factors impacting global and regional supply and demand dynamics, such as economic conditions, production levels, weather cycles and other events. In addition, relative prices are heavily influenced by product quality and location relative to consuming and refining markets.

Oil Prices. The actual prices realized from the sale of oil differ from the quoted market prices as a result of quality differentials (primarily based on API gravity and sulfur content) and location differentials (primarily based on transportation costs due to the produced oil’s proximity to major consuming and refining markets). In general, lighter oil (with higher API gravity) produces a larger number of lighter products, such as gasoline, which have higher resale value, and, therefore, normally sells at a higher price than heavier oil. Oil with low sulfur content (“sweet” oil) is less expensive to refine and, as a result, normally sells at a higher price than high sulfur content oil (“sour” oil).

The oil produced from our properties is a combination of sweet and sour oil, varying by location. We sell our oil at the NYMEX-WTI and Argus LLS prices, which are adjusted for quality, location, and transportation differentials, depending primarily on the purchaser. The differential varies, but our oil normally sells at a discount to the NYMEX-WTI or Argus LLS prices.

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Natural Gas Prices. The NYMEX-Henry Hub price of natural gas is a widely used benchmark for the pricing of natural gas in the United States. The actual prices realized from the sale of natural gas differ from the quoted NYMEX-Henry Hub price as a result of quality differentials (primarily based on Btu, CO2 and other content by volume) and location differentials (primarily based on transportation costs due to the produced natural gas’ proximity to major consuming markets). Wet natural gas with a high Btu content sells at a premium to low Btu content dry natural gas because it yields a greater quantity of NGLs. Natural gas with low sulfur and CO2 content sells at a premium to natural gas with high sulfur and CO2 content because of the added cost to separate the sulfur and CO2 from the natural gas to render it marketable.

The majority of our properties produce wet gas. Our wellhead Btu has an average energy content greater than 1100 Btu and minimal sulfur and CO2 content and generally receives a premium valuation.

Price Volatility. Historically, oil and natural gas prices have been extremely volatile, and we expect this volatility to continue. For example, during the year ended December 31, 2013, the NYMEX-WTI oil price ranged from a high of $110.53 per Bbl to a low of $86.68 per Bbl, while the NYMEX-Henry Hub natural gas price ranged from a high of $4.52 per MMBtu to a low of $3.08 per MMBtu. For the five years ended December 31, 2013, the NYMEX-WTI oil price ranged from a high of $113.39 per Bbl to a low of $34.03 per Bbl, while the NYMEX-Henry Hub natural gas price ranged from a high of $7.51 per MMBtu to a low of $1.82 per MMBtu. Future decreases in the natural gas market price could have a negative impact on revenues, profitability, and cash flow.

Commodity Derivative Contracts. Our hedging policy is intended to reduce the impact to our cash flows from commodity price volatility. We intend to enter into commodity derivative contracts at times and on terms desired to maintain a portfolio of commodity derivative contracts covering approximately 65% to 85% of our current and anticipated production over the next three-to-five year period.

Production Expenses

We strive to increase our production levels to maximize our revenue and cash available for distribution. Production expenses are the costs incurred in the operation of producing properties. Expenses for well servicing, utilities, direct labor, water injection and disposal, production taxes and materials and supplies comprise the most significant portion of our production expenses. Certain items, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges, but can fluctuate depending on activities performed during a specific period. We monitor our operations to ensure that we are incurring operating costs at the optimal level. We typically evaluate our oil and natural gas operating costs on a per Boe basis. This unit rate allows us to monitor these costs in certain fields and geographic areas to identify trends and to benchmark against other producers.

General and Administrative Expenses

We share general and administrative expenses with other affiliates who also receive management and accounting services from QRM under a Services Agreement, as defined in Part II, Item 8. Financial Statements and Supplementary Data – Note 19 – Related Party Transactions.

Through 2012, our general and administrative expenses, for any quarter therein, were comprised of:

•	Direct general and administrative expenses incurred by QRM on our behalf (“Direct G&A”) and charged to us;

•	Administrative service fees, as discussed in Part II, Item 8. Financial Statements and Supplementary Data –Note 19 – Related Party Transactions, payable by us to QRM during the term of the Services Agreement; and

•	Our share of allocable indirect general and administrative expenses incurred by QRM on behalf of the affiliates for which it provides management services which are in excess of the administrative services fee charged to us (“Allocated G&A”).

We were not required to reimburse QRM for Allocated G&A in excess of administrative service fees during the initial term of the Services Agreement through 2012. Therefore, these allocated expenses were recorded as capital contributions from the Fund in our Consolidated Statement of Partners’ Capital. This allocation methodology, based

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on relative production volumes, has been reviewed and approved by QRE GP’s board of directors, including independent directors, as a reasonable method of sharing these expenses with the Fund and provides for a reasonably accurate depiction of what our general and administrative expenses would be on a stand-alone basis without affiliations with the Fund or QRM.

After December 31, 2012, we are required to reimburse QRM for its share of allocable general and administrative expenses based on the estimated use of such services. We reimburse QRM for general and administrative expenses allocated to us based on the estimated use of such services between us and the Fund. The fee includes Direct G&A plus an allocation of compensation costs based on employee time expended and other indirect expenses based on multiple operating metrics. If our sponsor raises additional funds in the future, the quarterly administrative services costs will be further divided to include the sponsor’s additional funds as well. QRM has discretion to determine in good faith the proper allocation of the charges pursuant to the Services Agreement. Management believes this allocation methodology is a reasonable method of allocating general and administrative expenses between us and the Fund and provides for a reasonably accurate depiction of what our general and administrative expenses would be on a stand-alone basis without affiliations with the Fund or QRM.

For a detailed description of the administrative services fee paid to Quantum Resources Management pursuant to the Services Agreement, please read Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence – Contracts with the Fund and Its Affiliates – Services Agreement.

Adjusted EBITDA

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess:

•	the cash flow generated by our assets, without regard to financing methods, capital structure or historical cost basis; and

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness.

Management also uses Adjusted EBITDA to evaluate actual cash flow available to pay distributions to unitholders, develop existing reserves or acquire additional oil and natural gas properties. Previously, we also used Adjusted EBITDA to calculate the administrative services fee our general partner paid to Quantum Resources Management under the Services Agreement. For our definition of Adjusted EBITDA see Part II, Item 6. Selected Financial Data – Non-GAAP Financial Measures. For more information regarding the Services Agreement, see Part III, Item 13. Certain Relationships and Related Transactions and Director Independence – Contracts with The Fund and its Affiliates – Services Agreement.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner. For further discussion and a reconciliation of Adjusted EBITDA to net income and cash flows provided by operating activities, see Part II, Item 6. Selected Financial Data – Non-GAAP Financial Measures.

Distributable Cash Flow

Distributable Cash Flow is a significant performance metric used by us and by external users of our financial statements, such as investors, commercial banks, research analysts and others to compare basic cash flows generated by us (prior to the establishment of any retained cash reserve by our general partner) to the cash distributions we expect to pay our unitholders. For our definition of Distributable Cash Flow see Part II, Item 6. Selected Financial Data – Non-GAAP Financial Measures.

Distributable Cash Flow should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Distributable Cash Flow may not be comparable to similarly titled measures of another company

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because all companies may not calculate Distributable Cash Flow in the same manner. For further discussion, see Part II, Item 6. Selected Financial Data – Non-GAAP Financials Measures.

Outlook

Consistent with our long-term business strategy, we plan to maintain our focus on adding reserves through acquisitions and exploitation projects and improving the economics of producing oil and natural gas from our existing fields in 2014. We expect these acquisition opportunities may come from the Fund, Quantum Energy Partners and their respective affiliates as well as from unrelated third parties. Our ability to add estimated reserves through acquisitions and exploitation projects is dependent on many factors, including our ability to raise capital, obtain regulatory approvals and procure contract drilling rigs and personnel.

In 2014, our capital spending program is expected to be approximately $101.6 million, excluding acquisitions. We anticipate spending approximately 59% in the Ark-La-Tex and Gulf Coast areas primarily on recompletions and workovers, plant upgrades and new well drilling, and 41% in the Permian Basin and MidContinent areas primarily on recompletions and new well drilling.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Estimates and assumptions are evaluated on a regular basis. We base our respective estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates and assumptions used in preparation of the financial statements. Changes in these estimates and assumptions could materially affect our financial position, results of operations or cash flows. Management considers an accounting estimate to be critical if:

•	it requires assumptions to be made that were uncertain at the time the estimate was made, and

•	changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operations or financial condition.

What follows is a discussion of the more significant accounting policies, estimates and judgments. See Part II, Item 8. Financial Statements and Supplementary Data – Note 2 – Summary of Significant Accounting Policies for a discussion of additional accounting policies and estimates made by management.

Business Combinations

We account for all business combinations using the purchase method, in accordance with GAAP. Under the purchase method of accounting, the purchase price is based upon the fair value of the consideration given, whether in the form of cash, assets, equity or the assumption of liabilities. The assets acquired and liabilities assumed are measured at their fair values. The difference between the fair value of assets acquired and liabilities assumed and the purchase price of the entity, if any, is recorded as either goodwill or a bargain purchase gain. The Partnership has not recognized any goodwill from business combinations.

Transactions Between Entities Under Common Control

From time to time we enter into transactions whereby we receive a transfer of certain oil and natural gas assets from our Predecessor with units issued or cash paid by us. We account for the net assets received using the historical book value of the Predecessor as these are transactions between entities under common control. Our

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historical financial statements have been revised to include the results attributable to the assets contributed from the Predecessor as if we owned such assets for all periods presented by the Partnership.

Proved Oil and Natural Gas Reserve Quantities

Our engineering estimates of proved oil and natural gas reserves directly impact financial accounting estimates, including depreciation, depletion, and amortization (“DD&A”) expense and the full cost ceiling limitation. Proved oil and natural gas reserves are the estimated quantities of oil and natural gas reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under period-end economic and operating conditions. The process of estimating quantities of proved reserves is very complex, requiring significant subjective decisions in the evaluation of all geological, engineering and economic data for each reservoir. Netherland, Sewell & Associates, Inc., our independent reserve engineering firm, prepares a reserve report as of December 31 of each year, and we prepare internal estimates of our proved reserves as of June 30 of each year. We prepare our reserve estimates, and the projected cash flows derived from these reserve estimates in accordance with SEC guidelines and Netherland, Sewell & Associates, Inc. adheres to the same guidelines when preparing their reserve reports. Assumptions used by independent reserve engineers in calculating reserves or regarding the future cash flows or fair value of our properties are subject to change in the future. The accuracy of reserve estimates is a function of the:

•	quality and quantity of available data;

•	interpretation of that data;

•	accuracy of various mandated economic assumptions; and

•	judgment of the independent reserve engineer.

Because these estimates depend on many assumptions, all of which may substantially differ from future actual results, reserve estimates will be different from the quantities of oil and natural gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify, positively or negatively, material revisions to the estimate of proved reserves.

Netherland, Sewell & Associates, Inc., prepares a fully-engineered reserve and economic evaluation of all our properties on a lease, unit or well-by-well basis, depending on the availability of well-level production data. The data for a given reservoir may change substantially over time as a result of numerous factors including additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Changes in oil and natural gas prices, operating costs and expected performance from a given reservoir also will result in revisions to the amount of our estimated proved reserves. The estimate of proved oil and natural gas reserves primarily impacts property, plant and equipment amounts in the consolidated balance sheet and the DD&A amounts in the consolidated statement of operations.

Downward revisions have the effect of increasing our DD&A rate, while upward revisions have the effect of decreasing our DD&A rate. Assuming no other changes, such as an increase in depreciable base, as our reserves increase, the amount of DD&A expense in a given period decreases and vice versa.

Market prices have been volatile and a decline of proved reserves may result from lower market prices, which may make it uneconomical to drill for and produce higher cost fields. Declines in future oil and natural gas market prices could have a negative impact on our reserve value and could result in an impairment of our oil and gas properties. In addition, a decline in proved reserve estimates may impact the outcome of our assessment of oil and gas producing properties for impairment. For example, a hypothetical 10% decrease in the 12 month average of oil prices would decrease the standardized measure of our estimated proved reserves as of December 31, 2013 by $301 million, and a hypothetical 10% decrease in the 12 month average of natural gas prices would decrease the standardized measure of our estimated reserves as of December 31, 2013 by $24 million. Accordingly, finding and developing oil and natural gas reserves at economical costs is critical to our long-term success.

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Unevaluated Properties

We have acquired unevaluated properties which are not being depleted pending determination of the existence of proved reserves. Unevaluated properties are assessed periodically to ascertain whether there is a probability of obtaining proved reserves in the future. When it is determined that these properties have been promoted to a proved reserve category or there is no longer any probability of obtaining proved reserves from the properties, the costs associated with these properties are transferred into the amortization base to be included in the depletion calculation and subject to the ceiling test limitation. Unevaluated properties whose costs are individually significant are assessed individually considering the primary lease terms of the properties, the holding period of the properties, and geographic and geological data obtained related to the properties. Where it is not practical to assess properties individually as their costs are not individually significant, such properties are grouped for purposes of the periodic assessment.

Full Cost Method of Accounting

The accounting for our businesses is subject to accounting rules that are unique to the oil and natural gas industry. There are two allowable methods of accounting for oil and natural gas business activities: the successful efforts method and the full cost method. We follow the full cost method of accounting. All direct costs and certain indirect costs associated with the acquisition, exploration and development of oil and natural gas properties are capitalized. Exploration and development costs include dry-well costs, geological and geophysical costs, direct overhead related to exploration and development activities and other costs incurred for the purpose of finding oil and natural gas reserves. Amortization of oil and natural gas properties is provided using the unit-of-production method based on estimated proved oil and natural gas reserves. Sales and abandonments of oil and natural gas properties being amortized are accounted for as adjustments to the full cost pool, with no gain or loss recognized, unless the adjustments would significantly alter the relationship between capitalized costs and estimated proved oil and natural gas reserves. A significant alteration would not ordinarily be expected to occur upon the sale of reserves involving less than 25% of the reserve quantities of a cost center.

Under the full cost method, we are subject to quarterly calculations of a ceiling or limitation on the amount of our oil and natural gas properties that can be capitalized on our balance sheet. If the net capitalized costs of our oil and natural gas properties exceed the cost center ceiling, we are subject to a ceiling test write down to the extent of such excess. If required, it would reduce earnings and impact partners’ capital in the period of occurrence and result in lower amortization expense in future periods. The discounted present value of our proved reserves is a major component of the ceiling calculation and represents the component that requires the most subjective judgments. However, the associated prices of oil and natural gas reserves that are included in the discounted present value of the reserves do not require judgment. The ceiling calculation dictates that we use the unweighted arithmetic average price of oil and natural gas as of the first day of each month for the 12-month period ending at the balance sheet date. If average oil and natural gas prices decline, or if we have downward revisions to our estimated proved reserves, it is possible that write downs of our oil and natural gas properties could occur in the future.

Depreciation, Depletion and Amortization

The quantities of estimated proved oil and gas reserves are a significant component of our calculation of DD&A expense and revisions in such estimates may alter the rate of future depletion expense. Holding all other factors constant, if reserves are revised upward, earnings would increase due to lower depletion expense. Likewise, if reserves are revised downward, earnings would decrease due to higher depletion expense or due to a ceiling test write-down. For example, a 10% negative revision to proved reserves as of December 31, 2013 would increase the DD&A rate by approximately 10.91%. This represents an increase of DD&A expense of $1.92 per Boe, or a change from $17.63 to $19.55 per Boe for the year ended December 31, 2013. This estimated impact is based on current data as of December 31, 2013 and actual events could require different adjustments to DD&A.

Derivative Financial Instruments

We periodically use derivative financial instruments for non-trading purposes to manage and reduce market volatility and other market risks associated with our oil and natural gas production and interest rates on our revolving credit facility. These arrangements are structured to reduce our exposure to commodity price decreases and interest rate increases, but they can also limit the benefit we might otherwise receive from commodity price

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increases and interest rate decreases. Our hedging activity is generally accomplished through over-the-counter derivative contracts with large financial institutions. We have elected not to apply hedge accounting to our derivatives. Accordingly, we carry our derivatives at fair value on our consolidated balance sheet, with the changes in the fair value included in our consolidated statement of operations in the period in which the change occurs. In determining the amounts to be recorded, we are required to estimate the fair values of the derivatives. Although we have the ability to elect to enter into netting agreements under our derivative instruments with certain of our counterparties, we have properly presented all asset and liability positions without netting.

The primary assumptions used to estimate the fair value of derivative instruments is pricing. Our pricing assumptions are based upon price curves derived from actual prices observed in the market, pricing information supplied by a third-party valuation specialist and independent pricing sources and models that rely on this forward pricing information. The extent to which we rely on pricing information received from third parties in developing these assumptions is based, in part, on whether the information considers the availability of observable data in the marketplace. For example, in relatively illiquid markets we may make adjustments to the pricing information we receive from third parties based on our evaluation of whether third-party market participants would use pricing assumptions consistent with these sources.

As of December 31, 2013, we had the following derivative instruments outstanding:

Commodity	Index	2014	2015	2016	2017
Oil positions:
Swaps
Hedged Volume (Bbls/d)	WTI	6,715	7,356	6,293	5,547
Average price ($/Bbls)		$95.30	$93.74	$90.03	$86.23
Hedged Volume (Bbls/d)	LLS	3,000	—	—	—
Average price ($/Bbls)		$99.62	—	—	—
Basis
Hedged Volume (Bbls/d)	WTS/WTI	2,400	—	—	—
Average price ($/Bbls)		$(2.10)	—	—	—
Collars
Hedged Volume (Bbls/d)	WTI	425	1,025	1,500	—
Average floor price ($/Bbls)		$90.00	$90.00	$80.00	—
Average ceiling price ($/Bbls)		$106.50	$110.00	$102.00	—

Natural gas positions:
Swaps
Hedged Volume (MMBtu/d)	Henry Hub	26,622	7,191	11,350	10,445
Average price ($/MMBtu)		$6.18	$5.34	$4.27	$4.47
Basis Swaps (1)
Hedged Volume (MMBtu/d)	Henry Hub	17,066	14,400	—	—
Average price ($/MMBtu)		$(0.19)	$(0.19)	—	—
Collars
Hedged Volume (MMBtu/d)	Henry Hub	4,966	18,000	630	595
Average floor price ($/MMBtu)		$5.74	$5.00	$4.00	$4.00
Average ceiling price ($/MMBtu)		$7.51	$7.48	$5.55	$6.15
Puts
Hedged Volume (MMBtu/d)	Henry Hub	—	420	11,350	10,445
Average price ($/MMBtu)		—	$4.00	$4.00	$4.00

(1)	Our natural gas basis swaps are used to hedge the differential between Henry Hub and various points.

Asset Retirement Obligation

The initial estimated retirement obligation associated with oil and natural gas properties is recognized as a liability, with a corresponding increase in the carrying value of oil and natural gas properties. Amortization expense is recognized over the estimated productive life of the related assets. If the fair value of the estimated asset

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retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the asset retirement cost. Revisions in estimated liabilities can result from revisions of estimated inflation rates, escalating retirement costs and changes in the estimated timing of settling asset retirement obligations. Upon settlement of liabilities related to our other property, plant and equipment, we record a gain or loss in earnings to the extent the actual costs differ from the recorded liability.

Revenue Recognition and Natural Gas Balancing

Oil and natural gas revenues are recorded when title passes to the customer, net of royalties, discounts and allowances, as applicable. We and our predecessor account for natural gas production imbalances using the sales method, whereby we and our predecessor recognize revenue on all natural gas sold to our customers notwithstanding the fact that its ownership may be less than 100% of the oil and natural gas sold. Liabilities are recorded for imbalances greater than our respective proportionate shares of remaining estimated natural gas reserves.

Unit Based Compensation

Our unit based compensation plan includes service and performance restricted units. The compensation expense associated with the performance restricted units is based on a Monte Carlo model which includes various significant assumptions, including the risk-free rate, volatility of returns, correlation in movement of total unitholder return relative to a relevant peer group and the expected distribution rate.

The assumptions used to value our performance restricted units are our best estimate but they involve inherent uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used or if actual market results differ from the assumptions, unit-based compensation could be significantly different from our estimates.

Results of Operations

Because affiliates of the Fund own 100% of our general partner and an aggregate 29.2% limited partner interest in us including all of our preferred units as of December 31, 2013, each acquisition of assets from the Predecessor is considered a transfer of net assets between entities under common control. As a result, we are required to revise our financial statements to include the activities of such assets for all periods presented by the Partnership, similar to a pooling of interests, to include the financial position, results of operations, and cash flows of the assets acquired and liabilities assumed. The table set forth below includes the recast historical financial information as if the acquired assets were owned by us for all periods presented for the Partnership.

The consolidated financial statements for periods prior to the Partnership’s acquisition of the Partnership assets have been prepared from the Predecessor’s historical cost-basis accounts and may not necessarily be indicative of the actual results of operations that would have occurred if the Partnership had owned the assets during the periods reported.

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The table below summarizes certain of the results of operations and period-to-period comparisons for the periods indicated (in thousands, except operating and per unit amounts).

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Revenues
Oil sales	$377,246	$296,684	$252,744
Natural gas sales	40,134	37,174	65,741
NGLs sales	29,421	34,331	38,094
Disposal, processing and other	8,828	3,809	4,325

Total Revenue	455,629	371,998	360,904

Operating Expenses
Lease operating expenses	141,926	114,231	104,680
Production and other taxes	29,304	25,921	23,472
Processing and transportation	2,871	3,786	4,075

Total production expenses	174,101	143,938	132,227

Disposal and related expenses	6,597	—	—
Depreciation, depletion and amortization	115,184	105,796	94,993
Accretion of asset retirement obligations	7,456	5,648	4,593
General and administrative	41,901	42,275	37,315
Acquisition and transaction costs	1,487	4,000	—

Total operating expenses	346,726	301,657	269,128

Operating income	108,903	70,341	91,776
Other income (expense):
Gain (loss) on commodity derivative contracts, net	(1,217)	53,071	47,860
Interest expense, net	(48,000)	(43,133)	(50,491)
Other income (expense)	1,589	—	—

Total other income (expense), net	(47,628)	9,938	(2,631)

Income (loss) before income taxes	61,275	80,279	89,145
Income tax benefit (expense), net	353	(528)	(850)

Net income (loss)	61,628	79,751	88,295
Less: Net income (loss) attributable to noncontrolling interest	663	—	—

Net income (loss) attributable to QR Energy, LP	$60,965	$79,751	$88,295

Sales volumes:
Oil (MBbls)	3,823	3,106	2,594
Natural gas (MMcf)	11,497	13,475	15,106
Natural gas liquids (MBbls)	796	743	680
Total (MBoe)	6,535	6,095	5,792
Average Net Sales Volumes (Boe/d)	17,904	16,653	15,868
Average sales price per unit (1):
Oil (per Bbl)	$98.68	$95.52	$97.43
Natural gas (per Mcf)	$3.49	$2.76	$4.35
Natural gas liquids (per Bbl)	$36.96	$46.21	$56.02
Average unit cost per Boe:
Lease operating expense	$21.72	$18.74	$18.07
Production and other taxes	$4.48	$4.25	$4.05
Depreciation, depletion and amortization	$17.63	$17.36	$16.40
General and administrative expenses	$6.41	$6.94	$6.44

(1)	Does not include impact of derivative instruments.

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Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

We recorded net income of $61.6 million during the year ended December 31, 2013 compared to net income of $79.8 million during the year ended December 31, 2012. The decrease was primarily driven by a net decrease in gains on our commodity derivative contracts of $54.3 million resulting in a loss of $1.2 million, offset by a net increase in operating income of $38.6 million resulting in operating income of $108.9 million.

Revenues

	Year ended December 31,
			Increase	Percentage
	2013	2012	(Decrease)	Change
Sales volumes:
Oil (MBbls)	3,823	3,106	717	23%
Natural Gas (MMcf)	11,497	13,475	(1,978)	(15)%
NGL (MBbls)	796	743	53	7%

Total (MBoe)	6,535	6,095	440	7%

Average sales prices per unit:
Oil (per Bbl)	$98.68	$95.52	$3.16	3%
Natural Gas (per Mcf)	3.49	2.76	0.73	26%
NGL (per Bbl)	36.96	46.21	(9.25)	(20)%

Total (per Boe)	$68.37	$60.41	$7.96	13%

Revenues:
Oil sales	$377,246	$296,684	$80,562	27%
Natural Gas sales	40,134	37,174	2,960	8%
NGL sales	29,421	34,331	(4,910)	(14)%
Disposal, processing and other	8,828	—	8,828	—%

Total oil and natural gas revenue	$455,629	$368,189	$87,440	24%

Total oil and natural gas revenues increased by $78.6 million to $446.8 million due to increased sales volumes and prices. The increase in sales volumes is primarily due to acquisitions in East Texas during the fourth quarter of 2012 and third quarter of 2013 and improved performance at the Jay field following a turnaround to perform routine maintenance during the second quarter of 2013. This increase was partially offset by a decline in gas sales volumes related to natural declines and downtime in certain fields including a pipeline repair in the ArkLaTex region. The increase in overall prices is due to an increase in oil and natural gas prices and the mix of our volumes despite a decline in NGL prices. The increase in disposal, processing and other revenues is mainly attributable to the operations of the ETSWDC, which we included in our results of operations beginning in August 2013 in connection with the 2013 East Texas Acquisition. These revenues are related to income generated from salt water disposal in the East Texas Oil Field.

Production Expenses. Our production expense increased by $30.2 million to $174.1 million mainly due to an increase in lease operating expenses and production and other taxes and attributable to acquisitions in the fourth quarter of 2012 and third quarter of 2013, whose properties carry a higher operating cost per Boe as compared to existing properties. In addition, the increase in lease operating expense is associated with higher volumes for the Jay field and a turnaround for the Jay field in the current period to perform routine maintenance.

Disposal and Related Expenses. The disposal and related expenses of $6.6 million are attributable to the operations of ETSWDC, which we included in our results of operations beginning in August 2013 in connection with the 2013 East Texas Acquisition.

Depreciation, Depletion and Amortization Expenses. Our DD&A expenses increased by $9.4 million to $115.2 million, or $17.63 per Boe due to higher production volumes in 2013 as a result of acquisitions in the fourth quarter of 2012 and third quarter of 2013.

General and Administrative Expenses. Our general and administrative expenses decreased by $0.4 million to $41.9 million, or $6.41 per Boe.

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Effects of Commodity Derivative Contracts. Our commodity derivative contracts decreased by $54.3 million to a net loss of $1.2 million in the current year from a net gain of $53.1 million in the prior year. Gains and losses on commodity derivative contracts result from changes in the current and future commodity prices as compared to fixed price of our open commodity contracts.

Interest Expense, net. Net interest expense increased by $4.9 million to $48.0 million mainly due to interest expense attributable to the senior notes that were issued in late July 2012 and a higher average outstanding borrowing under our revolving credit facility, partially offset by a decrease in a bridge loan commitment fee incurred during 2012, a decrease in net interest rate derivative losses, and a write-off of deferred loan costs in the third quarter of 2012.

Other income, net. Other income of $1.6 million is mainly attributable to the gain on our step-up acquisition investment in the ETSWDC in August 2013 in connection with the 2013 East Texas Acquisition.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

We recorded net income of $79.8 million during the year ended December 31, 2012 compared to net income of $88.3 million during the year ended December 31, 2011. The decrease was primarily driven by a decrease in operating income of $21.4 million to $70.3 million, offset by a net increase in gains on our commodity derivative contracts of $5.3 million and a decrease in interest expense of $7.4 million.

	Year ended December 31,
			Increase	Percentage
	2012	2011	(Decrease)	Change
Sales volumes:
Oil (MBbls)	3,106	2,594	512	20%
Natural Gas (MMcf)	13,475	15,106	(1,631)	(11)%
NGL (MBbls)	743	680	63	9%

Total (MBoe)	6,095	5,792	303	5%

Average sales prices per unit:
Oil (per Bbl)	$95.52	$97.43	$(1.91)	(2)%
Natural Gas (per Mcf)	2.76	4.35	(1.59)	(37)%
NGL (per Bbl)	46.21	56.02	(9.81)	(18)%

Total (per Boe)	$60.41	$61.57	$(1.16)	(2)%

Revenues:
Oil sales	$296,684	$252,744	$43,940	17%
Natural Gas sales	37,174	65,741	(28,567)	(43)%
NGL sales	34,331	38,094	(3,763)	(10)%

Total oil and gas revenue	$368,189	$356,579	$11,610	3%

Total oil and natural gas revenues increased by $11.6 million to $368.2 million due to higher volumes despite a decrease in the average sales price in all commodities. The increase in volumes is mainly attributable to increased oil volumes related to the assets acquired in the Prize Acquisition and East Texas Oil Field Acquisition along with increased in the Jay field during the latter part of the year, partially offset by a decrease in natural gas volumes due to ongoing maintenance of wells and the effects of natural declines in the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Production Expenses. Our production expense increased by $11.6 million to $143.9 million mainly due to an increase in lease operating expenses attributable to the Prize Acquisition and the East Texas Oil Field Acquisition completed in 2012.

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Depreciation, Depletion and Amortization Expenses. Our DD&A expenses increased by $10.8 million to $105.8 million, or $17.36 per Boe mainly due to increased volumes attributable to the Prize Acquisition completed in 2012.

General and Administrative and Other Expenses. Our general and administrative expenses increased by $5.0 million to $42.3 million, or $6.94 per Boe mainly due to the higher personnel costs associated with increasing our staffing levels to meet our current organizational needs.

Effects of Commodity Derivative Contracts. Our net gain on commodity derivative contracts increased by $5.2 million to $53.1 million. Gains and losses on commodity derivative contracts result from changes in the current and future commodity prices as compared to fixed price of our open commodity contracts.

Interest Expense, net. Net interest expense decreased by $7.4 million to $43.1 million mainly due to a net decrease in losses on interest rate derivative contracts of $19.2 million related a to a smaller decline in interest rates during 2012 versus 2011, partially offset by an increase in interest expense of $9.6 million related to the Senior Notes issued during late July 2012.

Liquidity and Capital Resources

Our ability to finance our operations, including funding capital expenditures and acquisitions, to meet our indebtedness obligations or to meet our collateral requirements will depend on our ability to generate cash in the future. Our ability to generate cash is subject to a number of factors, some of which are beyond our control, including weather, commodity prices, particularly for oil and natural gas and our ongoing efforts to manage operating costs and maintenance capital expenditures, as well as general economic, financial, competitive, legislative, regulatory and other factors.

Our primary sources of liquidity and capital resources are cash flows generated by operating activities, borrowings under our credit facility, and debt and equity offerings. The capital markets experience volatility from time to time. Our exposure to credit conditions includes our credit facility, debt securities, cash investments and counterparty performance risks. Volatility in the debt markets may increase costs associated with issuing debt instruments due to increased spreads over relevant interest rate benchmarks and affect our ability to access those markets.

We continue to evaluate counterparty risks related to our commodity derivative contracts and trade credit. We have all of our commodity derivatives with major financial institutions. Should any of these financial counterparties not perform, we may not realize the benefit of some of our derivatives under lower commodity prices, which could have a material adverse effect on our results of operations. We sell our oil, natural gas, and NGLs to a variety of purchasers. Non-performance by a customer could result in losses.

Crude oil and natural gas prices are also volatile. In an effort to reduce the variability of our cash flows, we have hedged the commodity prices associated with a portion of our expected oil and natural gas volumes through 2017 by entering into derivative financial instruments including fixed for floating oil and natural gas swaps. With these arrangements, we have attempted to mitigate our exposure to commodity price movements with respect to our forecasted volumes for this period. We intend to enter into commodity derivative contracts at times and on terms desired to maintain a portfolio of commodity derivative contracts covering approximately 65% to 85% of our current and anticipated production over the next three-to-five year period. As opposed to entering into commodity derivative contracts at predetermined times or on prescribed terms, we intend to enter into commodity derivative contracts in connection with material increases in our estimated reserves and at times when we believe market conditions or other circumstances suggest that it is prudent to do so. Additionally, we may take advantage of opportunities to modify our commodity derivative portfolio to change the percentage of our hedged production volumes when circumstances suggest that it is prudent to do so. The current market conditions may also impact our ability to enter into future commodity derivative contracts. A significant reduction in commodity prices could reduce our operating margins and cash flow from operations.

As of December 31, 2013, our liquidity of $324.9 million consisted of $13.4 million of cash on hand, which includes $2.7 million that is held by a subsidiary which is not wholly-owned, and $311.5 million of availability under our credit facility after giving consideration to $23.5 million of outstanding letters of credit. As of December

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31, 2013, we had $615.0 million of borrowings outstanding under our credit facility. As of March 2, 2014, we had $678 million of borrowings outstanding and $23.5 million of letters of credit issued resulting in $248.5 million of borrowing availability under our revolving credit facility.

Working Capital. Working capital is the amount by which current assets exceed current liabilities. Our working capital requirements are primarily driven by changes in accounts receivable and accounts payable. These changes are impacted by changes in the prices of commodities that we buy and sell. In general, our working capital requirements increase in periods of rising commodity prices and decrease in periods of declining commodity prices. However, our working capital needs do not necessarily change at the same rate as commodity prices because both accounts receivable and accounts payable are impacted by the same commodity prices. In addition, the timing of payments received by our customers or paid to our suppliers can also cause fluctuations in working capital because we settle with most of our larger suppliers and customers on a monthly basis and often near the end of the month. We expect that our future working capital requirements will be impacted by these same factors. We believe our cash flows provided by operating activities will be sufficient to meet our operating requirements for the next twelve months.

As of December 31, 2013, we had a positive working capital balance of $9.5 million.

Credit Facilities

Credit Facility

On December 22, 2010, in connection with our IPO, the Partnership entered into a Credit Agreement along with QRE GP, OLLC as borrower, and a syndicate of banks (the “Credit Agreement”).

As of December 31, 2013, we had a $950 million borrowing base, $615.0 million of borrowings outstanding and $23.5 million of letters of credit issued resulting in $311.5 million of borrowing availability. As of March 2, 2014, we had $678 million of borrowings outstanding and $23.5 million of letters of credit issued resulting in $248.5 million of borrowing availability under our revolving credit facility

Effective January 15, 2013, we entered into the fourth amendment to the Credit Agreement, which increased the borrowing base from $730 million to $900 million and increased the letters of credit commitment from $20 million to $30 million. Effective August 6, 2013, we entered into the fifth amendment to the Credit Agreement, which provides for the exclusion of ETSWDC as a guarantor of our credit facility. On October 15, 2013, our revolving credit facility borrowing base increased to $950 million as a result of our semi-annual borrowing base redetermination. Effective March 2, 2014, we entered into the six amendment to the Credit Agreement, which permits the GP Buyout Transaction.

As of December 31, 2013, the Credit Agreement provides for a five-year, $1.5 billion revolving credit facility maturing on April 20, 2017, with a borrowing base of $950 million. The borrowing base is subject to redetermination on a semi-annual basis as of May 1 and November 1 of each year and is subject to a number of factors including quantities of proved oil and natural gas reserves, the banks’ pricing assumptions, and other various factors unique to each member bank. The borrowing base may also be reduced by an amount equal to 0.25 multiplied by the stated principal amount of any issuances of senior notes. Borrowings under the Credit Agreement are collateralized by liens on at least 80% of our oil and natural gas properties and all of our equity interests in OLLC and any future guarantor subsidiaries. Borrowings bear interest at our option of either (i) the greater of the prime rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50%, or the one-month adjusted LIBOR plus 1.0%, all of which would be subject to a margin that varies from 0.50% to 1.50% per annum according to the borrowing base usage (which is the ratio of outstanding borrowings and letters of credit to the borrowing base then in effect), or (ii) the applicable LIBOR plus a margin that varies from 1.50% to 2.50% per annum according to the borrowing base usage. The unused portion of the borrowing base is subject to a commitment fee that varies from 0.375% to 0.50% per annum. A hypothetical increase of 100 basis points in the underlying interest rate would increase our annual interest expense by $6.2 million based on our outstanding borrowings as of December 31, 2013.

A future decline in commodity prices could result in a redetermination that lowers our borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base, or we

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could be required to pledge other oil and natural gas properties as additional collateral. We do not anticipate having any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under the Credit Agreement. Additionally, we anticipate that if, at the time of any distribution, our borrowings equal or exceed the maximum percentage allowed of the then-specified borrowing base, we will not be able to pay distributions to our unitholders in any such quarter without first making the required repayments of indebtedness under the Credit Agreement. Our next semi-annual borrowing base redetermination is scheduled for May 2014.

The Credit Agreement requires us to maintain a total debt to EBITDAX (as such term is defined in the Credit Agreement) of not more than 4.0 to 1.0 and a current ratio (as such term is defined in the Credit Agreement) of not less than 1.0 to 1.0. Additionally, the Credit Agreement contains various covenants and restrictive provisions which limit our ability to incur additional debt, guarantees or liens; consolidate, merge or transfer all or substantially all our assets; make certain investments, acquisitions or certain restricted payments; modify certain material agreements; engage in certain types of transactions with affiliates; dispose of assets; prepay certain indebtedness; and to provide audited financial statements within 90 days and reviewed quarterly financial statements within 45 days after quarter end. The Credit Agreement also prohibits us from entering into commodity derivative contracts covering, in any given year, in excess of the greater of (i) 90% of our forecasted production attributable to proved developed producing reserves and (ii) 85% of our forecasted production from total proved reserves for the next two years and 75% of our forecasted production from total proved reserves thereafter, in each case, based upon production estimates in the most recent reserve report. As of December 31, 2013, we were in compliance with all of the Credit Agreement’s financial covenants.

Senior Notes

On July 30, 2012, we and our wholly-owned subsidiary QRE FC, completed a private placement to eligible purchasers of an aggregate principal amount of $300 million of our 9.25% Senior Notes, due 2020 (the “Senior Notes”). The Senior Notes were issued at 98.62% of par with interest payments to be made February 1 and August 1 each year beginning in 2013. We received approximately $291.2 million of cash proceeds, net of the discount and underwriting fees, with total net proceeds of approximately $290.2 million, after $1.0 million of offering costs. We used the net proceeds from the sale of the Senior Notes to repay borrowings outstanding under our credit facility. In 2012, we filed and completed a registration statement with the SEC to allow holders of the Senior Notes to exchange for registered Senior Notes that have substantially identical terms as the Senior Notes. The registration statement was declared effective on September 20, 2012 and the exchange offer was completed on November 7, 2012. We have the option to redeem the notes, in whole or in part, at any time on or after August 1, 2016, at the specified redemption prices together with any accrued and unpaid interest to the date of redemption, except as otherwise described below. Prior to August 1, 2016, we may redeem all or any part of the notes at the “make-whole” redemption price. In addition, prior to August 1, 2015, we may at our option, redeem up to 35% of the aggregate principal amount of the notes at the redemption price with the net proceeds of a public or private equity offering. We may be required to offer to repurchase the Senior Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event of a change of control as defined by the indenture. Our and QRE FC’s obligations under the Senior Notes are guaranteed by OLLC. In the future, the guarantees of OLLC and any future guarantors may be released or terminated under the following circumstances: (i) in connection with any sale or other disposition of all or substantially all of the properties of the guarantor; (ii) in connection with any sale or other disposition of sufficient capital stock of the guarantor so that it no longer qualifies as our Restricted Subsidiary (as defined in the indenture); (iii) if designated to be an unrestricted subsidiary; (iv) upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture; (v) upon the liquidation of such guarantor provided no default or event of default has occurred or is occurring; (vi) at such time the guarantor does not have outstanding guarantees of our, or any other guarantor’s debt; or (vii) upon merging into, or transferring all of its properties to us or another guarantor and ceasing to exist. Refer to Part II, Item 8. Financial Statements and Supplementary Data – Note 20 – Subsidiary Guarantors for further details of our guarantors.

The indenture governing the Senior Notes (the “Indenture”) restricts our ability and the ability of certain of our subsidiaries to: (i) incur additional debt or enter into sale-leaseback transactions; (ii) pay distributions on, or repurchase, equity interests; (iii) make certain investments; (iv) incur liens; (v) enter into transactions with affiliates; (vi) merge or consolidate with another company; and (vii) transfer and sell assets. These covenants are subject to a number of important exceptions and qualifications. If at any time when the Senior Notes are rated investment grade by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and no Default (as defined in

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the Indenture) has occurred and is continuing, many of such covenants will terminate and we and our subsidiaries will cease to be subject to such covenants. The Indenture also includes customary events of default. The Partnership is in compliance with all financial and other covenants of the Senior Notes.

Bridge Loan Commitment

In conjunction with the Prize Acquisition, we entered into a secured commitment (the “Bridge Loan Commitment”) to provide an additional $200 million of bank loans to fund the acquisition as needed. We did not utilize any borrowings under the commitment and, as of May 10, 2012, the Bridge Loan Commitment was terminated by us. We incurred $1.6 million of commitment fees related to the Bridge Loan Commitment which is recorded in interest expense for the year ended December 31, 2012.

Equity Offerings

On January 14, 2014, we filed an automatic registration statement on Form S-3 with the SEC to register our common units, preferred units and our debt securities, which may be co-issued by QRE FC. The registration statement also registered guarantees of debt securities by OLLC. Refer to Part II, Item 8. Financial Statements and Supplementary Data –Note 22 – Subsequent Events for details.

On December 12, 2012, we issued 12,000,000 common units representing limited partnership interests in us to the public pursuant to a registration statement filed with the SEC (the “December 2012 Equity Offering”). In conjunction with the December 2012 Equity Offering, the Partnership granted the underwriters an option for 30 days to purchase up to an additional 1,800,000 common units from the Partnership, which they exercised in full. The common units, including the units issued pursuant to the underwriters’ full exercise of their option, were issued by us at $16.24 per unit. Proceeds from the December 2012 Equity Offering, net of transaction costs of $0.2 million and underwriter’s discount of $9.0 million, were approximately $214.9 million and were used to repay an equivalent amount of borrowings under our revolving credit facility.

In connection with the December 2012 Equity Offering, QRE GP purchased 9,289 general partner units in order to maintain its 0.1% ownership percentage in us. The units were purchased at a price of $16.91 per unit for $0.2 million.

On June 1, 2012, we filed a registration statement on Form S-3 with the SEC to register, among other securities, our debt securities, which may be co-issued by QRE FC. The registration statement also registered guarantees of debt securities by OLLC.

On April 17, 2012, we issued 6,202,263 common units representing limited partnership interests in us, and the Fund sold 11,297,737 of its common units it held in us to the public pursuant to a registration statement filed with the SEC (the “April 2012 Equity Offering”). In conjunction with the April 2012 Equity Offering, the Partnership granted the underwriters an option for 30 days to purchase up to an additional 2,625,000 common units from the Partnership, which they exercised in full. The common units, including the units issued pursuant to the underwriters’ full exercise of their option, were issued by us or sold by the Fund at $19.18 per unit. Proceeds from the April 2012 Equity Offering, net of transaction costs of $0.5 million and underwriters’ discount of $6.8 million, were approximately $162 million.

On April 25, 2012, QRE GP purchased 6,018 general partner units in order to maintain its 0.1% ownership percentage in us. The units were purchased at a price of $19.18 per unit for $0.1 million.

On October 3, 2011, in exchange for the October 2011 Transferred Properties, we issued 16,666,667 Class C Convertible Preferred Units (“Preferred Units”) to the Fund. The fair value of the Preferred Units on October 1, 2011 was $21.27 per unit or $354.5 million with net assets of $252.0 million contributed to the Partnership by the Fund. The value of the Preferred Units in excess of the net assets contributed by the Fund was deemed a $102.5 million distribution from the Partnership as the October 2011 Transferred Properties were accounted for as a transaction between entities under common control and allocated pro rata to the general partner and existing limited partners.

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In January 2011, in connection with our initial public offering, the underwriters exercised their over-allotment option in full for 2,250,000 common units issued by the Partnership. Net proceeds from the sale of these common units, after deducting offering costs, were approximately $42 million.

On December 22, 2010, we completed our IPO of 15,000,000 common units representing limited partner interests in us. In connection with the IPO, we issued 11,297,737 common units and 7,145,866 subordinated units in exchange for oil and natural gas assets.

For a description of equity securities that will be and may continue to be issued to the former owners of our general partner in the future, please see Part II, Item 5. Market for Registrant’s Common Equity, Related Unitholder Matters and Issuer Purchases of Equity Securities – Deferred Class B Unit Issuances.

Commodity Derivative Contracts

Our cash flow from operations is subject to many variables, the most significant of which is the volatility of oil and natural gas prices. Oil and natural gas prices are determined primarily by prevailing market conditions, which are dependent on regional and worldwide economic activity, weather and other factors beyond our control. Our future cash flow from operations will depend on the prices of oil and natural gas and our ability to maintain and increase production through acquisitions and exploitation and development projects. Refer to Part II, Item 8. Financial Statements and Supplementary Data – Note 7 – Derivative Activities for further details of our derivative activities.

During the year ended December 31, 2013, we entered into new oil swap contracts and basis swap contracts with settlement dates ranging from 2013 through 2017. All of the new contracts were entered into with counterparties under our revolving credit facility. Additionally, in the fourth quarter of 2013 we converted WTI swaps to LLS swaps.

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The following table summarizes our oil and natural gas derivative notional amounts as of December 31, 2013 for the periods indicated through December 31, 2017.

Commodity	Index	2014	2015	2016	2017
Oil positions:
Swaps
Hedged Volume (Bbls/d)	WTI	6,715	7,356	6,293	5,547
Average price ($/Bbls)		$95.30	$93.74	$90.03	$86.23
Hedged Volume (Bbls/d)	LLS	3,000	—	—	—
Average price ($/Bbls)		$99.62	—	—	—
Basis
Hedged Volume (Bbls/d)	WTS/WTI	2,400	—	—	—
Average price ($/Bbls)		$(2.10)	—	—	—
Collars
Hedged Volume (Bbls/d)	WTI	425	1,025	1,500	—
Average floor price ($/Bbls)		$90.00	$90.00	$80.00	—
Average ceiling price ($/Bbls)		$106.50	$110.00	$102.00	—

Natural gas positions:
Swaps
Hedged Volume (MMBtu/d)	Henry Hub	26,622	7,191	11,350	10,445
Average price ($/MMBtu)		$6.18	$5.34	$4.27	$4.47
Basis Swaps (1)
Hedged Volume (MMBtu/d)	Henry Hub	17,066	14,400	—	—
Average price ($/MMBtu)		$(0.19)	$(0.19)	—	—
Collars
Hedged Volume (MMBtu/d)	Henry Hub	4,966	18,000	630	595
Average floor price ($/MMBtu)		$5.74	$5.00	$4.00	$4.00
Average ceiling price ($/MMBtu)		$7.51	$7.48	$5.55	$6.15
Puts
Hedged Volume (MMBtu/d)	Henry Hub	—	420	11,350	10,445
Average price ($/MMBtu)		—	$4.00	$4.00	$4.00

(1)	Our natural gas basis swaps are used to hedge the differential between Henry Hub and various points.

For more information on the oil and natural gas derivative positions and resulting adjusted prices in place as of December 31, 2013, see Part II, Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Interest Rate Derivatives

In an effort to mitigate exposure to changes in market interest rates, we have entered into interest rate swaps that effectively fix the LIBOR component on our outstanding variable rate debt. The changes in the fair value of these instruments are recorded in current earnings.

During the year ended December 31, 2013, we entered into new interest rate swaps with settlement dates through 2016. All of the new contracts were entered into with various counterparties.

Counterparty Exposure

As of December 31, 2013, our open commodity derivative contracts were in a net asset position. All of our commodity derivative contracts are with major financial institutions. Should one of these financial counterparties not perform, we may not realize the benefit of some of our derivative instruments under lower commodity prices and we could incur a loss. Although we have the ability to elect to enter into netting agreements with certain of our counterparties, we have properly presented all asset and liability positions without netting. As of December 31, 2013, all of our counterparties have performed pursuant to their commodity derivative contracts.

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The following table presents our commodity derivative asset and liability positions with our counterparties both before and after credit risk adjustments as of December 31, 2013:

	Gross	Credit Risk Adjustment	Adjusted
Assets	$90,509	$(893)	$89,616
Liabilities	(7,228)	135	(7,093)

Net	83,281	(758)	82,523

Cash Flows

Cash flows provided (used) by type of activity were as follows for the periods indicated:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net cash provided by (used in):
Operating activities	$202,145	$227,150	$112,557
Investing activities	(218,195)	(592,279)	(72,143)
Financing activities	(2,426)	379,532	(25,176)

Operating Activities

Our cash flows from operating activities for 2013 decreased by $25.0 million primarily due to changes in working capital attributable to the oil and natural gas properties acquired in 2012 and the third quarter of 2013, an increase in allocated general and administrative expenses we reimbursed to QRM, a decrease in cash settlements on commodity derivatives and an increase in cash interest expense mainly attributable to the Senior Notes issued in July 2012. These decreases were partially offset by higher operating margins due to the oil and natural gas properties acquired in 2012 and the third quarter of 2013. Our cash flows from operating activities for 2012 increased by $114.6 million primarily due to gains on our commodity contracts as compared to losses in 2011 due to the modification of certain oil derivative contracts during 2011. Also contributing to the increase in operating cash flow during 2012 was the management of our working capital.

Investing Activities

Our principal recurring investing activity is the acquisition and development of oil and natural gas properties. As a result, cash flows from investing activities usually result in a net usage of cash for the periods presented.

Our cash flows used in investing activities for 2013 decreased by $374.1 million primarily due to lower purchase price for oil and gas acquisitions and lower capital spending during the year. Our cash flows used in investing activities for 2012 increased by of $520.1 million primarily due to higher purchase price for oil and gas acquisitions and higher capital spending attributable to our drilling activities during 2012.

Financing Activities

Our cash flows used in financing activities for 2013 decreased by $382.0 million primarily due to the issuance of the Senior Notes in July 2012 and the equity offerings in April and December 2012. Our cash flows from financing activities for 2012 increased by $404.7 million primarily due to the issuance of the Senior Notes in July 2012 and the equity offerings in April and December 2012. These increases were partially offset by net repayments of debt and an increase in distributions to unitholders.

Capital Requirements and Distributions

Capital Requirements

Growth capital expenditures are capital expenditures that are expected to increase our production and the size of our asset base. The primary purpose of growth capital is to acquire producing assets that will increase our distributions per unit and secondarily increase the rate of development of and production from our existing properties in a manner which is expected to be accretive to our unitholders. We are actively engaged in the

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acquisition of oil and natural gas properties. We would expect to finance any significant acquisitions of oil and natural gas properties in 2014 through a combination of cash, borrowings under our credit facility and the issuance of debt and equity securities. Growth capital expenditures on existing properties may include projects on our existing asset base, like horizontal re-entry programs that increase the rate of production and provide new areas of future reserve growth. Although we closed acquisitions in 2013, as discussed in Part II, Item 8. Financial Statements and Supplementary Data – Note 4– Acquisitions, we cannot estimate further growth capital expenditures related to acquisitions, including potential acquisitions of producing properties from the Fund, as we cannot be certain that we will be able to identify attractive properties or, if identified, that we will be able to negotiate acceptable purchase contracts. Maintenance capital expenditures are capital expenditures that we expect to make on an ongoing basis to maintain our production and asset base. The primary purpose of maintenance capital is to maintain our production and asset base at a steady level over the long-term in order to maintain our distributions per unit.

During the year ended December 31, 2013, we expended $98.5 million of capital expenditures, of which we estimated $69 million to be maintenance capital expenditures. We currently expect 2014 total capital spending for growth and maintenance of our oil and natural gas properties to be approximately $101.6 million. For 2014, we have estimated our maintenance capital expenditures to be approximately $72.0 million.

The amount and timing of our capital expenditures is largely discretionary and within our control, with the exception of certain projects managed by other operators. If oil and natural gas prices decline below levels we deem acceptable, we may defer a portion of our planned capital expenditures until later periods. Accordingly, we routinely monitor and adjust our capital expenditures in response to changes in oil and natural gas prices, drilling and acquisition costs, industry conditions and internally generated cash flow. Matters outside of our control that could affect the timing of our capital expenditures include obtaining required permits and approvals in a timely manner and the availability of rigs and labor crews. Based on our current oil and natural gas price expectations, we anticipate that our cash flow from operations and available borrowing capacity under our credit facility will exceed our planned capital expenditures and other cash requirements for 2014. However, future cash flows are subject to a number of variables, including the level of our oil and natural gas production and the prices we receive for our oil and natural gas production. There can be no assurance that our operations and other capital resources will provide cash in amounts that are sufficient to maintain our planned levels of capital expenditures.

Due to our cash distribution policy, we expect that we will distribute to our unitholders most of the cash generated by our operations above maintenance capital expenditures. As a result, we expect that we will rely upon external financing sources, including debt and common unit issuances, to finance any significant acquisition of oil and natural gas properties in 2014.

Distributions

Our partnership agreement, as amended, requires that within 45 days after the end of each quarter, or, in our general partner’s sole discretion, in three equal installments within 15, 45, and 75 days following the end of each quarter, we distribute all of our available cash to preferred unitholders, in arrears, and common unitholders of record on the applicable record date, as determined by QRE GP.

Commencing with respect to the fourth quarter of 2013, we distribute available cash to common unitholders on a monthly basis. We intend to continue to make regular cash distributions to unitholders on a monthly or quarterly basis, although there is no assurance as to the future cash distributions since they are dependent upon future earnings, cash flows, capital requirements, financial condition and other factors. Our credit facility prohibits us from making cash distributions if any potential default or event of default, as defined in our credit facility, occurs or would result from the cash distribution.

In December 2013, the Board of Directors approved the first monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in January 2014 to the unitholders of record as of January 13, 2014. This distribution was recorded in the fourth quarter 2013.

In January 2014, the Board of Directors approved the second monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in February 2014 to the unitholders of record as of February 10, 2014.

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In February 2014, the Board of Directors’ approved the third monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which will be paid in March 2014 to the unitholders of record as of March 10, 2014. The third monthly distribution, with the first and second monthly distributions, will aggregate to a total distribution of $0.4875 per unit with respect to the fourth quarter 2013.

On February 22, 2013, our general partner elected to convert the full 80% of the fourth quarter 2012 management incentive fee to which it was entitled and, on March 4, 2013, received 6,133,558 Class B units, which are immediately convertible into common units at the election of our general partner. The general partner was eligible to receive a distribution on the Class B units related to the fourth quarter 2012 and will be eligible for future distributions.

On March 2, 2014, we completed the GP Buyout Transaction. For a description of the Class B units that will be and may continue to be issued to the former owners of our general partner in the future, please see Part II, Item 5. Market for Registrant’s Common Equity, Related Unitholder Matters and Issuer Purchases of Equity Securities –Deferred Class B Unit Issuances.

On October 3, 2011, we issued 16,666,667 Class C preferred units to the Fund as payment for the October 2011 Transferred Properties. These units receive annualized distributions of $0.84 per Preferred Unit beginning with the cash distribution for the fourth quarter of 2011 paid in February 2012. The annual distribution payable to preferred unitholders will approximate $14.0 million. Beginning on January 1, 2015, distributions on Preferred Units will be the greater of $0.475 per unit or the distribution payable on the Common Units with respect to such quarter.

Contractual Obligations

In the table below, we set forth our contractual cash obligations as of December 31, 2013. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

	Payments Due by Period
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Total principal debt (1)	$915,000	$—	$615,000	$—	$300,000
Estimated interest payments (2)	254,840	49,072	134,080	55,500	16,188
Asset retirement obligations (3)	155,321	4,310	4,582	5,467	140,962

Total	$1,325,161	$53,382	$753,662	$60,967	$457,150

(1)	Total balance of our senior secured credit facility will mature in April 2017 and our Senior Notes will mature in 2020.
(2)	Amounts represent the expected cash payments for interest based on the debt outstanding under our credit facility, unused portion of our credit facility, letters of credit issued under our credit facility and the Senior Notes as of December 31, 2013. Rates used to calculate these estimated payments ranged from 2.24% to 3.50% on the unhedged portion of debt outstanding under the credit facility, 3.75% weighted average interest rate on the hedged portion of debt outstanding under the credit facility, a 0.5% commitment fee on the $311.5 million unused portion of the credit facility, 2.0% on the letter of credit outstanding and 9.25% on the Senior Notes.
(3)	Present value of obligations at December 31, 2013.

Off–Balance Sheet Arrangements

As of December 31, 2013, we had no off–balance sheet arrangements.

Pensions and Post-Retirement Benefits

For discussion of pension and post-retirement benefits, see Part II, Item 8. Financial Statements and Supplementary Data – Note 9 – Pensions and Postretirement Benefits.

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Environmental Commitments

For discussion of environmental contingencies, see Part II, Item 8. Financial Statements and Supplementary Data – Note 11 – Commitments and Contingencies.

Recently Issued Accounting Pronouncements

For a discussion of recent accounting pronouncements that will affect us, see Part II, Item 8. Financial Statements and Supplementary Data – Note 2 – Summary of Significant Accounting Policies.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including the effects of adverse changes in commodity prices and interest rates as described below.

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Our major market risk exposure is in the pricing that we receive for our oil and natural gas production. Realized pricing is primarily driven by the spot market prices applicable to our oil and natural gas production. Pricing for oil and natural gas has been volatile for several years, and we expect this volatility to continue in the future. The prices we receive for our oil and natural gas production depend on many factors outside of our control, such as the strength of the global economy.

In order to reduce the impact of fluctuations in oil and natural gas prices on our revenues, or to protect the economics of property acquisitions, we intend to periodically enter into commodity derivative contracts with respect to a significant portion of our estimated oil and natural gas production through various transactions that fix the future prices received. These transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty. Additionally, we may enter into collars, whereby we receive the excess, if any, of the fixed floor over the floating rate or we pay the excess, if any, of the floating rate over the fixed ceiling price. These hedging activities are intended to support oil and natural gas prices at targeted levels and to manage our exposure to oil and natural gas price fluctuations.

Swaps. In a typical commodity swap agreement, we receive the difference between a fixed price per unit of production and a price based on an agreed upon published third-party index, if the index price is lower than the fixed price. If the index price is higher, we pay the difference. By entering into swap agreements, we effectively fix the price that we will receive in the future for the hedged production. Our current swaps are settled in cash on a monthly basis.

We use swaps as a mechanism for managing commodity price risk whereby we pay the counterparty floating prices and receive fixed prices from the counterparty. By entering into swap agreements, we will mitigate the effect on our cash flows of changes in the prices we receive for our oil and natural gas production. These transactions are settled based upon the NYMEX-WTI or Argus LLS price of oil and NYMEX-Henry Hub price of natural gas.

Interest Rate Risk

As of December 31, 2013, we had debt outstanding under our revolving credit facility of $615 million. Our hedging policy provides for the use of interest rate swaps to reduce the exposure to market rate fluctuations by converting variable interest rates to fixed interest rates. We are exposed to market risk on our open contracts, to the extent of changes in LIBOR. However, the market risk exposure on these contracts is generally offset by the increase or decrease in our interest expense. Further, if our counterparties defaulted, this protection might be limited

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as we might not receive the benefits of the contracts. For additional information please refer to Part II, Item 8. Financial Statements and Supplementary Data – Note 7 – Derivative Activities.

Counterparty and Customer Credit Risk

Joint interest receivables arise from entities which own partial interests in the wells we operate. These entities participate in our wells primarily based on their ownership in leases on which we drill. We have limited ability to control participation in our wells. We are also subject to credit risk due to the concentration of our oil and natural gas receivables with several significant customers. See Part I, Item 1. Business for further detail about our significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. In addition, our oil and natural gas derivative contracts expose us to credit risk in the event of nonperformance by counterparties. As of December 31, 2013, our open commodity derivative contracts were in a net asset position with a fair value of $72.1 million. Should one of the counterparties to our commodity derivative contracts not perform, we may not realize the benefit of some of our derivative instruments under lower commodity prices and we could incur a losses.

While we do not require our customers to post collateral and do not have a formal process in place to evaluate and assess the credit standing of our significant customers or the counterparties on our derivative contracts, we do evaluate the credit standing of our customers and such counterparties as we deem appropriate under the circumstances. This evaluation may include reviewing a counterparty’s credit rating and latest financial information or, in the case of a customer with which we have receivables, reviewing their historical payment record, the financial ability of the customer’s parent company to make payment if the customer cannot and undertaking the due diligence necessary to determine credit terms and credit limits. The counterparties on our derivative contracts currently in place are lenders under our Predecessor’s credit facilities, with investment grade ratings and we are likely to enter into any future derivative contracts with these or other lenders under our credit facility that also carry investment grade ratings. Several of our significant customers for oil and natural gas receivables have a credit rating below investment grade or do not have rated debt securities. In these circumstances, we have considered the lack of investment grade credit rating in addition to the other factors described above.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements, together with the report of our independent registered public accounting firm begin on page F-1 of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

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ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As required by Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), we have evaluated, under the supervision and with the participation of our Chief Executive Officer, our principal executive officer and Chief Financial Officer, our principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. As a result of the evaluation, the principal executive officer and the principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2013.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a -15(f) and 15d -15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It consists of policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (1992)”. As a result of the assessment, management determined that we maintained effective internal control over financial reporting as of December 31, 2013 based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Through a purchase business combination, we acquired a controlling interest in ETSWDC in connection with the 2013 East Texas Acquisition on August 6, 2013. We excluded this non-wholly owned subsidiary from the scope of our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013. ETSWDC total assets and total revenues represent 2.2% and 2.2%, respectively, of our consolidated financial statement amounts as of and for the year ended December 31, 2013.

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CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter of 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

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PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

As is the case with many publicly traded partnerships, we do not directly employ officers, directors or employees. Our operations and activities are managed by Quantum Resources Management, an affiliate of our general partner. References herein to our officers, directors and employees are references to the officers, directors and employees of Quantum Resources Management.

Our general partner is not elected by our unitholders and will not be subject to re–election on a regular basis in the future. Prior to the GP Buyout Transaction, unitholders were not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. Following the GP Buyout Transaction, our general partner is owned by us and we anticipate that unitholders will begin electing the directors of our general partner in June 2015.

Our general partner owes a fiduciary duty to our unitholders. However, our partnership agreement contains provisions that reduce the fiduciary duties our general partner owes to our unitholders. Our general partner will be liable for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly nonrecourse to it. Whenever possible, our general partner therefore may cause us to incur indebtedness or other obligations that are nonrecourse to it.

Board Leadership Structure and Role in Risk Oversight

Leadership of our general partner’s board of directors is vested in a chairman of the board. Although our Chief Executive Officer currently does not serve as chairman of the board of directors of our general partner, we currently have no policy prohibiting our current or any future chief executive officer from serving as chairman of the board. The board of directors, in recognizing the importance of the board of directors having the ability to operate independently, determined that separating the roles of chairman of the board and Chief Executive Officer is advantageous for us and our unitholders. Our general partner’s board of directors has also determined that having the Chief Executive Officer serve as a director enhances understanding and communication between management and the board of directors, allows for better comprehension and evaluation of our operations and ultimately improves the ability of the board of directors to perform its oversight role.

The management of enterprise-level risk may be defined as the process of identification, management and monitoring of events that present opportunities and risks with respect to the creation of value for our unitholders. The board of directors of our general partner has delegated to management the primary responsibility for enterprise-level risk management, while retaining responsibility for oversight of our executive officers in that regard. Our executive officers offer an enterprise-level risk assessment to the board of directors at least once every year.

Directors and Executive Officers

The following table sets forth certain information regarding the current directors and executive officers of our general partner. There are no family relationships among any of the current directors and executive officers of our general partner. The directors of our general partner serve at the discretion of the owners of our general partner. The officers of our general partner serve at the discretion of the board of directors.

Name	Age	Position with our General Partner
Alan L. Smith	51	Chief Executive Officer and Director
John H. Campbell, Jr.	56	President, Chief Operating Officer and Director
Cedric W. Burgher	53	Chief Financial Officer
Mark P. Castiglione	42	Sr. Vice President, Business Development
Patrick Wagner	49	Sr. Vice President, Western Business Unit
Paul W. Geiger, III	42	Sr. Vice President, Eastern Business Unit
Gregory S. Roden	55	Sr. Vice President, Secretary and General Counsel
Toby R. Neugebauer	43	Director
Donald E. Powell (1)	72	Director
Stephen A. Thorington (2)	58	Director
S. Wil VanLoh, Jr.	43	Director
Richard K. Hebert (3)	62	Director
Donald D. Wolf	70	Chairman of the Board

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(1)	Chairman of the conflicts committee and member of the audit committee and the compensation committee.
(2)	Chairman of the audit committee and member of the conflicts committee and the compensation committee.
(3)	Chairman of the compensation committee and member of the audit committee and the conflicts committee.

Our general partner’s directors hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors. There are no family relationships among any of our general partner’s directors or executive officers. In selecting and appointing directors to the board of directors, the owners of our general partner do not intend to apply a formal diversity policy or set of guidelines. However, when appointing new directors, the owners of our general partner will consider each individual director’s qualifications, skills, business experience and capacity to serve as a director, as described below for each director, and the diversity of these attributes for the board of directors as a whole.

Alan L. Smith is the Chief Executive Officer and a member of the board of directors of our general partner. Mr. Smith also serves as a Venture Partner and is a member of the Investment Committee with Quantum Energy Partners. Prior to becoming the Chief Executive Officer of Quantum Resources Management in 2009, Mr. Smith served as a Managing Director with Quantum Energy Partners and as Chairman of Chalker Energy Partners II, LLC, both beginning in 2006. From 2003 until 2006, Mr. Smith served as the President and CEO of Chalker Energy Partners I, LLC, a private oil and natural gas exploration and production company he co-founded, which was funded by Quantum Energy Partners. From 2001 until 2003, Mr. Smith served as the Vice President of Business Development at Ocean Energy, Inc. and from 1999 to 2001 he was the Asset Manager for an onshore business unit at Ocean Energy. Prior to 1999, Mr. Smith served in positions of increasing responsibility at XPLOR Energy, Inc., Ryder Scott Company, Burlington Resources and Vastar Resources/ARCO Oil and Gas Company. From June 2006 to June 2007, Mr. Smith served on the board of directors of Linn Energy, LLC. Mr. Smith currently serves on the board of QA Global GP, LLC, the entity controlling the Fund. He also has been a board member of certain entities of Chalker Energy Partners since 2003, and was a board member of Vantage Energy, LLC from 2006 to 2011. He serves as a board member for the Southeastern Region Independent Petroleum Association of America (“IPAA”), an advisory board member of the A&D Watch, a Hart’s publication, and also serves in an advisory capacity to the Texas Tech Department of Petroleum Engineering. Mr. Smith is also a member of the Gulf States chapter of the Young Presidents’ Organization. We believe that Mr. Smith’s extensive experience in the energy industry and his relationships with Quantum Resources Management and Quantum Energy Partners, particularly his service as the Chief Executive Officer of Quantum Resources Management, bring important experience and skill to the board of directors.

John H. Campbell, Jr. is the President and Chief Operating Officer and a member of the board of directors of our general partner. Mr. Campbell also serves as a Venture Partner with Quantum Energy Partners. Prior to becoming the President and Chief Operating Officer of Quantum Resources Management in 2009, Mr. Campbell served as a Managing Director with Quantum Energy Partners beginning in 2003. Prior to joining Quantum Energy Partners in 2003, Mr. Campbell served as Senior Vice President Operations for North America Onshore for Ocean Energy, Inc. from 1998 to 2003, where he was responsible for the company’s extensive onshore oil and natural gas operations. He joined Ocean in 1998 from Burlington Resources, Inc. where, over a period of eleven years, he served in a variety of engineering, operational and management positions. Prior to Burlington, he was a field engineer with Schlumberger Ltd. from 1982 to 1985. Over the years, he has led the technical and capital allocation efforts for major onshore and offshore assets, as well as the evaluation of numerous property acquisitions and mergers. Mr. Campbell also serves on the board of QA Global GP, LLC, the entity controlling the Fund. We believe that Mr. Campbell’s extensive experience in the energy industry, particularly his background and experience in the engineering and operational aspects of exploration and production activities, bring important experience and skill to the board of directors.

Cedric W. Burgher has been the Chief Financial Officer of our general partner since its inception in 2010. Mr. Burgher formerly served as a Managing Director of Quantum Energy Partners from May 2008 to October 2010. Since 2009, Mr. Burgher has served as a director of Quantum Energy Partners’ portfolio company, Chalker Energy Partners II and III, LLC. Prior to joining Quantum, Mr. Burgher served as the Chief Financial Officer of KBR, Inc., a global engineering, construction and services company, from 2005 until 2008. Prior to KBR, Mr. Burgher served as the Chief Financial Officer of Burger King Corporation, and prior to that he held

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management positions with Halliburton Company, Enron, EOG Resources and Baker Hughes following several years in the banking industry. Mr. Burgher is a Chartered Financial Analyst (CFA).

Mark Castiglione is Senior Vice President, Business Development for QR Energy. Mr. Castiglione also serves as Senior Vice President, Business Development for Quantum Resources Management. He is responsible for leading the company’s business development, acquisition and divestiture efforts. Prior to joining Quantum in early 2010, Mark was the Vice President of Acquisitions & Divestitures for El Paso Corporation from November 2009 to February 2010. He served as Vice President – Business Development for El Paso Exploration & Production from June 2008 to October 2009 and as Director – Business Development from March 2007 to June 2008. Mark’s background includes oil and gas experience in business development, corporate finance, asset management and engineering. His positions prior to El Paso include Group Lead of the Deep Bossier Development for EnCana Oil & Gas (USA) Inc. and Manager of Worldwide Acquisitions & Divestitures for Burlington Resources. Mark also previously held positions in the investment banking group of Simmons & Company International and Enron Corporation. He began his career as reservoir engineer for Burlington Resources in the San Juan Basin. Mark serves on the advisory board of the department of Petroleum Engineering at Texas Tech University.

Paul W. Geiger, III serves as Senior Vice President, Eastern Business Unit for QR Energy. Mr. Geiger also serves as Senior Vice President, Eastern Business Unit for Quantum Resources Management. He has responsibility for production engineering, asset operations and exploitation in the Ark-La-Tex and Gulf Coast areas. Paul’s background in domestic onshore operations management and engineering, enhanced oil recovery, and technical and business optimization of assets allow him to lead his team to excellence and best-in-class performance. Prior to joining Quantum in 2009, Paul was employed by Anadarko Petroleum where he served as U.S. Business Development Manager from 2006 to 2008, Manager EHS, Regulatory U.S. Onshore from 2005 to 2006 and as Production Manager from 1998 to 2002. Paul has also served in production operations management, HSE, business, and technical positions of increasing responsibility with Southwestern Energy, Howell Petroleum and Burlington Resources (Meridian Oil).

Patrick J. Wagner is Senior Vice President, Western Business Unit for QR Energy. Mr. Wagner also serves as Senior Vice President, Western Business Unit for Quantum Resources Management. He is responsible for managing the companies’ efforts to maximize asset value in the Permian Basin and Mid-Continent areas. Prior to joining Quantum in early 2012, Pat served as a Managing Director at Scotia Waterous from November 2010 to January 2012, the oil and gas arm of Scotiabank, where he managed the firm’s U.S. technical team and provided technical leadership for mergers, acquisitions and divestitures. Before joining Scotia in 2010, Pat was Vice President of Gulf of Mexico for Devon Energy from June 2009 to August 2010. Pat served as Vice President, Gulf Shelf for Devon Energy from January 2007 to May 2009 and as Manager, International Exploitation from May 2003 to December 2006. Pat played a lead role in Devon’s $4 billion divestiture of their assets in 2010. Prior to joining Devon, Pat served as a Reservoir Engineer Specialist for Ocean Energy from May 2000 to June 2001, as Manager, Acquisitions and Divestitures from June 2001 to February 2002, and as Manager, International Exploitation from February 2002 to April 2004. Prior to joining Ocean, Pat was a Senior Vice President and led the Houston office of a petroleum consulting firm. He began his career as a Project Engineer with Exxon Company, U.S.A.

Gregory S. Roden is the Senior Vice President and General Counsel of our general partner. Since 2009, Mr. Roden has served as Vice President and General Counsel of Quantum Resources Management. From 2005 to 2009, Mr. Roden was Senior Counsel for Devon Energy supporting their Southern and Gulf of Mexico Divisions. From 2003 to 2005, Mr. Roden worked for BP on various LNG regasification projects in the U.S. and in support of BP’s products trading floor. Mr. Roden served as Ocean Energy’s Assistant General Counsel for Onshore Domestic Operations from 2000 to 2003. Mr. Roden commenced his legal practice in 1992 as an oil and natural gas attorney specializing in acquisitions and divestitures with Akin, Gump, Strauss, Hauer and Feld, LLP. Prior to becoming an attorney, Mr. Roden worked from 1980 to 1989 for Exxon Company USA as an engineer in various natural gas production, processing, marketing and management positions.

Toby R. Neugebauer is a member of the board of directors of our general partner. Since 1998, Mr. Neugebauer has been a Managing Partner of Quantum Energy Partners, a private equity firm specializing in the energy industry which he co-founded in 1998. Prior to co-founding Quantum Energy Partners, Mr. Neugebauer co-founded Windrock Capital, Ltd., an energy investment banking firm specializing in raising private equity and providing merger, acquisition and divestiture advice for energy companies. Before co-founding Windrock Capital, Ltd. in 1994, Mr. Neugebauer was an investment banking analyst in Kidder, Peabody & Co.’s Natural Resources Group

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where he worked on corporate debt and equity financings, mergers, acquisitions and other highly structured transactions for energy and energy-related companies. Mr. Neugebauer currently serves on the boards of a number of portfolio companies of Quantum Energy Partners, all of which are private energy companies. Mr. Neugebauer also serves on the board of QA Global GP, LLC, which is the entity controlling the Fund. From January through June 2006, Mr. Neugebauer served as the Chairman of the board of directors of Linn Energy, LLC, and he was involved in the founding of Legacy Reserves LP. Mr. Neugebauer’s extensive experience from investing in the energy industry over the past thirteen years and serving as a director for numerous private energy companies brings unique and valuable skills to the board of directors.

Donald E. Powell serves on the board of directors of our general partner. Mr. Powell is chairman of the conflicts committee and a member of the audit committee and compensation committee. He served as a member of the board of directors of Bank of America Corporation since 2009 to 2013 and a member of the board of directors of Stone Energy Corporation since 2008. Mr. Powell served as the Federal Coordinator of Gulf Coast Rebuilding from 2005 until 2008. Prior to 2005, Mr. Powell was the 18th Chairman of the Federal Deposit Insurance Corporation, where he served from 2001 until 2005. Mr. Powell served on the Board of Regents of Texas A&M University System from 1995 to 2001 (served as chairman for four years). Mr. Powell previously served as President and Chief Executive Officer of the First National Bank of Amarillo, where he started his banking career in 1971. He was awarded the Presidential Citizens Medal by President George W. Bush in 2008. Mr. Powell was selected to serve as a director because of his vast financial experience, which brings a unique and valuable experience to the audit committee, conflicts committee, compensation committee and board of directors.

Stephen A. Thorington serves on the board of directors of our general partner. Mr. Thorington is chairman of the audit committee and a member of the conflicts and compensation committees. Mr. Thorington served as Executive Vice President and Chief Financial Officer of Plains Exploration & Production Company from 2002 until he retired from that position in 2006. Mr. Thorington also served as Executive Vice President and Chief Financial Officer of Plains Resources, Inc. from 2002 until 2004. From 1999 to 2002 he was Senior Vice President-Finance & Corporate Development of Ocean Energy, Inc. and from 1996 until 1999 he was Vice President-Finance of Seagull Energy Company. Prior to 1996, Mr. Thorington was a Managing Director of Chase Securities and the Chase Manhattan Bank. Mr. Thorington has been a director of KMG Chemicals, Inc. since 2007 and a director of EQT Corporation since 2010. Mr. Thorington’s industry, financial and executive experiences enable him to make valuable contributions to our audit committee, conflicts committee, compensation committee and board of directors.

S. Wil VanLoh, Jr. is a member of the board of directors of our general partner. Mr. VanLoh is the President and Chief Executive Officer of Quantum Energy Partners, which he co-founded in 1998. Quantum Energy Partners manages a family of energy-focused private equity funds, with more than $5.7 billion of capital under management. Mr. VanLoh is responsible for the leadership and overall management of the firm. Additionally, he leads the firm’s investment strategy and capital allocation process, working closely with the investment team to ensure its appropriate implementation and execution. He oversees all investment activities, including origination, due diligence, transaction structuring and execution, portfolio company monitoring and support and transaction exits. Prior to co-founding Quantum Energy Partners, Mr. VanLoh co-founded Windrock Capital, Ltd., an energy investment banking firm specializing in providing merger, acquisition and divestiture advice to and raising private equity for energy companies. Prior to co-founding Windrock in 1994, Mr. VanLoh worked in the energy investment banking groups of Kidder, Peabody & Co. and NationsBank. Mr. VanLoh currently serves on the boards of a number of portfolio companies of Quantum Energy Partners, all of which are private energy companies. Mr. VanLoh also serves on the board of QA Global GP, LLC, which is the entity controlling the Fund. Mr. VanLoh served on the board of directors of the general partner of Legacy Reserves LP from its founding to August 1, 2007 and was also involved in the founding of Linn Energy, LLC. We believe that Mr. VanLoh’s extensive experience, both from investing in the energy industry over the past fifteen years and serving as director for numerous private energy companies, brings important and valuable skills to the board of directors.

Richard K. Hebert serves on the board of directors of our general partner. Mr. Hebert is chairman of the compensation committee and a member of our audit committee and conflicts committee. Mr. Hebert is a Managing Member of Consolidated Oil & Gas, LLC and Consolidated Property Interests, LLC, both of which he co-founded in 2008-2009. He also serves on the board of Forge Energy. Mr. Hebert has more than 35 years of experience in the upstream oil and gas industry. Mr. Hebert served as the Chairman and Chief Executive Officer of Devonshire Energy, as President, Chief Executive Officer, and Chief Operating Officer of Howell Corporation, and as the Chief Executive Officer of Voyager Energy Corp, which he co-founded, prior to Voyager being acquired by Howell. Mr.

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Hebert also served in executive and managerial roles at Burlington Resources and managerial and technical roles at Mobil Oil, Inc. and Superior Oil, Inc. He began his career in 1974 as a production and reservoir engineer with Amoco Production Company. Mr. Hebert’s industry and executive experiences enable him to make valuable contributions to our compensation committee, audit committee, conflicts committee, and board of directors.

Donald D. Wolf serves as the Chairman of the board of directors of our general partner. Previously, Mr. Wolf served as the Chief Executive Officer of Quantum Resources Management from 2006 until 2009 and he continues to serve as the Chief Executive Officer of the general partner of the Fund. Prior to serving as the Chief Executive Officer of Quantum Resources Management, Mr. Wolf served as President and Chief Executive Officer of Aspect Energy, LLC, from 2004 until 2006. Prior to joining Aspect, Mr. Wolf served as Chairman and Chief Executive Officer of Westport Resources Corporation from 1996 to 2004. Mr. Wolf has also served as President and Chief Operating Officer of United Meridian Corporation from 1994 to 1996; President and Chief Executive Officer of General Atlantic Resources, Inc. from 1981 to 1993; and Co-Founder and President of Terra Marine Energy Company from 1977 to 1981. He began his career in 1965 with Sun Oil Company in Calgary, Alberta, Canada, working in operations and land management. Following Sun Oil Company, he assumed land management positions with Bow Valley Exploration, Tesoro Petroleum Corp. and Southland Royalty Company from 1971 through 1977. Mr. Wolf currently serves as a director of MarkWest Energy Partners, L.P., Enduring Resources, LLC, Laredo Petroleum, LLC, and Aspect Energy, LLC. Mr. Wolf also serves on the board of QA Global GP, LLC, the entity controlling the Fund. Mr. Wolf is a former director of the Independent Petroleum Association of Mountain States. We believe that Mr. Wolf’s extensive experience in the energy industry, most notably in serving as Chief Executive Officer of Westport Resources Corporation for eight years, bring substantial experience and leadership skill to the board of directors.

Composition of the Board of Directors

Our general partner’s board of directors consists of eight members. The board of directors holds regular and special meetings at any time as may be necessary. Regular meetings may be held without notice on dates set by the board from time to time. Special meetings of the board or meetings of any committee thereof may be called by written request authorized by any member of the board or a committee thereof on at least 48 hours prior written notice to the other members of the board or committee. A quorum for a regular or special meeting will exist when a majority of the members are participating in the meeting either in person or by telephone conference. Any action required or permitted to be taken at a board meeting may be taken without a meeting, without prior notice and without a vote provided a consent or consents in writing, setting forth the action so taken, are signed by at least as many members of the board as would have been required to take such action at a meeting of the board or such committee.

Non-Management Executive Sessions and Unitholder Communications

NYSE listing standards require regular executive sessions of the non-management directors of a listed company, and an executive session for independent directors at least once a year. At each quarterly meeting of our general partner’s board of directors, all of the directors will meet in an executive session. At least annually, our independent directors will meet in an additional executive session without management participation or participation by non-independent directors. Don Powell presides over all non-management independent executive sessions.

Interested parties can communicate directly with non–management directors by mail in care of QR Energy, LP, 1401 McKinney Street, Suite 2400, Houston, Texas 77010. Such communications should specify the intended recipient or recipients. Commercial solicitations or communications will not be forwarded.

Committees of the Board of Directors and Independence Determination

Our general partner’s board of directors has established an audit committee, a conflicts committee and a compensation committee. The charters of each committee are posted under the “Investor Relations” section of our website at www.qrenergylp.com.

Because we are a limited partnership, the listing standards of the NYSE do not require that we or our general partner have a majority of independent directors or a compensation committee, or nominating and corporate

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governance committee of the board of directors. We are, however, required to have an audit committee, all of whose members are required to be “independent” under NYSE standards.

Pursuant to the NYSE listing standards, a director will be considered independent if the board determines that he or she does not have a material relationship with our general partner or us (either directly or indirectly as a partner, unitholder or officer of an organization that has a material relationship with our general partner or us) and otherwise meets the board’s stated criteria for independence. The NYSE listing standards specify the criteria by which the independence of directors will be determined, including guidelines for directors and their immediate family members with respect to employment or affiliation with us or with our independent public accountants. Our general partner’s board of directors has affirmatively determined Messrs. Thorington, Hebert and Powell satisfy the NYSE and SEC requirements for independence.

Audit Committee

The audit committee consists of Messrs. Thorington (Chairman), Hebert, and Powell, all of whom meet the independence and experience standards established by the NYSE and the Exchange Act for audit committee members. Our general partner’s board of directors has determined that each of Messrs. Thorington and Powell is an “audit committee financial expert” as defined under SEC rules.

The audit committee assists the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee also reviews our oil and natural gas reserve estimation processes.

The audit committee has the sole authority and responsibility to retain and terminate our independent registered public accounting firm, resolve disputes with such firm, approve all auditing services and related fees and the terms thereof and pre–approve any non–audit services to be rendered by our independent registered public accounting firm. The audit committee is also responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm is given unrestricted access to the audit committee and meets with the audit committee on a regularly scheduled basis. The audit committee may also engage the services of advisors and accountants as it deems advisable.

Conflicts Committee

The conflicts committee consists of Messrs. Powell (Chairman), Hebert and Thorington, all of whom meet the independence standards established by the NYSE. The conflicts committee reviews specific matters that the board of directors believes may involve conflicts of interest. The conflicts committee will then determine if the conflict of interest has been resolved in accordance with our partnership agreement. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Compensation Committee

The NYSE rules do not require a publicly traded limited partnership’s board of directors to have a standing compensation committee. However, our general partner’s board of directors has elected to establish a compensation committee. The compensation committee consists of Messrs. Hebert (Chairman), Powell and Thorington, all of whom meet the independence standards established by the NYSE for compensation committee members. The compensation committee also periodically reviews specific matters and makes recommendations to the board of directors related to the compensation for executive officers, compensation for directors and the Partnership’s issuance and award of units under its long-term incentive program. The compensation committee may also engage the services of advisors as it deems advisable to carry out its duties.

Meetings and Other Information

During 2013, the board of directors held six regularly scheduled and special meetings, the audit committee held eight meetings, the conflicts committee held nine meetings and the compensation committee held four meetings. None of our directors attended fewer than 75% of the aggregate number of meetings of the board of directors and committees of the board on which the director served.

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Our partnership agreement provides that the general partner manages and operates us and that, unlike holders of common stock in a corporation, unitholders only have limited voting rights on matters affecting our business or governance. Accordingly, we do not hold annual meetings of unitholders.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires executive officers and directors of our general partner and persons who beneficially own more than 10% of a class of our equity securities registered pursuant to Section 12 of the Exchange Act to file certain reports with the SEC and the NYSE concerning their beneficial ownership of such securities.

Based solely on a review of the copies of reports on Forms 3, 4 and 5 and amendments thereto furnished to us and written representations from the executive officers and directors of our general partner, we believe that during the year ended December 31, 2013 the officers and directors of our general partner and beneficial owners of more than 10% of our equity securities registered pursuant to Section 12 were in compliance with the applicable requirements of Section 16(a).

Corporate Code of Business Conduct and Ethics

The corporate governance of our general partner is, in effect, the corporate governance of our partnership, subject in all cases to any specific unitholder rights contained in our partnership agreement.

QRE GP, LLC has adopted a corporate code of business conduct and ethics that applies to all officers, directors and employees of QRE GP, LLC and its affiliates, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of our general partner. A copy of our corporate code of business conduct and ethics and our financial code of ethics is available on our website at www.qrenergylp.com. We will provide a copy of our code of ethics to any person, without charge, upon request to QRE GP, LLC, 1401 McKinney Street, Suite 2400, Houston, Texas 77010, Attn: Corporate Secretary.

Reimbursement of Expenses of Our General Partner

Our general partner does not receive any compensation for its management of our partnership. Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Under the terms of the Services Agreement between our general partner and Quantum Resources Management (the “Services Agreement”), we pay Quantum Resources Management a fee for general and administrative services undertaken for our benefit and for our allocable portion of the premiums on insurance policies covering our assets. In addition, we reimburse Quantum Resources Management for the costs of employee, officer and director compensation and benefits properly allocable to us, as well as for other expenses necessary or appropriate to the conduct of our business and properly allocable to us.

Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion. Under the Services Agreement, through December 31, 2012, Quantum Resources Management was entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner reimbursed Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the Services Agreement and we reimbursed our general partner for such payments to Quantum Resources Management. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated by Quantum Resources Management to its affiliates. Quantum Resources Management has substantial discretion to determine in good faith which expenses to incur on our behalf and what portion to allocate to us. Until otherwise determined by our general partner, compensation paid to persons who perform services for us, other than officers solely devoted to the Partnership who will have their compensation allocated directly to the Partnership, are allocated based on the percentage of their total time spent on services performed on behalf of the Partnership. Other general and administrative expenses spent directly on behalf the Partnership will be allocated completely to the Partnership and general and administrative

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expenses spent indirectly on behalf of the Partnership will be allocated to the Partnership using a ratio determined using equal components of the percent of the Partnership’s production, well count and capital budget as each of these components compare to the production, well count and capital budgets of the Fund and any future fund that QRM may provide services for.

ITEM 11.	EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Our operations and activities are managed by our general partner. However, neither we nor our general partner directly employ any of the persons responsible for managing our business. Rather, our general partner’s executive officers are employed by Quantum Resources Management (“QRM,” our affiliate), subject to reimbursement by our general partner as follows. Beginning on January 1, 2013, QRM became entitled to a quarterly reimbursement of general and administrative charges based on the allocation of charges between the Fund and us based on the estimated use of such services by each party. The fee included direct expenses plus an allocation of compensation costs based on employee time expended and other indirect expenses based on multiple operating metrics. The figures reported in the Summary Compensation Table below reflect the portion of the compensation expense accrued by us for the named executive officers’ services, calculated using the quarterly reimbursement of general and administrative charges. Note, however, that the amount of money paid to Quantum Resources Management by our general partner, and then in turn by us, in reimbursement for compensation expenses in 2012 and 2011 is capped at the amount of total administrative service fee under the Services Agreement for the years ended December 31, 2011 and 2012. The figures reported in the Summary Compensation Table below reflect the portion of the compensation expense accrued by us for the named executive officers’ services prior to application of the cap on our reimbursement obligation. As such, the amounts reported in the Summary Compensation Table may reflect larger figures than the cost actually incurred by us for the named executive officers’ services. Please read Part III, Item 13. Certain Relationships and Related Party Transactions – Ownership in Our General Partner by the Management of the Fund – Services Agreement for more information on the Services Agreement.

We commenced our business operations at the time of our initial public offering on December 22, 2010. Other than for Messrs. Smith and Burgher, for whom our general partners’ board of directors made compensation decisions, our general partner’s board of directors does not have responsibility and authority for compensation-related decisions for our named executive officers in respect of their service to us, other than with respect to equity compensation awards. Quantum Resources Management has general responsibility and authority for compensation-related decisions for our named executive officers in respect of their service to us, the Fund and other entities. Because it is a private company, Quantum Resources Management has not historically had any formal compensation policies or practices. Rather, all compensation decisions, including those for our named executive officers, have been made at the discretion of the individuals who control Quantum Resources Management, including Donald D. Wolf, Toby R. Neugebauer and S. Wil VanLoh, Jr., all of whom are directors of our general partner.

Objectives of our Compensation Program

As we further develop our business, our goal is to design our executive compensation program to attract and retain individuals with the background and skills necessary to successfully execute our business model in a demanding environment, to motivate those individuals to reach near-term and long-term goals in a way that aligns their interest with that of our unitholders and to reward success in reaching such goals. We expect that we will use three primary elements of compensation to fulfill that design – base salary, cash bonuses and long-term equity incentive awards under the Long Term Incentive Plan (the “LTIP”). Cash bonuses and equity incentives (as opposed to base salary) represent the performance driven elements. They are also flexible in application and can be tailored to meet our objectives. The determination of each of our named executive officers’ cash bonuses, if any, will reflect their relative contributions to achieving or exceeding annual goals of the partnership and the determination of specific individual’s long-term incentive awards will be based on their expected contribution in respect of longer term performance objectives.

2013 Named Executive Officers

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This compensation discussion and analysis, or CD&A, provides general information about the compensation paid to our Chief Executive Officer, Chief Financial Officer, and the three most highly compensated executive officers of our general partner (other than our Chief Executive Officer and Chief Financial Officer), identified in the following table, who we refer to in this CD&A and the tables that follow as our “named executive officers.” The four Sr. Vice Presidents, Mark Castiglione, Paul W. Geiger, III, Patrick Wagner and Gregory Roden are compensated at very similar levels and Company has determined to include each of them as named executive officers.

Name	Principal Position
Alan L. Smith	Chief Executive Officer
Cedric W. Burgher	Chief Financial Officer
Mark Castiglione	Sr. Vice President, Business Development
Paul W. Geiger, III	Sr. Vice President, Eastern Business Unit
Patrick Wagner	Sr. Vice President, Western Business Unit
Gregory S. Roden	Sr. Vice President, Secretary and General Counsel

Compensation Decisions for Fiscal 2013

In 2013, decisions regarding the compensation paid to Messer’s Smith and Burgher were generally made by our general partner’s board of directors. Mr. Burgher’s services during 2013 were performed exclusively for the partnership.

Messrs. Castiglione, Geiger, Wagner and Roden performed services both for us and the Fund during 2013. Quantum Resources Management had the responsibility and authority for compensation-related decisions (including base salary and cash bonus) for Messrs. Castiglione, Geiger, Wagner and Roden during fiscal 2013; however, our general partner’s board of directors made decisions regarding their 2013 awards granted to them under our general partner’s long-term incentive plan (the “LTIP”), described below. Our general partner reimbursed Quantum Resources Management for a portion of the base salary for each of Messrs. Castiglione (whose salary is currently set at $300,000 per year), Geiger (currently $300,000), Wagner (currently $300,000), and Roden (currently $300,025), cash bonus, and the cost of their benefits.

Finally, Mr. Smith also performed services for both us and the Fund during 2013. Quantum Resources Management had the responsibility and authority to set the base salary and benefits for Mr. Smith related to the services performed for us, our general partner’s board of directors after review of the recommendation of our compensation committee had the authority to make grants under our general partner’s LTIP to Mr. Smith for services performed for us, and Mr. Smith’s compensation for services performed for the Fund was determined and paid by the sponsors of the Fund. Mr. Smith’s salary was set prior to 2013 at a level that allows him to be eligible to receive benefits under the Quantum Resources Management plans (for example, health and dental insurance plans). Mr. Smith does not receive annual cash bonuses for the services he provides to us, because his primary cash compensation is set and paid by the sponsors of the Fund. Mr. Smith received grants under our general partner’s LTIP in 2013 (the material terms of which are described in more detail below) in lieu of a higher base salary for the services provided to us. Our general partner’s board of directors after review of the recommendation of our compensation committee elected to grant restricted units to Mr. Smith rather than increase his base salary, because restricted units have a stronger retentive benefit. Seventy-five percent of the restricted units provided to Mr. Smith are performance based units subject to adjustment on the third anniversary of the grant, i.e. an increase (up to 225% of such performance based units) or decrease (to 0% of such performance based units) based on a combination of QRE’s total unit performance and unit performance relative to certain of QRE’s peers.

Annual Cash Bonus

We include a discretionary annual cash bonus as part of our compensation program because we believe this element of compensation helps to motivate management to achieve key operational objectives by rewarding the achievement of these objectives. The annual cash bonus also allows us to be competitive from a total remuneration standpoint. For 2013 performance, our Chief Executive Officer made recommendations to our compensation committee which, after review, made its recommendation to our general partner’s board of directors regarding the level of annual bonus he felt appropriate for Mr. Burgher, for services provided during 2013. Our general partner’s

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board of directors reviewed the recommendations made by our Chief Executive Officer and approved cash bonuses awarded to Mr. Burgher, in the amounts enumerated below.

The board of directors generally targets between 50% and 75% of base salary for performance deemed by our board of directors to be good and exceptional, respectively, with the possibility of no bonus for poor performance and higher for exceptional corporate or individual performance. When determining the amounts of the cash bonuses awarded for 2013, the general partner’s board of directors took into account our Chief Executive Officer’s recommendations as well as its belief that our executives’ efforts directly affected our success in 2013, in particular, by contributing to our achievement for the following milestones:

•	Maintained quarterly distributions at $0.4875/unit;

•	Successfully completed an acquisition of oil and gas assets in East Texas from a private seller for $107.8 million cash, subject to customary closing price adjustments, and closed on various additional small oil and gas acquisitions in East Texas with an aggregate purchase price of $22.6 million in cash.

•	Achieved reasonable strong operating performance within production guidance and maintained strong liquidity; and

•	Increased proved reserves to 109.1 million barrels of oil equivalent, up 10% from 2012.

For 2013 performance, Mr. Burgher was awarded a cash bonus of $225,905 paid by Quantum Resources Management that is reimbursable by our general partner under the Services Agreement.

For 2013 performance, Mr. Castiglione was awarded a cash bonus of $229,688 of which $184,838 reflects the portion of the cash paid by Quantum Resources Management that is reimbursable by our general partner under the Services Agreement.

For 2013 performance, Mr. Geiger was awarded a cash bonus of $229,688 of which $184,838 reflects the portion of the cash paid by Quantum Resources Management that is reimbursable by our general partner under the Services Agreement.

For 2013 performance, Mr. Wagner was awarded a cash bonus of $229,688 of which $184,838 reflects the portion of the cash paid by Quantum Resources Management that is reimbursable by our general partner under the Services Agreement.

For 2013 performance, Mr. Roden was awarded a cash bonus of $229,688 of which $184,838 reflects the portion of the cash paid by Quantum Resources Management that is reimbursable by our general partner under the Services Agreement.

Mr. Smith will not receive a bonus for the 2013 year. With respect to his services to us, Mr. Smith agreed to receive only a minimum salary for benefits eligibility and his LTIP awards for the 2013 year.

Compensation Consultant

To assist us in evaluating our compensation program for 2013, our general partner’s board of directors retained Pearl Meyer & Partners, a compensation consulting firm, on our behalf, to review our proposed compensation programs designed to provide long term retention incentives to our named executive officers and those professional employees of Quantum Resources Management that provide services to us pursuant to the Services Agreement. This information was used by us to obtain a general sense of the market levels of compensation paid by other companies in our industry and to establish compensation programs and awards that most effectively incentivize our executives to achieve our longer-term goals and can also be used as a tool to promote retention of our key employees.

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Long-Term Incentive Plan Awards

Awards were granted to our named executive officers under the LTIP to promote achievement of our long term strategic objectives and enhance retention. The LTIP allows for the grant of unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. As of December 31, 2013, there were 469,426 common units that remain available for issuance under the LTIP.

In 2013, our general partner granted time-based and performance-based restricted units under the LTIP that are designed to balance the partnership’s need to retain critical leadership and encourage the delivery of long-term value to our unitholders. The division between time-based and performance-based awards was determined based on their respective levels of authority and responsibility. The portion of each of our named executive officers’ 2013 LTIP awards that was granted as performance-based restricted units rather than time-based units is shown below:

Named Executive Officer	Portion of 2013 LTIP Award Granted as Performance-Based Restricted Units
Alan L. Smith	75%
Cedric W. Burgher	50%
Mark Castiglione	25%
Paul W. Geiger, III	25%
Patrick Wagner	25%
Gregory S. Roden	25%

All time-based restricted units will vest in three equal installments over a three year period, generally subject to the executive’s continued employment. All performance-based restricted units cliff vest at the end of a three-year performance period. The number of units that could be earned under each performance-based restricted unit award is determined according to a payout percentage that ranges from 0% to 225% of the number of performance-based restricted units granted based on a combination of the growth in our unit price during the performance period and our relative total unitholder return as compared to a selected peer group. For performance-based restricted units granted in 2013, the relevant peer group was comprised of 9 of our peer master limited partnerships: LRR Energy, L.P., Memorial Production Partners LP, Breitburn Energy L.P., EV Energy Partners LP, Mid-Con Energy Partners, LP, Legacy Reserves, LP, Vanguard Natural Resources, LLC, Linn Energy, LLC, and Atlas Resource Partners, L.P. This peer group was selected based on upstream oil and gas master limited partnerships. The 2013 awards will pay out, if at all, based upon where we fall within our peer group over the full three year performance period for the award. There is not an established “threshold” level of performance required for payout for the 2013 awards, but “target” levels of awards would be settled if we fall within the 55% percentile of our peers and the “maximum” amounts would be paid only if we are number one among our peers in relative total unitholder return and have obtained a 30% unit price growth at the end of the three year performance period. Awards granted to individual named executive officers during 2013 are described in the table titled “Outstanding Equity Awards at Fiscal Year-End” and accompanying footnotes set forth later in this Section.

The restricted units granted to our named executive officers will also become fully vested upon a change of control of the partnership or if the named executive officer’s employment is terminated due to his death or disability. Each of the restricted unit awards includes unit distribution rights (“UDRs”), which enable our named executive officers to receive cash distributions on the restricted units to the same extent as our unitholders receive cash distributions on our common units. Such distributions are paid to the named executive officer at the same time as cash distributions are paid to our common unitholders. With respect to future grants under the LTIP, the board of directors of our general partner intends to continue to grant primarily restricted unit awards with UDRs under the plan. These awards are intended to align the interests of key employees (including our named executive officers) with those of our unitholders.

Other Benefits

We do not maintain any retirement or health and welfare plans. Quantum Resources Management does not maintain a defined benefit or pension plan for our named executive officers because it believes such plans primarily reward longevity rather than performance. Quantum Resources Management provides a basic benefits package to all of its employees that includes participation in a 401(k) plan and health, disability and life insurance. Employees that provide services to us pursuant to the Services Agreement, including our named executive officers, are entitled to

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the same basic benefits. In 2013, the Quantum Resources Management dollar-for-dollar matching contribution under the 401(k) plan was converted to a safe harbor dollar-for-dollar matching contribution on the first 3% of eligible compensation and a 50% company match on the next 2% of eligible compensation contributed to the plan, subject to the applicable contribution limits set forth in the Internal Revenue Code. An additional discretionary employer contribution may also be made under the 401(k) plan on behalf of eligible employees who meet certain conditions and subject to certain limitations under applicable law; however, no such additional contributions were made during 2013. Quantum Resources Management does not provide any perquisites or other personal benefits with a total value in excess of $10,000 to any of its named executive officers.

Compensation Committee Report

The compensation committee of the board of directors of our general partner has reviewed and discussed the foregoing Compensation Discussion and Analysis with the management of our general partner, and based on such review and discussion, has recommended to the board of directors of our general partner that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Members of the Compensation Committee are Richard K. Hebert, Chairman, Donald E. Powell and Stephen A. Thorington.

Compensation Expectations for 2014

In fiscal 2014, Mr. Burgher will continue to devote all of his time to our business. As a result, the board of directors of our general partner will have sole responsibility and authority taking into consideration recommendations made by our compensation committee for compensation-related decisions relating to Mr. Burgher for those services. Additionally, our general partner will reimburse Quantum Resources Management for the full amount of Mr. Burgher’s base salary, bonus and benefit cost and we, in turn, will reimburse our general partner for those payments.

We expect that the compensation of our named executive officers for fiscal 2014 will include a significant incentive compensation component based on our performance; however, as of the date of our annual report, no incentive compensation arrangement has been developed. We expect to employ a compensation philosophy that will emphasize pay-for-performance, which will be based on a combination of our partnership’s performance and our named executive officers’ impact on our partnership’s performance. The performance metrics governing incentive compensation will not be tied in any way to the performance of entities other than our partnership (such as Quantum Resources Management, the Fund, Quantum Energy Partners, or any of our other affiliates). We believe this pay-for-performance approach generally aligns the interests of our named executive officers with those of our unitholders and at the same time enables us to maintain a lower level of base overhead in the event our operating and financial performance fails to meet expectations.

Tax Deductibility of Compensation

With respect to the deduction limitations imposed under Section 162(m) of the Internal Revenue Code, we are a limited partnership and do not meet the definition of a “corporation” under Section 162(m). Accordingly, such limitations do not apply to compensation paid to our named executive officers.

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Summary Compensation Table

The following table sets forth certain information with respect to compensation of our named executive officers for the fiscal year ended December 31, 2013. Compensation expense was allocated between us and the Fund based on the estimated use of expended employee time and other indirect expenses based on multiple operating metrics. The amount of money paid to Quantum Resources Management by the general partner, and then in turn by us in reimbursement for compensation expenses in 2012 and 2011 is capped at the amount of the total administrative services fee under the Services Agreement for the years ended December 31, 2012 and 2011. The figures reported in the Summary Compensation Table below reflect the portion of the compensation expense accrued by us for the named executive officers’ services. As such, the amounts reported in the Summary Compensation Table may reflect larger figures than the cost actually incurred by us for the named executive officers’ services. Please read Part III, Item 13. Certain Relationships and Related Party Transactions – Ownership in Our General Partner by the Management of the Fund – Services Agreement for more information on the Services Agreement.

Name	Year	Salary (1)	Bonus (2)	Stock Awards (3)	All Other Compensation (4)	Total Compensation
Alan L. Smith	2013	$38,500	$—	$667,922	$14,477	$720,899
Chief Executive Officer	2012	$42,740	$—	$602,762	$16,676	$662,178
	2011	$34,732	$—	$200,006	$8,105	$242,843

Cedric W. Burgher	2013	$302,500	$225,905	$973,258	$37,991	$1,539,654
Chief Financial Officer	2012	$275,000	$192,500	$703,032	$27,773	$1,198,305
	2011	$275,000	$236,514	$—	$18,888	$530,402

Mark Castiglione	2013	$231,000	$184,838	$269,026	$32,255	$717,119
Sr. Vice President, Business Development	2012	$238,632	$179,510	$270,223	$33,708	$722,073
	2011	$232,200	$174,150	$107,991	$18,218	$532,559

Paul W. Geiger, III	2013	$231,000	$184,838	$269,026	$35,657	$720,521
Sr. Vice President, Eastern Business Unit	2012	$238,632	$179,510	$395,225	$31,066	$844,433
	2011	$215,000	$161,250	$—	$27,797	$404,047

Patrick Wagner	2013	$231,000	$184,838	$269,026	$22,331	$707,195
Sr. Vice President, Western Business Unit	2012	$238,632	$179,510	$270,223	$24,794	$713,159
	2011	$—	$—	$—	$—	$—

Gregory S. Roden	2013	$231,019	$184,838	$289,031	$27,523	$732,411
Sr. Vice President, Secretary and General Counsel	2012	$235,070	$176,305	$395,225	$36,235	$842,835
	2011	$173,658	$161,250	$—	$16,533	$351,441

(1)	For all named executive officers other than Mr. Burgher, the figures in this column reflect the portion of the base salaries paid by Quantum Resources Management to those of our named executive officers referenced above that is reimbursable by our general partner under the Services Agreement.
(2)	For Messrs. Roden, Geiger, Wagner and Castiglione, the figures in this column reflect the portion of the annual cash bonus paid by Quantum Resources Management that is reimbursable by our general partner, and in turn by us, under the Services Agreement. For Mr. Burgher, in 2011, the figure in this column represents the portion of his annual cash bonus paid by Quantum Resources Management and reimbursed by our general partner.
(3)	Reflects the aggregate grant date fair value of time-based vesting restricted unit awards granted under the LTIP calculated by multiplying the number of restricted units granted to each executive by the grant date fair value on date of grant ($18.00 with respect to the grant of 13,889 restricted unit awards made to Mr. Smith on April 22, 2013, $18.00 with respect to grants of 34,722, 13,542, 12,605, 12,605, and 12,605 restricted unit awards made to Messrs. Burgher, Roden, Geiger, Castiglione, and Wagner on April 22, 2013, respectively, $18.19 with respect to grants of 27,055, 19,340, 19,340, 12,468 and 12,468 restricted unit awards made to Messrs. Burgher, Roden, Geiger, Castiglione, and Wagner on July 25, 2012, respectively, $20.28 with respect to the grant of 5,325 restricted units made to Mr. Castiglione on November 1, 2011, and $22.26 with respect to the grant of 8,985 restricted units made to Mr. Smith on March 9, 2011). Also reflects the aggregate grant date fair value of performance-based vesting restricted unit awards granted under the LTIP calculated by multiplying the number of performance units granted by the grant date fair value ($10.03 with respect to the grant of 41,667 performance unit awards made to Mr. Smith on April 22, 2013, $10.03 with respect to the 34,722, 4,514, 4,201, 4,201, and 4,201 performance unit awards made to Messrs. Burgher, Roden, Geiger, Castiglione, and Wagner, respectively, on April 22, 2013, $10.26 with respect to the grant of 37,109 performance unit awards made to Mr. Smith on August 22, 2012, $10.45 with respect to the 20,182, 4,156, 4,156, 4,156 and 4,156 of performance unit awards made to Messrs. Burgher, Roden, Geiger, Castiglione and Wagner respectively, on July 25, 2012). These values were computed in accordance with FASB ASC Topic 718. See Part II, Item 8. Financial Statements and Supplementary Data – Note 15 – Equity-Based Compensation to our consolidated financial statements for fiscal 2013 for additional detail regarding assumptions underlying the value of these equity awards.

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(4)	The figures in this column reflect the portion of (i) matching contributions under the Quantum Resources Management 401(k) plan, (ii) medical ER, (iii) life insurance premiums, including AD&D premium and (iv) unused vacation paid by Quantum Resources Management to our named executive officers referenced above that is reimbursable by our general partner under the Services Agreement (other than for Mr. Burgher who is allocated at 100%, each other executive is allocated based on the allocation of services, which was 77% for 2013), prior to the application of the cap of 3.5% of Adjusted EBITDA applied under the Services Agreement.

Grants of Plan-Based Awards for Fiscal 2013

		Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Units Awards:	Grant Date Fair Value of Unit Awards (4)
Name	Grant Date	Target(1)	Maximum (2)	Number of Units (3)
Alan L. Smith	4/22/2013	41,667	93,750	13,889	$667,922
Cedric W. Burgher	4/22/2013	34,722	78,124	34,722	$973,258
Mark Castiglione	4/22/2013	4,201	9,452	12,605	$269,026
Paul W. Geiger	4/22/2013	4,201	9,452	12,605	$269,026
Patrick Wagner	4/22/2013	4,201	9,452	12,605	$269,026
Gregory S. Roden	4/22/2013	4,514	10,156	13,542	$289,031

(1)	Represents the target number of units that can be earned under the performance-based restricted unit awards granted under the LTIP if the payout (rounded to the nearest whole unit) percentage is 100%. The portions of the restricted unit awards granted under the LTIP that are subject to performance-based vesting conditions are as follows: 75% of Mr. Smith’s award, 50% of Mr. Burgher’s award, 25% of the awards granted to Messrs. Castiglione, Geiger, Wagner and Roden. The awards do not have a threshold payout amount.
(2)	Represents the maximum number of units that can be earned under the performance-based restricted unit awards granted under the LTIP, if the payout percentage is 225%.
(3)	Reflects the portion of the restricted unit awards granted under the LTIP (rounded to the nearest whole unit) that are subject to time-based vesting conditions (25% of Mr. Smith’s award, 50% of Mr. Burgher’s award, 75% of the awards granted to Messrs. Castiglione, Geiger, Wagner and Roden).
(4)	Reflects the aggregate grant date fair value of the restricted unit awards granted under the LTIP. These values were computed in accordance with FASB ASC Topic 718. See Part II, Item 8. Financial Statements and Supplementary Data – Note 15 – Equity-Based Compensation to our consolidated financial statements for fiscal 2013 for additional detail regarding assumptions underlying the value of these equity awards.

Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2013 Fiscal Year

We have not entered into employment agreements with any of our named executive officers.

On April 22, 2013, the board of directors of our general partner granted Messrs. Smith, Burgher, Geiger, Wagner, Castiglione, and Roden awards of 55,556, 69,444, 16,806, 16,806, 16,806, and 18,056, restricted units, respectively, under the LTIP. The portions of the restricted unit awards granted under the LTIP that are subject to performance-based vesting conditions are as follows: 75% of Mr. Smith’s award, 50% of Mr. Burgher’s award, 25% of the awards granted to Messrs. Castiglione, Geiger, Wagner, and Roden.

A discussion of the material terms of these awards is included in the “Compensation Discussion and Analysis” above.

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Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2013.

Name	Number of Time Based Units That Have Not Vested (#)	Market Value of Time Based Units That Have Not Vested ($) (14)	Number of Performance Based Units That Have Not Vested (#)	Market or Payout Value of Performance Based Units That Have Not Vested ($) (15)	Total Number of Restricted Units That Have Not Vested (#)	Total Market or Payout Value of Restricted Units That Have Not Vested ($)
Alan L. Smith (1), (2), (3)	25,131	430,242	78,775	915,530	103,906	1,345,772
Cedric W. Burgher (4), (5)	82,759	1,416,834	54,904	674,697	137,663	2,091,531
Mark Castigilone (6), (7)	22,692	388,487	8,357	95,712	31,049	484,199
Paul W. Geiger, III (8), (9)	25,498	436,526	8,357	95,712	33,855	532,238
Patrick Wagner (10), (11)	20,917	358,099	8,357	95,712	29,274	453,811
Gregory S. Roden (12), (13)	26,435	452,567	8,670	100,299	35,105	552,866

(1)	Mr. Smith was granted an award of 8,985 restricted units on March 9, 2011. These restricted units vest in equal one-third increments over a 36-month period. As such, 2,995 restricted units from such awards vested on March 9, 2012 and 2,995 restricted units from such awards vested on March 9, 2013. The remaining unvested units under such award will vest with respect to 2,995 restricted units on March 9, 2014, provided that Mr. Smith has continuously provided services to us, our general partner or any of our respective affiliates, without interruption, from the Initial Date through each applicable vesting date.
(2)	Mr. Smith was granted an award of 49,478 restricted units on August 22, 2012. Twenty-five percent of this award (12,370 units) is comprised of time vested units that vest in equal one-third increments over a 36-month period commencing on July 1, 2012 (i.e. approximately 33.3% vest at each one-year anniversary of the Initial Date, so that the restricted units will be 100% vested on July 1, 2015, provided that Mr. Smith has continuously provided services to us, our general partner or any of our respective affiliates, without interruption, from the Initial Date through each applicable vesting date. Seventy-five percent of the restricted units (37,109 units) provided to Mr. Smith are performance based units subject to adjustment on the third anniversary of the grant, i.e. an increase (up to 225% of such performance based units) or decrease (to 0% of such performance based units) based on a combination of QRE’s total unit performance and relative total shareholder return.
(3)	Mr. Smith was granted an award of 55,556 restricted units on April 22, 2013. Twenty-five percent of this award (13,889 units) is comprised of time vested units that vest in equal one-third increments over a 36-month period commencing on April 1, 2013 (i.e. approximately 33.3 % vest at each one-year anniversary of the Initial Date, so that the restricted units will be 100% vested on April 1, 2016, provided that Mr. Smith has continuously provided services to us, our general partner or any of our respective affiliates, without interruption, from the Initial Date through each applicable vesting date. Seventy-five percent of the restricted units (41,667 units) provided to Mr. Smith are performance based units subject to adjustment on the third anniversary of the grant, i.e. an increase (up to 225% of such performance based units) or decrease (to 0% of such performance based units) based on a combination of QRE’s total unit performance and relative total shareholder return.
(4)	Mr. Burgher was granted an award of 75,000 restricted units on December 22, 2010. These restricted units vest in equal one-fifth increments over a 60-month period, beginning on October 1, 2011. As such, 15,000 restricted units from such award vested on October 1, 2011, 15,000 restricted units from such award vested on October 1, 2012 and 15,000 restricted units from such award vested on October 1, 2013. The remaining unvested units will vest with respect to 15,000 restricted units on each of October 1, 2014, and October 1, 2015, provided Mr. Burgher has continuously provided services to us, our general partner or any of our respective affiliates without interruption, from the Initial Date through each applicable vesting date. Mr. Burgher was granted an award of 47,237 restricted units on July 25, 2012. Of this award, 27,055 units are comprised of time vested units that vest in equal one-third increments over a 36-month period commencing on the Initial Date (i.e. approximately 33.3% vest at each one-year anniversary of the Initial Date, so that the restricted units will be 100% vested on July 1, 2015), provided Mr. Burgher has continuously provided services to us, our general partner or any of our respective affiliates, without interruption, from the Initial Date through each applicable vesting date. Forty-three percent of this award (20,183 units) to Mr. Burgher are performance based units subject to adjustment on the third anniversary of the grant, i.e. an increase (up to 225% of such performance based units) or decrease (to 0% of such performance based units) based on a combination of QRE’s total unit performance and relative total shareholder return.
(5)

Mr. Burgher was granted an award of 69,444 restricted units on April 22, 2013. Of this award (34,722 units are comprised of time vested units that vest in equal one-third increments over a 36-month period commencing on the Initial Date (i.e. approximately 33.3% vest at each one-year anniversary of the Initial Date, so that the restricted units

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will be 100% vested on April 1, 2016), provided Mr. Burgher has continuously provided services to us, our general partner or any of our respective affiliates, without interruption, from the Initial Date through each applicable vesting date. Fifty percent of this award (34,722 units) awarded to Mr. Burgher are performance based units subject to adjustment on the third anniversary of the grant, i.e. an increase (up to 225% of such performance based units) or decrease (to 0% of such performance based units) based on a combination of QRE’s total unit performance and relative total shareholder return.
(6)	Mr. Castiglione was granted an award of 5,325 restricted units on November 1, 2011. These restricted units vest in equal one-third increments of a 36-month period commencing on the Initial Date. As such, 1,775 restricted units vested on November 1, 2012 and 1,775 restricted units vested on November 1, 2013. The remaining unvested units under such award will vest with respect to 1,775 restricted units on November 1, 2014, provided Mr. Castiglione has continuously provided services to us, our general partner or any of our respective affiliates without interruption, from the Initial Date through each applicable vesting date. Mr. Castiglione was granted an award of 16,624 restricted units on July 25, 2012. Seventy-five percent (12,468 units) of this award are comprised of time vested units that vest in equal one-third increments over a 36-month period commencing on the Initial Date (i.e., approximately 33.3% vest at each one-year anniversary of the Initial Date, so that the time-vested units will be 100% vested on July 1, 2015, provided Mr. Castiglione has continuously provided services to us, our general partner or any of our respective affiliates without interruption, from the Initial Date through each applicable vesting date. The remaining twenty-five percent (4,156 units) of this award are performance based units subject to adjustment on the third anniversary of the grant, i.e., an increase (up to 225% of such performance based units) or a decrease (to 0% of such performance based units) based on a combination of QRE’s unit performance and relative total shareholder return.
(7)	Mr. Castiglione was granted an award of 16,806 restricted units on April 22, 2013. Seventy-five percent (12,605 units) of this award are comprised of time vested units that vest in equal one-third increments over a 36-month period commencing on the Initial Date (i.e., approximately 33.3% vest at each one-year anniversary of the Initial Date, so that the time vested units will be 100% vested on April 1, 2016, provided Mr. Castiglione has continuously provided services to us, our general partner or any of our respective affiliates without interruption, from the Initial Date through each applicable vesting date. The remaining twenty-five percent (4,201 units) of this award are performance based units) subject to adjustment on the third anniversary of the grant, i.e., an increase (up to 225% of such performance based units) or a decrease (to 0% of such performance based units) based on a combination of QRE’s unit performance and relative total shareholder return.
(8)	Mr. Geiger was granted an award of 23,496 restricted units on July 25, 2012. Of this award, 19,340 units are time vested units that vest in equal one-third increments over a 36-month period (i.e., approximately 33.3% vest at each one-year anniversary of the Initial Date, so that the time-vested units will be 100% vested on July 1, 2015), provided Mr. Geiger has continuously provided services to us, our general partner or any of our respective affiliates without interruption, from the Initial Date through each applicable vesting date. The remaining 4,156 units of this award are performance based units subject to adjustment on the third anniversary of the grant, i.e., an increase (up to 225% of such performance based units) or a decrease (to 0% of such performance based units) based on a combination of QRE’s total unit performance and relative total shareholder return.
(9)	Mr. Geiger was granted an award of 16,806 restricted units on April 22, 2013. Seventy-five percent (12,605 units) of this award are comprised of time vested units that vest in equal one-third increments over a 36-month period commencing on the Initial Date (i.e., approximately 33.3% vest at each one-year anniversary of the Initial Date, so that the time vested units will be 100% vested on April 1, 2016, provided Mr. Geiger has continuously provided services to us, our general partner or any of our respective affiliates without interruption, from the Initial Date through each applicable vesting date. The remaining twenty-five percent (4,201 units) of this award are performance based units) subject to adjustment on the third anniversary of the grant, i.e., an increase (up to 225% of such performance based units) or a decrease (to 0% of such performance based units) based on a combination of QRE’s unit performance and relative total shareholder return.
(10)	Mr. Wagner was granted an award of 16,624 restricted units on July 25, 2012. Of this award, 12,468 units are time vested units that vest in equal one-third increments over a 36-month period (i.e., approximately 33.3% vest at each one-year anniversary of the Initial Date, so that the time-vested units will be 100% vested on July 1, 2015), provided Mr. Wagner has continuously provided services to us, our general partner or any of our respective affiliates without interruption, from the Initial Date through each applicable vesting date. The remaining 4,156 units of this award are performance based units subject to adjustment on the third anniversary of the grant, i.e., an increase (up to 225% of such performance based units) or a decrease (to 0% of such performance based units) based on a combination of QRE’s total unit performance and relative total shareholder return.
(11)

Mr. Wagner was granted an award of 16,806 restricted units on April 22, 2013. Seventy-five percent (12,605 units) of this award are comprised of time vested units that vest in equal one-third increments over a 36-month period commencing on the Initial Date (i.e., approximately 33.3% vest at each one-year anniversary of the Initial Date, so that the time vested units will be 100% vested on April 1, 2016, provided Mr. Wagner has continuously provided services to

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us, our general partner or any of our respective affiliates without interruption, from the Initial Date through each applicable vesting date. The remaining twenty-five percent (4,201 units) of this award are performance based units) subject to adjustment on the third anniversary of the grant, i.e., an increase (up to 225% of such performance based units) or a decrease (to 0% of such performance based units) based on a combination of QRE’s unit performance and relative total shareholder return.
(12)	Mr. Roden was granted an award of 23,496 restricted units on July 25, 2012. Of this award, 19,340 units are time vested units that vest in equal one-third increments over a 36-month period commencing on July 1, 2013 (i.e., approximately 33.3% vest at each one-year anniversary of the Initial Date, so that the time-vested units will be 100% vested on July 1, 2015, provided Mr. Roden has continuously provided services to us, our general partner or any of our respective affiliates without interruption, from the Initial Date through each applicable vesting date. The remaining 4,156 units of this award are performance based units subject to adjustment on the third anniversary of the grant, i.e., an increase (up to 225% of such performance based units) or a decrease (to 0% of such performance based units) based on a combination of QRE’s total unit performance and relative total shareholder return.
(13)	Mr. Roden was granted an award of 18,056 restricted units on April 22, 2013. Seventy-five percent (13,542 units) of this award are comprised of time vested units that vest in equal one-third increments over a 36-month period commencing on the Initial Date (i.e., approximately 33.3% vest at each one-year anniversary of the Initial Date, so that the time vested units will be 100% vested on April 1, 2016, provided Mr. Roden has continuously provided services to us, our general partner or any of our respective affiliates without interruption, from the Initial Date through each applicable vesting date. The remaining twenty-five percent (4,514 units) of this award are performance based units) subject to adjustment on the third anniversary of the grant, i.e., an increase (up to 225% of such performance based units) or a decrease (to 0% of such performance based units) based on a combination of QRE’s unit performance and relative total shareholder return.
(14)	The market value of unvested restricted units listed in this column was calculated by multiplying the closing price of our common units on December 31, 2013, which was $17.12, by the number of restricted units outstanding.
(15)	The market value of unvested performance units listed in this column was calculated by multiplying the closing price of our common units on December 31, 2013, which was $17.12, by the number of performance units that would have been vested if the three year performance evaluation period for the 2012 and 2013 performance unit awards had ended on December 31, 2013 (the performance factor for the 2012 grants would have been 0.42 and for the 2013 grants 0.81) and adding the number of catch-up distributions that would have been paid on these units through December 31, 2013. If the performance evaluation period for the 2012 and 2013 performance award grants had ended on December 31, 2013, Messrs. Smith, Burgher, Castiglione, Geiger, Wagner and Roden would have been awarded 15,586, 8,476, 1,746, 1,746, 1,746 and 1,746 units respectively for the 2012 performance grant award and 33,750, 28,125, 3,403, 3,403, 3,403, and 3,656 units respectively for the 2013 performance grant award and Messrs. Smith, Burgher, Castiglione, Geiger, Wagner and Roden would have received catch-up distributions through December 31, 2013 of $70,897, $48,083, $7,572, $7,572, $7,572 and $7,820 respectively.

Option Exercises and Units Vested in 2013

The following table sets forth certain information with respect to restricted units vested during 2013.

Name	Number of Units Acquired on Vesting	Value Realized on Vesting (1)
Alan L. Smith	7,118	$125,409
Cedric W. Burgher	27,352	$462,361
Mark Castiglione	5,931	$105,767
Paul W. Geiger, III	8,030	$140,776
Patrick Wagner	4,156	$73,852
Gregory S. Roden	9,780	$169,756

(1)	The dollar amount realized upon vesting of restricted units was calculated by multiplying the number of restricted units that vested by the market value of the underlying units on the vesting date. The values realized on vesting reported above represent the gross number of units received by the executives on vesting, prior to the withholding of any units for purposes of fulfilling federal and state income tax withholding obligations.

Pension Benefits

Currently, we do not, and we do not intend to, provide pension benefits to our named executive officers. Our general partner may change this policy in the future.

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Nonqualified Deferred Compensation Table

Currently, we do not, and we do not intend to, sponsor or adopt a nonqualified deferred compensation plan. Our general partner may change this policy in the future.

Potential Payments Upon Termination or Change in Control

As noted above, none of our named executive officers are parties to employment agreements, and none of them are covered by severance or change in control arrangements. Under the LTIP and the individual award agreements issued to our named executive officers in connection with the grant of the restricted unit awards, if a named executive officer ceases to provide services to us, our general partner and our respective affiliates by reason of the officer’s death or disability (as determined by us) or upon the occurrence of change of control (as defined below) while the named executive officer is providing services to us, our general partner or any of our respective affiliates, any unvested portion of the restricted units granted to the named executive officer will immediately become fully vested. For this purpose, a “change of control” will be deemed to have occurred (i) if any person or group, other than the partnership, our general partner or any of our respective affiliates, becomes the owner of more than 50% of the voting power of the voting securities of either the partnership or our general partner; (ii) if the limited partners of the partnership or our general partner approve, in one or a series of transactions, a plan of complete liquidation of the partnership or our general partner; (iii) upon the sale or other disposition by either the partnership or our general partner of all or substantially all of its assets, whether in a single or series of related transactions, to one or more parties (other than the partnership, our general partner or any of our respective affiliates); or (iv) if our general partner or an affiliate of the partnership or our general partner ceases to be the general partner of the partnership.

The following table quantifies our best estimates as to the amounts that each of our named executive officers would be entitled to receive upon a termination of employment as a result of his death or disability or upon a change of control, as applicable, assuming that such event occurred on December 31, 2013 and using our closing stock price on that date of $17.12. The number of units assumed to be paid out with respect to any performance-based restricted unit awards would be the target number granted. The precise amount that each of our named executive officers would receive cannot be determined with any certainty until an actual termination or change of control has occurred. Therefore, such amounts should be considered “forward-looking statements.”

Name	Termination of Employment by Reason of Death or Disability (1)	Occurrence of a Change of Control (1)
Alan L. Smith	$1,778,870	$1,778,870
Cedric W. Burgher	$2,356,790	$2,356,790
Mark Castiglione	$531,558	$531,558
Paul W. Geiger, III	$579,597	$579,597
Patrick Wagner	$501,170	$501,170
Gregory S. Roden	$600,997	$600,997

(1)	The value of the accelerated vesting of the restricted units granted to each named executive officer is based upon the closing price of our common units on December 31, 2013, $17.12, multiplied by the number of restricted units that would vest upon the occurrence of the event indicated. The number of awards each named executive officer held at the end of the 2013 year can be found above in the table titled “Outstanding Equity Awards at Fiscal 2013 Year-End.”

Compensation of Directors

Officers or employees of our general partner or its affiliates who also serve as directors do not receive additional compensation for their services as a director of our general partner. Directors who have a vested ownership interest in our general partner do not receive compensation for services provided to us as directors. We use a combination of cash and unit-based incentive compensation to attract and retain qualified candidates to serve on our general partner’s board of directors. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to us as well as the skill level we require of members of the board. Each director who is not an officer or employee of our general partner or its affiliates receives an annual fee, paid in cash, and an award of fully vested LTIP units, as compensation for his or her services as a director to our general partner. The board has determined to award the independent directors with fully vested LTIP units, because these awards reflect compensation for services performed on behalf of the Partnership and our general partner and are not used for retention purposes. Directors do not receive additional compensation for serving on the audit, conflicts or compensation committees of the board of directors of our general partner or additional fees for each meeting

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attended. Each non-employee director is reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors and committees. Each director is also fully indemnified by us for actions associated with being a director to the full extent permitted under Delaware law.

Our general partner pays Mr. Wolf $200,000 in annual compensation for his service as a director of our general partner. In addition, both owners of our general partner pay Mr. Wolf up to 0.75% of each owner’s share of any management incentive fee paid to our general partner during the period of his service as a director of our general partner. We reimburse our general partner for the full amount of Mr. Wolf’s $200,000 in annual compensation for board services, and such costs are not included in the amounts reimbursed by our general partner for payments to Quantum Resources Management under the Services Agreement. Mr. Wolf’s compensation was initially established at the initial public offering and was reviewed and approved by the members of our general partner and reflects a subjective determination of the fees that should be paid to Mr. Wolf for his services provided as Chairman of the Board for our general partner, including participation in the evaluation of potential acquisitions and divestitures and communications with investors. The portion of any quarterly management incentive fee paid to Mr. Wolf by the owners of our general partner will not be an expense reimbursed by our general partner or us under the Services Agreement.

During 2013, our general partner paid each of Messrs. Powell, Thorington and Hebert $90,000 in cash and 6,667 units under the LTIP in annual compensation for their services as directors of our general partner. As the LTIP units awarded to the directors of our general partner’s board of directors are considered part of their compensation for services performed on our behalf in 2013 and not as a long term retention incentive, the LTIP units vested immediately upon issuance. No additional compensation or perquisites were awarded to the directors of our general partner other than the fees and LTIP units described above.

The table below includes compensation paid to our non-employee directors for their services during 2013. Officers or employees of our general partner or its affiliates who also serve as directors do not receive additional compensation for their services as a director of our general partner and, as such, are not included in the table below.

Name	Fees Earned or Paid in Cash	Unit Awards (1)	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Donald E. Powell	$90,000	$120,006	$—	$—	$—	$—	$210,006
Stephen A. Thorington	$90,000	$120,006	$—	$—	$—	$—	$210,006
Richard K. Hebert	$90,000	$120,006	$—	$—	$—	$—	$210,006
Donald D. Wolf	$200,000	$—	$—	$—	$—	$—	$200,000

(1)	Reflects the aggregate grant date fair value of unit awards granted under the LTIP calculated by multiplying the number of units granted to each director (6,667) by the closing price of our common units on the Initial Date ($18.00 with respect to the grants made to Messrs. Powell, Thorington and Hebert on April 22, 2013. These values were computed in accordance with FASB ASC Topic 718. See Part II, Item 8. Financial Statements and Supplementary Data – Note 15 – Equity-Based Compensation for fiscal 2013 for additional detail regarding assumptions underlying the value of these equity awards. LTIP equity awards for the independent directors were decided upon by the members of our general partner.

Compensation Practices as They Relate to Risk Management

We believe that our compensation programs do not encourage excessive and unnecessary risk taking by our named executive officers (or other employees). Short-term annual incentives are generally paid pursuant to discretionary bonuses, which enable the board of directors of our general partner to assess the actual behavior of our employees as it relates to risk taking in awarding bonus amounts. Further, our use of equity-based long-term incentive compensation serves our compensation program’s goal of aligning the interests of executives and unitholders, thereby reducing the incentives to unnecessary risk taking. In addition, from a general risk management perspective, our policy is to conduct our commercial activities within predefined risk parameters that are closely monitored and are structured in a manner intended to control and minimize the potential for unwarranted risk-taking. We also routinely monitor and measure the execution and performance of our projects relative to expectations.

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ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED UNITHOLDER MATTERS

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes information about our equity compensation plans as of December 31, 2013:

Plan Category	Number of issued and outstanding restricted units	Weighted-average exercise price of restricted units	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans not approved by unitholders Long-term incentive plan (1)	1,022,311	N/A	469,426

(1)	Adopted by the board of directors of our general partner in connection with our initial public offering.

For a description of our equity compensation plan, please see the discussion under Part III, Item 11. Executive Compensation above.

Beneficial Ownership

As of March 2, 2014, the following table sets forth the beneficial ownership of our common, Class B, general partner and convertible preferred units that are owned by:

•	Each person beneficially owned more than 5% of the then outstanding units;

•	Each director and director nominee of our general partner;

•	Each named executive officer of our general partner; and

•	All directors, director nominees and executive officers of our general partner as a group.

Name of Beneficial Owner (1)	Common Units to be Beneficially Owned (2), (4)	Percentage of Common Units to be Beneficially Owned	Class B Units to be Beneficially Owned	Percentage of Class B Units to be Beneficially Owned	Preferred Class C Units to be Beneficially Owned	Percentage of Preferred Class C Units to be Beneficially Owned
The Fund (4)	7,145,866	12.0%		0%	16,666,667	100.0%
Donald D. Wolf (18)	6,000	0.1%		0%	—	0.0%
Alan L. Smith (4), (9), (10), (11), (13), (19)	7,336,853	12.3%	6,133,558	100%	16,666,667	100.0%
John H. Campbell, Jr. (4), (9), (10), (11), (12), (19)	7,267,778	12.2%	6,133,558	100%	16,666,667	100.0%
Cedric W. Burgher (3)	201,170	0.1%		0%	—	0.0%
Mark Castiglione (6),	42,162	0.1%		0%	—	0.0%
Paul W. Geiger, III (7)	66,022	0.1%		0%	—	0.0%
Patrick Wagner (5)	33,293	0.1%		0%	—	0.0%
Gregory S. Roden (8)	55,089	0.1%		0%	—	0.0%
Toby R. Neugebauer (4), (9), (10), (19)	7,145,866	12.0%	6,133,558	100%	16,666,667	100.0%
S. Wil VanLoh, Jr. (4), (9), (10), (19)	7,145,866	12.0%	6,133,558	100%	16,666,667	100.0%
Donald E. Powell (14), (15)	33,240	0.1%		0%	—	0.0%
Stephen A. Thorington (14), (16)	44,540	0.1%		0%	—	0.0%
Richard K. Hebert (14), (17)	22,807	0.1%		0%	—	0.0%
All directors, director nominees and executive officers of our general partner as a group	7,963,088	13.3%	6,133,558	100%	16,666,667	100.0%

(1)	The address for all beneficial owners in this table is 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010.
(2)	Includes common units that were awarded as LTIP units and common units purchased in the directed unit program at the closing of the IPO, and units purchased in the open market.

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(3)	Includes 5,000 units acquired by Mr. Burgher as part of the directed unit program; 75,000 units awarded to Mr. Burgher under the LTIP program upon the consummation of the IPO; 10,000 units awarded to Mr. Burgher under the LTIP program as part of his 2010 compensation; less 4,583 units deducted to cover withholding taxes occurring upon the vesting of 18,333 LTIP units on December 22, 2011; 47,237 units awarded to Mr. Burgher under the LTIP program as part of his 2012 compensation less 3,968 units deducted to cover withholding taxes occurring upon the vesting of 15,000 LTIP units on October 1, 2012; less 960 units deducted to cover withholding taxes occurring upon the vesting of 3,333 LTIP units on December 22, 2012; 69,444 units awarded to Mr. Burgher under the LTIP program as part of his 2013 compensation; and 3,600 common units purchased on the open market by Mr. Burgher on December 10, 2012. In addition, Mr. Burgher holds an indirect beneficial ownership interest in 400 common units held by members of his immediate family.
(4)	The 7,145,866 Subordinated Units were converted into common units on December 22, 2012.
(5)	Includes 16,624 common units awarded to Mr. Wagner under the LTIP program as part of his 2012 compensation; 16,806 common units awarded to Mr. Wagner under the LTIP program as part of his 2013 compensation; and 1,000 common units purchased on the open market by Mr. Wagner on May 23, 2012, less 1,137 units deducted to cover withholding taxes occurring upon the vesting of 4,156 units on July 1, 2013.
(6)	Includes 5,325 common units awarded to Mr. Castiglione under the LTIP program as part of his 2011 compensation; 1,000 common units acquired by Mr. Castiglione on December 22, 2010 as part of the directed unit program; 2,000 common units purchased on the open market by Mr. Castiglione on November 22, 2011; 2,500 common units purchased on the open market by Mr. Castiglione on May 14, 2012; and 16,624 common units awarded to Mr. Castiglione under the LTIP program as part of his 2012 compensation; and 16,806 common units awarded to Mr. Castiglione under the LTIP program as part of his 2013 compensation, less 470 units deducted to cover withholding taxes occurring upon the vesting of 1,775 LTIP units on November 1, 2012; less 1,137 units deducted to cover withholding taxes occurring upon the vesting of 4,156 LTIP units on July 1, 2013; less 486 units deducted to cover withholding taxes occurring upon the vesting of 1,775 LTIP units on November 1, 2013.
(7)	Includes 4,100 common units acquired by Mr. Geiger as a part of the directed unit program; 4,750 common units awarded to Mr. Geiger under the LTIP program upon the consummation of the IPO; 5,000 common units purchased on the open market by Mr. Geiger on May 16, 2012; 23,496 common units awarded to Mr. Geiger under the LTIP program as part of his 2012 compensation; 3,200 common units purchased on the open market by Mr. Geiger on November 14, 2012; 9,500 common units purchased on the open market by Mr. Geiger on December 13, 2012 (less 396 common units deducted to cover withholding taxes occurring upon the vesting of 1,583 LTIP units on December 22, 2011); 16,806 common units awarded to Mr. Geiger under the LTIP program as part of his 2013 compensation less 434 units deducted to cover withholding taxes occurring upon the vesting of 1,584 LTIP units on December 22, 2013.
(8)	Includes 10,000 common units awarded to Mr. Roden as part of his 2010 compensation; 2,000 common units purchased on the open market by Mr. Roden on June 2, 2011; 2,300 common units purchased on the open market by Mr. Roden on May 16, 2012; and 23,496 common units awarded to Mr. Roden under the LTIP program as part of his 2012 compensation; and 18,056 common units awarded to Mr. Roden under the LTIP program as part of his 2013 compensation; less 1,763 common units deducted to cover withholding taxes occurring upon the vesting of 6,446 LTIP units on July 1, 2013. In addition, Mr. Roden holds an indirect beneficial ownership interest in 1,000 common units owned by members of his immediate family.
(9)	QA Global GP, LLC (“Holdco GP”) may be deemed to beneficially own the interests in us held by Quantum Resources A1, LP (“QRA”), Quantum Resources B, LP (“QRB”), Quantum Resources C, LP (“QRC”), QAB Carried WI, LP (“QAB”), QAC Carried WI, LP (“QAC”) and Black Diamond Resources, LLC (“Black Diamond”). Holdco GP is the sole general partner of QA Holdings, LP, which is the sole owner of QA GP, LLC, which is the sole general partner of The Quantum Aspect Partnership, LP, which is the sole general partner of each of QRA, QRB and QRC. QAB, QAC and Black Diamond are wholly owned by QA Holdings, LP. QRA, QRB, QRC, QAB, QAC and Black Diamond hold the following limited partner interests in us:

•	QRA owns 6,533,194 Common Units and 15,066,277 Class C Preferred Units;

•	QRB owns 117,825 Common Units and 453,041 Class C Preferred Units;

•	QRC owns 209,150 Common Units and 478,604 Class C Preferred Units;

•	QAB owns 2,405 Common Units and 9,246 Class C Preferred Units;

•	QAC owns 4,268 Common Units and 16,412 Class C Preferred Units; and

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•	Black Diamond owns 279,024 Common Units and 643,087 Class C Preferred Units.

•	Three directors of our general partner, Messrs. Wolf, Neugebauer and VanLoh, and two directors and executive officers of our general partner, Messrs. Smith and Campbell, are also members of the board of directors of HoldCo GP, and as such, are entitled to vote on decisions to vote, or to direct to vote, and to dispose, or to direct the disposition of, the common units held by the Fund but cannot individually or together control the outcome of such decisions. HoldCo GP and Messrs. Wolf, Neugebauer, VanLoh, Smith and Campbell disclaim beneficial ownership of the Common Units and Class C Preferred Units held by the Fund.

(10)	Our general partner, QRE GP, LLC is owned 50% by an entity controlled by Messrs. Neugebauer and VanLoh and 50% by an entity controlled by Messrs. Smith and Campbell. As indirect owners of our general partner, Messrs. Neugebauer, VanLoh, Smith and Campbell share in distributions made by us with respect to units held by our general partner in proportion to their respective ownership interests and with respect to payments made to our general partner relating to the management incentive fee. Messrs. Neugebauer, VanLoh, Smith and Campbell, by virtue of their ownership interest in our general partner, may be deemed to beneficially own the units held by our general partner.
(11)	Includes 8,985 common units awarded to each Mr. Smith and Mr. Campbell under the LTIP program as part of their 2011 compensation.
(12)	Includes 30,000 common units purchased on the open market by Mr. Campbell on June 2, 2011; and 38,483 common units awarded to Mr. Campbell under the LTIP programs part of his 2012 compensation (28,862 of which are subject to a performance based adjustment to be determined at the end of three years based on a matrix that considers a combination of total unit returns and unit performance relative to the Partnership’s peers); and 44, 444 common units awarded to Mr. Campbell under the LTIP program as part of his 2013 compensation (33,333 of which are subject to a performance based adjustment to be determined at the end of three years based on a matrix that considers a combination of total unit returns and unit performance relative to the Partnership’s peers).
(13)	Includes 50,000 common units acquired by Mr. Smith as a part of the directed unit program; less 918 common units deducted to cover withholding taxes occurring upon the vesting of 2,995 LTIP units on March 9, 2012; and 49,478 common units awarded to Mr. Smith under the LTIP program as part of his compensation for 2012 (37,109 of which are subject to a performance based adjustment to be determined at the end of three years based on a matrix that considers a combination of total unit returns and unit performance relative to the Partnership’s peers); and 55,556 common units awarded to Mr. Smith under the LTIP program as part of his compensation for 2013 (41,667 of which are subject to a performance based adjustment to be determined at the end of three years based on a matrix that considers a combination of total unit returns and unit performance relative to the Partnership’s peers); less 978 common units deducted to cover withholding taxes occurring upon the vesting of 2,995 LTIP units on March 9, 2013; less 1,136 common units deducted to cover withholding taxes occurring upon the vesting of 4,123 LTIP units on July 1, 2013.
(14)	Includes 3,750 fully vested units awarded to each Mr. Powell and Mr. Thorington under the LTIP program upon their appointment as directors of the general partner; and 4,123 fully vested units awarded to each Mr. Powell, Mr. Hebert, and Mr. Thorington under the LTIP program as part of their compensation for 2012; and 6,667 fully vested units awarded to each Mr. Powell, Mr. Hebert, and Mr. Thorington under the LTIP program as part of their compensation for 2013.
(15)	Includes 2,000 common units purchased on the open market by Mr. Powell on June 3, 2011; 1,082 common units purchased on the open market by Mr. Powell on November 17, 2011; 2,918 common units purchased on the open market by Mr. Powell on November 18, 2011; 1,000 common units purchased on the open market by Mr. Powell on November 21, 2011; 3,000 common units purchased on the open market by Mr. Powell on May 14, 2012; 4,000 common units purchased on the open market by Mr. Powell on May 15, 2012; 500 common units purchased on the open market by Mr. Powell on May 16, 2012; 2,000 common units purchased on the open market by Mr. Powell on May 18, 2012; 2,200 common units purchased on the open market by Mr. Powell on June 4, 2012.
(16)	Includes 20,000 common units acquired by Mr. Thorington under the directed unit program; 8,800 common units purchased on the open market by Mr. Thorington on May 14, 2012; and 1,200 common units purchased on the open market by Mr. Thorington on May 15, 2012.
(17)	Includes 1,817 fully vested common units awarded to Mr. Hebert under the LTIP program upon his appointment as a director of the general partner on July 1, 2011; 5,000 common units purchased on the open market by Mr. Hebert on November 17, 2011; 200 common units purchased on the open market by Mr. Hebert on December 6, 2011; and 5,000 common units purchased on the open market by Mr. Hebert on May 18, 2012.
(18)	Includes 6,000 common units purchased on the open market by Mr. Wolf on May 14, 2012.

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(19)	The Class B Units are held by our general partner, QRE GP, LLC. Our general partner is owned 50% by an entity controlled by Messrs. Neugebauer and VanLoh and 50% by an entity controlled by Messrs. Smith and Campbell. As indirect owners of our general partner, Messrs. Neugebauer, VanLoh, Smith and Campbell share in the distributions of and from the Class B Units held by the general partner in proportion to their respective ownership interests. Messrs. Neugebauer, VanLoh, Smith and Campbell, by virtue of their ownership interest in our general partner, may be deemed to beneficially own the Class B Units of our general partner.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Ownership in Our General Partner by the Management of the Fund

As of December 31, 2013, entities controlled by affiliates of the Fund owned our general partner and a 29.2% limited partner interest in the Partnership from its ownership in our common units and preferred units. In addition, the general partner owns a 0.1% general partner interest in the Partnership, represented by 51,036 general partner units, and the general partner owns 6,133,558 Class B units.

On March 2, 2014, we completed a transaction related to our general partner interest pursuant to a Contribution Agreement, by and among the Partnership, the general partner, QR Holdings (QRE), LLC (“QRH”) and QR Energy Holdings, LLC (“QREH” and, together with QRH, the “QR Parties”), the former owners of our general partner, pursuant to which (i) the general partner reclassified its 0.1% general partner interest in the Partnership, formerly represented by 51,036 general partner units, in exchange for a non-economic general partner interest, (ii) the QR Parties contributed 100% of the limited liability company interests of the general partner to the Partnership, and (iii) the partnership agreement was amended, to, among other things, (a) cancel the management incentive fee and provide for the future issuance of up to 11.6 million Class B units, subject to certain tests, to the QR Parties and (b) provide for the election of all of the members of the board of directors of the general partner by our limited partners beginning in June 2015 (the “GP Buyout Transaction”).

Contracts with the Fund and Its Affiliates

Our general partner has entered into agreements with the Fund and its affiliates. The following is a description of those agreements.

Services Agreement

On December 22, 2010, in connection with the closing of the IPO, our general partner entered into a Services Agreement (the “Services Agreement”) with Quantum Resources Management, pursuant to which Quantum Resources Management will provide the administrative and acquisition advisory services necessary to allow our general partner to manage, operate and grow our business. Under the Services Agreement, from the closing of the IPO through December 31, 2012, Quantum Resources Management was entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. During the period from the closing of the IPO through December 31, 2010, and for the years ended December 31, 2011 and December 31, 2012, we incurred $0.1 million, $2.5 million and $7.3 million for the administrative services fee under the Services Agreement.

Beginning on January 1, 2013, QRM is entitled to a quarterly reimbursement of general and administrative charges based on the allocation of charges between the Fund and us based on the estimated use of such services by each party. The fee includes direct expenses plus an allocation of compensation costs based on employee time expended and other indirect expenses based on multiple operating metrics. If the Fund or its affiliates raise a second fund, the quarterly administrative services costs will be further divided to include an allocation to the second fund as well. The allocation methodology was developed with the assistance of a third-party consultant with extensive experience in this area. These fees are included in general and administrative expenses in our consolidated statement of operations. QRM has the discretion to determine in good faith the proper allocation of the charges pursuant to the Services Agreement.

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Omnibus Agreement

On December 22, 2010, in connection with the closing of the IPO, we entered into an Omnibus Agreement (the “Omnibus Agreement”) by and among the Partnership, our general partner, OLLC, the Fund Entities, the Predecessor and QA Global.

Under the terms of the Omnibus Agreement, the Fund Entities will offer us the first opportunity to purchase properties that it may offer for sale, so long as the properties consist of at least 70% proved developed producing reserves. The 70% threshold is a value-weighted determination made by the Fund Entities. Additionally, the Fund Entities will allow us to participate in at least 25% of any acquisition opportunity to the extent that it invests any of the remaining $113.2 million of its unfunded committed equity capital and so long as at least 70% of the allocated value of such acquisition opportunity is attributable to proved developed producing reserves. These contractual obligations will remain in effect for five years after the date of the Omnibus Agreement.

The Omnibus Agreement provides that the Fund Entities will indemnify us in connection with those assets contributed to us at the closing of the IPO against income taxes attributable to pre-closing operations as of the closing date of the IPO. The Fund indemnification obligation will terminate upon the expiration of the applicable statute of limitations with respect to income taxes.

Long–Term Incentive Awards / Plan

On February 3, 2014 we filed a definitive proxy statement on Form 14A, which provides information regarding a special meeting of limited partners to be held on March 10, 2014 to hold a unitholder vote on an amendment to our Long-Term Incentive Plan to increase the number of units under the plan by 3,000,000. See Part II, Item 8. Financial Statements and Supplementary Data See Note 22 – Subsequent Events.

On December 22, 2010, in connection with the closing of the IPO, the board of directors of the general partner adopted the QRE GP, LLC Long Term Incentive Plan (the “LTIP”) for employees, officers, consultants and directors and consultants of the general partner and those of its affiliates, including Quantum Resources Management, who perform services for us. The LTIP consists of unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees providing services to us and to align the economic interests of such employees with the interests of our unitholders. The LTIP limits the number of common units that may be delivered pursuant to awards under the plan to 1.8 million units. Common units cancelled, forfeited or withheld to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. As of December 31, 2013, 1,390,459 restricted unit awards had been granted under the LTIP.

Purchase and Sale Agreement

On December 28, 2012, the Fund sold the December 2012 Transferred Properties pursuant to a purchase and sale agreement by and among the Fund, the Partnership and OLLC in exchange for $28.6 million in cash, after customary purchase price adjustments, and the assumption of $115 million in debt. The December 2012 Transaction was accounted for as a transaction between entities under common control whereby the December 2012 Transferred Properties were recorded at historical book value. As such, the value of the cash and assumed debt in excess of the net assets contributed by the Fund was deemed a $68.9 million distribution to the Predecessor and allocated pro rata to the general partner and existing limited partners.

On October 3, 2011 we completed the acquisition of the October 2011 Transferred Properties including certain oil and gas properties located in the Permian Basin, Ark-La-Tex and Mid-Continent areas from the Fund for an aggregate purchase price of $578.8 million, pursuant to the Purchase Agreement with an effective date of October 1, 2011.

In exchange for the October 2011 Transferred Properties, we assumed $227.0 million in debt from the Fund, which was repaid at closing and issued to the Fund 16,666,667 unregistered Class C Convertible Preferred Units (“Preferred Units”). The Preferred Units will receive a preferred quarterly distribution of $0.21 per Preferred Unit equal to a 4.0% annual coupon on the par value of $21.00, for the first three years following the date of issuance.

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After three years, the quarterly cash distribution will be equal to the greater of (a) $0.475 per Preferred Unit or (b) the cash distribution payable on each of our common units for such quarter. The Preferred Units are convertible, subject to certain limitations, into common units representing limited partner interests in us on a one-to-one basis, subject to adjustment.

Registration Rights Agreement

In connection with the acquisition of the October 2011 Transferred Properties, on October 3, 2011, we entered into a Registration Rights Agreement with the Fund (the “Registration Rights Agreement”), which granted certain registration rights to the Fund, including rights to (a) cause the Partnership to file with the SEC up to five shelf registration statements under the Securities Act for the resale of the common units to be issued upon conversion of the Preferred Units, and in certain circumstances, the resale of the Preferred Units, and (b) participate in future underwritten public offerings of our common units.

The Fund may exercise its right to request that a shelf registration statement be filed any time after June 1, 2012. In addition, we agreed to use commercially reasonable efforts (a) to prepare and file a shelf registration statement within 60 days of receiving a request from the Fund and (b) to cause the shelf registration statement to be declared effective by the SEC no later than 180 days after its filing. The Registration Rights Agreement contains customary representations, warranties and covenants, and customary provisions regarding rights of indemnification between the parties with respect to certain applicable securities law liabilities.

Distributions of Available Cash to Our General Partner and Affiliates

We will generally make cash distributions to our common unitholders and Class B unitholders and general partner pro rata, including our general partner and our affiliates. As of December 31, 2013, our general partner and its affiliates held 7,145,866 common units, all of the preferred units and 51,036 general partner units. We distributed less than $0.1 million to our general partner during the year ended December 31, 2013. Preferred units receive a separate cash distribution in accordance with our Partnership Agreement.

General Partner Management Incentive Fee

Entities owned or controlled by the following individuals received the following Management Incentive Fees during 2013: (a) Alan Smith’s entity received $407,781, (b) John Campbell’s entity received $402,931, (c) Wil VanLoh’s entity received $823,633, and (d) Toby Neugebauer’s entity received $823,633. Each of the Management Incentive Fee amounts paid to Messrs, Smith, Campbell, VanLoh and Neugebauer reported above are net of Don Wolf’s share of the 2013 Management Incentive Fee of $40,944 and Cedric Burgher’s share of the 2013 Management Incentive Fee of $8,327. Don Wolf’s share was paid 37% by an entity controlled by Alan Smith and John Campbell and 63% by an entity controlled by Wil VanLoh and Toby Neugebauer. Cedric Burgher’s share was paid 50% by an entity controlled by Alan Smith and John Campbell and 50% by an entity controlled by Wil VanLoh and Toby Neugebauer.

Entities owned or controlled by the following individuals received the following Class B Distributions from Converted Management Incentive Fees during 2013: (a) Alan Smith’s entity received $796,884, (b) John Campbell’s entity received $775,944, (c) Wil VanLoh’s entity received $3,108,145, and (d) Toby Neugebauer’s entity received $3,108,145. Each of the distribution amounts paid to Messrs, Smith, Campbell, VanLoh and Neugebauer reported above are net of Don Wolf’s share of the 2013 Class B Distribution of $121,330. Don Wolf’s share was paid 26% by an entity controlled by Alan Smith and John Campbell and 74% by an entity controlled by Wil VanLoh and Toby Neugebauer.

The former owners of our general partner are entitled to receive an annual installment of Class B units with respect to any calendar year in which we pay a distribution of $0.4744 per unit with respect to each quarter, achieved a Distribution Coverage Ratio (as defined in our Partnership Agreement) for the year of at least 1.0 and achieve a Total Debt to EBITDAX (as defined in our Partnership Agreement) of no greater than 4.0 for each quarter during such year, unless any excess has been approved by the conflicts committee of our general partner.

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Review, Approval or Ratification of Transactions with Related Persons

We have adopted a Code of Business Conduct and Ethics that sets forth our policies for the review, approval and ratification of transactions with related persons. Pursuant to our Code of Business Conduct and Ethics, a director is expected to bring to the attention of the Chief Executive Officer or the board of directors of our general partner any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict will be addressed in accordance with the Fund’s and our general partner’s organizational documents and the provisions of our partnership agreement. The resolution may be determined by disinterested directors, our general partner’s board of directors, or the conflicts committee of our general partner’s board of directors.

Under our Code of Business Conduct and Ethics, any executive officer of our general partner is required to avoid conflicts of interest unless approved by the board of directors. The board of directors of our general partner has a standing conflicts committee comprised of at least one independent director and will determine whether to seek the approval of the conflicts committee in connection with future acquisitions of oil and natural gas properties from the Fund or its affiliates. In addition to acquisitions from the Fund or its affiliates, the board of directors of our general partner will also determine whether to seek conflicts committee approval to the extent we act jointly to acquire additional oil and natural gas properties with the Fund. In the case of any sale of equity or debt by us to an owner or affiliate of an owner of our general partner, our practice is to obtain the approval of the conflicts committee of the board of directors of our general partner for the transaction. The conflicts committee is entitled to hire its own financial and legal advisors in connection with any matters on which the board of directors of our general partner has sought the conflicts committee’s approval.

The Fund is free to offer properties to us on terms it deems acceptable, and the board of directors of our general partner (or the conflicts committee) is free to accept or reject any such offers, negotiating terms it deems acceptable to us. As a result, the board of directors of our general partner (or the conflicts committee) will decide, in its sole discretion, the appropriate value of any assets offered to us by the Fund. In so doing, we expect the board of directors (or the conflicts committee) will consider a number of factors in its determination of value, including, without limitation, production and reserve data, operating cost structure, current and projected cash flows, financing costs, the anticipated impact on distributions to our unitholders, production decline profile, commodity price outlook, reserve life, future drilling inventory and the weighting of the expected production between oil and natural gas. We expect that the Fund will consider a number of the same factors considered by the board of directors of our general partner to determine the proposed purchase price of any assets it may offer to us in future periods. In addition to these factors, given that the Fund is our largest unitholder, the Fund may consider the potential positive impact on its underlying investment in us by offering properties to us at attractive purchase prices. Likewise, the Fund may consider the potential negative impact on its underlying investment in us if we are unable to acquire additional assets on favorable terms, including the negotiated purchase price.

Director Independence

The NYSE does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner. For a discussion of the independence of the board of directors of our general partner, please see Part III, Item 10. Directors, Executive Officers and Corporate Governance – Committees of the Board of Directors and Independence Determination.

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ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The audit committee of our general partner selected PricewaterhouseCoopers LLP, an independent registered public accounting firm, to audit our consolidated financial statements for the year ended December 31, 2013. The audit committee’s charter requires the audit committee to approve in advance all audit and non–audit services to be provided by our independent registered public accounting firm. All services reported in the audit, audit–related, tax and all other fees categories below with respect to this Annual Report on Form 10–K for the year ended December 31, 2013 were approved by the audit committee.

Fees paid and expected to be paid to PricewaterhouseCoopers LLP (“PwC”) are as follows:

	2013	2012	2011
Audit fees (1)	$1,477	$1,742	$2,237
Audit - related fees (2)	36	169	—
Tax fees	320	329	241

Total fees paid to PwC	$1,833	$2,240	$2,478

(1)	Represents fees for professional services provided in connection with the audit of our annual financial statements, review of our quarterly financial statements and audits performed as part of our registration filings.
(2)	Represents audits of acquisition related financial statements and services in connection with, and comfort letters for, our senior notes offering and equity offerings.

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PART IV

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QR Energy, LP
(Registrant)

Date: March 3, 2014	By: QRE GP, LLC,
its general partner

	By:	/s/ Cedric W. Burgher
Cedric W. Burgher
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 3, 2014.

Signature	Title (Position with QRE GP, LLC)	Date

/s/ Alan L Smith	Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2014
Alan L. Smith

/s/ John H. Campbell, Jr.	President, Chief Operating Officer and Director	March 3, 2014
John H. Campbell, Jr.

/s/ Cedric W. Burgher	Chief Financial Officer (Principal Financial Officer)	March 3, 2014
Cedric W. Burgher

/s/ Gregory S. Roden	Sr. Vice President, Secretary and General Counsel	March 3, 2014
Gregory S. Roden

/s/ Lloyd V. DeLano	Chief Accounting Officer (Principal Accounting Officer)	March 3, 2014
Lloyd V. DeLano

/s/ Richard K. Hebert	Director	March 3, 2014
Richard K. Hebert

/s/ Toby R. Neugebauer	Director	March 3, 2014
Toby R. Neugebauer

/s/ Donald E. Powell	Director	March 3, 2014
Donald E. Powell

/s/ Stephen A. Thorington	Director	March 3, 2014
Stephen A. Thorington

/s/ S. Wil VanLoh, Jr.	Director	March 3, 2014
S. Wil VanLoh, Jr.

/s/ Donald D. Wolf	Chairman of the Board	March 3, 2014
Donald D. Wolf

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INDEX TO FINANCIAL STATEMENTS

QR ENERGY, LP AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of QRE GP, LLC

and the Unitholders of QR Energy, LP

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in partners’ capital and cash flows present fairly, in all material respects, the financial position of QR Energy, LP and its subsidiaries (the “Partnership”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Part II, Item 9A. Our responsibility is to express opinions on these financial statements and on the Partnership’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Annual Report on Internal Control over Financial Reporting management has excluded East Texas Salt Water Disposal Company from its assessment of internal control over financial reporting as of December 31, 2013 because it was acquired by the Partnership in a purchase business combination during 2013. We have also excluded East Texas Salt Water Disposal Company from our audit of internal control over financial reporting. East Texas Salt Water Disposal Company is a non-wholly owned subsidiary whose total assets and total revenues represent 2.2% and 2.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2013.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

March 3, 2014

QR ENERGY, LP

CONSOLIDATED BALANCE SHEETS

(In thousands, except unit amounts)

	December 31, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$13,360	$31,836
Accounts receivable	57,442	41,897
Due from affiliate	3,915	—
Due from general partner	—	165
Derivative instruments	27,485	45,522
Prepaid and other current assets	1,859	2,642

Total current assets	104,061	122,062

Noncurrent assets:
Oil and natural gas properties, using the full cost method of accounting
Evaluated	1,905,110	1,656,146
Unevaluated	4,320	11,500

Gross oil and natural gas properties	1,909,430	1,667,646
Other property, plant and equipment	14,114	—

Less accumulated depreciation, depletion and amortization	(318,561)	(203,377)

Total oil and natural gas properties and other property, plant and equipment, net	1,604,983	1,464,269
Derivative instruments	62,131	76,621
Other assets	44,752	23,575

Total noncurrent assets	1,711,866	1,564,465

Total assets	$1,815,927	$1,686,527

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Current portion of asset retirement obligations	$4,310	$1,426
Derivative instruments	11,233	8,727
Accrued and other liabilities	79,045	46,284

Total current liabilities	94,588	56,437

Noncurrent liabilities:
Long-term debt	911,593	766,076
Derivative instruments	6,251	16,993
Asset retirement obligations	151,011	125,565
Deferred taxes	2,114	102
Other liabilities	12,911	6,790

Total noncurrent liabilities	1,083,880	915,526

Commitments and contingencies (See Note 11)
Partners’ capital:
Class C convertible preferred unitholders (16,666,667 units issued and outstanding as of December 31, 2013 and 2012)	388,621	373,068
General partner (51,036 units issued and outstanding as of December 31, 2013 and 2012)	614	710
Class B unitholders (6,133,558 and zero units issued and outstanding as of December 31, 2013 and 2012)	—	—
Public common unitholders (51,483,263 and 51,299,278 units issued and outstanding as of December 31, 2013 and 2012)	313,302	403,757
Affiliated common unitholders (7,145,866 units issued and outstanding as of December 31, 2013 and 2012)	(76,371)	(62,971)
Accumulated other comprehensive income	2,744	—

Total QR Energy, LP Partners’ capital	628,910	714,564
Noncontrolling interest	8,549	—

Total partners’ capital	637,459	714,564

Total liabilities and partners’ capital	$1,815,927	$1,686,527

See accompanying notes to the consolidated financial statements

QR ENERGY, LP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per unit amounts)

	Year Ended December 31,
	2013	2012	2011
Revenues:
Oil and natural gas sales	$446,801	$368,189	$356,579
Disposal, processing and other	8,828	3,809	4,325

Total revenues	455,629	371,998	360,904

Operating Expenses:
Production expenses	174,101	143,938	132,227
Disposal and related operating expenses	6,597	—	—
Depreciation, depletion and amortization	115,184	105,796	94,993
Accretion of asset retirement obligations	7,456	5,648	4,593
General and administrative	41,901	42,275	37,315
Acquisition and transaction costs	1,487	4,000	—

Total operating expenses	346,726	301,657	269,128

Operating income (loss)	108,903	70,341	91,776
Other income (expense):
Gain (loss) on commodity derivative contracts, net	(1,217)	53,071	47,860
Interest expense, net	(48,000)	(43,133)	(50,491)
Other income (expense), net	1,589	—	—

Total other income (expense), net	(47,628)	9,938	(2,631)

Income (loss) before income taxes	61,275	80,279	89,145
Income tax (expense) benefit, net	353	(528)	(850)

Net income (loss)	61,628	79,751	88,295
Less: Net income (loss) attributable to noncontrolling interest	663	—	—

Net income (loss) attributable to QR Energy, LP	$60,965	$79,751	$88,295

Net Income (loss) attributable to QR Energy, LP per limited partner unit:
Common unitholders’ (basic)	$0.26	$0.19	$0.10
Common unitholders’ (diluted)	0.26	0.19	0.10
Subordinated unitholders’ (basic and diluted)	—	0.11	0.10
Weighted average number of limited partner units outstanding:
Common units (basic)	58,524	35,132	28,728
Common units (dilutive)	58,524	35,282	28,728
Subordinated units (basic and diluted)	—	6,970	7,146

See accompanying notes to the consolidated financial statements

QR ENERGY, LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year ended December 31,
	2013	2012	2011

Net income	$61,628	$79,751	$88,295

Other comprehensive income, net of tax:
Reclassification adjustment for available-for-sale securities	(18)	—	—
Change in fair value on available-for-sale securities (1)	631	—	—
Pension and postretirement benefits:
Actuarial gain (2)	4,061	—	—

Total other comprehensive income	4,674	—	—

Total comprehensive income	66,302	79,751	88,295

Less: Comprehensive income attributable to noncontrolling interest	2,593	—	—

Comprehensive income attributable to QR Energy, LP	$63,709	$79,751	$88,295

(1)	Net of income taxes of $223 for the year ended December 31, 2013.
(2)	Net of income taxes of $2,093 for the year ended December 31, 2013.

See accompanying notes to the consolidated financial statements

QR ENERGY, LP

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

(In thousands)

		Class C Convertible			Limited Partners			Accumulated Other	Total QR Energy, LP	Non-	Total
	Predecessor’s	Preferred	General	Class B	Public	Affiliated		Comprehensive	Partners’	Controlling	Partners’
	Capital	Unitholders	Partner	Unitholders	Common	Common	Subordinated	Income	Capital	Interest	Capital
Balances - December 31, 2010	$129,089	$—	$708	$—	$276,723	$(48,898)	$(30,928)	$—	$326,694	$—	$326,694
Proceeds from over-allotment	—	—	—	—	41,963	—	—	—	41,963	—	41,963
Distribution to the Fund	—	—	—	—	—	(25,727)	(16,273)	—	(42,000)	—	(42,000)
Distributions to the Predecessor	(25,507)	—	—	—	—	—	—	—	(25,507)	—	(25,507)
Other contributions from affiliates	17,357	—	—	—	—	12,366	7,822	—	37,545	—	37,545
Recognition of unit-based awards	—	—	—	—	1,351	—	—	—	1,351	—	1,351
Reduction in units to cover individuals’ tax withholding	—	—	—	—	(215)	—	—	—	(215)	—	(215)
Distributions to unitholders	—	(3,424)	(63)	—	(30,673)	(19,854)	(12,557)	—	(66,571)	—	(66,571)
Book value of October 2011 Transferred Properties contributed by the Predecessor	(249,331)	—	—	—	—	—	—	—	(249,331)	—	(249,331)
Fair value of Preferred Units issued to the Fund	—	354,500	—	—	—	—	—	—	354,500	—	354,500
Fair value of Preferred Units in excess of net assets received from the Fund	—	—	(102)	—	(49,491)	(32,380)	(20,481)	—	(102,454)	—	(102,454)
Amortization of discount on increasing rate distributions	—	3,638	—	—	—	—	—	—	3,638	—	3,638
Noncash distribution to preferred unitholders	—	(3,638)	—	—	—	—	—	—	(3,638)	—	(3,638)
Management incentive fee earned	—	—	(1,572)	—	—	—	—	—	(1,572)	—	(1,572)
Net income	76,249	7,062	1,575	—	1,648	1,079	682	—	88,295	—	88,295

Balances - December 31, 2011	$(52,143)	$358,138	$546	$—	$241,306	$(113,414)	$(71,735)	$—	$362,698	$—	$362,698

Distributions to the Predecessor	(37,270)	—	—	—	—	—	—	—	(37,270)	—	(37,270)
Proceeds from unit offerings	—	—	272	—	376,938	—	—	—	377,210	—	377,210
Book value of December 2012 Transferred Properties contributed by the Predecessor	45,578	—	—	—	—	—	—	—	45,578	—	45,578
Other contributions from affiliates	6,485	—	—	—	—	4,985	26,606	—	38,076	—	38,076
Recognition of unit-based awards	—	—	—	—	3,252	—	—	—	3,252	—	3,252
Reduction in units to cover individuals’ tax withholding	—	—	—	—	(322)	—	—	—	(322)	—	(322)
Distributions to unitholders	—	(14,000)	(60)	—	(55,005)	—	(10,362)	—	(79,427)	—	(79,427)
Conversion of subordinated units	—	—	—	—	—	(53,122)	53,122	—	—	—	—
Amortization of discount on increasing rate distributions	—	14,930	—	—	—	—	—	—	14,930	—	14,930
Noncash distribution to preferred unitholders	—	(14,930)	—	—	—	—	—	—	(14,930)	—	(14,930)
Affiliated unit sale to public	—	—	—	—	(113,325)	113,325	—	—	—	—	—
Consideration paid in excess of the December 2012 Transferred Properties received from the Fund	—	—	(59)	—	(60,390)	(8,412)	—	—	(68,861)	—	(68,861)
Management incentive fee earned	—	—	(6,121)	—	—	—	—	—	(6,121)	—	(6,121)
Net income	37,350	28,930	6,132	—	11,303	(6,333)	2,369	—	79,751	—	79,751

Balances - December 31, 2012	$—	$373,068	$710	$—	$403,757	$(62,971)	$—	$—	$714,564	$—	$714,564

Recognition of unit-based awards	—	—	—	—	6,880	—	—	—	6,880	—	6,880
Reduction in units to cover individuals’ tax withholding					(583)				(583)		(583)
Unit issuance costs	—	—	—	—	(76)	—	—	—	(76)	—	(76)
Distribution to unitholders	—	(14,000)	(108)	(12,839)	(110,184)	(15,096)	—	—	(152,227)	—	(152,227)
Amortization of discount on increasing rate distributions	—	15,553	—	—	—	—	—	—	15,553	—	15,553
Noncash distribution to preferred unitholders	—	(15,553)	—	—	—	—	—	—	(15,553)	—	(15,553)
Management incentive fee earned	—	—	(3,357)	—	—	—	—	—	(3,357)	—	(3,357)
Noncontrolling interest in connection with acquisition	—	—	—	—	—	—	—	—	—	5,956	5,956
Other	—	—	1	—	836	(837)	—	—	—	—	—
Other comprehensive income, net of tax	—	—	—	—	—	—	—	2,744	2,744	1,930	4,674
Net income	—	29,553	3,368	12,839	12,672	2,533	—	—	60,965	663	61,628

Balances - December 31, 2013	$—	$388,621	$614	$—	$313,302	$(76,371)	$—	$2,744	$628,910	$8,549	$637,459

See accompanying notes to the consolidated financial statements

QR ENERGY, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net income (loss) (1)	$61,628	$79,751	$88,295
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	115,184	105,796	94,993
Accretion of asset retirement obligations	7,456	5,648	4,593
Amortization of deferred financing costs	2,424	2,898	2,101
Recognition of unit-based awards	6,880	3,252	1,351
General and administrative expense contributed by affiliates	—	38,076	34,721
Loss (gain) on derivative contracts, net	4,130	(42,850)	(18,434)
Cash received (paid) on settlement of derivative contracts	20,161	27,863	(76,565)
Deferred income (benefit) tax expense	(304)	372	849
Other items	2,935	2,075	357
Changes in operating assets and liabilities:
Accounts receivable and other assets	(21,762)	(8,531)	(29,386)
Accounts payable and other liabilities	3,413	12,800	9,682

Net cash provided by operating activities	202,145	227,150	112,557

Cash flows from investing activities:
Additions to oil and natural gas properties	(88,247)	(127,352)	(70,426)
Acquisitions, net of cash acquired	(128,234)	(468,009)	(3,044)
Proceeds from sale of oil and natural gas properties	—	3,082	1,327
Proceeds from sale of available-for-sale securities	8,535	—	—
Purchases of available-for-sale securities	(10,249)	—	—

Net cash used in investing activities	(218,195)	(592,279)	(72,143)

Cash flows from financing activities:
Proceeds from unit offering, net of offering costs	87	376,938	41,963
Proceeds from senior note offering, net of underwriter discount	—	295,860	—
Distributions to the Fund	—	—	(42,000)
Proceeds from issuance of units to the general partner	—	115	715
Management incentive fee paid to the general partner	(3,357)	(7,692)	—
Distributions to unitholders	(141,582)	(96,472)	(46,026)
Contributions from (distributions to) the Predecessor	—	(34,973)	(25,507)
Proceeds from bank borrowings	180,000	476,500	275,000
Repayments on bank borrowings	(35,000)	(506,500)	—
Repayment of debt assumed from the Fund	—	(115,000)	(227,000)
Units withheld for employee payroll tax obligation	(583)	(322)	—
Deferred financing costs	(1,991)	(8,922)	(2,321)

Net cash provided by (used in) financing activities	(2,426)	379,532	(25,176)

Increase (decrease) in cash	(18,476)	14,403	15,238
Cash and cash equivalents at beginning of period	31,836	17,433	2,195

Cash and cash equivalents at end of period	$13,360	$31,836	$17,433

(1)	Includes net income attributable to noncontrolling interest.

See accompanying notes to the consolidated financial statements

QR Energy, LP

Notes to Consolidated Financial Statements

Except as noted within the context of each footnote disclosure, the dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.

NOTE 1 — ORGANIZATION AND OPERATIONS

QR Energy, LP (“we,” “us,” “our,” or the “Partnership”) is a Delaware limited partnership formed on September 20, 2010 to acquire oil and gas assets from our affiliated entity, QA Holdings, LP (the “Predecessor”) and other third party entities in order to enhance and exploit oil and gas properties. We currently have oil and gas related properties in Alabama, Arkansas, Florida, Kansas, Louisiana, Michigan, New Mexico, Oklahoma and Texas. Certain of the Predecessor’s subsidiaries (collectively known as the “Fund”) include Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC.

Our general partner is QRE GP, LLC (or “QRE GP”). We conduct our operations through our 100% owned subsidiary QRE Operating, LLC (“OLLC”). Our 100% owned subsidiary, QRE Finance Corporation (“QRE FC”), has no material assets and was formed for the sole purpose of serving as a co-issuer of our debt securities. In connection with our acquisition of certain East Texas oil properties (see Note 4 – Acquisitions), we acquired a controlling interest in East Texas Saltwater Disposal Company (“ETSWDC”), a privately held Texas corporation. The main purpose of ETSWDC is to dispose of salt water generated as a by-product from oil produced in certain East Texas oilfields.

Quantum Resources Management, LLC (“QRM”), a subsidiary of QA Holdings, LP, provides management and operational services for us and the Fund. In accordance with the Services Agreement (the “Services Agreement”) between us, QRE GP and QRM, beginning on January 1, 2013, QRM is entitled to the reimbursement of general and administrative charges from us based on the allocation of charges between the Fund and us. Prior to January 1, 2013, the Partnership was required to pay an administrative services fee equal to 3.5% of Adjusted EBITDA, as defined in the Services Agreement. Refer to Note 2 – Summary of Significant Accounting Policies for details on the allocation of general and administrative expenses beginning on January 1, 2013.

As of December 31, 2013, our ownership structure comprised a 0.1% general partner interest, a 7.5% limited partner interest in us represented by 6,133,558 Class B units held by QRE GP, a 29.2% limited partner interest held by the Fund, comprised of common units and all of our preferred units, and a 63.2% limited partner interest held by the public unitholders. On February 22, 2013, in accordance with our partnership agreement, our general partner elected to convert 80% of their fourth quarter 2012 management incentive fee and, on March 4, 2013, received 6,133,558 Class B units which were issued and outstanding upon conversion.

On March 2, 2014 we completed a transaction related to our general partner interest pursuant to a Contribution Agreement. See Note 22 – Subsequent Events for more information.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying financial statements and related notes present our consolidated financial position as of December 31, 2013 and 2012. These financial statements also include the results of our operations, our changes in comprehensive income, changes in partners’ capital, and cash flows for the years ended December 31, 2013, 2012, and 2011. These consolidated financial statements include all of our wholly-owned subsidiaries and investments we are deemed to have control.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany accounts and transactions have been eliminated in consolidation. When necessary, certain reclassifications have been made to the previous years to conform to the 2013 presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates particularly significant to the financial statements include the following:

•	Estimates of our reserves of oil, natural gas and natural gas liquids (“NGL”);

•	Future cash flows from oil and gas properties;

•	Depreciation, depletion and amortization expense;

•	Asset retirement obligations;

•	Pension and postretirement obligations;

•	Fair values of derivative instruments and investments;

•	Unit based compensation;

•	Fair values of assets acquired and liabilities assumed from business combinations; and

•	Natural gas imbalances.

As fair value is a market-based measurement, it is determined based on the assumptions that market participants would use. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuous changes in the economic environment will be reflected in the financial statements in future periods.

There are numerous uncertainties in estimating the quantity of reserves and in projecting the future rates of production and timing of development expenditures, including future costs to dismantle, dispose and restore our properties. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Our cash and cash equivalents consist of cash in banks and investments in money market accounts. The majority of cash and cash equivalents are maintained with a major financial institution in the United States. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, we regularly monitor the financial stability of these financial institutions and believe that we are not exposed to any significant default risk.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We use the specific identification method of providing allowances for doubtful accounts. As of December 31, 2013 and 2012, the allowance for doubtful accounts was not material.

Property and Equipment

Oil and Natural Gas Properties. We account for our oil and natural gas exploration and development activities under the full cost method of accounting. Under this method, all costs associated with property exploration and development (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes and direct overhead related to exploration and development activities) and the fair value of estimated future costs of site restoration, dismantlement and abandonment activities are capitalized. Gains and losses are not recognized on the sale of disposition of oil and gas properties unless the adjustment would significantly alter the relationship between capitalized costs and proved oil and gas reserves attributable to a cost center. Under full cost accounting, cost centers are established on a country-by-country basis. We have one cost center as we operate exclusively in the United States. Expenditures for maintenance and repairs are charged to expense in the period incurred, with the exception of workovers resulting in an increase in proved reserves which are capitalized.

Ceiling Test. Pursuant to full cost accounting rules, we must perform a ceiling test at the end of each quarter related to our proved oil and natural gas properties. The ceiling test provides that capitalized costs less related accumulated depreciation, depletion and amortization may not exceed an amount equal to (1) the present value of future net revenue from estimated production of proved oil and natural gas reserves, excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, discounted at 10% per annum; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any. If the net capitalized costs exceed the sum of the components noted above, an impairment charge would be recognized to the extent of the excess capitalized costs.

The ceiling calculation utilizes prices calculated as a twelve-month average price using first day of the month prices and costs in effect as of the last day of the period are held constant. The prices used are adjusted for basis or location differentials, product quality, energy content and transportation fees. A ceiling test write-down is a charge to earnings and cannot be reinstated even if the cost ceiling increases at a subsequent reporting date.

There were no write-downs required by us during the years ended December 31, 2013, 2012, and 2011. Due to the volatility of commodity prices, should oil and natural gas prices decline in the future, it is possible that we could incur a write-down.

Depletion. The provision for depletion of proved oil and natural gas properties is calculated on the units-of-production method, whereby capitalized costs, as adjusted for future development costs and asset retirement obligations, are amortized over the total estimated proved reserves. The Partnership and the Predecessor calculate depletion on a quarterly basis.

Unevaluated Properties. In connection with the Prize Acquisition, the 2013 East Texas Acquisition and the 2012 East Texas Acquisition, we acquired unevaluated properties which are not being depleted pending determination of the existence of proved reserves. Unevaluated properties are assessed quarterly to ascertain whether there is a probability of obtaining proved reserves in the future. When it is determined that these properties have been promoted to a proved reserve category or there is no longer any probability of obtaining proved reserves from the properties, the costs associated with these properties are transferred into the amortization base to be included in the depletion calculation and subject to the ceiling test. Unevaluated properties whose costs are individually significant are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, and geographic and geological data obtained relating to the properties. Where it is not practical to assess properties individually as their costs are not individually significant, such properties are grouped for purposes of the periodic assessment.

Other Property, Plant and Equipment. Other property, plant and equipment consists of property and equipment related to the disposal of saltwater in our East Texas fields and are held at cost and depreciated on a straight-line basis over 5 to 25 years.

Transactions Between Entities Under Common Control

From time to time we enter into transactions whereby we receive a transfer of certain oil and natural gas assets from our Predecessor with units issued or cash paid us. We account for the net assets received using the historical book value of the Predecessor as these are transactions between entities under common control. Our historical financial statements have been revised to include the results attributable to the assets contributed from the Predecessor as if we owned such assets for all periods presented by the Partnership.

Oil and Natural Gas Properties Received. The historical book value of oil and natural gas properties received from the Predecessor is determined using the ratio of the value, based on a discounted cash flow model, of the reserves contributed to the total value of the Predecessor’s oil and gas reserves at the beginning of the earliest revised period. This ratio is then applied to the book value of oil and gas properties to determine the beginning book value of the contributed properties. This reserve ratio was also applied to determine the book value of any additions made to the assets contributed by the Predecessor during the revision period.

Long-Term Debt Assumed. The historical book value and related activity of long-term debt assumed from the Predecessor was determined by using the effective date amount of debt assumed per the October 2011 Purchase Agreement and the December 2012 Purchase Agreement. The Partnership’s financial statements include the beginning IPO Closing Date balance, borrowings and repayments of the assumed debt to properly reflect these debt transactions as if the Partnership owned the October 2011 Transferred Properties and the December 2012 Transferred Properties for the periods presented by the Partnership.

Asset Retirement Obligations Received. The historical book value and related activity of asset retirement obligations received from the Predecessor was determined by using the specific obligations related to the properties listed in the October 2011 Purchase Agreement and the December 2012 Purchase Agreement. These asset retirement balances as of the effective date of the purchase agreements and all related previous activity dating back to the IPO Closing Date are included in the Partnership’s financial statements.

Other Assets Received. The historical book value and related activity of other assets received from the Predecessor was determined by using the assets listed in the December 2012 Purchase Agreement. The balances of these assets as of the effective date of the December 2012 Purchase Agreement and all related previous activity dating back to the IPO Closing Date are included in the Partnership’s financial statements.

Derivative Instruments Received. The historical book value and related activity of commodity and interest rate derivative instruments received from the Predecessor was determined by using the instruments listed in the October 2011 Purchase Agreement and the December 2012 Purchase Agreement. The balances of these derivative instruments as of the effective date of the purchase agreements and related previous unrealized gains and losses and modifications dating back to the IPO Closing Date are included in the Partnership’s financial statements.

Other Liabilities Assumed. The historical book value and related activity of other liabilities assumed including natural gas imbalances received from the Predecessor was determined by using the specific obligations related to the properties listed in the October 2011 Purchase Agreement. The balances of these obligations as of the effective date of the October 2011 Purchase Agreement and all related previous activity dating back to the IPO Closing Date are included in the Partnership’s financial statements.

Oil and Natural Gas Revenues and Expenses. Oil and natural gas revenues and expenses related to the October 2011 Transferred Properties and the December 2012 Transferred Properties were determined based on operating activity for the specific properties listed in the October 2011 Purchase Agreement and the December 2012 Purchase Agreement. All oil and natural gas revenues and expense activity are included in the Partnership’s financial statements dating back to the IPO Closing Date.

General and Administrative Expenses. The general and administrative expense attributable to the October 2011Transferred Properties and the December 2012 Transferred Properties was determined by the ratio of production for the October 2011 Transferred Properties and the December 2012 Transferred Properties to the total Predecessor’s production. This ratio was applied to the specific properties listed in the October 2011 Purchase Agreement and the December 2012 Purchase Agreement. All general and administrative expense identified is included in the Partnership’s financial statements dating back to the IPO Closing Date.

Business Combinations

We account for all business combinations using the purchase method, in accordance with GAAP. Under the purchase method of accounting, the purchase price is based upon the fair value of the consideration given, whether in the form of cash, assets, equity or the assumption of liabilities. The assets acquired and liabilities assumed are measured at their fair values. The difference between the fair value of assets acquired and liabilities assumed and the purchase price of the entity, if any, is recorded as either goodwill or a bargain purchase gain. The Partnership has not recognized any goodwill from business combinations.

Oil and Natural Gas Reserve Quantities

Reserves and their relation to estimated future net cash flows impact our depletion and impairment calculations. As a result, adjustments to depletion are made concurrently with changes to reserve estimates. We disclose reserve estimates, and the projected cash flows derived from these reserve estimates, in accordance with SEC guidelines. Our independent reserve engineers also adhere to the SEC definitions when preparing their reserve reports.

Investments

Investments consist of debt and equity securities, all of which are classified as available-for-sale and stated at fair value on our consolidated balance sheet. Accordingly, unrecognized changes in fair value and the related deferred tax effect are excluded from earnings and reported as a separate component within our consolidated statement of other comprehensive income. Changes in fair value of securities sold are computed based on the specific identification of the securities sold and reclassified from other comprehensive income into earnings in the period sold.

Pensions and Other Postretirement Benefits

We recognize the overfunded or underfunded status of the pension and postretirement benefit plans as either assets or liabilities on our consolidated balance sheet. A plan’s funded status is the difference between the fair value of the plan assets and the plan’s benefit obligation. The plan’s benefit obligation is based on estimates using management’s best estimate and judgments which includes independent actuarial service assumptions to determine the plan obligation. We record the plan’s cost and income – unrecognized losses and gains, unrecognized prior service costs and credits and any transition obligations, if any – in our statement of other comprehensive income until they are amortized into earnings as a component of benefit costs.

Asset Retirement Obligations

We have significant obligations to plug and abandon oil, natural gas and saltwater disposal wells and related equipment at the end of oil and natural gas production or saltwater disposal operations. We incur these liabilities upon acquiring or drilling a well. GAAP requires entities to record the fair value of a liability for an asset retirement obligation (“ARO”) in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. Over time, changes in the present value of the liability are accreted and expensed. The capitalized asset costs are depleted as a component of the full cost pool. The fair values of additions to the ARO liability are estimated using present value techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) plug and abandonment costs per well based on existing regulatory requirements; (ii) remaining life per well; (iii) inflation factors; and (iv) a credit-adjusted risk free rate. Future revisions to ARO estimates will impact the present value of existing ARO liabilities and corresponding adjustments will be made to the capitalized asset retirement costs balance. Upon settlement of liabilities related to our oil and natural gas properties, we adjust the full cost pool to the extent the actual costs differ from the recorded liability. Upon settlement of liabilities related to our other property, plant and equipment, we record a gain or loss in earnings to the extent the actual costs differ from the recorded liability. See Note 8 – Asset Retirement Obligation.

Derivatives

We monitor our exposure to various business risks, including commodity price risks and interest rate risks, and use derivatives to manage the impact of certain of these risks. Our policies do not permit the use of derivatives for speculative purposes. We use commodity derivatives for the purpose of mitigating risk resulting from fluctuations in the market price of oil and natural gas and interest rate derivatives for the purpose of mitigating risk resulting from fluctuations in interest rates.

We have elected not to designate our derivatives as hedging instruments. Derivative instruments are recognized on the balance sheet as either assets or liabilities measured at fair value. Gains and losses on derivatives are reported as nonoperating income or expense on the statements of operations in “Gain (loss) on commodity derivative contracts, net.” Gains and losses on derivatives include the cash settlement of derivative contracts and the non-cash change in fair value of the derivative instruments. See Note 6 – Fair Value Measurements and Note 7 – Derivative Activities.

Derivative financial instruments are generally executed with major financial institutions that expose us to market and credit risks and which may, at times, be concentrated with certain counterparties or groups of counterparties. The credit worthiness of the counterparties is subject to continual review. We believe the risk of nonperformance by our counterparties is low. Full performance is anticipated, and we have no past-due balances from our counterparties. In addition, although we have the ability to elect to enter into netting agreements under our derivative instruments with certain of our counterparties, we have properly presented all asset and liability positions without netting. See Note 7 – Derivative Activities.

Deferred Financing Costs

Costs incurred in connection with the execution or modification of our debt arrangements are capitalized and charged to interest expense over the term of the debt instrument. The net capitalized costs associated with our revolver are adjusted for downward revisions to the borrowing base.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, derivatives and long–term debt. The carrying amounts of our financial instruments other than derivatives and long-term debt approximate fair value because of the short-term nature of the items. Derivatives are recorded at fair value. The carrying value of our debt under the Revolving Credit Facility approximates fair value because the credit facility’s variable interest rate resets frequently and approximates current market rates available to us. The Senior Notes are recorded at historical cost. See Note 6 – Fair Value Measurements.

Contingencies

A provision for contingencies is charged to expense when the loss is probable and the cost can be reasonably estimated. A process is used to determine when expenses should be recorded for these contingencies and the estimate of reasonable amounts for the accrual. We closely monitor known and potential legal, environmental and other contingencies, and periodically determine when we should record losses for these items based on information available. Based on management’s assessment, no contingent liabilities have been recorded by the Partnership as of December 31, 2013 or 2012, with the exception of an environmental liability acquired in the Prize Acquisition. See Note 11 – Commitments and Contingencies for further details.

Concentrations of Credit and Market Risk

Credit risk

Financial instruments which potentially subject us to credit risk consist principally of temporary cash balances, accounts receivable and derivative financial instruments. We maintain cash and cash equivalents in bank deposit accounts which, at time, may exceed the federally insured limits. We have not experienced any significant losses from such investments. We attempt to limit the amount of credit exposure to any one financial institution or company. Procedures that may be used to manage credit exposure include credit approvals, credit limits and terms, letters of credit, prepayments and rights of offset.

Our oil, natural gas and natural gas liquids revenues are derived principally from uncollateralized sales to numerous companies in the oil and natural gas industry; therefore, our customers may be similarly affected by changes in economic and other conditions within the industry. We have not experienced any material credit losses on such sales in the past. See Note 17 – Significant Customers for further details.

Market Risk

Our activities primarily consist of acquiring, owning, enhancing and producing oil and gas properties. The future results of our operations, cash flows and financial condition may be affected by changes in the market price of oil and natural gas. The availability of a ready market for oil and natural gas products in the future will depend on numerous factors beyond our control, including weather, imports, marketing of competitive fuels, proximity and capacity of oil and natural gas pipelines and other transportation facilities, any oversupply or undersupply of oil, natural gas and liquid products, the regulatory environment, the economic environment and, other regional and political events, none of which can be predicted with certainty.

Preferred Units

Our Preferred Units are convertible by the preferred unitholders and us under certain circumstances into common units. These conversion features result in settlement in common units and the option to convert is clearly and closely related to the units. These units are also not redeemable in cash. As such, we have classified the Preferred Units as permanent equity.

The Preferred Units have a liquidation preference equal to $21.00 per unit outstanding and any cumulative distributions in arrears.

We recorded the Preferred Units at their fair value of $21.27 per unit or $354.5 million in partners’ capital. Because the Preferred Units include stated distribution rates which increase over time, from a rate considered below market, we will amortize an incremental amount which together with the stated rate for the period results in a constant distribution rate in accordance with GAAP. We determined the present value of the incremental distributions of $46.2 million will be amortized over the period preceding the perpetual dividend rate using an effective interest rate of 8.1%. The amortization will increase the carrying value of the Preferred Units with an offsetting noncash distribution reducing the general partner’s and limited partners’ capital accounts on a pro rata basis. These distributions will be included in preferred distributions in our calculation of net income applicable to limited partners and basic and diluted net income per unit.

There was no beneficial conversion feature as our common units were trading below the $21.27 per unit fair value of the Preferred Units as of December 31, 2013.

Revenue Recognition

Revenues from oil, natural gas and NGL sales are recognized upon delivery and passage of title when evidence of arrangement exists and collectability is reasonably assured. Gas imbalances are recognized using the sales method, net of any royalty interests or other profit interests in the produced product. Revenues from natural gas production may result in more or less than our pro rata share of production from certain wells. Under the sales method for natural gas sales and natural gas imbalances, when our sales volumes exceed our entitled share and the overproduced balance exceeds our share of remaining estimated proved natural gas reserves for a given property, we record a liability. See Note 16 – Accrued and Other Liabilities.

General and Administrative Expenses

The Partnership shares general and administrative expenses with other affiliates who also receive management and accounting services from QRM under a Services Agreement, as defined in Note 19 – Related Party Transactions.

Through 2012, our general and administrative expenses, for any quarter therein, were comprised of:

•	Direct general and administrative expenses incurred by QRM on our behalf (“Direct G&A”) and charged to us;

•	Administrative service fees, as discussed in Note 19 – Related Party Transactions, payable by us to QRM during the term of the Services Agreement; and

•	Our share of allocable indirect general and administrative expenses incurred by QRM on behalf of the affiliates for which it provides management services which are in excess of the administrative services fee charged to us (“Allocated G&A”).

We were not required to reimburse QRM for Allocated G&A in excess of administrative service fees during the initial term of the Services Agreement through 2012. Therefore, these allocated expenses were recorded as capital contributions from the Fund in our Consolidated Statement of Partner’s Capital. This allocation methodology, based on relative production volumes, has been reviewed and approved by QRE GP’s board of directors, including independent directors, as a reasonable method of sharing these expenses with the Fund and provides for a reasonably accurate depiction of what our general and administrative expenses would be on a stand-alone basis without affiliations with the Fund or QRM.

After December 31, 2012, the Partnership was required to reimburse QRM for its share of allocable general and administrative expenses based on the estimated use of such services. The Partnership reimburses QRM for general and administrative expenses allocated to us based on the estimated use of such services between us and the Fund. The fee includes Direct G&A plus an allocation of compensation costs based on employee time expended and other indirect expenses based on multiple operating metrics. If our sponsor raises additional funds in the future, the quarterly administrative services costs will be further divided to include the sponsor’s additional funds as well. QRM has discretion to determine in good faith the proper allocation of the charges pursuant to the Services

Agreement. Management believes this allocation methodology is a reasonable method of allocating general and administrative expenses between us and the Fund and provides for a reasonably accurate depiction of what our general and administrative expenses would be on a stand-alone basis without affiliations with the Fund or QRM.

Management Incentive Fee

Under our partnership agreement, as amended, for each quarter for which we pay distributions that are equal or greater than 115% of our minimum quarterly distribution (which we refer to as our “Target Distribution”), QRE GP will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of a management incentive fee base. With the expiration of the subordination period on December 22, 2012 and having received three full quarters of management incentive fees, QRE GP became eligible to convert up to 80% of its fourth quarter 2012 management incentive fee for 6,133,558 Class B units. On February 22, 2013, QRE GP elected to convert 80% of their fourth quarter management incentive fee and, on March 4, 2013, received 6,133,558 Class B units. The calculation of the management incentive fee and conversion and the current year expense is discussed further in Note 19 – Related Party Transactions.

Income Taxes

We are treated as a partnership for federal income tax purposes except for the income and losses generated from our controlling interest in the ETSWDC. Our federal taxable income and losses are primarily reported on the income tax returns of the partners. We are also subject to the Texas Margin tax which is derived from our taxable income apportioned to Texas. Refer to Note 18 – Income Taxes for further details of our tax accounts.

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized.

We performed evaluations as of December 31, 2013 and concluded that there were no uncertain tax positions requiring recognition in our financial statements.

Net Income (Loss) per Limited Partner Unit

Net income (loss) per limited partner unit is determined by dividing net income available to the limited partners, after deducting distributions to preferred unitholders, the general partner’s 0.1% interest in net income, and net income attributable to non-controlling interest, by the weighted average number of limited partner units outstanding. Income from the October 2011 Transferred Properties and the December 2012 Transferred Properties is excluded from the calculation of net income (loss) per limited partner as the income relates to the Predecessor operations. The Preferred Units and the management incentive fee, to the extent eligible for conversion into Class B units, are contingently convertible and will be included in the denominator for diluted income per unit unless they are anti-dilutive. See Note 13 – Net Income (Loss) Per Limited Partner Unit.

Business Segment Reporting

We operate in one reportable segment engaged in the development, exploitation and production of oil and natural gas properties. All of our operations are located in the United States.

Equity-Based Compensation

We have granted equity-classified restricted unit awards which we account for at fair value. Restricted unit awards, net of estimated forfeitures, are expensed over the requisite service period. As each award vests, an adjustment is made to compensation cost for any difference between the estimated forfeitures and the actual forfeitures related to the vested awards. For equity-based awards that contain service conditions, compensation cost is recorded using the straight-line method. For equity-based performance awards that contain a market condition, we estimate the grant date fair value based on the fair value derived from the Monte Carlo model and record the expense using the straight-line method over the performance period.

During 2013, 2012 and 2011 we have granted awards to employees and directors of QRM who performed services for us. We record these compensation costs as direct general and administrative expenses. See Note 15 – Equity Based Compensation.

Recent Accounting Pronouncements

Effective with the acquisition of ETSWDC in August 2013, we adopted ASU 2013-02, Comprehensive Income: Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI). The ASU requires aggregated disclosures of amounts reclassified out of AOCI as well as a presentation of changes in AOCI balances by component. The changes in AOCI by component, including amounts reclassified out of AOCI in their entirety are presented in the consolidated statement of comprehensive income. This update did not impact our balance sheet, results of operations or cash flows.

In January 2013, the FASB issued ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The ASU clarifies that ASU 2011-11, discussed above, ordinary trade receivables and receivables are not in the scope of ASU 2011-11. This ASU issuance does not change our evaluation of ASU 2011-11 on our disclosures as noted below.

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities (ASU 2011-11). The objective of this update is to provide enhanced disclosures that will enable the users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. The amendment requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to the master netting arrangement. This scope does not include financial and derivative instruments that either offset in accordance with U.S. GAAP or are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with U.S. GAAP. This amendment became effective for annual reporting periods beginning on or after January 1, 2013, and the interim periods within those annual periods. This update, which expanded disclosures, was adopted by us in January 2013 and did not have a material impact on our financial position, results of operations or cash flows.

NOTE 3 — OIL AND GAS ASSETS

Costs Excluded From Amortization

The following is a summary of our oil and gas properties not subject to amortization:

	December 31, 2013	December 31, 2012
Acquisition of unevaluated properties:
Incurred in 2013	$—	$—
Incurred in 2012	4,320	11,500
Incurred in 2011 and prior	—	—

Total oil and gas properties not subject to amortization	$4,320	$11,500

The 2012 total costs excluded from the amortization base were obtained in the Prize Acquisition and the 2012 East Texas Acquisition. We believe that our evaluation activities related to all of our properties not subject to amortization will be completed within five years.

NOTE 4 — ACQUISITIONS

Third Party Acquisitions

2013 East Texas Oil Field Acquisition

On August 6, 2013, we closed the acquisition of primarily oil properties located in East Texas (the “2013 East Texas Acquisition”) from a private seller for $107.8 million cash, subject to customary purchase price adjustments, using funds drawn on our revolving credit facility. The acquired properties (the “2013 East Texas Properties”) had estimated proved reserves of 5.9 MMBoe as of the date of the acquisition utilizing SEC case pricing. The acquisition had an effective date of June 1, 2013. The costs associated with the 2013 East Texas Acquisition of $0.4 million are recorded in “Acquisition and transaction costs” on our consolidated statements of operations for the year ended December 31, 2013. In connection with the 2013 East Texas Acquisition, we assumed an estimated environmental liability of $0.5 million. Refer to Note 11 – Commitments and Contingencies for further details. Since the closing date, revenues of $60 million and production expenses of $15.2 million related to the operation of the 2013 East Texas Properties are included in our consolidated statements of operations for year ended December 31, 2013.

In connection with the 2013 East Texas Acquisition, we also acquired a 32% interest in ETSWDC giving us control of ETSWDC as we previously owned 24%. During the fourth quarter 2013 we acquired an additional 3% from another seller giving us a 59% ownership interest as of December 31, 2013. As of the closing date of the 2013 East Texas Acquisition, we have a controlling interest in the ETSWDC and have consolidated ETSWDC into our consolidated financial statements. In addition, our previous ownership in ETSWDC was remeasured to fair value on the acquisition date resulting in a gain of $1.3 million recognized in “Other income (expense)” in our consolidated statements of operations.

The 2013 East Texas Acquisition qualified as a business combination and was accounted for under the purchase method of accounting. The fair value measurements of the oil and gas properties, the investment in ETSWDC, and asset retirement obligations were measured using valuation techniques and unobservable inputs that convert future cash flows to a single discounted amount.

The following table summarizes the estimated preliminary fair values of the assets acquired and liabilities assumed as of the closing date:

Oil and gas properties	$105,141
Investment in ETSWDC	9,576
Asset retirement obligation	(6,069)
Other current liabilities	(884)

Net assets acquired	$107,764

The following table summarizes the estimated preliminary fair values of the ETSWDC assets and liabilities along with the fair value of the noncontrolling interest to derive our investment in ETSWDC acquired in the 2013 East Texas Acquisition.

Assets acquired and liabilities assumed:
Current assets (1)	$7,858
Property, plant and equipment, net	13,103
Other long term assets	16,215

Total assets	37,176

Liabilities:
Current liabilities	(1,761)
Asset retirement obligation	(4,607)
Pension and postretirement benefits	(12,039)

Total liabilities	(18,407)

Fair value of saltwater disposal company	18,769
Less: remeasurement of previously held interest	(3,237)
Less: fair value of noncontrolling interest	(5,956)

Fair value of ETSWDC acquired by QR Energy, LP	$9,576

(1)	Includes $3.5 million of cash and cash equivalents.

The above estimated preliminary fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. We believe that the information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed. We expect to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

Other 2013 Acquisitions

During the fourth quarter of 2013, we also closed various small acquisitions of oil and gas properties with an aggregate purchase price of $22.6 million in cash, subject to customary purchase price adjustments, using funds drawn from our revolving credit facility.

2012 East Texas Oil Field Acquisition

On December 4, 2012 we closed the East Texas Oil Field Acquisition (the “2012 East Texas Acquisition”). We acquired the East Texas Oil Field Properties (the “2012 East Texas Properties”) for $214.3 million in cash after customary purchase price adjustments. The acquired properties had estimated proved reserves of 10.8 MMBoe as of December 31, 2011 utilizing SEC case pricing. The acquisition had an effective date of November 1, 2012. The costs associated with the 2012 East Texas Acquisition of $0.3 million are recorded in “Acquisition and transaction costs” in the consolidated statement of operations for the year ended December 31, 2012. The 2012 East Texas Acquisition qualified as a business combination and was accounted for under the purchase method of accounting. The fair value measurements of the oil and gas properties and asset retirement obligations were measured using valuation techniques and unobservable inputs that convert future cash flows to a single discounted amount.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition closing date:

Oil and gas properties
Evaluated (1)	$218,039
Unevaluated	5,400
Other Assets	1,900
Asset retirement obligation	(9,843)
Other current liabilities	(1,190)

Net assets acquired	$214,306

(1)	Includes receivable from seller for customary purchase price adjustments recorded in prepaid and other current assets as of December 31, 2012, which was received during 2013.

Prize Acquisition

On April 20, 2012 we closed the Prize Acquisition. We acquired predominantly low decline, long life oil properties, almost all of which are located in the Ark-La-Tex area, for $225.1 million in cash after customary purchase price adjustments. The acquired properties had estimated proved reserves as of December 31, 2011 utilizing SEC case pricing of 13.3 MMBoe. The acquisition had an effective date of January 1, 2012. The costs associated with the Prize Acquisition of $1.1 million are recorded in “Acquisition and transaction costs” in the consolidated statement of operations for the year ended December 31, 2012. In conjunction with the Prize Acquisition, we assumed an estimated environmental liability of $1.9 million. Refer to Note 11 – Commitments and Contingencies for further details. Since the closing date, revenues of $24.6 million and operating expenses of $8.3 million related to the operation of the Prize properties are included in the consolidated statements of operations for the year ended December 31, 2012. The Prize Acquisition qualified as a business combination and was accounted for under the purchase method of accounting. The fair value measurements of the oil and gas properties and asset retirement obligations were measured using valuation techniques and unobservable inputs that convert future cash flows to a single discounted amount.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition closing date:

Oil and gas properties
Evaluated	$226,670
Unevaluated	6,100
Asset retirement obligation	(4,738)
Environmental liability	(1,891)
Other current liabilities	(993)

Net assets acquired	$225,148

Pro forma Financial Data

The following unaudited pro forma income statement information for years ended December 31, 2013 and 2012 assumes the 2013 East Texas Acquisition had occurred on January 1, 2012, and the Prize Acquisition and the 2012 East Texas Acquisition had occurred on January 1, 2011. The unaudited pro forma results reflect certain adjustments related to the acquisitions, such as increased depreciation and amortization expense on the fair value of the assets acquired. The unaudited pro forma financial results may not be indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods presented, nor are they indicative of future results of operations.

	Year Ended (Unaudited)
	December 31, 2013	December 31, 2012
	Pro Forma	Pro Forma
Total revenues	$485,284	$476,345
Operating income	$115,104	$104,327
Net income attributable to QR Energy, LP	$66,068	$107,238
Net income per unit:
Common unitholders’ (basic)	$0.34	$0.75
Common unitholders’ (diluted)	$0.34	$0.73

Subordinated units (basic and diluted)	$—	$0.78

Affiliated Acquisitions

On December 28, 2012, we completed our acquisition of the December 2012 Transferred Properties from the Fund in exchange of $28.6 million in cash, after customary purchase price adjustments, and the assumption of $115 million in debt. The net assets were recorded by the Partnership using historical book value of the Fund as the acquisition is a transaction between entities under common control. Our historical financial statements were revised to include the results attributable to the December 2012 Transferred Properties as if we owned the properties for all periods presented in our consolidated financial statements. See Note 1 – Organization and Operations for further disclosures regarding this transaction. See Note 2 – Summary of Significant Accounting Policies for further discussion regarding the accounting policies for transactions between entities under common control.

Oil and gas properties
Evaluated	$141,315
Accumulated depreciation, depletion, and amortization	(45,416)
Other assets (1)	10,732
Derivative instruments, net	(2,948)
Long-term debt	(115,000)
Asset retirement obligation	(34,261)

Book value of net assets	(45,578)
Purchase price adjustment	5,270

Net assets contributed by the Predecessor (2)	$(40,308)

(1)	Represents a reclamation deposit in escrow as security for abandonment and redemption obligations.
(2)	The net assets contributed to us include the historical book value of the Predecessor as prescribed by our accounting policy for transactions between entities under common control in Note 2 – Summary of Significant Accounting Policies and a $5.3 million purchase price adjustment related to novated derivatives unwound by the Partnership.

Effective October 1, 2011, we completed our acquisition of the October 2011 Transferred Properties from the Fund in exchange for 16,666,667 Class C Convertible Preferred Units and the assumption of $227 million in debt. The net assets were recorded by the Partnership using historical book value of the Fund as the acquisition is a transaction between entities under common control. See Note 1 – Organization and Operations for further disclosures regarding this transaction.

Oil and gas properties, net	$441,207
Gas processing equipment, net	251
Derivative instrument asset, net	64,671
Deferred tax asset	205
Long-term debt	(227,000)
Asset retirement obligation	(26,294)
Natural gas imbalance	(3,709)

Book value of net assets	249,331
Purchase price adjustments	2,715

Net assets contributed by the Predecessor (1)	$252,046

(1)	The net assets contributed to us include the historical book value of the Predecessor as prescribed by our accounting policy for transactions between entities under common control in Note 2 – Summary of Significant Accounting Policies and a $2.7 million purchase price adjustment for natural gas imbalances in accordance with the purchase and sale agreement.

NOTE 5 — INVESTMENTS

Our available for sale securities consist of investments not classified as trading securities or as held-to-maturity. Our investments are classified as “Other assets” on our consolidated balance sheet.

As of December 31, 2012, we had no available for sale investments outstanding. As of December 31, 2013, we had the following available for sale investments outstanding:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Available-for-sale securities:
Equities	$3,647	$361	$41	$3,967
Mutual funds	11,339	320	20	11,639
Exchange traded funds	2,924	217	1	3,140

Total for available-for-sale securities	$17,910	$898	$62	$18,746

During the year ended December 31, 2013 we received $8.6 million in proceeds from the sale of available-for-sale securities with a realized loss of less than $0.1 million.

We evaluate securities for other than temporary impairment on a quarterly basis and more frequently when economic or market concerns warrant such an evaluation. The unrealized losses above have been outstanding for less than six months. We have evaluated the unrealized losses above and have determined that these losses do not represent an other than temporary impairment.

NOTE 6 — FAIR VALUE MEASUREMENTS

Our financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. Our financial and non-financial assets and liabilities that are being measured on a recurring basis are measured and reported at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 -	Defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 -	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable for the asset or liability.

Level 3 -	Defined as unobservable inputs for use when little or no market data exists, therefore requiring amenity to develop its own assumptions for the asset or liability.

Commodity Derivative Instruments – The fair value of the commodity derivative instruments are estimated using a combined income and market valuation methodology based upon forward commodity prices and volatility curves. The curves are obtained from independent pricing services reflecting broker market quotes. We validate the data provided by independent pricing services by comparing such pricing against other third party pricing data.

Interest Rate Derivative Instruments – The fair value of the interest rate derivative instruments are estimated using a combined income and market valuation methodology based upon forward interest rates and volatility curves. The curves are obtained from independent pricing services reflecting broker market quotes. We validate the data provided by independent pricing services by comparing such pricing against other third party pricing data.

Available for Sale Securities – The fair value of the available for sale securities are estimated using actual trade data, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources. We validate the data provided by independent pricing services to make assessments and determinations as to the ultimate valuation of its investment portfolio by comparing such pricing against other third party pricing data.

We utilize the most observable inputs available for the valuation technique utilized. The financial assets and liabilities are classified in their entirety based on the lowest level of input that is of significance to the fair value measurement.

The following table sets forth, by level within the hierarchy, the fair value of our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2013 and 2012. All fair values reflected below and on the consolidated balance sheet have been adjusted for nonperformance.

As of December 31, 2013	Total	Level 1	Level 2	Level 3
Assets from commodity derivative instruments	$89,616	$—	$89,616	$—
Available for sale securities:
Equities	3,967	3,967	—	—
Mutual funds	11,639	11,639	—	—
Exchange traded funds	3,140	3,140	—	—

	$108,362	$18,746	$89,616	$—

Liabilities from commodity derivative instruments	$7,093	$—	$7,093	$—
Liabilities from interest rate derivative instruments	10,391	—	10,391	—

	$17,484	$—	$17,484	$—

As of December 31, 2012	Total	Level 1	Level 2	Level 3
Assets from commodity derivative instruments	$122,143	$—	$122,143	$—

	$122,143	$—	$122,143	$—

Liabilities from commodity derivative instruments	$13,484	$—	$13,484	$—
Liabilities from interest rate derivative instruments	12,236	—	12,236	—

	$25,720	$—	$25,720	$—

Fair Value of Other Financial Instruments

Fair value guidance requires certain fair value disclosures, such as those on our long-term debt, to be presented in both interim and annual reports. The estimated fair value amounts of financial instruments have been determined using available market information and valuation methodologies described below.

Revolving Credit Facility – The fair value of our credit facility debt depends primarily on the current active market LIBOR. The carrying value of our credit facility debt as of December 31, 2013 approximates fair value based on the current LIBOR and is classified as a Level 2 input in the fair value hierarchy.

Derivative Premiums – The fair value of the deferred premiums on our commodity derivatives is based on the current active market LIBOR. The carrying value of the premiums as of December 31, 2013 approximates fair value based on the current LIBOR and is classified as a Level 2 input in the fair value hierarchy. Refer to Note 7 – Derivative Activities for further information on the derivative premiums.

Senior Notes – The fair value of the Senior Notes is measured based on inputs from quoted, unadjusted prices from over-the-counter markets for debt instruments. If the Senior Notes had been measured at fair value, we would classify them as Level 1 under the fair value hierarchy. The fair value of the Senior Notes as of December 31, 2013 was $312.2 million.

There have been no transfers between levels within the fair value measurement hierarchy during the year ended December 31, 2013.

NOTE 7 — DERIVATIVE ACTIVITIES

We have elected not to designate any of our derivatives as hedging instruments. As a result, these derivative instruments are marked to market at the end of each reporting period, and changes in the fair value of the derivatives are recorded as gains or losses in the consolidated statements of operations.

Although we have the ability to elect to enter into netting agreements under our derivative instruments with certain of our counterparties, we have presented all asset and liability positions without netting. It is our policy to enter into derivative contracts, including interest rate swaps, only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market makers. We do not post collateral under any of these contracts as they are secured under our credit facility. All of our derivative contracts reflected in the consolidated balance sheet have been adjusted for nonperformance.

Commodity Derivatives

Our business activities expose us to risks associated with changes in the market price of oil, natural gas and natural gas liquids. As such, future earnings are subject to fluctuations due to changes in the market price of oil and natural gas. We use derivatives to reduce our exposure to changes in the prices of oil and natural gas. Our policies do not permit the use of derivatives for speculative purposes.

During the year ended December 31, 2013, we entered into new oil swap contracts and basis swap contracts with settlement dates ranging from 2013 through 2017. All of the new contracts were entered into with counterparties under our revolving credit facility. Additionally, in the fourth quarter of 2013, we converted WTI swaps to LLS swaps.

During the year ended December 31, 2012, we terminated certain oil derivative contracts that were novated to us in connection with the December 2012 Transferred Properties which were scheduled to expire at various times in 2013 and recorded $5.3 million as an adjustment to the purchase price.

The deferred premiums associated with certain of our oil and natural gas derivative instruments are $5.0 million and $4.9 million and are classified as other non-current liabilities on the consolidated balance sheets as of December 31, 2013 and 2012. These deferred premiums will be paid to the counterparty with each monthly settlement (January 2015 – December 2017) and recognized as an adjustment of Gain (loss) on commodity derivative contracts, net.

We hold commodity derivative contracts to manage our exposure to changes in the price of oil and natural gas related to our oil and natural gas production. As of December 31, 2013, the notional volumes of our commodity derivative contracts were:

Commodity	Index	2014	2015	2016	2017
Oil positions:
Swaps
Hedged Volume (Bbls/d)	WTI	6,715	7,356	6,293	5,547
Average price ($/Bbls)		$95.30	$93.74	$90.03	$86.23
Hedged Volume (Bbls/d)	LLS	3,000	—	—	—
Average price ($/Bbls)		$99.62	—	—	—
Basis
Hedged Volume (Bbls/d)	WTS/WTI	2,400	—	—	—
Average price ($/Bbls)		$(2.10)	—	—	—
Collars
Hedged Volume (Bbls/d)	WTI	425	1,025	1,500	—
Average floor price ($/Bbls)		$90.00	$90.00	$80.00	—
Average ceiling price ($/Bbls)		$106.50	$110.00	$102.00	—

Natural gas positions:
Swaps
Hedged Volume (MMBtu/d)	Henry Hub	26,622	7,191	11,350	10,445
Average price ($/MMBtu)		$6.18	$5.34	$4.27	$4.47
Basis Swaps (1)
Hedged Volume (MMBtu/d)	Henry Hub	17,066	14,400	—	—
Average price ($/MMBtu)		$(0.19)	$(0.19)	—	—
Collars
Hedged Volume (MMBtu/d)	Henry Hub	4,966	18,000	630	595
Average floor price ($/MMBtu)		$5.74	$5.00	$4.00	$4.00
Average ceiling price ($/MMBtu)		$7.51	$7.48	$5.55	$6.15
Puts
Hedged Volume (MMBtu/d)	Henry Hub	—	420	11,350	10,445
Average price ($/MMBtu)		—	$4.00	$4.00	$4.00

(1)	Our natural gas basis swaps are used to hedge the differential between Henry Hub and various points.

Interest Rate Derivatives

In an effort to mitigate exposure to changes in market interest rates, we have entered into interest rate swaps that effectively fix the LIBOR component on our outstanding variable rate debt. The changes in the fair value of these instruments are recorded in current earnings.

During 2013, we entered into $410 million of new interest rate swaps with termination dates through 2016. The new contracts were entered into with various financial institutions.

On July 31, 2012, we terminated certain interest rate derivative contracts which were scheduled to expire at various times through the fourth quarter 2015 and recorded a $15 million realized loss for the early termination.

Credit Risk

By using derivative instruments to hedge exposures to changes in commodity prices and interest rates, when applicable, we are exposed to credit risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. When the fair value of a derivative is in an asset position, the counterparty owes the Partnership, which creates credit risk. We do not receive collateral from our counterparties. The maximum amount of loss to credit risk, based on the gross fair value of our derivative contracts, is $1.1 million as of December 31, 2013.

Financial Statement Presentation of Derivatives

The fair value of our derivatives as recorded on our balance sheet was as follows as of the dates indicated:

	December 31, 2013		December 31, 2012
	Asset	Liability	Asset	Liability
	Derivatives	Derivatives	Derivatives	Derivatives

Commodity contracts	$89,616	$7,093	$122,143	$13,484
Interest rate contracts	—	10,391	—	12,236

	$89,616	$17,484	$122,143	$25,720

Commodity
Current	$27,485	$5,651	$45,522	$4,130
Noncurrent	62,131	1,442	76,621	9,354

	$89,616	$7,093	$122,143	$13,484

Interest
Current	$—	$5,582	$—	$4,597
Noncurrent	—	4,809	—	7,639

	$—	$10,391	$—	$12,236

Total Derivatives
Current	$27,485	$11,233	$45,522	$8,727
Noncurrent	62,131	6,251	76,621	16,993

	$89,616	$17,484	$122,143	$25,720

The following table presents our derivatives on a net basis as of the indicated periods:

	December 31, 2013		December 31, 2012
	Asset	Liability	Asset	Liability
	Derivatives	Derivatives	Derivatives	Derivatives
Gross derivatives	$89,616	$17,484	$122,143	$25,720
Netting	(2,960)	(2,960)	(11,594)	(11,594)

Net derivatives	$86,656	$14,524	$110,549	$14,126

The following table presents the impact of derivatives and their location within the consolidated statements of operations for the indicated periods:

	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Total gains (losses):
Commodity contracts (1)	$(1,217)	$53,071	$47,860
Interest rate contracts (2)	(2,913)	(10,221)	(29,426)

Total	$(4,130)	$42,850	$18,434

(1)	Gain (loss) on commodity derivative contracts is located in other income (expense) in the consolidated statements of operations.

Gain (loss) on interest rate derivative contracts is recorded as part of interest expense and is located in other income (expense) in the consolidated statements of operations.

NOTE 8 — ASSET RETIREMENT OBLIGATIONS

The total undiscounted amount of future cash flows to settle our asset retirement obligations is estimated to be $352.5 million and $275.0 million at December 31, 2013 and 2012. Payments to settle asset retirement obligations occur over the lives of the gas properties and other plant, property and equipment, estimated to be from less than one year to 45 years.

Changes in the asset retirement obligations are presented in the following table:

	Year Ended
	December 31, 2013	December 31, 2012
Beginning of period	$126,991	$92,561
Assumed in acquisitions	13,409	14,581
Revisions to previous estimates (1)	12,911	17,278
Liabilities incurred	360	1,185
Liabilities settled	(5,806)	(4,262)
Accretion expense	7,456	5,648

End of period	$155,321	$126,991
Less: Current portion of asset retirement obligations	4,310	1,426

Asset retirement obligations - non current	$151,011	$125,565

(1)	In 2013 and 2012, we recorded an upward revision to previous estimates for our asset retirement obligations primarily due to changes in the estimated abandonment dates.

NOTE 9 — PENSIONS AND POSTRETIREMENT BENEFITS

The ETSWDC sponsors a noncontributory defined benefit pension plan and a contributory other post-retirement benefit plan (collectively, the “Plans”) covering substantially all ETSWDC employees who were employed prior to March 31, 2008. Subsequent to March 31, 2008, the Plans were closed to new employees. The tables below set forth the benefit obligation, fair value of plan assets, and the funded status of the Plans; amounts recognized in the Partnership’s financial statements; and the principal weighted average assumptions used.

Obligation and Funded Status

The Plans have accumulated benefit obligations in excess of plan assets as shown in the table below:

	December 31, 2013
	Pension Benefits	Postretirement Benefits
Projected benefit obligation	$23,592	$3,922
Accumulated benefit obligation	22,724	3,922
Fair value of plan assets	20,466	1,438

The change in the combined projected benefit obligation of the Plans and the change in the assets at fair value are as follows:

	Year Ended December 31, 2013
	Pension Benefits	Postretirement Benefits
Change in Benefit Obligation
Benefit obligation at beginning of year	$—	$—
2013 East Texas Oil Field Acquisition	24,697	8,326
Service cost	135	29
Interest cost	429	145
Plan participant contributions	—	25
Actuarial (gain) loss	(1,136)	(4,364)
Benefits paid	(533)	(239)

Benefit obligation at end of year	23,592	3,922

Change in Plan Assets
Fair value of plan assets at beginning of year	—	—
2013 East Texas Oil Field Acquisition	19,518	1,466
Actual return on plan assets	1,127	91
Employer contributions	354	95
Plan participant contributions	—	25
Benefits paid	(533)	(239)

Fair value of plan assets at end of year	20,466	1,438

Under funded status at end of year	$(3,126)	$(2,484)

Amounts Recognized in the Balance Sheet

Amounts recognized in the balance sheet consist of the following:

	Pension Benefits		Postretirement Benefits
	Year Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
Current liabilities	$—	$—	$—	$—
Long-term liabilities	3,126	—	2,484	—

	$3,126	$—	$2,484	$—

Components of Net Periodic Benefit Cost and Other Comprehensive Income

Net periodic benefit costs recognized in the consolidated statements of operations consist of the following for the indicated periods:

	Pension Benefits		Postretirement Benefits
	Year Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
Service cost	$135	$—	$29	$—
Interest cost	429	—	145	—
Expected return on plan assets	(529)	—	(35)	—

Net periodic postretirement benefit costs	$35	$—	$139	—

Amounts recognized in accumulated other comprehensive income consist of the following:

	Pension Benefits		Postretirement Benefits
	Year Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
Prior service cost	$—	$—	$—	$—
Net actuarial gain:
Liability gain due to assumption change	735	—	(2,189)	—
Liability gain due to participant experience	401	—	(2,175)	—
Asset return gain	598	—	(56)	—

Net actuarial gain	1,734	—	(4,420)	—

Total	$1,734	$—	$(4,420)	$—

Estimated Future Benefit Payments

The following estimated benefit payments under the Plans, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits	Other Benefits
2014	$1,430	$180
2015	1,530	240
2016	1,530	230
2017	1,590	240
2018	1,620	250
2019-2023	8,390	1,260

The ETSWDC expects to contribute approximately $1.1 million and $0.2 million to the pension and other postretirement plan, respectively, in 2014.

Assumptions

Assumptions used to determine projected postretirement benefit obligations and postretirement costs are as follows:

	Pension Benefits		Postretirement Benefits
	Year Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
Discount rate	4.50%	—	4.50%	—
Rate of compensation increase	3.00%	—	N/A	N/A
Health care cost trend rate:
Pre - 65 rate	N/A	N/A	7.00%	—
Post - 65 rate	N/A	N/A	5.00%	—
Expected long-term rates of return on plan assets	6.75%	—	6.75%	—

Assumptions used to determine net periodic benefit costs are as follows:

	Pension Benefits		Postretirement Benefits
	Year Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
Discount rate	4.25%	—	4.25%	—
Expected long-term return on plan assets	6.75%	—	5.75%	—
Rate of compensation increase	3.50%	—	N/A	—

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	Postretirement Benefits
	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease
Effect on total service and interest cost	$26	$22
Effect on postretirement benefit obligation	417	353

The following table presents the fair values of our pension plan assets by level within the fair value hierarchy, as of December 31, 2013

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Equity securities:
Pooled Funds (1)	$—	$9,239	$—	$9,239
Fixed income securities:
Pooled Funds (2)	—	11,227	—	11,227

Total investments, at fair value	$—	$20,466	$—	$20,466

(1)	Investments consist primarily of pooled separate accounts which focus on long-term growth of capital through U.S. and international securities.
(2)	Investments consist primarily of pooled separate accounts which focus on long-term growth of capital and preservation of equity though U.S. and international securities.

The following table presents the fair values of our postretirement benefit plan assets by level within the fair value hierarchy, as of December 31, 2013.

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$333	$—	$—	$333
Equity securities:
Mutual Funds (1)	370	—	—	370
Fixed income securities:
Corporate bonds	735	—	—	735

Total investments, at fair value	$1,438	$—	$—	$1,438

(1)	Investments consist primarily of mutual funds which focus on growth of capital and income maximization.

Plan Investment Policies and Strategies

The investment policies for the Plans reflect the funded status of the Plans and expectations regarding our future ability to make further contributions. Long-term investment goals are to: (1) manage the assets in accordance with the legal requirements of all applicable laws; (2) produce investment returns which meet or exceed the rates of return achievable in the capital markets while maintaining the risk parameters set by the Plans’ investment committees and protecting the assets from any erosion of purchasing power; and (3) position the portfolios with a long-term risk/return orientation.

Historical performance and future expectations suggest that common stocks will provide higher total investment returns than fixed income securities over a long-term investment horizon. Short-term investments are utilized for pension payments, expenses, and other liquidity needs. As such, the Plan’s targeted asset allocation is comprised of approximately 50 percent equity securities and approximately 50 percent high-yield bonds and other fixed income securities but may be adjusted to better match the plan’s liabilities over time as the funded ratio (as defined by the investment policy) changes.

The Plans’ assets are managed by a third-party investment manager. The investment manager is limited to pursuing the investment strategies regarding asset mix and purchases and sales of securities within the parameters defined in the investment policy guidelines and investment management agreement. Investment performance and risk is measured and monitored on an ongoing basis through annual investment meetings and periodic cash flow studies.

Expected long-term return on plan assets

The overall expected long-term return on plan assets assumption is determined based on an asset rate-of-return modeling tool developed by a third-party investment group. The tool utilizes underlying assumptions based on actual returns by asset category and inflation and takes into account the Plans’ asset allocations to derive an expected long-term rate of return on those assets. Capital market assumptions reflect the long-term capital market outlook. The assumptions for equity and fixed income investments are developed using a building-block approach, reflecting observable inflation information and interest rate information available in the fixed income markets. Long-term assumptions for other asset categories are based on historical results, current market characteristics and the professional judgment of our internal and external investment teams.

Fair Value Measurements

Plan assets are measured at fair value. The following provides a description of the valuation techniques employed for each major plan asset class at December 31, 2013.

Cash and cash equivalents – Cash and cash equivalents include cash on deposit which are valued using a market approach and are considered Level 1.

Mutual funds – Investments in mutual funds are valued using a market approach. The shares or units held are traded on the public exchanges and such prices are Level 1 inputs.

Pooled funds – Investments in pooled funds are valued using a market approach at the net asset value of units held, but investment opportunities in such funds are limited to institutional investors on the behalf of defined benefit plans. The various funds consist of either an equity or fixed income investment portfolio with underlying investments held in U.S. and non-U.S. securities. Nearly all of the underlying investments are publicly-traded. The majority of the pooled funds are benchmarked against a relative public index. These are considered Level 2.

Corporate bonds – Investments in corporate bonds are valued using a market approach. Bonds are valued at the closing price reported on the active market on which the securities are traded and are considered Level 1.

NOTE 10 — LONG-TERM DEBT

Consolidated debt obligations consisted of the following as of the dates indicated:

	Year Ended
	December 31,
	2013	2012
Senior secured revolving credit facility	$615,000	$470,000
9.25% Senior Notes due 2020 (1)	296,593	296,076

	$911,593	$766,076

Letters of credit (2)	$23,488	$23,488

(1)	The amount is net of unamortized discount of $3.4 and $3.9 million as of December 31, 2013 and 2012, respectively.
(2)	These letters of credit relate to a reclamation deposit requirement. Refer to Note 11 – Commitments and Contingencies for details.

Revolving Credit Facility

On December 22, 2010, in connection with the IPO, the Partnership entered into a Credit Agreement along with QRE GP, OLLC as borrower, and a syndicate of banks (the “Credit Agreement”).

As of December 31, 2013, we had a $950 million borrowing base, $615.0 million of borrowings outstanding and $23.5 million of letters of credit issued resulting in $311.5 million of borrowing availability. During 2013, our weighted-average interest rate paid on our variable debt obligation was 3.6%, excluding the impact of hedges. At December 31, 2013, our weighted average-interest on the variable debt obligation was 2.2%, excluding the potential impact of hedges.

Effective March 2, 2014, we entered into the sixth amendment to the Credit Agreement, which permits the GP Buyout Transaction. See Note 22 – Subsequent Events.

On October 15, 2013, our revolving credit facility borrowing base increased to $950 million as a result of our semi-annual borrowing base redetermination.

Effective August 6, 2013, we entered into the fifth amendment to the Credit Agreement, which provides for the exclusion of ETSWDC as a guarantor of our credit facility.

In December 2012, we entered into the fourth amendment to the Credit Agreement that was effective January 15, 2013. The amendment, among other things, increased the borrowing base from $730 million to $900 million and increased the letters of credit commitment from $20 million to $30 million.

In July 2012, our borrowing base was reduced by $75 million to $655 million from $730 million as result of the issuance of the Senior Notes on July 30, 2012. In connection with the reduction of the borrowing base, we wrote-off approximately $0.7 million of deferred loan costs associated with the Credit Agreement. On October 30, 2012, as part of our semi-annual borrowing base redetermination, our borrowing base returned to $730 million.

During 2012, we entered into the second and third amendments to the Credit Agreement that, among other things, (i) provided for additional derivative contracts to cover production of proved reserves to be acquired, (ii) increased our credit facility from $750 million to $1.5 billion, increasing our borrowing base from $630 million to $730 million effective April 2012 and (iii) extended the maturity date from December 22, 2015 to April 20, 2017.

As of December 31, 2013, the Credit Agreement provides for a five-year, $1.5 billion revolving credit facility maturing on April 20, 2017, with a borrowing base of approximately $950 million. The borrowing base is subject to redetermination on a semi-annual basis as of May 1 and November 1 of each year and is subject to a number of factors including quantities of proved oil and natural gas reserves, the banks’ pricing assumptions, and other various factors unique to each member bank. The borrowing base may also be reduced by an amount equal to 0.25 multiplied by the stated principal amount of any issuances of senior notes. Borrowings under the Credit Agreement are collateralized by liens on at least 80% of our oil and natural gas properties and all of our equity interests in OLLC and any future guarantor subsidiaries. Borrowings bear interest at our option of either (i) the greater of the prime rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50%, or the one-month adjusted LIBOR plus 1.0%, all of which would be subject to a margin that varies from 0.50% to 1.50% per annum according to the borrowing base usage (which is the ratio of outstanding borrowings and letters of credit to the borrowing base then in effect), or (ii) the applicable LIBOR plus a margin that varies from 1.50% to 2.50% per annum according to the borrowing base usage. The unused portion of the borrowing base is subject to a commitment fee that varies from 0.375% to 0.50% per annum.

The Credit Agreement requires us to maintain a ratio of total debt to EBITDAX (as such term is defined in the Credit Agreement) of not more than 4.0 to 1.0 and a current ratio (as such term is defined in the Credit Agreement) of not less than 1.0 to 1.0. Additionally, the Credit Agreement contains various covenants and restrictive provisions which limit our ability to incur additional debt, guarantees or liens; consolidate, merge or transfer all or substantially all of our assets; make certain investments, acquisitions or other restricted payments; modify certain material agreements; engage in certain types of transactions with affiliates; dispose of assets; prepay certain indebtedness; and also requires us to provide audited financial statements within 90 days of year end and quarterly unaudited financial statements within 45 days of quarter end. The Credit Agreement also prohibits us from entering into commodity derivative contracts covering, in any given year, in excess of the greater of (i) 90% of our forecasted production attributable to proved developed producing reserves and (ii) 85% of our forecasted production for the next two years from total proved reserves and 75% of our forecasted production from total proved reserves thereafter, in each case, based upon production estimates in the most recent reserve report. If we fail to perform our obligations under these and other covenants, the revolving credit commitments may be terminated and any outstanding indebtedness under the Credit Agreement, together with accrued interest, could be declared immediately due and payable. As of December 31, 2013, we were in compliance with all of the Credit Agreement covenants.

9.25% Senior Notes

On July 30, 2012, we and our wholly-owned subsidiary QRE FC, completed a private placement offering to eligible purchasers of an aggregate principal amount of $300 million of our 9.25% Senior Notes, due 2020 (the “Senior Notes”). The Senior Notes were issued at 98.62% of par. We received approximately $291.2 million of cash proceeds, net of the discount and underwriting fees, with total net proceeds of approximately $290.2 million, after $1.0 million of offering costs. We used the net proceeds from the sale of the Senior Notes to repay borrowings outstanding under our credit facility. In 2012, we filed and completed a registration statement with the SEC to allow holders of the Senior Notes to exchange for registered Senior Notes that have substantially identical terms as the Senior Notes. The registration statement was declared effective on September 20, 2012 and the exchange offer was completed on November 7, 2012. We will have the option to redeem the notes, in whole or in part, at any time on or after August 1, 2016, at the specified redemption prices together with any accrued and unpaid interest to the date of redemption, except as otherwise described below. Prior to August 1, 2016, we may redeem all or any part of the notes at the “make-whole” redemption price. In addition, prior to August 1, 2015, we may at our option, redeem up to 35% of the aggregate principal amount of the notes at the redemption price with the net proceeds of a public or private equity offering. We may be required to offer to repurchase the Senior Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event of a change of control as defined by the indenture governing the Senior Notes. Our and QRE FC’s obligations under the Senior Notes are guaranteed by OLLC. In the future, the guarantees may be released or terminated under the following circumstances: (i) in connection with any sale or other disposition of all or substantially all of the properties of the guarantor; (ii) in connection with any sale or other disposition of sufficient capital stock of the guarantor so that it no longer qualifies as our Restricted Subsidiary (as defined in the indenture); (iii) if designated to be an unrestricted subsidiary; (iv) upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture; (v) upon the liquidation of the guarantor provided no default or event of default has occurred or is occurring; (vi) at such time the guarantor does not have outstanding guarantees of our, or any other guarantor’s, other debt; or (vii) upon merging into, or transferring all of its properties to us or another guarantor and ceasing to exist. Refer to Note 20 – Subsidiary Guarantors for further details of our guarantors.

The indenture governing the Senior Notes (the “Indenture”) restricts our ability and the ability of certain of our subsidiaries to: (i) incur additional debt or enter into sale-leaseback transactions; (ii) pay distributions on, or repurchase, equity interests; (iii) make certain investments; (iv) incur liens; (v) enter into transactions with affiliates; (vi) merge or consolidate with another company; and (vii) transfer and sell assets. These covenants are subject to a number of important exceptions and qualifications. If at any time when the Senior Notes are rated investment grade by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and no Default (as defined in the Indenture) has occurred and is continuing, many of such covenants will terminate and we and our subsidiaries will cease to be subject to such covenants. The Indenture also includes customary events of default. As of December 31, 2012, the Partnership is in compliance with all financial and other covenants of the Senior Notes.

On September 7, 2012, we filed a registration statement on Form S-4 with the SEC to allow the holders of the Senior Notes to exchange the Senior Notes for registered notes that have substantially identical terms as the Senior Notes. The registration statement was declared effective on September 20, 2012. The exchange offer was completed on November 7, 2012.

Bridge Loan Commitment

In conjunction with the Prize Acquisition, we entered into a secured commitment (the “Bridge Loan Commitment”) to provide an additional $200 million of bank loans to fund the acquisition as needed. We did not utilize any borrowings under the commitment and, as of May 10, 2012, the Bridge Loan Commitment was terminated by us. We incurred $1.6 million of commitment fees related to the Bridge Loan Commitment which is recorded in interest expense for the year ended December 31, 2012.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Services Agreement

We have entered into the Services Agreement with QRM as described in Note 18 – Related Party Transactions. Beginning January 1, 2013, QRM is entitled to a quarterly reimbursement of general and administrative charges based on the allocation of charges between the Fund and us based on the estimated use of such services by each party. Through December 31, 2012, QRM was entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA, as defined by the Services Agreement, generated by us during the preceding quarter, calculated prior to the payment of the fee.

Property Reclamation Deposit

In connection with the December 2012 Transaction, we acquired a property reclamation deposit for future abandonment and remediation obligations. In connection with a 2006 acquisition between ExxonMobil Corporation and the Fund, $10.7 million was required to be deposited into an escrow account as security for abandonment and remediation obligations. As of December 31, 2013 and 2012, $10.7 million was recorded in other assets related to the deposit. We are required to maintain the escrow account in effect for three years after all abandonment and remediation obligations have been completed. The funds in the escrow account are not to be returned to the Partnership until the later of three years after satisfaction of all abandonment obligations or December 31, 2026. At certain dates subsequent to closing, we have the right to request a refund of a portion or all of the property reclamation deposit. Granting of the request is at the seller’s sole discretion. In addition to the cash deposit, we were required to provide a $3.0 million letter of credit; the agreement also requires an additional $3.0 million letter of credit to be issued in favor of the seller each year through 2012. Letters of credit totaling $23.5 million are issued as of December 31, 2013.

Environmental Contingencies

As of December 31, 2013 and 2012, we have approximately $2.3 million and $1.9 million in environmental liabilities, respectively, related to the 2013 East Texas Acquisition and the Prize Acquisition. This is management’s best estimate of the costs of remediation and restoration with respect to these environmental matters, although the ultimate cost could differ materially. The environmental liability is recorded in Other liabilities on the consolidated balance sheet. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulation and legal standards regarding liability, and emerging remediation technologies for handling site remediation and restoration.

NPI Obligation

As a part of the December 2012 Acquisition, we assumed a net profit interest obligation. Under the arrangement with the outside interest, we carry the working interest until historical expenditures are recovered. Once the expenditures are recovered, we will not carry the interest but will retain the future development costs and abandonment obligation which is currently reflected in our asset retirement obligations as of December 31, 2013. The cost of this future obligation is funded through current proceeds attributable to the owner’s interest.

Lease Guarantees

The Fund has entered into various lease contracts that can routinely extend beyond five years which list the Partnership as a guarantor. In December 2012, we were named guarantor for QRM’s office lease in Houston, Texas with an approximate value of $26.8 million that terminates in 2022. Beginning in 2013, we were allocated a portion of this obligation as part of the general and administrative expense allocation process.

Legal Proceedings

In the ordinary course of business, we are involved in various legal proceedings. To the extent we are able to assess the likelihood of a negative outcome for these proceedings, our assessments of such likelihood range from remote to probable. If we determine that a negative outcome is probable and the amount of loss is reasonably estimable, we accrue the estimated amount. We do not believe that the outcome of these legal proceedings, individually or in the aggregate, will have a materially adverse effect on our financial condition, results of operations or cash flows.

Operating Lease Commitments

QRM is party to an office lease worth approximately $26.8 million that expires in 2022. Beginning in 2013, we were allocated a portion of this expense as part of the general and administrative expense allocation process discussed in Note 19 – Related Party Transactions.

NOTE 12 — PARTNERS’ CAPITAL

Units Outstanding

The table below details the outstanding units as of December 31, 2013, 2012 and 2011. As of December 31, 2013, the Fund owned all preferred units.

	Class C Preferred Units	General Partner	Class B Units	Public Common	Affiliated Common	Subordinated
Balance - December 31, 2010	—	35,729	—	15,000,000	11,297,737	7,145,866
Underwriters’ exercise of over-allotment	—	—	—	2,250,000	—	—
Vested units awarded under our Long Term Incentive Performance Plan	—	—	—	52,798	—	—
Reduction in units to cover individuals’ tax withholdings	—	—	—	(10,519)	—	—
Preferred Units issued to Predecessor in exchange for Transferred October 2011 Properties	16,666,667	—	—	—	—	—

Balance - December 31, 2011	16,666,667	35,729	—	17,292,279	11,297,737	7,145,866
Vested units awarded under our Long Term Incentive Performance Plan	—	—	—	96,890	—	—
Reduction in units to cover individuals’ tax withholdings	—	—	—	(14,891)	—	—
Issuance of units to the general partner	—	15,307	—	—	—	—
Affiliated unit sale to the public	—	—	—	11,297,737	(11,297,737)	—
Conversion of Subordinated Units	—	—	—	—	7,145,866	(7,145,866)
Unit offerings	—	—	—	22,627,263	—	—

Balance - December 31, 2012	16,666,667	51,036	—	51,299,278	7,145,866	—
Vested units awarded under our Long Term Incentive Performance Plan	—	—	—	218,460	—	—
Reduction in units to cover individuals’ tax withholdings	—	—	—	(34,475)	—	—
Management incentive fee conversion			6,133,558

Balance - December 31, 2013	16,666,667	51,036	6,133,558	51,483,263	7,145,866	—

On March 2, 2014 we completed a transaction related to our general partner interest pursuant to a Contribution Agreement. See Note 22 – Subsequent Events for more information.

On January 14, 2014, we filed an automatic registration statement on Form S-3 with the SEC to register our common units, preferred units and our debt securities, which may be co-issued by QRE FC. The registration statement also registered guarantees of debt securities by OLLC. Refer to Note 22 Subsequent Events for details.

On February 22, 2013, our general partner elected to convert the full 80% of the fourth quarter 2012 management incentive fee and, on March 4, 2013, received 6,133,558 Class B units which were issued and outstanding upon conversion. In exchange for the issuance of Class B units, management incentive fees payable in the future will, if earned, be reduced to the extent of this and any future conversions. As a result, in the first quarter 2013 our general partner received a reduced fourth quarter management incentive fee of $0.7 million and a distribution of $3.0 million on the Class B units related to the fourth quarter 2012.

On December 22, 2012, in connection with the expiration of the subordination period, the subordinated units held by the Fund were converted into affiliated common units and continued to be held by the Fund. The converted units will participate pro rata with the other common units in distributions of available cash.

On December 12, 2012, we issued 12,000,000 common units representing limited partnership interests in us to the public pursuant to a registration statement filed with the SEC (the “December 2012 Equity Offering”). In connection with the December 2012 Equity Offering, the Partnership granted the underwriters an option for 30 days to purchase up to an additional 1,800,000 common units from the Partnership, which they exercised in full. The common units, including the units issued pursuant to the underwriters’ full exercise of their option, were issued by us at a public offering price of $16.24 per unit. Proceeds from the December 2012 Equity Offering, net of transaction costs of $0.2 million and underwriter’s discount of $9.0 million, were approximately $214.9 million.

In connection with the December 2012 Equity Offering, QRE GP purchased 9,289 general partner units in order to maintain its 0.1% ownership percentage in us. The units were purchased at a price of $16.91 per unit for $0.2 million.

On June 1, 2012, we filed a registration statement on Form S-3 with the SEC to register, among other securities, our debt securities, which may be co-issued by QRE FC. The registration statement also registered guarantees of debt securities by OLLC. Refer to Note 21 – Subsidiary Guarantors for details.

On April 17, 2012, we issued 6,202,263 common units representing limited partnership interests in us, and the Fund sold 11,297,737 of its common units it held in us to the public pursuant to a registration statement filed on Form S-1 with the SEC (the “April 2012 Equity Offering”). In connection with the April 2012 Equity Offering, the Partnership granted the underwriters an option for 30 days to purchase up to an additional 2,625,000 common units from the Partnership, which they exercised in full. The common units, including the units issued pursuant to the underwriters’ full exercise of their option, were issued by us or sold by the Fund at $19.18 per unit. Proceeds from the April 2012 Equity Offering, net of transaction costs of $0.5 million and underwriter’s discount of $6.8 million, were approximately $162 million.

On April 25, 2012, QRE GP purchased 6,018 general partner units in order to maintain its 0.1% ownership percentage in us. The units were purchased at a price of $19.18 per unit for $0.1 million.

On October 3, 2011, we issued 16,666,667 of Preferred Units to the Fund in connection with the October 2011 Transaction. See Class C Preferred Units below for further details.

On January 3, 2011, the underwriters exercised their over-allotment option associated with our IPO in December 2010 in full for 2,250,000 common units issued by the Partnership at $20.00 per unit.

Common Units

The common units have limited voting rights as set forth in our partnership agreement.

Pursuant to our partnership agreement, if at any time QRE GP and its affiliates own more than 80% of the outstanding common units, QRE GP has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the then-current market price of the common units, as calculated pursuant to the terms of our partnership agreement. QRE GP may assign this call right to any of its affiliates or to us.

Class B Units

Upon the expiration of the subordinated period on December 22, 2012, and subject to the limitations described below, our general partner has the continuing right, at any time when it has received all or any portion of the management incentive fee for three full consecutive quarters and shall be entitled to receive all or a portion of the management incentive fee for a fourth consecutive quarter, to convert into Class B units up to 80%, such percentage actually converted being referred to as the Applicable Conversion Percentage, of the management incentive fee for the fourth quarter in lieu of receiving a cash payment for such portion of the management incentive fee. Any conversion election made during a quarter must be made before payment of the management incentive fee in respect of the previous quarter and will be effective as of the first day of such quarter, and the Class B units issued upon such conversion will be entitled to distributions as if they were outstanding on the first day of such quarter.

The Class B units are immediately convertible into common units at the election of our general partner. Class B units have all the rights of common units except for the right to vote on matters requiring specific approval by common unitholders, and are allocated income in an amount that is equal to their distributions.

Class C Preferred Units

On October 3, 2011 (the “Issue Date”), we amended our First Amended and Restated Agreement of Limited Partnership to designate and create the Preferred Units and set forth rights, preferences and privileges of such units including distribution rights held by the Preferred Units and us. For the period beginning on the Issue Date and ending on December 31, 2014, we will distribute $0.21 per unit on a quarterly basis. Beginning on January 1, 2015, distributions on Preferred Units will be the greater of $0.475 per unit or the distribution payable on Common Units with respect to such quarter. The Preferred Units are only redeemable for cash in a complete liquidation. The Preferred Units are convertible into common units under specific circumstances at the option of either the holder or the Partnership into common units representing limited partner interests in us on a one-to-one basis, subject to adjustment. The Preferred Units have the same voting rights as common units. As of December 31, 2013 we have accrued a fourth quarter distributions payable of $3.5 million to Preferred Unitholders which were paid in February 2014.

Holders could have converted the Preferred Units to common units on a one-to-one basis prior to October 3, 2013, after 30 consecutive trading days during which the volume-weighted average price for our common units equals or exceeds $27.30 per common unit. In addition, holders may convert the Preferred Units to common units on a one-to-one basis anytime on or after October 3, 2013. As of December 31, 2013 no such conversion had occurred.

If the holders have not converted the Preferred Units to common units by October 3, 2014, we may force conversion on a one-to-one basis, provided that conversion is in the 30 calendar days following 30 consecutive trading days during which the volume-weighted average price for common units equals or exceeds (1) $30.03, provided that (a) an effective shelf registration statement covering resales for the converted units is in place or (2) $27.30, provided that (a) above is satisfied and (b) there exists an arrangement for one or more investment banks to underwrite the converted unit sale following conversion (with proceeds equal to not less than $27.30 less (i) a standard underwriting discount and (ii) a customary discount not to exceed 5% of $27.30).

We may force conversion on a one-to-one basis after October 3, 2016, provided the conversion is in the 30 calendar days following 30 consecutive trading days during which the volume-weighted average price for common units equals or exceeds $27.30 and an effective shelf registration statement covering resales for the converted units is in place.

Registration Rights Agreement

In connection with the acquisition of the October 2011 Transferred Properties, on October 3, 2011, we entered into a Registration Rights Agreement with the Fund (the “Registration Rights Agreement”), which granted certain registration rights to the Fund, including rights to (a) cause the Partnership to file with the SEC up to five shelf registration statements under the Securities Act for the resales of the common units to be issued upon conversion of the Preferred Units, and in certain circumstances, the resales of the Preferred Units, and (b) participate in future underwritten public offerings of the our common units.

The Fund may exercise its right to request that a shelf registration statement be filed any time after June 1, 2012. In addition, we agreed to use commercially reasonable efforts (a) to prepare and file a shelf registration statement within 60 days of receiving a request from the Fund and (b) to cause the shelf registration statement to be declared effective by the SEC no later than 180 days after its filing. The Registration Rights Agreement contains customary representations, warranties and covenants, and customary provisions regarding rights of indemnification between the parties with respect to certain applicable securities law liabilities.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective. As of March 2, 2014, the Fund has not requested a shelf registration be filed for the Preferred Units.

Subordinated Units

The principal difference between our common and subordinated units was that, in any quarter during the subordination period, the subordinated units were entitled to receive the minimum quarterly distribution of $0.4125 per unit ($1.65 per unit on an annualized basis) only after the common units have received their minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Accordingly, holders of subordinated units may receive a smaller distribution than holders of common units or no distribution at all. Subordinated units will not accrue arrearages.

During Subordination Period. Our partnership agreement, as amended, requires that we make distributions of available cash from operating surplus for any quarter in the following manner during the subordination period:

•	first, to QRE GP and common unitholders in accordance with their percentage interest until there has been distributed in respect of each common unit then outstanding an amount equal to the minimum quarterly distribution of $0.4125 per unit per whole quarter (or $1.65 per year);

•	second, to QRE GP and common unitholders in accordance with their percentage interest until there has been distributed in respect of each common unit then outstanding an amount equal to the cumulative common unit arrearage existing with respect to such quarter;

•	third, to QRE GP in accordance with its percentage interest and to the unitholders holding subordinated units, pro rata, a percentage equal to 100% less QRE GP’s percentage interest, until there has been distributed in respect of each subordinated unit then outstanding an amount equal to the minimum quarterly distribution for such quarter; and

•	thereafter, to QRE GP and all unitholders (other than preferred unitholders), pro rata.

After Subordination Period. Effective December 22, 2012 the subordinated period ended. As a result, each outstanding subordinated unit converted into one common unit and will participate pro rata with the other common units in distributions of available cash.

QRE GP Interest

QRE GP owns a 0.1% interest in us. This interest entitles QRE GP to receive distributions of available cash from operating surplus as discussed further below under Cash Distributions. Our partnership agreement sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders, subordinated unitholders and QRE GP will receive.

QRE GP has sole responsibility for conducting our business and managing our operations. QRE GP’s board of directors and executive officers will make decisions on our behalf.

Allocations of Net Income

Net income (loss) is reduced by noncontrolling interest and is then allocated to the preferred and Class B unitholders to the extent distributions are made or accrued to them during the period and to QRE GP to the extent of the management incentive fee. The remaining income is allocated between QRE GP and the common unitholders in proportion to their pro rata ownership during the period.

Cash Distributions

Our partnership agreement, as amended, requires that within 45 days after the end of each quarter, or at our general partner’s sole discretion, or in three equal installments within 15, 45, and 75 days following the end of each quarter, we distribute all of our available cash to preferred unitholders, in arrears, and common unitholders of record on the applicable record date, as determined by QRE GP.

Available cash, for any quarter prior to liquidation, consists of all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by QRE GP to:

(i.)	provide for the proper conduct of our business;

(ii.)	comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation; and

(iii.)	provide funds for distribution to our unitholders and to QRE GP for any one or more of the next four quarters.

•	less, the aggregate Preferred Unit distribution accrued and payable for the quarter;

•	plus, if QRE GP so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter.

Commencing with the fourth quarter of 2013, we will distribute to common unitholders on a monthly basis. We intend to continue to make regular cash distributions to unitholders on a monthly or quarterly basis, although there is no assurance as to the future cash distributions since they are dependent upon future earnings, cash flows, capital requirements, financial condition and other factors. Our credit facility prohibits us from making cash distributions if any potential default or event of default, as defined in our credit facility, occurs or would result from the cash distribution.

Our partnership agreement requires us to distribute all of our available cash on a monthly or quarterly basis. Our available cash is our cash on hand at the end of a quarter after the payment of our expenses and the establishment of reserves for future capital expenditures and operational needs, including cash from working capital borrowings. We intend to fund a portion of our capital expenditures with additional borrowings or issuances of additional units. We may also borrow to make distributions to unitholders, for example, in circumstances where we believe that the distribution level is sustainable over the long term, but short-term factors have caused available cash from operations to be insufficient to pay the distribution at the current level. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by us distributing our available cash, after expenses and reserves, rather than retaining it.

As of December 31, 2013, QRE GP owns a 0.1% general partner interest in us, represented by 51,036 general partner units. QRE GP has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. QRE GP’s initial 0.1% interest in distributions will be reduced if we issue additional units in the future and QRE GP does not contribute a proportionate share of capital to us to maintain its 0.1% general partnership interest.

The following table shows the cash distributions declared or paid to date:

						Limited Partners
							Affiliated
For the period ended	Distributions to Preferred Unitholders	Distributions per Preferred Unit(1)	General Partner	Class B		Public Common	Common	Subordinated	Total Distributions to Other Unitholders	Distributions per other units

December 31, 2011 (2)	$3,424	$0.21	$16	$		$8,344	$5,368	$3,393	$17,121	$0.4750
March 31, 2012 (2)	3,500	0.21	20			17,892	—	3,394	21,306	0.4750
June 30, 2012 (2)	3,500	0.21	20			18,584	—	3,484	22,088	0.4875
September 30, 2012 (2)	3,500	0.21	20			18,529	—	3,484	22,033	0.4875
December 31, 2012 (2)	3,500	0.21	25			25,275	3,484	—	28,784	0.4875
December 31, 2012 (3)	—	—	—		2,990	—	—	—	2,990	0.4875
March 31, 2013 (2)	3,500	0.21	25		2,990	25,480	3,484	—	31,979	0.4875
June 30, 2013 (2)	3,500	0.21	25		2,990	25,475	3,484	—	31,974	0.4875
September 30, 2013 (2)	3,500	0.21	25		2,881	25,465	3,484	—	31,855	0.4875
December 31, 2013 (2)	3,500	0.21	—		—	—	—	—	—	—
December 31, 2013 (4)	—	—	8		987	8,489	1,161	—	10,645	0.1625
December 31, 2013 (5)	—	—	8		997	8,489	1,161	—	10,655	0.1625
December 31, 2013 (6)			8		997	8,489	1,161	—	10,655	0.1625

(1)	Preferred Units were prorated a quarterly distribution for the portion of the fourth quarter beginning on October 3, 2011 through December 31, 2011 in accordance with the Partnership Agreement.
(2)	Distributions were made within 45 days after the end of each quarter.
(3)	The December 31, 2012 and March 31, 2013 distributions to the Class B units were paid 45 days after the end of the first quarter 2013.
(4)	In December 2013, the Board of Directors approved the first monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in January 2014 to the unitholders of record as of January 13, 2014. This distribution was recorded in the fourth quarter 2013.
(5)	In January 2014, the Board of Directors approved the second monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in February 2014 to the unitholders of record as of February 10, 2014. For more information see Note 22 – Subsequent Events for further details.
(6)	In February 2014, the Board of Directors approved the third monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which will be paid in March 2014 to the unitholders of record as of March 10, 2014. For more information see Note 22 – Subsequent Events for further details.

NOTE 13 — NET INCOME (LOSS) PER LIMITED PARTNER UNIT

The following sets forth the calculation of net income (loss) per limited partner unit for the years ended December 31, 2013, 2012 and 2011:

	Year Ended
	December 31, 2013	December 31, 2012	December 31, 2011
Net income	$61,628	$79,751	$88,295
Net income (loss) attributable to noncontrolling interest	(663)	—	—

Net income (loss) attributable to QR Energy, LP	60,965	79,751	88,295

Net (income) loss attributable to predecessor operations	—	(37,350)	(76,249)
Distribution on Class C convertible preferred units	(14,000)	(14,000)	(3,424)
Amortization of preferred unit discount	(15,553)	(14,930)	(3,638)
Distribution on Class B units	(12,838)	—	—

Net income (loss) available to other unitholders	18,574	13,471	4,984
Less: general partner’s interest in net income (loss)	3,391	6,149	1,575

Limited partner’s interest in net income (loss)	$15,183	$7,322	$3,409

Common unitholders’ interest in net income (loss)	$15,183	$6,570	$2,730
Subordinated unitholders’ interest in net income (loss)	$—	$752	$679
Net income (loss) attributable to QR Energy, LP per limited partner unit:
Common unitholders’ (basic)	$0.26	$0.19	$0.10
Common unitholders’ (diluted)	$0.26	$0.19	$0.10
Subordinated unitholders’ (basic and diluted)	$—	$0.11	$0.10
Weighted average number of limited partner units outstanding (in thousands):
Common units (basic)	58,524	35,132	28,728
Common units (diluted) (1) (2)	58,524	35,282	28,728
Subordinated units (basic and diluted)	—	6,970	7,146

(1)	For the years ended December 31, 2013, 2012 and 2011, we had weighted average preferred units outstanding of 16,666,667, 16,666,667, and 4,109,589, respectively. For the years ended December 31, 2013, 2012 and 2011, we had 5,088,831, zero, and zero, respectively, of weighted average Class B units outstanding. The preferred and Class B units are contingently convertible into common units and could potentially dilute earnings per unit in the future. The preferred and Class B units have been excluded in the diluted earnings per unit calculation for the years ended December 31, 2013, 2012 and 2011 as they were antidilutive for the period.
(2)	In connection with the expiration of the subordination period on December 22, 2012, the general partner had the right to convert all or a portion of the fourth quarter management incentive fee into Class B common units. In 2012, we had weighted average Class B units of 150,896 which were contingently convertible. The Class B units were included in the 2012 diluted earnings per unit calculation as they were dilutive to the period.

Net income (loss) per limited partner unit is determined by dividing the limited partners’ interest in net income, and net income available to the common unitholders, by the weighted average number of limited partner units outstanding during the period.

NOTE 14 — ACCUMULATED OTHER COMPREHENSIVE INCOME / (LOSS)

Changes in accumulated other comprehensive income / (loss) by component, net of tax, were as follows:

	Gains/(loss) on
	Available-For- Sale	Postretirement
	Securities	Benefits	Total
Accumulated comprehensive income as of December 31, 2012	$—	$—	$—
Other comprehensive income before reclassifications	631	4,061	4,692
Amounts reclassified from accumulated other comprehensive income (1)	(18)	—	(18)

Net current period other comprehensive income	613	4,061	4,674

Accumulated comprehensive income as of December 31, 2013	$613	$4,061	$4,674

Accumulated comprehensive income attributable to non-controlling interest	273	1,657	1,930

Accumulated comprehensive income attributable to QR Energy, LP	$340	$2,404	$2,744

(1)	Amounts were reclassified from accumulated other comprehensive income / (loss) into “Other income (expense), net” in the Consolidated Statement of Operations.

NOTE 15 — EQUITY-BASED COMPENSATION

The QRE GP, LLC Long-Term Incentive Plan (the “Plan”) was established for employees, officers, consultants and directors of QRE GP and its affiliates, including QRM, who perform services for us. The Plan consists of unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the Plan is to provide additional incentive compensation to such individuals providing services to us and to align the economic interests of such individuals with the interests of our unitholders. The Plan limits the number of common units that may be delivered pursuant to awards under the Plan to 1.8 million units.

On February 3, 2014 we filed a definitive proxy statement on Form 14/A, which provides information regarding a special meeting of limited partners to be held on March 10, 2014 to hold a unitholder vote on an amendment to our Long-Term Incentive Plan to increase the number of units under the plan by 3,000,000. See Note 22 – Subsequent Events.

Restricted Units

Periodically we issue restricted units with a service condition (“Restricted Units”) and restricted units with a market condition (“Performance Units”). The fair value of the Restricted Units, based on the closing price of our common units at the grant date, is amortized to compensation expense on a straight-line basis over the vesting period of the award. The fair value of the Performance Units, based on a Monte Carlo model with assumptions based on market conditions, is amortized to compensation expense on a straight-line basis over the vesting period of the award.

On April 22, 2013, we granted approximately 455,000 Restricted Unit awards and approximately 149,000 Performance Unit awards to employees of QRM and 20,000 unit awards to independent directors of the Partnership.

Service Restricted Units

For the years ended December 31, 2013, 2012 and 2011, we recognized compensation expense related to the outstanding awards of $6.1 million, $3.1 million, and $1.4 million, respectively. As of December 31, 2013, we had 754,822 of Restricted Units outstanding with unrecognized grant date fair value compensation expense of $10.2 million, which we expect to be recognized over a weighted-average period of approximately 1.8 years. The amount of unrecognized compensation expense does not necessarily represent the amount that will ultimately be recognized by us in our statements of operations.

Performance Restricted Units.

The performance awards will be earned over a three year period based on the Partnership’s performance relative to its peers in accordance with the Plan. The final shares to be issued will range from 0 – 225% of the initial shares granted. For Performance Units, we recognize compensation expense using a straight-line amortization of the grant date fair value over the performance period. For the years ended December 31, 2013 and 2012, we recognized compensation expense related to the outstanding awards of $0.8 million and $0.2 million. As of December 31, 2013, we had 267,489 of Performance Units outstanding with unrecognized grant date fair value compensation expense of $1.7 million, which we expect to be recognized over a weighted-average period of approximately 1.8 years. The amount of unrecognized compensation expense does not necessarily represent the amount that will ultimately be recognized by us in our statements of operations.

The following assumptions were used for the Performance Units based on market conditions using a Monte Carlo model to estimate the grant date fair value of the awards. The four primary inputs for the Monte Carlo model are the risk-free rate, volatility of returns, correlation in movement of total unitholder return relative to a relevant peer group and the expected distribution rate. Risk-free rate was based on the Federal Reserve for treasuries equal to the remaining duration of the performance period, which was 0.4% for the 2013 and 2012 grants. Volatility was determined based on the annualized daily historical volatility, which was approximately 29% for the 2013 grants and ranged from 31% to 32% for the 2012 grants. Correlation in movement of total unitholder return was determined based on a correlation matrix that was created which identifies total shareholder return correlations for each pair of companies in the peer group, including the Partnership. The paired returns in the correlation matrix ranged from 33.7% to 56.6% for the Partnership and its peer group. The expected distribution rate is calculated using a trailing six month average for the Partnership and its peer group as of the date of grant, which was 11% and 10% for the 2013 and 2012 grants. Based on these inputs discussed above, a ranking was projected identifying the Partnership’s rank relative to the peer group for each award period which determines the anticipated payout. The weighted average grant date fair value per unit, using the method described above, was $10.03 and $10.35 for the years ended December 31, 2013 and 2012, respectively, and is being recognized ratably in expense over the service period.

Unit-Based Awards Activity

The following table summarizes the Partnership’s unit-based awards for the years ended December 31, 2013, 2012 and 2011, (in thousands, except per unit amounts):

	Number of Unvested Service Restricted Units	Weighted Average Grant-Date Fair Value	Number of Unvested Performance Restricted Units	Weighted Average Grant-Date Fair Value
Unvested units, December 31, 2010	148,160	$20.03	—	$—
Granted	214,588	20.51	—	—
Forfeited	(38,586)	20.75	—	—
Vested	(52,798)	20.31	—	—

Unvested units, December 31, 2011	271,364	$20.26	—	$—
Granted	437,211	18.22	121,137	10.35
Forfeited	(61,444)	19.47	(3,055)	10.45
Vested	(96,890)	20.05	—	—

Unvested units, December 31, 2012	550,241	$18.80	118,082	$10.34
Granted	491,847	17.97	149,407	10.03
Forfeited	(68,806)	18.41	—	—
Vested	(218,460)	19.01	—	—

Unvested units, December 31, 2013	754,822	$18.22	267,489	$10.17

NOTE 16 — ACCRUED AND OTHER LIABILITIES

As of December 31, 2013 and December 31, 2012 we had the following accrued and other liabilities:

	December 31, 2013	December 31, 2012
Accrued lease operating expenses	$20,297	$11,173
Accrued capital spending	16,316	6,109
Distributions payable (1)	14,155	3,500
Senior notes accrued interest	11,563	11,563
Accrued production and other taxes	6,270	7,401
Gas imbalance liability (2)	6,214	5,351
Other	4,230	1,187

	$79,045	$46,284

(1)	For the year ended December 31, 2013 and 2012, balance includes preferred distributions payable to affiliates of $3.5 million.
(2)	We account for our natural gas imbalances under the sales method. We had overproduced liabilities of $6.2 million and $5.4 million included in accrued liabilities on our consolidated balance sheets as of December 31, 2013 and December 31, 2012, respectively, for overproduced positions which were beyond ultimate recoverability of remaining natural gas reserves. As of December 31, 2013, our gross underproduced natural gas position was approximately $4.1 million (1.5 MMcf) and our gross overproduced natural gas position was approximately $6.2 million (2.1 MMcf). These gross positions were valued at $4.62 per Mcf for underproduced natural gas positions and $4.31 per Mcf for overproduced natural gas positions without regard to remaining natural gas reserves. As of December 31, 2012, our gross underproduced natural gas position was approximately $1.2 million (1.5 MMcf) and our gross overproduced natural gas position was approximately $5.4 million (2.1 MMcf). These gross positions were valued at $3.46 per Mcf for underproduced natural gas positions and $3.41 per Mcf for overproduced natural gas positions without regard to remaining natural gas reserves.

NOTE 17 — SIGNIFICANT CUSTOMERS

The following table indicates our significant customers which accounted for more than 10% of our total revenues for the periods indicated:

	December 31, 2013	December 31, 2012	December 31, 2011
Customer A	27%	33%	29%

Customer B	21%	13%	(1)

Customer C	17%	(1)	(1)

Customer D	(1)	12%	11%

Customer E	(1)	(1)	12%

(1)	These customers accounted for less than 10% of total revenues for the periods indicated.

Because there are numerous other parties available to purchase our oil and gas production, we believe that the loss of any individual purchaser would not materially affect our ability to sell our natural gas or crude oil production.

NOTE 18 — INCOME TAXES

Our wholly owned subsidiaries are treated as partnerships for federal income tax purposes but are subject to Texas margin taxes. Our controlling interest in a privately held C-Corp is subject to federal income tax. We recorded a deferred tax asset of $1.1 million and $0.3 million related to our operations located in Texas as of December 31, 2013 and 2012 and a deferred tax liability of $3.2 million and $0.4 million as of December 31, 2013 and 2012. The deferred tax asset and deferred tax liability are presented net as a deferred tax liability of $2.1 million on the consolidated balance sheet as of December 31, 2013 and as a deferred tax liability of $0.1 million on the consolidated balance sheet as of December 31, 2012. Our provision for income taxes was a net benefit of $0.4 million and a net expense of $0.5 million and $0.9 million for years ended December 31, 2013, 2012 and 2011.

Income tax expense (benefit) is summarized as follows:

	December 31, 2013		December 31, 2012		December 31, 2011
Current	$		$		$
Federal		17		—		—
State		(66)		156		1

Total		(49)		156		1

Deferred
Federal		(202)		—		—
State		(102)		372		849

Total		(304)		372		849

Total expense income tax (benefit)		(353)		528		850

Federal income tax expense (benefit) differs from expected tax expense (computed by applying the statutory federal income tax rate of 34% to income (loss) before income taxes) as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Computed expected tax rate	34.00%	34.00%	34.00%
Tax adjustment for partnership income	(33.55)%	(34.00)%	(34.00)%
Change in valuation allowance	(0.32)%	—%	—%
Other	(0.69)%	0.66%	0.95%

	(0.56)%	0.66%	0.95%

The tax effects of temporary differences and net operating losses that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 are as follows:

	December 31, 2013		December 31, 2012
Deferred Tax Assets	$		$
Asset retirement obligation		1,740		—
Post-retirement benefit costs		845		—
Net operating losses		2,043		—
Other		—		300

Total deferred tax assets		4,628		300

Valuation allowance		(3,582)		—

Net deferred tax assets		1,046		300

Deferred Tax Liabilities
Unrealized gain on investments		223		—
Depreciation		1,847		—
Pension costs		1,031		—
Other		59		402

Total deferred tax liabilities		3,160		402

Net Deferred Tax Asset (Liability)		(2,114)		(102)

As of December 31, 2013, the total NOL carryforward consists of $6 million of federal NOL carryforwards, which expire between 2026 and 2030. The Partnership has not fully recognized the deferred tax assets for certain items in advance of their deductibility for income tax purposes due to the uncertainty of realization. The benefit of these items will be recognized in future years to the extent that such deductions are used to reduce taxable income.

As of December 31, 2013, we have not identified any uncertain tax provisions.

NOTE 19 — RELATED PARTY TRANSACTIONS

Ownership in QRE GP by the Management of the Fund and its Affiliates

As of December 31, 2013, affiliates of the Fund owned 100% of QRE GP, and an aggregate 29.2% limited partner interest in us represented by all of our preferred units and 7,145,866 common units. In addition, QRE GP owned a 0.1% general partner interest in us, represented by 51,036 general partner units and a 7.5% limited partner interest represented by 6,133,558 Class B units. Our Chief Executive Officer and Chief Operating Officer have a beneficial ownership in QRE GP and the Fund.

As of December 31, 2012, affiliates of the Fund owned 100% of QRE GP, and an aggregate 31.7% limited partner interest in us represented by all of our preferred units and 7,145,866 common units. In addition, QRE GP owned a 0.1% general partner interest in us, represented by 51,036 general partner units. Our Chief Executive Officer and Chief Operating Officer have a beneficial ownership in QRE GP and the Fund.

Contracts with QRE GP and Its Affiliates

We have entered into agreements with QRE GP and its affiliates. The following is a description of those agreements.

Services Agreement

On December 22, 2010, in connection with the closing of the IPO, we entered into the Services Agreement with QRM, QRE GP and OLLC, pursuant to which QRM will provide the administrative and acquisition advisory services necessary to allow QRE GP to manage, operate and grow our business. We do not have any employees. The Services Agreement requires that employees of QRM (including the persons who are executive officers of QRE GP) devote such portion of their time as may be reasonable and necessary for the operation of our business. The executive officers of QRE GP currently devote a majority of their time to our business, and we expect them to continue to do so for the foreseeable future.

Under the Services Agreement, from the closing of the IPO through December 31, 2012, QRM was entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA, as defined by the Services Agreement, generated by us during the preceding quarter, calculated prior to the payment of the fee.

Beginning on January 1, 2013, QRM became entitled to a quarterly reimbursement of general and administrative charges based on the allocation of charges between the Fund and us based on the estimated use of such services by each party. The fee included direct expenses plus an allocation of compensation costs based on employee time expended and other indirect expenses based on multiple operating metrics. If the Fund raises a second fund, the quarterly administrative services costs will be further divided to include the second fund as well. QRM will have discretion to determine in good faith the proper allocation of the charges pursuant to the Services Agreement.

For the years ended December 31, 2013, 2012 and 2011, the Fund charged us $33 million, $7.3 million, and $2.5 million, respectively, in administrative services fee in accordance with the Services Agreement, and we will reimburse QRE GP for such payments it makes to QRM.

In connection with the management of our business, QRM provides services for invoicing and collecting of our revenues as well as processing of payments to our vendors. Periodically QRM remits cash to us for the net working capital received on our behalf. Changes in the affiliate (payable)/receivable balances during the years ended December 31, 2013 and 2012 are included below:

Net affiliate payable as of December 31, 2011	$3,734
Revenues and other increases	256,496
Expenditures	(208,780)
Settlements from the Fund	(51,450)

Net affiliate receivable as of December 31, 2012	—
Revenues and other increases	403,867
Expenditures	(264,092)
Settlements from the Fund	(135,860)

Net affiliate receivable as of December 31, 2013	$3,915

Other Contributions to Partners’ Capital

Other contributions to partners’ capital include the following items for the period indicated:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Noncash general and administrative expense contributed by the Fund(1)	$—	$31,591	$17,364
Noncash general and administrative expense contributed by the Predecessor(2)	—	6,485	17,357
Fair value of interest rate derivatives novated to us from the Fund(3)	—	—	2,600
Prepaid insurance incurred by the Fund on our behalf(4)	—	—	224

Total other contributions from affiliates	$—	$38,076	$37,545

(1)	Represents our share of allocable general and administrative expenses incurred by QRM on our behalf, but not reimbursable by us.
(2)	Represents our share of allocable general and administrative expenses incurred by QRM on our behalf, but not reimbursable by us for the December 2012 Transferred Properties for the years ended December 31, 2012 and 2011 and for the October 2011 Transferred Properties for the period from January 1 to September 30, 2011.
(3)	On February 28, 2011, the Fund novated to us fixed-for-floating interest rate swaps covering $225.0 million of borrowings under our revolving credit facility. The Fund also novated to us on July 1, 2011 natural gas basis swaps with contract dates until 2015. The fair value of these derivative instruments was a net asset position.
(4)	QRM also incurred prepaid insurance on our behalf, but not reimbursable by us.

Cash Contributions from the Predecessor

The following table presents cash received by the Predecessor on our behalf related to the December 2012 Transferred Properties and October 2011 Transferred Properties for the following periods prior to our acquisition of the net assets on December 28, 2012 and October 3, 2011, respectively:

	Year ended December 31, 2012	Year ended December 31, 2011
Cash receipts	$(109,274)	$(204,898)
Production expenditures paid	41,528	80,889
Derivative buyup payment	—	42,653
Interest paid	4,050	9,981
Capital expenditures paid	28,723	45,868

Cash distributions to the Predecessor	$(34,973)	$(25,507)

Omnibus Agreement

On December 22, 2010, in connection with the closing of our IPO, we entered into an Omnibus Agreement (the “Omnibus Agreement”) by and among us, QRE GP, OLLC, the Fund, the Predecessor and QA Global.

Under the terms of the Omnibus Agreement, the Fund will offer us the first option to purchase properties that it may offer for sale, so long as the properties consist of at least 70% proved developed producing reserves. The 70% threshold is a value-weighted determination made by the Fund. Additionally, the Fund will allow us to participate in acquisition opportunities to the extent that it invests any of the remaining approximately $113.2 million of its equity capital or acquires reserves as follow-on investments that are associated with its existing reserves. Specifically, the Fund will offer us the first opportunity to participate in at least 25% of each acquisition opportunity available to it, so long as at least 70% of the allocated value is attributable to proved developed producing reserves. These contractual obligations will remain in effect until December 21, 2015.

The Omnibus Agreement provides that the Fund will indemnify us against: (i) title defects, subject to a $75,000 per claim de minimus exception, for amounts in excess of a $4.0 million threshold, and (ii) income taxes attributable to pre-closing operations as of the IPO Closing Date. The Fund indemnification obligation will (i) survive for one year after the closing of our IPO with respect to title, and (ii) terminate upon the expiration of the applicable statute of limitations with respect to income taxes. We will indemnify the Fund against certain potential environmental claims, losses and expenses associated with the operation of our business that arise after the consummation of our IPO.

Management Incentive Fee

Under our partnership agreement, for each quarter for which we have paid distributions that equaled or exceeded 115% of our minimum quarterly distribution (which amount we refer to as our “Target Distribution”), or $0.4744 per unit, QRE GP will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of our management incentive fee base, which will be an amount equal to the sum of:

•	the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum and calculated based on SEC methodology;

•	adjusted for our commodity derivative contracts; and

•	the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be determined by the board of directors of QRE GP and approved by the conflicts committee of QRE GP’s board of directors.

For the years ended December 31, 2013, 2012 and 2011, the management incentive fee earned by QRE GP was $3.4 million, $6.1 million and $1.6 million, respectively. The fourth quarter 2012 management incentive fee was reduced by the portion of the management incentive fee converted as discussed below under General Partner’s Right to Convert Management Incentive Fee into Class B Units.

General Partner’s Right to Convert Management Incentive Fee into Class B Units

From and after the end of the subordination period and subject to the limitations described below, our general partner has the continuing right, at any time when it has received all or any portion of the management incentive fee for three full consecutive quarters and shall be entitled to receive all or a portion of the management incentive fee for a fourth consecutive quarter, to convert into Class B units up to 80%, such percentage actually converted being referred to as the Applicable Conversion Percentage, of the management incentive fee for the fourth quarter in lieu of receiving a cash payment for such portion of the management incentive fee. Any Conversion Election made during a quarter must be made before payment of the management incentive fee in respect of the previous quarter and will be effective as of the first day of such quarter, and the Class B units issued upon such conversion will be entitled to distributions as if they were outstanding on the first day of such quarter.

The number of Class B units (rounded to the nearest whole number) to be issued in connection with such a conversion will be equal to (a) the product of: (i) the Applicable Conversion Percentage; and (ii) the average of the management incentive fee paid to our general partner for the quarter immediately preceding the quarter for which such fee is to be converted and the management incentive fee payable to our general partner for the quarter for which such fee is to be converted, divided by (b) the cash distribution per unit for the most recently completed quarter.

We refer to such conversion as a “Conversion Election.” The reduction in the management incentive fee as a result of any conversion will directly offset the increase in distributions required by the newly issued Class B units.

In the event of such Conversion Election, unless we experience a change of control, our general partner will not be permitted to exercise the Conversion Election again until (i) the completion of the fourth full calendar quarter following the previous Conversion Election and (ii) the Gross Management Incentive Fee Base has increased to 115% of the Gross Management Incentive Fee Base as of the immediately preceding conversion date.

The subordination period on our subordinated units ended on December 31, 2012 and our general partner had received a management incentive fee for three full consecutive quarters. On February 22, 2013, our general partner elected to convert 80% of the fourth quarter 2012 management incentive fee and, on March 4, 2013, received 6,133,558 Class B units which were issued and outstanding upon conversion. The general partner received a reduced fourth quarter management incentive fee of $0.7 million and received a distribution on the Class B units related to the fourth quarter 2012.

On March 2, 2014 we completed a transaction related to our general partner interest pursuant to a Contribution Agreement. See Note 22 – Subsequent Events for more information.

Purchase and Sale Agreements

On December 28, 2012, we completed an acquisition of certain oil and gas properties in Florida from the Fund for an aggregate price of $143.6 million, pursuant to the December 2012 Purchase Agreement. In exchange for the assets, we assumed $115.0 million in debt from the Fund and paid the remaining $28.6 million in cash.

On October 3, 2011, we completed an acquisition of certain oil and gas properties located in the Permian Basin, Ark-La-Tex and Mid-Continent areas from the Fund for an aggregate purchase price of $578.8 million, pursuant to a Purchase and Sale Agreement (the “October 2011 Purchase Agreement”) dated September 12, 2011. In exchange for the assets, we assumed $227.0 million in debt from the Fund which was repaid at closing and issued to the Fund 16,666,667 unregistered Preferred Units.

See Note 1 – Organization and Operations and Note 4 – Acquisitions for further discussion of the acquisitions and Note 2 – Summary of Significant Accounting Policies for discussion of the basis of presentation in the financial statements.

Lease Guarantees

The Fund has entered into various lease contracts that can routinely extend beyond five years which list the Partnership as a guarantor. See Note 11 – Commitments and Contingencies.

Long–Term Incentive Plan

On December 22, 2010, in connection with the closing of the IPO, the Board of Directors of QRE GP adopted the Plan to compensate employees, officers, consultants and directors of QRE GP and those of its affiliates, including QRM, who perform services for us. As of December 31, 2013, 2012 and 2011, we had 1,022,311, 668,323, and 271,364 unvested restricted and performance unit awards outstanding with remaining unamortized costs of $11.9 million, $9.0 million, and $4.8 million, respectively. For additional discussion regarding the Plan see Note 15 – Equity-Based Compensation.

Distributions of Available Cash to QRE GP and Affiliates

We will generally make cash distributions to our unitholders and QRE GP pro rata, including QRE GP and our affiliates. The Partnership made cash distributions to QRE GP and our affiliates during 2012 and 2013 as discussed in Note 12 – Partners’ Capital.

Our Relationship with Bank of America

Don Powell, one of our independent directors, served as an independent director of Bank of America (“BOA”) through May 2013 and did not seek re-election. BOA is a lender under our Credit Agreement.

Farmout Agreement with Related Party

In January 2014, we entered into a Farmout Agreement with Tanos Exploration II, LLC (“Tanos”), a Quantum Energy Partners affiliate, whereas Tanos is to be the operator of certain wells until completion or other termination criteria are met.

NOTE 20 – SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows for the periods indicated:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Supplemental Cash Flow Information
Cash paid during the period for interest	$46,504	$41,040	$22,465
Cash paid for income tax	—	18	—
Non-cash Investing and Financing Activities
Non-cash consideration paid for transferred properties from the Fund	$—	$—	$(354,500)
Excess consideration of fair value of transferred properties from the Fund	—	68,861	102,454
Change in accrued capital expenditures	(10,207)	(3,481)	9,551
Insurance premium financed	—	—	224
Receivable from QRE GP in connection with equity issuance	(165)	157	—
Interest rate swaps novated from the Fund	—	—	2,600
Accrued distributions	(14,155)	(3,500)	(20,545)
General and administrative expense allocated from the Fund	—	38,076	34,721
Management incentive fee accrued	—	—	(1,572)
Amortization of increasing rate distributions(1)	15,553	14,930	3,638

(1)	Amortization of increasing rate distributions is offset in the preferred unitholders’ capital account by a non-cash distribution.

NOTE 21 – SUBSIDIARY GUARANTORS

The Senior Notes, issued on July 30, 2012 by the Partnership and QRE FC (the “Subsidiary Co-Issuer”), are guaranteed by OLLC, a 100% owned subsidiary of the Partnership (the “Guarantor”), and may be guaranteed by certain other future subsidiaries. The Guarantor is 100% owned by the Partnership and its guarantee of the Senior Notes is full and unconditional. The Partnership has no assets or operations independent of its subsidiaries and there are no significant restrictions upon the ability of the Guarantor to distribute funds to the Partnership. The guarantee constitutes a joint and several obligation with any additional future guarantees. The Partnership’s only other subsidiary is ETSWDC, which does not guarantee the Senior Notes (the “Non-Guarantor”). Refer to Note 10 – Long-Term Debt for details on the conditions under which guarantees of the Senior Notes may be released. ETSWDC is a non-minor subsidiary and we are providing condensed consolidated financial statements prospectively in accordance with SEC regulations.

The following condensed consolidated financial information is presented in accordance with Rule 3-10 of the Securities and Exchange Commission’s Regulation S-X, and uses the same accounting policies used to prepare the financial information located elsewhere in our consolidated financial statements and related footnotes.

Condensed Consolidating Balance Sheets

	December 31, 2013
	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Assets
Current assets
Cash	$78	$—	$10,575	$2,707	$—	$13,360
Accounts receivable	—	—	55,073	2,939	(570)	57,442
Due from affiliates	234,746	—	—	—	(230,831)	3,915
Derivative instruments	—	—	27,485	—	—	27,485
Prepaid and other current assets	—	—	1,718	141	—	1,859

Total current assets	234,824	—	94,851	5,787	(231,401)	104,061

Noncurrent assets
Oil and natural gas properties and other property and equipment, net	—	—	1,591,015	13,968	—	1,604,983
Derivative instruments	—	—	62,131	—	—	62,131
Investment in subsidiaries	711,734	—	16,478	—	(728,212)	—
Other assets	4,663	—	20,176	19,913	—	44,752

Total noncurrent assets	716,397	—	1,689,800	33,881	(728,212)	1,711,866

Total assets	$951,221	$—	$1,784,651	$39,668	$(959,613)	$1,815,927

Liabilities and Partners’ Capital
Current liabilities
Current portions of asset retirement obligations	$—	$—	$4,310	$—	$—	$4,310
Due to affiliates	—	—	230,831	—	(230,831)	—
Derivative instruments	—	—	11,233	—	—	11,233
Accrued and other liabilities	25,718	—	52,100	1,797	(570)	79,045

Total current liabilities	25,718	—	298,474	1,797	(231,401)	94,588

Noncurrent liabilities
Long-term debt	296,593	—	615,000	—	—	911,593
Derivative instruments	—	—	6,251	—	—	6,251
Asset retirement obligations	—	—	145,893	5,118	—	151,011
Other liabilities	—	—	7,299	7,726	—	15,025

Total noncurrent liabilities	296,593	—	774,443	12,844	—	1,083,880

Partners’ capital
QR Energy, LP partners’ capital	628,910	—	711,734	25,027	(736,761)	628,910
Noncontrolling interest	—	—	—	—	8,549	8,549

Total partners’ capital	628,910	—	711,734	25,027	(728,212)	637,459

Total liabilities and partners’ capital	$951,221	$—	$1,784,651	$39,668	$(959,613)	$1,815,927

Condensed Consolidating Statements of Operations

	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Year Ended December 31, 2013
Total revenues	$—	$—	$447,077	$10,262	$(1,710)	$455,629
Expenses
Production and disposal and related expenses	—	—	172,998	9,410	(1,710)	180,698
Depreciation, depletion and amortization	—	—	115,039	145	—	115,184
General and administrative	7,101	—	34,800	—	—	41,901

Accretion of asset retirement obligations and acquisition and transaction costs	—	—	8,831	112	—	8,943

Total expenses	7,101	—	331,668	9,667	(1,710)	346,726

Operating income	(7,101)	—	115,409	595	—	108,903
Gain (loss) on commodity derivative contracts, net	—	—	(1,217)	—	—	(1,217)
Interest expense, net, income tax expense and other income, net	(29,468)	—	(17,574)	984	—	(46,058)
Equity in earnings	97,534	—	916	—	(98,450)	—

Net (loss) income	60,965	—	97,534	1,579	(98,450)	61,628
Less: Net income attributable to noncontrolling interest	—	—	—	—	663	663

Net income (loss) attributable to QR Energy, LP	$60,965	$—	$97,534	$1,579	$(99,113)	$60,965

Condensed Consolidating Statements of Comprehensive Income

	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Year Ended December 31, 2013
Net income (loss)	$60,965	$—	$97,534	$1,579	$(98,450)	$61,628
Other comprehensive income, net of tax:
Reclassification adjustment for available-for-sale securities				(18)		(18)
Change in fair value of available-for-sale securities	340	—	340	631	(680)	631
Pension and postretirement benefit:
Actuarial gain	2,404		2,404	4,061	(4,808)	4,061

Total other comprehensive income	2,744	—	2,744	4,674	(5,488)	4,674

Total comprehensive income (loss)	63,709	—	100,278	6,253	(103,938)	66,302
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	—	2,593	2,593

Comprehensive income (loss) attributable to QR Energy, LP	$63,709	$—	$100,278	$6,253	$(106,531)	$63,709

Condensed Consolidating Statements of Cash Flows

	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Year Ended December 31, 2013
Net cash (used in) provided by operating activities	$(22,103)	$—	$222,997	$1,251	$—	$202,145
Cash flows from investing activities
Additions to oil and natural gas properties	—	—	(87,936)	(311)	—	(88,247)
Acquisitions	—	—	(131,715)	3,481	—	(128,234)
Distributions from subsidiaries	167,470	—	—	—	(167,470)	—
Proceeds from sale of available-for-sale securities	—	—	—	8,535	—	8,535
Purchases of available-for-sale securities	—	—	—	(10,249)	—	(10,249)

Net cash (used in) provided by investing activities	167,470	—	(219,651)	1,456	(167,470)	(218,195)

Cash flows from financing activities
Distributions to unitholders	(141,582)	—	—		—	(141,582)
Proceeds from bank borrowings	—	—	180,000	—	—	180,000
Repayments on bank/intercompany borrowings	—	—	(35,000)	—	—	(35,000)
Distributions to Parent	—	—	(167,470)	—	167,470	—
Other	(3,775)	—	(2,069)	—	—	(5,844)

Net cash (used in) provided by financing activities	(145,357)	—	(24,539)	—	167,470	(2,426)

Net increase (decrease) in cash	10	—	(21,193)	2,707	—	(18,476)
Cash at beginning of period	68	—	31,768	—	—	31,836

Cash at end of period	$78	$—	$10,575	$2,707	$—	$13,360

NOTE 22 – SUBSEQUENT EVENTS

In preparing the accompanying financial statements, we have reviewed events that have occurred after December 31, 2013, up until the issuance of the financial statements.

On January 14, 2014, we filed an automatic registration statement on Form S-3 with the SEC to register our common units, preferred units and our debt securities, which may be co-issued by QRE FC. The registration statement also registered guarantees of debt securities by OLLC.

On January 31, 2014, we closed the acquisition of primarily natural gas properties located in East Texas from a private seller for $36.0 million in cash, subject to customary purchase price adjustments, using funds drawn on our revolving credit facility.

On February 3, 2014, we filed a definitive proxy statement on Form 14/A, which provides information regarding a special meeting of limited partners to be held on March 10, 2014 to hold a unitholder vote on an amendment to our Long-Term Incentive Plan to increase the number of units under the plan by 3,000,000.

On February 20, 2014, we entered into a purchase and sale agreement of primarily oil properties located in East Texas from a private seller for $11.1 million, subject to customary purchase price adjustments.

On March 2, 2014, we completed a transaction related to our general partner interest pursuant to a Contribution Agreement, by and among the Partnership, the general partner, QR Holdings (QRE), LLC (“QRH”) and QR Energy Holdings, LLC (“QREH” and, together with QRH, the “QR Parties”), the former owners of our general partner, pursuant to which (i) the general partner reclassified its 0.1% general partner interest in the Partnership, formerly represented by 51,036 general partner units, in exchange for a non-economic general partner interest, (ii) the QR Parties contributed 100% of the limited liability company interests of the general partner to the Partnership, and (iii) the partnership agreement was amended, to, among other things, (a) terminate the management incentive fee and provide for the future issuance of up to 11.6 million Class B units, subject to certain tests, to the QR Parties and (b) provide for the election of all of the members of the board of directors of the general partner by our limited partners beginning in June 2015 (the “GP Buyout Transaction”).

Effective March 2, 2014, we entered into the sixth amendment to the Credit Agreement, which permits the GP Buyout Transaction.

On March 3, 2014, we filed a prospectus supplement establishing an at-the-market equity program under which the Company may sell common units with an aggregate offering price up to $100 million, from time to time, until the expiration of QR Energy’s shelf filing in June 2015.

On January 24, 2014, the Board of Directors approved the second monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in February 2014 to the unitholders of record as of February 10, 2014.

On February 28, 2014, the Board of Directors approved the third monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 and will be paid in March 2014 to the unitholders of record as of March 10, 2014. As a result of this declaration, a management incentive fee related to the fourth quarter 2013 in the amount of $1.3 million will be recognized during the three months ended March 31, 2014.

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

Capitalized Costs

The following table sets forth the capitalized costs related to our oil and natural gas producing activities as of the dates indicated:

	December 31,
	2013	2012
Evaluated oil and natural gas properties	$1,905,110	$1,656,146
Unevaluated oil and natural gas properties	4,320	11,500

Gross oil and natural gas properties	1,909,430	1,667,646
Accumulated depreciation, depletion and amortization	(318,415)	(203,377)

Net capitalized costs	$1,591,015	$1,464,269

Pursuant to the FASB’s authoritative guidance on asset retirement obligations, net capitalized costs include asset retirement costs of $125.9 million and $104.2 million as of December 31, 2013 and 2012.

Costs Incurred

Our oil and natural gas activities are conducted in the United States. The following table summarizes the costs incurred by us for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
Acquisition of oil and natural gas properties:
Evaluated	$128,234	$442,363	$—
Unevaluated	—	11,500	—
Development costs	98,142	140,037	102,606

Total	$226,376	$593,900	$102,606

Estimated Proved Reserves

Third Party Reserves Estimate. The reserve estimates as of December 31, 2013, 2012 and 2011 presented in the table below were based on reserve reports prepared by Netherland, Sewell & Associates, Inc. for 2013 and Miller & Lents, Ltd. for 2012 and 2011, independent reserve engineers, using FASB and SEC rules in effect as of December 31, 2013, 2012 and 2011.

Oil and Natural Gas Reserve Quantities. Proved oil and natural gas reserves are the estimated quantities of crude oil and natural gas that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs) existing at the time the estimate is made.

Prices include consideration of changes in existing prices provided only by contractual arrangement, but not on escalations based on future conditions. All of the Partnership’s oil and natural gas producing activities were conducted within the continental United States.

Proved developed oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operations of an installed program has confirmed through production response that the increased recovery will be achieved.

We emphasize that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

Following is a summary of the proved developed and total proved oil, natural gas and NGL reserves attributed to our operations for the periods indicated:

	Oil (MBbl)	Natural Gas (MMcf)	NGL (MBbl)	Total (MBoe)

Balance, December 31, 2010	36,161	243,265	1,920	78,625
Extensions	2,002	677	211	2,325
Revisions of previous estimates	4,033	(28,461)	6,873	6,162
Production	(2,594)	(16,927)	(377)	(5,792)

Balance, December 31, 2011	39,602	198,554	8,627	81,320

Extensions	1,877	4,958	257	2,960
Revisions of previous estimates	342	(12,643)	1,764	(1)
Acquisition of reserves	18,123	12,926	647	20,924
Production	(3,106)	(13,475)	(743)	(6,095)

Balance, December 31, 2012	56,838	190,320	10,552	99,110

Extensions	4,342	2,912	616	5,443
Revisions of previous estimates	8,429	(29,997)	241	3,671
Acquisition of reserves	7,229	3	163	7,393
Production	(3,823)	(11,497)	(796)	(6,535)

Balance, December 31, 2013	73,015	151,741	10,776	109,081

Proved developed reserves:
December 31, 2011	26,649	142,428	6,842	57,229
December 31, 2012	44,487	131,700	8,125	74,562
December 31, 2013	61,492	130,201	9,505	92,696
Proved undeveloped reserves:
December 31, 2011	12,953	56,126	1,785	24,092
December 31, 2012	12,351	58,620	2,427	24,549
December 31, 2013	11,524	21,540	1,272	16,385

Our total proved reserves have increased each year since 2010. The extensions in our reserves during 2013 are primarily attributable to additional development opportunities at Jay Field resulting from updated technical analysis. The revisions in our reserves during 2013 are primarily attributable to favorable prices and enhanced performance partially offset by a reduction in PUD reserves. The acquisitions of our reserves are primarily due to the 2013 East Texas Oil Field acquisition.

Standardized Measure of Discounted Future Net Cash Flows

The Standardized Measure represents the present value of estimated future cash inflows from proved oil and natural gas reserves, less future development, production, plugging and abandonment costs, discounted at 10% per annum to reflect timing of future cash flows. Production costs do not include depreciation, depletion and amortization of capitalized acquisition, exploration and development costs.

Our estimated proved reserves and related future net revenues and Standardized Measure were determined using index prices for oil and natural gas, without giving effect to derivative transactions, and were held constant throughout the life of the properties. The unweighted arithmetic average first-day of-the-month prices for the prior 12 months were $96.91/Bbl for oil and $3.67/MMbtu for natural gas as of December 31, 2013; $94.71/Bbl for oil and $2.76/MMbtu for natural gas as of December 31, 2012; and $96.19/Bbl for oil and $4.12/MMbtu for natural gas as of December 31, 2011. These prices were adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. As of December 31, 2013, the relevant average realized prices for oil, natural gas and NGLs were $101.75 per Bbl, $3.60 per Mcf and $40.36 per Bbl. As of December 31, 2012, the relevant average realized prices for oil, natural gas and NGLs were $96.86 per Bbl, $2.81 per Mcf and $42.16 per Bbl. As of December 31, 2011, the relevant average realized prices for oil, natural gas and NGLs were $93.69 per Bbl, $4.28 per Mcf and $50.00 per Bbl.

Changes in the demand for oil and natural gas, inflation and other factors make such estimates inherently imprecise and subject to substantial revision. This table should not be construed to be an estimate of current market value of our proved reserves.

The estimated standardized measure of discounted future net cash flows relating to our proved reserves is shown below for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
Future cash inflows	$8,264,552	$6,429,372	$4,992,358
Future production and development costs	(4,108,224)	(3,199,516)	(2,383,342)

Future net cash flows	4,156,328	3,229,856	2,609,016
10% annual discount for estimated timing of cash flows	(2,112,944)	(1,623,015)	(1,297,353)

Standardized measure of discounted future net cash flows	$2,043,384	$1,606,841	$1,311,663

The above table does not include the effects of income taxes on future net revenues because during years ended December 31, 2013, 2012 and 2011, we were not subject to federal taxation at an entity-level. Accordingly, no provision for federal tax has been provided because taxable income is passed through to the partners. State corporate income, franchise and/or gross margins taxes have not been included due to their immateriality.

The following table sets forth the changes in the standardized measure of discounted future net cash flows applicable to our proved oil, natural gas and NGL reserves for the periods indicated:

	Year Ended December 31,
	2013	2012	2011
Beginning of period	$1,606,841	$1,311,663	$1,050,024
Extensions	171,240	37,262	42,940
Revisions of previous estimates	67,569	(29)	114,354
Acquisition of reserves	170,811	484,163	—
Changes in future development costs, net	38,493	(49,392)	(59,955)
Development costs incurred during the year that reduce future development costs	12,146	24,352	11,994
Net change in prices	121,459	(113,366)	261,402
Sales, net of production costs	(272,700)	(228,039)	(224,012)
Changes in timing and other	(33,159)	9,061	9,914
Accretion of discount	160,684	131,166	105,002

End of period	$2,043,384	$1,606,841	$1,311,663

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data was as follows for the periods indicated:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013
Revenues	$104,886	$105,430	$126,007	$119,306
Gross profit (1)	62,138	62,941	78,751	71,101
Operating income	18,934	24,363	37,173	28,433
Net income (loss)	(8,174)	63,614	(21,497)	27,685
Net income (loss) attributable to QR Energy, LP	(8,174)	63,614	(21,719)	27,244
Net income (loss) per limited partner unit (basic)	$(0.33)	$0.89	$(0.57)	$0.25
Net income (loss) per limited partner unit (diluted)	$(0.33)	$0.77	$(0.57)	$0.25

(1)	Represents total revenues less production expenses and disposal and related operating expenses.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012
Revenues	$94,104	$89,356	$91,128	$97,410
Gross profit (1)	61,337	53,212	55,980	57,531
Operating income	25,656	15,409	17,222	12,054
Net income (loss)	(8,226)	130,700	(44,660)	1,937
Net income (loss) per limited partner unit (basic)	$(0.49)	$2.15	$(1.25)	$(0.24)
Net income (loss) per limited partner unit (diluted)	$(0.49)	$1.67	$(1.25)	$(0.24)

(1)	Represents total revenues less production expenses.

ANNEX F

Quarterly Report on Form 10-Q of QR Energy, LP

for the three months ended March 31, 2014

[see attached]

F-1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-35010

QR ENERGY, LP

(Exact name of registrant as specified in its charter)

Delaware	90-0613069
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1401 McKinney Street, Suite 2400, Houston, Texas	77010
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code): (713) 452-2200

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

As of May 5, 2014, there were 6,133,558 Class B Units, 16,666,667 Class C Preferred Units, and 58,744,194 Common Units outstanding.

1

2

CAUTIONARY STATEMENT ABOUT FORWARD–LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategies;

•	ability to replace the reserves we produce through drilling and property acquisitions;

•	drilling locations;

•	oil, natural gas and NGL reserves;

•	technology;

•	realized oil, natural gas and NGLs prices;

•	production volumes;

•	lease operating expenses;

•	general and administrative expenses;

•	future operating results; and

•	plans, objectives, expectations and intentions.

All statements, other than statements of historical fact, concerning, among other things, planned capital expenditures, potential increases in oil and natural gas production, the number of anticipated wells to be drilled in the future, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties, some of which are beyond our control. Actual results could differ materially from those anticipated in these forward-looking statements. One should carefully consider the statements under “Risk Factors” in this report and in our Annual Report on Form 10-K for the year ended December 31, 2013 contained herein and therein, which describe known material factors that could cause our actual results to differ from those anticipated in the forward-looking statements, including, but not limited to, the following factors:

•	our ability to generate sufficient cash to pay the minimum quarterly distribution or any distribution on our common units;

•	our substantial future capital requirements, which may be subject to limited availability of financing;

•	uncertainty inherent in estimating our reserves;

•	our need to make accretive acquisitions or substantial capital expenditures to maintain our declining asset base;

•	cash flows and liquidity;

•	potential shortages of drilling and production equipment;

•	potential difficulties in the marketing of, and volatility in the prices for, oil, natural gas and NGLs;

•	uncertainties surrounding the success of our secondary and tertiary recovery efforts;

•	competition in the oil and natural gas industry;

3

•	general economic conditions, globally and in the jurisdictions in which we operate;

•	legislation and governmental regulations, including climate change legislation and federal or state regulation of hydraulic fracturing;

•	the risk that our hedging strategy may be ineffective or may reduce our income;

•	actions of third party co-owners of interests in properties in which we also own an interest; and

•	risks related to potential acquisitions, including our ability to make acquisitions on favorable terms or to integrate acquired properties.

The forward-looking statements contained in this report are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this report are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or that the forward-looking events and circumstances will occur. All forward-looking statements speak only as of the date of this report. We do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

4

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements.

QR ENERGY, LP

CONSOLIDATED BALANCE SHEETS

(In thousands, except unit amounts)

	March 31, 2014	December 31, 2013
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$23,260	$13,360
Accounts receivable	57,667	57,442
Due from affiliates	3,377	3,915
Derivative instruments	19,603	27,485
Prepaid and other current assets	1,650	1,859

Total current assets	105,557	104,061

Noncurrent assets:
Oil and natural gas properties, using the full cost method of accounting
Evaluated	1,974,363	1,905,110
Unevaluated	4,050	4,320

Gross oil and natural gas properties	1,978,413	1,909,430
Other property, plant and equipment	14,840	14,114
Less accumulated depreciation, depletion, and amortization	(348,396)	(318,561)

Total oil and natural gas properties and other property, plant and equipment, net	1,644,857	1,604,983
Derivative instruments	48,785	62,131
Other assets	40,292	44,752

Total noncurrent assets	1,733,934	1,711,866

Total assets	$1,839,491	$1,815,927

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Current portion of asset retirement obligations	$4,461	$4,310
Derivative instruments	13,874	11,233
Accrued and other liabilities	78,966	79,045

Total current liabilities	97,301	94,588

Noncurrent liabilities:
Long-term debt	974,723	911,593
Deferred Class B unit obligation	147,017	—
Derivative instruments	5,757	6,251
Asset retirement obligations	153,809	151,011
Deferred taxes	2,214	2,114
Other liabilities	12,462	12,911

Total noncurrent liabilities	1,295,982	1,083,880

Commitments and contingencies (see Note 12)
Partners’ capital:
Class C convertible preferred unitholders (16,666,667 units issued and outstanding as of March 31, 2014 and December 31, 2013)	392,609	388,621
General partner (zero and 51,036 units issued and outstanding as of March 31, 2014 and December 31, 2013)	—	614
Class B unitholders (6,133,558 units issued and outstanding as of March 31, 2014 and December 31, 2013)	—	—
Public common unitholders (51,489,196 and 51,483,263 units issued and outstanding as of March 31, 2014 and December 31, 2013)	142,361	313,302
Affiliated common unitholders (7,145,866 units issued and outstanding as of March 31, 2014 and December 31, 2013)	(100,284)	(76,371)
Accumulated other comprehensive income	2,753	2,744

Total QR Energy, LP partners’ capital	437,439	628,910
Noncontrolling interest	8,769	8,549

Total partners’ capital	446,208	637,459

Total liabilities and partners’ capital	$1,839,491	$1,815,927

See accompanying notes to the consolidated financial statements

5

QR ENERGY, LP

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands, except per unit amounts)

	Three Months Ended
	March 31, 2014	March 31, 2013
Revenues:
Oil and natural gas sales	$118,147	$104,168
Disposal, processing and other	4,476	718

Total revenues	122,623	104,886

Operating Expenses:
Production expenses	46,625	42,748
Disposal and related expenses	3,994	—
Depreciation, depletion and amortization	29,836	30,815
Accretion of asset retirement obligations	2,134	1,732
General and administrative	10,155	10,096
Acquisition and transaction costs	3,655	561

Total operating expenses	96,399	85,952

Operating income	26,224	18,934
Other income (expense):
Gain (loss) on commodity derivative contracts, net	(23,165)	(16,006)
Loss on Deferred Class B unit obligation	(5,240)	—
Interest expense, net	(12,220)	(11,053)
Other income , net	100	—

Total other income (expense), net	(40,525)	(27,059)

Income (loss) before income taxes	(14,301)	(8,125)
Income tax (expense) benefit, net	(95)	(49)

Net income (loss)	(14,396)	(8,174)
Less: Net income attributable to noncontrolling interest	214	—

Net income (loss) attributable to QR Energy, LP	$(14,610)	$(8,174)

Net income (loss) attributable to QR Energy, LP per limited partner unit:
Common unitholders’ (basic and diluted)	$(2.86)	$(0.33)
Weighted average number of limited partner units outstanding:
Common units (basic and diluted)	58,631	58,445

See accompanying notes to the consolidated financial statements

6

QR ENERGY, LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(In thousands)

	Three Months Ended
	March 31, 2014	March 31, 2013

Net income (loss)	$(14,396)	$(8,174)
Other comprehensive income, net of tax:
Reclassification adjustment for available-for-sale securities	(14)
Change in fair value of available-for-sale securities (1)	73	—
Pension and postretirement benefits:
Actuarial gain (2)	(44)	—

Total other comprehensive income	15	—

Total comprehensive income (loss)	(14,381)	(8,174)
Less: Comprehensive income attributable to noncontrolling interest	220	—

Comprehensive income (loss) attributable to QR Energy, LP	$(14,601)	$(8,174)

(1)	Net of income taxes of $122 for the three months ended March 31, 2014.
(2)	Net of income taxes of $(24) for the three months ended March 31, 2014.

See accompanying notes to the consolidated financial statements

7

QR ENERGY, LP

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL (UNAUDITED)

(In thousands)

	Class C Convertible Preferred Unitholders					Accumulated Other Comprehensive Income	Total QR Energy, LP Partners’ Capital	Noncontrolling Interest	Total Partners’ Capital
				Limited Partners
		General Partner	Class B Unitholders	Public Common	Affiliated Common

Balances - December 31, 2013	$388,621	$614	$—	$313,302	$(76,371)	$2,744	$628,910	$8,549	$637,459
Recognition of unit-based awards	—	—	—	1,743	—	—	1,743	—	1,743
Reduction in units to cover individuals’ tax withholding	—	—	—	(25)	—	—	(25)	—	(25)
Buyout of general partner	—	(141,777)	—	—	—	—	(141,777)	—	(141,777)
Distributions to unitholders	(3,500)	(17)	(2,962)	(25,449)	(3,484)	—	(35,412)	—	(35,412)
Amortization of discount on increasing rate distributions	3,988	—	—	—	—	—	3,988	—	3,988
Noncash distribution to preferred unitholders	(3,988)	—	—	—	—	—	(3,988)	—	(3,988)
Management incentive fee earned	—	(1,399)	—	—	—	—	(1,399)	—	(1,399)
Other comprehensive income, net of tax	—	—	—	—	—	9	9	6	15
Net income (loss)	7,488	142,579	2,962	(147,210)	(20,429)	—	(14,610)	214	(14,396)

Balances - March 31, 2014	$392,609	$—	$—	$142,361	$(100,284)	$2,753	$437,439	$8,769	$446,208

See accompanying notes to the consolidated financial statements

8

QR ENERGY, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Three Months Ended
	March 31, 2014	March 31, 2013
Cash flows from operating activities:
Net income (1)	$(14,396)	$(8,174)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	29,836	30,815
Accretion of asset retirement obligations	2,134	1,732
Recognition of unit-based awards	1,743	1,026
Loss on derivative contracts, net	23,648	16,124
Cash received (paid) on settlement of derivative contracts	(273)	8,165
Loss on deferred Class B unit obligation	5,240	—
Other items	1,643	1,400
Changes in operating assets and liabilities:
Accounts receivable and other assets	(342)	(14,997)
Accounts payable and other liabilities	(7,063)	(2,169)

Net cash provided by operating activities	42,170	33,922

Cash flows from investing activities:
Additions to oil and natural gas properties	(29,833)	(18,507)
Acquisitions	(29,016)	2,277
Proceeds from sale of available-for-sale securities	614	—
Purchases of available-for-sale securities	(189)	—

Net cash used in investing activities	(58,424)	(16,230)

Cash flows from financing activities:
Proceeds from issuance of units	—	80
Management incentive fee to the general partner	(1,399)	—
Distributions to unitholders	(35,422)	(32,284)
Units withheld for employee payroll tax obligation	(25)	(17)
Proceeds from bank borrowings	63,000	—
Deferred financing costs	—	(1,848)
Other	—	121

Net cash provided by (used in) financing activities	26,154	(33,948)

Increase (decrease) in cash	9,900	(16,256)
Cash and cash equivalents at beginning of period	13,360	31,836

Cash and cash equivalents at end of period	$23,260	$15,580

(1)	Includes net income attributable to noncontrolling interest

See accompanying notes to the consolidated financial statements

9

QR Energy, LP

Notes to Consolidated Financial Statements (Unaudited)

Except as noted within the context of each footnote disclosure, the dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.

NOTE 1 – ORGANIZATION AND OPERATIONS

QR Energy, LP (“we,” “us,” “our,” or the “Partnership”) is a Delaware limited partnership formed on September 20, 2010, to acquire oil and natural gas assets from our affiliated entity, QA Holdings, LP (the “Predecessor”) and other third party entities to enhance and exploit oil and gas properties. Certain of the Predecessor’s subsidiaries (collectively known as the “Fund”) include Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC.

Our general partner is QRE GP, LLC (“general partner” or “QRE GP”). As a result of the GP Buyout Transaction (described below), QRE GP became a 100% owned subsidiary of the Partnership. We conduct our operations through our 100% owned subsidiary QRE Operating, LLC (“OLLC”). Our 100% owned subsidiary, QRE Finance Corporation (“QRE FC”), has no material assets and was formed for the sole purpose of serving as a co-issuer of our debt securities. We also have a controlling interest in East Texas Saltwater Disposal Company (“ETSWDC”), a privately held Texas corporation. The main purpose of ETSWDC is to dispose of salt water generated as a by-product from oil production in the East Texas Oil Field.

On March 2, 2014, we completed a transaction related to our general partner interest pursuant to a Contribution Agreement, by and among the Partnership, the general partner, QR Holdings (QRE), LLC (“QRH”) and QR Energy Holdings, LLC (“QREH” and, together with QRH, the “QR Parties”), the former owners of our general partner, pursuant to which (i) the general partner reclassified its 0.1% general partner interest in the Partnership, formerly represented by 51,036 general partner units, in exchange for a non-economic general partner interest, (ii) the QR Parties contributed 100% of the limited liability company interests of the general partner to the Partnership, and (iii) the partnership agreement was amended, to, among other things, (a) terminate the management incentive fee and provide for the future issuance of up to 11.6 million Class B units, subject to certain tests described in Note 13 – Partners Capital, to the QR Parties and (b) provide for the election of all of the members of the board of directors of the general partner by our limited partners beginning in June 2015 (the “GP Buyout Transaction”).

As of March 31, 2014, our ownership structure comprised a 7.5% limited partner interest in us represented by 6,133,558 Class B units held by our affiliates and former owners of QRE GP, a 29.3% limited partner interest held by the Fund, comprised of common units and all of our preferred units, and a 63.2% limited partner interest held by the public unitholders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States (“U.S. GAAP”) for complete annual financial statements. During interim periods, the Partnership follows the accounting policies disclosed in its Annual Report on Form 10-K for the year ended December 31, 2013 (“2013 Annual Report”), filed with the Securities and Exchange Commission (“SEC”). The unaudited consolidated financial statements for the three months ended March 31, 2014 and 2013 include all adjustments we believe are necessary for a fair statement of the results for the interim periods. The unaudited consolidated financial statements include the accounts of the Partnership, its 100% owned subsidiaries, and investments we are deemed to control. All significant intercompany transactions have been eliminated upon consolidation. Prior period amounts have been revised to conform to current period presentation. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2014. These unaudited consolidated financial statements and other information included in this quarterly report should be read in conjunction with our consolidated financial statements and notes thereto included in our 2013 Annual Report.

10

During the three months ended March 31, 2014, we recorded out-of-period adjustments related to periods from the three months ended December 31, 2012 through the three months ended December 31, 2013 that decreased our income before taxes for the three months ended March 31, 2014 by $1.4 million. These adjustments include a $1.9 million decrease in revenue, a $0.3 million increase in production expenses, and a $0.2 million increase in depletion expense. After evaluating the quantitative and qualitative aspects of the errors, we concluded our previously issued financial statements were not materially misstated and the effect of recognizing these adjustments in the consolidated financial statements for the three months ended March 31, 2014 is not material to our results of operations, financial position, or cash flows.

Accounting Policy Updates

The accounting policies followed by the Partnership are set forth in Note 2 – Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements in our 2013 Annual Report. The following addition to our policies was made during the three months ended March 31, 2014 to give effect to the GP Buyout Transaction.

Deferred Class B Unit Obligation

Our deferred class B units obligation is classified as a non-current liability and is remeasured each reporting period based on the fair value of the liability. Accordingly, any changes in fair value are included in earnings and reported as a component of Other income, net within our consolidated statement of operations. See Note 11 – Deferred Class B Unit Obligation.

NOTE 3 – ACQUISITIONS

2014 Acquisition

On January 30, 2014, we closed an acquisition of primarily natural gas properties located in East Texas from a private seller for $32.1 million in cash, subject to customary purchase price adjustments, using funds drawn on our revolving credit facility. The acquired properties had estimated proved developed reserves of 3.9 MMBoe as of the date of the acquisition utilizing SEC case pricing.

The following table summarizes the estimated preliminary fair values of the assets acquired and liabilities assumed as of the closing date:

Oil and gas properties	$35,668
Asset retirement obligation	(772)
Other current liabilities	(2,827)

Net assets acquired	32,069

2013 Acquisition

On August 6, 2013, we closed the acquisition of primarily oil properties located in East Texas (the “2013 East Texas Acquisition”) from a private seller for $107.8 million cash, subject to customary purchase price adjustments using funds drawn on our revolving credit facility. The acquired properties (the “2013 East Texas Properties”) had estimated proved developed reserves of 5.9 MMBoe as of the date of the acquisition utilizing SEC case pricing. The acquisition had an effective date of June 1, 2013. The acquisition costs associated with the 2013 East Texas Acquisition were $0.4 million. In connection with the 2013 East Texas Acquisition, we assumed an estimated environmental liability of $0.5 million. Refer to Note 12 – Commitments and Contingencies for further details.

In connection with the 2013 East Texas Acquisition, we also acquired a 32% interest in ETSWDC giving us control of ETSWDC as we previously owned 24%. As of the closing date of the 2013 East Texas Acquisition, we consolidated ETSWDC into our consolidated financial statements. As a result of consolidation, our previous ownership in ETSWDC was remeasured to fair value on the acquisition date resulting in a gain of $1.3 million recognized in the third quarter of 2013. During the fourth quarter 2013, we acquired an additional 3% from another seller giving us an aggregate 59% ownership interest as of March 31, 2014.

The 2013 East Texas Acquisition qualified as a business combination and was accounted for under the purchase method of accounting. The fair value measurements of the oil and gas properties, the investment in ETSWDC, and asset retirement obligations were measured using valuation techniques and unobservable inputs that convert future cash flows to a single discounted amount.

The following table summarizes the final fair values of the assets acquired and liabilities assumed as of the closing date:

11

Oil and gas properties	$105,751
Investment in ETSWDC	9,576
Asset retirement obligation	(6,069)
Other current liabilities	(1,044)

Net assets acquired	$108,214

The following table summarizes the final preliminary fair values of the ETSWDC assets and liabilities along with the fair value of the noncontrolling interest to derive our investment in ETSWDC acquired in the 2013 East Texas Acquisition:

Assets acquired and liabilities assumed:
Current assets (1)	$7,858
Property, plant and equipment, net	13,103
Other long term assets	16,215

Total assets	37,176

Liabilities:
Current liabilities	(1,761)
Asset retirement obligation	(4,607)
Pension and postretirement benefits	(12,039)

Total liabilities	(18,407)

Fair value of saltwater disposal company	18,769
Less: Remeasurement of previously held interest	(3,237)
Less: Fair value of noncontrolling interest in ETSWDC	(5,956)

Fair value of ETSWDC acquired by QR Energy, LP	$9,576

(1)	Includes $3.5 million of cash and cash equivalents.

Pro Forma Information

The following unaudited consolidated income statement information provides actual results for the three months ended March 31, 2014 and pro forma income statement information for the three months ended March 31, 2013, which assumes the 2013 East Texas Acquisition had occurred on January 1, 2012 and the 2014 acquisition had occurred on January 1, 2013. The unaudited pro forma results reflect certain adjustments related to the acquisitions, such as increased depreciation and amortization expense on the fair value of the assets acquired. The unaudited pro forma financial results may not be indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods presented, nor are they indicative of future results of operations.

	Three Months Ended
	(Unaudited)
	March 31, 2014	March 31, 2013
	Pro Forma	Pro Forma
Total revenues	$123,741	$121,020
Operating income	$26,646	$22,551
Net income (loss) attributable to QR Energy, LP	$(14,251)	$(5,136)
Net income per unit:
Common unitholders’ (basic and diluted)	$(2.85)	$(0.28)

NOTE 4 – INVESTMENTS

Our available for sale securities consist of investments not classified as trading securities or as held-to-maturity. Our investments are classified as “Other assets” on our consolidated balance sheet.

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As of March 31, 2014, we had the following available-for-sale investments outstanding:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Available-for-sale securities:
Equities	$3,632	$373	$44	$3,961
Mutual funds	10,914	430	8	11,336
Exchange traded funds	2,924	267	—	3,191

Total for available-for-sale securities	$17,470	$1,070	$52	$18,488

During the three months ended March 31, 2014 we received $0.6 million in proceeds from the sale of available-for-sale securities with a realized loss of less than $0.1 million.

We evaluate securities for other than temporary impairment on a quarterly basis and more frequently when economic or market concerns warrant such an evaluation. The unrealized losses above have been outstanding for less than nine months. We have evaluated the unrealized losses above and have determined that these losses do not represent an other than temporary impairment.

NOTE 5 – FAIR VALUE MEASUREMENTS

Our financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. Our other financial and non-financial assets and liabilities that are being measured on a recurring basis are measured and reported at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1	–	Defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	–	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable for the asset or liability.

Level 3	–	Defined as unobservable inputs for use when little or no market data exists, therefore requires an entity to develop its own assumptions for the asset or liability.

Commodity Derivative Instruments — The fair value of the commodity derivative instruments is estimated using a combined income and market valuation methodology based upon observable forward commodity price and volatility curves. The curves are obtained from independent pricing services. We validate the data provided by independent pricing services by comparing such pricing against other third party pricing data.

Interest Rate Derivative Instruments — The fair value of the interest rate derivative instruments is estimated using a combined income and market valuation methodology based upon observable forward interest rates and volatility curves. The curves are obtained from independent pricing services. We validate the data provided by independent pricing services by comparing such pricing against other third party pricing data.

Available for Sale Securities — The fair value of the available-for-sale securities are estimated using actual trade data, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources. We validate the data provided by independent pricing services to make assessments and determinations as to the ultimate valuation of its investment portfolio by comparing such pricing against other third party pricing data.

Deferred Class B Unit Obligation—The Deferred Class B Unit Obligation represents consideration for the GP Buyout. The fair value of the deferred Class B unit obligation is estimated using a combination of quoted market prices and the probability of achieving operating performance related to (a) the distribution rate, (b) Distribution Coverage Ratio (as defined in our Partnership Agreement), and (c) Total Debt to EBITDAX (as defined in our Partnership Agreement )(collectively “the Class B Criteria”). The Class B Criteria represent significant unobservable inputs. The valuation methodology assumes the operating performance will be achieved within 6 years from the GP Buyout. If the Class B Criteria is not satisfactorily met within 6 years of the GP Buyout, all or a portion

13

of the obligation may not be redeemable. If the Class B Criteria is met, we estimate that 11.6 million Class B units will be issued within 6 years and will then be valued based upon quoted market prices.

We utilize the most observable inputs available for the valuation technique utilized. The financial assets and liabilities are classified in their entirety based on the lowest level of input that is of significance to the fair value measurement. The following table sets forth, by level within the hierarchy, the fair value of our financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2014 and December 31, 2013. All fair values reflected below have been adjusted for nonperformance risk.

As of March 31, 2014	Total	Level 1	Level 2	Level 3
Assets from commodity derivative instruments	$68,244	$—	$68,244	$—
Assets from interest rate derivative instruments	144	—	144	—

Total assets from derivative instruments	68,388	—	68,388	—

Available for sale securities:
Equities	3,961	3,961	—	—
Mutual funds	11,336	11,336	—	—
Exchange traded funds	3,191	3,191	—	—

Total available for sale securities	18,488	18,488	—	—

	$86,876	$18,488	$68,388	$—

Liabilities from commodity derivative instruments	$10,093	$—	$10,093	$—
Liabilities from interest rate derivative instruments	9,538	—	9,538	—
Deferred Class B Unit Obligation	147,017	—	—	147,017

	$166,648	$—	$19,631	$147,017

As of December 31, 2013	Total	Level 1	Level 2	Level 3
Assets from commodity derivative instruments	$89,616	$—	$89,616	$—
Available for sale securities:
Equities	3,967	3,967	—	—
Mutual funds	11,639	11,639	—	—
Exchange traded funds	3,140	3,140	—	—

Total available for sale securities	18,746	18,746	—	—

	$108,362	$18,746	$89,616	$—

Liabilities from commodity derivative instruments	$7,093	$—	$7,093	$—
Liabilities from interest rate derivative instruments	10,391	—	10,391	—

	$17,484	$—	$17,484	$—

The table below presents a reconciliation of the liabilities classified as Level 3 in the fair value hierarchy for the three months ended March 31, 2014. There were no Level 3 instruments for the three months ended March 31, 2013. The Level 3 instruments presented in the table consists of the entitlement our former general partner owners have to receive up to an aggregate of 11.6 million Class B units.

Three Months Ended March 31, 2014
Balance at beginning of period	$—
Recognition of deferred Class B unit obligation	141,777
Changes in fair value	5,240
Transfers in and (out) of Level 3	—

Balance at end of period	$147,017

Loss on deferred Class B unit obligation attributable to the change in fair value still held at the end of the period	$5,240

The fair value of the Level 3 deferred Class B unit obligation has been determined using available market information and commonly accepted valuation methodologies. Specifically, we valued our key non-observable performance inputs using a Monte-Carlo valuation model. The key assumptions of the valuation model consist of performance criteria as described in Note 13 – Partners’ Capital and include EBITDA volatility of 20% and equity volatility at 30%. Considerable judgment is required in interpreting the market data to develop the estimate of fair value. Accordingly, our estimates are not necessarily indicative of the amounts that we, or holders of the obligation, could realize in a current market exchange. The use of different assumptions and/or estimation methodologies could

14

have a material effect on the estimated fair values. These amounts have not been revalued since the period indicated above, and current estimates of fair value could differ significantly from the amounts presented.

Fair Value of Other Financial Instruments

Fair value guidance requires certain fair value disclosures, such as those on our long-term debt, to be presented in both interim and annual reports. The estimated fair value amounts of financial instruments have been determined using available market information and valuation methodologies described below.

Revolving Credit Facility — The fair value of our revolving credit facility depends primarily on the current active market LIBOR. The carrying value of our revolving credit facility as of March 31, 2014 approximates fair value based on the current LIBOR and is classified as a Level 2 input in the fair value hierarchy.

Derivative Premiums – The fair value of the deferred premiums on our commodity derivatives is based on the current active market LIBOR. The carrying value of the premiums as of March 31, 2014 approximates fair value based on the current LIBOR and is classified as a Level 2 input in the fair value hierarchy. Refer to Note 6 – Derivative Activities for further information on the derivative premiums.

Senior Notes – The fair value of our senior notes is measured based on inputs from quoted, unadjusted prices from over-the-counter markets for debt instruments. If the senior notes had been measured at fair value, we would classify them as Level 1 under the fair value hierarchy. The fair value of our senior notes as of March 31, 2014 was $326.4 million.

There have been no transfers between levels within the fair value measurement hierarchy during the three months ended March 31, 2014.

NOTE 6 – DERIVATIVE ACTIVITIES

We have elected not to designate any of our derivatives as hedging instruments. As a result, these derivative instruments are marked to market at the end of each reporting period, and changes in the fair value of the derivatives are recorded as gains or losses in the consolidated statements of operations.

Although we have the ability to elect to enter into netting agreements under our derivative instruments with certain of our counterparties, we have presented all asset and liability positions without netting. It is our policy to enter into derivative contracts, including interest rate swaps, only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market makers. We do not post collateral under any of these contracts as they are secured under our credit facility.

Commodity Derivatives

Our business activities expose us to risks associated with changes in the market price of oil, natural gas and natural gas liquids. As such, future earnings are subject to fluctuations due to changes in the market price of oil, natural gas and NGLs. We use derivatives to reduce our exposure to changes in the prices of oil and natural gas. Our policies do not permit the use of derivatives for speculative purposes.

During the three months ended March 31, 2014, we did not enter into any new oil swap and basis swap contracts. All existing contracts were entered into with the counterparties under our revolving credit facility.

The deferred premiums associated with certain of our oil and natural gas derivative instruments were $0.1 million and $5.0 million and are classified as accrued and other liabilities and other non-current liabilities on the consolidated balance sheet as of March 31, 2014. The deferred premiums associated with certain of our oil and natural gas derivative instruments were zero and $5.0 million and are classified as accrued and other liabilities and other non-current liabilities on the consolidated balance sheet as of December 31, 2013. These deferred premiums will be paid to the counterparty with each monthly settlement (January 2015 – December 2017) and will be recognized as an adjustment of gain (loss) on commodity derivative contracts, net.

15

We hold commodity derivative contracts to manage our exposure to changes in the price of oil and natural gas related to our oil and natural gas production. As of March 31, 2014, the notional volumes of our commodity derivative contracts were:

Commodity	Index	April 1 - Dec 31, 2014	2015	2016	2017
Oil positions:
Swaps
Hedged Volume (Bbls/d)	WTI	6,711	7,356	6,293	5,547
Average price ($/Bbls)		$95.30	$93.74	$90.03	$86.23
Hedged Volume (Bbls/d)	LLS	3,000	—	—	—
Average price ($/Bbls)		$99.62	—	—	—
Basis
Hedged Volume (Bbls/d)	WTS/WTI	2,400	—	—	—
Average price ($/Bbls)		$(2.10)	—	—	—
Collars
Hedged Volume (Bbls/d)	WTI	425	1,025	1,500	—
Average floor price ($/Bbls)		$90.00	$90.00	$80.00	—
Average ceiling price ($/Bbls)		$106.50	$110.00	$102.00	—

Natural gas positions:
Swaps
Hedged Volume (MMBtu/d)	Henry Hub	26,466	7,191	11,350	10,445
Average price ($/MMBtu)		$6.12	$5.34	$4.27	$4.47
Basis Swaps (1)
Hedged Volume (MMBtu/d)	Henry Hub	17,055	14,400	—	—
Average price ($/MMBtu)		$(0.19)	$(0.19)	—	—
Collars
Hedged Volume (MMBtu/d)	Henry Hub	4,955	18,000	630	595
Average floor price ($/MMBtu)		$5.74	$5.00	$4.00	$4.00
Average ceiling price ($/MMBtu)		$7.51	$7.48	$5.55	$6.15
Puts
Hedged Volume (MMBtu/d)	Henry Hub	—	420	11,350	10,445
Average price ($/MMBtu)		—	$4.00	$4.00	$4.00

(1)	Our natural gas basis swaps are used to hedge the differential between Henry Hub and various price points.

Interest Rate Derivatives

In an effort to mitigate exposure to changes in market interest rates, we have entered into interest rate swaps that effectively fix the LIBOR component on our outstanding variable rate debt. The changes in the fair value of these instruments are recorded in current earnings.

During the three months ended March 31, 2014, we did not enter into any new interest rate swaps. All existing contracts were entered into with various financial institutions.

Financial Statement Presentation of Derivatives

The fair value of our derivatives as recorded on our balance sheet was as follows as of the dates indicated:

	March 31, 2014		December 31, 2013
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Commodity contracts	$68,244	$10,093	$89,616	$7,093
Interest rate contracts	144	9,538	—	10,391

	$68,388	$19,631	$89,616	$17,484

Commodity
Current	$19,603	$8,130	$27,485	$5,651
Noncurrent	48,641	1,963	62,131	1,442

	$68,244	$10,093	$89,616	$7,093

Interest
Current	$—	$5,744	$—	$5,582
Noncurrent	144	3,794	—	4,809

	$144	$9,538	$—	$10,391

Total Derivatives
Current	$19,603	$13,874	$27,485	$11,233
Noncurrent	48,785	5,757	62,131	6,251

	$68,388	$19,631	$89,616	$17,484

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The following table presents our derivatives on a net basis as of the dates indicated:

	March 31, 2014		December 31, 2013
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives

Gross derivatives	$68,388	$19,631	$89,616	$17,484
Netting	(3,509)	(3,509)	(2,960)	(2,960)

Net derivatives	$64,879	$16,122	$86,656	$14,524

The following table presents the impact of derivatives and their location within our consolidated statements of operations for the three months ended March 31, 2014 and 2013:

	Three Months Ended
	March 31, 2014	March 31, 2013
Total gains (losses):
Commodity contracts (1)	$(23,165)	$(16,006)
Interest rate swaps (2)	(483)	(118)

Total	$(23,648)	$(16,124)

(1)	Gain (loss) on commodity derivative contracts is located in other income (expense) in the consolidated statements of operations.
(2)	Gain (loss) on interest rate derivatives contracts is recorded as part of interest expense and is located in other income (expense) in the consolidated statements of operations.

NOTE 7 – ASSET RETIREMENT OBLIGATIONS

We record the estimated asset retirement obligation (“ARO”) as a liability on our consolidated balance sheet and capitalize the cost in the “Oil and natural gas properties, using the full cost method of accounting” or “Other property, plant and equipment” balance sheet captions during the period in which the obligation is incurred. We record the accretion of our ARO liabilities in “Accretion of asset retirement obligations” in our consolidated statements of operations. Payments to settle asset retirement obligations occur over the lives of the oil and natural gas properties and other property, plant and equipment.

Changes in our asset retirement obligations for the three months ended March 31, 2014 are presented in the following table:

Three Months Ended March 31, 2014
Beginning of period	$155,321
Assumed in acquisition	772
Revisions to previous estimates	334
Liabilities incurred	113
Liabilities settled	(404)
Accretion expense	2,134

End of period	$158,270
Less: Current portion of asset retirement obligations	(4,461)

Asset retirement obligations - non-current	$153,809

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NOTE 8 – ACCRUED AND OTHER LIABILITIES

As of March 31, 2014 and December 31, 2013, accrued and other liabilities consisted of the following:

	March 31, 2014	December 31, 2013
Accrued lease operating expenses	$19,843	$20,297
Accrued capital spending	19,530	16,316
Distributions payable	14,144	14,155
Gas imbalance liability	6,464	6,214
Accrued production and other taxes	5,946	6,270
Senior notes accrued interest	4,625	11,563
Accrued transaction costs	3,631	203
Other	4,783	4,027

Total accrued and other liabilities	$78,966	$79,045

NOTE 9 – PENSIONS AND POSTRETIREMENT BENEFITS

ETSWDC sponsors a non-contributory defined benefit pension plan and a contributory postretirement benefit plan covering substantially all its employees.

The components of net periodic benefit costs are reflected in our consolidated statements of operations in the “Disposal and related operating expense” caption as follows:

	Three Months Ended	Three Months Ended
	March 31, 2014	March 31, 2013
Qualified Pension Plan
Interest cost	$257,364	$—
Service cost	61,521	—
Expected return on plan assets	(337,278)	—

Net periodic pension cost (income)	$(18,393)	$—

Postretirement Benefits
Interest cost	$43,110	$—
Service cost	8,526	—
Expected return on plan assets	(24,423)	—
Amortization of (gain)/loss	(68,265)	—

Total postretirement benefit cost (income)	$(41,052)	$—

NOTE 10 – LONG-TERM DEBT

As of March 31, 2014 and December 31, 2013, consolidated debt obligations consisted of the following:

	March 31, 2014	December 31, 2013
Senior secured revolving credit facility	$678,000	$615,000
9.25% Senior Notes (1)	296,723	296,593

Total long-term debt	$974,723	$911,593

Letters of credit (2)	$23,488	$23,488

(1)	The amount is net of unamortized discount of $3.3 million and $3.4 million as of March 31, 2014 and December 31, 2013, respectively.
(2)	These letters of credit relate to a reclamation deposit requirement of $23.4 million and others totaling $0.1 million. Refer to Note 12 – Commitments and Contingencies for details on the reclamation deposit.

Revolving Credit Facility

On December 22, 2010, the Partnership entered into a Credit Agreement along with QRE GP, OLLC as Borrower, and a syndicate of banks (the “Credit Agreement”).

Effective March 2, 2014, we entered into the sixth amendment to the Credit Agreement, which permitted the GP Buyout Transaction and provides for the exclusion of QRE GP as a guarantor of our credit facility.

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As of March 31, 2014, we had $678.0 million of borrowings outstanding with borrowing availability of $248.5 million ($950.0 million of borrowing base less $678.0 million of outstanding borrowing and $23.5 million of letters of credit) under the Credit Agreement.

As of March 31, 2014, the Credit Agreement provided for a $1.5 billion revolving credit facility maturing on April 20, 2017, with a borrowing base of $950.0 million. The borrowing base is subject to redetermination on a semi-annual basis as of May 1 and November 1 of each year and is subject to a number of factors including quantities of proved oil and natural gas reserves, the banks’ pricing assumptions, and other various factors unique to each member bank. The borrowing base may also be reduced by an amount equal to 0.25 multiplied by the stated principal amount of any issuances of senior notes. Borrowings under the Credit Agreement are collateralized by liens on at least 80% of our oil and natural gas properties and all of our equity interests in OLLC and any future guarantor subsidiaries. ETSWDC and QRE GP are not subsidiary guarantors under our Credit Agreement. Borrowings bear interest at our option of either (i) the greater of the prime rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50%, or the one-month adjusted LIBOR plus 1.0%, all of which would be subject to a margin that varies from 0.50% to 1.50% per annum according to the borrowing base usage (which is the ratio of outstanding borrowings and letters of credit to the borrowing base then in effect), or (ii) the applicable LIBOR plus a margin that varies from 1.50% to 2.50% per annum according to the borrowing base usage. The unused portion of the borrowing base is subject to a commitment fee that varies from 0.375% to 0.50% per annum.

The Credit Agreement requires us to maintain a ratio of total debt to EBITDAX (as such term is defined in the Credit Agreement) of not more than 4.0 to 1.0 and a current ratio (as such term is defined in the Credit Agreement) of not less than 1.0 to 1.0. Additionally, the Credit Agreement contains various covenants and restrictive provisions which limit our ability to incur additional debt, guarantees or liens; consolidate, merge or transfer all or substantially all of our assets; make certain investments, acquisitions or other restricted payments; modify certain material agreements; engage in certain types of transactions with affiliates; dispose of assets; prepay certain indebtedness; and also requires us to provide audited financial statements within 90 days of year end and quarterly unaudited financial statements within 45 days of quarter end. The Credit Agreement also prohibits us from entering into commodity derivative contracts covering, in any given year, in excess of the greater of (i) 90% of our forecasted production attributable to proved developed producing reserves and (ii) 85% of our forecasted production for the next two years from total proved reserves and 75% of our forecasted production from total proved reserves thereafter, in each case, based upon production estimates in the most recent reserve report. If we fail to perform our obligations under these and other covenants, the revolving credit commitments may be terminated and any outstanding indebtedness under the Credit Agreement, together with accrued interest, could be declared immediately due and payable. As of March 31, 2014, we were in compliance with all of the Credit Agreement covenants.

On April 21, 2014, we entered into the seventh amendment to the Credit Agreement, which reduced the borrowing base from $950 million to $900 million.

As of May 5, 2014 we had $693 million of borrowings outstanding with borrowing availability of $183.5 million ($900 million of borrowing base less $693 million of outstanding borrowing and $23.5 million of outstanding letters of credit) under the Credit Agreement.

9.25% Senior Notes

On July 30, 2012, we and our 100% owned subsidiary QRE FC, completed a private placement offering to eligible purchasers of an aggregate principal amount of $300 million of 9.25% Senior Notes, due 2020 (the “Senior Notes”). The Senior Notes were issued at 98.62% of par with interest payments to be made on February 1 and August 1 each year beginning in 2013. In 2012, we filed and completed a registration statement with the SEC to allow the holders of the Senior Notes to exchange for registered Senior Notes that have substantially identical terms as the Senior Notes. We have the option to redeem the notes, in whole or in part, at any time on or after August 1, 2016, at the specified redemption prices together with any accrued and unpaid interest to the date of redemption, except as otherwise described below. Prior to August 1, 2016, we may redeem all or any part of the notes at the “make-whole” redemption price. In addition, prior to August 1, 2015, we may at our option, redeem up to 35% of the aggregate principal amount of the notes at the redemption price with the net proceeds of a public or private equity offering. We may be required to offer to repurchase the Senior Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event of a change of control as defined by the indenture. Our and QRE FC’s obligations under the Senior Notes are guaranteed by OLLC. In the future, the guarantees may be released or terminated under the following circumstances: (i) in connection with any sale or other disposition of all or substantially all of the properties of the guarantor; (ii) in connection with any sale or other disposition of sufficient capital stock of the guarantor so that it no longer qualifies as our Restricted

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Subsidiary (as defined in the indenture); (iii) if designated to be an unrestricted subsidiary; (iv) upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture; (v) upon the liquidation of the guarantor provided no default or event of default has occurred or is occurring; (vi) at such time the guarantor does not have outstanding guarantees of our, or any other guarantor’s, other, debt; or (vii) upon merging into, or transferring all of its properties to us or another guarantor and ceasing to exist. Refer to Note 20 – Subsidiary Guarantors for further details of our guarantors.

The indenture governing the Senior Notes (the “Indenture”) restricts our ability and the ability of certain of our subsidiaries to: (i) incur additional debt or enter into sale-leaseback transactions; (ii) pay distributions on, or repurchase, equity interests; (iii) make certain investments; (iv) incur liens; (v) enter into transactions with affiliates; (vi) merge or consolidate with another company; and (vii) transfer and sell assets. These covenants are subject to a number of important exceptions and qualifications. If at any time when the Senior Notes are rated investment grade by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and no Default (as defined in the Indenture) has occurred and is continuing, many of such covenants will terminate and we and our subsidiaries will cease to be subject to such covenants. The Indenture also includes customary events of default. As of March 31, 2014, we were in compliance with all financial and other covenants of the Senior Notes.

NOTE 11 – DEFERRED CLASS B UNIT OBLIGATION

In connection with the GP Buyout Transaction, the former owners of the GP are entitled to receive up to 11.6 million Class B units, subject to certain tests. See Note 13 – Partners’ Capital.

As of March 31, 2014, the fair value of this obligation, which can only be settled through the issuance of Class B units, amounted to $147 million. During the period from March 2, 2014 through March 31, 2014, we recognized $5.2 million in losses attributable to the fair value change in the deferred Class B unit obligation.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Property Reclamation Deposit

As of March 31, 2014 and December 31, 2013, $10.7 million is recorded in other assets on the consolidated balance sheets related a property reclamation deposit with ExxonMobil Corporation (the “Seller”). We are required to maintain the escrow account in effect for three years after all abandonment and remediation obligations have been completed. The funds in the escrow account are not to be returned to us until the later of three years after satisfaction of all abandonment obligations or December 31, 2026. At certain dates subsequent to closing, we have the right to request a refund of a portion or all of the property reclamation deposit. Granting of the request is at the Seller’s sole discretion. In addition to the cash deposit, a letter of credit of $23.4 million is required in favor of the Seller.

NPI Obligation

As a part of our acquisition of certain oil producing properties from the Fund in December 2012, we assumed a net profit interest (“NPI”) related to the Jay field. Under the arrangement, the NPI is payable after: (i) funds are withheld, to the extent allowable each month under the arrangement, to pay for the NPI holder’s share of future development costs and abandonment obligations, and (ii) we are reimbursed for the NPI holder’s share of excess historical productions costs. Once the NPI holder’s share of the excess historical costs is reimbursed, the NPI will be payable monthly to extent the NPI for that month exceeds amount withheld for that month for future development costs and abandonment obligations. The NPI holder’s share of excess historical production costs amounted to $1.3 million and $2.9 million as of March 31, 3014 and December 31, 2013, respectively. In addition, we will retain the NPI holder’s shares of future development costs and abandonment obligations, subject to future production, production costs, and capital spending level, which will be paid using the funds withheld. The NPI holder’s share along with our share of the abandonment costs is reflected in our asset retirement obligations as of March 31, 2014 and December 31, 2013.

Under the arrangement, the Partnership is required to deposit into a separate account the funds withheld from the NPI holder for their portion of the future development costs and abandonment obligations. The account for these funds in the amount approximately $18 million will be established in the second quarter of 2014.

Lease Guarantees

The Fund has entered into various lease contracts that can routinely extend beyond five years which list the Partnership as a guarantor. In December 2012, we were named guarantor for QRM’s office lease in Houston, Texas with an approximate value of $26.8 million that terminates in 2022.

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Legal Proceedings

In the ordinary course of business, we are involved in various legal proceedings. To the extent we are able to assess the likelihood of a negative outcome for these proceedings, our assessments of such likelihood range from remote to probable. If we determine that a negative outcome is probable and the amount of loss is reasonably estimable, we accrue the estimated amount. We currently have no legal proceedings with a probable adverse outcome. Therefore, we do not believe that the outcome of these legal proceedings, individually or in the aggregate, will have a materially adverse effect on our financial condition, results of operations or cash flows.

Environmental Contingencies

As of March 31, 2014 and December 31, 2013, we had approximately $2.2 million and $2.3 million, respectively, in environmental liabilities related to the 2013 East Texas Acquisition and the the acquisition of primarily oil properties, almost all of which are in the ArkLaTex area, from Prize Petroleum, LLC and Prize Petroleum Pipeline, LLC (the “Prize Acquisition”). This is management’s best estimate of the costs for remediation and restoration with respect to these environmental matters, although the ultimate cost could vary. The environmental liability is recorded in the other liabilities caption on the consolidated balance sheet. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulation and legal standards regarding liability, and emerging remediation technologies for handling site remediation and restoration.

NOTE 13 — PARTNERS’ CAPITAL

Units Outstanding

The table below details the units outstanding as of March 31, 2014 and December 31, 2013, and the changes in outstanding units for the three months ended March 31, 2014. As of March 31, 2014, the Fund owned all preferred units and all affiliated common units.

	Class C Convertible Preferred Units	General Partner	Class B Units	Public Common	Affiliated Common
Balance - December 31, 2013	16,666,667	51,036	6,133,558	51,483,263	7,145,866
Buyout of general partner	—	(51,036)	—	—	—
Vested units awarded under our Long-Term Incentive Performance Plan	—	—	—	7,272	—
Reduction in units to cover individuals’ tax withholdings	—	—	—	(1,339)	—

Balance - March 31, 2014	16,666,667	—	6,133,558	51,489,196	7,145,866

As a result of the GP Buyout Transaction, the limited liability company interest of the general partner was contributed to the Partnership.

On March 3, 2014, we filed a prospectus supplement establishing an at-the-market equity program under which we may sell common units with an aggregate offering price up to $100 million, from time to time, until the expiration of our shelf filing in June 2015.

On January 14, 2014, we filed an automatic registration statement on Form S-3 with the SEC to register our common units, preferred units and our debt securities, which may be co-issued by QRE FC. The registration statement also registered guarantees of debt securities by OLLC.

Class B Units

As of March 31, 2014, the former owners of our general partner own a 7.5% limited partnership interest in us, represented by 6,133,558 Class B units. The Class B units are immediately convertible into common units at the election of the former owners of our general partner. Class B units have all the rights of common units except for the right to vote on matters requiring specific approval by common unitholders, and are allocated income in an amount that is equal to their distributions.

Pursuant to the GP Buyout Transaction completed on March 2, 2014, the former owners of our general partner are entitled to receive up to an aggregate of 11.6 million Class B units in up to four annual installments during the next six calendar years, beginning with respect to the year ending December 31, 2014. The former owners are entitled to receive an annual installment of such units with respect to any calendar year in which we pay a

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distribution of $0.4744 per unit with respect to each quarter, achieved a Distribution Coverage Ratio (as defined in our Partnership Agreement) for the year of at least 1.0 and achieve a Total Debt to EBITDAX (as defined in our Partnership Agreement) of no greater than 4.0 for each quarter during such year, unless any excess has been approved by the conflicts committee of our general partner. The Class B units have the same rights, preferences and privileges of our common units and are entitled to the same cash distributions per unit as our common units, except in liquidation where distributions are made in accordance with the respective capital accounts of the units and are convertible into an equal number of common units at the election of the holder. These Class B units may be issued as incentives without any corresponding increase in the cash distributions we pay to our unitholders, and any such Class B units issued to the former owners of our general partner will not be subject to forfeiture should we fail to meet the issuance criteria in future periods.

On February 22, 2013, our general partner elected to convert 80% of its fourth quarter 2012 management incentive fee and, on March 4, 2013, received 6,133,558 Class B units which were issued and outstanding upon conversion. As a result, in the first quarter 2013 our general partner received a reduced fourth quarter management incentive fee of $0.7 million and a distribution of $3.0 million on the Class B units related to the fourth quarter 2012.

Allocation of Net Income (Loss)

Net income (loss) is reduced by noncontrolling interest and is then allocated to the preferred and Class B unitholders to the extent distributions are made or accrued to them during the period and, for 2013, to QRE GP to the extent of the management incentive fee. The remaining income is allocated between QRE GP and the common unitholders in proportion to their pro rata ownership during the period. Subsequent to the GP Buyout Transaction on March 2, 2014, net income (loss) is not allocated to QRE GP.

Cash Distributions

Our partnership agreement, as amended, requires that within 45 days after the end of each quarter, or at the discretion of the general partner, in three equal installments within 15, 45, and 75 days following the end of each quarter, we distribute all of our available cash to preferred unitholders, in arrears, and common unitholders of record on the applicable record date, as determined by our Board of Directors.

The following sets forth the distributions that have been declared and paid or are payable:

					Limited Partners
	Distributions to Preferred Unitholders	Distributions per Preferred Unit	General Partner	Class B	Public Common	Affiliated	Total Distributions to Other Unitholders	Distributions per other units
For the period ended						Common

December 31, 2013 (1)	$3,500	$0.21	$—	$—	$—	$—	$—	$—
December 31, 2013 (2)	—	—	8	987	8,489	1,161	10,645	0.1625
December 31, 2013 (3)	—	—	8	988	8,489	1,161	10,646	0.1625
December 31, 2013 (4)	—	—	8	988	8,484	1,161	10,641	0.1625
March 31, 2014 (5)	—	—	—	978	8,485	1,161	10,624	0.1625
March 31, 2014 (6)	—	—	—	997	8,385	1,161	10,543	0.1625

(1)	Distributions were made within 45 days after the end of each quarter.
(2)	In December 2013, the Board of Directors approved the first monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in January 2014 to the unitholders of record as of January 13, 2014. This distribution was recorded in the fourth quarter 2013.
(3)	In January 2014, the Board of Directors approved the second monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in February 2014 to the unitholders of record as of February 10, 2014.
(4)	In February 2014, the Board of Directors approved the third monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in March 2014 to the unitholders of record as of March 10, 2014.
(5)	In March 2014, the Board of Directors approved the first monthly distribution of $0.1625 per unit with respect to the first quarter of 2014 which was paid in April 2014 to the unitholders of record as of April 9, 2014.
(6)	In April 2014, the Board of Directors approved the second monthly distribution of $0.1625 per unit with respect to the first quarter of 2014 which was paid in May 2014 to the unitholders of record as of May 8, 2014.

On April 24, 2014, the board of directors declared a $0.1625 per unit cash distribution for the second quarter 2014 which is payable on May 14, 2014 to unitholders of record at the close of business on May 8, 2014.

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NOTE 14 – NET INCOME (LOSS) PER LIMITED PARTNER UNIT

The following sets forth the calculation of net income per limited partner unit for the three months ended March 31, 2014 and 2013:

	Three Months Ended
	March 31, 2014	March 31, 2013
Net income (loss)	$(14,396)	$(8,174)
Net income attributable to noncontrolling interest	(214)	—

Net income attributable to QR Energy, LP	(14,610)	(8,174)

Distribution on Class C convertible preferred units	(3,500)	(3,500)
Amortization of preferred unit discount	(3,988)	(3,829)
Distribution on Class B units	(2,962)	(2,990)

Net income (loss) available to other unitholders	(25,060)	(18,493)
Less: general partners’ interest in net income	142,579	734

Limited partners’ interest in net income (loss)	$(167,639)	$(19,227)

Common unitholders’ interest in net income (loss)	$(167,639)	$(19,227)
Net income (loss) attributable to QR Energy, LP per limited partner unit:
Common unitholders’ (basic and diluted)	$(2.86)	$(0.33)
Weighted average number of limited partner units outstanding (in thousands) (1)
Common units (basic and diluted)	58,631	58,445

(1)	For the three months ended March 31, 2014 and 2013, we had weighted average preferred units outstanding of 16,666,667. The preferred and Class B units are contingently convertible into common units and could potentially dilute earnings per unit in the future. The preferred and Class B units have not been included in the diluted earnings per unit calculation for the three months ended March 31, 2014 and 2013, as they were anti-dilutive for the periods. For the three months ended March 31, 2014, we had 11.6 million Deferred Class B units which were also not included in the diluted earnings per unit calculation as they were anti-dilutive for the period.

Net income (loss) per limited partner unit is determined by dividing the net income (loss) available to the limited partner, after deducting QRE GP’s interest in net income (loss) through the date of the GP Buyout Transaction, by the weighted average number of limited partner units outstanding during the three months ended March 31, 2014 and 2013.

NOTE 15 – ACCUMULATED OTHER COMPREHENSIVE INCOME / (LOSS)

Changes in accumulated other comprehensive income / (loss) by component, net of tax, were as follows:

	Gains/(loss) on
	Available-For- Sale	Postretirement
	Securities	Benefits	Total
Accumulated comprehensive income as of December 31, 2013	$613	$4,061	$4,674
Other comprehensive income before reclassifications	73	—	73
Amounts reclassified from accumulated other comprehensive income (1)	(14)	(44)	(58)

Net current period other comprehensive income	59	(44)	15

Accumulated comprehensive income as of March 31, 2014	$672	$4,017	$4,689

Accumulated comprehensive income attributable to non-controlling interest	298	1,638	1,936

Accumulated comprehensive income attributable to QR Energy, LP	$374	$2,379	$2,753

(1)	Amounts were reclassified from accumulated other comprehensive income / (loss) into “Other income (expense), net” in the Consolidated Statement of Operations.

NOTE 16 – UNIT-BASED COMPENSATION

The QRE GP, LLC Long-Term Incentive Plan (the “Plan”) was established for employees, officers, consultants and directors of the Partnership and its affiliates, including QRM, who perform services for us. The Plan consists of unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the Plan is to provide additional incentive compensation to such individuals providing services to us and to align the economic interests of such individuals with the interests of our unitholders. The Plan limits the number of common units that may be delivered pursuant to awards under the Plan to 1.8 million units.

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On March 10, 2014, we held a special meeting our common unitholders. At the meeting our common unitholders approved the First Amendment to the QRE GP, LLC Long-Term Incentive Plan (the “Amended LTIP”). The Amended LTIP increases the number of common units available for delivery with respect to awards under the Plan so that, an additional 3 million common units are available for delivery with respect to awards under the Amended LTIP.

Restricted Units

Periodically we issue restricted units with a service condition (“Restricted Units”) and restricted units with a market condition (“Performance Units”). The fair value of the Restricted Units, based on the closing price of our common units at the grant date, is amortized to compensation expense on a straight-line basis over the vesting period of the award. The fair value of the Performance Units, based on a Monte Carlo model with assumptions based on market conditions, is amortized to compensation expense on a straight-line basis over the vesting period of the award.

On April 22, 2013, we granted approximately 455,000 Restricted Unit awards and approximately 149,000 Performance Unit awards to employees of QRM and 20,000 unit awards to independent directors of the Partnership.

Service Restricted Units

For the three months ended March 31, 2014 and 2013, we recognized compensation expense related to the outstanding Restricted Units of $1.5 million and $0.9 million.

Performance Restricted Units.

The Performance Units will be earned over a three year period based on the Partnership’s performance relative to its peers in accordance with the Plan. The final units to be issued will range from 0 – 225% of the initial units granted. For the three months ended March 31, 2014 and 2013, we recognized $0.2 million and $0.1 million of compensation expense related to the Performance Units.

The following table summarizes the activity of our Restricted Units and Performance Units for March 31, 2014:

	Number of Service Restricted units	Weighted Average Grant-Date Fair Value	Number of Performance units	Weighted Average Grant-Date Fair Value
Unvested units, December 31, 2013	754,822	$18.22	267,489	$10.17
Granted	—	—	—	—
Forfeited	(15,922)	18.19	—	—
Vested	(7,272)	21.58	—	—

Unvested units, March 31, 2014	731,628	$18.18	267,489	$10.17

NOTE 17 – INCOME TAXES

The Company is a limited partnership for federal and state income tax purposes, with the exception of the State of Texas, in which income tax liabilities and/or benefits of the Company are passed through to its unitholders. In addition, the Company’s controlling interest in ETSWDC is subject to federal income tax. The Company recognized income tax expense for the three months ended March 31, 2014 and 2013 of less than $0.1 million.

The IRS is currently auditing the Company’s partnership federal income tax return for the year ended December 31, 2011. We are fully cooperating with the IRS in the audit process. Although no assurance can be given, we do not anticipate any change in prior period taxable income.

NOTE 18 – RELATED PARTY TRANSACTIONS

Ownership in QRE GP by the Management of the Fund and its Affiliates

Through March 2, 2014, affiliates of the Fund owned 100% of QRE GP. As of March 31, 2014, the Fund owned an aggregate 29.3% limited partner interest in us represented by all of our Class C preferred units and 7,145,866 common units. In addition, former owners of QRE GP owned a 7.5% limited partner interest in us, represented by 6,133,558 Class B units.

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Contracts with the Former Owners of QRE GP and its Affiliates

We have entered into agreements with the former owners of QRE GP and its affiliates. The following is a description of the activity of those agreements.

Services Agreement

QRM provides management and operational services for us and the Fund. In accordance with the Services Agreement, QRM is entitled to the reimbursement of general and administrative expenses based on the allocation of charges to us based on the estimated use of such services between us and the Fund. The reimbursement includes direct expenses plus an allocation of compensation costs based on employee time expended and other indirect expenses based on multiple operating metrics. If our sponsor raises additional funds in the future, the quarterly allocated costs will be further divided to include the sponsor’s additional funds as well. These fees will be included in general and administrative expenses in our consolidated statement of operations. QRM will have discretion to determine in good faith the proper allocation of the charges pursuant to the Services Agreement. Management believes this allocation methodology is a reasonable method of allocating general and administrative expenses between us and the Fund and provides for a reasonably accurate depiction of what our general and administrative expenses would be on a stand-alone basis without affiliations with the Fund or QRM. For the three months ended March 31, 2014 and 2013, we were charged $7.6 million and $8.4 million in allocated general and administrative expenses from QRM.

In connection with the management of our business, QRM provides services for invoicing and collection of our revenues as well as processing of payments to our vendors. Periodically, QRM remits cash to us for the net working capital received on our behalf. Changes in the affiliate receivable balances during the three months ended March 31, 2014 are included below:

Net affiliate receivable as of December 31, 2013	$3,915
Revenues and other increases	111,480
Expenditures	(81,180)
Settlements from the Fund	(30,838)

Net affiliate receivable as of March 31, 2014	$3,377

Management Incentive Fee

Through March 2, 2014, under our partnership agreement, for each quarter for which we have paid distributions that equaled or exceeded 115% of our minimum quarterly distribution (which amount we refer to as our “Target Distribution”), or $0.4744 per unit, QRE GP was entitled to a quarterly management incentive fee subject to an adjusted operating surplus threshold as defined in the partnership agreement (“Adjusted Operating Surplus”). Pursuant to the GP Buyout Transaction completed on March 2, 2014 (see Note 1 – Organization and Operations), the management incentive fee was terminated effective for periods subsequent to December 31, 2013.

For the three months ended March 31, 2014, $1.4 was recognized for the management incentive fee related to the fourth quarter 2013. For the three months ended March 31, 2013, no management incentive fee was earned related to the fourth quarter 2012 due to the adjusted operating surplus limitation.

On February 22, 2013, in accordance with our partnership agreement, our general partner elected to convert 80% of its fourth quarter 2012 management incentive fee and on March 4, 2013, received 6,133,558 Class B units which were issued and outstanding upon conversion. In exchange for the issuance of Class B units, management incentive fees payable in the future will, if earned, be reduced to the extent of this and any future conversions. As a result, our general partner received a reduced fourth quarter management incentive fee of $0.7 million and a distribution of $3.0 million on the Class B units related to the fourth quarter 2012.

Long–Term Incentive Plan

The Plan provides compensation for employees, officers, consultants and directors of the Partnership and its affiliates, including QRM, who perform services for us. As of March 31, 2014 and December 31, 2013, 999,117 and 1,022,311 restricted units were outstanding under the Amended LTIP and Plan, respectively. For additional discussion regarding the Plan see Note 16 – Unit-Based Compensation.

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Distributions of Available Cash to Former Owners of QRE GP and Affiliates

We generally make cash distributions to our common and affiliated common unitholders pro rata, including former owners of QRE GP and its affiliates. Refer to Note 13 – Partners’ Capital for details on the distributions.

Our Relationship with Bank of America

Don Powell, one of our independent directors, served as an independent director of Bank of America (“BOA”) through May 2013 and did not seek re-election. BOA is a lender under our Credit Agreement.

NOTE 19 – SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows for the periods indicated:

	Three Months Ended
	March 31, 2014	March 31, 2013
Supplemental Cash Flow Information
Cash paid during the period for interest	$19,292	$18,091
Non-cash Investing and Financing Activities
Change in accrued capital expenditures	3,214	889
Amortization of increasing rate distributions(1)	3,988	3,829

(1)	Amortization of increasing rate distributions is offset in the preferred unitholders’ capital account by a non-cash distribution.

NOTE 20 – SUBSIDIARY GUARANTORS

The Senior Notes, issued on July 30, 2012 by the Partnership and QRE FC (the “Subsidiary Co-Issuer”), are guaranteed by OLLC, a 100% owned subsidiary of the Partnership (the “Guarantor”), and may be guaranteed by certain other future subsidiaries. The Guarantor is 100% owned by the Partnership and its guarantee of the Senior Notes is full and unconditional. The Partnership has no assets or operations independent of its subsidiaries and there are no significant restrictions upon the ability of the Guarantor to distribute funds to the Partnership. The guarantee constitutes a joint and several obligation with any additional future guarantees. The Partnership’s other subsidiaries are ETSWDC and QRE GP, which was contributed to the Partnership upon the completion of the GP Buyout Transaction, and do not guarantee the Senior Notes (the “Non-Guarantor”). Refer to Note 10 – Long-Term Debt for details on the conditions under which guarantees of the Senior Notes may be released. ETSWDC is a non-minor subsidiary and we are providing condensed consolidated financial statements prospectively in accordance with SEC regulations.

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The following condensed consolidated financial information is presented in accordance with Rule 3-10 of the Securities and Exchange Commission’s Regulation S-X, and uses the same accounting policies used to prepare the financial information located elsewhere in our consolidated financial statements and related footnotes.

Condensed Consolidating Balance Sheets

	March 31, 2014
	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated
Assets
Current assets
Cash	$73	$—	$21,117	$2,070	$—	$23,260
Accounts receivable	9	—	55,092	3,594	(1,028)	57,667
Due from affiliates	219,413	—	—	—	(216,036)	3,377
Derivative instruments	—	—	19,603	—	—	19,603
Prepaid and other current assets	—	—	1,567	83	—	1,650

Total current assets	219,495	—	97,379	5,747	(217,064)	105,557

Noncurrent assets
Oil and natural gas properties and other property and equipment, net	—	—	1,630,262	14,595	—	1,644,857
Derivative instruments	—	—	48,785	—	—	48,785
Investment in subsidiaries	675,968	—	16,800	—	(692,768)	—
Other assets	4,485	—	16,142	19,665	—	40,292

Total noncurrent assets	680,453	—	1,711,989	34,260	(692,768)	1,733,934

Total assets	899,948	—	1,809,368	40,007	(909,832)	1,839,491

Liabilities and Partners’ Capital
Current liabilities
Current portions of asset retirement obligations	$—	$—	$4,461	$—	$—	$4,461
Due to affiliates	—	—	216,036	—	(216,036)	—
Derivative instruments	—	—	13,874	—	—	13,874
Accrued and other liabilities	18,769	—	59,511	1,714	(1,028)	78,966

Total current liabilities	18,769	—	293,882	1,714	(217,064)	97,301

Noncurrent liabilities
Long-term debt	296,723	—	678,000	—	—	974,723
Deferred Class B unit obligation	147,017					147,017
Derivative instruments	—	—	5,757	—	—	5,757
Asset retirement obligations	—	—	148,618	5,191	—	153,809
Other liabilities	—	—	7,143	7,533	—	14,676

Total noncurrent liabilities	443,740	—	839,518	12,724	—	1,295,982

Partners’ capital
QR Energy, LP partners’ capital	437,439	—	675,968	25,569	(701,537)	437,439
Noncontrolling interest	—	—	—	—	8,769	8,769

Total partners’ capital	437,439	—	675,968	25,569	(692,768)	446,208

Total liabilities and partners’ capital	$899,948	$—	$1,809,368	$40,007	$(909,832)	$1,839,491

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Condensed Consolidating Balance Sheets

	December 31, 2013
	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated
Assets
Current assets
Cash	$78	$—	$10,575	$2,707	$—	$13,360
Accounts receivable	—	—	55,073	2,939	(570)	57,442
Due from affiliates	234,746	—	—	—	(230,831)	3,915
Derivative instruments	—	—	27,485	—	—	27,485
Prepaid and other current assets	—	—	1,718	141	—	1,859

Total current assets	234,824	—	94,851	5,787	(231,401)	104,061

Noncurrent assets
Oil and natural gas properties and other property and equipment, net	—	—	1,591,015	13,968	—	1,604,983
Derivative instruments	—	—	62,131	—	—	62,131
Investment in subsidiaries	711,734	—	16,478	—	(728,212)	—
Other assets	4,663	—	20,176	19,913	—	44,752

Total noncurrent assets	716,397	—	1,689,800	33,881	(728,212)	1,711,866

Total assets	$951,221	$—	$1,784,651	$39,668	$(959,613)	$1,815,927

Liabilities and Partners’ Capital
Current liabilities
Current portions of asset retirement obligations	$—	$—	$4,310	$—	$—	$4,310
Due to affiliates	—	—	230,831	—	(230,831)	—
Derivative instruments	—	—	11,233	—	—	11,233
Accrued and other liabilities	25,718	—	52,100	1,797	(570)	79,045

Total current liabilities	25,718	—	298,474	1,797	(231,401)	94,588

Noncurrent liabilities
Long-term debt	296,593	—	615,000	—	—	911,593
Derivative instruments	—	—	6,251	—	—	6,251
Asset retirement obligations	—	—	145,893	5,118	—	151,011
Other liabilities	—	—	7,299	7,726	—	15,025

Total noncurrent liabilities	296,593	—	774,443	12,844	—	1,083,880

Partners’ capital
QR Energy, LP partners’ capital	628,910	—	711,734	25,027	(736,761)	628,910
Noncontrolling interest	—	—	—	—	8,549	8,549

Total partners’ capital	628,910	—	711,734	25,027	(728,212)	637,459

Total liabilities and partners’ capital	$951,221	$—	$1,784,651	$39,668	$(959,613)	$1,815,927

Condensed Consolidating Statements of Operations

	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated
Three Months Ended March 31, 2014
Total revenues	$—	$—	$117,417	$6,457	$(1,251)	$122,623
Expenses
Production and disposal and related expenses	—	—	46,019	5,851	(1,251)	50,619
Depreciation, depletion and amortization	—	—	29,735	101	—	29,836
General and administrative	1,814	—	8,341	—	—	10,155
Accretion of asset retirement obligations and acquisition and transaction costs	—	—	5,715	74	—	5,789

Total expenses	1,814	—	89,810	6,026	(1,251)	96,399

Operating income	(1,814)	—	27,607	431	—	26,224
Loss on commodity derivative contracts	—	—	(23,165)	—	—	(23,165)
Gain (loss) on Deferred Class B unit obligation	(5,240)	—	—	—	—	(5,240)
Interest expense, net, income tax expense and other income, net	(7,244)	—	(5,063)	92	—	(12,215)
Equity in earnings (loss)	(312)	—	309	—	3	—

Net (loss) income	(14,610)	—	(312)	523	3	(14,396)
Less: Net income attributable to noncontrolling interest	—	—	—	—	214	214

Net income (loss) attributable to QR Energy, LP	$(14,610)	$—	$(312)	$523	$(211)	$(14,610)

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Condensed Consolidating Statements of Comprehensive Income

	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated
Three Months Ended March 31, 2014
Net income (loss)	$(14,610)	$—	$(312)	$523	$3	$(14,396)
Other comprehensive income, net of tax:
Reclassification adjustment for avail-for-sale securities	—	—	—	(14)	—	(14)
Change in fair value of available-for-sale securities	34		34	73	(68)	73
Pension and postretirement benefit:
Actuarial gain	(25)		(25)	(44)	50	(44)

Total other comprehensive income	9	—	9	15	(18)	15

Total comprehensive income (loss)	(14,601)	—	(303)	538	(15)	(14,381)
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	—	220	220

Comprehensive income (loss) attributable to QR Energy, LP	$(14,601)	$—	$(303)	$538	$(235)	$(14,601)

Condensed Consolidating Statements of Cash Flows

	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated
Three Months Ended March 31, 2014
Net cash (used in) provided by operating activities	$(15,083)	$—	$57,589	$(336)	$	$42,170
Cash flows from investing activities
Additions to oil and natural gas properties	—	—	(29,107)	(726)	—	(29,833)
Acquisitions	—	—	(29,016)		—	(29,016)
Distributions from subsidiaries	51,924	—	—	—	(51,924)	—
Proceeds from sale of available-for-sale securities	—	—	—	614	—	614
Purchases of available-for-sale securities	—	—	—	(189)	—	(189)

Net cash (used in) provided by investing activities	51,924	—	(58,123)	(301)	(51,924)	(58,424)

Cash flows from financing activities
Distributions to unitholders	(35,422)	—	—	—	—	(35,422)
Proceeds from bank borrowings	—	—	63,000	—	—	63,000
Distributions to Parent	—	—	(51,924)	—	51,924	—
Other	(1,424)	—	—	—	—	(1,424)

Net cash (used in) provided by financing activities	(36,846)	—	11,076	—	51,924	26,154

Net increase (decrease) in cash	(5)	—	10,542	(637)	—	9,900
Cash at beginning of period	78	—	10,575	2,707	—	13,360

Cash at end of period	$73	$—	$21,117	$2,070	$—	$23,260

NOTE 21 – SUBSEQUENT EVENTS

In preparing the accompanying financial statements, we have reviewed events that have occurred after March 31, 2014, through the issuance of the financial statements.

On March 28, 2014, the Board of Directors approved the first monthly distribution of $0.1625 per unit with respect to the first quarter of 2014 which was paid in April 2014 to the unitholders of record as of April 9, 2014.

On April 21, 2014, we entered into the seventh amendment to the Credit Agreement, which reduced the borrowing base from $950 million to $900 million.

On April 24 2014, the Board of Directors approved the second monthly distribution of $0.1625 per unit with respect to the first quarter of 2014 which was paid in May 2014 to the unitholders of record as of May 8, 2014.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Management’s Discussion and Analysis in Part II—Item 7 of our 2013 Annual Report and the consolidated financial statements and related notes therein. Our 2013 Annual Report contains a discussion of other matters not included herein, such as disclosures regarding critical accounting policies and estimates and contractual obligations. You should also read the following discussion and analysis together with the risk factors set forth in the 2013 Annual Report and in Part I—Item 1A “Risk Factors” of this report and the “Cautionary Statement Regarding Forward-Looking Information” in this report and in our 2013 Annual Report.

Overview

QR Energy, LP (“we,” “us,” “our,” or the “Partnership”) is a Delaware limited partnership formed on September 20, 2010, to acquire oil and natural gas assets from our affiliated entity, QA Holdings, LP (the “Predecessor”) and other third party entities to enhance and exploit oil and gas properties. Certain of the Predecessor’s subsidiaries (collectively known as the “Fund”) include Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC.

Our general partner is QRE GP, LLC (“general partner” or “QRE GP”). As a result of the GP Buyout Transaction, QRE GP became a 100% owned subsidiary of the Partnership. We conduct our operations through our 100% owned subsidiary QRE Operating, LLC (“OLLC”). Our 100% owned subsidiary, QRE Finance Corporation (“QRE FC”), has no material assets and was formed for the sole purpose of serving as a co-issuer of our debt securities. We also have a controlling interest in East Texas Saltwater Disposal Company (“ETSWDC”), a privately held Texas corporation. The main purpose of ETSWDC is to dispose of salt water generated as a by-product from oil production in the East Texas Oil Field.

Our financial results depend upon many factors, but are largely driven by the volume of our oil and natural gas production and the price that we receive for that production. Our production volumes will decline as reserves are depleted unless we expend capital in successful development and exploitation activities or acquire properties with existing production. The amount we realize for our production depends predominately upon commodity prices and our related commodity price hedging activities, which are affected by changes in market demand and supply, as impacted by overall economic activity, weather, pipeline capacity constraints, inventory storage levels, basis differential and other factors. These risk factors are mitigated by our hedging program under which we hedge approximately 65% to 85% of our current and anticipated production over the next three-to-five years. Oil and natural gas prices have been extremely volatile, and we expect this volatility to continue. Oil and natural gas prices have increased in the last 12 months. The unweighted arithmetic average first day of-the-month prices for the prior 12 months increased to $98.43/Bbl for oil and increased to $3.98/MMbtu for natural gas as of March 31, 2014 from $96.91/Bbl for oil and $3.67/MMbtu for natural gas as of December 31, 2013. Declines in future oil and natural gas market prices could have a negative impact on our reserve value and could result in an impairment of our oil and gas properties. For example, a hypothetical 10% decrease in the 12 month average of oil prices would decrease the standardized measure of our estimated proved reserves by $312 million, and a hypothetical 10% decrease in the 12 month average of natural gas prices would decrease the standardized measure of our estimated reserves by $36 million. Accordingly, finding and developing oil and natural gas reserves at economical costs is critical to our long-term success.

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Results of Operations

	Three Months Ended
	March 31, 2014	March 31, 2013
Revenues:
Oil sales	$96,516	$88,075
Natural gas sales	13,840	8,853
NGL sales	7,791	7,240
Disposal, processing and other	4,476	718

Total revenue	122,623	104,886

Operating Expenses:
Lease operating expenses	38,100	34,577
Production and other taxes	7,655	7,705
Processing and transportation	870	466

Total production expenses	46,625	42,748
Disposal and related expenses	3,994	—
Depreciation, depletion and amortization	29,836	30,815
Accretion of asset retirement obligations	2,134	1,732
General and administrative	10,155	10,096
Acquisition and transaction costs	3,655	561

Total operating expenses	96,399	85,952

Operating income	26,224	18,934
Other income (expense):
Gain (loss) on commodity derivative contracts, net	(23,165)	(16,006)
Loss on Deferred Class B unit obligation	(5,240)	—
Interest expense, net	(12,220)	(11,053)
Other income (expense), net	100	—

Total other income, net	(40,525)	(27,059)

Income before income taxes	(14,301)	(8,125)
Income tax (expense) benefit, net	(95)	(49)

Net income (loss)	(14,396)	(8,174)
Less: Net income (loss) attributable to noncontrolling interest	214	—

Net income (loss) attributable to QR Energy, LP	$(14,610)	$(8,174)

Sales volume data:
Oil (MBbls)	1,008	913
Natural gas (MMcf)	2,844	2,976
NGLs (MBbls)	219	192
Total (MBoe)	1,701	1,601
Average net sales volume (Boe/d)	18,900	17,789
Average sales price per unit (1):
Oil (per Bbl)	$95.75	$96.47
Natural gas (per Mcf)	$4.87	$2.97
NGLs (per Bbl)	$35.58	$37.71
Average unit cost per Boe:
Lease operating expense	$22.40	$21.60
Production and other taxes	$4.50	$4.81
Depreciation, depletion and amortization	$17.54	$19.25
General and administrative expenses	$5.97	$6.31

(1)	Does not include the impact of derivative instruments.

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Results of Operations – Continued

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

We recorded a net loss of $14.6 million for the three months ended March 31, 2014 compared to net loss of $8.2 million for the three months ended March 31, 2013. The increase in the net loss is mainly due to an increase in losses on commodity derivatives and loss on deferred Class B unit obligation, partially offset by an increase in operating income.

Revenue:

	Three Months Ended March 31,
	2014	2013	Increase (Decrease)	Percentage Change
Sales Volumes:
Oil (MBbls)	1,008	913	95	10%
Natural gas (MMcf)	2,844	2,976	(132)	-4%
NGL (MBbl)	219	192	27	14%

Total (MBoe)	1,701	1,601	100	6%

Average sales prices per unit: (1)
Oil (per Bbl)	$95.75	$96.47	$(0.72)	-1%
Natural gas (per Mcf) (2)	4.87	2.97	1.90	64%
NGL (per Bbl)	35.58	37.71	(2.13)	-6%

Total (per Boe)	$69.46	$65.06	$4.40	7%

Revenues:
Oil sales	$96,516	$88,075	$8,441	10%
Natural gas sales	13,840	8,853	4,987	56%
NGL sales	7,791	7,240	551	8%
Disposal, processing and other	4,476	718	3,758	523%

Total revenue	$122,623	$104,886	$17,737	17%

(1)	Does not include the impact of derivative instruments.
(2)	Excluding the effects of change in prices on natural gas imbalances, the average sales prices per natural gas unit were $4.95 and $3.29 for the three months ended March 31, 2014 and 2013, respectively.

Total revenue increased by $17.7 million to $122.6 million due to increased sales volumes and prices. The increase in sales volumes is primarily due to a net increase in oil and NGL sales volumes mainly attributable to acquisitions in East Texas and improved performance at the Jay field following a turnaround to perform routine maintenance during the second quarter of 2013. This increase was partially offset by a decline in gas sales volumes related to downtime in certain fields. The increase in revenues was also attributable to higher natural gas prices due to increase in NYMEX prices. The increase in disposal, processing and other revenues is attributable to the operations of the ETSWDC, which we included in our results of operations beginning in August 2013 in connection with the 2013 East Texas Acquisition.

Production Expenses. Our production expenses increased by $3.9 million to $46.6 million mainly due to an increase in lease operating expenses and production and other taxes attributable to acquisitions in East Texas, as well as increased costs associated with the higher volumes for the Jay field, partially offset by lower costs in the Permian area due to improved operating efficiencies.

Disposal and Related Expenses. The disposal and related expenses of $4.0 million are attributable to the operations of ETSWDC, which we included in our results of operations beginning in August 2013 in connection with the 2013 East Texas Acquisition.

Depreciation, Depletion and Amortization Expenses. Depreciation, depletion and amortization (“DD&A”) expenses decreased by $1.0 million to $29.8 million, or $17.54 per Boe, mainly due to higher reserve quantities offset by higher production volumes as a result of acquisitions in the first quarter of 2014.

General and Administrative Expenses. Our general and administrative and other expenses increased by $0.1 million to $10.2 million, or $5.97 per Boe.

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Effects of Commodity Derivative Contracts. Our net loss on commodity derivative contracts increased by $7.2 million to $23.2 million. Gains and losses on commodity derivative contracts result from changes in the current and future commodity prices as compared to the fixed price of our open commodity derivative contracts.

Interest Expense, net. Net interest expense increased by $1.2 million to $12.2 million mainly due to an increase in interest expense attributable to an increase in the revolving credit facility which was used to fund acquisitions.

Other income, net. Other income of $0.1 million is mainly attributable to investment income for ETSWDC which was acquired in August 2013 in connection with the 2013 East Texas Acquisition.

Liquidity and Capital Resources

Our cash flow from operating activities for the three months ended March 31, 2014 was $42.2 million.

Our primary sources of liquidity and capital resources are cash flows generated by operating activities, borrowings under our credit facility, and debt and equity offerings. The capital markets are subject to volatility. Our exposure to current credit conditions includes our credit facility, debt securities, cash investments and counterparty performance risks. Volatility in the debt markets may increase costs associated with issuing debt instruments due to increased spreads over relevant interest rate benchmarks and affect our ability to access those markets.

As of March 31, 2014, our cash and cash equivalents were $23.3 million, which includes $2.1 million that is held with a subsidiary that is not wholly-owned. As of March 31, 2014, our liquidity of $271.8 million consisted of $23.3 million of available cash and $248.5 million of availability under our credit facility after giving effect to $23.5 million of outstanding letters of credit. As of March 31, 2014, we had $678 million of borrowings outstanding. As of May 5, 2014 we had $693 million of borrowings outstanding with borrowing availability of $183.5 million ($900 million of borrowing base less $693 million of outstanding borrowing and $23.5 million of outstanding letters of credit) under our credit facility. The borrowing base is redetermined as of May 1 and November 1 of each year. Pursuant to the semi-annual borrowing base redeterminations, the borrowing base of our revolving credit facility was increased to $950 million on October 15, 2013 and reduced to $900 million on April 21, 2014. In addition, we may request additional capacity for acquisitions of a minimum of the lesser of $50 million or 10% of the then-existing borrowing base. We will continue to monitor our liquidity and the credit markets. Additionally, we continue to monitor events and circumstances surrounding each of the lenders in our credit facility.

A portion of our capital resources may be utilized in the form of letters of credit to satisfy counterparty collateral demands up to $30 million. As of March 31, 2014, we had letters of credit in the amount of $23.5 million outstanding primarily related to a property reclamation deposit. Refer to Part I, Item 1. Consolidated Financial Statements – Note 12, Commitments and Contingencies for details.

Working Capital. Working capital is the amount by which current assets exceed current liabilities. Our working capital requirements are primarily driven by changes in accounts receivable and accounts payable. These changes are impacted by changes in the prices of commodities that we sell and the operating and capital expenditures we incur. In general, our working capital requirements increase in periods of rising commodity prices and decrease in periods of declining commodity prices. However, our working capital needs do not necessarily change at the same rate as commodity prices because both accounts receivable and accounts payable are impacted by the same commodity prices. In addition, the timing of payments received by our customers or paid to our suppliers can also cause fluctuations in working capital because we settle with most of our larger suppliers and customers on a monthly basis and often near the end of the month. We expect that our future working capital requirements will be impacted by these same factors. We believe our cash flows provided by operating activities will be sufficient to meet our operating requirements for the next 12 months.

As of March 31, 2014, we had a positive working capital balance of $8.3 million.

Capital Expenditures

Growth capital expenditures are capital expenditures that are expected to increase our production and the size of our asset base. The primary purpose of growth capital is to acquire producing assets that will increase our distributions per unit and secondarily increase the rate of production of our existing properties in a manner which is expected to be accretive to our unitholders. We are actively engaged in the acquisition of oil and natural gas properties. We would expect to finance any significant acquisitions of oil and natural gas properties in 2014 through a combination of cash, borrowings under our credit facility and the issuance of debt and equity securities. Growth capital expenditures on existing properties may include projects on our existing asset base, like horizontal re-entry programs that increase the rate of production and provide new areas of future reserve growth. Although we closed an

33

acquisition in August 2013 and January 2014, as discussed in Part I, Item 1. Consolidated Financial Statements – Note 3, Acquisitions, we cannot estimate further growth capital expenditures related to acquisitions, including potential acquisitions of producing properties from the Fund, as we cannot be certain that we will be able to identify attractive properties or, if identified, that we will be able to negotiate acceptable purchase contracts. Maintenance capital expenditures are capital expenditures that we expect to make on an ongoing basis to maintain our production and asset base. The primary purpose of maintenance capital is to maintain our production and asset base at a steady level over the long-term in order to maintain our distributions per unit. For 2014, we have estimated our maintenance capital expenditures to be approximately $72 million.

During the three months ended March 31, 2014, we expended $33.0 million of capital expenditures. We currently expect 2014 total capital spending for the growth and maintenance of our oil and natural gas properties to be approximately $182.3 million. We have increased our expected capital spending to pursue growth opportunities in our various operating areas through drilling wells and recompleting or reactivating existing wells.

The amount and timing of our capital expenditures is largely discretionary and within our control, with the exception of certain projects managed by other operators. If oil and natural gas prices decline below levels we deem acceptable, we may defer a portion of our planned capital expenditures until later periods. Accordingly, we routinely monitor and adjust our capital expenditures in response to changes in oil and natural gas prices, drilling and acquisition costs, industry conditions and internally generated cash flow. Matters outside of our control that could affect the timing of our capital expenditures include obtaining required permits and approvals in a timely manner and the availability of rigs and labor crews. Based on our current oil and natural gas price expectations, we anticipate that our cash flow from operations and available borrowing capacity under our credit facility will exceed our planned capital expenditures and other cash requirements for the remainder of 2014. However, future cash flows are subject to a number of variables, including the level of our oil and natural gas production and the prices we receive for our oil and natural gas production. There can be no assurance that our operations and other capital resources will provide cash in amounts that are sufficient to maintain our planned levels of capital expenditures.

Credit Facility

Revolving Credit Facility

As of March 31, 2014, we had $678 million of borrowings outstanding under our revolving credit facility and $23.5 million of letters of credit outstanding resulting in $248.5 million of borrowing availability.

As of March 31, 2014, we were party to the Credit Agreement through April 2017 that governs our $1.5 billion revolving credit facility with a borrowing base of $950.0 million. The borrowing base is subject to redetermination on a semi-annual basis and is subject to a number of factors including quantities of proved oil and natural gas reserves, the banks’ price assumptions, and other various factors unique to each member bank. The borrowing base may also be reduced by an amount equal to 0.25 multiplied by the stated principal amount of any issuances of senior notes. In the future, we may be unable to access sufficient capital under our new credit facility as a result of (i) a decrease in our borrowing base due to subsequent borrowing base redeterminations, or (ii) an unwillingness or inability on the part of our lenders to meet their funding obligations.

A future decline in commodity prices could result in a redetermination that lowers our borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base, or we could be required to pledge additional oil and natural gas properties as collateral. We do not anticipate having any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under the Credit Agreement. Additionally, we anticipate that if, at the time of any distribution, our borrowings equal or exceed the maximum percentage allowed of the then-specified borrowing base, we will not be able to pay distributions to our unitholders in any such quarter without first making the required repayments of indebtedness under the Credit Agreement.

Borrowings under the Credit Agreement are collateralized by liens on at least 80% of our oil and natural gas properties and all of our equity interests in OLLC and any future guarantor subsidiaries. ETSWDC and QRE GP are not subsidiary guarantors under our Credit Agreement. Borrowings bear interest at our option of either (i) the greater of the prime rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50%, or the one-month adjusted LIBOR plus 1.0%, all of which would be subject to a margin that varies from 0.50% to 1.50% per annum according to the borrowing base usage (which is the ratio of outstanding borrowings and letters of credit to the borrowing base then in effect), or (ii) the applicable LIBOR plus a margin that varies from 1.50% to 2.50% per annum according to the borrowing base usage. The unused portion of the borrowing base is subject to a commitment fee ranging from 0.375% to 0.50% per annum.

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The Credit Agreement requires us to maintain a ratio of total debt to EBITDAX (as such term is defined in the Credit Agreement) of not more than 4.0 to 1.0 and a current ratio (as such term is defined in the Credit Agreement) of not less than 1.0 to 1.0. Additionally, the Credit Agreement contains various covenants and restrictive provisions which limit our ability to incur additional debt, guarantees or liens; consolidate, merge or transfer all or substantially all of our assets; make certain investments, acquisitions or other restricted payments; modify certain material agreements; engage in certain types of transactions with affiliates; dispose of assets; prepay certain indebtedness; and to provide audited financial statements within 90 days of year end and quarterly unaudited financial statements within 45 days of quarter end. The Credit Agreement also prohibits us from entering into commodity derivative contracts covering, in any given year, in excess of the greater of (i) 90% of our forecasted production attributable to proved developed producing reserves and (ii) 85% of our forecasted production for the next two years from total proved reserves and 75% of our forecasted production from total proved reserves thereafter, in each case, based upon production estimates in the most recent reserve report. If we fail to perform our obligations under these and other covenants, the revolving credit commitments may be terminated and any outstanding indebtedness under the Credit Agreement, together with accrued interest, could be declared immediately due and payable. As of March 31, 2014, we were in compliance with all of the Credit Agreement covenants.

On April 21, 2014, we entered into the seventh amendment to the Credit Agreement, which reduced the borrowing base from $950 million to $900 million.

As of May 5, 2014 we had $693 million of borrowings outstanding under our revolving credit facility and $183.5 million of borrowing availability.

Commodity Derivative Contracts

Our cash flow from operations is subject to many variables, the most significant of which is the volatility of oil and natural gas prices. Oil and natural gas prices are determined primarily by prevailing market conditions, which are dependent on regional and worldwide economic activity, weather and other factors beyond our control. Our future cash flow from operations will depend on the prices of oil and natural gas and our ability to maintain and increase production through acquisitions and exploitation and development projects. For further discussion of our derivative activities, see Part I, Item 1. Consolidated Financial Statements – Note 6, Derivative Activities.

Cash Flows

Cash flows provided or used by type of activity were as follows for the periods indicated:

	Three Months Ended
	March 31, 2014	March 31, 2013
Net cash provided by (used in):
Operating activities	$42,170	$33,922
Investing activities	(58,424)	(16,230)
Financing activities	26,154	(33,948)

Operating Activities

Our cash flow from operating activities increased by $8.3 million to $42.2 million mainly due to changes in working capital for the three months ended March 31, 2013 attributable to the oil and natural gas properties acquired in 2012 and a decrease in cash receipts from settlements on commodity derivatives partially offset by higher operating margins.

Investing Activities

Our cash flow used in investing activities increased by $42.2 million to $58.4 million mainly due to acquisition expenditures and additions to our oil and natural gas properties.

Financing Activities

Our cash flow from financing activities increased by $60.1 million to $26.2 million mainly due to borrowings under our credit facility, partially offset by an increase in distributions paid to unitholders in 2014 and the management incentive fee paid to the general partner.

35

Contractual Obligations

There were no material changes in our long-term commitments associated with our capital expenditure plans or operating agreements as of March 31, 2014. Our level of capital expenditures will vary in the future periods depending on the success we experience in our acquisition, development and exploitation activities, oil and natural gas price conditions and other related economic factors. Currently no sources of liquidity or financing are provided by off-balance sheet arrangements or transactions with unconsolidated, limited-purpose entities.

Off-Balance Sheet Arrangements

As of March 31, 2014, we have no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. There have been no material changes to our critical accounting policies from those described in our 2013 Annual Report during the three months ended March 31, 2014, except for those discussed in Part I, Item 1. Consolidated Financial Statements – Note 2 – Significant Accounting Policies.

Recent Accounting Pronouncements

There were no recent accounting pronouncements issued which were applicable to us in 2014.

Non-GAAP Financial Measures

We include in this report the non-GAAP financial measures Adjusted EBITDA and Distributable Cash Flow and provide our calculations of Adjusted EBITDA and Distributable Cash Flow and reconciliations to their most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Adjusted EBITDA

We define Adjusted EBITDA as net income from which we add or subtract the following:

•	Net interest expense, including gains and losses on interest rate derivative contracts;

•	Depreciation, depletion, and amortization;

•	Accretion of asset retirement obligations;

•	Gains or losses due to effects of change in prices on natural gas imbalances;

•	Gains or losses on commodity derivative contracts, net;

•	Gains or losses on deferred Class B unit obligation

•	Cash received or paid on the settlement of commodity derivative contracts, net;

•	Income tax expense or benefit;

•	Other income or expense;

•	Interest expense;

•	Impairments;

•	Non-cash general and administrative expenses, and acquisition and transaction costs;

•	Non-cash pension and postretirement expense or credit; and

•	Beginning with third quarter 2013, noncontrolling interest amounts attributable to each of the items above, as applicable, which revert the calculation back to the Adjusted EBITDA attributable the Partnership

Adjusted EBITDA to the Partnership is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess:

•	the cash flow generated by our assets, without regard to financing methods, capital structure or historical cost basis; and

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness.

36

In addition, management uses Adjusted EBITDA to evaluate actual cash flow available to pay distributions to our unitholders, develop existing reserves or acquire additional oil and natural gas properties.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner.

Distributable Cash Flow

We define Distributable Cash Flow as Adjusted EBITDA less cash interest expense, estimated maintenance capital expenditures, distributions to preferred unitholders, and the management incentive fee as applicable to the periods prior to the GP Buyout Transaction. Estimated maintenance capital expenditures are calculated based on our estimate of the capital required to maintain our current production for five years, on average. This estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business.

Distributable Cash Flow is a significant performance metric used by us and by external users of our financial statements, such as investors, commercial banks, research analysts and others to compare basic cash flows generated by us (prior to the establishment of any retained cash reserve by our general partner) to the cash distributions we expect to pay our unitholders. Using this metric, management can quickly compute the coverage ratio of estimated cash flows to planned cash distributions. Distributable Cash Flow is also an important financial measure for our unitholders as it serves as an indicator of our success in providing a cash return on investment. Specifically, Distributable Cash Flow indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. Distributable Cash Flow is a quantitative standard used throughout the investment community with respect to publicly-traded partnerships and limited liability companies because the yield is based on the amount of cash distributions the entity pays to a unitholder compared to its unit price.

Distributable Cash Flow may not be comparable to similarly titled measures of other companies because they may not calculate Distributable Cash Flow in the same manner.

The table below presents our calculation of Adjusted EBITDA and Distributable Cash Flow for the periods presented.

	Three Months Ended
	March 31, 2014	March 31, 2013
Reconciliation of net income (loss) to Adjusted EBITDA and Distributable Cash Flow:
Net income	$(14,396)	$(8,174)
Loss (gain) on commodity derivative contracts, net	23,165	16,006
Cash received (paid) to settle commodity derivative contracts, net	1,206	9,310
Loss on Deferred Class B unit obligation	5,240	—
Loss (gain) on effect of change in prices on gas imbalances	250	926
Depletion, depreciation and amortization	29,836	30,815
Accretion of asset retirement obligations	2,134	1,732
Interest (income) expense	12,220	11,053
Other (income) expense	(100)	—
Income tax expense (benefit)	95	49
Non-cash general and administrative expenses and acquisition and transaction costs	5,398	1,587
Noncontrolling interest	(247)	—

Adjusted EBITDA	$64,801	$63,304

Cash interest expense	(12,388)	(11,077)
Estimated maintenance capital expenditures	(18,000)	(17,000)
Distributions to preferred unitholders	(3,500)	(3,500)
Management incentive fee (1)	—	—

Distributable Cash Flow	$30,913	$31,727

(1)	The management incentive fee was not applicable to the three months ended March 31, 2014 as a result of the GP Buyout Transaction. No management incentive fee was earned for the three months ended March 31, 2013.

37

The increase in Adjusted EBITDA of $1.5 million to $64.8 million for the three months ended March 31, 2014 is mainly due to an increase in cash operating margins, partially offset by a decrease in cash receipts on settlements of commodity derivative contracts.

The decrease in Distributable Cash Flow of $0.8 million to $30.9 million for the three months ended March 31, 2014 is mainly due to an increase in cash interest expense which is mainly attributable to our revolving credit facility, and an increase in maintenance capital expenditures, partially offset by an increase in Adjusted EBITDA.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Information about market risks for the first quarter of 2014 did not change materially from the disclosures in Item 7A of our 2013 Annual Report.

Derivative Instruments and Hedging Activity

We are exposed to various risks including energy commodity price risk. If oil and natural gas prices decline significantly, our ability to finance our capital budget and operations could be adversely impacted. We expect energy prices to remain volatile and unpredictable, therefore we have designed a hedging policy which provides for the use of derivative instruments to provide partial protection against declines in oil and natural gas prices by reducing the risk of price volatility and the effect it could have on our operations. The types of derivative instruments that we typically utilize are swaps. The total volumes that we hedge through the use of our derivative instruments vary from period to period, however, generally our objective is to hedge approximately 65% to 85% of our current and anticipated production over the next three-to-five year period. Our hedging policies and objectives may change significantly as commodities prices or price futures change.

Our hedging policy provides for the use of interest rate swaps to reduce the exposure to market rate fluctuations by converting variable interest rates into fixed interest rates. We are exposed to market risk on our open contracts, to the extent of changes in LIBOR.

We are exposed to market risk on our open derivative contracts of non-performance by our counterparties. We do not expect such non-performance because our contracts are with major financial institutions with investment grade credit ratings. Each of the counterparties to our derivative contracts is a lender in our Credit Agreement. We did not post collateral under any of these contracts, as they are secured under the Credit Agreement. We account for our derivative activities whereby each derivative instrument is recorded on the balance sheet as either an asset or liability measured at fair value. Refer to Part I, Item 1. Consolidated Financial Statements – Note 6 – Derivative Activities for further details.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) we have evaluated, under the supervision and with the participation of our Chief Executive Officer, our principal executive officer, and Chief Financial Officer, our principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2014. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Based on this evaluation, the principal executive officer and the principal financial officer concluded that the Partnership’s disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2014.

Changes in Internal Control over Financial Reporting.

There were no changes in our system of internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) that occurred during the three months ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

38

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

Please see Part 1, Item 3 “Legal Proceedings” in our 2013 Annual Report on Form 10-K. In the ordinary course of business, we are involved in various legal proceedings. To the extent we are able to assess the likelihood of a negative outcome for these proceedings, our assessments of such likelihood range from remote to probable. If we determine that a negative outcome is probable and the amount of loss is reasonably estimable, we accrue the estimated amount. We currently have no legal proceedings with a probable adverse outcome. Therefore, we do not believe that the outcome of these legal proceedings, individually or in the aggregate, will have a materially adverse effect on our financial condition, results of operations or cash flows.

Item 1A. Risk Factors

There have been no material changes to the risk factors described in the Partnership’s 2013 Annual Report on Form 10-K.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QR ENERGY, LP

	By:	QRE GP, LLC,
its General Partner

Dated: May 7, 2014	By:	/s/ Alan L. Smith
Alan L. Smith
Chief Executive Officer and Director

Dated: May 7, 2014	By:	/s/ Cedric W. Burgher
Cedric W. Burgher
Chief Financial Officer

40

ANNEX G

Quarterly Report on Form 10-Q of QR Energy, LP

for the three months ended June 30, 2014

[see attached]

G-1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-35010

QR ENERGY, LP

(Exact name of registrant as specified in its charter)

Delaware	90-0613069
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1401 McKinney Street, Suite 2400, Houston, Texas	77010
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code): (713) 452-2200

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

As of August 5, 2014, there were 6,133,558 Class B Units, 16,666,667 Class C Preferred Units, and 58,840,314 Common Units outstanding.

1

2

CAUTIONARY STATEMENT ABOUT FORWARD–LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategies;

•	ability to replace the reserves we produce through drilling and property acquisitions;

•	drilling locations;

•	oil, natural gas and NGL reserves;

•	technology;

•	realized oil, natural gas and NGLs prices;

•	production volumes;

•	lease operating expenses;

•	general and administrative expenses;

•	future operating results; and

•	plans, objectives, expectations and intentions.

All statements, other than statements of historical fact, concerning, among other things, planned capital expenditures, potential increases in oil and natural gas production, the number of anticipated wells to be drilled in the future, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties, some of which are beyond our control. Actual results could differ materially from those anticipated in these forward-looking statements. One should carefully consider the statements under “Risk Factors” in this report and in our Annual Report on Form 10-K for the year ended December 31, 2013 contained herein and therein, which describe known material factors that could cause our actual results to differ from those anticipated in the forward-looking statements, including, but not limited to, the following factors:

•	our ability to generate sufficient cash to pay the minimum quarterly distribution or any distribution on our common units;

•	our substantial future capital requirements, which may be subject to limited availability of financing;

•	uncertainty inherent in estimating our reserves;

•	our need to make accretive acquisitions or substantial capital expenditures to maintain our declining asset base;

•	cash flows and liquidity;

•	potential shortages of drilling and production equipment;

•	potential difficulties in the marketing of, and volatility in the prices for, oil, natural gas and NGLs;

•	uncertainties surrounding the success of our secondary and tertiary recovery efforts;

•	competition in the oil and natural gas industry;

3

•	general economic conditions, globally and in the jurisdictions in which we operate;

•	legislation and governmental regulations, including climate change legislation and federal or state regulation of hydraulic fracturing;

•	the risk that our hedging strategy may be ineffective or may reduce our income;

•	actions of third party co-owners of interests in properties in which we also own an interest; and

•	risks related to potential acquisitions, including our ability to make acquisitions on favorable terms or to integrate acquired properties.

The forward-looking statements contained in this report are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this report are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or that the forward-looking events and circumstances will occur. All forward-looking statements speak only as of the date of this report. We do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

4

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements.

QR ENERGY, LP

CONSOLIDATED BALANCE SHEETS

(In thousands, except unit amounts)

	June 30, 2014	December 31, 2013
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,415	$13,360
Accounts receivable	56,116	57,442
Due from affiliates	4,380	3,915
Derivative instruments	15,065	27,485
Prepaid and other current assets	4,122	1,859

Total current assets	86,098	104,061

Noncurrent assets:
Oil and natural gas properties, using the full cost method of accounting
Evaluated	2,027,758	1,905,110
Unevaluated	3,780	4,320

Gross oil and natural gas properties	2,031,538	1,909,430
Other property, plant and equipment	15,033	14,114
Less accumulated depreciation, depletion, and amortization	(379,083)	(318,561)

Total oil and natural gas properties and other property, plant and equipment, net	1,667,488	1,604,983
Derivative instruments	14,265	62,131
Other assets	57,894	44,752

Total noncurrent assets	1,739,647	1,711,866

Total assets	$1,825,745	$1,815,927

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Current portion of asset retirement obligations	$4,356	$4,310
Derivative instruments	26,009	11,233
Accrued and other liabilities	78,619	79,045

Total current liabilities	108,984	94,588

Noncurrent liabilities:
Long-term debt	1,011,852	911,593
Deferred Class B unit obligation	153,749	—
Derivative instruments	19,471	6,251
Asset retirement obligations	156,447	151,011
Deferred taxes	2,352	2,114
Other liabilities	11,857	12,911

Total noncurrent liabilities	1,355,728	1,083,880

Commitments and contingencies (see Note 12)
Partners’ capital:
Class C convertible preferred unitholders (16,666,667 units issued and outstanding as of June 30, 2014 and December 31, 2013)	396,639	388,621
General partner (zero and 51,036 units issued and outstanding as of June 30, 2014 and December 31, 2013)	—	614
Class B unitholders (6,133,558 units issued and outstanding as of June 30, 2014 and December 31, 2013)	—	—
Public common unitholders (51,618,330 and 51,483,263 units issued and outstanding as of June 30, 2014 and December 31, 2013)	63,438	313,302
Affiliated common unitholders (7,145,866 units issued and outstanding as of June 30, 2014 and December 31, 2013)	(111,288)	(76,371)
Accumulated other comprehensive income	2,912	2,744

Total QR Energy, LP partners’ capital	351,701	628,910
Noncontrolling interest	9,332	8,549

Total partners’ capital	361,033	637,459

Total liabilities and partners’ capital	$1,825,745	$1,815,927

See accompanying notes to the consolidated financial statements

5

QR ENERGY, LP

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands, except per unit amounts)

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenues:
Oil and natural gas sales	$128,639	$104,638	$246,786	$208,806
Disposal, processing and other	4,667	792	9,143	1,510

Total revenues	133,306	105,430	255,929	210,316

Operating Expenses:
Production expenses	50,391	42,489	97,016	85,237
Disposal and related expenses	3,714	—	7,708	—
Depreciation, depletion and amortization	30,756	26,663	60,592	57,478
Accretion of asset retirement obligations	2,179	1,758	4,313	3,490
General and administrative	9,461	10,098	19,616	20,194
Acquisition and transaction costs	651	59	4,306	620

Total operating expenses	97,152	81,067	193,551	167,019

Operating income	36,154	24,363	62,378	43,297
Other income (expense):
Gain (loss) on commodity derivative contracts, net	(65,757)	49,523	(88,922)	33,517
Loss on Deferred Class B unit obligation	(6,732)	—	(11,972)	—
Interest expense, net	(14,449)	(10,270)	(26,669)	(21,323)
Other income, net	141	—	241	—

Total other income (expense), net	(86,797)	39,253	(127,322)	12,194

Income (loss) before income taxes	(50,643)	63,616	(64,944)	55,491
Income tax (expense) benefit, net	(257)	(2)	(352)	(51)

Net income (loss)	(50,900)	63,614	(65,296)	55,440
Less: Net income attributable to noncontrolling interest	454	—	668	—

Net income (loss) attributable to QR Energy, LP	$(51,354)	$63,614	$(65,964)	$55,440

Net income (loss) attributable to QR Energy, LP per limited partner unit:
Common unitholders’ (basic)	$(1.05)	$0.89	$(3.91)	$0.58
Common unitholders’ (diluted)	(1.05)	0.77	(3.91)	0.58
Weighted average number of limited partner units outstanding:
Common units (basic)	58,764	59,556	58,697	58,455
Common units (diluted)	58,764	82,356	58,697	58,455

See accompanying notes to the consolidated financial statements

6

QR ENERGY, LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(In thousands)

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Net income (loss)	$(50,900)	$63,614	$(65,296)	$55,440
Other comprehensive income, net of tax:
Reclassification adjustment for available-for-sale securities	(4)	—	(18)	—
Change in fair value of available-for-sale securities (1)	318	—	391	—
Pension and postretirement benefits:
Actuarial gain (2)	(46)	—	(90)	—

Total other comprehensive income	268	—	283	—

Total comprehensive income (loss)	(50,632)	63,614	(65,013)	55,440
Less: Comprehensive income attributable to noncontrolling interest	563	—	783	—

Comprehensive income (loss) attributable to QR Energy, LP	$(51,195)	$63,614	$(65,796)	$55,440

(1)	Net of income taxes of $163 and $285 for the three and six months ended June 30, 2014, respectively.
(2)	Net of income taxes of $(23) and $(47) for the three and six months ended June 30, 2014, respectively.

See accompanying notes to the consolidated financial statements

7

QR ENERGY, LP

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL (UNAUDITED)

(In thousands)

	Class C Convertible Preferred Unitholders	General Partner	Class B Unitholders	Limited Partners		Accumulated Other Comprehensive Income	Total QR Energy, LP Partners’ Capital	Noncontrolling Interest	Total Partners’ Capital
				Public Common	Affiliated Common
Balances - December 31, 2013	$388,621	$614	$—	$313,302	$(76,371)	$2,744	$628,910	$8,549	$637,459
Recognition of unit-based awards	—	—	—	3,399	—	—	3,399	—	3,399
Reduction in units to cover individuals’ tax withholding	—	—	—	(601)	—	—	(601)	—	(601)
Buyout of general partner	—	(141,777)	—	—	—	—	(141,777)	—	(141,777)
Distributions to unitholders	(7,000)	(17)	(5,919)	(51,132)	(6,967)	—	(71,035)	—	(71,035)
Amortization of discount on increasing rate distributions	8,018	—	—	—	—	—	8,018	—	8,018
Noncash distribution to preferred unitholders	(8,018)	—	—	—	—	—	(8,018)	—	(8,018)
Management incentive fee earned	—	(1,399)	—	—	—	—	(1,399)	—	(1,399)
Other comprehensive income, net of tax	—	—	—	—	—	168	168	115	283
Net income (loss)	15,018	142,579	5,919	(201,530)	(27,950)	—	(65,964)	668	(65,296)

Balances - June 30, 2014	$396,639	$—	$—	$63,438	$(111,288)	$2,912	$351,701	$9,332	$361,033

See accompanying notes to the consolidated financial statements

8

QR ENERGY, LP

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Six Months Ended
	June 30, 2014	June 30, 2013
Cash flows from operating activities:
Net income (1)	$(65,296)	$55,440
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	60,592	57,478
Accretion of asset retirement obligations	4,313	3,490
Recognition of unit-based awards	3,399	3,185
Loss (gain) on derivative contracts, net	91,215	(34,205)
Cash received (paid) on settlement of derivative contracts	(2,933)	14,398
Loss on deferred Class B unit obligation	11,972	—
Other items	4,249	2,999
Changes in operating assets and liabilities:
Accounts receivable and other assets	(24,693)	(14,108)
Accounts payable and other liabilities	(3,669)	4,542

Net cash provided by operating activities	79,149	93,219

Cash flows from investing activities:
Additions to oil and natural gas properties	(73,153)	(39,028)
Acquisitions	(40,434)	(2,210)
Proceeds from sale of available-for-sale securities	893	—
Purchases of available-for-sale securities	(436)	—

Net cash used in investing activities	(113,130)	(41,238)

Cash flows from financing activities:
Proceeds from issuance of units	—	80
Management incentive fee to the general partner	(1,399)	(748)
Distributions to unitholders	(70,964)	(70,752)
Units withheld for employee payroll tax obligation	(601)	(17)
Proceeds from bank borrowings	123,000	15,000
Repayments on bank borrowings	(23,000)	(5,000)
Deferred financing costs	—	(1,826)
Other	—	(888)

Net cash provided by (used in) financing activities	27,036	(64,151)

Increase (decrease) in cash	(6,945)	(12,170)
Cash and cash equivalents at beginning of period	13,360	31,836

Cash and cash equivalents at end of period	$6,415	$19,666

(1)	Includes net income attributable to noncontrolling interest

See accompanying notes to the consolidated financial statements

9

QR Energy, LP

Notes to Consolidated Financial Statements (Unaudited)

Except as noted within the context of each footnote disclosure, the dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.

NOTE 1 – ORGANIZATION AND OPERATIONS

QR Energy, LP (“we,” “us,” “our,” or the “Partnership”) is a Delaware limited partnership formed on September 20, 2010, to acquire oil and natural gas assets from our affiliated entity, QA Holdings, LP (the “Predecessor”) and other third party entities to enhance and exploit oil and gas properties. Certain of the Predecessor’s subsidiaries (collectively known as the “Fund”) include Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC.

Our general partner is QRE GP, LLC (“general partner” or “QRE GP”). As a result of the GP Buyout Transaction (described below), QRE GP became a 100% owned subsidiary of the Partnership. We conduct our operations through our 100% owned subsidiary QRE Operating, LLC (“OLLC”). Our 100% owned subsidiary, QRE Finance Corporation (“QRE FC”), has no material assets and was formed for the sole purpose of serving as a co-issuer of our debt securities. We also have a controlling interest in East Texas Saltwater Disposal Company (“ETSWDC”), a privately held Texas corporation. The main purpose of ETSWDC is to dispose of salt water generated as a by-product from oil production in the East Texas Oil Field.

On March 2, 2014, we completed a transaction related to our general partner interest pursuant to a Contribution Agreement, by and among the Partnership, the general partner, QR Holdings (QRE), LLC (“QRH”) and QR Energy Holdings, LLC (“QREH” and, together with QRH, the “QR Parties”), the former owners of our general partner, pursuant to which (i) the general partner reclassified its 0.1% general partner interest in the Partnership, formerly represented by 51,036 general partner units, in exchange for a non-economic general partner interest, (ii) the QR Parties contributed 100% of the limited liability company interests of the general partner to the Partnership, and (iii) the partnership agreement was amended, to, among other things, (a) terminate the management incentive fee and provide for the future issuance of up to 11.6 million Class B units (the “Contingent Class B Units”), subject to certain tests described in Note 13 – Partners Capital, to the QR Parties and (b) provide for the election of all of the members of the board of directors of the general partner by our limited partners beginning in June 2015 (the “GP Buyout Transaction”).

As of June 30, 2014, our ownership structure comprised a 7.5% limited partner interest in us represented by 6,133,558 Class B units held by our affiliates and former owners of QRE GP, a 29.2% limited partner interest held by the Fund, comprised of common units and all of our preferred units, and a 63.3% limited partner interest held by the public unitholders.

On July 23, 2014, we signed a definitive merger agreement with Breitburn Energy Partners, LP (“Breitburn”). The transaction has been unanimously approved by the boards of directors of Breitburn and our general partner, including the Conflicts Committee formed by our general partner’s board of directors. The transaction is expected to close in late 2014 or early 2015. Refer to Note 21 – Subsequent Events for further details.

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States (“U.S. GAAP”) for complete annual financial statements. During interim periods, the Partnership follows the accounting policies disclosed in its Annual Report on Form 10-K for the year ended December 31, 2013 (“2013 Annual Report”), filed with the Securities and Exchange Commission (“SEC”). The unaudited consolidated financial statements for the three and six months ended June 30, 2014 and 2013 include all adjustments we believe are necessary for a fair statement of the results for the interim periods. The unaudited consolidated financial statements include the accounts of the Partnership, its 100% owned subsidiaries, and investments we are deemed to control. All significant intercompany transactions have been eliminated upon consolidation. Prior period amounts have been revised to conform to current period presentation. Operating results for the three and six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2014. These unaudited consolidated financial statements and other information included in this quarterly report should be read in conjunction with our consolidated financial statements and notes thereto included in our 2013 Annual Report.

Accounting Policy Updates

The accounting policies followed by the Partnership are set forth in Note 2 – Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements in our 2013 Annual Report. The following addition to our policies was made during the six months ended June 30, 2014 to give effect to the GP Buyout Transaction.

Deferred Class B Unit Obligation

Our deferred class B units obligation is classified as a non-current liability and is remeasured each reporting period based on the fair value of the liability. Accordingly, any changes in fair value are included in earnings and reported as a component of Other income, net within our consolidated statement of operations. See Note 11 – Deferred Class B Unit Obligation.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers: Topic 606. The objective of this update is to provide guidance on how an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update is prospective and is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. We are evaluating the potential impacts this ASU will have on our disclosures.

In June 2014, the FASB issued ASU 2014-12, Compensation – Stock Compensation: Topic 718. The amendments within this update require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. This update is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015, with earlier adoption permitted. We are evaluating the potential impacts this ASU will have on our disclosures.

NOTE 3 – ACQUISITIONS

2014 Acquisitions

During 2014, we closed several small acquisitions of oil and natural gas properties located in East Texas from private sellers for an aggregate purchase price of $43.8 million in cash, subject to customary purchase price adjustments, using funds drawn on our revolving credit facility.

2013 Acquisition

On August 6, 2013, we closed the acquisition of primarily oil properties located in East Texas (the “2013 East Texas Acquisition”) from a private seller for $107.8 million cash, subject to customary purchase price adjustments

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using funds drawn on our revolving credit facility. The acquisition had an effective date of June 1, 2013. The acquisition costs associated with the 2013 East Texas Acquisition were $0.4 million. In connection with the 2013 East Texas Acquisition, we assumed an estimated environmental liability of $0.5 million. Refer to Note 12 – Commitments and Contingencies for further details.

In connection with the 2013 East Texas Acquisition, we also acquired a 32% interest in ETSWDC giving us control of ETSWDC as we previously owned 24%. As of the closing date of the 2013 East Texas Acquisition, we consolidated ETSWDC into our consolidated financial statements. As a result of consolidation, our previous ownership in ETSWDC was remeasured to fair value on the acquisition date resulting in a gain of $1.3 million recognized in the third quarter of 2013. During the fourth quarter 2013, we acquired an additional 3% from another seller giving us an aggregate 59% ownership interest as of March 31, 2014.

The 2013 East Texas Acquisition qualified as a business combination and was accounted for under the purchase method of accounting. The fair value measurements of the oil and gas properties, the investment in ETSWDC, and asset retirement obligations were measured using valuation techniques and unobservable inputs that convert future cash flows to a single discounted amount.

The following table summarizes the final fair values of the assets acquired and liabilities assumed as of the closing date:

Oil and gas properties	$105,751
Investment in ETSWDC	9,576
Asset retirement obligation	(6,069)
Other current liabilities	(1,044)

Net assets acquired	$108,214

The following table summarizes the final fair values of the ETSWDC assets and liabilities along with the fair value of the noncontrolling interest to derive our investment in ETSWDC acquired in the 2013 East Texas Acquisition:

Assets acquired and liabilities assumed:
Current assets (1)	$7,858
Property, plant and equipment, net	13,103
Other long term assets	16,215

Total assets	37,176

Liabilities:
Current liabilities	(1,761)
Asset retirement obligation	(4,607)
Pension and postretirement benefits	(12,039)

Total liabilities	(18,407)

Fair value of saltwater disposal company	18,769
Less: Remeasurement of previously held interest	(3,237)
Less: Fair value of noncontrolling interest in ETSWDC	(5,956)

Fair value of ETSWDC acquired by QR Energy, LP	$9,576

(1)	Includes $3.5 million of cash and cash equivalents.

Pro Forma Information

The following unaudited consolidated income statement information provides actual results for the three and six months ended June 30, 2014 and pro forma income statement information for the three and six months ended June 30, 2013, which assumes the 2013 East Texas Acquisition had occurred on January 1, 2012. The unaudited pro forma results reflect certain adjustments related to the acquisitions, such as increased depreciation and amortization expense on the fair value of the assets acquired. The unaudited pro forma financial results may not be indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods presented, nor are they indicative of future results of operations.

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	Three Months Ended		Six Months Ended
	(Unaudited)		(Unaudited)
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	Actual	Pro Forma	Actual	Pro Forma
Total revenues	$133,306	$118,122	$255,929	$235,740
Operating income	$36,154	$27,246	$62,378	$48,932
Net income (loss) attributable to QR Energy, LP	$(51,354)	$66,104	$(65,964)	$60,295
Net income per unit:
Common unitholders’ (basic)	$(1.05)	$0.94	$(3.91)	$0.66
Common unitholders’ (diluted)	$(1.05)	$0.80	$(3.91)	$0.66

NOTE 4 – INVESTMENTS

Our available for sale securities consist of investments not classified as trading securities or as held-to-maturity. Our investments are classified as “Other assets” on our consolidated balance sheet.

As of June 30, 2014, we had the following available-for-sale investments outstanding:

		Gross	Gross
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:
Equities	$3,596	475	40	4,031
Mutual funds	10,914	622	6	11,530
Exchange traded funds	2,924	444	—	3,368

Total for available-for-sale securities	$17,434	$1,541	$46	$18,929

As of December 31, 2013, we had the following available-for-sale investments outstanding.

		Gross	Gross
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:
Equities	$3,647	361	41	3,967
Mutual funds	11,339	320	20	11,639
Exchange traded funds	2,924	217	1	3,140

Total for available-for-sale securities	$17,910	$898	$62	$18,746

During the six months ended June 30, 2014 we received $0.9 million in proceeds from the sale of available-for-sale securities with a realized loss of less than $0.1 million.

We evaluate securities for other than temporary impairment on a quarterly basis and more frequently when economic or market concerns warrant such an evaluation. We have evaluated the unrealized losses above and have determined that these losses do not represent an other than temporary impairment.

NOTE 5 – FAIR VALUE MEASUREMENTS

Our financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. Our other financial and non-financial assets and liabilities that are being measured on a recurring basis are measured and reported at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1	–	Defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	–	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable for the asset or liability.

Level 3	–	Defined as unobservable inputs for use when little or no market data exists, therefore requires an entity to develop its own assumptions for the asset or liability.

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Commodity Derivative Instruments — The fair value of the commodity derivative instruments is estimated using a combined income and market valuation methodology based upon observable forward commodity price and volatility curves. The curves are obtained from independent pricing services. We validate the data provided by independent pricing services by comparing such pricing against other third party pricing data.

Interest Rate Derivative Instruments — The fair value of the interest rate derivative instruments is estimated using a combined income and market valuation methodology based upon observable forward interest rates and volatility curves. The curves are obtained from independent pricing services. We validate the data provided by independent pricing services by comparing such pricing against other third party pricing data.

Available for Sale Securities — The fair value of the available-for-sale securities are estimated using actual trade data, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources. We validate the data provided by independent pricing services to make assessments and determinations as to the ultimate valuation of its investment portfolio by comparing such pricing against other third party pricing data.

Deferred Class B Unit Obligation—The Deferred Class B Unit Obligation represents consideration for the GP Buyout. The fair value of the deferred Class B unit obligation is estimated using a combination of quoted market prices and the probability of achieving operating performance related to (a) the distribution rate, (b) Distribution Coverage Ratio (as defined in our Partnership Agreement), and (c) Total Debt to EBITDAX (as defined in our Partnership Agreement )(collectively “the Class B Criteria”). The Class B Criteria represent significant unobservable inputs. The valuation methodology assumes the operating performance will be achieved within 6 years from the GP Buyout. If the Class B Criteria is not satisfactorily met within 6 years of the GP Buyout, all or a portion of the obligation may not be redeemable. If the Class B Criteria is met, we estimate that 11.6 million Class B units will be issued within 6 years and will then be valued based upon quoted market prices.

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We utilize the most observable inputs available for the valuation technique utilized. The financial assets and liabilities are classified in their entirety based on the lowest level of input that is of significance to the fair value measurement. The following table sets forth, by level within the hierarchy, the fair value of our financial assets and liabilities that were accounted for at fair value on a recurring basis as of June 30, 2014 and December 31, 2013. All fair values reflected below have been adjusted for nonperformance risk.

As of June 30, 2014	Total	Level 1	Level 2	Level 3
Assets from commodity derivative instruments	$29,330	$—	$29,330	$—

Total assets from derivative instruments	29,330	—	29,330	—

Available for sale securities:
Equities	4,031	4,031	—	—
Mutual funds	11,530	11,530	—	—
Exchange traded funds	3,368	3,368	—	—

Total available for sale securities	18,929	18,929	—	—

	$48,259	$18,929	$29,330	$—

Liabilities from commodity derivative instruments	$35,771	$—	$35,771	$—
Liabilities from interest rate derivative instruments	9,709	—	9,709	—
Deferred Class B Unit Obligation	153,749	—	—	153,749

	$199,229	$—	$45,480	$153,749

As of December 31, 2013	Total	Level 1	Level 2	Level 3
Assets from commodity derivative instruments	$89,616	$—	$89,616	$—
Available for sale securities:
Equities	3,967	3,967	—	—
Mutual funds	11,639	11,639	—	—
Exchange traded funds	3,140	3,140	—	—

Total available for sale securities	18,746	18,746	—	—

	$108,362	$18,746	$89,616	$—

Liabilities from commodity derivative instruments	$7,093	$—	$7,093	$—
Liabilities from interest rate derivative instruments	10,391	—	10,391	—

	$17,484	$—	$17,484	$—

The table below presents a reconciliation of the liabilities classified as Level 3 in the fair value hierarchy for the six months ended June 30, 2014. There were no Level 3 instruments for the six months ended June 30, 2013. The Level 3 instruments presented in the table consists of the entitlement our former general partner owners have to receive up to an aggregate of 11.6 million Class B units.

Six Months Ended
June 30, 2014
Balance at beginning of period	$—
Recognition of deferred Class B unit obligation	141,777
Changes in fair value	11,972
Transfers in and (out) of Level 3	—

Balance at end of period	$153,749

Loss on deferred Class B unit obligation attributable to the change in fair value still held at the end of the period	$11,972

The fair value of the Level 3 deferred Class B unit obligation has been determined using available market information and commonly accepted valuation methodologies. Specifically, we valued our key non-observable performance inputs using a Monte-Carlo valuation model. The key assumptions of the valuation model consist of performance criteria as described in Note 13 – Partners’ Capital and include EBITDA volatility of 20% and equity volatility at 30%. Considerable judgment is required in interpreting the market data to develop the estimate of fair value. Accordingly, our estimates are not necessarily indicative of the amounts that we, or holders of the obligation, could realize in a current market exchange. The use of different assumptions and/or estimation methodologies could have a material effect on the estimated fair values. These amounts have not been revalued since the period indicated above, and current estimates of fair value could differ significantly from the amounts presented.

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Fair Value of Other Financial Instruments

Fair value guidance requires certain fair value disclosures, such as those on our long-term debt, to be presented in both interim and annual reports. The estimated fair value amounts of financial instruments have been determined using available market information and valuation methodologies described below.

Revolving Credit Facility — The fair value of our revolving credit facility depends primarily on the current active market LIBOR. The carrying value of our revolving credit facility as of June 30, 2014 approximates fair value based on the current LIBOR and is classified as a Level 2 input in the fair value hierarchy.

Derivative Premiums – The fair value of the deferred premiums on our commodity derivatives is based on the current active market LIBOR. The carrying value of the premiums as of June 30, 2014 approximates fair value based on the current LIBOR and is classified as a Level 2 input in the fair value hierarchy. Refer to Note 6 – Derivative Activities for further information on the derivative premiums.

Senior Notes – The fair value of our senior notes is measured based on inputs from quoted, unadjusted prices from over-the-counter markets for debt instruments. If the senior notes had been measured at fair value, we would classify them as Level 1 under the fair value hierarchy. The fair value of our senior notes as of June 30, 2014 was $333.6 million.

There have been no transfers between levels within the fair value measurement hierarchy during the six months ended June 30, 2014.

NOTE 6 – DERIVATIVE ACTIVITIES

We have elected not to designate any of our derivatives as hedging instruments. As a result, these derivative instruments are marked to market at the end of each reporting period, and changes in the fair value of the derivatives are recorded as gains or losses in the consolidated statements of operations.

Although we have the ability to elect to enter into netting agreements under our derivative instruments with certain of our counterparties, we have presented all asset and liability positions without netting. It is our policy to enter into derivative contracts, including interest rate swaps, only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market makers. We do not post collateral under any of these contracts as they are secured under our credit facility.

Commodity Derivatives

Our business activities expose us to risks associated with changes in the market price of oil, natural gas and natural gas liquids. As such, future earnings are subject to fluctuations due to changes in the market price of oil, natural gas and NGLs. We use derivatives to reduce our exposure to changes in the prices of oil and natural gas. Our policies do not permit the use of derivatives for speculative purposes.

During the six months ended June 30, 2014, we did not enter into any new oil swap and basis swap contracts. All existing contracts were entered into with the counterparties under our revolving credit facility.

The deferred premiums associated with certain of our oil and natural gas derivative instruments were $0.1 million and $5.0 million and are classified as accrued and other liabilities and other non-current liabilities on the consolidated balance sheet as of June 30, 2014 The deferred premiums associated with certain of our oil and natural gas derivative instruments were zero and $5.0 million and are classified as accrued and other liabilities and other non-current liabilities on the consolidated balance sheet as of December 31, 2013. These deferred premiums will be paid to the counterparty with each monthly settlement (January 2015 – December 2017) and will be recognized as an adjustment of gain (loss) on commodity derivative contracts, net.

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We hold commodity derivative contracts to manage our exposure to changes in the price of oil and natural gas related to our oil and natural gas production. As of June 30, 2014, the notional volumes of our commodity derivative contracts were:

Commodity	Index	July 1 - Dec 31, 2014	2015	2016	2017
Oil positions:
Swaps
Hedged Volume (Bbls/d)	WTI	6,709	7,356	6,293	5,547
Average price ($/Bbls)		$95.30	$93.74	$90.03	$86.23
Hedged Volume (Bbls/d)	LLS	3,000	—	—	—
Average price ($/Bbls)		$99.62	—	—	—
Basis
Hedged Volume (Bbls/d)	WTS/WTI	2,400	—	—	—
Average price ($/Bbls)		$(2.10)	—	—	—
Collars
Hedged Volume (Bbls/d)	WTI	425	1,025	1,500	—
Average floor price ($/Bbls)		$90.00	$90.00	$80.00	—
Average ceiling price ($/Bbls)		$106.50	$110.00	$102.00	—

Natural gas positions:
Swaps
Hedged Volume (MMBtu/d)	Henry Hub	26,169	7,191	11,350	10,445
Average price ($/MMBtu)		$6.13	$5.34	$4.27	$4.47
Basis Swaps (1)
Hedged Volume (MMBtu/d)	Henry Hub	17,046	14,400	—	—
Average price ($/MMBtu)		$(0.19)	$(0.19)	—	—
Collars
Hedged Volume (MMBtu/d)	Henry Hub	4,946	18,000	630	595
Average floor price ($/MMBtu)		$5.74	$5.00	$4.00	$4.00
Average ceiling price ($/MMBtu)		$7.51	$7.48	$5.55	$6.15
Puts
Hedged Volume (MMBtu/d)	Henry Hub	—	420	11,350	10,445
Average price ($/MMBtu)		—	$4.00	$4.00	$4.00

(1)	Our natural gas basis swaps are used to hedge the differential between Henry Hub and various price points.

Interest Rate Derivatives

In an effort to mitigate exposure to changes in market interest rates, we have entered into interest rate swaps that effectively fix the LIBOR component on our outstanding variable rate debt. The changes in the fair value of these instruments are recorded in current earnings.

During the six months ended June 30, 2014, we did not enter into any new interest rate swaps. All existing contracts were entered into with various financial institutions.

Financial Statement Presentation of Derivatives

The fair value of our derivatives as recorded on our balance sheet was as follows as of the dates indicated:

	June 30, 2014		December 31, 2013
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Commodity contracts	$29,330	$35,771	$89,616	$7,093
Interest rate contracts	—	9,709	—	10,391

	$29,330	$45,480	$89,616	$17,484

Commodity
Current	$15,065	$20,268	$27,485	$5,651
Noncurrent	14,265	15,503	62,131	1,442

	$29,330	$35,771	$89,616	$7,093

Interest
Current	$—	$5,741	$—	$5,582
Noncurrent	—	3,968	—	4,809

	$—	$9,709	$—	$10,391

Total Derivatives
Current	$15,065	$26,009	$27,485	$11,233
Noncurrent	14,265	19,471	62,131	6,251

	$29,330	$45,480	$89,616	$17,484

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The following table presents our derivatives on a net basis as of the dates indicated:

	June 30, 2014		December 31, 2013
	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives

Gross derivatives	$29,330	$45,480	$89,616	$17,484
Netting	(12,188)	(12,188)	(2,960)	(2,960)

Net derivatives	$17,142	$33,292	$86,656	$14,524

The following table presents the impact of derivatives and their location within our consolidated statements of operations for the three and six months ended June 30, 2014 and 2013:

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Total gains (losses):
Commodity contracts (1)	$(65,757)	$49,523	$(88,922)	$33,517
Interest rate swaps (2)	(1,810)	806	(2,293)	688

Total	$(67,567)	$50,329	$(91,215)	$34,205

(1)	Gain (loss) on commodity derivative contracts is located in other income (expense), net in the consolidated statements of operations.
(2)	Gain (loss) on interest rate derivatives contracts is recorded as part of interest expense, net and is located in other income (expense) in the consolidated statements of operations.

NOTE 7 – ASSET RETIREMENT OBLIGATIONS

We record the estimated asset retirement obligation (“ARO”) as a liability on our consolidated balance sheet and capitalize the cost in the “Oil and natural gas properties, using the full cost method of accounting” or “Other property, plant and equipment” balance sheet captions during the period in which the obligation is incurred. We record the accretion of our ARO liabilities in “Accretion of asset retirement obligations” in our consolidated statements of operations. Payments to settle asset retirement obligations occur over the lives of the oil and natural gas properties and other property, plant and equipment.

Changes in our asset retirement obligations for the six months ended June 30, 2014 are presented in the following table:

Six Months Ended
June 30, 2014
Beginning of period	$155,321
Assumed in acquisition	1,249
Divested	(186)
Revisions to previous estimates	690
Liabilities incurred	686
Liabilities settled	(1,270)
Accretion expense	4,313

End of period	$160,803
Less: Current portion of asset retirement obligations	(4,356)

Asset retirement obligations - non-current	$156,447

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NOTE 8 – ACCRUED AND OTHER LIABILITIES

As of June 30, 2014 and December 31, 2013, accrued and other liabilities consisted of the following:

	June 30, 2014	December 31, 2013
Accrued lease operating expenses	$18,234	$20,297
Accrued capital spending	15,820	16,316
Distributions payable	14,221	14,155
Senior notes accrued interest	11,563	11,563
Accrued production and other taxes	8,138	6,270
Gas imbalance liability	6,363	6,214
Other	4,280	4,230

Total accrued and other liabilities	$78,619	$79,045

NOTE 9 – PENSIONS AND POSTRETIREMENT BENEFITS

ETSWDC sponsors a non-contributory defined benefit pension plan and a contributory postretirement benefit plan covering substantially all its employees.

The components of net periodic benefit costs are reflected in our consolidated statements of operations in the “Disposal and related operating expense” caption as follows:

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Qualified Pension Plan				$—
Interest cost	$257	—	$514	—
Service cost	62	—	124	—
Expected return on plan assets	(337)	—	(674)	—

Net periodic pension cost (income)	$(18)	$—	$(36)	$—

Postretirement Benefits				$—
Interest cost	$43	—	$86	—
Service cost	9	—	18	—
Expected return on plan assets	(24)	—	(48)	—
Amortization of (gain)/loss	(69)	—	(137)	—

Total postretirement benefit cost (income)	$(41)	$—	$(81)	$—

NOTE 10 – LONG-TERM DEBT

As of June 30, 2014 and December 31, 2013, consolidated debt obligations consisted of the following:

	June 30, 2014	December 31, 2013
Senior secured revolving credit facility	$715,000	$615,000
9.25% Senior Notes (1)	296,852	296,593

Total long-term debt	$1,011,852	$911,593

Letters of credit (2)	$23,488	$23,488

(1)	The amount is net of unamortized discount of $3.1 million and $3.4 million as of June 30, 2014 and December 31, 2013, respectively.
(2)	These letters of credit relate to a reclamation deposit requirement of $23.4 million and others totaling $0.1 million. Refer to Note 12 – Commitments and Contingencies for details on the reclamation deposit.

Revolving Credit Facility

On December 22, 2010, the Partnership entered into a Credit Agreement along with QRE GP, OLLC as Borrower, and a syndicate of banks (the “Credit Agreement”).

Effective March 2, 2014, we entered into the sixth amendment to the Credit Agreement, which permitted the GP Buyout Transaction and provides for the exclusion of QRE GP as a guarantor of our credit facility.

Effective April 21, 2014, we entered into the seventh amendment to the Credit Agreement, which reduced the borrowing base from $950 million to $900 million.

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As of June 30, 2014, we had $715.0 million of borrowings outstanding with borrowing availability of $161.5 million ($900.0 million of borrowing base less $715.0 million of outstanding borrowing and $23.5 million of letters of credit) under the Credit Agreement.

As of June 30, 2014, the Credit Agreement provided for a $1.5 billion revolving credit facility maturing on April 20, 2017, with a borrowing base of $900.0 million. The borrowing base is subject to redetermination on a semi-annual basis as of May 1 and November 1 of each year and is subject to a number of factors including quantities of proved oil and natural gas reserves, the banks’ pricing assumptions, and other various factors unique to each member bank. The borrowing base may also be reduced by an amount equal to 0.25 multiplied by the stated principal amount of any issuances of senior notes. Borrowings under the Credit Agreement are collateralized by liens on at least 80% of our oil and natural gas properties and all of our equity interests in OLLC and any future guarantor subsidiaries. ETSWDC and QRE GP are not subsidiary guarantors under our Credit Agreement. Borrowings bear interest at our option of either (i) the greater of the prime rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50%, or the one-month adjusted LIBOR plus 1.0%, all of which would be subject to a margin that varies from 0.50% to 1.50% per annum according to the borrowing base usage (which is the ratio of outstanding borrowings and letters of credit to the borrowing base then in effect), or (ii) the applicable LIBOR plus a margin that varies from 1.50% to 2.50% per annum according to the borrowing base usage. The unused portion of the borrowing base is subject to a commitment fee that varies from 0.375% to 0.50% per annum.

The Credit Agreement requires us to maintain a ratio of total debt to EBITDAX (as such term is defined in the Credit Agreement) of not more than 4.0 to 1.0 and a current ratio (as such term is defined in the Credit Agreement) of not less than 1.0 to 1.0. Additionally, the Credit Agreement contains various covenants and restrictive provisions which limit our ability to incur additional debt, guarantees or liens; consolidate, merge or transfer all or substantially all of our assets; make certain investments, acquisitions or other restricted payments; modify certain material agreements; engage in certain types of transactions with affiliates; dispose of assets; prepay certain indebtedness; and also requires us to provide audited financial statements within 90 days of year end and quarterly unaudited financial statements within 45 days of quarter end. The Credit Agreement also prohibits us from entering into commodity derivative contracts covering, in any given year, in excess of the greater of (i) 90% of our forecasted production attributable to proved developed producing reserves and (ii) 85% of our forecasted production for the next two years from total proved reserves and 75% of our forecasted production from total proved reserves thereafter, in each case, based upon production estimates in the most recent reserve report. If we fail to perform our obligations under these and other covenants, the revolving credit commitments may be terminated and any outstanding indebtedness under the Credit Agreement, together with accrued interest, could be declared immediately due and payable. As of June 30, 2014, we were in compliance with all of the Credit Agreement covenants.

As of August 5, 2014 we had $730.0 million of borrowings outstanding with borrowing availability of $146.5 million ($900 million of borrowing base less $730.0 million of outstanding borrowing and $23.5 million of outstanding letters of credit) under the Credit Agreement.

9.25% Senior Notes

On July 30, 2012, we and our 100% owned subsidiary QRE FC, completed a private placement offering to eligible purchasers of an aggregate principal amount of $300 million of 9.25% Senior Notes, due 2020 (the “Senior Notes”). The Senior Notes were issued at 98.62% of par with interest payments to be made on February 1 and August 1 each year beginning in 2013. In 2012, we filed and completed a registration statement with the SEC to allow the holders of the Senior Notes to exchange for registered Senior Notes that have substantially identical terms as the Senior Notes. We have the option to redeem the notes, in whole or in part, at any time on or after August 1, 2016, at the specified redemption prices together with any accrued and unpaid interest to the date of redemption, except as otherwise described below. Prior to August 1, 2016, we may redeem all or any part of the notes at the “make-whole” redemption price. In addition, prior to August 1, 2015, we may at our option, redeem up to 35% of the aggregate principal amount of the notes at the redemption price with the net proceeds of a public or private equity offering. We may be required to offer to repurchase the Senior Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event of a change of control as defined by the indenture. Our and QRE FC’s obligations under the Senior Notes are guaranteed by OLLC. In the future, the guarantees may be released or terminated under the following circumstances: (i) in connection with any sale or other disposition of all or substantially all of the properties of the guarantor; (ii) in connection with any sale or other disposition of sufficient capital stock of the guarantor so that it no longer qualifies as our Restricted Subsidiary (as defined in the indenture); (iii) if designated to be an unrestricted subsidiary; (iv) upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture; (v) upon the liquidation of the guarantor provided no default or event of default has occurred or is occurring; (vi) at such time the guarantor does not have outstanding guarantees of our, or any other guarantor’s, other, debt; or (vii) upon merging into, or

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transferring all of its properties to us or another guarantor and ceasing to exist. Refer to Note 20 – Subsidiary Guarantors for further details of our guarantors.

The indenture governing the Senior Notes (the “Indenture”) restricts our ability and the ability of certain of our subsidiaries to: (i) incur additional debt or enter into sale-leaseback transactions; (ii) pay distributions on, or repurchase, equity interests; (iii) make certain investments; (iv) incur liens; (v) enter into transactions with affiliates; (vi) merge or consolidate with another company; and (vii) transfer and sell assets. These covenants are subject to a number of important exceptions and qualifications. If at any time when the Senior Notes are rated investment grade by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and no Default (as defined in the Indenture) has occurred and is continuing, many of such covenants will terminate and we and our subsidiaries will cease to be subject to such covenants. The Indenture also includes customary events of default. As of June 30, 2014, we were in compliance with all financial and other covenants of the Senior Notes.

NOTE 11 – DEFERRED CLASS B UNIT OBLIGATION

In connection with the GP Buyout Transaction, the former owners of the GP are entitled to receive up to 11.6 million Class B units, subject to certain tests. See Note 13 – Partners’ Capital.

As of June 30, 2014, the fair value of this obligation, which can only be settled through the issuance of Class B units, amounted to $153.7 million. During the period from March 2, 2014 through June 30, 2014, we recognized $12.0 million in losses attributable to the fair value change in the deferred Class B unit obligation.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Property Reclamation Deposit

As of June 30, 2014 and December 31, 2013, $10.7 million is recorded in other assets on the consolidated balance sheets related a property reclamation deposit with ExxonMobil Corporation (the “Seller”). We are required to maintain the escrow account in effect for three years after all abandonment and remediation obligations have been completed. The funds in the escrow account are not to be returned to us until the later of three years after satisfaction of all abandonment obligations or December 31, 2026. At certain dates subsequent to closing, we have the right to request a refund of a portion or all of the property reclamation deposit. Granting of the request is at the Seller’s sole discretion. In addition to the cash deposit, a letter of credit of $23.4 million is required in favor of the Seller.

NPI Obligation

As a part of our acquisition of certain oil producing properties from the Fund in December 2012, we assumed a net profit interest (“NPI”) related to the Jay field. Under the arrangement, the NPI is payable after: (i) funds are withheld, to the extent allowable each month under the arrangement, to pay for the NPI holder’s share of future development costs and abandonment obligations, and (ii) we are reimbursed for the NPI holder’s share of excess historical productions costs. Once the NPI holder’s share of the excess historical costs is reimbursed, the NPI will be payable monthly to the extent the NPI for that month exceeds amount withheld for that month for future development costs and abandonment obligations. The NPI holder’s share of excess historical production costs amounted to $1.1 million and $2.9 million as of June 30, 2014 and December 31, 2013, respectively. In addition, we will retain the NPI holder’s shares of future development costs and abandonment obligations, subject to future production, production costs, and capital spending level, which will be paid using the funds withheld. The NPI holder’s share along with our share of the abandonment costs is reflected in our asset retirement obligations as of June 30, 2014 and December 31, 2013.

Under the arrangement, the Partnership has the option to deposit into a separate account the funds withheld from the NPI holder for their portion of the future development costs and abandonment obligations. The account for these funds was established in the second quarter of 2014 and the balance of such account as of June 30, 2014 was $18.1 million which was recorded in other assets.

Lease Guarantees

The Fund has entered into various lease contracts that can routinely extend beyond five years which list the Partnership as a guarantor. In December 2012, we were named guarantor for QRM’s office lease in Houston, Texas with an approximate value of $26.8 million that terminates in 2022.

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Legal Proceedings

In the ordinary course of business, we are involved in various legal proceedings. To the extent we are able to assess the likelihood of a negative outcome for these proceedings, our assessments of such likelihood range from remote to probable. If we determine that a negative outcome is probable and the amount of loss is reasonably estimable, we accrue the estimated amount. We currently have no legal proceedings with a probable adverse outcome. Therefore, we do not believe that the outcome of these legal proceedings, individually or in the aggregate, will have a materially adverse effect on our financial condition, results of operations or cash flows.

Environmental Contingencies

As of June 30, 2014 and December 31, 2013, we had approximately $1.8 million and $2.3 million, respectively, in environmental liabilities related to the acquisitions of oil and natural gas properties. This is management’s best estimate of the costs for remediation and restoration with respect to these environmental matters, although the ultimate cost could vary. The environmental liability is recorded in the other liabilities caption on the consolidated balance sheet.

NOTE 13 — PARTNERS’ CAPITAL

Units Outstanding

The table below details the units outstanding as of June 30, 2014 and December 31, 2013, and the changes in outstanding units for the six months ended June 30, 2014. As of June 30, 2014, the Fund owned all preferred units and all affiliated common units.

	Class C Convertible Preferred Units	General Partner	Class B Units	Public Common	Affiliated Common
Balance - December 31, 2013	16,666,667	51,036	6,133,558	51,483,263	7,145,866
Buyout of general partner	—	(51,036)	—	—	—
Vested units awarded under our Long-Term Incentive Performance Plan	—	—	—	168,420	—
Reduction in units to cover individuals’ tax withholdings	—	—	—	(33,353)	—

Balance - June 30, 2014	16,666,667	—	6,133,558	51,618,330	7,145,866

As a result of the GP Buyout Transaction, the limited liability company interest of the general partner was contributed to the Partnership.

On March 3, 2014, we filed a prospectus supplement establishing an at-the-market equity program under which we may sell common units with an aggregate offering price up to $100 million, from time to time, until the expiration of our shelf filing in June 2015.

On January 14, 2014, we filed an automatic registration statement on Form S-3 with the SEC to register our common units, preferred units and our debt securities, which may be co-issued by QRE FC. The registration statement also registered guarantees of debt securities by OLLC.

Class B Units

As of June 30, 2014, the QR Parties own a 7.5% limited partnership interest in us, represented by 6,133,558 Class B units. The Class B units are immediately convertible into common units at the election of the QR Parties. Class B units have all the rights of common units except for the right to vote on matters requiring specific approval by common unitholders, and are allocated income in an amount that is equal to their distributions.

Pursuant to the GP Buyout Transaction completed on March 2, 2014, the QR Parties are entitled to receive up to an aggregate of 11.6 million Class B units in up to four annual installments during the next six calendar years, beginning with respect to the year ending December 31, 2014. The QR Parties are entitled to receive an annual installment of such units with respect to any calendar year in which we pay a distribution of $0.4744 per unit with respect to each quarter, achieved a Distribution Coverage Ratio (as defined in our Partnership Agreement) for the year of at least 1.0 and achieve a Total Debt to EBITDAX (as defined in our Partnership Agreement) of no greater than 4.0 for each quarter during such year, unless any excess has been approved by the conflicts committee of our general partner. The Class B units have the same rights, preferences and privileges of our common units and are entitled to the same cash distributions per unit as our common units, except in liquidation where distributions are made in accordance with the respective capital accounts of the units and are convertible into an equal number of

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common units at the election of the holder. These Class B units may be issued as incentives without any corresponding increase in the cash distributions we pay to our unitholders, and any such Class B units issued to the QR Parties will not be subject to forfeiture should we fail to meet the issuance criteria in future periods.

Simultaneously with the execution of the definitive merger agreement with Breitburn on July 23, 2014, the Partnership entered into letter agreements with each of the QR Parties, each of which provides for the waiver by the respective QR Parties of its right to receive a portion of the Class B units to which it would otherwise be entitled as a result of the immediate vesting of certain Contingent Class B Units upon a Change of Control (as defined in our Partnership Agreement).

On February 22, 2013, our general partner elected to convert 80% of its fourth quarter 2012 management incentive fee and, on March 4, 2013, received 6,133,558 Class B units which were issued and outstanding upon conversion. As a result, in the first quarter 2013 our general partner received a reduced fourth quarter management incentive fee of $0.7 million and a distribution of $3.0 million on the Class B units related to the fourth quarter 2012.

Allocation of Net Income (Loss)

Net income (loss) is reduced by noncontrolling interest and is then allocated to the preferred and Class B unitholders to the extent distributions are made or accrued to them during the period and, for 2013, to QRE GP to the extent of the management incentive fee. The remaining income is allocated between QRE GP and the common unitholders in proportion to their pro rata ownership during the period. Subsequent to the GP Buyout Transaction on March 2, 2014, net income (loss) is not allocated to QRE GP.

Cash Distributions

Our partnership agreement, as amended, requires that within 45 days after the end of each quarter, or at the discretion of the general partner, in three equal installments within 15, 45, and 75 days following the end of each quarter, we distribute all of our available cash to preferred unitholders, in arrears, and common unitholders of record on the applicable record date, as determined by our general partner’s Board of Directors.

The following sets forth the distributions that have been declared and paid or are payable:

	Distributions to Preferred Unitholders		General Partner	Class B	Limited Partners			Distributions per other units
					Public Common	Affiliated
For the period ended		Distributions per Preferred Unit				Common	Total Distributions to Other Unitholders

December 31, 2013 (1)	$3,500	$0.21	$—	$—	$—	$—	$—	$—
December 31, 2013 (2)	—	—	8	987	8,489	1,161	10,645	0.1625
December 31, 2013 (3)	—	—	8	987	8,488	1,161	10,644	0.1625
December 31, 2013 (4)	—	—	9	987	8,483	1,161	10,640	0.1625
March 31, 2014 (5)	—	—	—	987	8,483	1,162	10,632	0.1625
March 31, 2014 (6)	—	—	—	987	8,494	1,161	10,642	0.1625
March 31, 2014 (7)	3,500	—	—	981	8,619	1,161	10,761	0.1625
June 30, 2014 (8)	—	—	—	990	8,565	1,161	10,716	0.1625
June 30, 2014 (9)	—	—	—	990	8,565	1,161	10,716	0.1625

(1)	Distributions were made within 45 days after the end of each quarter.
(2)	In December 2013, the Board of Directors approved the first monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in January 2014 to the unitholders of record as of January 13, 2014. This distribution was recorded in the fourth quarter 2013.
(3)	In January 2014, the Board of Directors approved the second monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in February 2014 to the unitholders of record as of February 10, 2014.
(4)	In February 2014, the Board of Directors approved the third monthly distribution of $0.1625 per unit with respect to the fourth quarter of 2013 which was paid in March 2014 to the unitholders of record as of March 10, 2014.
(5)	In March 2014, the Board of Directors approved the first monthly distribution of $0.1625 per unit with respect to the first quarter of 2014 which was paid in April 2014 to the unitholders of record as of April 9, 2014.
(6)	In April 2014, the Board of Directors approved the second monthly distribution of $0.1625 per unit with respect to the first quarter of 2014 which was paid in May 2014 to the unitholders of record as of May 8, 2014.
(7)	In May 2014, the Board of Directors approved the third monthly distribution of $0.1625 per unit with respect to the first quarter 2014 which was paid in June 2014 to the unitholders of record as of June 9, 2014.

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(8)	In June 2014, the Board of Directors approved the first monthly distribution of $0.1625 per unit with respect to the second quarter of 2014 which was paid in July 2014 to the unitholders of record as of July 9, 2014. This distribution was recorded in the second quarter of 2014.
(9)	In July 2014, the Board of Directors approved the second monthly distribution of $0.1625 per unit with respect to the second quarter of 2014 which will be paid in August 2014 to the unitholders of record as of August 7, 2014. This distribution will be recorded in the third quarter of 2014.

NOTE 14 – NET INCOME (LOSS) PER LIMITED PARTNER UNIT

The following sets forth the calculation of net income per limited partner unit for the three and six months ended June 30, 2014 and 2013:

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net income (loss)	$(50,900)	$63,614	$(65,296)	$55,440
Net income attributable to noncontrolling interest	(454)	—	(668)	—

Net income attributable to QR Energy, LP	(51,354)	63,614	(65,964)	55,440

Distribution on Class C convertible preferred units	(3,500)	(3,500)	(7,000)	(7,000)
Amortization of preferred unit discount	(4,030)	(3,868)	(8,018)	(7,697)
Distribution on Class B units	(2,968)	(2,990)	(5,930)	(5,980)

Net income (loss) available to other unitholders	(61,852)	53,256	(86,912)	34,763
Less: general partners’ interest in net income	—	36	142,579	770

Limited partners’ interest in net income (loss)	$(61,852)	$53,220	$(229,491)	$33,993

Common unitholders’ interest in net income (loss)	$(61,852)	$53,220	$(229,491)	$33,993
Net income (loss) attributable to QR Energy, LP per limited partner unit:
Common unitholders’ (basic)	$(1.05)	$0.89	$(3.91)	$0.58
Common unitholders’ (diluted)	$(1.05)	$0.77	$(3.91)	$0.58
Weighted average number of limited partner units outstanding (in thousands) (1)
Common units (basic)	58,764	59,556	58,697	58,455
Common units (diluted)	58,764	82,356	58,697	58,455

(1)	For the three and six months ended June 30, 2014 and 2013, we had weighted average preferred units outstanding of 16,666,667. The preferred and Class B units are contingently convertible into common units and could potentially dilute earnings per unit in the future. The preferred and Class B units have not been included in the diluted earnings per unit calculation for the three and six months ended June 30, 2014 and 2013, as they were anti-dilutive for the periods. For the three and six months ended June 30, 2014, we had 11.6 million Deferred Class B units which were also not included in the diluted earnings per unit calculation as they were anti-dilutive for the period.

Net income (loss) per limited partner unit is determined by dividing the net income (loss) available to the limited partner, after deducting QRE GP’s interest in net income (loss) through the date of the GP Buyout Transaction, by the weighted average number of limited partner units outstanding during the three and six months ended June 30, 2014 and 2013.

NOTE 15 – ACCUMULATED OTHER COMPREHENSIVE INCOME / (LOSS)

Changes in accumulated other comprehensive income / (loss) by component, net of tax, were as follows:

	Gains/(loss) on
	Available-For- Sale	Postretirement
	Securities	Benefits	Total
Accumulated comprehensive income as of December 31, 2013	$613	$4,061	$4,674
Other comprehensive income before reclassifications	391	—	391
Amounts reclassified from accumulated other comprehensive income (1)	(18)	(90)	(108)

Net current period other comprehensive income	373	(90)	283

Accumulated comprehensive income as of June 30, 2014	$986	$3,971	$4,957

Accumulated comprehensive income attributable to non-controlling interest	424	1,621	2,045

Accumulated comprehensive income attributable to QR Energy, LP	$562	$2,350	$2,912

(1)	Amounts were reclassified from accumulated other comprehensive income / (loss) into “Other income (expense), net” in the Consolidated Statement of Operations.

NOTE 16 – UNIT-BASED COMPENSATION

The QRE GP, LLC Long-Term Incentive Plan (the “Plan”) was established for employees, officers, consultants and directors of the Partnership and its affiliates, including QRM, who perform services for us. The Plan consists of unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the Plan is to provide additional incentive compensation to

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such individuals providing services to us and to align the economic interests of such individuals with the interests of our unitholders. The Plan limits the number of common units that may be delivered pursuant to awards under the Plan to 1.8 million units.

On March 10, 2014, we held a special meeting of our common unitholders at which our common unitholders approved the First Amendment to the QRE GP, LLC Long-Term Incentive Plan (the “Amended LTIP”). The Amended LTIP increases the number of common units available for delivery with respect to awards under the Plan so that, an additional 3 million common units are available for delivery with respect to awards under the Amended LTIP.

Restricted Units

Periodically we issue restricted units with a service condition (“Restricted Units”) and restricted units with a market condition (“Performance Units”). The fair value of the Restricted Units, based on the closing price of our common units at the grant date, is amortized to compensation expense on a straight-line basis over the vesting period of the award. The fair value of the Performance Units, based on a Monte Carlo model with assumptions based on market conditions, is amortized to compensation expense on a straight-line basis over the vesting period of the award.

On April 22, 2013, we granted approximately 455,000 Restricted Unit awards and approximately 149,000 Performance Unit awards to employees of QRM and approximately 20,000 unit awards to independent directors of the Partnership.

On April 10, 2014, we granted approximately 550,000 Restricted Unit awards and approximately 135,000 Performance Unit awards to employees of QRM and approximately 20,000 unit awards to independent directors of the Partnership.

Service Restricted Units

For the three months ended June 30, 2014 and 2013, we recognized compensation expense related to the outstanding Restricted Units of $1.1 million and $2.0 million. For the six months ended June 30, 2014 and 2013, we recognized compensation expense related to the outstanding Restricted Units of $2.6 million and $2.9 million.

Performance Restricted Units.

The Performance Units will be earned over a three year period based on the Partnership’s performance relative to its peers in accordance with the Plan. The final units to be issued will range from 0 – 225% of the initial units granted. For the three months ended June 30, 2014 and 2013, we recognized $0.6 million and $0.2 million of compensation expense related to the Performance Units. For the six months ended June 30, 2014 and 2013, we recognized $0.8 million and $0.3 million of compensation expense related to the Performance Units.

The following table summarizes the activity of our Restricted Units and Performance Units for the six months ended June 30, 2014:

		Weighted		Weighted
	Number of	Average		Average
	Service Restricted units	Grant-Date Fair Value	Number of Performance units	Grant-Date Fair Value
Unvested units, December 31, 2013	754,822	$18.22	267,489	$10.17
Granted	570,274	18.00	135,208	12.33
Forfeited	(89,000)	21.00	(18,797)	10.22
Vested	(168,420)	18.15	—	—

Unvested units, June 30, 2014	1,067,676	$17.88	383,900	$10.93

NOTE 17 – INCOME TAXES

The Company is a limited partnership for federal and state income tax purposes, with the exception of the State of Texas, in which income tax liabilities and/or benefits of the Company are passed through to its unitholders. In addition, the Company’s controlling interest in ETSWDC is subject to federal income tax. The Company recognized income tax expense for the three months ended June 30, 2014 and 2013 of less than $0.3 million and $0.1 million.

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The Company recognized income tax expense for the six months ended June 30, 2014 and 2013 of less than $0.4 million and $0.1 million.

The IRS is currently auditing the Company’s partnership federal income tax return for the year ended December 31, 2011. We are fully cooperating with the IRS in the audit process. Although no assurance can be given, we do not anticipate any change in prior period taxable income.

NOTE 18 – RELATED PARTY TRANSACTIONS

Ownership in QRE GP by the Management of the Fund and its Affiliates

Through March 2, 2014, affiliates of the Fund owned 100% of QRE GP. As of June 30, 2014, the Fund owned an aggregate 29.2% limited partner interest in us represented by all of our Class C preferred units and 7,145,866 common units. In addition, former owners of QRE GP owned a 7.5% limited partner interest in us, represented by 6,133,558 Class B units.

Class C Agreement

Simultaneously with the execution of the definitive merger agreement with Breitburn, the Partnership entered into an agreement with the Fund parties which provides that, until the earlier of the consummation of the merger or the termination of the merger agreement with Breitburn in accordance with its terms, each Fund party will not convert the Class C units held by such Fund party into common units pursuant to such Fund party’s conversion rights under Section 5.12(b)(vii) of our Partnership Agreement. In addition, each Fund party agreed not to sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or dispose of, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, lien, hypothecation or other disposition of any Class C units.

Contracts with the Former Owners of QRE GP and its Affiliates

We have entered into agreements with the former owners of QRE GP and its affiliates. The following is a description of the activity of those agreements.

Services Agreement

QRM provides management and operational services for us and the Fund. In accordance with the Services Agreement, QRM is entitled to the reimbursement of general and administrative expenses based on the allocation of charges to us based on the estimated use of such services between us and the Fund. The reimbursement includes direct expenses plus an allocation of compensation costs based on employee time expended and other indirect expenses based on multiple operating metrics. If our sponsor raises additional funds in the future, the quarterly allocated costs will be further divided to include the sponsor’s additional funds as well. These fees will be included in general and administrative expenses in our consolidated statement of operations. QRM will have discretion to determine in good faith the proper allocation of the charges pursuant to the Services Agreement. Management believes this allocation methodology is a reasonable method of allocating general and administrative expenses between us and the Fund and provides for a reasonably accurate depiction of what our general and administrative expenses would be on a stand-alone basis without affiliations with the Fund or QRM. For the three months ended June 30, 2014 and 2013, we were charged $7.4 million and $7.7 million in allocated general and administrative expenses from QRM. For the six months ended June 30, 2014 and 2013, we were charged $15.0 million and $16.1 million in allocated general and administrative expenses from QRM.

In connection with the management of our business, QRM provides services for invoicing and collection of our revenues as well as processing of payments to our vendors. Periodically, QRM remits cash to us for the net working capital received on our behalf. Changes in the affiliate receivable balances during the six months ended June 30, 2014 are included below:

Net affiliate receivable as of December 31, 2013	$3,915
Revenues and other increases	233,430
Expenditures	(186,153)
Settlements from the Fund	(46,812)

Net affiliate receivable as of June 30, 2014	$4,380

As further described in Note 21 – Subsequent Events, simultaneously with the execution of the definitive

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merger agreement with Breitburn on July 23, 2014, Breitburn entered into a Transaction, Voting and Support Agreement with the Fund and QR Parties, which provides for, among other things, the termination of the Services Agreement.

Management Incentive Fee

Through March 2, 2014, under our partnership agreement, for each quarter for which we have paid distributions that equaled or exceeded 115% of our minimum quarterly distribution (which amount we refer to as our “Target Distribution”), or $0.4744 per unit, QRE GP was entitled to a quarterly management incentive fee subject to an adjusted operating surplus threshold as defined in the partnership agreement (“Adjusted Operating Surplus”). Pursuant to the GP Buyout Transaction completed on March 2, 2014 (see Note 1 – Organization and Operations), the management incentive fee was terminated effective for periods subsequent to December 31, 2013.

For the six months ended June 30, 2014, the management fee recognized was $1.4 million related to the fourth quarter of 2013. For the six months ended June 30, 2013, the management incentive fee recognized was $0.7 million related to the fourth quarter of 2012. No management incentive fee was earned related to the first quarter 2013 due to the adjusted operating surplus limitation.

On February 22, 2013, in accordance with our partnership agreement, our general partner elected to convert 80% of its fourth quarter 2012 management incentive fee and on March 4, 2013, received 6,133,558 Class B units which were issued and outstanding upon conversion. In exchange for the issuance of Class B units, management incentive fees payable in the future will, if earned, be reduced to the extent of this and any future conversions. As a result, our general partner received a reduced fourth quarter management incentive fee of $0.7 million and a distribution of $3.0 million on the Class B units related to the fourth quarter 2012.

Waiver of Issuance of Contingent Class B Units

Simultaneously with the execution of the definitive merger agreement with Breitburn on July 23, 2014, the Partnership entered into letter agreements with each of the QR Parties, each of which provides for the waiver by the respective QR Parties of its right to receive a portion of the Class B units to which it would otherwise be entitled as a result of the immediate vesting of certain Contingent Class B Units upon a Change of Control (as defined in our Partnership Agreement).

Long–Term Incentive Plan

The Plan provides compensation for employees, officers, consultants and directors of the Partnership and its affiliates, including QRM, who perform services for us. As of June 30, 2014 and December 31, 2013, 1,451,576 and 1,022,311 restricted units were outstanding under the Amended LTIP and Plan, respectively. For additional discussion regarding the Plan see Note 16 – Unit-Based Compensation.

Distributions of Available Cash to Former Owners of QRE GP and Affiliates

We generally make cash distributions to our common and affiliated common unitholders pro rata, including former owners of QRE GP and its affiliates. Refer to Note 13 – Partners’ Capital for details on the distributions.

NOTE 19 – SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information was as follows for the periods indicated:

	Six Months Ended
	June 30, 2014	June 30, 2013
Supplemental Cash Flow Information
Cash paid during the period for interest	$25,834	$22,647
Non-cash Investing and Financing Activities
Change in accrued capital expenditures	(496)	11,565
Amortization of increasing rate distributions(1)	8,018	7,697
Recognition of deferred Class B unit obligations	141,777	—

(1)	Amortization of increasing rate distributions is offset in the preferred unitholders’ capital account by a non-cash distribution.

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NOTE 20 – SUBSIDIARY GUARANTORS

The Senior Notes, issued on July 30, 2012 by the Partnership and QRE FC (the “Subsidiary Co-Issuer”), are guaranteed by OLLC, a 100% owned subsidiary of the Partnership (the “Guarantor”), and may be guaranteed by certain other future subsidiaries. The Guarantor is 100% owned by the Partnership and its guarantee of the Senior Notes is full and unconditional. The Partnership has no assets or operations independent of its subsidiaries and there are no significant restrictions upon the ability of the Guarantor to distribute funds to the Partnership. The guarantee constitutes a joint and several obligation with any additional future guarantees. The Partnership’s other subsidiaries are ETSWDC and QRE GP, which was contributed to the Partnership upon the completion of the GP Buyout Transaction, and do not guarantee the Senior Notes (the “Non-Guarantor”). Refer to Note 10 – Long-Term Debt for details on the conditions under which guarantees of the Senior Notes may be released. ETSWDC is a non-minor subsidiary and we are providing condensed consolidated financial statements prospectively in accordance with SEC regulations.

The following condensed consolidated financial information is presented in accordance with Rule 3-10 of the Securities and Exchange Commission’s Regulation S-X, and uses the same accounting policies used to prepare the financial information located elsewhere in our consolidated financial statements and related footnotes.

Condensed Consolidating Balance Sheets

	June 30, 2014
	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated
Assets
Current assets
Cash	$73	$—	$3,064	$3,278	$—	$6,415
Accounts receivable	—	—	53,617	2,979	(480)	56,116
Due from affiliates	201,782	—	—	—	(197,402)	4,380
Derivative instruments	—	—	15,065	—	—	15,065
Prepaid and other current assets	—	—	3,841	281	—	4,122

Total current assets	201,855	—	75,587	6,538	(197,882)	86,098

Noncurrent assets
Oil and natural gas properties and other property and equipment, net	—	—	1,652,732	14,756	—	1,667,488
Derivative instruments	—	—	14,265	—	—	14,265
Investment in subsidiaries	603,871	—	17,613	—	(621,484)	—
Other assets	22,360	—	15,442	20,092	—	57,894

Total noncurrent assets	626,231	—	1,700,052	34,848	(621,484)	1,739,647

Total assets	828,086	—	1,775,639	41,386	(819,366)	1,825,745

Liabilities and Partners’ Capital
Current liabilities
Current portions of asset retirement obligations	$—	$—	$4,356	$—	$—	$4,356
Due to affiliates	—	—	197,402	—	(197,402)	—
Derivative instruments	—	—	26,009	—	—	26,009
Accrued and other liabilities	25,784	—	51,519	1,796	(480)	78,619

Total current liabilities	25,784	—	279,286	1,796	(197,882)	108,984

Noncurrent liabilities
Long-term debt	296,852	—	715,000	—	—	1,011,852
Deferred Class B unit obligation	153,749	—	—	—	—	153,749
Derivative instruments	—	—	19,471	—	—	19,471
Asset retirement obligations	—	—	151,182	5,265	—	156,447
Other liabilities	—	—	6,829	7,380	—	14,209

Total noncurrent liabilities	450,601	—	892,482	12,645	—	1,355,728

Partners’ capital
QR Energy, LP partners’ capital	351,701	—	603,871	26,945	(630,816)	351,701
Noncontrolling interest	—	—	—	—	9,332	9,332

Total partners’ capital	351,701	—	603,871	26,945	(621,484)	361,033

Total liabilities and partners’ capital	$828,086	$—	$1,775,639	$41,386	$(819,366)	$1,825,745

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Condensed Consolidating Balance Sheets

	December 31, 2013
	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Assets
Current assets
Cash	$78	$—	$10,575	$2,707	$—	$13,360
Accounts receivable	—	—	55,073	2,939	(570)	57,442
Due from affiliates	234,746	—	—	—	(230,831)	3,915
Derivative instruments	—	—	27,485	—	—	27,485
Prepaid and other current assets	—	—	1,718	141	—	1,859

Total current assets	234,824	—	94,851	5,787	(231,401)	104,061

Noncurrent assets
Oil and natural gas properties and other property and equipment, net	—	—	1,591,015	13,968	—	1,604,983
Derivative instruments	—	—	62,131	—	—	62,131
Investment in subsidiaries	711,734	—	16,478	—	(728,212)	—
Other assets	4,663	—	20,176	19,913	—	44,752

Total noncurrent assets	716,397	—	1,689,800	33,881	(728,212)	1,711,866

Total assets	$951,221	$—	$1,784,651	$39,668	$(959,613)	$1,815,927

Liabilities and Partners’ Capital
Current liabilities
Current portions of asset retirement obligations	$—	$—	$4,310	$—	$—	$4,310
Due to affiliates	—	—	230,831	—	(230,831)	—
Derivative instruments	—	—	11,233	—	—	11,233
Accrued and other liabilities	25,718	—	52,100	1,797	(570)	79,045

Total current liabilities	25,718	—	298,474	1,797	(231,401)	94,588

Noncurrent liabilities
Long-term debt	296,593	—	615,000	—	—	911,593
Derivative instruments	—	—	6,251	—	—	6,251
Asset retirement obligations	—	—	145,893	5,118	—	151,011
Other liabilities	—	—	7,299	7,726	—	15,025

Total noncurrent liabilities	296,593	—	774,443	12,844	—	1,083,880

Partners’ capital
QR Energy, LP partners’ capital	628,910	—	711,734	25,027	(736,761)	628,910
Noncontrolling interest	—	—	—	—	8,549	8,549

Total partners’ capital	628,910	—	711,734	25,027	(728,212)	637,459

Total liabilities and partners’ capital	$951,221	$—	$1,784,651	$39,668	$(959,613)	$1,815,927

Condensed Consolidating Statements of Operations

	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Three Months Ended June 30, 2014
Total revenues	$—	$—	$127,544	$7,177	$(1,415)	$133,306
Expenses
Production and disposal and related expenses	—	—	49,728	5,792	(1,415)	54,105
Depreciation, depletion and amortization	—	—	30,656	100	—	30,756
General and administrative	1,678	—	7,783	—	—	9,461
Accretion of asset retirement obligations and acquisition and transaction costs	—	—	2,756	74	—	2,830

Total expenses	1,678	—	90,923	5,966	(1,415)	97,152

Operating income	(1,678)	—	36,621	1,211	—	36,154
Loss on commodity derivative contracts	—	—	(65,757)	—	—	(65,757)
Interest expense, net, income tax expense and other income, net	(7,244)	—	(7,225)	(96)	—	(14,565)
Loss on Deferred Class B unit obligation	(6,732)	—	—	—	—	(6,732)
Equity in earnings (loss)	(35,700)	—	661	—	35,039	—

Net (loss) income	(51,354)	—	(35,700)	1,115	35,039	(50,900)
Less: Net income attributable to noncontrolling interest	—	—	—	—	454	454

Net income (loss) attributable to QR Energy, LP	$(51,354)	$—	$(35,700)	$1,115	$34,585	$(51,354)

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Condensed Consolidating Statements of Operations

	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Six Months Ended June 30, 2014
Total revenues	$—	$—	$244,961	$13,634	$(2,666)	$255,929
Expenses
Production and disposal and related expenses	—	—	95,747	11,643	(2,666)	104,724
Depreciation, depletion and amortization	—	—	60,391	201	—	60,592
General and administrative	3,492	—	16,124	—	—	19,616
Accretion of asset retirement obligations and acquisition and transaction costs	—	—	8,471	148	—	8,619

Total expenses	3,492	—	180,733	11,992	(2,666)	193,551

Operating income	(3,492)	—	64,228	1,642	—	62,378
Loss on commodity derivative contracts	—	—	(88,922)	—	—	(88,922)
Interest expense, net, income tax expense and other income, net	(14,488)	—	(12,288)	(4)	—	(26,780)
Loss on Deferred Class B unit obligation	(11,972)	—	—	—	—	(11,972)
Equity in earnings	(36,012)	—	970	—	35,042	—

Net (loss) income	(65,964)	—	(36,012)	1,638	35,042	(65,296)
Less: Net income attributable to noncontrolling interest	—	—	—	—	668	668

Net income (loss) attributable to QR Energy, LP	$(65,964)	$—	$(36,012)	$1,638	$34,374	$(65,964)

Condensed Consolidating Statements of Comprehensive Income

	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Three Months Ended June 30, 2014
Net income (loss)	$(51,354)	$—	$(35,700)	$1,115	$35,039	$(50,900)
Other comprehensive income, net of tax:
Reclassification adjustment for avail-for-sale securities	—	—	—	(4)	—	(4)
Change in fair value of available-for-sale securities	187	—	187	318	(374)	318
Pension and postretirement benefit:
Actuarial gain	(28)	—	(28)	(46)	56	(46)

Total other comprehensive income	159	—	159	268	(318)	268

Total comprehensive income (loss)	(51,195)	—	(35,541)	1,383	34,721	(50,632)
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	—	563	563

Comprehensive income (loss) attributable to QR Energy, LP	$(51,195)	$—	$(35,541)	$1,383	$34,158	$(51,195)

Condensed Consolidating Statements of Comprehensive Income

	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Six Months Ended June 30, 2014
Net income (loss)	$(65,964)	$—	$(36,012)	$1,638	$35,042	$(65,296)
Other comprehensive income, net of tax:
Reclassification adjustment for available-for-sale securities	—	—	—	(18)	—	(18)
Change in fair value of available-for-sale securities	221	—	221	391	(442)	391
Pension and post retirement benefit:
Actuarial gain	(53)	—	(53)	(90)	106	(90)

Total other comprehensive income	168	—	168	283	(336)	283

Total comprehensive income (loss)	(65,796)	—	(35,844)	1,921	34,706	(65,013)
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	—	783	783

Comprehensive income (loss) attributable to QR Energy, LP	$(65,796)	$—	$(35,844)	$1,921	$33,923	$(65,796)

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Condensed Consolidating Statements of Cash Flows

	Parent Co-Issuer	Subsidiary Co-Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Six Months Ended June 30, 2014
Net cash (used in) provided by operating activities	$(14,566)	$—	$92,612	$1,103	$—	$79,149
Cash flows from investing activities
Additions to oil and natural gas properties	—	—	(72,164)	(989)	—	(73,153)
Acquisitions	—	—	(40,434)	—	—	(40,434)
Distributions from subsidiaries	87,525	—	—	—	(87,525)	—
Proceeds from sale of available-for-sale securities	—	—	—	893	—	893
Purchases of available-for-sale securities	—	—	—	(436)	—	(436)

Net cash (used in) provided by investing activities	87,525	—	(112,598)	(532)	(87,525)	(113,130)

Cash flows from financing activities
Distributions to unitholders	(70,964)	—	—	—	—	(70,964)
Proceeds from bank borrowings	—	—	100,000	—	—	100,000
Distributions to Parent	—	—	(87,525)	—	87,525	—
Other	(2,000)	—	—	—	—	(2,000)

Net cash (used in) provided by financing activities	(72,964)	—	12,475	—	87,525	27,036

Net increase (decrease) in cash	(5)	—	(7,511)	571	—	(6,945)
Cash at beginning of period	78	—	10,575	2,707	—	13,360

Cash at end of period	$73	$—	$3,064	$3,278	$—	$6,415

NOTE 21 – SUBSEQUENT EVENTS

In preparing the accompanying financial statements, we have reviewed events that have occurred after June 30, 2014, through the issuance of the financial statements.

On June 27 2014, the Board of Directors approved the first monthly distribution of $0.1625 per unit with respect to the second quarter of 2014 which was paid in July 2014 to the unitholders of record as of July 9, 2014.

On July 28, 2014, the Board of Directors approved the second monthly distribution of $0.1625 per unit with respect to the first quarter of 2014 which will be paid in August 2014 to the unitholders of record as of August 7, 2014. This distribution will be recorded in the third quarter 2014.

On July 23, 2014, the Partnership entered into an Agreement and Plan of Merger dated as of July 23, 2014 (the “Merger Agreement”), by and among the Partnership, QRE GP, Breitburn, a Delaware limited partnership, Breitburn GP LLC, a Delaware limited liability company and the general partner of Breitburn, and Boom Merger Sub, LLC, a Delaware limited liability company and newly formed, wholly owned subsidiary of Breitburn (“Merger Sub”). Upon the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Partnership (the “Merger”), with the Partnership continuing as the surviving entity and as a wholly owned subsidiary of Breitburn. The Merger Agreement was approved by the board of directors of our general partner on July 23, 2014.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each common unit and Class B unit of the Partnership issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.9856 Breitburn common units (“Breitburn Units”) (such consideration, the “Unit Consideration”) or, in the case of fractional Breitburn Units, cash (without interest and rounded up to the nearest whole cent) in an amount equal to the product of (i) such fractional part of a Breitburn Unit multiplied by (ii) the average closing price for a Breitburn Unit as reported on the NASDAQ (the “NASDAQ”) for the ten consecutive full trading days ending at the close of trading on the closing date of the Merger (the “Closing Date”). In addition, at the Effective Time, each of the Class C convertible preferred units of the Partnership issued and outstanding immediately prior to the Effective Time will be converted into the right to receive cash in an amount equal to (i) $350 million divided by (ii) the number of Class C convertible preferred units outstanding immediately prior to the Effective Time. A number of Class B units issuable upon a change of control of the Partnership equal to (i) 6,748,067, minus (ii) the excess of (A) the number of performance units that vest and are settled in common units of the Partnership in connection with the Merger over (B) 383,900 will be issued and treated as outstanding Class B units and converted into the right to receive the Unit Consideration. In addition, (i) each restricted common unit that is outstanding pursuant to the Partnership’s long-term incentive plan will vest upon the Effective Time and be converted into the right to receive the Unit Consideration and (ii) immediately prior to the Effective Time each performance unit granted pursuant to the Partnership’s long-term incentive plan will vest and be settled with respect to the number of common units issuable determined based on actual attainment of the

31

applicable performance goal(s) as of two business days prior to the Effective Time, with such resulting common units converted at the Effective Time into the right to receive the Unit Consideration.

The merger is expected to be tax free to the Partnership and tax free to the holders of common units (except to the extent of cash received in lieu of fractional Breitburn Units or any other actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Internal Revenue Code).

Simultaneously with the execution of the Merger Agreement, Breitburn entered into a Transaction, Voting and Support Agreement (the “Voting Agreement”) dated as of July 23, 2014 with the Fund and the QR Parties, which provides for, among other things (i) that the Fund and QR Parties will vote all common units, Class B units and Class C units owned by the them in favor of the Merger and the adoption of the Merger Agreement at any meeting of the Partnership’s unitholders called for such purpose and against any alternative proposal or any proposal made in opposition to adoption of the Merger Agreement and (ii) the termination of certain related party agreements, including the (a) the Services Agreement by and among the Partnership, the General Partner, QRE Operating, LLC and Quantum Resources Management, LLC dated December 22, 2010, (b) the Omnibus Agreement by and among the Partnership, General Partner, the Fund, QA Holdings, LP and QA Global GP, LLC, dated December 22, 2010 and (c) the Stakeholders’ Agreement by and among the Partnership and the Fund, dated as of September 29, 2010.

Simultaneously with the execution of the Merger Agreement, Breitburn, the Fund and the QR Parties entered into a Registration Rights Agreement (the “Registration Rights Agreement”) dated as of July 23, 2014 and effective as of the Closing Date. Among other things, pursuant to the Registration Rights Agreement, (i) no later than the 90th day following the Closing Date, Breitburn will file a shelf registration statement with the SEC to permit the public resale of the Breitburn Units received by the Fund and QR Parties as Unit Consideration, (ii) the Fund and QR Parties will have the right to participate in future underwritten public offerings of Breitburn Units and (iii) to initiate an underwritten offering of the Breitburn Units received by the Fund and QR Parties as Unit Consideration, subject to certain conditions.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Management’s Discussion and Analysis in Part II—Item 7 of our 2013 Annual Report and the consolidated financial statements and related notes therein. Our 2013 Annual Report contains a discussion of other matters not included herein, such as disclosures regarding critical accounting policies and estimates and contractual obligations. You should also read the following discussion and analysis together with the risk factors set forth in the 2013 Annual Report and in Part I—Item 1A “Risk Factors” of this report and the “Cautionary Statement Regarding Forward-Looking Information” in this report and in our 2013 Annual Report.

Overview

QR Energy, LP (“we,” “us,” “our,” or the “Partnership”) is a Delaware limited partnership formed on September 20, 2010, to acquire oil and natural gas assets from our affiliated entity, QA Holdings, LP (the “Predecessor”) and other third party entities to enhance and exploit oil and gas properties. Certain of the Predecessor’s subsidiaries (collectively known as the “Fund”) include Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC.

Our general partner is QRE GP, LLC (“general partner” or “QRE GP”). As a result of the GP Buyout Transaction, QRE GP became a 100% owned subsidiary of the Partnership. We conduct our operations through our 100% owned subsidiary QRE Operating, LLC (“OLLC”). Our 100% owned subsidiary, QRE Finance Corporation (“QRE FC”), has no material assets and was formed for the sole purpose of serving as a co-issuer of our debt securities. We also have a controlling interest in East Texas Saltwater Disposal Company (“ETSWDC”), a privately held Texas corporation. The main purpose of ETSWDC is to dispose of salt water generated as a by-product from oil production in the East Texas Oil Field.

Our financial results depend upon many factors, but are largely driven by the volume of our oil and natural gas production and the price that we receive for that production. Our production volumes will decline as reserves are depleted unless we expend capital in successful development and exploitation activities or acquire properties with existing production. The amount we realize for our production depends predominately upon commodity prices and our related commodity price hedging activities, which are affected by changes in market demand and supply, as impacted by overall economic activity, weather, pipeline capacity constraints, inventory storage levels, basis differential and other factors. These risk factors are mitigated by our hedging program under which we hedge approximately 65% to 85% of our current and anticipated production over the next three-to-five years. Oil and natural gas prices have been extremely volatile, and we expect this volatility to continue. Oil and natural gas prices have increased in the last 12 months. The unweighted arithmetic average first day of-the-month prices for the prior 12 months increased to $100.27/Bbl for oil and increased to $4.10/MMbtu for natural gas as of June 30, 2014 from $96.91/Bbl for oil and $3.67/MMbtu for natural gas as of December 31, 2013. Declines in future oil and natural gas market prices could have a negative impact on our reserve value and could result in an impairment of our oil and gas properties. For example, a hypothetical 10% decrease in the 12 month average of oil prices would decrease the standardized measure of our estimated proved reserves by $359.7 million, and a hypothetical 10% decrease in the 12 month average of natural gas prices would decrease the standardized measure of our estimated reserves by $38.7 million. Accordingly, finding and developing oil and natural gas reserves at economical costs is critical to our long-term success.

33

Results of Operations

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013 (1)	June 30, 2014	June 30, 2013 (1)
Revenues:
Oil sales	$105,706	$84,666	$202,222	$172,741
Natural gas sales	15,018	12,592	28,858	21,445
NGL sales	7,915	7,380	15,706	14,620
Disposal, processing and other	4,667	792	9,143	1,510

Total revenue	133,306	105,430	255,929	210,316

Operating Expenses:
Lease operating expenses	40,999	34,541	79,099	69,118
Production and other taxes	8,360	7,083	16,015	14,788
Processing and transportation	1,032	865	1,902	1,331

Total production expenses	50,391	42,489	97,016	85,237
Disposal and related expenses	3,714	—	7,708	—
Depreciation, depletion and amortization	30,756	26,663	60,592	57,478
Accretion of asset retirement obligations	2,179	1,758	4,313	3,490
General and administrative	9,461	10,098	19,616	20,194
Acquisition and transaction costs	651	59	4,306	620

Total operating expenses	97,152	81,067	193,551	167,019

Operating income	36,154	24,363	62,378	43,297
Other income (expense):
Gain (loss) on commodity derivative contracts, net	(65,757)	49,523	(88,922)	33,517
Loss on Deferred Class B unit obligation	(6,732)	—	(11,972)	—
Interest expense, net	(14,449)	(10,270)	(26,669)	(21,323)
Other income (expense), net	141	—	241	—

Total other income, net	(86,797)	39,253	(127,322)	12,194

Income before income taxes	(50,643)	63,616	(64,944)	55,491
Income tax (expense) benefit, net	(257)	(2)	(352)	(51)

Net income (loss)	(50,900)	63,614	(65,296)	55,440
Less: Net income (loss) attributable to noncontrolling interest	454	—	668	—

Net income (loss) attributable to QR Energy, LP	$(51,354)	$63,614	$(65,964)	$55,440

Sales volume data:
Oil (MBbls)	1,072	872	2,080	1,785
Natural gas (MMcf)	3,259	2,823	6,103	5,799
NGLs (MBbls)	229	228	448	420
Total (MBoe)	1,844	1,571	3,545	3,172
Average net sales volume (Boe/d)	20,264	17,264	19,586	17,525
Average sales price per unit (1):
Oil (per Bbl)	$98.61	$97.09	$97.22	$96.77
Natural gas (per Mcf)	$4.61	$4.46	$4.73	$3.70
NGLs (per Bbl)	$34.56	$32.37	$35.06	$34.81
Average unit cost per Boe:
Lease operating expense	$22.23	$21.99	$22.31	$21.79
Production and other taxes	$4.53	$4.51	$4.52	$4.66
Depreciation, depletion and amortization	$16.68	$16.97	$17.09	$18.12
General and administrative expenses	$5.13	$6.43	$5.53	$6.37

(1)	Does not include the impact of derivative instruments.

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Results of Operations – Continued

Three Months Ended June 30, 2014 Compared to Three Months Ended June 30, 2013

We recorded a net loss of $51.4 million for the three months ended June 30, 2014 compared to net income of $63.6 million for the three months ended June 30, 2013. The decrease in the net income is mainly due to an increase in losses on commodity derivatives and a loss on the deferred Class B unit obligation, partially offset by an increase in operating income.

Revenue:

	Three Months Ended June 30,
	2014	2013	Increase (Decrease)	Percentage Change
Sales Volumes:
Oil (MBbls)	1,072	872	200	23%
Natural gas (MMcf)	3,259	2,823	436	15%
NGL (MBbl)	229	228	1	0%

Total (MBoe)	1,844	1,571	273	17%

Average sales prices per unit: (1)
Oil (per Bbl)	$98.61	$97.09	$1.52	2%
Natural gas (per Mcf) (2)	4.61	4.46	0.15	3%
NGL (per Bbl)	34.56	32.37	2.19	7%

Total (per Boe)	$69.76	$66.61	$3.15	5%

Revenues:
Oil sales	$105,706	$84,666	$21,040	25%
Natural gas sales	15,018	12,592	2,426	19%
NGL sales	7,915	7,380	535	7%
Disposal, processing and other	4,667	792	3,875	489%

Total revenue	$133,306	$105,430	$27,876	26%

(1)	Does not include the impact of derivative instruments.
(2)	Excluding the effects of change in prices on natural gas imbalances, the average sales prices per natural gas unit were $4.58 and $3.98 for the three months ended June 30, 2014 and 2013, respectively.

Total revenue increased by $27.9 million to $133.3 million due to increased sales volumes and prices. The increase in sales volumes is primarily due to a net increase in oil and natural gas sales volumes mainly attributable to acquisitions in East Texas and improved performance at the Jay field following a turnaround to perform routine maintenance during the second quarter of 2013. The increase in revenues was also attributable to higher oil and natural gas prices due to an increase in NYMEX prices, partially offset by less favorable oil price differentials at the Jay field. The increase in disposal, processing and other revenues is attributable to the operations of the ETSWDC, which we included in our results of operations beginning in August 2013 in connection with the 2013 East Texas Acquisition.

Production Expenses. Our production expenses increased by $7.9 million to $50.4 million mainly due to an increase in lease operating expenses and production and other taxes attributable to acquisitions in East Texas, as well as increased costs associated with the higher volumes for the Jay field.

Disposal and Related Expenses. The disposal and related expenses of $3.7 million are attributable to the operations of ETSWDC, which we included in our results of operations beginning in August 2013 in connection with the 2013 East Texas Acquisition.

Depreciation, Depletion and Amortization Expenses. Depreciation, depletion and amortization (“DD&A”) expenses increased by $4.1 million to $30.8 million, or $16.68 per Boe, mainly due to higher production volumes as a result of acquisitions in the first quarter of 2014 and the second half of 2013, partially offset by an increase in reserve quantities.

General and Administrative Expenses. Our general and administrative and other expenses decreased by $0.6 million to $9.5 million, or $5.13 per Boe.

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Effects of Commodity Derivative Contracts. Our net loss on commodity derivative contracts increased by $115.3 million to $65.8 million. Gains and losses on commodity derivative contracts result from changes in the current and future commodity prices as compared to the fixed price of our open commodity derivative contracts.

Interest Expense, net. Net interest expense increased by $4.1 million to $14.4 million mainly due to an increase in the revolving credit facility which was used to fund acquisitions.

Other income, net. Other income of $0.1 million is mainly attributable to investment income for ETSWDC which was acquired in August 2013 in connection with the 2013 East Texas Acquisition.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

We recorded a net loss of $66.0 million for the six months ended June 30, 2014 compared to net gain of $55.5 million for the six months ended June 30, 2013. The increase in the net loss is mainly due to an increase in losses on commodity derivatives and a loss on the deferred Class B unit obligation, partially offset by an increase in operating income.

Revenue:

	Six Months Ended June 30,
	2014	2013	Increase (Decrease)	Percentage Change
Sales Volumes:
Oil (MBbls)	2,080	1,785	295	17%
Natural Gas (MMcf)	6,103	5,799	304	5%
NGL (MBbl)	448	420	28	7%

Total (MBoe)	3,545	3,172	373	12%

Average sales prices per unit: (1)
Oil (per Bbl)	$97.22	$96.77	$0.45	0%
Natural gas (per Mcf) (2)	4.73	3.70	1.03	28%
NGL (per Bbl)	35.06	34.81	0.25	1%

Total (per Boe)	$69.62	$65.83	$3.79	6%

Revenues:
Oil sales	$202,222	$172,741	$29,481	17%
Natural Gas sales	28,858	21,445	7,413	35%
NGL sales	15,706	14,620	1,086	7%
Disposal, processing and other	9,143	1,510	7,633	505%

Total revenue	$255,929	$210,316	$45,613	22%

(1)	Does not include the impact of derivative instruments.
(2)	Excluding the effects of change in prices on natural gas imbalances, the average sales prices per natural gas unit were $4.75 and $3.62 for the six months ended June 30, 2014 and 2013, respectively.

Total revenue increased by $45.6 million to $255.9 million due to increased sales volumes and prices. The increase in sales volumes is primarily due to a net increase in oil, natural gas and NGL sales volumes mainly attributable to acquisitions in East Texas and improved performance at the Jay field following a turnaround to perform routine maintenance during the second quarter of 2013. This increase was partially offset by a decline in volumes related to downtime in certain fields. The increase in revenues was also attributable to higher oil and natural gas prices due to increase in NYMEX prices, partially offset by less favorable oil price differentials at the Jay field. The increase in disposal, processing and other revenues is attributable to the operations of the ETSWDC, which we included in our results of operations beginning in August 2013 in connection with the 2013 East Texas Acquisition.

Production Expenses. Our production expenses increased by $11.8 million to $97.0 million mainly due to an increase in lease operating expenses and production and other taxes attributable to acquisitions in East Texas, as well as increased costs associated with the higher volumes for the Jay field, partially offset by lower costs in the Permian area due to improved operating efficiencies.

Disposal and Related Expenses. The disposal and related expenses of $7.7 million are attributable to the operations of ETSWDC, which we included in our results of operations beginning in August 2013 in connection with the 2013 East Texas Acquisition.

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Depreciation, Depletion and Amortization Expenses. Depreciation, depletion and amortization (“DD&A”) expenses increased by $3.1 million to $60.6 million, or $17.09 per Boe, mainly due to higher production volumes as a result of acquisitions in the first quarter of 2014 and the second half of 2013, partially offset by an increase in reserve quantities.

General and Administrative Expenses. Our general and administrative and other expenses decreased by $0.6 million to $19.6 million, or $5.53 per Boe.

Effects of Commodity Derivative Contracts. Our net loss on commodity derivative contracts increased by $122.4 million to $88.9 million. Gains and losses on commodity derivative contracts result from changes in the current and future commodity prices as compared to the fixed price of our open commodity derivative contracts.

Interest Expense, net. Net interest expense increased by $5.4 million to $26.7 million mainly due to an increase in the revolving credit facility which was used to fund acquisitions.

Other income, net. Other income of $0.2 million is mainly attributable to investment income for ETSWDC which was acquired in August 2013 in connection with the 2013 East Texas Acquisition.

Liquidity and Capital Resources

Our cash flow from operating activities for the six months ended June 30, 2014 was $79.1 million.

Our primary sources of liquidity and capital resources are cash flows generated by operating activities, borrowings under our credit facility, and debt and equity offerings. The capital markets are subject to volatility. Our exposure to current credit conditions includes our credit facility, debt securities, cash investments and counterparty performance risks. Volatility in the debt markets may increase costs associated with issuing debt instruments due to increased spreads over relevant interest rate benchmarks and affect our ability to access those markets.

As of June 30, 2014, our cash and cash equivalents were $6.4 million, which includes $3.3 million that is held with a subsidiary that is not wholly-owned. As of June 30, 2014, our liquidity of $167.9 million consisted of $6.4 million of available cash and $161.5 million of availability under our credit facility after giving effect to $23.5 million of outstanding letters of credit. As of June 30, 2014, we had $715.0 million of borrowings outstanding. As of August 5, 2014 we had $730.0 million of borrowings outstanding with borrowing availability of $146.5 million ($900 million of borrowing base less $730.0 million of outstanding borrowing and $23.5 million of outstanding letters of credit) under our credit facility. The borrowing base is redetermined as of May 1 and November 1 of each year. Pursuant to the semi-annual borrowing base redeterminations, the borrowing base of our revolving credit facility was increased to $950 million on October 15, 2013 and reduced to $900 million on April 21, 2014. In addition, we may request additional capacity for acquisitions of a minimum of the lesser of $50 million or 10% of the then-existing borrowing base. We will continue to monitor our liquidity and the credit markets. Additionally, we continue to monitor events and circumstances surrounding each of the lenders in our credit facility.

A portion of our capital resources may be utilized in the form of letters of credit to satisfy counterparty collateral demands up to $30 million. As of June 30, 2014, we had letters of credit in the amount of $23.5 million outstanding primarily related to a property reclamation deposit. Refer to Part I, Item 1. Consolidated Financial Statements – Note 12, Commitments and Contingencies for details.

Working Capital. Working capital is the amount by which current assets exceed current liabilities. Our working capital requirements are primarily driven by changes in accounts receivable and accounts payable. These changes are impacted by changes in the prices of commodities that we sell and the operating and capital expenditures we incur. In general, our working capital requirements increase in periods of rising commodity prices and decrease in periods of declining commodity prices. However, our working capital needs do not necessarily change at the same rate as commodity prices because both accounts receivable and accounts payable are impacted by the same commodity prices. In addition, the timing of payments received by our customers or paid to our suppliers can also cause fluctuations in working capital because we settle with most of our larger suppliers and customers on a monthly basis and often near the end of the month. We expect that our future working capital requirements will be impacted by these same factors. We believe our cash flows provided by operating activities will be sufficient to meet our operating requirements for the next 12 months.

As of June 30, 2014, we had a negative working capital balance of $22.9 million.

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Capital Expenditures

Growth capital expenditures are capital expenditures that are expected to increase our production and the size of our asset base. The primary purpose of growth capital is to acquire producing assets that will increase our distributions per unit and secondarily increase the rate of production of our existing properties in a manner which is expected to be accretive to our unitholders. We are actively engaged in the acquisition of oil and natural gas properties. We would expect to finance any significant acquisitions of oil and natural gas properties in 2014 through a combination of cash, borrowings under our credit facility and the issuance of debt and equity securities. Growth capital expenditures on existing properties may include projects on our existing asset base, like horizontal re-entry programs that increase the rate of production and provide new areas of future reserve growth. Although we closed an acquisition in August 2013 and January 2014, as discussed in Part I, Item 1. Consolidated Financial Statements – Note 3, Acquisitions, we cannot estimate further growth capital expenditures related to acquisitions, including potential acquisitions of producing properties from the Fund, as we cannot be certain that we will be able to identify attractive properties or, if identified, that we will be able to negotiate acceptable purchase contracts. Maintenance capital expenditures are capital expenditures that we expect to make on an ongoing basis to maintain our production and asset base. The primary purpose of maintenance capital is to maintain our production and asset base at a steady level over the long-term in order to maintain our distributions per unit. For 2014, we have estimated our maintenance capital expenditures to be approximately $72 million.

During the six months ended June 30, 2014, we expended $72.7 million of capital expenditures. We currently expect 2014 total capital spending for the growth and maintenance of our oil and natural gas properties to be approximately $182.3 million. We have increased our expected capital spending to pursue growth opportunities in our various operating areas through drilling wells and recompleting or reactivating existing wells.

The amount and timing of our capital expenditures is largely discretionary and within our control, with the exception of certain projects managed by other operators. If oil and natural gas prices decline below levels we deem acceptable, we may defer a portion of our planned capital expenditures until later periods. Accordingly, we routinely monitor and adjust our capital expenditures in response to changes in oil and natural gas prices, drilling and acquisition costs, industry conditions and internally generated cash flow. Matters outside of our control that could affect the timing of our capital expenditures include obtaining required permits and approvals in a timely manner and the availability of rigs and labor crews. Based on our current oil and natural gas price expectations, we anticipate that our cash flow from operations and available borrowing capacity under our credit facility will exceed our planned capital expenditures and other cash requirements for the remainder of 2014. However, future cash flows are subject to a number of variables, including the level of our oil and natural gas production and the prices we receive for our oil and natural gas production. There can be no assurance that our operations and other capital resources will provide cash in amounts that are sufficient to maintain our planned levels of capital expenditures.

Credit Facility

Revolving Credit Facility

As of June 30, 2014, we had $715.0 million of borrowings outstanding under our revolving credit facility and $23.5 million of letters of credit outstanding resulting in $161.5 million of borrowing availability.

As of June 30, 2014, we were party to the Credit Agreement through April 2017 that governs our $1.5 billion revolving credit facility with a borrowing base of $900.0 million. The borrowing base is subject to redetermination on a semi-annual basis and is subject to a number of factors including quantities of proved oil and natural gas reserves, the banks’ price assumptions, and other various factors unique to each member bank. The borrowing base may also be reduced by an amount equal to 0.25 multiplied by the stated principal amount of any issuances of senior notes. In the future, we may be unable to access sufficient capital under our new credit facility as a result of (i) a decrease in our borrowing base due to subsequent borrowing base redeterminations, or (ii) an unwillingness or inability on the part of our lenders to meet their funding obligations.

A future decline in commodity prices could result in a redetermination that lowers our borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base, or we could be required to pledge additional oil and natural gas properties as collateral. We do not anticipate having any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under the Credit Agreement. Additionally, we anticipate that if, at the time of any distribution, our borrowings equal or exceed the maximum percentage allowed of the then-specified borrowing base, we will not be able to pay distributions to our unitholders in any such quarter without first making the required repayments of indebtedness under the Credit Agreement.

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Borrowings under the Credit Agreement are collateralized by liens on at least 80% of our oil and natural gas properties and all of our equity interests in OLLC and any future guarantor subsidiaries. ETSWDC and QRE GP are not subsidiary guarantors under our Credit Agreement. Borrowings bear interest at our option of either (i) the greater of the prime rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50%, or the one-month adjusted LIBOR plus 1.0%, all of which would be subject to a margin that varies from 0.50% to 1.50% per annum according to the borrowing base usage (which is the ratio of outstanding borrowings and letters of credit to the borrowing base then in effect), or (ii) the applicable LIBOR plus a margin that varies from 1.50% to 2.50% per annum according to the borrowing base usage. The unused portion of the borrowing base is subject to a commitment fee ranging from 0.375% to 0.50% per annum.

The Credit Agreement requires us to maintain a ratio of total debt to EBITDAX (as such term is defined in the Credit Agreement) of not more than 4.0 to 1.0 and a current ratio (as such term is defined in the Credit Agreement) of not less than 1.0 to 1.0. Additionally, the Credit Agreement contains various covenants and restrictive provisions which limit our ability to incur additional debt, guarantees or liens; consolidate, merge or transfer all or substantially all of our assets; make certain investments, acquisitions or other restricted payments; modify certain material agreements; engage in certain types of transactions with affiliates; dispose of assets; prepay certain indebtedness; and to provide audited financial statements within 90 days of year end and quarterly unaudited financial statements within 45 days of quarter end. The Credit Agreement also prohibits us from entering into commodity derivative contracts covering, in any given year, in excess of the greater of (i) 90% of our forecasted production attributable to proved developed producing reserves and (ii) 85% of our forecasted production for the next two years from total proved reserves and 75% of our forecasted production from total proved reserves thereafter, in each case, based upon production estimates in the most recent reserve report. If we fail to perform our obligations under these and other covenants, the revolving credit commitments may be terminated and any outstanding indebtedness under the Credit Agreement, together with accrued interest, could be declared immediately due and payable. As of June 30, 2014, we were in compliance with all of the Credit Agreement covenants.

On March 2, 2014, we entered into the sixth amendment to the Credit Agreement, which permitted the GP Buyout Transaction and provided for the exclusion of QRE GP as a guarantor of our credit facility.

On April 21, 2014, we entered into the seventh amendment to the Credit Agreement, which reduced the borrowing base from $950 million to $900 million.

As of August 5, 2014 we had $730.0 million of borrowings outstanding under our revolving credit facility and $146.5 million of borrowing availability.

Commodity Derivative Contracts

Our cash flow from operations is subject to many variables, the most significant of which is the volatility of oil and natural gas prices. Oil and natural gas prices are determined primarily by prevailing market conditions, which are dependent on regional and worldwide economic activity, weather and other factors beyond our control. Our future cash flow from operations will depend on the prices of oil and natural gas and our ability to maintain and increase production through acquisitions and exploitation and development projects. For further discussion of our derivative activities, see Part I, Item 1. Consolidated Financial Statements – Note 6, Derivative Activities.

Cash Flows

Cash flows provided or used by type of activity were as follows for the periods indicated:

	Six Months Ended
	June 30, 2014	June 30, 2013
Net cash provided by (used in):
Operating activities	$79,149	$93,219
Investing activities	(113,130)	(41,238)
Financing activities	27,036	(64,151)

Operating Activities

Our cash flow from operating activities decreased by $14.1 million to $79.1 million mainly due to changes in working capital attributable to the timing of capital activities and the funding of the deposit account for the NPI related to the Jay field, partially offset by higher operating margins.

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Investing Activities

Our cash flow used in investing activities increased by $71.9 million to $113.1 million mainly due to acquisition expenditures and additions to our oil and natural gas properties related to the expansion of our capital program.

Financing Activities

Our cash flow from financing activities increased by $91.2 million to $27.0 million mainly due to borrowings under our credit facility to fund acquisitions and our capital program.

Contractual Obligations

There were no material changes in our long-term commitments associated with our capital expenditure plans or operating agreements as of June 30, 2014. Our level of capital expenditures will vary in the future periods depending on the success we experience in our acquisition, development and exploitation activities, oil and natural gas price conditions and other related economic factors. Currently no sources of liquidity or financing are provided by off-balance sheet arrangements or transactions with unconsolidated, limited-purpose entities.

Off-Balance Sheet Arrangements

As of June 30, 2014, we have no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. There have been no material changes to our critical accounting policies from those described in our 2013 Annual Report during the six months ended June 30, 2014, except for those discussed in Part I, Item 1. Consolidated Financial Statements – Note 2 – Significant Accounting Policies.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements that will affect us, see Part I, Item 1. Consolidated Financial Statements (Unaudited) – Note 2 – Significant Accounting Policies.

Non-GAAP Financial Measures

We include in this report the non-GAAP financial measures Adjusted EBITDA and Distributable Cash Flow and provide our calculations of Adjusted EBITDA and Distributable Cash Flow and reconciliations to their most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Adjusted EBITDA

We define Adjusted EBITDA as net income from which we add or subtract the following:

•	Net interest expense, including gains and losses on interest rate derivative contracts;

•	Depreciation, depletion, and amortization;

•	Accretion of asset retirement obligations;

•	Gains or losses due to effects of change in prices on natural gas imbalances;

•	Gains or losses on commodity derivative contracts, net;

•	Gains or losses on deferred Class B unit obligation

•	Cash received or paid on the settlement of commodity derivative contracts, net;

•	Income tax expense or benefit;

•	Other income or expense;

•	Interest expense;

•	Impairments;

•	Non-cash general and administrative expenses, and acquisition and transaction costs;

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•	Non-cash pension and postretirement expense or credit; and

•	Beginning with third quarter 2013, noncontrolling interest amounts attributable to each of the items above, as applicable, which revert the calculation back to the Adjusted EBITDA attributable the Partnership

Adjusted EBITDA to the Partnership is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess:

•	the cash flow generated by our assets, without regard to financing methods, capital structure or historical cost basis; and

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness.

In addition, management uses Adjusted EBITDA to evaluate actual cash flow available to pay distributions to our unitholders, develop existing reserves or acquire additional oil and natural gas properties.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner.

Distributable Cash Flow

We define Distributable Cash Flow as Adjusted EBITDA less cash interest expense, estimated maintenance capital expenditures, distributions to preferred unitholders, and the management incentive fee as applicable to the periods prior to the GP Buyout Transaction. Estimated maintenance capital expenditures are calculated based on our estimate of the capital required to maintain our current production for five years, on average. This estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business.

Distributable Cash Flow is a significant performance metric used by us and by external users of our financial statements, such as investors, commercial banks, research analysts and others to compare basic cash flows generated by us (prior to the establishment of any retained cash reserve by our general partner) to the cash distributions we expect to pay our unitholders. Using this metric, management can quickly compute the coverage ratio of estimated cash flows to planned cash distributions. Distributable Cash Flow is also an important financial measure for our unitholders as it serves as an indicator of our success in providing a cash return on investment. Specifically, Distributable Cash Flow indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. Distributable Cash Flow is a quantitative standard used throughout the investment community with respect to publicly-traded partnerships and limited liability companies because the yield is based on the amount of cash distributions the entity pays to a unitholder compared to its unit price.

Distributable Cash Flow may not be comparable to similarly titled measures of other companies because they may not calculate Distributable Cash Flow in the same manner.

The table below presents our calculation of Adjusted EBITDA and Distributable Cash Flow for the periods presented.

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	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Reconciliation of net income (loss) to Adjusted EBITDA and Distributable Cash Flow:
Net income	$(50,900)	$63,614	$(65,296)	$55,440
Loss (gain) on commodity derivative contracts, net	65,757	(49,523)	88,922	(33,517)
Cash received (paid) to settle commodity derivative contracts, net	(1,164)	7,435	42	16,745
Loss on Deferred Class B unit obligation	6,732	—	11,972	—
Loss (gain) on effect of change in prices on gas imbalances	(101)	(1,365)	149	(439)
Depletion, depreciation and amortization	30,756	26,663	60,592	57,478
Accretion of asset retirement obligations	2,179	1,758	4,313	3,490
Interest (income) expense	14,449	10,270	26,669	21,323
Other (income) expense	(141)	—	(241)	—
Income tax expense (benefit)	257	2	352	51
Non-cash general and administrative expenses and acquisition and transaction costs	2,307	2,219	7,705	3,806
Noncontrolling interest	(564)	—	(811)	—

Adjusted EBITDA	$69,567	$61,073	$134,368	$124,377

Cash interest expense	(13,211)	(11,494)	(25,599)	(22,571)
Estimated maintenance capital expenditures	(18,000)	(17,000)	(36,000)	(34,000)
Distributions to preferred unitholders	(3,500)	(3,500)	(7,000)	(7,000)
Management incentive fee (1)	—	(1,266)	—	(1,266)

Distributable Cash Flow	$34,856	$27,813	$65,769	$59,540

(1)	The management incentive fee was not applicable to the three and six months ended June 30, 2014 as a result of the GP Buyout Transaction. The management incentive fee applicable to the three months ended June 30, 2013 was recognized during the three months ended September 30, 2013.

The increase in Adjusted EBITDA of $8.5 million to $69.6 million for the three months ended June 30, 2014 is mainly due to an increase in cash operating margins, partially offset by a decrease in cash receipts on settlements of commodity derivative contracts. The increase in Adjusted EBITDA of $ 10.0 million to $134.4 million for the six months ended June 30, 2014 is mainly due to an increase in cash operating margins, partially offset by a decrease in cash receipts on settlements of commodity derivative contracts.

The increase in Distributable Cash Flow of $7.0 million to $34.9 million for the three months ended June 30, 2014 is mainly due to an increase in Adjusted EBITDA, partially offset by an increase in cash interest expense which is mainly attributable to our revolving credit facility, and an increase in maintenance capital expenditures. The increase in Distributable Cash Flow of $6.2 million to $65.8 million for the six months ended June 30, 2014 is mainly due to an increase in Adjusted EBITDA, partially offset by an increase in cash interest expense which is mainly attributable to our revolving credit facility, and an increase in maintenance capital expenditures.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Information about market risks for 2014 did not change materially from the disclosures in Item 7A of our 2013 Annual Report.

Derivative Instruments and Hedging Activity

We are exposed to various risks including energy commodity price risk. If oil and natural gas prices decline significantly, our ability to finance our capital budget and operations could be adversely impacted. We expect energy prices to remain volatile and unpredictable, therefore we have designed a hedging policy which provides for the use of derivative instruments to provide partial protection against declines in oil and natural gas prices by reducing the risk of price volatility and the effect it could have on our operations. The types of derivative instruments that we typically utilize are swaps. The total volumes that we hedge through the use of our derivative instruments vary from period to period, however, generally our objective is to hedge approximately 65% to 85% of our current and anticipated production over the next three-to-five year period. Our hedging policies and objectives may change significantly as commodities prices or price futures change.

Our hedging policy provides for the use of interest rate swaps to reduce the exposure to market rate fluctuations by converting variable interest rates into fixed interest rates. We are exposed to market risk on our open contracts, to the extent of changes in LIBOR.

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We are exposed to market risk on our open derivative contracts of non-performance by our counterparties. We do not expect such non-performance because our contracts are with major financial institutions with investment grade credit ratings. Each of the counterparties to our derivative contracts is a lender in our Credit Agreement. We did not post collateral under any of these contracts, as they are secured under the Credit Agreement. We account for our derivative activities whereby each derivative instrument is recorded on the balance sheet as either an asset or liability measured at fair value. Refer to Part I, Item 1. Consolidated Financial Statements – Note 6 – Derivative Activities for further details.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) we have evaluated, under the supervision and with the participation of our Chief Executive Officer, our principal executive officer, and Chief Financial Officer, our principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2014. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Based on this evaluation, the principal executive officer and the principal financial officer concluded that the Partnership’s disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2014.

Changes in Internal Control over Financial Reporting.

There were no changes in our system of internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) that occurred during the six months ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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PART II. OTHER INFORMATION

Item 1. Legal Proceedings

Please see Part 1, Item 3 “Legal Proceedings” in our 2013 Annual Report on Form 10-K. In the ordinary course of business, we are involved in various legal proceedings. To the extent we are able to assess the likelihood of a negative outcome for these proceedings, our assessments of such likelihood range from remote to probable. If we determine that a negative outcome is probable and the amount of loss is reasonably estimable, we accrue the estimated amount. We currently have no legal proceedings with a probable adverse outcome. Therefore, we do not believe that the outcome of these legal proceedings, individually or in the aggregate, will have a materially adverse effect on our financial condition, results of operations or cash flows.

Item 1A. Risk Factors

There have been no material changes to the risk factors described in the Partnership’s 2013 Annual Report on Form 10-K.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QR ENERGY, LP

	By:	QRE GP, LLC,
its General Partner

Dated: August 6, 2014	By:	/s/ Alan L. Smith
Alan L. Smith
Chief Executive Officer and Director

Dated: August 6, 2014	By:	/s/ Cedric W. Burgher
Cedric W. Burgher
Chief Financial Officer

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors.

Breitburn Energy Partners LP

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We may purchase insurance for liabilities asserted against, and expenses incurred by, persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Reference is made to the Exhibit Index following the signature page hereof, which Exhibit Index is hereby incorporated into this Item.

(b) Financial Statement Schedules.

Financial statement schedules are omitted because they are not required or the required information is shown in the consolidated financial statements or the notes thereto incorporated by reference in the proxy statement/prospectus that forms a part of this registration statement.

(c) Opinions.

The opinions of Greenhill & Co., LLC, financial advisor to the QRE GP board of directors and Tudor, Pickering, Holt & Co. Securities, Inc., financial adviser to the QRE GP conflicts committee, are attached as Annexes C and D, respectively, to the proxy statement/prospectus that forms a part of this registration statement.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(a) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the

Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) That every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(e) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California on October 15, 2014.

BREITBURN ENERGY PARTNERS LP

By:	BREITBURN GP, LLC, its general partner

By:	/s/ James G. Jackson
	Name:	James G. Jackson
	Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement, or amendment thereto, has been signed by the following persons in the capacities indicated on October 15, 2014.

Signature	Title

* Halbert S. Washburn	Chief Executive Officer and Director (Principal Executive Officer)

/s/ James G. Jackson James G. Jackson	Chief Financial Officer (Principal Financial Officer)

* Lawrence C. Smith	Vice President and Controller (Principal Accounting Officer)

* John R. Butler, Jr.	Chairman of the Board of Directors

* Randall H. Breitenbach	Director

* David B. Kilpatrick	Director

* Gregory J. Moroney	Director

* Charles S. Weiss	Director

*By:	/s/ James G. Jackson
James G. Jackson Attorney-in-fact

S-1

EXHIBIT INDEX

Exhibit Number		Description of Exhibit

2.1***	—	Agreement and Plan of Merger, dated as of July 23, 2014, by and among Breitburn Energy Partners LP, Breitburn GP LLC, Boom Merger Sub, LLC, QR Energy, LP and QRE GP, LLC (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference). Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K.

3.1	—	Certificate of Limited Partnership of Breitburn Energy Partners L.P. (incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to Form S-1 (File No. 333-134049) filed on July 13, 2006).

3.2	—	Second Amended and Restated Agreement of Limited Partnership of Breitburn Energy Partners LP (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-33055) filed on May 21, 2014).

3.3	—	Fourth Amended and Restated Limited Liability Company Agreement of Breitburn GP, LLC dated as of April 5, 2010 (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K (File No. 001-33055) filed on April 9, 2011).

3.4	—	Amendment No. 1 to the Fourth Amended and Restated Limited Liability Company Agreement of Breitburn GP, LLC dated as of December 30, 2010 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-33055) filed on January 6, 2011).

5.1*	—	Opinion of Latham & Watkins LLP as to the legality of the securities being offered.

8.1*	—	Opinion of Latham & Watkins LLP as to certain tax matters.

8.2*	—	Opinion of Vinson & Elkins L.L.P. as to certain tax matters.

10.1***	—	Transaction, Voting and Support Agreement, dated July 23, 2014, by and among Breitburn Energy Partners LP, Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP, Black Diamond Resources, LLC, QR Holdings (QRE), LLC and QR Energy Holdings, LLC (included as Annex B to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

15.1*	—	Letter of Deloitte & Touche LLP regarding Unaudited Interim Financial Information.

21.1	—	List of subsidiaries of Breitburn Energy Partners LP (incorporated by reference to Breitburn’s (File No. 001-33055) Annual Report on Form 10-K for the year ended December 31, 2013).

23.1*	—	Consent of PricewaterhouseCoopers LLP (Breitburn Energy Partners LP).

23.2*	—	Consent of PricewaterhouseCoopers LLP (QR Energy, LP).

23.3*	—	Consent of Deloitte & Touche LLP.

23.4*	—	Consent of Johnson Miller & Co., CPA’s PC. (CrownRock L.P.).

23.5*	—	Consent of Johnson Miller & Co., CPA’s PC. (Lynden USA Inc.).

23.6***	—	Consent of Netherland, Sewell & Associates, Inc. (QR Energy, LP).

23.7***	—	Consent of Miller and Lents.

23.8***	—	Consent of Netherland, Sewell & Associates, Inc. (Breitburn Energy Partners LP).

23.9***	—	Consent of Schlumberger Data & Consulting, Inc.

23.10***	—	Consent of Cawley, Gillespie & Associates, Inc.

23.11*	—	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

Exh-1

Exhibit Number		Description of Exhibit

23.12*	—	Consent of Latham & Watkins LLP (included in Exhibit 8.1).

23.13*	—	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.2).

24.1***	—	Powers of attorney (included on the signature page hereto).

99.1***	—	Consent of Greenhill & Co., LLC

99.2***	—	Consent of Tudor, Pickering, Holt & Co. Securities, Inc.

99.3***	—	Form of Proxy Card for QR Energy, LP Special Meeting.

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.

Exh-2